Filed by Just Eat Takeaway.com N.V.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Grubhub Inc.
Commission File No.: 001-36389

Form F-4 File No.: 333-255540

Forward-Looking Statements

This communication contains “forward-looking statements” regarding Grubhub, Just Eat Takeaway.com or their respective management’s future expectations, beliefs, intentions, goals, strategies, plans and prospects, which, in the case of Grubhub, are made in reliance on the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements involve substantial risks, known and unknown, uncertainties, assumptions and other factors that may cause actual results, performance or achievements to differ materially from future results expressed or implied by such forward-looking statements including, but not limited to, the occurrence of any event, change or other circumstances that could give rise to the right of one or both of Grubhub or Just Eat Takeaway.com to terminate the merger agreement; the ability to obtain approval by Grubhub stockholders on the expected schedule or at all; difficulties and delays in integrating Grubhub’s and Just Eat Takeaway.com’s businesses; risks that the proposed merger disrupts Grubhub’s or Just Eat Takeaway.com’s current plans and operations; failing to fully realize anticipated synergies, cost savings and other anticipated benefits of the proposed merger when expected or at all; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; the risk that unexpected costs will be incurred; the ability of Grubhub or Just Eat Takeaway.com to retain and hire key personnel; the diversion of management’s attention from ongoing business operations; uncertainty as to the value of the Just Eat Takeaway.com ordinary shares to be issued in connection with the proposed merger; uncertainty as to the long-term value of the common stock of the combined company following the proposed merger; the continued availability of capital and financing following the proposed merger; the outcome of any legal proceedings that may be instituted against Grubhub, Just Eat Takeaway.com or their respective directors and officers; changes in global, political, economic, business, competitive, market and regulatory forces; changes in tax laws, regulations, rates and policies; future business acquisitions or disposals; competitive developments; and the timing and occurrence (or non-occurrence) of other events or circumstances that may be beyond Grubhub’s and Just Eat Takeaway.com’s control. These and other risks, uncertainties, assumptions and other factors may be amplified or made more uncertain by the COVID-19 pandemic, which has caused significant economic uncertainty. The extent to which the COVID-19 pandemic impacts Grubhub’s and Just Eat Takeaway.com’s businesses, operations and financial results, including the duration and magnitude of such effects, will depend on numerous factors, which are unpredictable, including, but not limited to, the duration and spread of the outbreak, its severity, the actions taken to contain the virus or treat its impact, and how quickly and to what extent normal economic and operating conditions can resume. Forward-looking statements generally relate to future events or Grubhub and Just Eat Takeaway.com’s future financial or operating performance and include, without limitation, statements relating to the proposed merger and the potential impact of the COVID-19 outbreak on Grubhub and Just Eat Takeaway.com’s business and operations. In some cases, you can identify forward-looking statements because they contain words such as “anticipates,” “believes,” “contemplates,” “could,” “seeks,” “estimates,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “should,” “will,” “would” or similar expressions and the negatives of those terms.

While forward-looking statements are Grubhub’s and Just Eat Takeaway.com’s current predictions at the time they are made, you should not rely upon them. Forward-looking statements represent Grubhub’s and Just Eat Takeaway.com’s management’s beliefs and assumptions only as of the date of this communication, unless otherwise indicated, and there is no implication that the information contained in this communication is made subsequent to such date. For additional information concerning factors that could cause actual results and outcomes to differ materially from those expressed or implied in the forward-looking statements, please refer to the cautionary statements and risk factors included in Grubhub’s filings with the Securities and Exchange Commission (the “SEC”), including Grubhub’s Annual Report on Form 10-K filed with the SEC on March 1, 2021, Grubhub’s Quarterly Reports on Form 10-Q and any further disclosures Grubhub makes in Current Reports on Form 8-K. Grubhub’s SEC filings are available electronically on Grubhub’s investor website at investors.grubhub.com or the SEC’s website at www.sec.gov. For additional information concerning factors that could cause future results to differ from those expressed or implied in the forward-looking statements, please refer to Just Eat Takeaway.com’s non-exhaustive list of key risks and cautionary statements included in Just Eat Takeaway.com’s Annual Report, which is available electronically on Just Eat Takeaway.com’s investor website at www.justeattakeaway.com. Except as required by law, Grubhub and Just Eat Takeaway.com assume no obligation to update these forward-looking statements or this communication, or to update, supplement or correct the information set forth in this communication or the reasons actual results could differ materially from those anticipated in the forward-looking statements, even if new information becomes available in the future. All subsequent written and oral forward-looking statements attributable to Grubhub, Just Eat Takeaway.com or any person acting on behalf of either party are expressly qualified in their entirety by the cautionary statements referenced above.

Additional Information and Where to Find It

In connection with the proposed merger, Just Eat Takeaway.com has filed with the SEC a registration statement on Form F-4 to register the shares to be issued in connection with the proposed merger. The registration statement was declared effective by the SEC on May 12, 2021, and includes a proxy statement of Grubhub/prospectus of Just Eat Takeaway.com. The definitive proxy statement/prospectus was first mailed to the stockholders of Grubhub on or about May 12, 2021, seeking their approval of the respective merger-related proposals. Also in connection with the proposed merger, on or about May 12, 2021, Just Eat Takeaway.com filed with the Netherlands Authority for the Financial Markets (“AFM”) and the UK Financial Conduct Authority (“FCA”) a prospectus for the listing and admission to trading on Euronext Amsterdam and the admission to listing on the FCA’s Official List and to trading on the London Stock Exchange’s Main Market for listed securities of the shares to be issued in connection with the proposed merger (the “Prospectus”).

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT ON FORM F-4, THE PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, THE AFM AND/OR THE FCA IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. The Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.justeattakeaway.com.

Participants in the Solicitation

Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed merger under the rules of the SEC. Information about Grubhub’s directors and executive officers is available in Grubhub’s definitive proxy statement dated April 28, 2021 for its 2021 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub’s 2021 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. These documents are available free of charge from the sources indicated above, and from Grubhub by going to its investor relations page on its corporate website at investors.grubhub.com. Information about Just Eat Takeaway.com’s directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com’s 2020 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com’s website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended and applicable United Kingdom, Dutch and other European regulations.

Just Eat Takeaway.com N.V., a public limited liability company (naamloze vennootschap) incorporated under the laws of the Netherlands, with its seat in Amsterdam, the Netherlands)

Proposed issue of up to 66,940,392 ordinary shares in the share capital of Just Eat Takeaway.com N.V. in connection with the recommended all-share combination of Just Eat Takeaway.com N.V. and Grubhub Inc.

Listing and admission to trading on Euronext Amsterdam of up to 66,940,392 new ordinary shares in the share capital of Just Eat Takeaway.com N.V.

Application for admission of up to 66,940,392 new ordinary shares in the share capital of Just Eat Takeaway.com N.V. to the premium listing segment of the Official List of the UK Financial Conduct Authority and to trading on the London Stock Exchange plc’s main market for listed securities

Sponsor

Merrill Lynch International

This document (this “Prospectus”) is published in connection with the admission to listing and trading on Euronext Amsterdam (as defined below) of up to 66,940,392 newly issued ordinary shares in the share capital of Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com” or the “Company”) with a nominal value of €0.04 each (the “New Just Eat Takeaway.com Shares”) (the “NL Admission”) and the admission to the premium listing segment of the UK Official List (as defined below) and to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) main market for listed securities (together, the “UK Admission”) of up to 66,940,392 New Just Eat Takeaway.com Shares.

Grubhub Inc. (“Grubhub”, together with its subsidiaries, the “Grubhub Group”) entered into the agreement and plan of merger with the Company, Checkers Merger Sub I, Inc. (“Merger Sub I”) and Checkers Merger Sub II, Inc. (“Merger Sub II”), on 10 June 2020 (as amended on 4 September 2020 and 12 March 2021) (the “Merger Agreement”). The Company proposes to issue the New Just Eat Takeaway.com Shares in connection with its proposed acquisition of 100% of the ordinary share capital of Grubhub in an all-share combination in accordance with the Merger Agreement (the “Transaction”). Unless the context otherwise requires, this Prospectus has been prepared on the assumption that the Transaction will become effective as proposed in further detail in this Prospectus.

Upon completion of the Transaction (“Completion”), the New Just Eat Takeaway.com Shares will be issued as fully paid and on identical terms and will rank pari passu with the ordinary shares in the share capital of the Company with a nominal value of €0.04 each (the “Just Eat Takeaway.com Shares”) in issue at the time that the New Just Eat Takeaway.com Shares are issued, including in respect of the right to receive and retain all dividends and other distributions (if any) declared, made or paid on the Just Eat Takeaway.com Shares after the Transaction becomes effective.

Just Eat Takeaway.com Shares are publicly traded on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V. (“Euronext Amsterdam”), under the symbol “TKWY”. An application will be made to list and admit the New Just Eat Takeaway.com Shares to trading on Euronext Amsterdam. The New Just Eat Takeaway.com Shares are expected to be listed and admitted to trading on Euronext Amsterdam at 8.00 a.m. London time / 9.00 a.m. Amsterdam time on or around the date of Completion which, subject to the satisfaction or waiver of the Conditions (as defined below), is expected to occur by the end of H1 2021.

Just Eat Takeaway.com Shares are publicly traded on the London Stock Exchange’s main market for listed securities, under the symbol “JET” with international securities identification number (“ISIN”) NL0012015705. Applications will be made to the Financial Conduct Authority acting in its capacity as the competent authority for the purposes of Part VI of the Financial Services and Markets Act 2000, as amended (“FSMA”) (including the Financial Conduct Authority acting in the capacity of performing its UK Listing Authority functions) (the “FCA”) for the New Just Eat Takeaway.com Shares to be admitted to the premium listing segment of the Official List maintained by the FCA pursuant to FSMA (the “UK Official List”) and to the London Stock Exchange for the New Just Eat Takeaway.com Shares to be admitted to trading on its main market for listed securities under the same symbol and ISIN as the Just Eat Takeaway.com Shares. It is expected that the UK Admission will become effective, and that dealings on the London Stock Exchange in the New Just Eat Takeaway.com Shares will commence, at 8.00 a.m. London time / 9.00 a.m. Amsterdam time on or around the date of Completion which, subject to the satisfaction or waiver of the Conditions (as defined below), is expected to occur by the end of H1 2021.

Any transactions in the New Just Eat Takeaway.com Shares prior to the NL Admission are at the sole risk of the parties concerned. The Company, ABN AMRO Bank N.V. (“ABN AMRO”), as listing and paying agent for the NL Admission (the “Listing and Paying Agent”), and Euronext Amsterdam N.V. do not accept responsibility or liability towards any person as a result of the withdrawal of the NL Admission or the (related) annulment of any transactions in the New Just Eat Takeaway.com Shares.

INVESTING IN THE NEW JUST EAT TAKEAWAY.COM SHARES INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 11 OF THIS PROSPECTUS FOR A DESCRIPTION OF CERTAIN RISKS THAT SHOULD BE CAREFULLY CONSIDERED BEFORE INVESTING IN THE NEW JUST EAT TAKEAWAY.COM SHARES.

The New Just Eat Takeaway.com Shares will be delivered in book-entry form through the facilities of Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. (“Euroclear Nederland”), having its offices at Herengracht 459-469, 1017 BS Amsterdam, the Netherlands.

This Prospectus is issued solely in connection with the NL Admission and UK Admission. This Prospectus does not constitute or form part of an offer or invitation to sell or issue, or any solicitation of an offer to purchase or subscribe for, any securities by any person. No offer of ordinary shares is being made in any jurisdiction.

No New Just Eat Takeaway.com Shares nor any other securities in the Company have been marketed to, nor are available for purchase, in whole or in part, by the public in the part of the Kingdom of the Netherlands located in Europe (“the Netherlands” or “NL”), the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom” or “UK”) or elsewhere in connection with the NL Admission or the UK Admission, save for the holders of all issued and outstanding shares of common stock, with a par value $0.0001 per share, of Grubhub (the “Grubhub Shares”, its holders the “Grubhub Stockholders”) in accordance with its terms.

Merrill Lynch International (“Merrill Lynch”), which is authorized by the Prudential Regulation Authority (“PRA”) and regulated by the FCA and the PRA in the United Kingdom, is acting as “Sponsor” exclusively for Just Eat Takeaway.com in connection with the Transaction and for no one else and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Merrill Lynch or for providing advice in connection with the Transaction. Bank of America Europe DAC, Amsterdam Branch (formerly known as Bank of America Merrill Lynch International DAC, Amsterdam Branch) (“BofA Securities”), a subsidiary of Bank of America Corporation, is acting as financial advisor exclusively for Just Eat Takeaway.com and no one else in connection with the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of BofA Securities or for providing advice in connection with the Transaction. Goldman Sachs International, which is authorized by the PRA and regulated by the FCA and the PRA in the United Kingdom, is acting as financial advisor (being referred to, together with BofA Securities, as the “Financial Advisors”) exclusively for Just Eat Takeaway.com and no one else in connection with the Transaction and will not be responsible to anyone other than Just Eat Takeaway.com for providing the protections afforded to clients of Goldman Sachs International or for providing advice in connection with the Transaction.

Apart from the responsibilities and liabilities, if any, which may be imposed on the Sponsor and the Financial Advisors by FSMA or the regulatory regime established thereunder, neither the Sponsor nor the Financial Advisors nor any of their respective affiliates accepts any responsibility whatsoever for, or makes any warranty or representation, express or implied, in respect of, the contents of this Prospectus, including its accuracy, completeness or verification or concerning any other statement made or purported to be made by it, or on its behalf, in connection with the Company, the New Just Eat Takeaway.com Shares, the proposed Transaction or the UK Admission and nothing in this Prospectus is or shall be relied upon as a promise or representation in this respect, whether as to the past or to the future. The Sponsor and the Financial Advisors and their respective affiliates accordingly disclaim to the fullest extent permitted by law all and any responsibility or liability whether arising in tort, contract or otherwise (save as referred to herein) which they might otherwise have in respect of this Prospectus or such statement.

This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities under the securities laws of the United States of America (“United States” or “U.S.”). In connection with the Transaction, Just Eat Takeaway.com has filed with the U.S. Securities and Exchange Commission (the “SEC”) a registration statement on Form F-4 (the “Registration Statement”) to register the shares to be issued in connection with the Transaction. The Registration Statement includes a preliminary proxy statement of Grubhub that also constitutes a prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the Grubhub Stockholders seeking their approval of the Transaction-related proposals. This communication is not a substitute for the Registration Statement, proxy statement/prospectus or other documents that the Company may file with the SEC in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF GRUBHUB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN CONNECTION WITH THE TRANSACTION, WHEN

THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE TRANSACTION. Investors and security holders may obtain copies of these documents (when they are available) and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. This Prospectus, as well as any supplement thereto, will be made available on the website of Just Eat Takeaway.com at its website www.justeattakeaway.com.

This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”), and applicable United Kingdom, Dutch and other European regulations.

This Prospectus has been approved by the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”), as competent authority under Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”) and, separately, by the FCA, as competent authority under the EU Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended (the “UK Prospectus Regulation”). The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the EU Prospectus Regulation and the FCA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation. Such approvals should not be considered as an endorsement of the quality of the securities and of the Company that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

This Prospectus is dated 12 May 2021.

SUMMARY

Section A – Introduction and Warnings

Introduction. This summary should be read as an introduction to this document (the “Prospectus”) relating to the admission to trading and listing on Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V. (“Euronext Amsterdam”) of up to 66,940,392 newly issued ordinary shares in the share capital of Just Eat Takeaway.com N.V. (“Just Eat Takeaway.com” or the “Company”) with a nominal value of €0.04 each (the “New Just Eat Takeaway.com Shares”) (the “NL Admission”) and the admission to the premium listing segment of the Official List (the “UK Official List”) maintained by the Financial Conduct Authority (the “FCA”)pursuant to the Financial Services and Markets Act 2000, as amended (“FSMA”) and to trading on the London Stock Exchange plc’s (the “London Stock Exchange”) main market for listed securities (together, the “UK Admission”) of up to 66,940,392 New Just Eat Takeaway.com Shares. As previously announced, Grubhub Inc. (“Grubhub”, together with its subsidiaries, the “Grubhub Group”) entered into the agreement and plan of merger with the Company, Checkers Merger Sub I, Inc. and Checkers Merger Sub II, Inc. on 10 June 2020 (as amended on 4 September 2020 and 12 March 2021) (the “Merger Agreement”), whereby the Company will acquire Grubhub in an all-share combination in accordance with the Merger Agreement (the “Transaction”). In connection with the Transaction, Just Eat Takeaway.com has filed a registration statement on Form F-4 (the “Registration Statement”) and a registration statement on Form F-6 with the United States of America (“United States” or “U.S.”) Securities and Exchange Commission (the “SEC”) to register the New Just Eat Takeaway.com Shares (which will be represented by American depositary shares (the “New Just Eat Takeaway.com ADSs”)) and the New Just Eat Takeaway.com ADSs to be issued to the holders of issued and outstanding shares of common stock, with a par value $0.0001 per share, of Grubhub (“Grubhub Stockholders”) as the merger consideration, respectively, under the Securities Act of 1933, as amended, and has applied for the New Just Eat Takeaway.com ADSs to be approved for listing on the Nasdaq Global Select Market (“Nasdaq”) (the “ADS Admission”). Any decision to invest in the New Just Eat Takeaway.com Shares should be based on a consideration of this Prospectus as a whole by the investor. An investor could lose all or part of the invested capital. Where a claim relating to the information contained in this Prospectus is brought before a court, the plaintiff investor might, under national law, have to bear the costs of translating this Prospectus before the legal proceedings are initiated. Civil liability attaches only to those persons who have tabled the summary, including any translation thereof, but only where the summary is misleading, inaccurate or inconsistent, when read together with the other parts of this Prospectus, or it does not provide, when read together with the other parts of this Prospectus, key information in order to aid investors when considering whether to invest in the New Just Eat Takeaway.com Shares.

The international securities identification number (“ISIN”) of the New Just Eat Takeaway.com Shares is NL0012015705. The Company’s legal and commercial name is Just Eat Takeaway.com N.V., its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, its telephone number is +31 (0)20 210 7000, and its website is www.justeattakeaway.com. The Company is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier (“LEI”) is 724500FVZIBSSQ7SHI95.

Competent authority. The competent authority approving this Prospectus under Regulation (EU) 2017/1129 of the European Parliament and of the Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC (the “EU Prospectus Regulation”) is the Dutch Authority for the Financial Markets (Stichting Autoriteit Financiële Markten, the “AFM”). The AFM’s address is Vijzelgracht 50, 1017 HS Amsterdam, the Netherlands. Its telephone number is +31 (0)20 797 2000, and its website is http://www.afm.nl. The AFM has approved this Prospectus on 12 May 2021. The competent authority approving this Prospectus under the EU Prospectus Regulation as it forms part of UK domestic law by virtue of the European Union (Withdrawal) Act 2018, as amended, is the FCA. The head office of the FCA is at 12 Endeavour Square, London, E20 1JN. The telephone number of the FCA is + 44 (0)20 7066 1000. This document was approved by the FCA on 12 May 2021.

Section B – Key Information on the Issuer

Who is the issuer of the securities?

Domicile and legal form. The issuer of the New Just Eat Takeaway.com Shares is the Company. The Company is a public limited liability company (naamloze vennootschap) incorporated and operating under the laws of, and is domiciled in, the part of the Kingdom of the Netherlands located in Europe (“the Netherlands” or “NL”). The Company’s LEI is 724500FVZIBSSQ7SHI95.

Principal Activities. The Company together with its subsidiaries within the meaning of article 2:24b of the Dutch Civil Code (“BW”) (each a “Company Subsidiary”, and together with the Company, the “Just Eat Takeaway.com Group”) is a leading global online food delivery marketplace outside of China in terms of gross merchandise value, connecting millions of consumers in the United Kingdom of Great Britain and Northern Ireland (the “United Kingdom” or “UK”), Germany, Canada, the Netherlands, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, with approximately 244,000 local restaurants through its websites and apps as of 31 December 2020. While the Just Eat Takeaway.com Group’s core business model is to collaborate with delivery restaurants, the Just Eat Takeaway.com Group also provides proprietary restaurant delivery services for restaurants that do not deliver themselves. During the year ended 31 December 2020, the Just Eat Takeaway.com Group had an average of 8,955 full-time equivalent employees (“FTEs”), of which almost 3,000 represent the FTEs of the Just Eat Takeaway.com Group’s employed couriers.

Major Shareholders. As at the close of business on 10 May 2021 (being the latest practicable date prior to the date of this Prospectus for ascertaining certain information contained herein) (the “Latest Practicable Date”), according to the AFM register, the following holders of ordinary shares with a nominal value of €0.04 each in the share capital of Just Eat Takeaway.com own 3% or more of the Company’s share capital or voting rights. The following table reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as of the Latest Practicable Date and does not, for the avoidance of doubt, convey a statement of Just Eat Takeaway.com’s views as to whether or not any such shareholder is entitled to hold such shares.

	Amount of Share Capital Owned as at the Latest Practicable Date		Percentage of voting rights
	Number of Just Eat Takeaway.com Shares	Percentage of share capital
Morgan Stanley	25,433,913	17.1%	17.1%
Delivery Hero SE	15,728,500	10.6%	10.6%
Gribhold	15,304,796	10.3%	10.3%
Tiger Global Management	7,692,497	5.2%	5.2%
Cat Rock Capital Management	7,439,760	5.0%	5.0%
Capital Group	7,351,523	4.9%	5.2%
Blackrock	6,732,580	4.5%	5.3%
FIL Limited	5,056,910	3.4%	3.3%
Bank of America Corporation	5,006,364	3.4%	3.4%
Goldman Sachs Group	4,720,646	3.2%	3.2%
UBS Group AG	4,624,299	3.1%	3.1%
Standard Life Aberdeen Plc	4,449,821	3.0%	2.9%

In addition, the following table sets forth information with respect to the direct or indirect shareholdings of each person, which is expected to be notifiable under Dutch law and/or the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA’s Handbook of Rules and Guidance, as amended from time to time), as amended, for its shareholding in the Company and its subsidiaries and subsidiary undertakings, including Grubhub, immediately after completion of the Transaction (“Completion”), in so far as it is known to the Company and based on the following assumptions: (i) such shareholders do not change between the Latest Practicable Date and Completion and (ii) no issue of Just Eat Takeaway.com Shares other than the issue of the New Just Eat Takeaway.com Shares occurs between the Latest Practicable Date and Completion.

	Amount of Share Capital Owned immediately following Completion		Percentage of voting rights
	Number of Just Eat Takeaway.com Shares	Percentage of share capital
Morgan Stanley	26,502,803	12.3%	12.3%
Delivery Hero SE	15,728,500	7.3%	7.3%
Gribhold	15,304,796	7.1%	7.1%
Blackrock	11,991,326	5.6%	6.1%
Caledonia	11,097,121	5.1%	5.1%
The Vanguard Group	9,443,990	4.4%	4.4%
Goldman Sachs Group	7,935,440	3.7%	3.7%
Tiger Global Management	7,692,497	3.6%	3.6%
Cat Rock Capital Management	7,439,760	3.4%	3.4%
Capital Group	7,351,523	3.4%	3.6%

Management board members and supervisory board members. The members of the management board of the Company (the “Management Board”, each member a “Managing Director”) are Jitse Groen, Brent Wissink, and Jörg Gerbig. The members of the supervisory board of the Company (the “Supervisory Board”, each member a “Supervisory Director”) are Adriaan Nühn, Corinne Vigreux, Ron Teerlink, Gwyn Burr and Jambu Palaniappan.

Independent auditor. The Company’s statutory auditor is Deloitte Accountants B.V.

What is the key financial information regarding the issuer?

Selected historical financial information. The following tables set out the Just Eat Takeaway.com Group and the Grubhub Group’s consolidated statements of profit or loss, financial position and cash flows as at the dates and for the period indicated, respectively.

The selected consolidated financial information set forth below for the Just Eat Takeaway.com Group as of and for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 has been extracted from the statutory consolidated financial statements of the Just Eat Takeaway.com Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 (the “Just Eat Takeaway.com Consolidated Financial Statements”).

In connection with the Transaction, Just Eat Takeaway.com has filed the Registration Statement with the SEC. The audited consolidated financial statements of the Just Eat Takeaway.com Group as of 31 December 2020 and 2019 and for each of the years in the three-year period ended 31 December 2020 issued on 26 April 2021, as included in the Registration Statement differ from the 2020, 2019 and 2018 Just Eat Takeaway.com Consolidated Financial Statements due to the timing of certain adjustments made in the audited consolidated financial statements of the Just Eat Takeaway.com Group for the years ended 31 December 2020 and 2019, relating to the years ended 31 December 2020, 2019 and 2018. In addition, due to the timing of issuance of the consolidated financial statements as included in the Registration Statement, certain updates were made in relation to the measurement period for the acquisition by the Company of Just Eat Limited (formerly Just Eat plc) and events identified between the time the Just Eat Takeaway.com Consolidated Financial Statements were authorised for issue and the time the consolidated financial statements included in the Registration Statement were authorised for issue. The amended items do not require retrospective adjustment to the 2020, 2019 and 2018 Just Eat Takeaway.com Consolidated Financial Statements which remain issued and approved.The independent auditor has issued unmodified opinions relating to the 2020, 2019 and 2018 Just Eat Takeaway.com Consolidated Financial Statements.

Consolidated Statement of Profit or Loss Data of the Just Eat Takeaway.com Group

	Year ended 31 December
	2020	2019	2018
	(€'000,000, except per share data)
Revenue	2,042	416	232
Operating loss	(107)	(78)	- (1)
Total comprehensive loss for the period	(185)	(103)	(14)
Earnings/Loss per share(2)	(1.07)	(1.99)	(0.32)
(1)	The Just Eat Takeaway.com Group did not report operating loss as a metric over the year ended 31 December 2018.
(2)	Basic and diluted loss per share.

Consolidated Statement of Financial Position Data of the Just Eat Takeaway.com Group

	As at 31 December
	2020	2019	2018
	(€'000,000)
Total assets	10,355	1,659	417
Total shareholders' equity	8,499	1,133	139

Consolidated Cash Flow Statement Data of the Just Eat Takeaway.com Group

	Year ended 31 December
Consolidated cash flow data	2020	2019	2018
	(€'000,000)
Net cash used in operating activities	177	(64)	(3)
Net cash used in investing activities	15	(497)	(130)
Net cash generated by financing activities	292	520	133
Net (decrease) / increase in cash and cash equivalents	484	(41)	(0)

The selected consolidated financial information set forth below for Just Eat Limited (formerly Just Eat plc) and its subsidiaries from time to time (the "Just Eat Group") as of and for the years ended 31 December 2019 and 31 December 2018 has been extracted from the consolidated financial statements of the Just Eat Group for the year ended 31 December 2019. As a result of a change in the presentation of amounts held by payment service providers from cash and cash equivalents to trade and other receivables and the deconsolidation of El Cocinero a Cuerda SL (Just Eat Group's Mexican business) due to change in judgment in relation to rights related to reserved matters which require unanimous consent which were determined to be substantive rather than protective, the Just Eat Group restated the 2018 consolidated income statement, statement of comprehensive income, balance sheet, statement of changes in equity and cash flow statement and related notes in the Just Eat Group's consolidated financial statements for the year ended 31 December 2019 from amounts previously reported in the Just Eat Group's consolidated financial statements for the year ended 31 December 2018.

The independent auditor has issued unmodified opinions concerning the historical financial information of the Just Eat Group for the years ended 31 December 2019 and 2018. The independent auditor's report for the year ended 31 December 2019 includes an emphasis of matter in relation to the Danish tax assessment. The independent auditor's opinion is not modified with respect to the Danish tax assessment.

Consolidated Statement of Profit or Loss Data of the Just Eat Group

	Year ended 31 December
	2019	2018(2)	2018(3)
	(£m)
Revenue	997.3	779.5	781.2
Gross profit	620.6	562.6	566.5
Profit/Loss for the period	(159.2)	79.9	83.3
Earnings/Loss per share (pence)(1)	(23.4)	12.1	12.1
(1)	Basic and diluted loss per share.
(2)
As reported in the Just Eat Group's consolidated financial statements for the year ended 31 December 2018 and extracted from Note 2 to the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

(3)	As restated and extracted from the comparative information of the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

Consolidated Statement of Financial Position Data of the Just Eat Group

	As at 31 December
	2019	2018(1)	2018(2)
	(£m)
Total assets	1,195.7	1,233.7	1,227.1
Equity attributable to shareholders of the Just Eat Group	631.5	790.9	795.9
(1)
As reported in the Just Eat Group's consolidated financial statements for the year ended 31 December 2018 and extracted from Note 2 to the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

(2)	As restated and extracted from the comparative information of the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

Consolidated Cash Flow Statement Data of the Just Eat Group

	Year ended 31 December
Consolidated cash flow data	2019	2018(1)	2018(2)
	(£m)
Net cash from operating activities	100.8	157.3	170.9
Net cash used in investing activities	(276.5)	(348.7)	(357.0)
Net cash generated from financing activities	151.2	111.5	106.1
Net (decrease) / increase in cash and cash equivalents	(24.5)	(79.9)	(80.0)
(1)
As reported in the Just Eat Group's consolidated financial statements for the year ended 31 December 2018 and extracted from Note 2 to the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

(2)	As restated and extracted from the comparative information of the Just Eat Group's consolidated financial statements for the year ended 31 December 2019.

The selected consolidated financial information set forth below for the Grubhub Group as of and for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 has been derived from the consolidated financial statements of the Grubhub Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018.

The independent registered public accounting firm has issued unqualified opinions to the historical financial information of the Grubhub Group for the years ended 31 December 2020, 2019 and 2018.

Consolidated Statement of Profit or Loss Data of the Grubhub Group

	Year ended 31 December
	2020	2019		2018
	($'000, except per share data)
Revenues	1,819,982	1,312,151		1,007,257
Income (loss) from operations	(148,970)	(6,283)		84,963
Net income/loss (1)	(155,861)	(18,566)		78,481
Net income (loss) per share attributable to common stockholders	(1.69)	(0.20	)(2)	0.88	(2)
(1)	Attributable to common stockholders.
(2)	Basic net income (loss) per share attributable to common stockholders.

Consolidated Statement of Financial Position Data of the Grubhub Group

	As at 31 December
	2020	2019	2018
	($'000)
Total assets	2,388,919	2,374,978	2,065,708
Total equity	1,416,797	1,493,570	1,442,339

Consolidated Cash Flow Statement Data of the Grubhub Group

	Year ended 31 December
Consolidated cash flow data	2020	2019	2018
	($'000)
Net cash provided by operating activities	134,994	182,622	225,527
Net cash provided by (used in) investing activities	(124,747)	(148,417)	(594,004)
Net cash provided by (used in) financing activities	(27,271)	129,267	346,685
Net (decrease) / increase in cash and cash equivalents	(17,024)	163,472	(21,792)

Key Pro Forma Financial Information

The unaudited pro forma consolidated financial information of the Enlarged Group (as defined below) addresses a hypothetical situation and has been prepared for illustrative purposes only; namely, to illustrate the effect on Just Eat Takeaway.com's income statement as if the Transaction and the acquisition by the Company of the entire issued share capital of Just Eat plc, which became unconditional in all respects on 31 January 2020 (the "Just Eat Acquisition") had taken place as at 1 January 2020 and on Just Eat Takeaway.com's balance sheet as if the Transaction had taken place as at 31 December 2020. It does not represent Just Eat Takeaway.com's actual results of operations or financial condition or what the Enlarged Group's actual results of operations or financial condition would have been if the Transaction had been completed on the dates indicated. On 15 April 2020, following the lifting of a hold separate order issued by the UK Competition and Markets Authority on 30 January 2020 that prohibited integration of the businesses, the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. Such financial information in relation to the Just Eat Group for the period 1 January 2020 to 15 April 2020 has also been included in the unaudited pro forma consolidated income statement for the year ended 31 December 2020 in this Prospectus to provide a more detailed illustration of the impact of the Just Eat Acquisition. The key pro forma financial information set forth below has been derived from the unaudited pro forma consolidated financial information.

Unaudited pro forma consolidated balance sheet as at 31 December 2020

		Adjustments
	Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited pro forma Enlarged Group
	(€m)
Total assets	10,355	1,928	5,641	17,924
Total equity	8,504	1,137	4,864	14,505

Unaudited pro forma consolidated income statement for the year ended 31 December 2020

		Adjustments			Adjustments
	Just Eat Takeaway. com Group	Just Eat Group (1)	Just Eat Acquisition Transaction Accounting Adjustments	Unaudited pro forma Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited pro forma Enlarged Group
	(€m)
Revenues	2,042	359	-	2,401	1,596	-	3,997
Operating loss	(107)	(73)	(26)	(206)	(143)	(117)	(466)
Loss for the period	(151)	(110)	(21)	(282)	(178)	(99)	(559)
(1)	For the period 1 January 2020 to 15 April 2020.

What are the key risks that are specific to the issuer?

The following are the key risks that relate to the Transaction and the industry and business, operations and financial condition of the Just Eat Takeaway.com Group, the Grubhub Group and, following the Transaction, the Just Eat Takeaway.com Group as enlarged by the Transaction with effect from Completion (the "Enlarged Group"). In selecting these risks, the Company has considered circumstances, such as the probability of the risk materializing on the basis of the current state of affairs, the potential impact which the materialization of the risk could have on the Just Eat Takeaway.com Group, the Grubhub Group and, following the Transaction, the Enlarged Group's business, financial condition, results of operations and/or prospects, and the attention that management of the Just Eat Takeaway.com Group or the Enlarged Group, as applicable, would on the basis of the current expectations, have to devote to these risks if they were to materialize.

•	The implementation of the Transaction is subject to the satisfaction or waiver, where applicable, of a number of conditions.

•
The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process, and adherence to additional regulatory requirements, and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits.

•
Uncertainties associated with the Transaction may cause a loss of the Grubhub Group's senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group.

•
Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition.

•
If the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group do not continue to innovate or otherwise meet consumer expectations, they may not remain competitive and their businesses and results of operations could suffer.

•
The success of each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group depends on their reputation and the reputation and consumer awareness of their brands, which may be negatively impacted by negative publicity relating to them, any of their brands, the restaurants on their platforms or the food delivery industry in general.

•
Each of the Just Eat Takeaway.com Group and the Grubhub Group relies on, and following Completion, the Enlarged Group will rely on, the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations.

•
Any disruptions to each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance.

•
Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation.

•
The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's entry into new business areas or markets may not be successful and may expose the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to additional risks and uncertainties.

•
Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates.

•
The Just Eat Takeaway.com Group's and the Grubhub Group's operations are and will be subject to, and following Completion, the Enlarged Group's operations will be subject to, numerous legal and regulatory regimes and their businesses could be harmed by changes to, or interpretation or application of, the laws and regulations of each of the jurisdictions in which they operate.

•
The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of, and judicial intervention in, the "gig economy". Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations.

•
To the extent that the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's cash flow demands may change in executing their growth strategies in the medium to long-term, they will be more dependent on external sources of capital, and access to such additional sources could be restricted for a variety of reasons.

Section C – Key Information on the Securities

What are the main features of the securities?

Share capital. The "Just Eat Takeaway.com Shares" are ordinary shares in the share capital of the Company with a nominal value €0.04 each. The ISIN of the Just Eat Takeaway.com Shares is NL0012015705. The Just Eat Takeaway.com Shares trade in euro on Euronext Amsterdam and the CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Just Eat Takeaway.com Shares trade in British pound sterling on the London Stock Exchange. The Company will issue up to 66,940,392 New Just Eat Takeaway.com Shares in connection with the Transaction. Immediately following Completion, the New Just Eat Takeaway.com Shares will constitute up to approximately 31% of the share capital of Just Eat Takeaway.com (based on the fully diluted ordinary share capital of the Company (but excluding dilution from any conversion of the Convertible Bonds, which may be converted into, in aggregate, 13,934,536 Just Eat Takeaway.com Shares, such conversion increasing Just Eat Takeaway.com's issued share capital by approximately

9.4% relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date) and the fully diluted share capital of Grubhub, in each case, as at the Latest Practicable Date).

New Just Eat Takeaway.com Shares. The New Just Eat Takeaway.com Shares will be issued credited as fully paid and on identical terms and will rank pari passu with the Just Eat Takeaway.com Shares in issue at the time that the New Just Eat Takeaway.com Shares are issued pursuant to the Transaction, including in respect of the right to receive and retain all dividends and other distributions (if any) declared, made or paid on the Just Eat Takeaway.com Shares after the Transaction becomes effective.

Pre-emptive rights. Upon the issuance of Just Eat Takeaway.com Shares, each holder of ordinary shares with a nominal value of €0.04 each in the share capital of Just Eat Takeaway.com (each a "Just Eat Takeaway.com Shareholder") has a right to acquire newly issued Just Eat Takeaway.com Shares, in proportion to the aggregate nominal value of his or her Just Eat Takeaway.com Shares, it being understood that this pre-emptive right shall not apply to: (a) Just Eat Takeaway.com Shares that are issued to employees of Just Eat Takeaway.com or employees of a group company of Just Eat Takeaway.com and (b) Just Eat Takeaway.com Shares that are issued that are paid for in kind. Just Eat Takeaway.com Shareholders shall also have a pre-emptive right in respect of the grant of rights to subscribe for Just Eat Takeaway.com Shares, but not to Just Eat Takeaway.com Shares which are issued to a person exercising a right to subscribe for Just Eat Takeaway.com Shares previously granted. The sale of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com is subject to similar pre-emptive rights to those that apply in relation to an issue of new Just Eat Takeaway.com Shares. Pre-emptive rights may be limited or excluded by a resolution of the general meeting of Just Eat Takeaway.com upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The Management Board is authorized to resolve, subject to the approval of the Supervisory Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been authorized to do so by the general meeting of Just Eat Takeaway.com, for a maximum period of five years.

Pursuant to a resolution adopted by the general meeting of Just Eat Takeaway.com ("General Meeting") on 14 May 2020, the Management Board may, until 14 August 2021, and subject to approval of the Supervisory Board, limit or exclude pre-emptive rights (i) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares for general purposes up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020 and, further, (ii) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances of up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020. In addition, pursuant to a resolution adopted by the general meeting of Just Eat Takeaway.com on 7 October 2020, the Management Board may, until 7 April 2021, and subject to approval of the Supervisory Board, limit or exclude pre-emptive rights in relation to the issuance of up to a maximum of 233,297,041 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 157% of the total share capital of Just Eat Takeaway.com in issue (excluding treasury shares) as at 21 August 2020, which authorization of the Management Board may only be used in respect of issuances in connection with the Transaction, including to satisfy any obligations pursuant to the Transaction in respect of employee stock option plans.

Transfer restrictions. There are no restrictions on the transferability of the Just Eat Takeaway.com Shares in the Company's articles of association (the "Articles"). However, the transfer of the Just Eat Takeaway.com Shares into jurisdictions other than the Netherlands or the United Kingdom may be subject to specific regulations or restrictions.

Insolvency. In the event of insolvency, the Just Eat Takeaway.com Shareholders are subordinated to other creditors of the Company. This means that, should Just Eat Takeaway.com become insolvent, an investor could lose all or part of its invested capital.

Dividend policy. Just Eat Takeaway.com intends to retain any future distributable profits to expand the growth and development of Just Eat Takeaway.com's business and, therefore, does not anticipate paying any dividends to Just Eat Takeaway.com Shareholders in the foreseeable future.

Where will the securities be traded?

Trading. The Just Eat Takeaway.com Shares are listed on Euronext Amsterdam under the ticker symbol "TKWY" and admitted to trading on the London Stock Exchange under the ticker symbol "JET". Applications will be made to list and admit the New Just Eat Takeaway.com Shares to trading on Euronext Amsterdam and on the London Stock Exchange. The New Just Eat Takeaway.com Shares are expected to be listed on Euronext Amsterdam and admitted to trading on the London Stock Exchange's main market for listed securities. Application will be made for the New Just Eat Takeaway.com ADSs to be approved for listing on Nasdaq under the trading symbol "GRUB". The New Just Eat Takeaway.com ADSs are expected to be listed on Nasdaq upon Completion.

What are the key risks that are specific to the securities?

The following is the key risk relating to the Just Eat Takeaway.com Shares. In selecting this risk, the Company has considered circumstances such as the probability of the risk materializing and the potential impact which the materialization of the risk could have on the Just Eat Takeaway.com Shareholders.

•
Future issuances of Just Eat Takeaway.com Shares, Just Eat Takeaway.com American depositary shares representing Just Eat Takeaway.com Shares or debt securities convertible into Just Eat Takeaway.com Shares, or the perceived likelihood thereof, could lower the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs and adversely affect Just Eat Takeaway.com's ability to raise capital in the future. Further share issuances could also dilute the interests of holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.

Section D – Key Information on the Admission to Trading on a Regulated Market

Under which conditions and timetable can I invest in this security?

No offering. No Just Eat Takeaway.com Shares or any other securities in the Company have been marketed to, nor are available for purchase, in whole or in part, by the public in the Netherlands, the United Kingdom, the United States or elsewhere in connection with the NL Admission, the UK Admission and the ADS Admission (together, the "Admission") save for Grubhub Stockholders in connection with the Transaction. The Company will not receive any proceeds in connection with the Admission.

Expected Timetable of Principal Events

Announcement of the Transaction	10 June 2020
Convocation of Extraordinary General Meeting	25 August 2020
Extraordinary General Meeting to approve the Transaction and authorize the issue of Just Eat Takeaway.com Shares	14:00 CET on 7 October 2020
Publication of this Prospectus	12 May 2021
Effectiveness of the Form F-4	12 May 2021
Grubhub Stockholder Meeting to approve the Transaction	10 June 2021
Completion of the Transaction	H1 2021
Admission to listing and trading of New Just Eat Takeaway.com Shares on Euronext Amsterdam	H1 2021
Admission of New Just Eat Takeaway.com Shares to listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities	H1 2021
Admission of the New Just Eat Takeaway.com ADSs to listing and trading on Nasdaq	H1 2021

Delivery of New Just Eat Takeaway.com ADSs

As part of the Transaction, the New Just Eat Takeaway.com Shares to be issued pursuant to the Merger Agreement will be issued by Just Eat Takeaway.com, via its agent ABN AMRO, for inclusion in the Nederlands Centraal Instituut voor Giraal Effectenverkeer B.V. ("Euroclear Nederland") system in accordance with the Dutch Giro Securities Act (Wet giraal effectenverkeer). Euroclear Nederland will create participation interests, which will be credited, upon immediate delivery by an exchange agent, to the securities account of the nominee designated by the depositary bank for New Just Eat Takeaway.com ADSs (the "Depositary Bank"). Pursuant to a deposit agreement between Just Eat Takeaway.com and the Depositary Bank, the Depositary Bank will set up an ADR program, for the purpose of issuing the New Just Eat Takeaway.com ADSs issuable pursuant to the Merger Agreement to the Grubhub Stockholders.

Dilution

Subject to the Transaction becoming effective, up to 66,940,392 New Just Eat Takeaway.com Shares will be issued. This will result in Just Eat Takeaway.com's issued share capital increasing by approximately 45%, relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date. If the Transaction becomes effective, holders of existing Just Eat Takeaway.com Shares (who are not also Grubhub Stockholders) will suffer an immediate dilution as a result of the Transaction. Assuming that the maximum number of New Just Eat Takeaway.com Shares is issued to Grubhub Stockholders, each existing Just Eat Takeaway.com Shareholder (who is not also a Grubhub Stockholder) will be diluted by up to approximately 31%. If the Transaction becomes effective, Grubhub Stockholders will, immediately following Completion, hold approximately 31% of the Company's enlarged share capital (based on the fully diluted ordinary share capital of the Company (but excluding dilution from any conversion of the Convertible Bonds, which may be converted into, in aggregate, 13,934,536 Just Eat Takeaway.com Shares, such conversion increasing Just Eat Takeaway.com's issued share capital by approximately 9.4% relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date) and the fully diluted share capital of Grubhub, in each case, as at the Latest Practicable Date).

Estimated expenses

The estimated expenses payable by the Company in connection with the Admission amount to approximately EUR 1.7 million.

Why is this Prospectus being produced?

On 10 June 2020, the Management Board and the Supervisory Board each adopted resolutions approving the terms of, and the transactions contemplated by the Merger Agreement and resolved to unanimously recommend the Transaction for approval by the Just Eat Takeaway.com Shareholders. The Enlarged Group will be built around four of the world's most attractive markets in online food delivery: the U.S., the UK, the Netherlands and Germany, increasing the Enlarged Group's ability to deploy capital and resources to strengthen its competitive positions in all its markets. This Prospectus is being produced in connection with the UK Admission and the NL Admission as contemplated by the terms of the Transaction. It is expected that the NL Admission and UK Admission will become effective on or around the date of Completion which, subject to the satisfaction or waiver of the conditions to Completion, is expected to occur by the end of H1 2021.

Most material conflicts of interest

There are no conflicting interests that are material to the Transaction.

RISK FACTORS

Before investing in New Just Eat Takeaway.com Shares, prospective investors should carefully consider the risks and uncertainties described below, together with the other information contained or incorporated by reference in this Prospectus. Due to the fact that a significant part of the operations of Just Eat Takeaway.com and its subsidiaries within the meaning of Section 2:24b of the Dutch Civil Code ("BW") and Grubhub are similar in nature, some of the risks set out below (not including those specific to the Transaction) are not new risks which arise only on Completion but are existing material risks, and in certain cases the potential impact of such risks may be increased by the Transaction.

The occurrence of any of the events or circumstances described in the risk factors described below, individually or together with other circumstances, could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group or, if the Transaction becomes effective, the Just Eat Takeaway.com Group as enlarged by the Transaction with effect from Completion (the "Enlarged Group"). In that event, the value of the Just Eat Takeaway.com Shares could decline and a Just Eat Takeaway.com Shareholder might lose part or all of its investment.

All of the risk factors and events described below are contingencies that may or may not occur. The Just Eat Takeaway.com Group, the Grubhub Group or the Enlarged Group may face a number of these risks simultaneously, and one or more risks described below may be interdependent. In accordance with article 16 of the EU Prospectus Regulation and article 16 of the UK Prospectus Regulation, the most material risk factors have been presented first in each category, but the order in which the remaining risk factors are presented is not necessarily an indication of the likelihood of the risks actually materializing, of the potential significance of the risks or of the scope of any potential harm to the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group and the Enlarged Group.

The Just Eat Takeaway.com Group considers these to be the known material risk factors relating to, or which will otherwise be impacted by, the Transaction for Just Eat Takeaway.com Shareholders to consider. These should not be regarded as a complete and comprehensive statement of all potential risks and uncertainties. There may be other risks of which the members of the management board of Just Eat Takeaway.com (the "Management Board", each member a "Managing Director") and the members of the supervisory board of Just Eat Takeaway.com (the "Supervisory Board", each member a "Supervisory Director") are not aware or which they believe to be immaterial which may, in the future, be connected to the Transaction and have a material adverse effect on the business, financial condition, results of operations or future prospects of the Just Eat Takeaway.com Group and/or, the Grubhub Group and/or, following Completion, the Enlarged Group.

Just Eat Takeaway.com Shareholders should reach their own views and consult their own stockbroker, bank manager, lawyer, auditor or other financial, legal and tax advisors before making an investment decision with respect to the Just Eat Takeaway.com Shares.

Risks Relating to the Transaction

The implementation of the Transaction is subject to the satisfaction or waiver, where applicable, of a number of conditions.

Implementation of the Transaction is subject to, among other things:

(i).	the approval of the Merger Agreement proposal by holders of a majority of the outstanding Grubhub Shares entitled to vote as of the Grubhub record date;

(ii).
the approval for listing of the American depositary shares representing the New Just Eat Takeaway.com Shares (the "New Just Eat Takeaway.com ADSs") on the New York Stock Exchange ("NYSE") or the Nasdaq Global Select Market ("Nasdaq") (the "ADS Admission") (subject to official notice of issuance);

(iii).
the approval for admission of New Just Eat Takeaway.com Shares to listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities, and to listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange, subject in each case only to the issue of such New Just Eat Takeaway.com Shares upon Completion;

(iv).	the absence of a material adverse effect on Just Eat Takeaway.com or Grubhub, respectively, since the date of the Merger Agreement;

(v).	the absence of any legal restraints that prevent, make illegal or prohibit Completion or the issuance of the merger consideration;

(vi).
effectiveness (1) declared by the SEC of the Registration Statement, (2) declared by the SEC of the registration statement on Form F-6 relating to New Just Eat Takeaway.com ADSs (the "ADS Registration Statement") and (3) of the registration statement on Form 8-A relating to the registration under the Exchange Act of the New Just Eat Takeaway.com ADSs to be issued as the merger consideration (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order);

(vii).
the approval of this Prospectus by the AFM and FCA, in each case if then applicable, and if then applicable, the AFM's approval of this Prospectus having been notified to the FCA in accordance with applicable rules and regulations;

(viii).	accuracy of the representations and warranties made in the Merger Agreement by the other parties, subject to certain exceptions; and

(ix).	performance by the other parties in all material respects of all obligations required to be performed by them under the Merger Agreement that are required to be performed on or prior to Completion.

See "The Merger Agreement—Conditions to the Mergers" for a discussion of the conditions to Completion (the "Conditions"), and "The Merger Agreement—Termination of the Merger Agreement" for a discussion of the rights of each of Just Eat Takeaway.com and Grubhub to terminate the Merger Agreement.

There can be no guarantee that the Conditions will be met in a timely way or waived, as applicable, on terms acceptable to both Just Eat Takeaway.com and Grubhub, or at all, or can be met only after undue diversion of financial resources or management time and attention. If this were the case, the Transaction may be delayed (which would prolong the period of uncertainty for both Just Eat Takeaway.com and Grubhub, and may result in additional costs to their businesses), or may not become effective at all, which would result in none of the anticipated benefits of the Transaction materializing. Each of these scenarios could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group and the Grubhub Group and, if applicable, the Enlarged Group following Completion.

The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process, including adherence to additional regulatory requirements, and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits.

Following Completion, the Enlarged Group's future prospects will, in part, be dependent upon its ability to integrate the Just Eat Takeaway.com Group and the Grubhub Group successfully, without disruption to their respective existing businesses. Unanticipated events, liabilities, tax impacts or unknown pre-existing issues may arise or become apparent which could result in the costs of integration being higher than the realizable benefits, resulting in a material adverse effect on the business, results of operations, financial condition and/or prospects of the Enlarged Group following Completion and the value of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares. No assurance can be given that the integration process will deliver all or substantially all of the expected benefits. See, also, "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates."

It is also possible that the process of integrating the existing businesses of the Just Eat Takeaway.com Group and the Grubhub Group takes longer or is more costly than anticipated, including as a result of increased regulatory and compliance burdens, or could result in the disruption of the respective businesses or inconsistencies in standards, controls, procedures and policies that adversely affect the ability of the Enlarged Group following Completion to maintain relationships with restaurants, consumers and employees, and adversely affect the current control environment of the Just Eat Takeaway.com Group and/or the Grubhub Group. See "—The Just Eat Takeaway.com Group and the Grubhub Group will incur significant transaction-related costs in connection with the Transaction." and "—Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs—Completion will result in the Just Eat Takeaway.com Group becoming subject to U.S. regulations which are different from the regulations to which the Just Eat Takeaway.com Group is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group following the Transaction."

Furthermore, the due diligence conducted by Just Eat Takeaway.com and Grubhub in connection with the Transaction may not have revealed all relevant considerations, liabilities or regulatory issues in relation to each other, including the existence of facts that may otherwise have impacted the determination of the consideration per Grubhub Share or the formulation of a business strategy subsequent to the Transaction. In addition, information provided during the due diligence process may have been incomplete, inadequate or inaccurate, and there can be no assurance that all material issues that may be present inside the Just Eat Takeaway.com Group, the Grubhub Group or their respective businesses were identified in the course of the due diligence process, or that factors external to the Just Eat Takeaway.com Group, the Grubhub Group and their respective businesses and outside of their respective control will not arise later. As part of the due diligence process, Just Eat Takeaway.com and Grubhub each made subjective judgments regarding the results of operations, consolidated financial condition and prospects of the other party, including certain financial projections based on the due diligence conducted. If material issues arise that were not identified in the course of the due diligence process, or the process of integrating the existing businesses of the Just Eat Takeaway.com Group and the Grubhub Group takes longer or is more costly than anticipated or results in the disruption of the respective businesses, the Enlarged Group may not realize all of the expected benefits of the Transaction.

The materialization of the risk described above following Completion could have a material adverse effect on the Enlarged Group's businesses, results of operations, financial condition and/or prospects and the value of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares.

Uncertainties associated with the Transaction may cause a loss of the Grubhub Group's senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group.

The Grubhub Group is dependent on the continued availability and service of senior management personnel. The Enlarged Group's success in North America following Completion will depend in part upon its ability to retain executive officers and other key senior management personnel and employees of the Grubhub Group. In this context, it is noted that at the Extraordinary General Meeting of 7 October 2020, Just Eat Takeaway.com Shareholders did not adopt a supplement to Just Eat Takeaway.com's remuneration policy. As a result, Just Eat Takeaway.com will be unable to provide Mr. Maloney, in his capacity as Managing Director, with a remuneration package generally consistent with his remuneration as chief executive officer of Grubhub, which may impact the ability of Just Eat Takeaway.com to retain Mr. Maloney if he remains subject to the existing remuneration policy. Furthermore, the employees of the Grubhub Group may believe there is uncertainty about their roles within the Enlarged Group following Completion, which uncertainty may inhibit the Enlarged Group's ability to retain those employees following Completion. In addition, certain of Grubhub's equity incentive and other compensation arrangements contain change in control clauses providing for outstanding equity awards to vest or compensation or benefits to be provided to Grubhub's executive officers in connection with certain terminations of employment on or following a change in control of Grubhub, including a termination by the executive officers for "good reason". If completed, the Transaction would constitute a change in control of Grubhub for purposes of these equity incentives and other compensation arrangements, thereby giving rise to vesting of certain outstanding equity awards and other payments in the event of certain terminations of employment (including for "good reason"). Such uncertainty, the potential early vesting of equity awards and availability of payments may inhibit the Enlarged Group's ability to retain those executive officers and other key senior management personnel and employees following Completion.

Accordingly, there can be no assurance that executive officers and other key senior management personnel and employees can be retained either prior to or following Completion to the same extent that the Grubhub Group has previously been able to attract and retain its employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group. See, also, "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group and the Grubhub Group relies on, and following Completion, the Enlarged Group will rely on, the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations."

The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group, respectively, may be subject to disruption due to uncertainty associated with the Transaction, which could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.

Parties with which the Just Eat Takeaway.com Group or the Grubhub Group does business may experience uncertainty associated with the Transaction, including with respect to current or future business relationships with the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group. The business relationships of the Just Eat Takeaway.com Group and the Grubhub Group may be subject to disruption as restaurants and suppliers may attempt to negotiate changes in existing business relationships or consider entering into business relationships with third parties. These disruptions could have an adverse effect on the businesses, financial condition, results of operations and/or prospects of the Enlarged Group following Completion, including an adverse effect on the Enlarged Group's ability to realize the anticipated benefits of the Transaction. The risk and adverse effect of such disruptions could be exacerbated by a delay in Completion or termination of the Merger Agreement. Additionally, certain contracts entered into by the Just Eat Takeaway.com Group and the Grubhub Group contain change in control, anti-assignment, or certain other provisions that may be triggered as a result of the Transaction. If the counterparties to these agreements do not consent to the Transaction, the counterparties may have the ability to exercise certain rights (including termination rights), resulting in the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group incurring liabilities as a consequence of breaching such agreements, or causing the Enlarged Group, following Completion, to lose the benefit of such agreements or incur costs in seeking replacement agreements.

The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities prior to Completion. Furthermore, the Merger Agreement limits the ability of Just Eat Takeaway.com to pursue alternatives to the Transaction and may discourage other companies from trying to engage Just Eat Takeaway.com in any takeover proposal prior to Completion.

The Merger Agreement subjects the Just Eat Takeaway.com Group and the Grubhub Group to restrictions on their respective business activities and obligates them to generally operate their businesses in the ordinary course prior to Completion. See "The Merger Agreement—Conduct of Business" for a discussion of these restrictions. These conduct of business restrictions could prevent the Just Eat Takeaway.com Group and the Grubhub Group from pursuing attractive business opportunities that arise prior to Completion and are outside the ordinary course of business, or otherwise have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group or the Grubhub Group and, consequently, following Completion, of the Enlarged Group.

The Merger Agreement contains provisions that make it more difficult for Just Eat Takeaway.com to pursue alternatives to the Transaction and limit the ability of Just Eat Takeaway.com to terminate the Merger Agreement prior to Completion. These provisions include a general prohibition on Just Eat Takeaway.com from soliciting alternatives to the Transaction and, subject to certain exceptions, entering into discussions relating to an alternative to the Transaction.

Following approval of the Merger Agreement proposal by the Grubhub Stockholders, Grubhub's right to terminate the Merger Agreement in response to a superior proposal will be eliminated.

See "The Merger Agreement—Termination of the Merger Agreement".

The Transaction is subject to litigation, which could result in substantial costs and may delay or prevent the Transaction from being completed.

Litigation in connection with the Transaction has been filed against Grubhub and the Grubhub Board, and Just Eat Takeaway.com and/or Grubhub may be subject to further legal proceedings in connection with the Transaction. Although it is common in the United States for claims to be filed in relation to acquisitions of a United States public company like the Transaction and Just Eat Takeaway.com and Grubhub believe the claims asserted in connection with the Transaction are without merit, the outcome of any such litigation is uncertain (see "Additional Information—Litigation relating to the Transaction"). Even if legal proceedings are without merit, defending against any such claims can result in substantial costs and divert management time and resources. An adverse judgment could result in monetary damages, which could have a negative impact on the Just Eat Takeaway.com Group's or the Grubhub Group's respective liquidity and financial condition. Additionally, if a plaintiff is successful in obtaining an injunction prohibiting Completion, such injunction may delay or prevent the Transaction from being completed, or from being completed within the expected timeframe, which may adversely affect the Just Eat Takeaway.com Group's and the Grubhub Group's business, financial position and results of operations.

The exchange ratio is fixed and will not be adjusted in the event of any change in the market price of Just Eat Takeaway.com Shares or Grubhub Shares. Because the market price of Just Eat Takeaway.com Shares may fluctuate, the value of the merger consideration that Grubhub Stockholders will receive in the Transaction is uncertain.

In the Transaction, each Grubhub Share will be converted into the right to receive New Just Eat Takeaway.com ADSs representing 0.6710 of a New Just Eat Takeaway.com Share (the "exchange ratio"). No fractional New Just Eat Takeaway.com ADSs will be issued in the Transaction, and Grubhub Stockholders will receive cash in lieu of fractional New Just Eat Takeaway.com ADSs.

Because the exchange ratio is fixed and will only be adjusted in certain limited circumstances (including reclassifications, stock splits or combinations, exchanges or readjustments of shares, or stock dividends, reorganization, recapitalization or similar transactions involving Just Eat Takeaway.com or Grubhub), the value of the merger consideration will depend on the market price of Just Eat Takeaway.com Shares at Completion. The exchange ratio will not be adjusted for changes in the market price of Just Eat Takeaway.com Shares or Grubhub Shares or in currency exchange rates between the date of signing the Merger Agreement and Completion. In addition, there will be a lapse of time between the date on which Just Eat Takeaway.com Shareholders voted on the Merger Agreement proposal at the Extraordinary General Meeting and the date on which Grubhub Stockholders entitled to receive New Just Eat Takeaway.com ADSs actually receive such New Just Eat Takeaway.com ADSs.

The potential impact of a fixed exchange ratio on the value of the merger consideration has been evidenced, as the value of the merger consideration has fluctuated since the date of the announcement of Just Eat

Takeaway.com's proposal to merge with Grubhub and will continue to fluctuate from the date of this Prospectus to Completion and thereafter. The closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam and the London Stock Exchange as of 9 June 2020, the last trading day before the public announcement of Just Eat Takeaway.com's proposal to merge with Grubhub, was €98.60 / £87.74, respectively, and the closing price per share has fluctuated as high as €109.65 / £99.80 and as low as €74.14 / £63.82, respectively, since that date and 10 May 2021 (being the latest practicable date prior to the date of this Prospectus for ascertaining certain information contained herein) (the "Latest Practicable Date"). The closing price per share of Grubhub Shares on the NYSE as of 9 June 2020, the last trading day before the public announcement of Just Eat Takeaway.com's proposal to merge with Grubhub, was $57.92, and the closing price per share has fluctuated as high as $84.34 and as low as $57.92 since that date and the Latest Practicable Date.

Accordingly, at the time of the Extraordinary General Meeting, the value of the merger consideration was not known. Stock price changes may result from a variety of factors, including, among others, general market and economic conditions, changes in the Just Eat Takeaway.com Group's and the Grubhub Group's respective operations, prospects and financial position, foreign exchange fluctuations, any potential shareholder litigation related to the Transaction, market assessments of the likelihood of Completion, the timing of the Transaction, regulatory considerations and the anticipated dilution to holders of Just Eat Takeaway.com Shares as a result of the issuance of the merger consideration.

Failure to complete the Transaction could negatively impact Just Eat Takeaway.com's share price and have an adverse effect on its results of operations, business and financial position.

If the Transaction is not completed for any reason, including as a result of the Grubhub Stockholders failing to approve the applicable proposals, the ongoing business of the Just Eat Takeaway.com Group may be adversely affected and, without realizing any of the benefits of having completed the Transaction, the Just Eat Takeaway.com Group would be subject to a number of risks, including the following:

•
the Just Eat Takeaway.com Group may experience negative reactions from the financial markets, its shareholders and its other stakeholders, including negative impacts on the market price of its securities;

•	the Just Eat Takeaway.com Group may experience negative reactions from its consumers, restaurant partners and employees of the Just Eat Takeaway.com Group;

•	the Just Eat Takeaway.com Group will be required to pay its costs relating to the Transaction, whether or not Completion occurs;

•	the Just Eat Takeaway.com Group may be required to pay the Grubhub Group a cash termination fee of $144 million as prescribed by the Merger Agreement;

•
the Merger Agreement places certain restrictions on the conduct of the business of the Just Eat Takeaway.com Group prior to Completion, which may have prevented the Just Eat Takeaway.com Group from making certain acquisitions, taking certain other specified actions or otherwise pursuing business opportunities between the signing of the Merger Agreement and the abandonment of the Transaction;

•
matters relating to Transaction preparation (including integration planning) require substantial commitments of time and resources by Just Eat Takeaway.com management, which may result in the distraction of Just Eat Takeaway.com's management from ongoing business operations between the signing of the Merger Agreement and the abandonment of the Transaction; and

•
the Just Eat Takeaway.com Group may be subject to litigation related to any failure to complete the Transaction or related to any enforcement proceeding commenced against Just Eat Takeaway.com to perform its obligations under the Merger Agreement.

If the Transaction is not completed, the risks described above may materialize and may have an adverse effect on the Just Eat Takeaway.com Group's results of operations, business, financial position and stock price.

The Just Eat Takeaway.com Group and the Grubhub Group will incur significant transaction-related costs in connection with the Transaction.

The Just Eat Takeaway.com Group and the Grubhub Group expect to incur significant costs associated with the Transaction and combining the operations of the two businesses. The significant costs associated with the Transaction include, among others, fees and expenses of financial advisors and other advisors and representatives, retention, severance and change in control costs relating to employees of the Grubhub Group, costs of defending any potential shareholder litigation related to the Transaction, filing fees due in connection with filings required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act") and the joint voluntary notice filed with the Committee on Foreign Investment in the United States of America ("CFIUS"), and filing fees and printing and mailing costs for the Registration Statement and this Prospectus. See, also, Note 5 to the Unaudited Pro Forma Consolidated Financial Information (as defined in the "Unaudited Pro Forma Consolidated Financial Information" section of this Prospectus) and "—Risks Relating to the Transaction—The Transaction is subject to litigation, which could result in substantial costs and may delay or prevent the Transaction from being completed." The Just Eat Takeaway.com Group and the Grubhub Group currently expect to incur approximately €67 million and €57 million, respectively, in non-recurring costs in connection with the Transaction, although actual costs may vary. Some of these costs have already been incurred or may be incurred regardless of whether the Transaction is completed, including a portion of the fees and expenses of financial advisors and other advisors and representatives and filing fees under the HSR Act and CFIUS and those related to this Prospectus. The Just Eat Takeaway.com Group and the Grubhub Group also will incur fees and costs related to formulating and implementing integration plans with respect to the two companies, including systems integration costs. Just Eat Takeaway.com continues to assess the magnitude of these costs, and additional unanticipated costs may be incurred in the Transaction and the integration of the two companies' businesses. The expected net benefits associated with these costs may not be achieved in the near term, or at all.

Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group

Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition.

Online food delivery services are highly competitive and prone to rapid changes. The Just Eat Takeaway.com Group and the Grubhub Group currently face and, following Completion, the Enlarged Group will continue to face competition in each of the jurisdictions in which they operate from other online food delivery marketplaces as well as independent restaurants and regional and national chain restaurants, including those that offer their own online ordering services, delivery services and/or their own mobile applications. For example, in the U.S., the Grubhub Group faces, and following Completion, the Enlarged Group will face, competition from DoorDash, Inc. (which completed its initial public offering ("IPO") on 9 December 2020), as well as the Uber Eats segment of Uber Technologies, Inc. and Postmates Inc., which was acquired by Uber Technologies, Inc. on 1 December 2020. In the UK and the European Union (the "EU"), the Just Eat Takeaway.com Group principally faces and, following Completion, the Enlarged Group will principally face, competition from Deliveroo Holdings plc (which completed its IPO on 31 March 2021), the Uber Eats segment of Uber Technologies, Inc., Glovoapp23, S.L. and Wolt Enterprises Oy. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, may face increased competition from DoorDash, Inc. and Deliveroo Holdings plc. The vast majority of restaurants that participate on the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's platforms can simultaneously work with or switch to one or more of their competitors or use their own online ordering services, delivery services and/or mobile applications, which may result in fewer consumers ordering from such restaurants via the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's platforms. The competitive landscape in each particular jurisdiction in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate is likely to change over time, including due to consolidation among existing competitors or the emergence of new market entrants and technological developments and innovation by competitors. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—If the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group do not continue to innovate or otherwise meet consumer expectations, they may not remain competitive and their businesses and results of operations could suffer."

Larger competitors, including those formed as a result of consolidation or new market entrants, particularly if they have greater financial resources, could undertake extensive marketing campaigns aimed at increasing consumers' awareness, website visits, mobile application downloads and orders through such competitors' online platforms, which may compel the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to increase their own marketing expenditures in order to maintain their market share, or could lead to their losing market share (notwithstanding their efforts to maintain their market share). Increased competition by larger competitors could also adversely impact the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to the extent that it results in downward pressure on the commission rates that they are able to charge restaurants and/or the fees that they are able to charge consumers.

In particular, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be forced to compete with companies with significantly greater financial resources or infrastructure. This may include large data or mobile services providers, such as Google, logistical, delivery or transportation companies, such as Amazon and Uber, or other large technology companies, retailers or supermarket chains, if and to the extent that such companies choose to compete actively in, or devote substantial additional financial resources to, the sectors and markets in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate.

In addition to the risk of competition from new entrants or existing online food delivery marketplaces, the success of different business models in the food delivery and pick-up industry, such as logistics-focused food delivery companies (that is, companies that partner with restaurants to provide logistics and deliver food on their behalf) might attract and retain current or potential consumers of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's services. For example, in certain of the jurisdictions in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the

Enlarged Group will operate, on-demand delivery service companies are active, which can connect consumers to delivery personnel who are able to pick up and deliver a potentially broad range of food and other products and services as requested by the consumer.

Just Eat Takeaway.com believes that it operates in a "winner takes most" industry. Just Eat Takeaway.com believes that a single online food delivery marketplace that is able to achieve clear leadership (which Just Eat Takeaway.com defines as an online food delivery marketplace with a large consumer base that in absolute terms is multiple times larger than that of any other competitor) is thereby increasingly able to benefit from network effects (that is, more restaurant choices driving more consumer traffic and more consumer traffic driving more restaurant additions to the platform and hence more restaurant choices).

In a number of the markets in which the Just Eat Takeaway.com Group currently operates, a clear market leader has not yet emerged, even in certain jurisdictions in which it currently has a leading position in terms of gross merchandise value ("GMV"). In such jurisdictions, it is possible that the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's competitors will be able to achieve clear market leadership before they do, such as through significant marketing expenditure or by initiating other actions to strengthen their brands. Should a competitor in a particular market achieve clear market leadership with the network effects expected to arise from such a position, Just Eat Takeaway.com would expect the business and prospects of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group in that market to suffer. If this risk were to materialize, this could lead to a loss of, or failure to increase, market share or otherwise materially adversely affect the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

If the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group do not continue to innovate or otherwise meet consumer expectations, they may not remain competitive and their businesses and results of operations could suffer.

The Just Eat Takeaway.com Group's and the Grubhub Group's success each depends on, and following Completion, the Enlarged Group's success will depend on, the quality and user-friendliness of their websites and mobile applications and the quality of their back-end technology infrastructure. To remain competitive, Just Eat Takeaway.com believes that each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will need to continuously enhance and improve the functionality and features of their websites and mobile applications to maintain a convenient, efficient and reliable user experience for consumers, restaurants and drivers. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to keep pace with developments in their websites and mobile applications or their back-end technology infrastructure and other trends or disruptive innovations in the e-commerce industry relative to their competitors, such as the development of predictive software or variants of artificial intelligence. For example, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not sufficiently develop or assess consumer behavior analysis or identify emerging consumer trends. Any such failure may lead to the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group losing market share to their competitors to the extent that their competitors roll out more popular websites and/or mobile applications and software more consistently, or more quickly, than the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group is able to do so. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition."

In addition, the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may fail to adequately manage and execute other opportunities for innovation. Any failure to keep pace with technological developments could affect the ability of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to retain consumers, restaurants and drivers and have a material adverse effect on the pursuit of their strategic goals, as well as on their business, results of operations, financial condition and/or prospects.

The success of each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group depends on their reputation and the reputation and consumer awareness of their brands, which may be negatively impacted by negative publicity relating to them, any of their brands, the restaurants on their platforms or the food delivery industry in general.

The Just Eat Takeaway.com Group's and the Grubhub Group's brands are, and following Completion, the Enlarged Group's brands will continue to be, a key part of their value proposition relative to actual and potential competitors, and therefore, any failure to maintain brand appeal is a potential business threat. The threat is heightened by the fact that the Just Eat Takeaway.com Group generally focuses its platforms on a single brand in each market. Each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's brands could suffer as a result of a range of events beyond their control, such as a food poisoning incident (including as a result of food hygiene standards) or an allergic reaction involving one or more of the restaurants on its platforms (whether or not the food was ordered via its platforms), violation of food safety rules by restaurants on its platforms, failure by restaurants on their platforms to comply with the EU food information regulations, to the extent applicable (see "—Legal and Regulatory Risks—The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate in certain countries with stringent food safety laws and laws related to the sales of alcohol, in each case, applicable to restaurants listed on their respective platforms and such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs as well as liability for, and material damage to their reputations as a result of, non-compliance with such laws."), other health scares involving restaurants generally, data breaches, traffic accidents caused by, or involving, drivers recognizably associated with any of the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's brands, whether or not employed or engaged by the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group, or other misconduct by persons associated with items or merchandise bearing the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's brands. The risk of reputational damage due to the misconduct of individuals is increased by the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's expansion of their own complementary logistical food delivery services.

In addition, the Just Eat Takeaway.com Group's and the Grubhub Group's operations depend on, and following Completion, the Enlarged Group's operations will depend on, various third parties to provide services, in particular telecommunications, internet and cloud providers, as well as banks and payment service providers used by the Just Eat Takeaway.com Group or the Grubhub Group and their consumers (see "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance."). Notwithstanding the redundant architectures and resilience measures that have been designed into the Just Eat Takeaway.com Group's and the Grubhub Group's operational systems and, following Completion, will be designed into the Enlarged Group's operational systems, there remains a risk that potential system outages or cyber-attacks may affect the operation of telecommunications, cloud or internet services, as well as any unannounced action by telecommunications, cloud or internet service providers. As consumers and restaurants may attribute any performance failure or payment problem relating to a food delivery order to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group and their brands, regardless of the cause of the failure or problem, consumers may become dissatisfied with the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's value proposition. In addition, as the Just Eat Takeaway.com Group's and the Grubhub Group's hybrid business models are premised on connecting restaurants and consumers, in many cases they rely on restaurants to deliver food, rather than the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group performing this function directly or through third parties. Accordingly, delays in deliveries by restaurants, or the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's inability to offer a uniform food delivery experience, could adversely affect perceptions of their value proposition.

Negative publicity as a result of any of the foregoing could have a material adverse effect on the Just Eat Takeaway.com Group's or, following Completion, the Enlarged Group's reputation and the reputation of their brands. This risk is heightened by the fact that the Just Eat Takeaway.com Group operates, and following Completion, the Enlarged Group will operate, in an industry that is impacted by dynamic social change and public expectation, such as food safety, allergens and workers' rights. The effect of negative publicity could be exacerbated to the extent dissatisfaction with the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group is disseminated via social media due to its immediacy and accessibility as a means of communication.

Each of the Just Eat Takeaway.com Group and the Grubhub Group relies on, and following Completion, the Enlarged Group will rely on, the skills and experience of its management and other key personnel, and the loss of any of these team members and qualified personnel could have a material adverse impact on business operations.

The Just Eat Takeaway.com Group's performance, success and ability to fulfil its strategic objectives is substantially dependent on retaining its current executives, members of its management and key personnel, who are experienced in the markets and the businesses in which it operates. In particular, the Just Eat Takeaway.com Group is dependent on the skills and experience of Just Eat Takeaway.com's founder and current chief executive officer ("CEO"), Jitse Groen, who plays a key role in setting the Just Eat Takeaway.com Group's and, following Completion, will play a key role in the Enlarged Group's strategic direction. The unexpected departure of Just Eat Takeaway.com's chief financial officer ("CFO"), Brent Wissink, and chief operational officer ("COO"), Jörg Gerbig, or of Grubhub's CEO and founder and, following Completion, the head of the Enlarged Group's North

American operations, Matt Maloney, could also have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business operations. Furthermore, the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's results of operations depend upon their personnel's experience with, and knowledge of, local markets, IT trends and their own IT systems.

There can be no assurance that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group will be able to retain their executives, members of management and other key personnel (see "—Risks Relating to the Transaction—Uncertainties associated with the Transaction may cause a loss of the Grubhub Group's senior management personnel and other key employees, which could have an adverse effect on the results of operations, business and financial position of the Grubhub Group and, following Completion, the Enlarged Group."). If the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group are unable to find adequate replacements or to attract, retain and incentivize senior executives, other key employees or new qualified personnel, such inability could have a material adverse effect on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

Any disruptions to each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance.

Despite the resilience and disaster recovery capabilities of the Just Eat Takeaway.com Group's and the Grubhub Group's IT systems and infrastructure, there is no assurance that the IT systems underlying the Just Eat Takeaway.com Group's and the Grubhub Group's platforms, or that will underlie the Enlarged Group's platforms following Completion, will not temporarily fail. Any failure of, or disruptions to, such IT systems may adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's performance.

Although the Just Eat Takeaway.com Group operates two fully functional data centers (housed in external co-location facilities) in the Netherlands and Germany to support the historical Takeaway.com operating markets, thus ensuring near technical and geographical redundancy, any system outages affecting the operation of telecommunications or the internet may restrict the ability of consumers to access the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's platforms or restaurants and the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to receive and process orders. In addition, the Just Eat Takeaway.com Group operates certain of its e-commerce workloads in the cloud to support the historical Just Eat operating markets, taking advantage of high availability infrastructure and software designs to provide a highly resilient service protecting its ability to receive, process and accept payment for orders. Any outages that affect the operation of the cloud may additionally therefore affect the efficiency of the service provided by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group. Any such failures in services provided by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group or third party telecommunications providers, co-location providers, internet service providers or cloud and payment services providers could adversely affect the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

The Grubhub Group relies on cloud providers to provide a reliable network backbone with the speed, data capacity, security and hardware necessary for reliable internet access and services. The Grubhub Group also relies on a third-party payment processor and encryption and authentication technology licensed from third parties that is designed to effect secure transmission of personal information provided by its consumers. If the Grubhub Group's payment processor, a cloud provider or another third party, does not perform adequately, terminates its relationship with the Grubhub Group or refuses to renew its agreement with the Grubhub Group on commercially reasonable terms, the Grubhub Group and, following Completion, the Enlarged Group may have difficulty finding an alternate provider on similar terms and in an acceptable timeframe, its and, following Completion, the Enlarged Group's costs may increase and its and, following Completion, the Enlarged Group's, business and results of operations could be harmed.

The Just Eat Takeaway.com Group and the Grubhub Group rely on several commercial devices to connect restaurants to their platforms. These devices provide the interface for restaurants to receive, fulfill or reject orders. In the case of the Just Eat Takeaway.com Group, such devices are custom designed, sourced from specific suppliers and are distributed widely across their restaurant estates. Whilst the Just Eat Takeaway.com Group and the Grubhub Group continue to mitigate risks through a greater diversity in restaurant connectivity options, there remains a risk that a significant supply chain issue could impact business performance in the territories where those devices are deployed (see "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with the supply of their restaurant devices."). Should devices develop significant hardware or software-related issues or failures, this could similarly impact supply levels as inventories are consumed above forecast levels and, in the case of the Just Eat Takeaway.com Group, adjustment to demand requires several months lead-time. If information security controls were to be circumvented and the devices' central management systems were subject to a security breach, a group population of restaurants could simultaneously be disrupted.

Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation.

Like all online services, the Just Eat Takeaway.com Group's and the Grubhub Group's platforms are, and following Completion, the Enlarged Group's platforms will be, vulnerable to computer viruses, break-ins, phishing attacks, ransomware attacks, attempts to overload their servers with distributed denial-of-service ("DDoS") attacks, credential stuffing attacks, misappropriation of data through website scraping or other attacks or similar disruptions from unauthorized use of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's computer systems. Despite the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's resilience and disaster recovery procedures, the occurrence of any of the foregoing with respect to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's platforms or any third-party service providers which the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group currently or in the future rely upon could lead to interruptions, delays or website shutdowns, potentially causing lost business, temporary inaccessibility of critical data, or account details, including personal data, being stolen or released. The coverage under the insurance policies of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may not be adequate to reimburse the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group for losses caused by security incidents, or other adverse consequences related to a security incident.

In the normal course of business, the Just Eat Takeaway.com Group and the Grubhub Group have discovered various security threats and incidents that may involve the information of its diners, delivery partners, restaurant partners, employees, vendors and/or contractors. For example, the Just Eat Takeaway.com Group experienced a potentially coordinated series of severe DDoS attacks in March 2020 affecting several hundred thousand orders. Likewise, the Grubhub Group has experienced various security threats and incidents, including, for example, malware identified on company systems or machines, phishing and social engineering efforts directed at its employees, and non-compliance with internal security requirements and procedures that have impacted data stored on its systems. In addition, the Grubhub Group has experienced incidents of fraud on its platform by unauthorized parties who log into Grubhub accounts. Although none of these threats and incidents resulted in regulatory inquiries, litigation, or a material impact on the reputation, business operations or financial performance of the Just Eat Takeaway.com Group or the Grubhub Group, respectively, any future security incident could have a material adverse impact on the respective reputation, business operations, or financial performance of the Just Eat Takeaway.com Group and the Grubhub Group. Each of the Just Eat Takeaway.com Group and the Grubhub Group has undertaken steps to enhance its respective data security programs, which include adding additional protective security layers around the data, improving security protocols that govern access to systems, and further reducing security risks through risk assessments and regular testing. The Just Eat Takeaway.com Group and the Grubhub Group have committed and, following Completion, the Enlarged Group will continue to commit, considerable resources to continually enhance the security of their systems, such efforts may not be sufficient.

Compromised security measures and performance or security failures of some of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's services or of third-party service providers' services which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group currently or in the future rely upon may adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's competitive position, relationships with restaurants, consumers and suppliers, and therefore, their businesses, results of operations, financial condition and/or prospects, as consumers and restaurants may lose confidence in their reliability, and consumers may be inclined to order food delivery through a competitor or alternative means. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance."

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's entry into new business areas or markets may not be successful and may expose the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to additional risks and uncertainties.

The growth that the Just Eat Takeaway.com Group and the Grubhub Group have experienced, and any future growth that, following Completion, the Enlarged Group may experience, may pose various challenges to the Just

Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, such as finding suitable personnel on every operational level, including qualified IT personnel, customer services employees and sales agents. Notwithstanding the degree of scalability built into the Just Eat Takeaway.com Group's and the Grubhub Group's platforms, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to scale and adapt their existing technology and network infrastructure as their businesses grow. Any failure by the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to expand their operations and staff successfully may have an adverse effect on their reputation, business and/or results of operations.

Where the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group grow their operations by expanding their businesses into new markets or offering new services, they may not be able to do this in a cost-effective and/or timely manner. New business endeavors launched or expanded by the Just Eat Takeaway.com Group, such as its delivery services, which is intended to complement the main business activities of the Just Eat Takeaway.com Group, or the development of business-to-business food delivery services, such as City Pantry and Takeaway Pay (as defined below), may not be favorably received by corporate customers, consumers or restaurants or by governments or regulators, or may not become profitable. In addition, entering into new geographical markets, such as the Just Eat Takeaway.com Group's entry into the Israeli, Bulgarian and Romanian markets, or growing the business in existing markets may prove more costly or time-consuming than expected, and consumers and restaurants in such markets may be less receptive to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's value proposition than anticipated based on their expectations from, and experience in, their other markets. The entry into new markets and geographical regions will also expose the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to additional integrity, financial, compliance, currency and geopolitical risks, including corruption, nepotism, bribery, money laundering and terrorism financing, political instability, and conflicts with or between countries in certain regions.

Any such expansion of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's operations may also require significant additional investment, together with operations and resources, which may strain their management, personnel, financial and operational resources. The lack of market acceptance of such efforts or the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's inability to generate sufficient revenue from such expanded services, products or operations to offset their costs could have a material adverse effect on their business, results of operations, financial condition and/or prospects.

Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to integrate successfully or achieve the expected benefits of any prior or future acquisitions, or may be unable to identify and acquire suitable acquisition candidates.

While the Just Eat Takeaway.com Group has historically established its market position in most of its largest markets predominantly through organic growth, it has undertaken acquisitions (in addition to the Transaction) and it, the Grubhub Group and, following Completion, the Enlarged Group may continue to do so in order to establish or maintain leading positions in terms of overall orders by consumers through the Just Eat Takeaway.com Group's websites and mobile applications (i.e., excluding orders processed through third party websites for its restaurant partners) ("Orders") in certain markets in the future. The integration of any prior or future acquisitions may not generate sufficient benefits for the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to justify the costs that they will incur in completing such acquisitions. The integration of local operations may place substantial demands on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's management and departments, may take longer or be more costly than anticipated, may result in material tax liabilities, the loss of key employees and may pose organizational challenges, including challenges to their operations, and IT-related challenges, any or all of which the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may fail to address effectively, resulting in the disruption of their businesses, their inability to maintain relationships with restaurants, consumers and employees, and their ability to achieve the anticipated benefits of any prior or future acquisition or maintain quality standards.

In particular, Just Eat Takeaway.com recently completed the Just Eat Acquisition, which was a transformative transaction and for which the process of integrating the two businesses is ongoing. Just Eat Takeaway.com may encounter difficulties integrating Just Eat into its existing business. The failure to meet the challenges involved in integrating the historical Just Eat operations into the Just Eat Takeaway.com Group's business may exacerbate the risks Just Eat Takeaway.com faces in integrating Grubhub or any future business it acquires and could cause an interruption of, or a loss of momentum in, the Just Eat Takeaway.com Group's activities and could have a material adverse effect on its business, financial condition and results of operations.

In addition, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may fail to discover material liabilities prior to an acquisition for which they may be responsible, or they may not be able to retain acquired key staff members, restaurants or consumers. Any failure to efficiently and effectively integrate acquired businesses, including as a result of the Transaction or a prior acquisition, may result in less growth than the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group anticipated and may have an adverse material effect on their business, results of operations, financial condition and/or prospects. See "—Risks Relating to the Transaction—The Transaction subjects the Enlarged Group and its investors to potential significant risks as a result of the integration process, including adherence to additional regulatory requirements, and no assurance can be given that the integration process will deliver all or substantially all of the expected benefits.".

Any acquisition may also require substantial marketing efforts in order to raise restaurant and consumer awareness in the relevant market and to reach and broaden the addressable market. Despite such efforts and investments, consumer and restaurant awareness and acceptance for the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's platforms may not increase or increase at a slower pace than anticipated, which could adversely affect progress towards profitability and/or cash flows. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may also need to record impairment charges related to potential write-downs of acquired assets, goodwill or other intangible assets in relation to prior or future acquisitions.

The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group can also not be certain that they will be able to identify and acquire, on reasonable terms, if at all, suitable acquisition candidates. With consolidation being likely to continue as an industry trend, the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group could be faced with increasing competition for attractive acquisition candidates. Failure to identify and/or acquire suitable acquisition candidates or the acquisition of unsuitable candidates could impair the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to achieve their strategic goals. Compliance with antitrust or any other regulations may delay proposed acquisitions or prevent Just Eat Takeaway.com or, following Completion, the Enlarged Group from closing acquisitions, if at all. If this risk were to materialize, this could adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business.

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business could be materially and adversely affected by the outbreak of a widespread epidemic or pandemic, including the long-term continuation or escalation of the COVID-19 outbreak. Such events could result in significant changes to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's restaurant inventory, consumer behavior or cost of providing delivery services, any or all of which could have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business, financial condition and results of operations.

In December 2019, an outbreak of a new strain of coronavirus, COVID-19, was identified in Wuhan, China, and has since spread globally, including in the United Kingdom, continental Europe and the United States, where the Just Eat Takeaway.com Group's and the Grubhub Group's operations are primarily concentrated. On 11 March 2020, the World Health Organization confirmed that its spread and severity had escalated to the level of a pandemic. Since the effects of the COVID-19 pandemic took hold internationally in the first quarter of 2020, the Just Eat Takeaway.com Group and the Grubhub Group observed initial downside as government lockdowns were announced, restaurants closed and consumers reacted with heightened caution. In addition, governments in certain of the markets where the Grubhub Group operates introduced emergency orders that limit the commission that the Grubhub Group can charge its restaurant partners during the pandemic in order to aid the restaurant sector. For example, in May 2020, the New York City Council passed legislation imposing a 20% cap on fees, consisting of a 15% cap on commissions for delivery services and an additional 5% cap on all other charges, including marketing charges, and in August 2020 extended the duration of such restrictions until 90 days after restaurants are allowed to operate at full indoor capacity. As such, emergency orders or legislation limiting the commission that the Grubhub Group can charge its restaurant partners remain in place in certain markets, and additional restrictions may be put in place limiting the commission that the Grubhub Group can charge its restaurant partners in the future. Within the Just Eat Takeaway.com Group's markets, commission restrictions have been introduced in one market and may be introduced in additional markets—on 19 December 2020, a regulation came into effect in Ontario, Canada which caps fees charged to non-chain restaurants by third parties for food and beverage delivery services and related services while the restaurants are prohibited from offering indoor dining. The regulation provides caps of (i) 15% of the cost of the delivery order for food and beverage delivery services; (ii) 20% of the cost of the delivery order for food and beverage delivery services and related services; and (iii) 10% of the cost of the order for marketplace orders (including pickup and restaurant delivery orders). The Ontario regulation is unlikely to have an immediate material effect on SkipTheDishes ("Skip"), the Just Eat Takeaway.com Group's Canadian business, because Skip has proactively and voluntarily been providing rebates on commissions for independent restaurants and select brands subject to indoor dining prohibitions in Ontario, at a level that would generally result in compliance by Skip under the regulation. However, there can be no assurance that further limits on commissions will not be enacted.

To the knowledge of the Just Eat Takeaway.com Group and the Grubhub Group, all of the current fee caps in the U.S. are expected to end as the impact of the COVID-19 pandemic wanes; however, the Just Eat Takeaway.com Group and the Grubhub Group cannot reasonably estimate the duration of any such restrictions. In addition, any permanent or long-term regulations that limit the commission the Just Eat Takeaway.com Group and the Grubhub Group can charge their restaurant partners could have a material adverse effect on their and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects. However, as a consequence of the COVID-19 pandemic, social distancing, government action and consumers' desires for safer alternatives, an upside for the industry became apparent through increased consumer sign-ups and restaurant sign-ups, greater consumer order frequency and higher average order values. Although this has, in some respects, positively impacted, and continues in some respects to positively impact, performance across the majority of markets in which the Just Eat Takeaway.com Group and the Grubhub Group operate and indicates a degree of resilience enjoyed by the online takeaway industry, the performance to date has been dependent on government policy and there remain lockdown scenarios where such resilience and performance may not be possible. Therefore, past performance and resiliency should be considered with caution.

In addition, epidemics or pandemics and disease outbreaks, including the COVID-19 pandemic, have resulted in, and may continue to result in, significant disruption of global financial markets, which could reduce the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to access capital and could negatively impact the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's liquidity in the future. As a result of such epidemics or pandemics, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's restaurant partners may also face difficulties accessing credit, which may increase liquidity problems and business closures, and consumer confidence may weaken, resulting in decreased spending and demand for credit, which could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.

The Just Eat Takeaway.com Group has a history of net losses and the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could continue to incur substantial net losses in the future, and may not become profitable in the future.

The Just Eat Takeaway.com Group has incurred net losses since its inception, including net losses of €151 million, €115 million and €14 million for the years ended 31 December 2020, 2019 and 2018, respectively. The Grubhub Group has incurred net losses in recent periods, including net losses of $156 million and $19 million for the years ended 31 December 2020 and 2019, respectively. In addition, the Just Eat Takeaway.com Group's and the Grubhub Group's operating expenses may increase over time, particularly as they make investments to scale and expand their businesses. These investments may not result in increased revenue or higher growth and may prove more expensive than the Just Eat Takeaway.com Group or the Grubhub Group currently anticipates.

In addition, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may encounter unforeseen or unpredictable factors, including unforeseen operating expenses, complications or delays. While each of the Just Eat Takeaway.com Group's and the Grubhub Group's respective revenue has grown in recent years, this growth rate may not be sustainable, and if their revenue declines or fails to grow at a rate faster than increases in their operating expenses, the Just Eat Takeaway.com Group and the Grubhub Group may not achieve or maintain profitability in future periods.

See, also, "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not continue to grow at historical rates and may not be able to achieve or maintain profitability across their businesses."

To the extent that the Just Eat Takeaway.com Group's and the Grubhub Group's financial results have been positively impacted by the COVID-19 pandemic, such results may not be indicative of results for future periods.

As a result of the COVID-19 pandemic, the Just Eat Takeaway.com Group and the Grubhub Group have seen trends towards increasing Orders and the increasing adoption of online payments as the preferred method of payment of its consumers accelerate due to a shift of consumer behavior. Consequently, despite certain adverse impacts from the COVID-19 pandemic (see "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business."), the impact of the COVID-19 pandemic on the Just Eat Takeaway.com Group's business and the Grubhub Group's business has, in some respects, been positive. However, the Just Eat Takeaway.com Group cannot reasonably estimate the duration of the pandemic or future changes in consumer spending patterns as a result of the continuation or conclusion of the pandemic. To the extent that the Just Eat Takeaway.com Group's and the Grubhub Group's financial results for the year ended 31 December 2020 may have been positively impacted by COVID-19, such results may not be indicative of results for future periods.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not continue to grow at historical rates and may not be able to achieve or maintain profitability across their businesses.

The Just Eat Takeaway.com Group's and the Grubhub Group's businesses have grown rapidly since their founding in 2000 and 1999, respectively. However, this historical rate of growth is likely to decline in the future. In some more mature markets, such as the Netherlands, the UK and Denmark, the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could be confronted with saturating markets that result in declining growth rates of new consumers, even while the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group continue to add new consumers, which could adversely affect their growth and ability to achieve or maintain profitability across their businesses. In other markets where the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will be focused on developing their market positions, their growth and ability to achieve or maintain profitability could be adversely affected, in particular, if they fail to establish or expand their market position either in absolute terms or relative to their competitors, or if increased marketing expenditures by their competitors in such markets, including in terms of more competitive and therefore more expensive bidding for pay-per-click/pay-per-order marketing initiatives, drive up their performance marketing costs. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition." In addition, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's growth and ability to achieve or maintain profitability across their businesses could be adversely affected in such markets, if the shift from ordering food offline to ordering food online and via mobile devices occurs at a slower pace than anticipated.

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's success will also depend, to a substantial extent, on the willingness of consumers to continue, and to increase, their use of online services and online food delivery marketplaces as a method of ordering food, rather than to use telephone-based and walk-in services, or other online options, provided by local restaurants and other competitors. The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's success also depends on the willingness of restaurants to utilize an online food marketplace. Independent restaurants and chains may opt to provide their own mobile and online ordering solutions, or to continue to rely on traditional offline ordering processes, primarily through the use of paper menus, advertisements and the placement of orders over the telephone. In addition, not all restaurants are willing to offer delivery services, thereby limiting the potential number of restaurants that may participate on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's platforms, although in certain cases such restaurants participate on the platforms on a pick-up basis. This could have a material impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to grow their consumer and restaurant network.

In all of their markets, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's growth and ability to achieve or maintain profitability across their businesses, may likewise be constrained by consumers' failure to increase or maintain the frequency of Orders via their platforms. There may be limited uptake or slower adoption of online food delivery marketplaces, with early adopters already on the platform and other consumers potentially not following suit. As a result, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's value proposition may become less attractive to restaurants, which may result in fewer restaurants participating on the platform, leading to less consumer traffic and less restaurant choice.

Despite the Just Eat Takeaway.com Group's positive adjusted EBITDA (as defined in "Operating and Financial Review of the Just Eat Takeaway.com Group—Key Non-IFRS Financial Measures") for the year ended 31 December 2020, the Just Eat Takeaway.com Group recorded a net loss for the period, which was mainly driven by acquisition related transaction and integration expenses of €67 million and €35 million, respectively, finance expenses of €29 million, share-based payments of €23 million and share of losses of associates and joint ventures of €16 million (see "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—The Just Eat Takeaway.com Group has a history of net losses and the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group could continue to incur substantial net losses in the future, and may not become profitable in the future.").

Similarly, the Grubhub Group's significant growth in new consumers and Orders has been offset by investments to grow its business, including the expansion of its delivery network and increased marketing initiatives to generate organic growth. If the Grubhub Group's performance is below forecast/expectation, this could consequently impact the ability and degree to which future investment can take place.

There can be no assurance that the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group will be able to successfully translate marketing expenditure into Orders, or that they will achieve profitability in markets where the Just Eat Takeaway.com Group and the Grubhub Group are currently not profitable (particularly to the extent they are unable to maintain Order volumes and commission rates that generate revenue exceeding marketing expenditure). Any failure to do so would have an impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects. Ultimately, as each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's markets has its own unique dynamics, success in any one market may not translate to success in other markets, and different approaches may be necessary in order to achieve or maintain profitability.

Any of the foregoing factors could impact the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to achieve or maintain profitability across their businesses and their financial or operational performance, and their ability to achieve or maintain profitability across their businesses, may be better or worse than currently anticipated. Moreover, the markets in which the Just Eat Takeaway.com Group and the Grubhub Group are active and, following Completion, the Enlarged Group will be active, may develop in a manner different from that anticipated by them. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to the risk that the assumptions underlying their growth strategy may not be accurate and that, consequently, their actual results may differ materially from current expectations or the financial and operational objectives set by them. Any failure by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group to implement or continue their growth strategy successfully may have a material adverse effect on the business, results of operations, financial conditions and/or prospects of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group face certain risks in connection with, and as a result of, their own logistical food delivery services.

In recent years, both the Just Eat Takeaway.com Group and the Grubhub Group have made substantial investments in their own logistical food delivery service businesses and the rollout of their technologies and processes and the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group plan to continue to invest in such businesses in the future.

The Just Eat Takeaway.com Group's and the Grubhub Group's roll-out of their own logistical food delivery service businesses has necessitated greater investments in people-related costs, as a logistical food delivery service business model structurally has greater requirements than those associated with online food delivery platforms that are not responsible for making deliveries themselves. Such costs include those related to the acquisition of couriers, software that is used for order forecasting and the management of courier dispatching and, in the case of the Just Eat Takeaway.com Group training of and equipment for couriers, such as e-bikes, couriers' jackets, delivery bags and other equipment. Although the Just Eat Takeaway.com Group and the Grubhub Group take, and following Completion, the Enlarged Group will take such costs into consideration when determining their delivery commission rates, commission rates are not substantial enough in themselves to cover all such costs without additional customer delivery charges. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to charge commission rates or customer delivery charges in all of their markets, in the future, at a level that would make the provision of their own logistical food delivery services profitable, particularly given increasing competition and the possibility of changing consumer preferences. Furthermore, it is also possible that the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to generate a sufficient number of Orders to optimize the utilization rates of couriers, which is necessary to make logistical food delivery services profitable.

Due to increasing online penetration and the pace of growth of online food ordering and courier churn, the Just Eat Takeaway.com Group and the Grubhub Group seek and following Completion, the Enlarged Group will seek to find enough potential couriers to ensure that they are able to respond to all online orders from their consumers in a timely manner. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to recruit a sufficient number of couriers for various reasons, including competition for the services of such couriers by other delivery services (which could be intensified by other cost-sensitive factors, such as the risk of monthly minimum hour requirements or an increase in the average tenure of couriers), growth in a perception that employment as a courier is unattractive due to the risk of involvement in traffic accidents which arises from operating in congested urban areas with intense traffic, as well as labor law-related restrictions applicable in certain jurisdictions (for example, on the number of hours that couriers can work in a single day or on consecutive days). In addition, irrespective of the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's efforts to maintain the satisfaction of their employees (including that of the Just Eat Takeaway.com Group's couriers) and independent contractors, the risk of conflicts arising with employees and independent contractors and the emergence of other labor-related disputes has increased, since working conditions in the food industry, particularly in the food delivery business, have come to the attention of labor unions in recent times. For an overview of certain recent developments concerning the classification and working conditions of couriers employed in the food delivery sector, see "—Legal and Regulatory Risks—The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of, and judicial intervention in, the "gig economy". Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations."

A number of factors contribute to other uncertainties related to the logistical food delivery service businesses, which will continue to be relevant to the Enlarged Group following Completion. The factors which could impact overall profitability and sustainability of a logistical food delivery service business in a given market include: the extent to which consumers favor restaurants that deliver themselves, as opposed to restaurants for which the Just Eat Takeaway.com Group carries out the delivery, the degree to which logistical processes can be optimized, the extent to which efficiencies can be achieved in areas where restaurant, courier and customer demand densities are sub-optimal, external conditions affecting the pricing of couriers, restaurant commissions and delivery fees, and the need to develop solutions in new markets which exhibit different supply, demand and regulatory conditions.

Other operational risks, including potential accidents caused by or involving couriers or the failure to deliver products on time or at all (due to factors such as traffic or technology failure), may impact the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's appeal or result in liabilities, which in turn may negatively affect revenues and/or their reputation.

The materialization of the risks described above could have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and/or, following Completion, the Enlarged Group's business, reputation, financial condition, results of operations and/or prospects.

The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with potential software failures in their restaurant management systems which facilitate the receiving and processing of online orders.

The Just Eat Takeaway.com Group relies and, following Completion, the Enlarged Group will continue to rely upon certain restaurant management systems which facilitate the receiving and processing of online orders by restaurants on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's platforms. In the event of any software failure in any of these restaurant management systems, the ability of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to service the restaurants in their existing networks and expand their networks of restaurants may be materially adversely affected. The Just Eat Takeaway.com Group is in the process of improving disaster recovery so as to reduce this risk, but there can be no guarantee that such efforts will reduce or eliminate the risk of software failures. The Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's risk profile around restaurant software will continue to evolve as they seek to grow their restaurant solutions business with investments such as Practi. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Any disruptions to each of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's IT systems and related infrastructure, including due to system outages or supply chain failures affecting telecommunications, internet service providers, payment service providers or technology manufacturers upon which they depend, may adversely affect their performance" and "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation."

The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may face certain risks in connection with the supply of their restaurant devices.

The Just Eat Takeaway.com Group relies, and following Completion, the Enlarged Group will continue to rely upon the suppliers of restaurant devices which facilitate the receiving and processing of online orders by restaurants on the Just Eat Takeaway.com Group's platforms and, following Completion, the Enlarged Group's platforms. If any of these suppliers were to terminate its supply relationship with the Just Eat Takeaway.com Group or, following Completion, the Enlarged Group or become unable for any reason to supply the Just Eat Takeaway.com Group or, following Completion, the Enlarged Group with the requisite numbers of restaurant devices, the ability of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to service the restaurants in their existing networks and expand their network of restaurants may be materially adversely affected. Furthermore, in the event of product damage or failure in a particular delivery of restaurant devices, there may be consequential constraints upon the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to supply such devices to restaurants that utilize them.

Any inability to overcome supply constraints to meet higher levels of demand from an expanding network of restaurants may have a material adverse effect on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's reputation, business, financial condition and/or results of operations. The Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's risk profile around restaurant devices will continue to evolve as they seek to grow their restaurant solutions business and expand their network of restaurants.

The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group are subject to risks associated with operating with joint venture and other partners.

The Just Eat Takeaway.com Group participates and, following Completion, the Enlarged Group will participate in and may expand through joint ventures and other collaborative activities with third parties, such as iFood in Brazil. Moreover, the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's strategy for entering a new country, particularly in developing markets, may require or be restricted to the purchase of a partial or a controlling interest in an existing entity, whilst retaining that entity's management, in order to leverage local market knowledge.

There are certain risks associated with joint venture partners, including the risk that joint venture partners may: (i) have economic or business interests or goals that are inconsistent with those of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group; (ii) veto proposals in respect of joint venture operations; (iii) be unable or unwilling to fulfil their obligations under the joint venture or other agreements; or (iv) experience financial or other difficulties.

The materialization of the risk described above could have a material adverse effect on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's business, financial condition, results of operations and/or prospects.

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's businesses may be adversely affected by changes in internet search engines' algorithms or terms of service causing their websites to be excluded from or ranked lower in organic search results.

The Just Eat Takeaway.com Group's and the Grubhub Group's successes depend on, and following Completion, the Enlarged Group's success will also depend on, potential and existing consumers' ability to search for and find their online platforms. Returning and new consumers often rely on online search engines, such as Google, Yahoo and Bing, when contemplating ordering food delivery online. Therefore, higher rankings in such search engines generally result in higher visibility, more visits to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's websites and mobile application downloads, and consequently more Orders. Recognizing this trend, the Just Eat Takeaway.com Group and the Grubhub Group are undertaking, and following Completion, the Enlarged Group will undertake, significant marketing efforts to achieve and maintain prominent internet rankings in search engines to attract consumers to their websites, including by attempting to enhance the relevance of their websites to consumer search queries, which is known as search engine optimization ("SEO"). However, search engines often modify the algorithms and ranking criteria that produce search results and, as a result, may adversely affect the algorithmic placement of links, both purchased and otherwise, of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's websites. There can be no guarantee that the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's SEO initiatives will be successful. Any failure to appear prominently in search results, either due to a change of a search engine's algorithms or their terms of service, which in turn affect the success of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's SEO initiatives, could reduce the amount of traffic to their online food delivery marketplace and thereby harm their businesses and operations.

Furthermore, a large part of the Just Eat Takeaway.com Group's and the Grubhub Group's marketing budgets are, and following Completion, a large part of the Enlarged Group's marketing budget will be, spent on search engine marketing or pay-per-click marketing. In general, pricing for pay-per-click marketing is dynamic and depends on bidding on a keyword-by-keyword, or keyword group, basis. The cost per acquisition for the Just Eat Takeaway.com Group and the Grubhub Group can be, and following Completion, the cost per acquisition for the Enlarged Group may be, influenced by competition or by changes to search engines' terms of service with regard to pricing of pay-per-click campaigns. This will especially be the case if the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's competitors in a given market have greater financial resources and, hence, can outspend the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in pay-per-click marketing. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may not be able to establish, maintain or expand its leadership positions and establish, maintain or increase its profitability in some or all of the jurisdictions in which it currently operates, including as a result of competition."

The Just Eat Takeaway.com Group's and the Grubhub Group's operations are, and following Completion, the Enlarged Group's operations will be, affected by weather conditions, which cause fluctuations in demand.

The Just Eat Takeaway.com Group's and the Grubhub Group's business depends, and following Completion, the Enlarged Group's business will depend, to a high degree, on consumer behavior with regard to using online food delivery services. Unexpected weather patterns may affect demand for the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's food delivery services at any time throughout the year. While colder, rainy or otherwise more inclement weather typically increases Orders (although, particularly harsh weather may preclude the ability for delivery to take place), warmer or sunnier weather typically decreases Orders. If there are any material periods that are sunnier and/or warmer than historically normal for that period of the year, that could have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business, results of operations and/or financial condition.

The Just Eat Takeaway.com Group and the Grubhub Group are exposed to, and following Completion, the Enlarged Group will be exposed to, risk relating to the receipt and processing of Online Payments and the collection of commissions arising from cash payments.

In the year ended 31 December 2020, 85% (pro forma for the Just Eat Acquisition) of all Orders through the Just Eat Takeaway.com Group's websites or through its mobile application were paid for by means of debit or credit card or other forms of cashless payment ("Online Payments") and 96% of all Orders through the Grubhub Group's websites or through its mobile application were paid for by Online Payments in the same period. The Just Eat Takeaway.com Group and the Grubhub Group depend on and, following Completion, the Enlarged Group will depend on, third parties, in particular their payment service provider partners and their consumers' and their own banks, in order to offer Online Payment options to consumers and to provide payment processing services. Any third party's unwillingness or inability to provide payment processing services for debit or credit card payments may disrupt the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's operations and harm their reputation. In addition, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's results of operations may be adversely affected if banks or payment service providers introduce new terms and conditions that cannot be sustained, or costs that cannot be passed on to consumers.

With regard to credit card payments, the Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, an additional payment collection risk. As the Just Eat Takeaway.com Group and the Grubhub Group collect, and following Completion, the Enlarged Group will collect, the full merchandise value of each Order paid via an Online Payment on behalf of the relevant restaurant, they may have to bear financial risks related to credit card fraud. Any widespread occurrence of credit card fraud could materially impact the profitability of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group.

A small minority of the restaurants on the Just Eat Takeaway.com Group's platforms only accept, and following Completion, on the Enlarged Group's platforms are expected to only accept, cash payments, and for such restaurants, there can be no assurance that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group will be able to collect all amounts due. The Just Eat Takeaway.com Group had a loss allowance for trade receivables of €6 million as at 31 December 2020 (increasing from €2 million as at 31 December 2019). To the extent that the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group fail to collect substantial amounts due from restaurants, this could have a material adverse effect on their business, results of operations, financial condition and/or prospects.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group is expected to be, affected by economic conditions across the various markets in which they operate or will operate.

A deterioration in economic conditions in any of the markets in which the Just Eat Takeaway.com Group or the Grubhub Group operate or, following Completion, the Enlarged Group will operate, may have an adverse effect on the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group (as applicable). For example, there is no certainty regarding the potential scale and severity of the economic effect of COVID-19. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business".

In relation to the UK's exit from the EU on 31 January 2020 ("Brexit"), the UK and the European Commission (the "EC") announced on 24 December 2020 that they had reached agreement on a draft EU-UK Trade and Cooperation Agreement ("TCA"). The TCA covers a number of topics, including trade in goods and in services, digital trade, intellectual property, social security coordination, law enforcement and judicial cooperation in criminal matters, thematic cooperation and participation in EU programmes. On 29 December 2020, the Council of the EU (the "Council") adopted, by written procedure, the decision on the signing of the TCA and its provisional application as of 1 January 2021, pending the formal approval of the European Parliament and the adoption of the decision on the conclusion of the TCA by the Council. The UK Parliament ratified the UK's entry into, and implementation of, the TCA on 30 December 2020 pursuant to the European Union (Future Relationship) Act 2020. The European Parliament consented to the TCA on 27 April 2021 and the Council adopted the decision on the conclusion of the TCA on 29 April 2021.

As a result of the UK formally leaving the EU, and notwithstanding the agreement of the TCA, the UK has entered into a period of economic and market disruption and political and legal uncertainty. It is not possible to ascertain how long this period will last and the effect it will have on the UK or in the EU in general. None of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group can predict when or if political stability will return. Since the decision by the UK electorate to leave the EU, there has been volatility and disruption of the capital, currency and credit markets, including the market for debt and equity securities. A further weakening of the pound sterling may, as a result of certain investments and expenditures of the Just Eat Takeaway.com Group not denominated in pound sterling, have a material adverse effect on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's results. In addition, the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's restaurant partners may face difficulties accessing credit, which may increase liquidity problems and business closures. In addition, there has been an impact on consumer confidence, spending and demand for credit, which could have a material adverse effect on the business, results of operations, financial condition and/or prospects of the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group.

Such circumstances can be expected to influence consumers' purchasing behavior and could, for example, cause consumers to cook at home rather than to purchase takeaway food (although consumers may also purchase takeaway food rather than eat out). These changes in consumer behavior could lead to lower overall Orders through the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's platforms. In addition, changes in economic conditions may lead to higher costs associated with the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's operations, such as in relation to food, labor and energy, which could affect consumer spending behavior and the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's results of operations. In addition, there can be no assurance that macroeconomic conditions will not impair the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to obtain financing in the future, and thereby impede the expansion of their operations.

Legal and Regulatory Risks

The Just Eat Takeaway.com Group's and the Grubhub Group's operations are and will be subject to, and following Completion, the Enlarged Group's operations will be subject to, numerous legal and regulatory regimes and their businesses could be harmed by changes to, or interpretation or application of, the laws and regulations of each of the jurisdictions in which they operate.

The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, certain inherent risks due to the geographic scope and the nature of their businesses. As at the date of this Prospectus, the Just Eat Takeaway.com Group operates in seventeen countries in Europe (the Netherlands, the UK, Germany, France, Spain, Italy, Denmark, Ireland, Norway, Belgium, Austria, Poland, Switzerland, Bulgaria, Romania, Portugal and Luxembourg), Israel, Australia, New Zealand, Canada, Brazil and Colombia and the Grubhub Group operates throughout the United States. As a result, the Just Eat Takeaway.com Group and the Grubhub Group are exposed to laws and regulations which vary, and sometimes conflict, from one jurisdiction to another. The Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to comply with existing laws and regulations applicable to their businesses across the multiple jurisdictions in which they operate and to predict and adapt to changes in those jurisdictions, is important to their success. Any uncertainty or changes in applicable laws or regulations, in particular in relation to payment services, competition, the internet, e-commerce, consumer protection, cookies, privacy, electronic marketing, platform regulation and legislation or rules relating to the right to be forgotten, or the takeaway restaurant industry specifically, in one or more of the markets in which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate, could have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation, business, results of operations, financial condition and/or prospects.

The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of, and judicial intervention in, the "gig economy". Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations.

Government regulation of the "gig economy" (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs) has evolved considerably over the past few years and continues to do so. The Just Eat Takeaway.com Group, in certain of the historical Just Eat markets (the UK, Canada, Ireland, Italy, New Zealand and Australia), and the Grubhub Group have adopted and, following Completion, the Enlarged Group will adopt, an independent contractor model where they engage independent contractors directly as delivery drivers, such that their delivery drivers are not employees of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group, which classification remains subject to evolving government regulation and judicial interpretation. As of 31 December 2020, the Just Eat Takeaway.com Group had a total network of more than one hundred thousand independent couriers which it engaged as delivery couriers (almost all Orders in Canada and the majority of the Delivery Orders (as defined in "Operating and Financial Review of the Just Eat Takeaway.com Group—Key Performance Indicators") in the United Kingdom are performed by independent contractors) and the Grubhub Group also engages hundreds of thousands of independent contractor delivery drivers.

Due to uncertainties in the interpretation of applicable law, as well as constant legislative evolution, this sector has been subject to scrutiny and, in some cases, the commencement of class actions with workers claiming they should have been treated as employees or workers rather than self-employed contractors. For example, in July 2018, a courier on the Skip network filed a putative class action case alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class. In addition, in 2016, two private-hire drivers engaged by Uber in London filed claims in the UK Employment Tribunal arguing that they should be classified as workers rather than self-employed contractors while logged into the Uber smartphone application. Their claims were upheld and, consequently, the claimants were entitled to certain statutory rights, including the right to the national minimum wage, the right to receive paid annual leave and the benefit of certain statutory protections afforded to "whistleblowers". Uber subsequently filed successive appeals to the UK Employment Appeal Tribunal and the UK Court of Appeal before finally appealing to the UK Supreme Court. In February 2021, the UK Supreme Court dismissed Uber's final appeal and upheld the drivers' classification as "workers". It is possible that the UK Supreme Court's decision may inform the outcome of subsequent proceedings involving similar claims by individuals active in the United Kingdom's "gig economy", which may include the delivery drivers engaged by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group in the United Kingdom.

As an example of the changing regulatory landscape in the United States, on 1 January 2020, California Assembly Bill 5 ("AB5") came into effect, which codifies a test to determine whether a worker is an employee or independent contractor under California law. In November 2020, a California ballot initiative was passed to supersede AB5. Specifically, Proposition 22 ("Prop 22") exempts app-based workers, including delivery drivers, from being classified as employees and provides for certain minimum compensation levels, as well as certain other requirements. Prop 22 is now in effect, and therefore the Grubhub Group's costs related to drivers have increased in California. This cost increase could lead the Grubhub Group and, following Completion, the Enlarged Group, to charge higher diner fees and higher restaurant commissions, which in turn could lower order volume. Other states where the Grubhub Group operates may consider legislation similar to Prop 22, which would be expected to increase the Grubhub Group's and, following Completion, the Enlarged Group's costs related to drivers in such jurisdictions and could similarly adversely impact results of operations. In addition, in February 2021, the EC launched the first phase of a consultation designed to address challenges experienced by those engaged in platform work within the EU. This includes the work carried out by drivers engaged by the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group in the EU. The consultation seeks social partners' views on whether EU-wide measures are required to address, among other things, platform workers' employment status, working conditions, access to social protection and access to collective representation and bargaining. The consultation may lead to EU-wide legislative reform which may affect the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to operate its current independent contractor model within the EU.

In certain jurisdictions, the independent contractor model operated by the Just Eat Takeaway.com Group has been subject to direct regulatory challenge. For example, in Australia, Just Eat Takeaway.com's subsidiary Menulog Pty. Ltd. ("Menulog") received a position paper from the Australian Taxation Office (the "ATO") on 11 September 2019 stating that the couriers engaged by Menulog should be considered employees rather than independent contractors. Menulog has challenged this based on the legislation and recent case law. The ATO provided Menulog in April 2021 with a draft decision paper in which it reiterates its previous decision and stipulates that the guidance should be applied retrospectively. Menulog continues to evaluate its approach towards, and any potential objections to, the draft decision paper. As a further example, in Italy, Just-Eat Italy S.r.l. ("Just-Eat Italy") received orders from the public prosecutor and labor, social security and public insurance inspectors on 24 February 2021 that state that couriers engaged by Just-Eat Italy should be considered "workers", known in Italy as 'co.co.co.', instead of independent contractors. In connection thereto, Just-Eat Italy was ordered to pay salaries and apply working conditions in line with applicable laws and regulations for 'co.co.co.' in the logistics sector. On 1 April 2021, Just-Eat Italy received a further order with the calculation of the social security contributions for said couriers, amounting in total to €11 million, including fines for late payment. The Just Eat Takeaway.com Group continues to evaluate its approach towards, and any potential objections to, the orders. The Just Eat Takeaway.com Group's business plans in Italy include discontinuation of delivery with independent contractors and the roll-out of an employed courier delivery model. As a result of uncertainties surrounding the interpretation of applicable law and the evolving legislative and regulatory landscape concerning the "gig economy", there is a risk that the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's independent contractor models in Australia, Canada, Ireland, Italy, New Zealand, the UK and the U.S. may be subject to further challenge. Successful challenges may result in the couriers engaged by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group being reclassified as employees or workers rather than self-employed contractors, and/or becoming entitled to additional employment-related benefits and protections. The Just Eat Takeaway.com Group and the Grubhub Group are growing, and, following Completion, the Enlarged Group may continue to grow their delivery services. As a result, to the extent such growth involves engaging additional independent contractors, the effects of any such successful challenges may be material. It is also possible that the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, may be subjected to fines and/or other sanctions in respect of their independent contractor models. Such events could have a material and adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's operations involve the processing of personal data of consumers, restaurant owners and contracted couriers, which processing is regulated under privacy and data protection laws and governmental regulations. Compliance with such laws and regulations could give rise to additional costs and failure to comply, including as the result of security breaches, could give rise to liabilities and could have a material and adverse effect on their reputation, business, financial condition, results of operations and/or prospects as a result of privacy and data protection laws and governmental regulations and risks of security breaches.

The Just Eat Takeaway.com Group's and the Grubhub Group's operations involve, and following Completion, the Enlarged Group's operations will involve, the processing of personal data of consumers, restaurant owners and contracted couriers. In its capacity as an online food delivery marketplace and as a facilitator of Online Payments, such as PayPal or iDeal, the Just Eat Takeaway.com Group acts, and following Completion, the Enlarged Group will act, as an intermediary or agent, as applicable, between restaurants, consumers purchasing from these restaurants, and entities controlling the payment methods that the consumers choose to use (such as iDeal, PayPal or credit and debit card issuers). In furtherance of the services the Just Eat Takeaway.com Group and the Grubhub Group provide, and following Completion, the Enlarged Group will provide, the Just Eat Takeaway.com Group and the Grubhub Group receive, and following Completion, the Enlarged Group will receive, personal data of consumers, restaurant owners and contracted couriers. Such personal data includes identification data, location data, and payment transaction data that consumers supply when they wish to make a payment for an order (such as the consumer's name and, in some cases, payment method details), or in the case of restaurant owners and contracted couriers, bank routing and account information so that they can hold a business account and receive payments from the Just Eat Takeaway.com Group and the Grubhub Group.

Consequently, the Just Eat Takeaway.com Group and the Grubhub Group are subject, and following Completion, the Enlarged Group will be subject, to the privacy rules of the countries in which they operate, including, in the EU, Regulation (EU) 2016/679 (the "EU General Data Protection Regulation" or "EU GDPR"). Any failure to comply with applicable data protection and privacy laws may harm the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation or lead to investigations, sanctions, penalties, proceedings or actions against the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group by governmental agencies or other persons, including class action litigation in certain jurisdictions. In addition, the Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion, the Enlarged Group will face, the possibility of security breaches, which themselves may result in a violation of applicable data protection and privacy laws (see "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Compromised security measures and performance failures due to hacking, viruses, fraud and other malicious attacks could adversely affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's reputation"). Any failure of each of the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group and their affiliated restaurants, partners, service providers or others to adequately protect personal or sensitive data could have a material and adverse effect on their reputation, business, financial condition, results of operations and/or prospects.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate in certain countries with stringent food safety laws and laws related to the sales of alcohol, in each case, applicable to restaurants listed on their respective platforms and such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs as well as liability for, and material damage to their reputations as a result of, non-compliance with such laws.

Stringent food safety laws and laws related to the sales of alcohol imposed by the countries where the Just Eat Takeaway.com Group and the Grubhub Group operate (including, in the EU, EU laws implemented in national legislation) apply to the restaurants that are listed on the Just Eat Takeaway.com Group's and the Grubhub Group's platforms and, following Completion, on the platforms to be operated by the Enlarged Group. This includes laws with respect to the identification of allergen-related information, additives and/or ingredients in the foods that are sold on, and age verification of customers who order alcoholic beverages on, the Just Eat Takeaway.com Group's or the Grubhub Group's platforms. Such laws may also apply to the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, which could result in increased compliance costs, including as a result of non-compliance. In certain markets the Just Eat Takeaway.com Group and the Grubhub Group provide allergen-related food information to consumers on its platforms on behalf of restaurants. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot rule out the possibility that they may be held liable for non-compliance with the laws and regulations relating to the provision of food information, or due to the provision of inaccurate information. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot rule out that any non-compliance would result in material damage to their reputation, in particular if there should be a case of injury or death connected with any such non-compliance. See "—Regulatory—Food Information Regulation".

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group are subject to extensive government regulation and oversight relating to the provision of payment and financial services. Failure to comply with, loss of privileges pursuant to or material modifications to applicable regulations could severely impact their ability to process payments or result in penalties or costly and time consuming remediation efforts.

The Just Eat Takeaway.com Group is and will continue to be affected by and, following Completion, the Enlarged Group will be affected by, the revised Payment Services Directive 2015/2366/EU ("PSD II") and its implementation in the European countries in which they operate because they operate regulated payment services in multiple countries in the European Economic Area ("EEA"). PSD II was implemented in the Netherlands, entering into force on 19 February 2019. The Just Eat Takeaway.com Group relies on an intra-group licensed payment service provider for its payment services under PSD II in respect of all EEA countries (other than Bulgaria and Romania) where Takeaway.com historically operated prior to the Just Eat Acquisition. In the applicable EEA countries where Just Eat historically operated prior to being acquired by Takeaway.com (except for France, where the Just Eat Takeaway.com Group relies on a separate exemption), the Just Eat Takeaway.com Group relies on an exemption under PSD II, the so-called commercial agent exemption, and therefore the payment services it provides are not regulated and do not require a license. For the historical operations of Just Eat, the Just Eat Takeaway.com Group may continue to rely on this exemption because it receives payments as a commercial agent authorized via an agreement to negotiate or conclude the sale of goods on behalf of the restaurants and does not act as a commercial agent on behalf of the consumers. Takeaway.com Payments B.V. has obtained a license from the Dutch Central Bank (De Nederlandsche Bank N.V., the "DNB") in accordance with PSD II and as payment institution falls under the supervision of the DNB. Should Takeaway.com Payments B.V.'s license be revoked by the DNB in the future, or other enforcement measures be taken by DNB, such as imposing penalties and/or forcing the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group to cease offering certain payment facilities, the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to process Online Payments in the manner and historical markets of Takeaway.com would be severely impacted and/or the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group may be forced to involve third-party payment service providers, or be subjected to a combination of the possible consequences referred to above.

In addition, the Just Eat Takeaway.com Group, in the countries where payments are not facilitated by Takeaway.com Payments B.V., and the Grubhub Group are, and, following Completion, the Enlarged Group will be, subject to the Payment Card Industry ("PCI") and Data Security Standard (the "Standard"). The Standard is a comprehensive set of requirements for enhancing payment account data security that was developed by the PCI Security Standards Council to help facilitate the broad adoption of consistent data security measures. The Grubhub Group is, and, following Completion, the Enlarged Group will be, required by payment card network rules to comply with the Standard, and their failure to do so may result in fines or restrictions on their ability to accept payment cards. Under certain circumstances specified in the payment card network rules, the Grubhub Group or, following Completion, the Enlarged Group may be required to submit to periodic audits, self-assessments or other assessments of their compliance with the Standard. Such activities may reveal that the Grubhub Group or, following Completion, the Enlarged Group have failed to comply with the Standard. If an audit, self-assessment or other test determines that the Grubhub Group or, following Completion, the Enlarged Group need to take steps to remediate any deficiencies, such remediation efforts may distract their management teams and require costly and time consuming remediation efforts. In addition, even if the Grubhub Group and, following Completion, the Enlarged Group comply with the Standard, there is no assurance that they will be protected from a security breach.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to pricing and platform regulations and may become subject to related litigation or regulatory inquiries. Modifications to pricing and/or platform regulations or the outcome of related litigation or regulatory inquiries may, among other things, require changes to the pricing models of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group and may negatively impact financial results and/or increase their costs of doing business.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to pricing regulations in the jurisdictions in which they operate. The implementation of European Directive 2011/83/EU on consumer rights has in the past affected and may continue to affect the Just Eat Takeaway.com Group's operations. For example, in 2018, the Just Eat Takeaway.com Group terminated its payment services fees in Belgium, and the overall impact on the Just Eat Takeaway.com Group's revenue resulting from the elimination of this processing fee has only been partially offset by the Just Eat Takeaway.com Group's introduction on 1 October 2018 of a €0.19 administration fee chargeable to restaurants in Belgium, regardless of method of payment.

Additionally, fees and commissions charged by online food delivery marketplaces and other business practices of online platforms are currently under increased scrutiny and are expected to continue to be subject to political and public debate in the jurisdictions in which the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group operate. This increased scrutiny may lead to changes in platform regulation or legislation, negative publicity or investigations or litigation commenced by governmental authorities or other parties. For example, in July 2019, the EC enacted Regulation (EU) 2019/1150 of the European Parliament and of the Council of 20 June 2019 on promoting fairness and transparency for business users of online intermediation services ("Regulation (EU) 2019/1150"), which imposes certain transparency obligations on online intermediation services and online search engines by requiring marketplaces to disclose the main parameters, including paid ranking, if applicable, used to rank goods and services on their sites. Regulation (EU) 2019/1150 has in the past affected and may continue to affect the form and content of the Just Eat Takeaway.com Group's terms and conditions. Moreover, as a result of discussions with the Dutch Competition Authority in 2020, the Just Eat Takeaway.com Group was required to provide disclosure to consumers relating to the "TopRank" service that allows restaurants to pay for higher search result positions in the Just Eat Takeaway.com Group's platforms, which disclosure the Just Eat Takeaway.com Group has sought to provide through the explanation offered by the Just Eat Takeaway.com Group on a separate page on its platform describing how the ranking is constructed, including the role of sponsoring therein. In a study published on 2 February 2021 regarding the effects of sponsored ranking on consumer welfare, the Dutch Competition Authority expressly acknowledged this explanation offered by the Just Eat Takeaway.com Group.

Further changes in platform regulation, legislation or related litigation resulting from such increased scrutiny may require changes to certain business practices of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group, including changes to fees and commissions. Changes to fees and commissions may, among other things, negatively affect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to generate revenue or result in dissatisfaction or loss of consumers or restaurants on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's respective platforms. Similarly, in response to COVID-19, a number of jurisdictions in the United States have implemented or are considering implementing fee caps, fee disclosure requirements and similar measures that have negatively impacted the Grubhub Group's financial results, and following Completion, could negatively impact the Enlarged Group's financial results and/or increase its cost of doing business. See "—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business."

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the competition laws of the countries they operate in and changes in, or their failure to comply with, competition laws could adversely affect their businesses, results of operations, financial condition and/or prospects.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the competition laws of the countries they operate in and such laws may restrict the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to agree with restaurants on a price guarantee (that is, the guarantee that restaurants do not charge consumers a lower price for the same food if ordered directly through the restaurant's own online order channels, or if applicable via another online platform, as opposed to if ordered via the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's platforms). Competition authorities in a number of the markets in which the Just Eat Takeaway.com Group and the Grubhub Group are active and, following Completion, the Enlarged Group will be active have considered the impact of such price guarantees. For example, in 2015, the German competition authority found certain price clauses in a different industry to be in breach of the applicable competition rules. However, this decision was overturned by the Higher Regional Court of Düsseldorf in June 2019. The judgment is now being appealed by the German competition authority before the German Federal Court. Accordingly, there is a risk that the price guarantee clauses in agreements between certain restaurants and the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group could be found to violate competition laws. Any such violations of competition law could result in fines, the relevant terms or the agreements themselves being unenforceable, consequential amendments to agreements, claims for damages and reputational damage, each of which could potentially have a material adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's business, results of operations, financial condition and/or prospects.

Further, in October 2019, the Grubhub Group announced a series of growth initiatives to drive diner acquisition and retention, including a significant expansion of non-partnered restaurants listed on the Grubhub Group's platform in addition to restaurants that have entered into partnerships with the Grubhub Group. In 2020, non-partnered restaurants represented less than four percent (4%) of the Grubhub Group's total revenue. However, non-partnered restaurants may not want to be included on the Grubhub Group's or, following Completion, the Enlarged Group's platforms and, if included, may request to be removed. In addition, there is a risk that, if included, non-partnered restaurants may bring legal claims against the Grubhub Group or, following Completion, the Enlarged Group relating to their inclusion on the Grubhub Group's or, following Completion, the Enlarged Group's platforms. There is also a risk that state or local law is enacted to prevent platforms like those of the Grubhub Group or, following Completion, the Enlarged Group from including non-partnered restaurants on their platforms. For example, the California Legislature passed legislation, California Assembly Bill 2149 ("AB 2149"), which became effective on 1 January 2021. AB 2149 prohibits, among other things, food delivery logistics platforms from facilitating deliveries from restaurants in California without the restaurants' prior consent. Similar prohibitions have also been enacted in other jurisdictions within the United States. To the extent that the Grubhub Group or, following Completion, the Enlarged Group are required to remove non-partnered restaurants from their platforms for any reason, this may adversely affect their ability to attract and retain consumers and could directly and adversely affect the Grubhub Group's or, following Completion, the Enlarged Group's business, financial condition and results of operations.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the tax laws and regulations of different jurisdictions, changes to which could materially affect their businesses, results of operations, and financial condition.

The Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, subject to the tax laws and regulations of different jurisdictions. Given that tax laws and regulations are subject to frequent change and their meaning is not always clear-cut or definitive, the tax positions taken by the Just Eat Takeaway.com Group or the Grubhub Group are sometimes based on their interpretations of such laws and regulations. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot guarantee that such interpretations will not be questioned or challenged by the relevant authorities. More generally, any failure to comply with the tax laws or regulations applicable to the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group may result in reassessments, late payment interest, fines and penalties. In addition, the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's effective average tax rate and tax costs from period to period will be affected by many factors, including changes in tax legislation, global mix of earnings, the tax characteristics of their income, the timing and recognition of impairments, acquisitions and dispositions, integration of businesses, including the Transaction, and intercompany transfers of intangibles, adjustments to their reserves related to uncertain tax positions, changes in valuation allowances and tax treatment of riders. Also, a material change in applicable laws and regulations, or in their interpretation or enforcement, may force the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to alter their business strategy, leading to additional costs or loss of revenue. As future developments, including initiatives relating to the taxation of the digital economy and taxation of self-employed individuals, are uncertain and partly beyond management's control, assumptions are necessary to estimate future tax costs, taxable profits as well as the period in which deferred tax assets will recover. See "—Legal and Regulatory Risks—The Just Eat Takeaway.com Group and the Grubhub Group face, and following Completion the Enlarged Group will face, risks associated with the independent contractor model, which is subject to evolving government regulation of, and judicial intervention in, the "gig economy". Changes in government regulation of or successful challenges to the independent contractor model used by the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group in certain markets may require the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group to change their existing business models and operations."

Any significant increase in the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's tax burden due to the factors described above is likely to have a material adverse effect on their results of operations, business, financial condition and/or prospects. In addition, the Just Eat Takeaway.com Group's and the Grubhub Group's tax returns are subject to regular review and examination. The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group cannot guarantee that any tax audit or tax dispute to which they may be subject in the future will result in a favorable outcome. There is a risk that any such audit or dispute could result in additional taxes payable by the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group. In any such case, substantial additional tax liabilities and ancillary charges could be imposed on the Just Eat Takeaway.com Group, the Grubhub Group or, following Completion, the Enlarged Group, which could increase their effective tax rate.

In addition, the Grubhub Group is and, following Completion, the Enlarged Group will be subject to varying state tax laws in the United States. If the Grubhub Group or, following Completion, the Enlarged Group is deemed an agent for the restaurants in its network under state tax law, the Grubhub Group or, following Completion, the Enlarged Group may be deemed responsible for collecting and remitting sales taxes directly to certain states. It is possible that one or more states could seek to impose sales, use or other tax collection obligations on the Grubhub Group or, following Completion, the Enlarged Group with regard to such food sales. These taxes may be applicable to past sales. A successful assertion that the Grubhub Group or, following Completion, the Enlarged Group should be collecting additional sales, use or other taxes or remitting such taxes directly to states could result in substantial tax liabilities for past sales and additional administrative expenses, which would harm the business and results of operations of the Grubhub Group and, following Completion, the Enlarged Group.

The Just Eat Takeaway.com Group and, following Completion, the Enlarged Group's financial position may be adversely affected by the results of an ongoing dispute with the Danish Tax Authority.

In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An Advanced Pricing Agreement ("APA") was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then). The Just Eat Takeaway.com Group strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the Mutual Agreement Process (the "MAP") between Her Majesty's Revenue and Customs and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat's case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, the Just Eat Takeaway.com Group is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion. As the tax authorities appear to be making progress regarding Just Eat's case, the Just Eat Takeaway.com Group has not yet requested that the matter be referred to arbitration but reserves the right to do so should the tax authorities not make progress with the matter within a reasonable timeframe. The Just Eat Takeaway.com Group expects the outcome to be a full elimination of the potential double taxation, but there is no guarantee of such outcome. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges. The net interest charges may be substantial and may adversely affect the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's financial position.

The Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be adversely affected if they fail to obtain or maintain adequate protection for their intellectual property rights.

The Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's intellectual property rights, whether developed organically or acquired as a result of an acquisition (in particular, website domain names and trademarks), are crucial for the operation of their businesses. These intellectual property rights protect the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's brands and are and will be at the core of their efforts to raise consumer awareness for their services and are thus directly related to their reputation. Each of the Just Eat Takeaway.com Group and the Grubhub Group are, and following Completion, the Enlarged Group will be, dependent on their ability to protect and promote their intellectual property rights, specifically their trademarks.

The Just Eat Takeaway.com Group and the Grubhub Group cannot guarantee that third parties will not infringe upon the Just Eat Takeaway.com Group's, the Grubhub Group's or, following Completion, the Enlarged Group's trademark rights, or that a third party will not purchase domain names that are identical to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's domain names, with the exception of its extension. In addition, each of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group may be unable to adequately register and protect its trademarks or purchase at a reasonable price relevant domain names as it enters new markets.

Should the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's trademarks be challenged or infringed upon, or should they be unable to adequately register and protect trademarks or purchase domain names when entering new markets, this may have an adverse effect on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's brands and, as a result, on their businesses, results of operations and/or financial condition.

Risks Relating to the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's Capital Structure

To the extent that the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's cash flow demands may change in executing their growth strategies in the medium to long-term, they will be more dependent on external sources of capital, and access to such additional sources could be restricted for a variety of reasons.

While the Just Eat Takeaway.com Group relies and, following Completion, the Enlarged Group is expected to rely, primarily on cash flow from operations and, where required, existing cash reserves to fund its business and financial obligations (for example, interest payments), it may not always generate sufficient cash flow to finance acquisitions and major transitional projects in the medium to long-term. Consequently, the execution of the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's growth strategy may require access to external sources of capital. For example, Just Eat Takeaway.com issued the €250 million 2.25% convertible bonds due 2024 (the "Convertible Bonds 2019") on 25 January 2019, the €300 million 1.25% convertible bonds due 2026 (the "Convertible Bonds 2020") on 30 April 2020 and issued the €600 million zero coupon convertible bonds due 2025 (the "Tranche A Convertible Bonds 2021") and the €500 million 0.625% convertible bonds due 2028 (the "Tranche B Convertible Bonds 2021" and, together with the Tranche A Convertible Bonds 2021, the "Convertible Bonds 2021") on 9 February 2021. Any limitations on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's access to capital on satisfactory terms, or at all, could impair their ability to execute their growth strategy in the future and could reduce their liquidity and ability to make dividend distributions.

No assurance can be given that financing will continue to be available to the Just Eat Takeaway.com Group and, following Completion, the Enlarged Group on acceptable terms, or at all. Limitations on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's access to capital, including on their ability to issue debt and equity, could result from events or causes beyond their control, such as significant increases in interest rates, increases in the risk premium generally required by investors, decreases in the availability of credit or the tightening of terms required by lenders. Any limitations on the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's ability to secure additional capital, continue their existing finance arrangements or refinance existing obligations could limit their liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans, which could have a material adverse effect on their businesses, results of operations, financial condition and/or prospects.

Failure of Just Eat Takeaway.com to comply with the covenants and other obligations contained in the Just Eat Facility, the Convertible Bonds or, following Completion, the Grubhub Senior Notes could result in an event of default. Any failure to repay or refinance the outstanding debt under the Just Eat Facility, the Convertible Bonds or the Grubhub Senior Notes when due could have a material adverse effect on Just Eat Takeaway.com's and, following Completion, the Enlarged Group's business.

Just Eat Takeaway.com is currently in compliance with all covenants under the Just Eat Facility and the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 (the "Convertible Bonds"), and Grubhub is currently in compliance with all covenants under the $500 million aggregate principal amount of 5.500% senior notes due 2027 issued by Grubhub Holdings Inc. ("Grubhub Holdings"), a wholly owned subsidiary of Grubhub (the "Grubhub Senior Notes"). However, an event of default under any of the Just Eat Facility, the Convertible Bonds or, following Completion, the Grubhub Senior Notes that is not cured or waived in accordance with its terms could result in lenders representing 66.6% of commitments accelerating the Just Eat Facility, the acceleration of the Convertible Bonds and/or, following Completion, the acceleration of the Grubhub Senior Notes. An acceleration of any of the foregoing would cause the outstanding amount owed under the Just Eat Facility (nil as at 31 December 2020), the Convertible Bonds (€250 million and €300 million aggregate principal amount of the Convertible Bonds 2019 and the Convertible Bonds 2020, respectively, as at 31 December 2020 and €1,100 million aggregate principal amount of the Convertible Bonds 2021 issued on 9 February 2021) or the Grubhub Senior Notes ($500 million as at 31 December 2020), as applicable, to become immediately due and payable. There may not be sufficient cash flow available to fully repay Just Eat Takeaway.com's or, following Completion, the Enlarged Group's outstanding debt under the Just Eat Facility, the Convertible Bonds or the Grubhub Senior Notes when due upon an acceleration or on the maturity date. Just Eat Takeaway.com and, following Completion, the Enlarged Group may not be able to secure additional capital or refinance on satisfactory terms, or at all, which could limit their liquidity, financial flexibility or cash flows and affect their ability to execute their strategic plans, which could have a material adverse effect on their businesses, results of operations, financial condition and/or prospects.

Fluctuations in currency exchange rates may significantly impact the presentation of the Enlarged Group's financial results following Completion.

A substantial portion of the Enlarged Group's consolidated revenue will be denominated in euro, pound sterling and U.S. dollars, with the remainder denominated in the local currencies of the other countries in which the Enlarged Group will operate. Following Completion, the Enlarged Group generally will seek to match the currency of its revenue and expenses for its operations in each jurisdiction to reduce the exposure to currency fluctuations but, in limited circumstances, the revenue and expenses may be in different currencies and, therefore, subject to foreign exchange risk due to related gains and losses from the conversion into functional currency (the currency of the jurisdiction in which the operation operates) of any foreign currency denominated assets and liabilities ("Transaction Effects").

If the Transaction is completed, Grubhub Shares will be exchanged for New Just Eat Takeaway.com ADSs. Unlike Grubhub Shares, as a consequence of the listing of the New Just Eat Takeaway.com Shares on the London Stock Exchange and Euronext Amsterdam and the listing of American depositary shares representing Just Eat Takeaway.com Shares ("Just Eat Takeaway.com ADSs") on Nasdaq, Just Eat Takeaway.com Shares are quoted in pound sterling on the London Stock Exchange and in euro on Euronext Amsterdam, while New Just Eat Takeaway.com ADSs will be quoted in U.S. dollars on Nasdaq. Dividends (if any) in respect of New Just Eat Takeaway.com Shares underlying New Just Eat Takeaway.com ADSs will be declared in euro (or pound sterling for holders of CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Just Eat Takeaway.com Shares (the "Just Eat Takeaway.com CDIs")) and converted into U.S. dollars by Deutsche Bank Trust Company Americas, the depositary bank for New Just Eat Takeaway.com ADSs (the "Depositary Bank"). Fluctuations in the exchange rate between euro and U.S. dollars will affect, among other matters, the U.S. dollar value of New Just Eat Takeaway.com Shares and of any dividends in respect of such shares, including any such shares represented by New Just Eat Takeaway.com ADSs. In addition, the Just Eat Takeaway.com Group presents, and following Completion, the Enlarged Group will present, their consolidated financial statements in euro. Consequently, the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's financial results in any given period may be materially affected by both Transaction Effects and the effect of translation of its foreign operations' respective functional currencies to euro, the presentation currency of the Just Eat Takeaway.com Consolidated Financial Statements.

A potential future delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam may result in non-compliance with the terms and conditions of the Convertible Bonds 2019 and in Just Eat Takeaway.com Shareholders not being able to hold Just Eat Takeaway.com Shares.

Just Eat Takeaway.com is conducting a review to determine the optimal listing venues for its long term future. As part of this assessment, Just Eat Takeaway.com is considering, among other things, liquidity and trading volumes across the listings it has in Amsterdam and London and, following Completion, on Nasdaq. Therefore, Just Eat Takeaway.com no longer intends to delist the Just Eat Takeaway.com Shares from Euronext Amsterdam as soon as possible, and Just Eat Takeaway.com will remain listed on Euronext Amsterdam until a further decision has been made. Following completion of its review of listing venues, Just Eat Takeaway.com may determine to delist the Just Eat Takeaway.com Shares from Euronext Amsterdam.

The Convertible Bonds 2019 currently in issue are listed on Euronext Amsterdam. Under the terms and conditions of the Convertible Bonds 2019, a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam would trigger an event of default (if not cured for a period of 30 days after receipt of written notice from the Trustee (as defined in the terms and conditions of the Convertible Bonds 2019) specifying the default and that such default be remedied). Should a future delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam occur, Just Eat Takeaway.com will take such action as may be necessary to ensure compliance with the terms and conditions of the Convertible Bonds 2019. In order to ensure compliance with the terms and conditions of the Convertible Bonds 2019, before delisting from Euronext Amsterdam, Just Eat Takeaway.com would be required to either (i) obtain the approval of an extraordinary resolution by persons who are registered as the owners of the Convertible Bonds 2019 on the register of the Convertible Bonds 2019 maintained by ABN AMRO Bank N.V. (acting as Registrar) (the "2019 Bondholders") representing not less than 75% of the aggregate principal amount of outstanding Convertible Bonds 2019 or (ii) obtain the prior written approval of Stichting Trustee Takeaway.com (which approval can be given if, in the opinion of Stichting Trustee Takeaway.com, it is not materially prejudicial to the interest of the 2019 Bondholders).

If Just Eat Takeaway.com determines to delist the Just Eat Takeaway.com Shares from Euronext Amsterdam, Just Eat Takeaway.com expects it will take the necessary steps when appropriate. However, there can be no assurance that Just Eat Takeaway.com will be able to ensure compliance with such terms and conditions in a timely manner or at all. In addition, in the event of a future delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting may result in Just Eat Takeaway.com Shareholders whose Just Eat Takeaway.com Shares trade on Euronext Amsterdam concluding that to continue to hold Just Eat Takeaway.com

Shares that trade solely on the London Stock Exchange or in the form of ADSs on Nasdaq is impractical or difficult due to listing, tax or other considerations or—in the case of index funds—Just Eat Takeaway.com not being a participant in the index in which they are investing, which would in effect result in such Just Eat Takeaway.com Shareholders being forced to sell their Just Eat Takeaway.com Shares at a disadvantageous moment.

Risks Relating to the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs

Future issuances of Just Eat Takeaway.com Shares, Just Eat Takeaway.com ADSs or debt securities convertible into Just Eat Takeaway.com Shares, or the perceived likelihood thereof, could lower the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs and adversely affect Just Eat Takeaway.com's ability to raise capital in the future. Conversion of the Convertible Bonds or further share issuances could also dilute the interests of holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.

Just Eat Takeaway.com has issued the Convertible Bonds, which may during their lifetime convert into new Just Eat Takeaway.com Shares. The Convertible Bonds may be converted into, in aggregate, 13,934,536 Just Eat Takeaway.com Shares, which would result in Just Eat Takeaway.com's issued share capital increasing by approximately 9.4% relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date. Any time that any Convertible Bonds are converted into Just Eat Takeaway.com Shares, holders of existing Just Eat Takeaway.com Shares (who are not also converting holders of such Convertible Bonds) will suffer an immediate dilution as a result of such conversions. Just Eat Takeaway.com may in the future again seek to raise capital through public or private debt, or equity financings, which may involve the issuance of Just Eat Takeaway.com Shares or debt securities convertible into Just Eat Takeaway.com Shares or rights to acquire these securities. In addition, Just Eat Takeaway.com may in the future seek to issue additional Just Eat Takeaway.com Shares or Just Eat Takeaway.com ADSs as consideration for, or otherwise in connection with, the acquisition of new businesses. Furthermore, Just Eat Takeaway.com may issue new Just Eat Takeaway.com Shares in the context of any new arrangements involving employees and/or Management Board nominees.

In the case of a future issuance of Just Eat Takeaway.com Shares for cash, the then-existing Just Eat Takeaway.com Shareholders are generally entitled to full statutory pre-emption rights under Dutch law. By virtue of Just Eat Takeaway.com's listing on the premium listing segment of the UK Official List, Just Eat Takeaway.com Shareholders are also entitled to the benefit of pre-emption rights as provided for under the listing rules made by the FCA under Part VI of FSMA (as set out in the FCA's Handbook of Rules and Guidance, as amended from time to time (the "FCA Handbook")), as amended, governing, inter alia, the admission of securities to the UK Official List (the "Listing Rules"). Subject to the Listing Rules, these rights may be limited or excluded either by virtue of Dutch law, the Articles, a resolution of the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board or by a resolution of the Management Board subject to the approval of the Supervisory Board if the Management Board has been designated by the General Meeting as the corporate body authorized to limit or exclude pre-emption rights. Any such issuance of additional Just Eat Takeaway.com Shares may dilute a Just Eat Takeaway.com Shareholder's interest in Just Eat Takeaway.com if such investor does not participate, or is not eligible to participate, in any such issuances on a basis pro rata to their then-existing shareholdings.

Furthermore, any additional debt or equity financing which the Just Eat Takeaway.com Group may need may not be available on terms favorable to it or at all, which could adversely affect the Just Eat Takeaway.com Group's and, following Completion, the Enlarged Group's future plans and the market price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs. Any additional offering or issuance of Just Eat Takeaway.com Shares or Just Eat Takeaway.com ADSs or the perception that an offering or issuance may occur could also have a negative impact on the market price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs and could increase the volatility in the trading price of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs.

Future sales of a substantial number of Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares, or the market's anticipation or consideration thereof, may adversely affect the market price of New Just Eat Takeaway.com ADSs or New Just Eat Takeaway.com Shares following Completion.

The market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares could decline if a substantial number of either Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares is sold by Just Eat Takeaway.com or significant Just Eat Takeaway.com Shareholders in the public market, or if there is an anticipation in the market that such sales could occur. Any sale of Just Eat Takeaway.com ADSs or Just Eat Takeaway.com Shares by any or all of the Managing Directors could be considered as a lack of confidence in the performance and prospects of the Just Eat Takeaway.com Group and could cause the market price of New Just Eat Takeaway.com ADSs or New Just Eat Takeaway.com Shares to decline.

Grubhub Stockholders receiving New Just Eat Takeaway.com ADSs in connection with the Transaction may sell those New Just Eat Takeaway.com ADSs immediately in the public market. It is likely that some Grubhub

Stockholders, including some of its larger shareholders, will sell their New Just Eat Takeaway.com ADSs, for reasons such as the Enlarged Group's business profile or market capitalization no longer fitting their investment objectives, or they consider holding New Just Eat Takeaway.com ADSs to be impractical or difficult due to listing, tax or other considerations. The sales of significant numbers of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares, or the perception in the market that this will occur, may decrease the market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares.

Just Eat Takeaway.com Shareholders outside the Netherlands may suffer dilution if they are unable to exercise pre-emptive rights in future offerings.

In the event of an increase in Just Eat Takeaway.com's share capital, Just Eat Takeaway.com Shareholders are generally entitled to full pre-emptive rights, unless these rights are limited or excluded either by virtue of Dutch law, the Articles, a resolution of the General Meeting upon the proposal of the Management Board, which is subject to the approval of the Supervisory Board, or by a resolution of the Management Board subject to the approval of the Supervisory Board if the Management Board has been designated by the General Meeting as the corporate body authorized to limit or exclude pre-emption rights. In addition, certain Just Eat Takeaway.com Shareholders outside the Netherlands may not be able to exercise pre-emptive rights, and therefore suffer dilution, unless local securities laws have been complied with.

In particular, any Just Eat Takeaway.com Shareholders that are U.S. persons may not be able to exercise their pre-emptive rights or participate in a rights offer, as the case may be, unless a registration statement under the Securities Act is effective with respect to such rights or an exemption from the registration requirements is available. Just Eat Takeaway.com cannot assure investors that any registration statement would be filed so as to enable the exercise of such holders' pre-emptive rights or participation in a rights offer.

Just Eat Takeaway.com's ability to pay any future dividends will depend on a number of factors, principally, Completion, its financial condition and results of operations, and the receipt of sufficient dividends from its subsidiaries.

Just Eat Takeaway.com intends to retain any profits to expand its growth and development and, following Completion, the Enlarged Group's business and, therefore, does not anticipate paying dividends to the Just Eat Takeaway.com Shareholders in the foreseeable future. See "Description of Just Eat Takeaway.com Shares—Dividends and Other Distributions—Dividend Policy".

Distribution of dividends may only take place after the adoption of the annual accounts referred to in Section 2:391 BW by the General Meeting, which show that the distribution is allowed. Just Eat Takeaway.com may only make distributions to the Just Eat Takeaway.com Shareholders insofar as Just Eat Takeaway.com's equity exceeds the sum of the paid-in and called-up share capital increased by the reserves as required to be maintained by Dutch law or by the Articles. The Management Board determines, with the approval of the Supervisory Board, whether all or part of the profit shall be added to the reserve, and any profit remaining thereafter shall be at the disposal of the General Meeting.

Just Eat Takeaway.com is a holding company with no material, direct business operations that conducts its business mainly through its subsidiaries. As a result, Just Eat Takeaway.com is dependent on loans, dividends and other payments from these subsidiaries to generate the funds necessary to meet its financial obligations, including the payment of dividends. Just Eat Takeaway.com's ability to pay dividends will depend directly on Just Eat Takeaway.com's subsidiaries' distributions to it. The amount and timing of such distributions will depend on the laws of such subsidiaries' respective jurisdictions. The distribution by Just Eat Takeaway.com of an interim dividend and the distribution of dividends in the form of Just Eat Takeaway.com Shares are subject to the prior approval of the Supervisory Board. See "Description of Just Eat Takeaway.com Shares—Dividends and Other Distributions". Any of these factors, individually or in combination, could restrict Just Eat Takeaway.com's ability to pay dividends.

The rights and responsibilities of a Just Eat Takeaway.com Shareholder are governed by Dutch law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions.

Just Eat Takeaway.com is, and following the Transaction will remain, incorporated under the laws of the Netherlands. Accordingly, Just Eat Takeaway.com's corporate structure, as well as the rights and obligations of the Just Eat Takeaway.com Shareholders, may be different from the rights and obligations of shareholders of companies organized under the laws of other jurisdictions. The exercise of certain shareholders' rights by Just Eat Takeaway.com Shareholders outside the Netherlands may be more difficult and costly to pursue than the exercise of rights in a company organized under the laws of other jurisdictions. Resolutions of the General Meeting may be adopted with majorities different from the majorities required for adoption of equivalent resolutions in companies organized under the laws of other jurisdictions. Any action to contest any of Just Eat Takeaway.com's corporate actions must be filed with, and will be reviewed by, a Dutch court, in accordance with Dutch law. See "Comparison of Shareholder Rights" for a discussion of the different rights associated with Just Eat Takeaway.com Shares and Grubhub Shares.

In addition, holders of New Just Eat Takeaway.com ADSs will be able to exercise the shareholder rights for the New Just Eat Takeaway.com Shares represented by such New Just Eat Takeaway.com ADSs through the Depositary Bank, but only to the extent contemplated by the deposit agreement. Only registered holders of Just Eat Takeaway.com Shares are afforded the rights of shareholders under Dutch law and the Articles. The Depositary Bank holds New Just Eat Takeaway.com Shares represented by New Just Eat Takeaway.com ADSs through Deutsche Bank AG, Amsterdam Branch, as custodian for the Depositary Bank in the Netherlands (the "Custodian"). As the Custodian is a participant in the Euroclear Nederland securities settlement system, Euroclear Nederland (or its nominee) is the registered holder of the New Just Eat Takeaway.com Shares represented by New Just Eat Takeaway.com ADSs. Consequently, the holders of New Just Eat Takeaway.com ADSs must rely on the Depositary Bank to exercise the rights of a shareholder via the Custodian and Euroclear Nederland.

Holders of New Just Eat Takeaway.com ADSs are entitled to present New Just Eat Takeaway.com ADSs to the Depositary Bank for cancellation and withdraw the corresponding number of underlying New Just Eat Takeaway.com Shares (to the extent contemplated by the deposit agreement), but would be responsible for fees relating to such exchange. Fees and charges are also payable by New Just Eat Takeaway.com ADS holders in relation to certain other depositary services.

The market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares after Completion will continue to fluctuate and may be affected by factors different from those affecting the market price of Grubhub Shares or those affecting any unsponsored Just Eat Takeaway.com ADSs and Just Eat Takeaway.com Shares currently.

Upon Completion, Grubhub Stockholders will become holders of New Just Eat Takeaway.com ADSs or, if such holders elect to convert their New Just Eat Takeaway.com ADSs into New Just Eat Takeaway.com Shares, New Just Eat Takeaway.com Shares. The Just Eat Takeaway.com Group's business differs from that of the Grubhub Group, and the Just Eat Takeaway.com Group's results of operations, as well as the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs, may be affected by factors different from those affecting the Grubhub Group's results of operations and the market price of Grubhub Shares. In addition, the market price of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares may fluctuate significantly following Completion and holders of New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares could lose the value of their investment in such Just Eat Takeaway.com securities. General fluctuations in stock markets could have a material adverse effect on the market for, or liquidity of, New Just Eat Takeaway.com ADSs and New Just Eat Takeaway.com Shares, regardless of the Just Eat Takeaway.com Group's actual operating performance.

Completion will result in the Just Eat Takeaway.com Group becoming subject to U.S. regulations which are different from the regulations to which the Just Eat Takeaway.com Group is currently subject. Current and future U.S. regulations could have an adverse effect on the results of operations, business and financial position of the Just Eat Takeaway.com Group following the Transaction.

Following Completion, as a result of the registration of New Just Eat Takeaway.com Shares with the SEC, the Just Eat Takeaway.com Group will be subject to U.S. securities laws and other U.S. federal, state and local laws and regulations (including tax laws), including the U.S. Foreign Corrupt Practices Act of 1977, with respect to the Just Eat Takeaway.com Group's worldwide activities and the Sarbanes-Oxley Act of 2002 as a foreign private issuer. These regulations are different from the regulations to which the Just Eat Takeaway.com Group is currently subject and therefore pose an increased compliance burden on the Just Eat Takeaway.com Group and, particularly where supplemented by new regulations, could lead to higher costs and greater complexity, and potential reputational damage, regulatory sanctions or fines in connection with inadvertent breach. The enactment of unduly onerous and restrictive regulation may adversely affect Just Eat Takeaway.com's share price and could have a material adverse effect on the results of operations, business and/or financial condition of the Just Eat Takeaway.com Group. While the Just Eat Takeaway.com Group continuously seeks to improve its systems of internal controls and to remedy any weaknesses identified, there can be no assurance that the policies and procedures will be followed at all times or effectively detect and prevent violations of applicable laws.

Dividends distributed by Just Eat Takeaway.com on Just Eat Takeaway.com Shares and/or New Just Eat Takeaway.com ADSs to certain related parties in low-tax jurisdictions might in the future become subject to an alternative Dutch withholding tax on dividends.

Under current Dutch tax law, dividends paid on Just Eat Takeaway.com Shares and/or New Just Eat Takeaway.com ADSs are in principle subject to Dutch dividend withholding tax at a rate of 15% under the Dutch Dividend Withholding Tax Act ("Regular Dividend Withholding Tax"), unless a domestic or treaty exemption or reduction applies. On 25 March 2021, the Dutch State Secretary for Finance submitted a proposal of law to the Dutch parliament pursuant to which an alternative withholding tax ("Alternative Withholding Tax") will be imposed on dividends paid to related entities in low-tax jurisdictions, effective 1 January 2024. An entity is related if (i) it holds, directly or indirectly, a qualifying interest in Just Eat Takeaway.com, (ii) Just Eat Takeaway.com

directly or indirectly holds a qualifying interest in the entity or (iii) it is an entity in which a third party holds a direct or indirect qualifying interest while that third party also holds a qualifying interest in Just Eat Takeaway.com. An entity is also considered related to Just Eat Takeaway.com if the entity is part of a collaborating group (samenwerkende groep) of entities that jointly directly or indirectly holds a qualifying interest in Just Eat Takeaway.com. The term qualifying interest means a directly or indirectly held interest – either by an entity individually or jointly if an entity is part of a collaborating group – that enables such entity or such collaborating group to exercise a definite influence over another entity's decisions, such as Just Eat Takeaway.com, and allows it to determine the other entity's activities. The Alternative Withholding Tax will be imposed at the highest Dutch corporate income tax rate in effect at the time of the distribution (currently 25%). The Alternative Withholding Tax will be reduced, but not below zero, with any Regular Dividend Withholding Tax imposed on distributions. As such, based on currently applicable rates, the overall effective rate of withholding of Regular Dividend Withholding Tax and Alternative Withholding Tax will not exceed the highest corporate income tax rate in effect at the time of the distribution (currently 25%). The proposal of law is subject to amendment during the course of the legislative process and it needs to be approved by both chambers of the Dutch parliament before it can enter into force.

Holders of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs in the United States may not be able to enforce civil liabilities against Just Eat Takeaway.com, the Managing Directors or the Supervisory Directors.

A substantial portion of the Just Eat Takeaway.com Group's assets are located outside the United States. In addition, a majority of the Managing Directors and the Supervisory Directors are not residents of the United States and the assets of such persons may be located outside of the United States. As a result, it may be difficult or impossible for holders of New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs to effect service of process within the United States upon Just Eat Takeaway.com, the Managing Directors or the Supervisory Directors or to enforce judgments obtained in U.S. courts against Just Eat Takeaway.com or such persons either inside or outside of the United States, or to enforce in U.S. courts judgments obtained against Just Eat Takeaway.com or such persons in courts in jurisdictions outside the United States.

There is doubt as to whether certain non-U.S. courts (including the courts of the Netherlands) would accept jurisdiction and impose civil liability if proceedings were commenced in such non-U.S. jurisdictions (including the Netherlands) predicated solely upon U.S. securities laws. Also, there can be no assurance that civil liabilities predicated upon federal or state securities laws of the United States will be enforceable in the Netherlands or any other jurisdiction. In addition, punitive damages awards in actions brought in the United States or elsewhere may be unenforceable in the Netherlands. See "Important Information—Enforcement of Civil Liabilities".

Due to delays in notification to and by the Depositary Bank, the holders of New Just Eat Takeaway.com ADSs may not be able to give voting instructions to the Depositary Bank or to withdraw New Just Eat Takeaway.com Shares underlying its New Just Eat Takeaway.com ADSs to vote such shares in person or by proxy.

Despite Just Eat Takeaway.com's efforts, the Depositary Bank may not receive voting materials for the New Just Eat Takeaway.com Shares represented by New Just Eat Takeaway.com ADSs in time to ensure that holders of such New Just Eat Takeaway.com ADSs can either instruct the Depositary Bank to vote New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs or withdraw such shares to vote them in person or by proxy. In addition, the Depositary Bank's liability to holders of New Just Eat Takeaway.com ADSs for failing to execute voting instructions, or for the manner in which voting instructions are executed, will be limited by the deposit agreement. As a result, holders of New Just Eat Takeaway.com ADSs may not be able to exercise their rights to give voting instructions, or to vote in person or by proxy, and may not have any recourse against the Depositary Bank or Just Eat Takeaway.com if New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs are not voted as they have requested or if New Just Eat Takeaway.com Shares underlying their New Just Eat Takeaway.com ADSs cannot be voted.

Holders of New Just Eat Takeaway.com ADSs will have limited recourse if Just Eat Takeaway.com or the Depositary Bank fails to meet its respective obligations under the deposit agreement for New Just Eat Takeaway.com ADSs or if they wish to involve Just Eat Takeaway.com or the Depositary Bank in a legal proceeding.

The deposit agreement expressly limits the obligations and liability of Just Eat Takeaway.com and the Depositary Bank. Neither Just Eat Takeaway.com nor the Depositary Bank will be liable to the extent that it performs its respective obligations specifically set out in the deposit agreement or the applicable New Just Eat Takeaway.com ADSs without negligence or bad faith.

In addition, the terms of the deposit agreement do not independently impose any obligation on either Just Eat Takeaway.com or the Depositary Bank to participate in any action, suit or other proceeding in respect of any of the New Just Eat Takeaway.com Shares or New Just Eat Takeaway.com ADSs, which in its opinion may involve it in expense or liability, unless it is indemnified to its satisfaction. Notwithstanding the foregoing, U.S. federal securities and other applicable laws may otherwise obligate Just Eat Takeaway.com or the Depositary Bank to participate in any such action, suit or other proceeding and no disclaimer of liability under U.S. federal securities laws is intended by any provision of the deposit agreement. See "Description of Just Eat Takeaway.com Shares".

Holders of New Just Eat Takeaway.com ADSs will have limited choice of forum, which could limit their ability to obtain a favorable judicial forum for complaints against Just Eat Takeaway.com, the Depositary Bank or their respective directors, officers or employees.

The deposit agreement provides that, subject to the Depositary Bank's right to require a claim to be submitted to arbitration, as an owner of New Just Eat Takeaway.com ADSs, holders of New Just Eat Takeaway.com ADSs irrevocably agree that the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or related to the deposit agreement, including claims under the Securities Act. Any person or entity purchasing or otherwise acquiring any New Just Eat Takeaway.com ADSs, whether by transfer, sale, operation of law or otherwise, shall be deemed to have notice of and have irrevocably agreed and consented to such provisions. While Just Eat Takeaway.com believes that this choice of forum provision is enforceable, the enforceability of similar federal court choice of forum provisions has been challenged in legal proceedings in the United States, and it is possible that a court could find the provision to be inapplicable, unenforceable, or inconsistent with other documents that are relevant to the filing of such lawsuits. If a court were to find the choice of forum provision contained in the deposit agreement to be inapplicable or unenforceable in an action, Just Eat Takeaway.com may incur additional costs associated with resolving such action in other jurisdictions. If upheld, this choice of forum provision may increase the cost to and limit the ability of holders of New Just Eat Takeaway.com ADSs to bring a claim in a judicial forum that they find favorable for disputes with Just Eat Takeaway.com, the Depositary Bank or their respective directors, officers or employees, which may discourage such lawsuits against Just Eat Takeaway.com, the depositary and their respective directors, officers or employees.

In addition, the Depositary Bank may, in its sole discretion, require that any dispute or difference arising from the relationship created by the deposit agreement, New Just Eat Takeaway.com Shares, New Just Eat Takeaway.com ADSs or the transactions contemplated thereby be referred to and finally settled by an arbitration conducted under the terms described in the deposit agreement, although the arbitration provisions of the deposit agreement do not preclude holders of New Just Eat Takeaway.com ADSs from pursuing claims under the Securities Act or the Exchange Act in federal courts.

Holders of New Just Eat Takeaway.com ADSs will not be deemed to have waived Just Eat Takeaway.com's compliance with the federal securities laws and the regulations promulgated thereunder.

Holders of New Just Eat Takeaway.com ADSs may not be entitled to a jury trial with respect to claims arising under the deposit agreement, which could result in less favorable outcomes to the plaintiff(s) in any such action.

The deposit agreement governing the New Just Eat Takeaway.com ADSs representing the New Just Eat Takeaway.com Shares provides that, subject to the depositary's right to require a claim be submitted to arbitration, the United States District Court for the Southern District of New York (or, if the United States District Court for the Southern District of New York lacks subject matter jurisdiction over a particular dispute, the state courts in New York County, New York) shall have exclusive jurisdiction to hear and determine any dispute arising from or relating in any way to the deposit agreement and in that regard, to the fullest extent permitted by applicable law, holders of New Just Eat Takeaway.com ADSs irrevocably waive the right to a jury trial in any lawsuit or proceeding against Just Eat Takeaway.com or the Depositary Bank arising out of or relating to the New Just Eat Takeaway.com Shares or other deposited securities, the New Just Eat Takeaway.com ADSs or Just Eat Takeaway.com ADRs issued in connection thereto, the deposit agreement or any transaction contemplated therein, including any claim under U.S. federal securities laws. However, no condition, stipulation or provision of the deposit agreement or New Just Eat Takeaway.com ADSs shall relieve Just Eat Takeaway.com or the Depositary Bank from their respective obligations to comply with the Securities Act and Exchange Act.

If Just Eat Takeaway.com or the Depositary Bank were to oppose a demand for jury trial based on such jury trial waiver, the court would determine whether the waiver was enforceable based on the facts and circumstances of that case in accordance with the applicable state and federal law. To the knowledge of Just Eat Takeaway.com, the enforceability of a contractual pre-dispute jury trial waiver in connection with claims arising under the federal securities laws has not been finally adjudicated by the United States Supreme Court. However, Just Eat Takeaway.com believes that a contractual pre-dispute jury trial waiver provision is generally enforceable under the laws of the State of New York, which govern the deposit agreement. Nevertheless, if this jury trial waiver provision is not enforced, to the extent a court action proceeds, it would proceed under the terms of the deposit agreement with a jury trial. It is advisable to consult legal counsel regarding the jury waiver provision before investing in the New Just Eat Takeaway.com ADSs.

If holders or beneficial owners of New Just Eat Takeaway.com ADSs, including purchasers of New Just Eat Takeaway.com ADSs in secondary market transactions, bring a claim against Just Eat Takeaway.com or the Depositary Bank in connection with matters arising under the deposit agreement or the New Just Eat Takeaway.com ADSs, including claims under federal securities laws, such holders or beneficial owners may not be entitled to a jury trial with respect to such claims, which may have the effect of limiting or discouraging lawsuits against Just Eat Takeaway.com or the Depositary Bank. If a lawsuit is brought against Just Eat Takeaway.com or the Depositary Bank under the deposit agreement, it may be heard only by a judge or justice of the applicable trial court, which would be conducted according to different civil procedures and may result in different outcomes compared to that of a jury trial, including results that could be less favorable to the plaintiff(s) in any such action.

An active trading market for New Just Eat Takeaway.com ADSs may not develop, which would adversely affect the liquidity and price of New Just Eat Takeaway.com ADSs, and there is no guarantee that Just Eat Takeaway.com will be able to maintain its eligibility on the FTSE UK Index Series.

Prior to the Transaction, the existing unsponsored Just Eat Takeaway.com ADSs are not listed on any U.S. stock exchange. Just Eat Takeaway.com has applied to list the New Just Eat Takeaway.com ADSs on Nasdaq. The price of the New Just Eat Takeaway.com ADSs may fluctuate significantly due to general market or economic conditions. Furthermore, an active trading market for the New Just Eat Takeaway.com ADSs may never develop or, if developed, it may not be sustained. If an active public market for New Just Eat Takeaway.com ADSs does not develop, the market price and liquidity of New Just Eat Takeaway.com ADSs may be adversely affected. Grubhub Stockholders may be unable to sell their New Just Eat Takeaway.com ADSs unless a market can be established and sustained.

While Just Eat Takeaway.com Shares are included in the Financial Times Stock Exchange Group (the "FTSE") FTSE 100 Index and the FTSE All-Share Index, there is no guarantee that FTSE will not publish new guidance in the future regarding non-UK incorporated companies. In addition, new laws and regulations, or amendments to existing laws and regulations, that could result in the removal of the Just Eat Takeaway.com Shares from the FTSE UK Index Series, may be introduced. If these or other circumstances were to arise, such that the Just Eat Takeaway.com Shares were no longer included in the FTSE 100 Index and the FTSE All-Share Index, this could have a negative impact on the market price of New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs. As announced in the Just Eat Takeaway.com press release dated 12 January 2021, following discussions with FTSE Russell, Just Eat Takeaway.com expects that its assigned nationality for the purpose of inclusion of the Just Eat Takeaway.com Shares in the FTSE UK Index Series will be reviewed in FTSE Russell's semi-annual review to be announced in August 2021.

IMPORTANT INFORMATION

General

This Prospectus does not constitute an offer of securities by, or on behalf of, the Company or anyone else, and has been prepared solely in connection with the NL Admission and the UK Admission.

Prospective investors are expressly advised that an investment in the Just Eat Takeaway.com Shares entails certain risks and that they therefore should read and carefully review the contents of this Prospectus, including all information incorporated by reference in this Prospectus. A prospective investor should not invest in the Just Eat Takeaway.com Shares unless it has the expertise (either alone or with a financial advisor) to evaluate how the Just Eat Takeaway.com Shares will perform under changing conditions, the resulting effects on the value of the Just Eat Takeaway.com Shares and the impact this investment will have on its overall investment portfolio. Prospective investors should also consult their own tax advisors as to the tax consequences of the purchase, ownership and disposition of the Just Eat Takeaway.com Shares.

The content of this Prospectus, including all information incorporated by reference in this Prospectus, is not to be considered or interpreted as legal, financial or tax advice. It contains information necessary for investors to make an informed assessment of the assets and liabilities, financial position, profits and losses, and prospects of the Company. Each prospective investor should consult his or her own stockbroker, bank manager, lawyer, auditor or other financial or legal advisors before making any investment decision with regard to the Just Eat Takeaway.com Shares to, among other things, consider such investment decision in light of his or her personal circumstances. In making an investment decision, prospective investors must rely on their own examination, analysis and enquiry of Just Eat Takeaway.com and the Just Eat Takeaway.com Shares, including the merits and risks involved.

The Company does not undertake to update this Prospectus, unless required pursuant to article 23 of the EU Prospectus Regulation and/or article 23 of the UK Prospectus Regulation, and therefore prospective investors should not assume that the information in this Prospectus is accurate as of any date other than the date of this Prospectus (unless the information specifically indicates that another date applies). See also "—Validity" and "—Supplements".

No person is or has been authorized to give any information or to make any representation in connection with the NL Admission and the UK Admission, other than as contained or incorporated by reference in this Prospectus, and, if given or made, any other such information or representations must not be relied upon as having been authorized by the Company, the Managing Directors or the Supervisory Directors, or any of their respective representatives. The delivery of this Prospectus at any time after the date hereof shall under no circumstances create any implication that there has been no change in affairs of the Just Eat Takeaway.com Group or of the Enlarged Group since the date hereof or that the information set forth in this Prospectus is correct as of any time since its date.

No representation or warranty, express or implied, is made or given by the Listing and Paying Agent as to the accuracy, completeness, fairness or verification of the information or opinions contained in this Prospectus, or incorporated by reference herein, and nothing contained in this Prospectus, or incorporated by reference herein, is, or shall be relied upon as, a promise or representation by the Listing and Paying Agent or as to the past or future. The Listing and Paying Agent accepts no responsibility whatsoever for the accuracy, completeness or verification of the contents of this Prospectus or for any other statements made or purported to be made by either itself or on its behalf in connection with the Company, the Just Eat Takeaway.com Group or the Just Eat Takeaway.com Shares. Accordingly, the Listing and Paying Agent disclaims, to the fullest extent permitted by applicable law, all and any liability, whether arising in tort or contract, or that they might otherwise be found to have in respect of this Prospectus and/or any such statement.

The distribution of this Prospectus may, in certain jurisdictions, be restricted by law, and this Prospectus may not be used for the purpose of, or in connection with, any offer or solicitation by anyone in any jurisdiction. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. The Company does not accept any legal responsibility for any violation by any person, whether or not a prospective purchaser of Just Eat Takeaway.com Shares, of any such restrictions.

Additional Information and Where to Find It

In connection with the Transaction, Just Eat Takeaway.com has filed with the SEC the Registration Statement to register the shares to be issued in connection with the Transaction. The Registration Statement includes a preliminary proxy statement of Grubhub which also constitutes a prospectus of Just Eat Takeaway.com which, when finalized, will be sent to the stockholders of Grubhub seeking their approval of the merger-related proposals. This Prospectus is not a substitute for the Registration Statement, proxy statement/prospectus or other documents that the Company may file with the SEC in connection with the Transaction.

INVESTORS AND SECURITY HOLDERS OF GRUBHUB ARE URGED TO READ THE REGISTRATION STATEMENT AND THE RELATED PROXY STATEMENT/PROSPECTUS INCLUDED WITHIN THE REGISTRATION STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC, IN CONNECTION WITH THE TRANSACTION, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GRUBHUB, JUST EAT TAKEAWAY.COM AND THE TRANSACTION.

Investors and security holders may obtain copies of these documents (when they are available) and any other documents filed with or furnished to the SEC by Grubhub or Just Eat Takeaway.com free of charge through the website maintained by the SEC at www.sec.gov, from Grubhub at its website, investors.grubhub.com, or from Just Eat Takeaway.com at its website www.justeattakeaway.com. This Prospectus, as well as any supplement thereto, the auditors' reports and any other documents which are incorporated by reference into this Prospectus, and the Articles may be obtained free of charge from the website of Just Eat Takeaway.com, www.justeattakeaway.com, at least for the term of this Prospectus.

Participants in the Solicitation

This Prospectus is neither a solicitation of a proxy nor a substitute for any proxy statement or other filings that will be made with the SEC in connection with the Transaction. Grubhub, Just Eat Takeaway.com and their respective directors and certain of their respective executive officers and employees may be deemed to be participants in the solicitation of proxies in respect of the Transaction under the rules of the SEC. Information about Grubhub's directors and executive officers is available in Grubhub's proxy statement dated 9 April 2020 for its 2020 Annual Meeting of Stockholders. To the extent holdings of Grubhub securities by directors or executive officers of Grubhub have changed since the amounts contained in the definitive proxy statement for Grubhub's 2020 Annual Meeting of Stockholders, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information about Just Eat Takeaway.com's directors and executive officers and a description of their interests are set forth in Just Eat Takeaway.com's 2020 Annual Report, which may be obtained free of charge from Just Eat Takeaway.com's website, www.justeattakeaway.com. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Transaction when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Grubhub or Just Eat Takeaway.com using the sources indicated above.

No Offer or Solicitation

This Prospectus shall not constitute an offer to sell, or the solicitation of an offer to sell, or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and applicable United Kingdom, Dutch and other European regulations.

Responsibility Statements

For the purposes of the EU Prospectus Regulation, this Prospectus is made available by the Company and the Company accepts responsibility for the information contained in this Prospectus. The Company declares that the information contained in this Prospectus is, to the best of its knowledge, in accordance with the facts and contains no omission likely to affect its import.

For the purposes of the UK Prospectus Regulation, the Managing Directors, whose names appear on page  201 of this Prospectus, the Supervisory Directors, whose names appear on page 204 of this Prospectus, Matthew Maloney, Lloyd Frink, David Fisher and the Company accept responsibility for the information contained in this document. To the best of the knowledge of the Managing Directors, the Supervisory Directors, Matthew Maloney, Lloyd Frink, David Fisher and the Company, the information contained in this document is in accordance with the facts and this document makes no omission likely to affect its import.

Presentation of Financial and Other Information

IFRS historical and financial information of Just Eat Takeaway.com

This Prospectus contains consolidated financial information of Just Eat Takeaway.com as of and for the years ended 31 December 2020 ("2020 Just Eat Takeaway.com Consolidated Financial Statements"), 31 December 2019 ("2019 Just Eat Takeaway.com Consolidated Financial Statements") and 31 December 2018 ("2018 Just Eat Takeaway.com Consolidated Financial Statements"), which has been derived from the consolidated financial statements of the Just Eat Takeaway.com Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 (the "Just Eat Takeaway.com Consolidated Financial Statements"), which are incorporated by reference in this Prospectus (see "Information Incorporated by

Reference"). The Just Eat Takeaway.com Consolidated Financial Statements should be read in conjunction with the accompanying notes thereto and the auditor's report thereon. The Just Eat Takeaway.com Consolidated Financial Statements have been audited by Deloitte Accountants B.V. ("Deloitte"), independent auditors.

In connection with the Transaction, Just Eat Takeaway.com has filed a Registration Statement. The audited consolidated financial statements of the Just Eat Takeaway.com Group as of 31 December 2019 and 2018 issued on 30 October 2020, and as of 31 December 2020 issued on 26 April 2021, and included in the Registration Statement differ from the 2019 and 2018 Just Eat Takeaway.com Consolidated Financial Statements due to amendments made to correct certain items relating to the years ended 31 December 2019 and 31 December 2018 that have been recorded in the appropriate years and for other financial statement presentational matters. The amended items do not require retrospective adjustment to the 2019 and 2018 Just Eat Takeaway.com Consolidated Financial Statements which remain issued and approved. As of 31 December 2020, the unaudited condensed consolidated statements of financial positions have been aligned.

The Just Eat Takeaway.com Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards as adopted by the EU ("IFRS").

Just Eat Takeaway.com's consolidated financial statements for the years ended 31 December 2019 and 31 December 2018 relate to the Just Eat Takeaway.com Group prior to the Just Eat Acquisition.

IFRS historical and financial information of Just Eat

This Prospectus contains consolidated financial information of Just Eat for the years ended 31 December 2019 and 31 December 2018, which has been derived from the consolidated financial statements of Just Eat for the year ended 31 December 2019 (the "Just Eat Consolidated Financial Statements"), which are incorporated by reference in this Prospectus. The Just Eat Consolidated Financial Statements should be read in conjunction with the accompanying notes thereto and the independent auditor's report thereon. The Just Eat Consolidated Financial Statements have been audited by Deloitte LLP, independent auditor. Deloitte LLP is registered to carry out audit work in the UK and Ireland by the Institute of Chartered Accountants in England and Wales.

The Just Eat Consolidated Financial Statements have been prepared in accordance with IFRS as endorsed by the EU.

U.S. GAAP historical and financial information of Grubhub

This Prospectus contains consolidated financial information of the Grubhub Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, which has been derived from the consolidated financial statements of the Grubhub Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018 (the "Grubhub Consolidated Financial Statements"), which are incorporated by reference in this Prospectus. The Grubhub Consolidated Financial Statements should be read in conjunction with the accompanying notes thereto and the auditor's report thereon. The Grubhub Consolidated Financial Statements have been audited by Crowe LLP, independent registered public accounting firm ("Crowe"). Crowe is registered to carry out audit work by the Public Company Accounting Oversight Board and licensed to do business in the various states in the U.S., as required.

The Grubhub Consolidated Financial Statements have been prepared in accordance with U.S. Generally Accepted Accounting Principles ("U.S. GAAP").

Non-IFRS financial measures of the Just Eat Takeaway.com Group

Certain parts of this Prospectus contain non-IFRS financial measures and ratios. These are not recognized measures of financial performance or liquidity under IFRS. They are presented as the Just Eat Takeaway.com Group believes that they and similar measures are used in the industry in which the Just Eat Takeaway.com Group operates as a means of evaluating a company's operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this Prospectus and they should not be considered as a substitute for operating profit or loss, profit for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the Just Eat Takeaway.com Group's consolidated financial statements, these data have not been audited or reviewed by the Just Eat Takeaway.com Group's independent auditors.

Each of the non-IFRS financial measures is defined as follows:

1.
Adjusted EBITDA: Adjusted EBITDA, as used by the Just Eat Takeaway.com Group, is defined as profit or loss for the period before depreciation and amortization, finance income and expense, share-based payments, share of results of associates and joint ventures, acquisition and integration related expenses, income tax expense and other gains and losses, and, when presented at the segment level, which represents the Just Eat Takeaway.com Group's measure of segment performance under IFRS 8,

Operating Segments, also excludes Head Office costs, which are not allocated to the segments. The Just Eat Takeaway.com Group believes adjusted EBITDA is a useful measure for investors as it is the main measure used by its chief operating decision maker ("CODM") to assess the performance of the business and segments and to allocate resources. Adjusted EBITDA is used internally for forecasting and budgeting and measuring its operating performance because it excludes depreciation, amortization, finance income and expenses, share-based payments, share of results of associates and joint ventures, acquisition and integration related expenses, income tax expense and other gains or losses, which do not reflect the day-to-day commercial performance of the business and, as a result, enables assessment of the underlying operational performance per segment and effectiveness of the strategy applied. Therefore the Just Eat Takeaway.com Group believes it enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole. Adjusted EBITDA is derived from the Just Eat Takeaway.com Group's consolidated financial statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Accordingly, adjusted EBITDA should not be considered as an alternative to profit or loss for the period.

2.	Adjusted EBITDA Margin: Adjusted EBITDA as a percentage of revenue (as defined in the statement of profit or loss and other comprehensive income or loss) for the relevant period.

The tables below present the non-IFRS financial measures of the Just Eat Takeaway.com Group and a reconciliation of the non-IFRS measures to the most directly comparable measures.

	Year ended 31 December
	2020	2019	2018
	(€'000,000, except EBITDA Margin)
Adjusted EBITDA(1)	191	12	(11)
Adjusted EBITDA Margin	9%	3%	(5)%

(1)	The following table reconciles the loss before income tax to Adjusted EBITDA

	Year ended 31 December
	2020	2019	2018
	(€'000,000)
Loss before income tax	(147)	(88)	(35)
Share based payments	23	3	3
Finance income	(3)	0	-
Finance expenses	29	16	1
Share of results of associates and joint ventures	16	-	-
Other gains and losses	(2)	(6)	-
Share of loss joint ventures	-	-	0
Depreciation and amortization expenses	172	38	8
Non-recurring items(1)	102	49	12
Adjusted EBITDA	191	12	(11)

(1)
Non-recurring items mainly relate to acquisition-related costs and integration-related costs, which mainly relate to expenditures for external professionals on acquisitions (such as consultants, legal advisors, bankers etc.) and integration of the acquired business and employees.

Pro forma financial information

In this Prospectus, any reference to "pro forma" financial information is to information that has been extracted without material adjustment from the unaudited financial information contained in the section of this Prospectus entitled "Unaudited Pro Forma Consolidated Financial Information". The Unaudited Pro Forma Consolidated Financial Information (as defined in the "Unaudited Pro Forma Consolidated Financial Information" section of this Prospectus) is for illustrative purposes only. Because of its nature, the pro forma financial information addresses a hypothetical situation and, therefore, does not represent the actual financial position or results of the Just Eat Takeaway.com Group or of the Grubhub Group or what the actual financial position or results of the Enlarged Group would have been if the Transaction had been completed on the dates indicated.

Future results of operations may differ materially from those presented in the Unaudited Pro Forma Consolidated Financial Information due to various factors.

Rounding and negative amounts

The financial information set forth in this Prospectus has been rounded for ease of presentation. As a result, percentages in tables may not add up to 100% and the totals of other numerical figures, including certain financial data, shown as totals in some tables may not be an arithmetic aggregation of the figures that precede them. In particular, financial information for the years ended 31 December 2020, 2019 and 2018 has been rounded to the nearest million, unless otherwise stated.

In preparing the Just Eat Takeaway.com Consolidated Financial Statements, most numerical figures are presented in thousands of euro. In preparing the Just Eat Consolidated Financial Statements, most numerical figures are presented in pound sterling. In preparing the Grubhub Consolidated Financial Statements, most numerical figures are presented in U.S. dollars. For the convenience of the reader of this Prospectus, certain numerical figures in this Prospectus are rounded to the nearest one million. As a result of this rounding, certain numerical figures presented herein may vary slightly from the corresponding numerical figures presented in the Just Eat Takeaway.com Consolidated Financial Statements, the Just Eat Consolidated Financial Statements and the Grubhub Consolidated Financial Statements.

The percentages (as a percentage of revenues or costs and period-on-period percentage changes) presented in the textual financial disclosure in this Prospectus are derived directly from the financial information contained in the Just Eat Takeaway.com Consolidated Financial Statements, the Just Eat Consolidated Financial Statements and the Grubhub Consolidated Financial Statements. Such percentages may be computed using the numerical figures expressed in thousands of euro, pound sterling or U.S. dollars in the Just Eat Takeaway.com Consolidated Financial Statements, the Just Eat Consolidated Financial Statements and the Grubhub Consolidated Financial Statements, respectively. Therefore, such percentages are not calculated on the basis of the financial information in the textual disclosure that has been subjected to rounding adjustments in this Prospectus.

In tables, negative amounts are shown between brackets. Otherwise, negative amounts may also be shown by "-" or "negative" before the amount.

Currency

All references in this Prospectus to "euro", "EUR" or "€" are to the single currency introduced at the start of the third stage of the European Economic and Monetary Union pursuant to the Treaty on the Functioning of the European Community, as amended from time to time. All references to "U.S. dollars", "US$", "USD" or "$" are to the lawful currency of the US; all references to "British pound sterling", "pound sterling" or "£" are to the lawful currency of the United Kingdom; all references to "Cdn$" or "Canadian dollars" are to the lawful currency of Canada; all references to "Swiss franc" or "CHF" are to the lawful currency of Switzerland; all references to "Polish Zloty" or "PLN" are to the lawful currency of Poland; all references to "Israeli New Shekel" or "ILS"' are to the lawful currency of Israel; all references to "Bulgarian Lev" or "BGN" are to the lawful currency of Bulgaria; all references to "Romanian Leu" or "RON" are to the lawful currency of Romania; all references to references to "Australian dollar" are to the lawful currency of Australia; and all references to "Danish Krone" are to the lawful currency of Denmark.

Exchange rates

The Just Eat Takeaway.com Group publishes its historical consolidated financial statements in euro. The table below sets forth, for the periods and dates indicated, period average (the average of the exchange rates on the last business day of each month for annual averages and the average of the exchange rates on each business day during the relevant period for monthly averages), high, low and period end exchange rates between the euro and the U.S. dollar as published by Bloomberg. This exchange rate information is solely provided for convenience purposes. The exchange rate of the euro as at the Latest Practicable Date was USD 1.2162 = EUR 1.00.

Date	Euro	U.S. dollar (High)	U.S. dollar (Low)	U.S. dollar (Average)	U.S. dollar (Period end)
First quarter of 2021	1.00	1.2327	1.1717	1.2051	1.1730
2020	1.00	1.2298	1.0688	1.1472	1.2216
2019	1.00	1.1543	1.0899	1.1178	1.1213
2018	1.00	1.2510	1.1218	1.1782	1.1467

Market and Industry Information

All references to market share, market data, industry statistics and industry forecasts in this Prospectus consist of estimates compiled by industry professionals, competitors, organizations or analysts, of publicly available information or of the Company's own assessment of its sales and markets. Statements based on the Company's own proprietary information, insights, opinions or estimates contain words such as 'the Company believes', 'the

Company expects', 'the Company sees', and as such do not purport to cite, refer to or summarize any third-party or independent source and should not be so read.

Industry publications generally state that their information is obtained from sources believed to be reliable but that the accuracy and completeness of such information is not guaranteed and that the projections they contain are based on a number of significant assumptions. Where third-party information has been sourced in this Prospectus, the source of such information has been identified.

This Prospectus also includes certain management estimates which have been prepared based on the Company's analysis of multiple third-party sources together with its internal data.

References to market share are Just Eat Takeaway.com's estimates based on the latest available data from a number of internal and external sources. Sources used by Just Eat Takeaway.com include: data and web traffic monitoring (Google Trends from Google Inc.), app download and use data (App Annie), credit card use data and email receipt analysis (Fox Intelligence).

In this Prospectus, the Company makes certain statements regarding the characteristics of the food delivery market, as well as its competitive and market position. The Company believes these statements to be true, based on market data and industry statistics, but the Company has not independently verified the information. The Company cannot guarantee that a third party using different methods to assemble, analyze or compute market data or public disclosure from competitors would obtain or generate the same results. In addition, the Company's and the Enlarged Group's competitors may define their markets and their own relative positions in these markets differently than the Company's or the Enlarged Group's does and may also define various components of their business and operating results in a manner which makes such figures non-comparable with the Company's or the Enlarged Group's.

Third Party Information

The information in this Prospectus that has been sourced from third parties (including the independent auditor's reports incorporated by reference in this Prospectus) has been accurately reproduced with reference to these sources in the relevant paragraphs and, so far as the Company is aware and able to ascertain from information published by that third party, no facts have been omitted that would render the reproduced information inaccurate or misleading.

Supplements

If a significant new factor, material mistake or material inaccuracy relating to the information included in this Prospectus arises or is noted between the date of this Prospectus and (i) (in the case of the EU Prospectus Regulation) the NL Admission or (ii) (in the case of the UK Prospectus Regulation) the UK Admission, a supplement to this Prospectus is required. Such a supplement will be subject to approval by the AFM in accordance with article 23 of the EU Prospectus Regulation and/or the FCA in accordance with article 23 of the UK Prospectus Regulation (as applicable) and will be made public in accordance with the relevant provisions under the EU Prospectus Regulation and/or the UK Prospectus Regulation (as applicable). The summary shall also be supplemented, if necessary, to take into account the new information included in the supplement.

Statements contained in any such supplement (or contained in any document incorporated by reference therein) shall, to the extent applicable (whether expressly, by implication or otherwise), be deemed to modify or supersede statements contained in this Prospectus or in a document which is incorporated by reference in this Prospectus. Any supplement shall specify which statement is so modified or superseded and shall specify that such statement shall, except as so modified or superseded, no longer constitute a part of this Prospectus.

Enforcement of Civil Liabilities

The ability of Just Eat Takeaway.com Shareholders in certain countries other than the Netherlands, in particular in the U.S., to bring an action against the Company may be limited under law. The Company is incorporated under the laws of the Netherlands and has its statutory seat (statutaire zetel) in Amsterdam, the Netherlands.

At the date of this Prospectus, the majority of the members of the Management Board and the majority of the members of the Supervisory Board reside outside the United States. A substantial portion of the Just Eat Takeaway.com Group's assets and the assets of those non-resident persons are located outside the United States. As a result, it may not be possible for investors to effect service of process within the United States upon Just Eat Takeaway.com or those persons or to enforce against Just Eat Takeaway.com or them, either inside or outside the United States, judgments obtained in U.S. courts, or to enforce in U.S. courts, judgments obtained against them in courts in jurisdictions outside the United States, in any action predicated upon civil liability provisions of the federal securities laws of the United States.

In particular, there is no treaty between the Netherlands and the United States providing for reciprocal recognition and enforcement of judgments, other than arbitration awards, in civil and commercial matters. Accordingly, a final judgment rendered by a court in the United States will not be recognized and enforced by the Dutch courts.

However, if a person has obtained a final judgment without appeal in such a matter rendered by a court in the United States which is enforceable in the United States and files their claim with the competent Dutch court, the Dutch court will recognize and give effect to such foreign judgment insofar as it finds that (i) the jurisdiction of the U.S. court has been based on grounds which are internationally acceptable, (ii) the principles of proper legal procedures (behoorlijke rechtspleging) have been observed, (iii) the judgment does not contravene Dutch public policy, and (iv) the judgment is not irreconcilable with a judgment of a Dutch court given between the same parties or an earlier judgment of a foreign court given between the same parties in a dispute concerning the same subject matter and based on the same cause of action, provided that such judgment is capable of being recognized in the Netherlands.

In addition, a Dutch court might not accept jurisdiction and impose civil liability in an action commenced in the Netherlands and predicated solely upon United States Federal Securities Laws. Furthermore, awards of punitive damages in actions brought in the United States or elsewhere may be unenforceable in jurisdictions outside the United States.

Forward-Looking Statements

This Prospectus contains or incorporates by reference forward-looking statements (as the term is defined in the U.S. Private Securities Litigation Reform Act of 1995) that reflect the Company's intentions, beliefs or current expectations and projections about the Company's, Grubhub's or the Enlarged Group's future results of operations, financial condition, liquidity, performance, prospects, anticipated growth, strategies and opportunities and the markets in which the Company, Grubhub and the Enlarged Group operate. Forward-looking statements involve all matters that are not historical facts. All such forward-looking statements are often, but not always, made through the use of words or phrases such as: as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "outlook", "plan", "positioned", "possible", "potential", "predict", "project", "provide", "should", "strategy", "will", "would" and similar expressions or negatives thereof or other variations thereof or comparable terminology, or by discussions of strategy that involve risks and uncertainties. Forward-looking statements may be found principally in sections in this Prospectus entitled "Risk Factors", "Operating and Financial Review of the Just Eat Takeaway.com Group", "Operating and Financial Review of the Grubhub Group", "Information about Just Eat Takeaway.com", "Information about Grubhub" and also elsewhere.

The forward-looking statements are based on the Company's, Grubhub's and the Enlarged Group's beliefs, assumptions and expectations regarding future events and trends that affect the Company's, Grubhub's and the Enlarged Group's future performance, taking into account all information currently available to the Company and the Enlarged Group, and are not guarantees of future performance. These beliefs, assumptions and expectations can change as a result of possible events or factors, not all of which are known to the Company, Grubhub or the Enlarged Group or are within the Company's, Grubhub's or the Enlarged Group's control. If a change occurs, the Company's, Grubhub's and the Enlarged Group's business, financial condition, liquidity, results of operations, anticipated growth, strategies or opportunities may vary materially from those expressed in, or suggested by, these forward-looking statements. In addition, the forward-looking estimates and forecasts reproduced in this Prospectus from third-party reports could prove to be inaccurate. A number of important factors could cause actual results or outcomes to differ materially from those expressed in any forward-looking statement as a result of risks and uncertainties facing the Just Eat Takeaway.com Group, the Grubhub Group and the Enlarged Group. Such risks, uncertainties and other important factors include, but are not limited to those listed in the section entitled "Risk Factors". Other factors could also adversely affect the results of the Just Eat Takeaway.com Group or accuracy of forward-looking statements in this Prospectus, and you should not consider the factors discussed under "Risk Factors" to be a complete set of all potential risks and uncertainties.

Investors or potential investors should not place undue reliance on the forward-looking statements in this Prospectus. The Company and Grubhub urge investors to read the sections of this Prospectus entitled "Risk Factors", "Operating and Financial Review of the Just Eat Takeaway.com Group", "Operating and Financial Review of the Grubhub Group", "Information about Just Eat Takeaway.com" and "Information about Grubhub" for a more complete discussion of the factors that could affect the Company's, Grubhub's and the Enlarged Group's future performance and the markets in which the Company, Grubhub and the Enlarged Group operate. In light of the possible changes to the Company's, Grubhub's and the Enlarged Group's beliefs, assumptions and expectations, the forward-looking events described in this Prospectus may not occur. Additional risks currently not known to the Company, to Grubhub or to the Enlarged Group or that the Company, Grubhub or the Enlarged Group has not considered material as of the date of this Prospectus could also cause the forward-looking events discussed in this Prospectus not to occur. Forward-looking statements involve inherent risks and uncertainties and speak only as of the date they are made. Each forward-looking statement speaks only as of the date of the particular statement. The Company, Grubhub and the Enlarged Group undertake no duty to and will not necessarily update any of the forward-looking statements in light of new information or future events, except to the extent required by applicable law (including as may be required by the prospectus regulation rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook), as amended (the "Prospectus Regulation Rules"), the Listing Rules and the disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook), as amended (the "Disclosure Guidance and Transparency Rules" or "DTRs")).

Definitions

This Prospectus is published in English only. Definitions used in this Prospectus are defined in "Definitions".

Validity

For the purposes of the EU Prospectus Regulation, the validity of this Prospectus will expire at the NL Admission or 12 months from the date of this Prospectus, whichever is earlier. For the purposes of the UK Prospectus Regulation, the validity of this Prospectus will expire 12 months from the date of this Prospectus. The obligation to supplement a prospectus in the event of significant new factors, material mistakes or material inaccuracies does not apply when this Prospectus is no longer valid. See also "—Supplements" above.

This Prospectus has been approved by the AFM, as competent authority under the EU Prospectus Regulation, and, separately, by the FCA, as competent authority under the UK Prospectus Regulation. The AFM only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the EU Prospectus Regulation and the FCA only approves this Prospectus as meeting the standards of completeness, comprehensibility and consistency imposed by the UK Prospectus Regulation. Such approvals should not be considered as an endorsement of the quality of the securities and of the Company that are the subject of this Prospectus. Investors should make their own assessment as to the suitability of investing in the securities.

COMPARATIVE PER SHARE MARKET PRICE

Market Prices

Just Eat Takeaway.com Shares are listed on Euronext Amsterdam under the trading symbol "TKWY" and admitted to trading on the London Stock Exchange's main market for listed securities under the trading symbol "JET". Grubhub Shares are currently listed on the NYSE under the trading symbol "GRUB".

The following table sets forth the closing price per share of a Just Eat Takeaway.com Share and a Grubhub Share on Euronext Amsterdam and the NYSE, respectively, as of 9 June 2020, the last trading day of Just Eat Takeaway.com Shares before the public announcement of the Merger Agreement. The table also shows the implied value of the merger consideration proposed for each Grubhub Share as of the same date. This implied value was calculated by multiplying the closing price of a Just Eat Takeaway.com Share on Euronext Amsterdam on the relevant date and the Euro-U.S. Dollar exchange rate on such date by the exchange ratio of 0.6710.

	Just Eat Takeaway.com Shares	Grubhub Shares	Implied Per Share Value of Merger Consideration
9 June 2020	€98.60	$57.92	$75.15

The market prices of Just Eat Takeaway.com Shares and Grubhub Shares and the Euro-U.S. Dollar exchange rate have fluctuated since the date of the announcement of the Merger Agreement and will continue to fluctuate from the date of this Prospectus to the date of the meeting of Grubhub Stockholders to consider and vote upon the adoption of the Merger Agreement and such other matters as may be legally required, expected to be held on or around 10 June 2021 (the "Grubhub Stockholder Meeting") and Completion, and the market price of Just Eat Takeaway.com Shares and the Euro-Dollar exchange rate will continue to fluctuate after Completion. No assurance can be given concerning the market prices of Just Eat Takeaway.com Shares and Grubhub Shares and the Euro-U.S. Dollar exchange rate before Completion or Just Eat Takeaway.com Shares and the Euro-U.S. Dollar exchange rate after Completion. The exchange ratio is fixed in the Merger Agreement, but the market price of the New Just Eat Takeaway.com ADSs (and therefore the value of the merger consideration) when received by Grubhub Stockholders upon Completion could be greater than, less than or the same as shown in the table above.

THE MERGER AGREEMENT

The following summarizes the material provisions of the Merger Agreement. This summary does not purport to be complete and may not contain all of the information about the Merger Agreement that is important to you. The rights and obligations of Just Eat Takeaway.com and Grubhub are governed by the express terms and conditions of the Merger Agreement and not by this summary or any other information contained in this Prospectus. You are urged to read this Prospectus before making any decisions regarding the Transaction.

In reviewing this summary, please remember that it has been included to provide you with information regarding the terms of the Merger Agreement and are not intended to provide any other factual information about Just Eat Takeaway.com, Grubhub or any of their respective subsidiaries or affiliates. The Merger Agreement contains representations and warranties and covenants by each of Just Eat Takeaway.com, Merger Sub I, Merger Sub II and Grubhub, which are summarized below. These representations and warranties have been made as of certain dates for the purposes of the contract between the parties and are solely for the benefit of the other parties to the Merger Agreement and:

•	were not intended as statements of fact, but rather as a way of allocating the risk between the parties to the Merger Agreement if those statements prove to be inaccurate;

•
have been qualified in some cases by certain confidential disclosures that were made by each party in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement; and

•	may apply standards of materiality in a way that is different from what may be viewed as material by Just Eat Takeaway.com Shareholders or Grubhub Stockholders.

Terms of the Transaction

The Initial Merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the General Corporation Law of the State of Delaware ("DGCL"), (i) Merger Sub I will merge with and into Grubhub and the separate corporate existence of Merger Sub I will thereupon cease (the "initial merger"), (ii) Grubhub will continue as the surviving company in the initial merger (the "initial surviving company") and (iii) the initial merger will have the effects set forth in the Merger Agreement, the certificate of merger of the initial merger and the DGCL. As a result of the initial merger, the initial surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.

The Subsequent Merger

The Merger Agreement provides that, on the terms and subject to the conditions in the Merger Agreement, and in accordance with the DGCL, immediately following the initial merger, (i) the initial surviving company will merge with and into Merger Sub II and the separate corporate existence of the initial surviving company will thereupon cease (the "subsequent merger" and, together with the initial merger, the "mergers"), (ii) Merger Sub II will continue as the surviving company in the subsequent merger (the "final surviving company") and (iii) the subsequent merger will have the effects set forth in the Merger Agreement, the certificate of merger of the subsequent merger and the DGCL. As a result of the subsequent merger, the final surviving company will become a wholly owned subsidiary of Just Eat Takeaway.com.

Completion of the Mergers

Unless Just Eat Takeaway.com and Grubhub agree otherwise in writing, Completion will take place on the third day except a Saturday, a Sunday or other day on which the SEC or banks in any of the City of New York, United States, London, United Kingdom or the Netherlands are authorized or required by law to be closed ("Business Day") following the satisfaction or waiver (to the extent permitted by applicable law) of all Conditions set forth in the Merger Agreement (other than those Conditions that by their nature are to be satisfied at Completion, but subject to the satisfaction or waiver of those Conditions at such time).

The Mergers

The Initial Merger

The initial merger will be effective upon the filing of the certificate of merger for the initial merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger. Upon the effective time of the initial merger ("First Effective Time"), in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchises of Grubhub and Merger Sub I shall vest in the initial surviving company, and all debts, liabilities and duties of Grubhub and Merger Sub I shall become the debts, liabilities and duties of the initial surviving company.

The Subsequent Merger

The subsequent merger will be effective upon the filing of the certificate of merger for the subsequent merger with the Secretary of State of the State of Delaware, or at such other time as Just Eat Takeaway.com and Grubhub may agree and specify in such certificate of merger. Upon the effective time of the subsequent merger (the "Second Effective Time"), in addition to the other effects specified in the DGCL, including, without limiting the generality of the foregoing, all the properties, rights, privileges, powers and franchise of the initial surviving company and Merger Sub II shall vest in the final surviving company, and all debts, liabilities and duties of initial surviving company and Merger Sub II shall become the debts, liabilities and duties of the final surviving company.

Effect of the Mergers and Merger Consideration

At the First Effective Time:

•	Each issued and outstanding share of capital stock of Merger Sub I will be converted into and become one validly issued, fully paid and non-assessable share of Grubhub;

•
Each Grubhub Share held in treasury or owned by Just Eat Takeaway.com or any of its subsidiaries (including Merger Sub I and Merger Sub II) will be cancelled, retired and cease to exist, and no merger consideration will be delivered in exchange therefor; and

•
Each issued and outstanding Grubhub Share will cease to be outstanding, be cancelled and cease to exist and will automatically be converted into one share of common stock, par value $0.0001 per share, of the initial surviving company (the "initial surviving company stock"), and each such share of initial surviving company stock will immediately thereafter be automatically exchanged for the right to receive (1) New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares, plus (2) cash in lieu of fractional New Just Eat Takeaway.com ADSs, plus (3) any dividends or other distributions to which such holder is entitled pursuant to the Merger Agreement, and otherwise subject to adjustments to prevent dilution in accordance with the Merger Agreement.

At the Second Effective Time, each share of initial surviving company stock issued and outstanding immediately prior to the Second Effective Time will be cancelled and shall cease to exist and no consideration will be paid or payable in respect thereof.

Fractional ADSs

Grubhub Stockholders will not receive any fractional New Just Eat Takeaway.com ADSs in the mergers. Instead of fractional New Just Eat Takeaway.com ADSs, each Grubhub Stockholder who would otherwise be entitled to receive a fractional New Just Eat Takeaway.com ADS will be entitled, under the terms of the Merger Agreement, to receive a cash payment (rounded to the nearest cent, without interest and subject to any withholding tax) equal to the product obtained by multiplying (1) the fractional New Just Eat Takeaway.com ADS interest to which such Grubhub Stockholder would otherwise be entitled (rounded to three decimal places after converting each Grubhub Share to New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares and after aggregating all fractional New Just Eat Takeaway.com ADS interests that would otherwise be received by such Grubhub Stockholder) by (2) an amount equal to the volume-weighted average price of Just Eat Takeaway.com Shares (as reported by Bloomberg) on the London Stock Exchange for the five trading days immediately prior to Completion.

Dividends or Other Distributions

Grubhub Stockholders will be entitled to receive all dividends or other distributions declared or made by Just Eat Takeaway.com after the effective time of the initial merger, with a record date after the effective time of the initial merger. However, no dividends or other distributions will be paid to the holder of any un-surrendered Grubhub Share until the holder of such share surrenders such share. Following the surrender of such share, the holder of whole New Just Eat Takeaway.com ADSs issued in exchange will be paid without interest (subject to any applicable law or withholding tax), (1) promptly, the amount of any dividends or other distributions with a record date after the effective time of the initial merger and paid with respect to such whole New Just Eat Takeaway.com ADS and (2) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the effective time of the initial merger but prior to surrender and a payment date occurring after surrender, payable with respect to such whole New Just Eat Takeaway.com ADS.

Representations and Warranties

In the Merger Agreement, Grubhub has made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

•	capital structure, including the number of shares of capital stock of Grubhub and equity-based awards outstanding;

•
Grubhub's authority to execute and deliver and, subject to the Grubhub Stockholder Approval, perform its obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Grubhub;

•
absence of conflicts with, or violations of, organizational documents (subject to the Grubhub Stockholder Approval), applicable law and certain contracts as a result of Grubhub entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

•
the determination by the Grubhub Board that: (i) the Merger Agreement and transactions contemplated therein are fair and in the best interest of Grubhub and Grubhub Stockholders, (ii) it was advisable for Grubhub to enter into the Merger Agreement and consummate the transactions contemplated thereby, (iii) the Merger Agreement is adopted and the execution, delivery and performance of the Merger Agreement approved, (iv) the Grubhub Board recommends that the Grubhub Stockholders adopt the Merger Agreement and (v) the Merger Agreement be submitted to Grubhub Stockholders for adoption;

•	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•	SEC documents, financial statements, accounting practices, internal controls, disclosure controls, compliance with NYSE listing requirements and absence of undisclosed liabilities;

•
other than in connection with the transactions contemplated by the Merger Agreement and related matters, the conduct of Grubhub and its subsidiaries' business in the ordinary course in all material respects since 31 December 2019 through the date of the Merger Agreement and, since 31 December 2019, Grubhub has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Just Eat Takeaway.com's approval under the Merger Agreement;

•	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;

•	absence of certain litigation or other actions pending or, to the knowledge of Grubhub, threatened against Grubhub or any of its subsidiaries;

•	compliance with applicable laws and permits, including sanctions and export control laws;

•	tax matters;

•	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	environmental matters;

•	intellectual property matters;

•
inapplicability of "moratorium," "control share acquisition," "fair price," "interested shareholder," "affiliate transaction," "business combination" or other similar antitakeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

•	owned and leased real property;

•	material contracts;

•	insurance matters;

•	receipt of an opinion from Evercore Group L.L.C., a financial advisor;

•	broker's fees and expenses payable in connection with the mergers;

•	the required vote of the Grubhub Stockholders in favor of the adoption of the Merger Agreement (the "Grubhub Stockholder Approval");

•	accuracy of information supplied or to be supplied in this Prospectus, the Circular and the Registration Statement;

•	compliance with anti-corruption laws; and

•	absence of related party transactions, other than employment-related contracts.

In the Merger Agreement, Just Eat Takeaway.com, Merger Sub I and Merger Sub II have made representations and warranties regarding, among other topics:

•	organization, standing, corporate power, ownership of subsidiaries and organizational documents;

•	capital structure, including the number of shares of capital stock of Just Eat Takeaway.com and equity-based awards outstanding;

•
authority to execute and deliver and perform their respective obligations under, and to complete the transactions contemplated by, the Merger Agreement, and the enforceability of the Merger Agreement against Just Eat Takeaway.com, Merger Sub I and Merger Sub II;

•
absence of conflicts with, or violations of, organizational documents, applicable law and certain contracts as a result of Just Eat Takeaway.com entering into the Merger Agreement, performing its obligations thereunder, completing the mergers and the other transactions contemplated thereby and compliance with the terms of the Merger Agreement;

•
determination by the Management Board and Supervisory Board that the Merger Agreement and transactions contemplated therein, including the issuance of New Just Eat Takeaway.com ADSs and the New Just Eat Takeaway.com Shares, are fair to and in the best interests of Just Eat Takeaway.com and its business enterprise and that it is advisable for Just Eat Takeaway.com to enter into the Merger Agreement, to adopt the Merger Agreement and approve the execution, delivery and performance by Just Eat Takeaway.com of the Merger Agreement and the transactions contemplated thereby and the recommendation that the Just Eat Takeaway.com Shareholders vote in favor of (1) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a BW, (2) the resolution to delegate authority to the Management Board to issue the New Just Eat Takeaway.com Shares, (3) the terms of the Merger Agreement (the matters in (1)-(3), the "transaction proposals"), (4) the appointment of the Grubhub Management Board nominee to the Management Board and the Grubhub Supervisory Board nominees to the Supervisory Board (the "Grubhub Management Board nominee" and the "Grubhub Supervisory Board nominees" being defined in the section entitled "—The Supervisory Board and Management Board Following the Transaction" and such nominations, collectively, the "board nominations") and (5) the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares (the matter in (5), the "pre-emptive rights authorization");

•	government consents and approvals required in connection with the transactions contemplated by the Merger Agreement;

•
public reports and other documents in compliance with the Listing Rules, FCA rules and regulations, regulations, orders and decrees promulgated under Book 2 BW and the Commercial Registers Act 2007, regulations, orders and decrees promulgated under the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht) (the "FMSA"), regulations promulgated by the AFM and absence of undisclosed liabilities;

•
other than in connection with the transactions contemplated by the Merger Agreement, the conduct of Just Eat Takeaway.com and its subsidiaries' business in the ordinary course in all material respects, since 31 December 2019 through the date of the Merger Agreement, and, since 31 December 2019, Just Eat Takeaway.com has not taken certain actions that during the period from the signing of the Merger Agreement until Completion would require Grubhub's approval under the Merger Agreement;

•	absence of a material adverse effect since 31 December 2019 through the date of the Merger Agreement;

•	absence of certain litigation or other actions pending or, to the knowledge of Just Eat Takeaway.com, threatened against Just Eat Takeaway.com or any of its subsidiaries;

•	compliance with applicable laws and permits, including sanctions and export control laws;

•	tax matters;

•	employee benefits and labor matters, including matters related to employee benefit plans, and compliance with the Employee Retirement Income Security Act of 1974, as amended;

•	environmental matters;

•	intellectual property matters;

•
inapplicability of "moratorium," "control share acquisition," "fair price," "interested shareholder," "affiliate transaction," "business combination" or other similar antitakeover statutes to the Merger Agreement, the mergers or the other transactions contemplated thereby;

•	material contracts;

•	broker's fees and expenses payable in connection with the mergers;

•	ownership and operations of Merger Sub I and Merger Sub II;

•	absence of share ownership in Grubhub;

•	the required votes of the Just Eat Takeaway.com Shareholders in favor of the transaction proposals and the board nominations (the "Just Eat Takeaway.com Shareholder Approval");

•	accuracy of information supplied or to be supplied in the Registration Statement, the Circular, and this Prospectus;

•	compliance with anti-corruption laws; and

•	absence of related party contracts and transactions, other than employment-related contracts.

Certain of the representations and warranties in the Merger Agreement are subject to exceptions or qualifications, including, in certain cases, knowledge qualifications, which means that those representations and warranties would not be deemed untrue or incorrect as a result of matters of which certain officers or executives of the party making the representation did not have actual knowledge (after reasonable inquiry).

Material Adverse Effect

Certain of the representations and warranties in the Merger Agreement are also subject to materiality or material adverse effect qualifications (that is, they will not be deemed to be untrue or incorrect unless their failure to be true or correct is material or has had or would reasonably be expected to have a material adverse effect).

The Merger Agreement provides that a "material adverse effect" means, with respect to Just Eat Takeaway.com or Grubhub, as applicable, any change, event, circumstance, occurrence, effect, development or state of facts that, individually or in the aggregate with all other changes, events, circumstances, occurrences, effects, developments or states of fact, has had or would reasonably be expected to have a material adverse effect on the business, results of operations or financial condition of such person and its subsidiaries, taken as a whole. However, no effect resulting from or arising out of or relating to any of the following matters will deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a material adverse effect:

•	any effect generally affecting any of the industries or markets in which such party operates;

•	changes in laws or changes in accounting requirements or principles (or changes in interpretation, implementation or enforcement thereof);

•
general economic regulatory or political conditions (or changes therein), including any government shutdown or slowdown, or conditions (or changes therein) in the financial, credit or securities markets (including changes in interest rates, currency exchange rates, monetary policy or fiscal policy), in any country or region in which such party or its subsidiaries conduct business;

•
any acts of God, natural disasters, terrorism, armed hostilities, sabotage, war, curfews, riots, demonstrations or public disorders or any escalation or worsening of acts of terrorism, armed hostilities, war, riots, demonstrations or public disorders;

•
any epidemic, pandemic or disease outbreak (including COVID-19), or any COVID-19 measures or any change in such COVID-19 measures or interpretations thereof. "COVID-19 measures" means any quarantine, "shelter in place," "stay at home," workforce reduction, social distancing, shut down, closure, sequester, safety or similar law, directive, guidelines or recommendations promulgated by any industry group or any governmental authority, including the Centers for Disease Control and Prevention and the World Health Organization, in each case, in connection with or in response to COVID-19, including the Coronavirus Aid, Relief and Economic Security Act, as signed into law by the President of the United States on 27 March 2020 and the Families First Coronavirus Response Act, as signed into law by the President of the United States on 18 March 2020;

•
the announcement, pendency or performance of the Merger Agreement and transactions contemplated thereby, including the impact on any relationships with consumers, suppliers, distributors, collaboration partners, employees or regulators;

•	the taking of any action expressly required by the Merger Agreement or taken at the written request of, or with the prior consent of, the other party;

•
changes in the market price or trading volume of such person's securities, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such change to market prices or trading volumes has resulted in or contributed to a material adverse effect;

•
the failure of such person to meet any internal, analysts' or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts recommendations or ratings, except that this clause in the Merger Agreement will not prevent or otherwise affect a determination that any change, event, circumstance, occurrence, effect, development or state of facts underlying such failure has resulted in or contributed to a material adverse effect; and

•
with respect to Grubhub only, any litigation or claim brought or threatened against any party or its directors, officers or employees relating to the transactions contemplated by the Merger Agreement and the Voting and Support Agreement.

The exceptions described in the first through fifth bullets (inclusive) above will be taken into account in such a way that, in determining whether there has been, or would reasonably be expected to be, a material adverse effect, such effects will be considered to the extent (and solely to the extent) that such effects materially and disproportionately affected the party and its subsidiaries, taken as a whole, relative to other participants in the industries in the same geographies in which such party and its subsidiaries operate.

Conduct of Business

Each of Just Eat Takeaway.com and Grubhub has undertaken certain covenants in the Merger Agreement restricting the conduct of their respective businesses between the date of the Merger Agreement and Completion. In general, but subject to the exceptions described in the Merger Agreement, each of Just Eat Takeaway.com and Grubhub has agreed to use reasonable best efforts to (1) conduct its business in all material respects in the ordinary course of business and (2) preserve substantially intact its present lines of business and preserve existing relationships with key consumers, key suppliers, key employees and other persons with whom such party or their respective subsidiaries have significant business relationships.

Grubhub has also agreed that, except as previously agreed with Just Eat Takeaway.com or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Just Eat Takeaway.com (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:

•
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of shares of common stock required to be issued pursuant to the exercise of options or the vesting and settlement of restricted stock units ("RSUs") and (2) transactions among Grubhub and its wholly owned subsidiaries not involving any Grubhub securities;

•
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Grubhub of Grubhub Shares in connection with withholding to satisfy tax obligations with respect to options or RSUs, (2) acquisitions by Grubhub of options or RSUs in connection with the forfeiture of such equity awards or (3) acquisitions by Grubhub of Grubhub Shares in connection with the net exercise of options;

•
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Grubhub to Grubhub or any wholly owned subsidiary of Grubhub that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

•
incur any indebtedness except for (1) indebtedness not to exceed $10 million in the aggregate outstanding at any time, (2) indebtedness other than for borrowed money incurred in the ordinary course of business, (3) indebtedness under Grubhub's revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement, (4) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Grubhub and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness) or (5) indebtedness among Grubhub and any of its wholly owned subsidiaries or among any of such subsidiaries;

•
enter into or make any loans, capital contributions or advances to or investments in any person (other than Grubhub or any wholly owned subsidiary of Grubhub) except in the ordinary course of business;

•
sell, assign, pledge, lease (as lessor), license, mortgage, or otherwise subject to any lien (other than certain permitted liens) or otherwise dispose of any of its properties or assets (including intellectual property) that are material to Grubhub and its subsidiaries taken as a whole, except (1) sales of products or services and licenses of intellectual property in the ordinary course of business, (2) dispositions of inventory, equipment or other assets that are not material to the business of Grubhub or any of its subsidiaries or are no longer used or useful in the conduct of the business of Grubhub or any of its subsidiaries or (3) transfers, sales, licenses or other transactions among Grubhub and its wholly owned subsidiaries that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset);

•	make or authorize capital expenditures except in the ordinary course of business;

•
make any acquisition of the capital stock or assets or division of any other person for consideration in excess of $10 million in any transaction or $30 million in all such acquisitions or enter into or acquire any interest in any joint venture or similar agreement;

•
except as required to comply with any contract or benefit plan of Grubhub or its subsidiaries in effect on the date of the Merger Agreement or to be implemented in accordance with provisions of the Merger Agreement, as contemplated by the terms of the Merger Agreement or, solely in respect of clauses (1) and (2) hereinafter, in the ordinary course of business with respect to individuals whose annualized base compensation is less than $150,000, (1) increase the compensation or benefits of, or grant any awards under any bonus incentive, performance or other compensation arrangements to, any current or former director, officer, employee or other individual service provider of Grubhub or its subsidiaries, (2) terminate or hire any director, officer, employee or other individual service provider of Grubhub or its subsidiaries, other than terminations for "cause" (as reasonably determined by Grubhub in accordance with past practices), (3) establish, adopt, terminate or amend any material benefit plan of Grubhub or its subsidiaries or any collective bargaining agreement or other labor contract of Grubhub or its subsidiaries, (4) take any action to accelerate the vesting or payment of compensation or benefits under any Grubhub benefit plan or (5) grant any severance, retention, change in control or termination compensation or benefits or increase such compensation or benefits;

•
make or change any material tax election, file any material amended tax return, settle or compromise any audit or proceeding relating to taxes that involves a material amount of taxes, or enter into any "closing agreement" within the meaning of Section 7121 of the Code (or any similar provision of state, local, or non-U.S. law) with respect to any material tax;

•
make any material change to its accounting methods, principles or practices, except as required by changes in U.S. GAAP or applicable laws and regulations or applicable authorities or in connection with the preparation of the Circular or this Prospectus or any amendments or supplements thereto;

•	amend the Grubhub organizational documents or organizational documents of any Grubhub subsidiary;

•	adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction;

•	except for actions taken in the ordinary course of business, enter into, modify, amend, waive, fail to enforce (in each case in any material respect), assign or terminate any material contract;

•	enter into, modify or amend any related party transaction that would be required to be disclosed in Grubhub's Form 10-K or in a Grubhub proxy statement pertaining to an annual meeting of shareholders;

•
except as permitted by the Merger Agreement with respect to litigation related to the mergers, waive, release, assign, settle or compromise any claim or action, other than waivers, releases, assignments, settlements or compromises that do not create obligations of Grubhub or any of its subsidiaries other than the payment of monetary damages (1) equal to or lesser than the amounts reserved with respect thereto on Grubhub's consolidated balance sheet as of 31 March 2020 or (2) not in excess of $25 million in the aggregate; or

•	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

Just Eat Takeaway.com has also agreed that, except as previously agreed with Grubhub or otherwise expressly permitted or expressly contemplated by the Merger Agreement or required by applicable law or with the prior written consent of Grubhub (such consent not to be unreasonably withheld, delayed or conditioned), from the date of the Merger Agreement to Completion, it will not, and it will not permit any of its subsidiaries to, do any of the following, subject to certain exceptions:

•
issue, deliver, sell, grant, pledge, dispose of or encumber any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, or evidencing the right to acquire or subscribe for any shares of its capital stock, or any rights, warrants or options to purchase any shares of its capital stock, or any securities or rights convertible into, exchangeable or exercisable for, evidencing the right to acquire or subscribe for or having a value determined by reference to, any shares of its capital stock, except for (1) the issuance of Just Eat Takeaway.com Shares required to be issued pursuant to the exercise of Just Eat Takeaway.com options or the vesting and settlement of other equity-based awards of Just Eat Takeaway.com, in each case outstanding on the date hereof or granted after the date hereof not in violation of the Merger Agreement, (2) the issuance of Just Eat Takeaway.com options and other equity-based awards of Just Eat Takeaway.com in the ordinary course of business, (3) transactions among Just Eat Takeaway.com and its wholly owned subsidiaries not involving any Just Eat Takeaway.com securities and (4) the issuance of Just Eat Takeaway.com Shares upon conversion of any of the Convertible Bonds in accordance with the terms thereof as in effect as of the date of the Merger Agreement;

•
redeem, purchase or otherwise acquire any shares of its capital stock or other equity or voting interests, or any rights, warrants or options to acquire any shares of its capital stock or other equity or voting interests, except for (1) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with withholding to satisfy tax obligations with respect to options, (2) acquisitions by Just Eat Takeaway.com of equity awards (including options) in connection with the forfeiture of such equity awards or (3) acquisitions by Just Eat Takeaway.com of Just Eat Takeaway.com Shares in connection with the net exercise of options;

•
(1) establish a record date for, declare, authorize, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock or other equity or voting interests, other than dividends paid by any subsidiary of Just Eat Takeaway.com to Just Eat Takeaway.com or any wholly owned subsidiary of Just Eat Takeaway.com that do not result in the payment of a material amount of tax or directly result in the loss of a material tax asset (excluding an adjustment to the tax basis in the equity of such subsidiary or similar tax asset), (2) adjust, split, combine, subdivide or reclassify any shares of its capital stock or other equity or voting interests or (3) enter into any agreement with respect to the voting of its equity interests;

•
incur any indebtedness except for (1) indebtedness other than for borrowed money incurred in the ordinary course of business, (2) indebtedness under Just Eat Takeaway.com's revolving credit facility not to exceed the maximum amount of the commitments available thereunder as of the date of the Merger Agreement (including the amount of the uncommitted "accordion feature") (3) indebtedness incurred to replace, renew, extend, refinance or refund any existing indebtedness of Just Eat Takeaway.com or any of its subsidiaries or of Grubhub or any of its subsidiaries; provided that (a) the aggregate principal amount of such indebtedness does not exceed the aggregate principal amount of such existing indebtedness (plus the amount of any accrued or unpaid interest or fees related thereto), (b) such indebtedness is on prevailing market terms or terms substantially consistent with, or more beneficial to Just Eat Takeaway.com and its subsidiaries than, such existing indebtedness and (c) the execution, delivery and performance of the Merger Agreement and the transactions contemplated thereby would not conflict with, or result in any violation of or default under, or give rise to a right of termination, cancellation or acceleration of such indebtedness (except to the extent provided in such existing indebtedness), (4) indebtedness incurred to fund any amounts payable in connection with, or as a result of, the transactions contemplated by the Merger Agreement, (5) indebtedness among Just Eat Takeaway.com and any of its wholly owned subsidiaries or among any of such subsidiaries or (6) other indebtedness not to exceed $300 million in the aggregate outstanding at any time;

•	make any acquisition of the capital stock or assets or division of any other person;

•
make any material change to its accounting methods, principles or practices, except as required by changes in IFRS or applicable laws and regulations or applicable authorities or in connection with the registration of Just Eat Takeaway.com Shares to be issued pursuant to the Merger Agreement;

•
amend the Just Eat Takeaway.com organizational documents or, except as would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers, organizational documents of any Just Eat Takeaway.com subsidiary;

•
adopt a plan or agreement of complete or partial liquidation, dissolution, reorganization or reincorporation in another jurisdiction, other than transactions involving Just Eat Takeaway.com's subsidiaries other than Merger Sub I or Merger Sub II if such transactions would not reasonably be expected to have a material adverse effect on Just Eat Takeaway.com or prevent or materially delay or impair the ability of Just Eat Takeaway.com, Merger Sub I or Merger Sub II to complete the mergers; or

•	agree in writing to take any of the foregoing actions or fail to take any action that would result in the foregoing.

In addition, each of Just Eat Takeaway.com and Grubhub has agreed to promptly advise the other of (1) the occurrence or non-occurrence of any event that would reasonably be expected to cause any condition to the obligations of any party to effect the mergers not to be satisfied or (2) the failure of any party to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to the Merger Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the mergers not to be satisfied.

No Solicitation of Takeover or Alternative Proposals

Each of Grubhub and Just Eat Takeaway.com agreed to cease and to cause their respective subsidiaries and their respective officers, directors and employees and to use reasonable best efforts to cause their respective other representatives, including outside advisors, to cease all existing discussions, negotiations and communications with any person with respect to any takeover proposal (as defined below). Each of Grubhub and Just Eat Takeaway.com have agreed, except as otherwise provided in the Merger Agreement, not to, and not to authorize or permit any of its subsidiaries or any of its or their respective officers, directors, employees or representatives to, directly or indirectly:

•
initiate, seek, solicit or knowingly encourage (including by way of furnishing any non-public information), knowingly induce or knowingly facilitate or take any other action which would reasonably be expected to lead to the making, submission or announcement of any takeover proposal, with respect to such party;

•
engage or participate in negotiations or discussions with, or provide any non-public information or non-public data to, any person (other than the parties to the Merger Agreement and their respective officers, directors, employees or representatives) relating to any takeover proposal or grant any waiver or release under any standstill or other agreement (except that if the Grubhub Board or the Management Board and the Supervisory Board, as applicable, determines or determine in good faith (after consultation with outside counsel) that the failure to grant any waiver or release would be inconsistent with such party's directors' fiduciary duties under applicable law, such party may waive any such standstill provision in order to permit a third party to make a takeover proposal); or

•	resolve to take any of the actions described in the preceding two bullet points.

Additionally, Grubhub agreed to (1) within 24 hours of the date of the Merger Agreement, terminate all physical and electronic data room access previously granted to any third party and (2) within five Business Days of the date of the Merger Agreement, request the return or destruction of all confidential, non-public information provided to third parties that have entered into confidentiality agreements relating to a possible Grubhub takeover proposal with Grubhub or any of its subsidiaries.

Notwithstanding these restrictions, the Merger Agreement provides that at any time prior to obtaining each party's shareholder or stockholder approvals, if such party receives a written takeover proposal from a third party, which was not initiated, sought, solicited or knowingly encouraged, induced or facilitated in material violation of the restrictions outlined above, and, with respect to the second and third bullets below, such party's board or boards, as applicable, determines or determine in good faith (after consultation with its or their outside counsel and financial advisor) that such takeover proposal constitutes or would reasonably be expected to lead to a "superior proposal" (as defined below), then such party may:

•
contact the person who has made such takeover proposal and its representatives in order to clarify the terms of such takeover proposal so that such party's board or boards, as applicable, may inform itself or themselves about such takeover proposal;

•
furnish information concerning its business, properties or assets to the person who made such takeover proposal and its representatives pursuant to a confidentiality agreement that meets certain requirements set forth in the Merger Agreement (provided that all such information has previously been furnished to the other party to the Merger Agreement or is furnished to the other party prior to or substantially concurrently with the time it is furnished to such person); and

•	negotiate and participate in discussions and negotiations with the person who has made such takeover proposal and its representatives concerning such takeover proposal.

The Merger Agreement also requires each of Grubhub and Just Eat Takeaway.com to:

•
promptly (and in any case within one Business Day) provide the other party notice of (1) the receipt of any takeover proposal, including a copy of such takeover proposal, and (2) any inquiries, proposals or offers received by, any requests for non-public information from, or any discussions or negotiations sought to be initiated or continued concerning a takeover proposal or that would reasonably be expected to lead to a takeover proposal, and disclose the identity of the other party (or parties) and the material terms of such inquiry, offer, proposal or request and, in the case of written materials, provide copies of any such substantive materials;

•
promptly (and in any case within one Business Day) make available to the other party copies of all substantive written materials provided by such party to the third party but not previously made available to the other party; and

•
keep the other party informed on a reasonably prompt basis (and, in any case, within one Business Day of any significant development) of the status and material details (including amendments and proposed amendments) of any such takeover proposal or other inquiry, offer, proposal or request.

A "takeover proposal" means, with respect to each of Grubhub (a "Grubhub takeover proposal") and Just Eat Takeaway.com (a "Just Eat Takeaway.com takeover proposal"), a proposal or offer from any person (other than the other party) providing for any:

•
merger, consolidation, share exchange, business combination, recapitalization or similar transaction involving such party or any of its subsidiaries, pursuant to which any person (or the stockholders of such person) or group would own or control, directly or indirectly, 20% or more of the voting power of such party;

•
sale, lease, license, dissolution or other disposition, directly or indirectly, of assets of such party (including the equity interests of any of its subsidiaries) or any subsidiary of such party representing 20% or more of the consolidated assets, revenues or EBITDA of such party and its subsidiaries, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019, or to which 20% or more of such party's revenues, earnings or assets on a consolidated basis are attributable, taken as a whole, as of or for the fiscal year ending, as appropriate, 31 December 2019;

•	issuance or sale or other disposition of such party's securities representing 20% or more of the voting power of such party;

•
tender offer, exchange offer or any other transaction or series of transactions in which any person (or the stockholders of such person) or group will acquire, directly or indirectly, beneficial ownership or the right to acquire beneficial ownership of party's securities representing 20% or more of the voting power of such party; or

•	any combination of the foregoing.

A "superior proposal" means, with respect to a party, any bona fide written takeover proposal (provided that for purposes of this definition references to 20% in the definition of "takeover proposal" shall be deemed to be references to 50%) which the Management Board and the Supervisory Board or the Grubhub Board, as applicable, determine or determines in good faith (after consultation with their or its outside counsel and financial advisor) to be (1) more favorable to such party's stockholders from a financial point of view than the mergers and the other transactions contemplated by the Merger Agreement and (2) reasonably likely to be completed on the terms proposed, in each case, taking into account all relevant circumstances, including the various legal, financial and regulatory aspects of the proposal, all the terms and conditions of such proposal and the Merger Agreement and any changes to the terms of the Merger Agreement offered by the other party in response to such takeover proposal.

Recommendation of the Grubhub Board

Pursuant to the Merger Agreement, Grubhub has agreed, through the Grubhub Board, to recommend that Grubhub Stockholders adopt the Merger Agreement (the "Grubhub recommendation") and to include the Grubhub recommendation in the Registration Statement, except as described below.

The Merger Agreement provides that, subject to the exceptions described below, neither the Grubhub Board nor any committee of the Grubhub Board will:

•
withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Just Eat Takeaway.com), the Grubhub recommendation;

•	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Grubhub takeover proposal;

•	fail to include the Grubhub recommendation in the Registration Statement;

•
if any Grubhub takeover proposal structured as a tender offer or exchange offer is commenced, fail to recommend against acceptance of such tender offer or exchange offer by Grubhub Stockholders within ten Business Days of the commencement thereof (or any material modification thereto) pursuant to Rule 14d-2 promulgated under the Exchange Act;

•
fail to publicly reaffirm the Grubhub recommendation within ten Business Days after receiving a written request to do so from Just Eat Takeaway.com if any Grubhub takeover proposal or any material modification thereto shall have been publicly made, sent or given to Grubhub Stockholders (or, if sooner, prior to the Grubhub Stockholder Meeting); or

•	cause or permit Grubhub to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Grubhub takeover proposal.

If, at any time prior to obtaining the Grubhub Stockholder Approval, the Grubhub Board (or any duly authorized committee thereof) receives a Grubhub takeover proposal that it determines in good faith (after consultation with its outside counsel and financial advisor) constitutes a superior proposal, the Grubhub Board (or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action, a "Grubhub adverse recommendation change") or (2) authorize Grubhub to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (an "alternative acquisition agreement"), in the case of each of items (1) and (2), if (a) the Grubhub Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub's directors' fiduciary duties under applicable law; (b) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect a Grubhub adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Grubhub adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Grubhub and the person making such superior proposal; (c) for a period of four Business Days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Just Eat Takeaway.com desires to negotiate) with Just Eat Takeaway.com's representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with Grubhub's directors' fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (d) no earlier than the end of such negotiation period, the Grubhub Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with Grubhub's directors' fiduciary duties under applicable law.

Other than in connection with a superior proposal, prior to obtaining the Grubhub Stockholder Approval, the Grubhub Board (or any duly authorized committee thereof) may effect a Grubhub adverse recommendation change, but only in response to an intervening event (as defined below) and only if (1) the Grubhub Board (or any duly authorized committee thereof) determines in good faith (after consultation with its outside counsel and financial advisor) that the failure to take such action would be inconsistent with Grubhub's directors' fiduciary duties under applicable law; (2) Grubhub has notified Just Eat Takeaway.com in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Grubhub adverse recommendation change); (3) for a period of four Business Days following the delivery of such notice, Grubhub has made its representatives available to discuss and negotiate in good faith (in each case to the extent Just Eat Takeaway.com desires to negotiate), with Just Eat Takeaway.com representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with Grubhub's directors' fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (4) no earlier than the end of the negotiation period, the Grubhub Board (or any duly authorized committee thereof) shall have determined in good faith (after consultation with its outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with Grubhub's directors' fiduciary duties under applicable law.

An "intervening event" means, with respect to Grubhub or Just Eat Takeaway.com, a material event or circumstance with respect to the applicable party or any of their respective subsidiaries that was neither known nor reasonably foreseeable by such party's board or boards, as applicable, as of the date of the Merger Agreement (or if known or reasonably foreseeable, the consequences of which were not known or reasonably foreseeable by such board or boards, as applicable, as of the date of the Merger Agreement), which event or circumstance, or any consequence thereof, becomes known to such board or boards, as applicable, prior to obtaining such party's shareholder or stockholder approval. However, the following shall not constitute an intervening event or be taken into account in determining whether an intervening event has occurred:

•	the receipt, existence or terms of any inquiry, offer or proposal that constitutes or would reasonably be expected to lead to, a takeover proposal or any matter relating thereto;

•	any event or circumstance arising in connection with obtaining regulatory approvals;

•
any change in the market price, or change in trading volume, of the capital stock of any party (however the events or circumstances giving rise or contributing to such change may be deemed to constitute an intervening event or be taken into accounting in determining whether an intervening event has occurred); or

•
the fact that any party or any of their respective subsidiaries exceeds or fails to meet internal, analysts' or other earnings estimates or financial projections or forecasts for any period, or any changes in credit ratings and any changes in any analysts' recommendations or ratings with respect to Grubhub, Just Eat Takeaway.com or any of their respective subsidiaries (however, the events or circumstances giving rise or contributing thereto may be deemed to constitute an intervening event or be taken into account in determining whether an intervening event has occurred).

Recommendation of the Just Eat Takeaway.com Boards

Pursuant to the Merger Agreement, Just Eat Takeaway.com has agreed, through the Just Eat Takeaway.com Boards, to recommend that its shareholders approve the transaction proposals, the board nominations and the pre-emptive rights authorization (collectively, the "Just Eat Takeaway.com recommendation").

The Merger Agreement provides that, subject to the exceptions described below, neither the Just Eat Takeaway.com Boards nor any committee thereof will:

•
withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), or propose publicly to withhold or withdraw (or qualify or modify in any manner adverse to Grubhub), the Just Eat Takeaway.com recommendation;

•	adopt, approve, recommend or declare advisable, or propose publicly to adopt, approve, recommend or declare advisable, a Just Eat Takeaway.com takeover proposal;

•	fail to include the Just Eat Takeaway.com recommendation in the Registration Statement;

•
if any Just Eat Takeaway.com takeover proposal structured as a public offer (openbaar bod) is commenced, or if the intention to make such an offer is announced, fail to recommend against acceptance of such offer by Just Eat Takeaway.com Shareholders within ten Business Days of the commencement or announcement, as applicable, thereof (or any material modification thereto);

•
fail to publicly reaffirm the Just Eat Takeaway.com recommendation within ten Business Days after receiving a written request to do so from Grubhub if any Just Eat Takeaway.com takeover proposal or any material modification thereto shall have been publicly made, sent or given to Just Eat Takeaway.com Shareholders (or, if sooner, prior to the Extraordinary General Meeting); or

•
cause or permit Just Eat Takeaway.com to enter into any agreement, letter of intent, memorandum of understanding, agreement in principle or other contract with respect to any Just Eat Takeaway.com takeover proposal.

If, at any time prior to obtaining the Just Eat Takeaway.com Shareholder Approval, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) receive a takeover proposal that they determine in good faith (after consultation with their outside counsel and financial advisor) constitutes a superior proposal, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) may (1) take any of the actions outlined in the bullets above (any such action, a "Just Eat Takeaway.com adverse recommendation change") or (2) authorize Just Eat Takeaway.com to terminate the Merger Agreement in order to enter into a definitive written agreement providing for a superior proposal (an "alternative acquisition agreement"), in the case of each of items (1) and (2), if (a) the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Managing Directors' and Supervisory Directors' fiduciary duties under applicable law; (b) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect a Just Eat Takeaway.com adverse recommendation change or terminate the Merger Agreement (which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change), including if applicable a copy of the proposed alternative acquisition agreement between Just Eat Takeaway.com and the person making such superior proposal; (c) for a period of four Business Days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case, to the extent Grubhub desires to negotiate) with Grubhub's representatives any proposed modifications to the terms and conditions of the Merger Agreement so that such takeover proposal no longer constitutes a superior proposal or the failure to take such action would no longer be inconsistent with the Managing Directors' and Supervisory Directors' fiduciary duties under applicable law (and any amendment to any material term or condition of any superior proposal shall require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (d) no earlier than the end of such negotiation period, the Just Eat Takeaway.com Boards (or any duly authorized committee thereof) shall have determined in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that (x) such takeover proposal would still constitute a superior proposal and (y) the failure to take such action would still be inconsistent with the Managing Directors' and Supervisory Directors' fiduciary duties under applicable law.

Other than in connection with a superior proposal, prior to obtaining the Just Eat Takeaway.com Shareholder Approval, the Management Board and the Supervisory Board (or any duly authorized committee thereof) may effect a Just Eat Takeaway.com adverse recommendation change, but only in response to an intervening event and only if (1) the Management Board and the Supervisory Board (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor) that the failure to take such action would be inconsistent with the Managing Directors' and the Supervisory Directors' fiduciary duties under applicable law; (2) Just Eat Takeaway.com has notified Grubhub in writing that it intends to effect an adverse recommendation change due to the occurrence of an intervening event (which notice shall specify and describe such intervening event in reasonable detail and which notice shall not constitute a Just Eat Takeaway.com adverse recommendation change); (3) for a period of four Business Days following the delivery of such notice, Just Eat Takeaway.com has made its representatives available to discuss and negotiate in good faith (in each case to the extent Grubhub desires to negotiate), with Grubhub representatives any proposed modifications to the terms and conditions of the Merger Agreement so that the failure to take such action would no longer be inconsistent with the Managing Directors' and the Supervisory Directors' fiduciary duties under applicable law (and any material change to the facts and circumstances relating to an intervening event will require a new notice and a new negotiation period (except that such new negotiation period shall be for two Business Days)); and (4) no earlier than the end of the negotiation period, the Management Board and the Supervisory Board (or any duly authorized committee thereof) determine in good faith (after consultation with their outside counsel and financial advisor), after considering the terms of any proposed amendment or modification to the Merger Agreement, that the failure to take such action would still be inconsistent with the Managing Directors and the Supervisory Directors' fiduciary duties under applicable law.

Efforts to Obtain Required Shareholder Votes

Grubhub has agreed to hold the Grubhub Stockholder Meeting as promptly as reasonably practicable after the Registration Statement has been declared effective for the purpose of obtaining the Grubhub Stockholder Approval. Grubhub is required to use its reasonable best efforts to obtain the Grubhub Stockholder Approval, including by actively soliciting proxies, except to the extent that the Grubhub Board has changed its recommendation as permitted by the Merger Agreement or terminated the agreement in order to enter into an alternative acquisition agreement (as described above in "—Recommendation of the Grubhub Board"). The Grubhub Board has adopted resolutions approving the Merger Agreement and the transactions contemplated thereby and recommending that Grubhub Stockholders vote "FOR" the adoption of the Merger Agreement.

Just Eat Takeaway.com also agreed to hold the Extraordinary General Meeting as promptly as reasonably practicable for the purpose of obtaining the required Just Eat Takeaway.com Shareholder approvals (which Extraordinary General Meeting was held on 7 October 2020 as described elsewhere in this Prospectus). Just Eat Takeaway.com is required to use its reasonable best efforts to obtain Just Eat Takeaway.com Shareholders' approval of the transaction proposals, the board nominations and the pre-emptive rights authorization, including actively engaging with and seeking the support of Just Eat Takeaway.com Shareholders, except to the extent that the Just Eat Takeaway.com Boards have changed their recommendation as permitted by the Merger Agreement or terminated the Merger Agreement in order to enter into an alternative acquisition agreement (as described above in "—Recommendation of the Just Eat Takeaway.com Boards"). The Managing Directors and the Supervisory Directors have approved resolutions approving and adopting the Merger Agreement and the transactions contemplated thereby and recommending that Just Eat Takeaway.com Shareholders approve the Merger Agreement, authorize the Managing Directors and the Supervisory Directors to issue the New Just Eat Takeaway.com Shares, approve the board nominations and approve the pre-emptive rights authorization. At the Extraordinary General Meeting held on 7 October 2020, the Just Eat Takeaway.com Shareholders approved the transaction proposals, the board nominations and the pre-emptive rights authorization.

Efforts to Complete the Transaction

Just Eat Takeaway.com and Grubhub have each agreed in the Merger Agreement to cooperate and use their respective reasonable best efforts to promptly:

•
take, or cause to be taken, all actions, and do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to cause the conditions to complete the mergers to be satisfied as promptly as reasonably practicable and to consummate and make effective as promptly as reasonably practicable, the mergers and other transactions contemplated by the Merger Agreement, including preparing and filing promptly and fully all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents;

•
obtain all approvals, consents, registrations, waivers, permits, authorizations, orders and other confirmations from any governmental authority or third party necessary, proper or advisable to consummate the mergers and the other transactions contemplated by the Merger Agreement;

•	execute and deliver any additional instruments necessary, proper or advisable to complete the transactions contemplated by the Merger Agreement; and

•
defend or contest in good faith any action brought by a third party that could otherwise prevent or impede, interfere with, hinder or delay in any material respect, the completion of the mergers and other transactions contemplated by the Merger Agreement;

Notwithstanding the foregoing, other than with respect to antitrust laws and approval by CFIUS, neither party is obligated to pay any material amount of consideration or make any material accommodation in favor of any third party (other than a governmental authority) from whom any such approval, consent or other authorization is sought, other than customary processing fees. Additionally, the foregoing efforts shall not apply with respect to filings, notices, approvals, consents or other confirmations relating to antitrust laws or CFIUS approval, which are described below.

In connection with the receipt of governmental consents related to antitrust or CFIUS approval, each party agreed to supply as promptly as reasonably practicable any additional information and documentary material that may be requested pursuant to antitrust law or by CFIUS and to promptly take any and all steps necessary to avoid or eliminate each and every impediment and obtain all consent under any laws that may be required by any governmental authority with competent jurisdiction so as to enable the parties to consummate the transactions contemplated by the Merger Agreement as promptly as reasonably practicable and in any event prior to the end date (as described below in "—Termination of the Merger Agreement"). Additionally, Just Eat Takeaway.com has agreed to promptly take all actions necessary to secure, as soon as practicable, the expiration or termination of any applicable waiting period under antitrust laws and obtain CFIUS approval, and all approvals or expiration of applicable waiting periods under any other applicable law. Just Eat Takeaway.com has also agreed to resolve any objections asserted with respect to the transactions contemplated by the Merger Agreement under any applicable law raised by any government authority that would prevent, prohibit, restrict or delay the consummation of the transactions contemplated by the Merger Agreement, including:

•	executing settlements, undertakings, consent decrees, stipulations or other agreements with any governmental authority or with any other person;

•	selling, divesting or otherwise conveying or holding separate particular assets or categories of assets or businesses of Just Eat Takeaway.com and its subsidiaries;

•
agreeing to sell, divest or otherwise convey or hold separate any particular assets or categories of assets or businesses of Grubhub and its subsidiaries contemporaneously with or subsequent to Completion;

•	permitting Grubhub to sell, divest or otherwise convey or hold separate any of the particular assets or categories of assets or businesses of Grubhub or any of its subsidiaries,

•	terminating existing relationships, contractual rights or obligations of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

•	terminating any joint venture or other arrangement of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

•	creating any relationship, contractual right or obligation of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

•	agreeing to change or modify any course of conduct, or otherwise limit freedom of action, regarding the operations or governance of Grubhub or Just Eat Takeaway.com or their respective subsidiaries;

•
effectuating any other change or restructuring of Grubhub or Just Eat Takeaway.com or their respective subsidiaries (and, in each case, entering into agreements or stipulating to the entry of any judgment by, or filing appropriate applications with, the Federal Trade Commission, the U.S. Department of Justice, CFIUS or any other governmental authority in connection with any of the foregoing and, in the case of actions by or with respect to Grubhub, by consenting to such action by Grubhub);

•
taking any actions or making any behavioral commitments that may limit or modify Grubhub's, Just Eat Takeaway.com's or their respective subsidiaries' rights of ownership in, or ability to conduct the business of, or with respect to one or more of their respective operations, divisions, businesses, product lines, specific products, categories of products, consumers, specific assets or categories of assets; and

•
defending through litigation any claim asserted in court or administrative or other tribunal by any person (including any governmental authority) in order to avoid entry of, or to have vacated or terminated any restraint that would prevent Completion prior to the end date.

Notwithstanding the foregoing, none of those obligations shall (1) require any party to the Merger Agreement to take, accept or agree to, (2) permit Grubhub or any of its subsidiaries, without the prior written consent of Just

Eat Takeaway.com to take, accept or agree to or (3) require Just Eat Takeaway.com to consent to Grubhub or any of its subsidiaries taking, accepting or agreeing to, any restrictions if such restrictions, individually or in the aggregate with all other actions undertaken with respect to the regulatory matters contemplated above, would reasonably be expected to result in a material adverse effect on the business, operations, results of operations, assets, liabilities or condition (financial or otherwise) of Just Eat Takeaway.com and its subsidiaries (including for these purposes Grubhub and its subsidiaries), taken as a whole, following Completion.

Just Eat Takeaway.com will, after consulting with and considering in good faith the views of Grubhub, direct and control all matters in connection with respect to antitrust laws, CFIUS approval or any other applicable law raised by a governmental authority seeking a restraint on the transactions contemplated by the Merger Agreement.

Each party will use its reasonable best efforts to:

•
cooperate in all respects with the other party, including furnishing such necessary information and assistance as the other may reasonably request, in connection with any filing or submission with a governmental authority in connection with the transactions contemplated by the Merger Agreement and in connection with any investigation or other inquiry by or before a governmental authority relating to the transactions contemplated by the Merger Agreement, including any proceeding initiated by a private person;

•
give prompt notice to the other party of and, if in writing, furnish the others with copies of (or, in the case of oral communications, advise the others of the contents of) any communication received from a governmental authority or any private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement;

•
prior to submitting certain materials to a governmental authority or private person whose consent is or may be required in connection with the transactions contemplated by the Merger Agreement (or who alleges as much) in connection with the transactions contemplated by the Merger Agreement, allow the other party to review and discuss such materials in advance of submission, and consider in good faith the comments of the other party in connection with, any such materials;

•	keep one another reasonably informed as to the status of and the processes and proceedings relating to obtaining such consents and approvals; and

•
not independently participate in any substantive meeting, hearing, proceeding or discussions with or before a governmental authority in connection with the transactions contemplated by the Merger Agreement, without giving the other party or their counsel reasonable prior notice, and if permitted by such governmental authority, the opportunity to attend or participate.

Indemnification and Insurance

Under the terms of the Merger Agreement, Just Eat Takeaway.com has agreed to cause the initial surviving company and the final surviving company to, from and after the First Effective Time until the sixth anniversary of the First Effective Time, indemnify, defend and hold harmless, each current and former director, officer and employee of Grubhub and any subsidiary of Grubhub and each person who served as a director, officer, member, trustee or fiduciary of another corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise if such service was at the request or for the benefit of Grubhub or any of its subsidiaries (each, an "indemnified party") against all claims, liabilities, losses, damages, judgments, fines, penalties, costs (including amounts paid in settlement or compromise) and expenses (including fees and expenses of legal counsel) in connection with any actual or threatened claim, suit, action, inquiry, proceeding or investigation (whether civil, criminal, administrative or investigative) arising out of, relating to or in connection with any action or omission relating to indemnified party's position with Grubhub or Grubhub's subsidiaries with respect to any matters existing or occurring at or prior to the effective time of the initial merger to the fullest extent permitted by applicable law and Grubhub's articles of incorporation and bylaws as of the date of the Merger Agreement ("Grubhub's organizational documents") and to assume all obligations of Grubhub and its subsidiaries to the indemnified parties in respect of limitation of liability, exculpation, indemnification and advancement of expenses as provided in the Grubhub's organizational documents and any applicable indemnification agreements.

For a period of six years following the effective time of the initial merger, Just Eat Takeaway.com will cause to be maintained in effect at least the same coverage provided by the policies of a directors and officers liability insurance and fiduciary liability insurance in effect as of the date of the Merger Agreement maintained by Grubhub and its subsidiaries with respect to matters arising on or before the effective time of the initial merger either through Grubhub's existing insurance provider or another provider. However, Just Eat Takeaway.com is not required to pay annual premiums in excess of 300% of the last annual premium paid by Grubhub, but Just Eat Takeaway.com must purchase as much coverage as reasonably practical for such maximum premium. Alternatively and in lieu of the foregoing, Grubhub may at any time purchase "tail" insurance coverage at a cost no greater than the aggregate amount Just Eat Takeaway.com would be required to spend under the Merger

Agreement, that provides coverage no materially less favorable than the coverage described in the preceding sentences of this paragraph.

Employee Benefit Matters

The Merger Agreement requires that, until the later of (i) the one year anniversary of the First Effective Time and (ii) 31 December 2021 (the "continuation period") Just Eat Takeaway.com will generally provide each employee of Grubhub and its subsidiaries with:

•	annual base salary or base wages that are no less favorable than those provided to such employee immediately before the First Effective Time;

•	cash and equity incentive compensation opportunities that are no less favorable than what was provided to such employee immediately before the First Effective Time;

•
employee benefits that are comparable in the aggregate to those provided to such employee immediately before the First Effective Time (excluding defined benefit pension, post-employment health and welfare benefits, equity-based compensation and change of control, retention or other one-off awards); and

•
with respect to each continuing employee whose employment terminates during the continuation period severance pay and benefits at levels equal to the greater of those provided under (x) Grubhub severance policies and (y) Just Eat Takeaway.com's severance policies that are applicable to similarly situated employees of Just Eat Takeaway.com.

Just Eat Takeaway.com will credit, for all purposes other than defined benefit pension accrual, under Just Eat Takeaway.com's employee benefit plans providing benefits to Grubhub employees continuing with Just Eat Takeaway.com after the First Effective Time, each such employee's years of service with Grubhub or any of its subsidiaries, so long as that recognition does not result in the duplication of benefits.

Just Eat Takeaway.com has also agreed to continue Grubhub's annual incentive plans for the performance period during which the First Effective Time occurs through the end of the applicable performance period and pay each eligible employee the bonus to which such employee would be entitled for such performance period based on actual performance, and otherwise in accordance with the terms of such plans.

Equity Based Compensation

Assumed options. At the First Effective Time, each outstanding option that represents the right to acquire Grubhub Shares (each, a "Grubhub Option"), whether or not vested or exercisable, will be converted into an option (each, an "Assumed Option") to purchase a number of Just Eat Takeaway.com ADSs (rounded down to the nearest whole Just Eat Takeaway.com ADS) equal to the product of (1) the number of Grubhub Shares subject to such Grubhub Option immediately prior to the First Effective Time and (2) the exchange ratio divided by 0.20 (the "ADS ratio"), at an exercise price per share (rounded up to the nearest whole cent) equal to (A) the exercise price per share of such stock option immediately prior to the First Effective Time divided by (B) the exchange ratio divided by the ADS ratio.

Assumed RSUs. At the First Effective Time, each outstanding restricted stock unit with respect to Grubhub Shares (each, a "Grubhub RSU") will be converted into a restricted stock unit of Just Eat Takeaway.com (each, an "Assumed RSU") with respect to a number of Just Eat Takeaway.com ADSs (rounded to the nearest number of whole Just Eat Takeaway.com ADS) equal to the product of (1) the number of Just Eat Takeaway.com Shares subject to the Grubhub RSU immediately prior to the First Effective Time and (2) the exchange ratio divided by the ADS ratio.

Just Eat Takeaway.com may substitute, in its sole discretion, provided it is acting reasonably, Just Eat Takeaway.com Shares for Just Eat Takeaway.com ADSs as the security underlying the Assumed Options or Assumed RSUs. In such case, the number of Just Eat Takeaway.com Shares underlying such Assumed Options or Assumed RSUs will equal the product of (i) the number of Grubhub Shares subject to such Grubhub Option or Gruhhub RSU as of immediately prior to the first effective time and (ii) the exchange ratio, rounded down to the nearest number of whole Just Eat Takeaway.com Shares in the case of Assumed Options or rounded to the nearest number of whole Just Eat Takeaway.com Shares in the case of Assumed RSUs, and the exercise price per share of each Assumed Option will be equal to (x) the exercise price per share of the corresponding Grubhub Option divided by (y) the exchange ratio, rounded up to the nearest whole cent.

Each Assumed Option and Assumed RSU will be subject to the same terms and conditions (including vesting) as the Grubhub Option or Grubhub RSU to which such award relates, except that, at the election of Just Eat Takeaway.com, the Just Eat Takeaway.com Shares underlying such converted awards, may upon exercise of the Assumed Option or settlement of the Assumed RSU be deposited in Stichting Administratiekantoor Takeaway.com (the "STAK"), which shall hold such Just Eat Takeaway.com Shares on behalf of the former holder of such Assumed Option or Assumed RSU, and exercise all voting rights with respect to such Just Eat Takeaway.com Shares, and such former holder shall receive one STAK depository receipt in respect of each

Just Eat Takeaway.com Share deposited. Each STAK depository receipt shall entitle the holder thereof to all economic benefits of the underlying Just Eat Takeaway.com Shares and, subject to any blackout or restrictions under applicable law, entitle the holder thereof to direct the STAK to sell the underlying Just Eat Takeaway.com Shares and transfer the proceeds to the holder thereof.

The Supervisory Board and Management Board Following the Transaction

Pursuant to the Merger Agreement, Just Eat Takeaway.com will take all actions necessary to cause (i) the size of the Supervisory Board to be increased by two Supervisory Directors, to be selected by Grubhub, to be appointed as members of the Supervisory Board upon the First Effective Time (the "Grubhub Supervisory Board nominees") and (ii) the size of the Management Board to be increased by one Managing Director, selected by Grubhub, to be appointed as member of the Management Board upon the First Effective Time (the "Grubhub Management Board nominee"). The Grubhub Supervisory Board nominees and the Grubhub Management Board nominee must continue to be members of the Grubhub Board as of immediately prior to Completion. Grubhub has selected Matthew Maloney to be the Grubhub Management Board nominee and Lloyd Frink and David Fisher as the Grubhub Supervisory Board nominees. On 7 October 2020, the Just Eat Takeaway.com Shareholders adopted the necessary resolutions for the appointment of the Grubhub Supervisory Board nominees to the Supervisory Board and the appointment of the Grubhub Management Board nominee to the Management Board, in each case effective upon Completion and for a term until the end of Just Eat Takeaway.com’s annual general meeting held in 2021. At Just Eat Takeaway.com’s annual general meeting for 2021, which is expected to be held on 12 May 2021, it is proposed that each of Messrs. Frink and Fisher be re-appointed as Supervisory Directors and that Mr. Maloney be re-appointed as a Managing Director, in each case effective upon Completion and for a term until the end of Just Eat Takeaway.com’s annual general meeting to be held in 2022.

Other Covenants and Agreements

The Merger Agreement contains certain other covenants and agreements, including covenants relating to:

•
cooperation between Just Eat Takeaway.com and Grubhub in the preparation of the Registration Statement, the registration statement on Form 8-A for the New Just Eat Takeaway.com ADSs, the ADS Registration Statement, the Circular and this Prospectus;

•	cooperation among the parties in connection with public announcements;

•	confidentiality and access by each party to certain information about the other party during the period prior to Completion;

•	the establishment by Just Eat Takeaway.com of a sponsored ADR program for the Just Eat Takeaway.com issuance of New Just Eat Takeaway.com ADSs;

•
Just Eat Takeaway.com to cause, (1) a sufficient number of New Just Eat Takeaway.com ADSs issued as the merger consideration and to be approved for listing on the NYSE or Nasdaq, subject to official notice of issuance and (2) the New Just Eat Takeaway.com Shares to be approved for admission to (a) listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities and (b) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

•	cooperation between Just Eat Takeaway.com and Grubhub in connection with any litigation or claim brought or threatened relating to the transactions contemplated by the Merger Agreement; and

•	cooperation between Just Eat Takeaway.com and Grubhub to delist the Grubhub Shares from the NYSE and terminate its registration under the Exchange Act following Completion.

Conditions to the Mergers

The obligations of each of Just Eat Takeaway.com and Grubhub to complete the mergers are subject to the satisfaction or, to the extent legally permissible, waiver on or prior to Completion of the following Conditions:

•	receipt of the Grubhub Stockholder Approval;

•
receipt of Just Eat Takeaway.com Shareholder approval of (a) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a BW, (b) the resolution to delegate authority to the Management Board to issue the New Just Eat Takeaway.com Shares and (c) the terms of the Merger Agreement, in each case, by a majority of the votes validly cast by Just Eat Takeaway.com Shareholders at a General Meeting (clauses (a), (b) and (c) together, the "Just Eat Takeaway.com Transactions Approvals");

•
binding nominations for the appointment of the Grubhub Management Board nominee and the Grubhub Supervisory Board nominees not having been overruled by more than half of the votes validly cast, such number of votes representing more than one-third of Just Eat Takeaway.com's issued share capital, at a

General Meeting (the "Just Eat Takeaway.com Board Nominee Approval" and, together with the Just Eat Takeaway.com Transactions Approval, the "Just Eat Takeaway.com Shareholder Approval");

•
the expiration or termination of the applicable waiting period under the HSR Act (the "HSR Condition"), satisfaction of the condition relating to the UK Competition and Markets Authority ("CMA") (the "CMA Condition") and receipt of written notification from CFIUS indicating the Transaction is not subject to further review or expiration of any applicable waiting period;

•	the absence of any legal restraints that prevent, make illegal or prohibit Completion;

•	the approval for listing of the New Just Eat Takeaway.com ADSs issuable as the merger consideration on the NYSE or Nasdaq (subject to official notice of issuance);

•
the approval for admission of the New Just Eat Takeaway.com Shares to (1) listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities and (2) listing and trading on Euronext Amsterdam, in each case to the extent any Just Eat Takeaway.com Shares are then listed on such exchange;

•
effectiveness (1) declared by the SEC of the Registration Statement, (2) declared by the SEC of the ADS Registration Statement and (3) of the registration statement on Form 8-A (and the absence of any stop order suspending the effectiveness of such registration statements or any proceedings seeking such a stop order); and

•
the approval of this Prospectus by the AFM and the FCA, in each case if then applicable, and if then applicable, the AFM's approval of this Prospectus having been notified to the FCA in accordance with applicable rules and regulations.

The obligations of Just Eat Takeaway.com, Merger Sub I and Merger Sub II to complete the Transaction are further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the First Effective Time of the following conditions:

•
the representations and warranties of Grubhub relating to organization, standing, corporate power, authority, noncontravention, opinion of financial advisor, brokers, and Grubhub Stockholder Approval being true and correct in all material respects as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
the representation and warranty of Grubhub relating to capitalization being true and correct, except for any de minimis inaccuracies taking into account the size of Grubhub, as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
each other representation and warranty of Grubhub being true and correct (disregarding any "materiality" or "material adverse effect" qualifiers) as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•	Grubhub having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to Completion;

•	the absence of a material adverse effect on Grubhub since the date of the Merger Agreement; and

•	receipt of an officer's certificate executed by the chief executive officer, chief financial officer or general counsel of Grubhub certifying that the five preceding conditions have been satisfied.

The obligation of Grubhub to complete the Transaction is further subject to the satisfaction or, to the extent legally permissible, waiver on or prior to the First Effective Time of the following conditions:

•
the representations and warranties of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to organization, standing, corporate power, authority, noncontravention, brokers, and Just Eat Takeaway.com Shareholder approvals being true and correct in all material respects as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
the representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II relating to capitalization being true and correct in all respects, except for any de minimis inaccuracies taking into account the size of Just Eat Takeaway.com, as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date);

•
each other representation and warranty of Just Eat Takeaway.com, Merger Sub I and Merger Sub II being true and correct (disregarding any "materiality" or "material adverse effect" qualifiers) as of the First Effective Time (except to the extent expressly made as of an earlier date, in which case, as of such earlier date), except where the failure of such representations and warranties to be so true and correct, individually and in the aggregate, has not had and would not reasonably be expected to have a material adverse effect;

•
Just Eat Takeaway.com, Merger Sub I and Merger Sub II having performed in all material respects all obligations required to be performed by it under the Merger Agreement that are required to be performed on or prior to Completion;

•	the absence of a material adverse effect on Just Eat Takeaway.com since the date of the Merger Agreement; and

•	receipt of an officer's certificate executed by the chief executive officer or chief financial officer of Just Eat Takeaway.com certifying that the five preceding conditions have been satisfied.

Pursuant to the requirements of the HSR Act, Just Eat Takeaway.com and Grubhub filed Notification and Report Forms with respect to the Transaction with the FTC and DOJ on 24 June 2020 and requested early termination of the HSR Act waiting period. The FTC granted early termination of the HSR Act waiting period on 7 July 2020, thereby satisfying the HSR Condition. On 24 June 2020, Just Eat Takeaway.com filed a briefing paper with the CMA. On 2 July 2020, in response to the briefing paper, the CMA indicated that it had no further questions as of such date regarding the Transaction, thereby satisfying the CMA Condition. On 21 July 2020, Just Eat Takeaway.com and Grubhub filed the joint voluntary notice with CFIUS. Approval from CFIUS was received on 3 September 2020. As a result of the foregoing, the Conditions related to antitrust and CFIUS approvals required as part of the Conditions to the Transaction have now been satisfied. However, there can be no assurances as to the absence of any litigation challenging regulatory approvals received.

On 7 October 2020 Just Eat Takeaway.com held an Extraordinary General Meeting and obtained the required approvals from Just Eat Takeaway.com Shareholders. The Condition relating to the Just Eat Takeaway.com Shareholder Approval has now been satisfied.

Termination of the Merger Agreement

The Merger Agreement may be terminated at any time prior to the First Effective Time, whether before or after receipt of the Grubhub Stockholder Approval or the Just Eat Takeaway.com Shareholder Approval, under the following circumstances:

•	by mutual written consent of Just Eat Takeaway.com and Grubhub; or

•	by either Just Eat Takeaway.com or Grubhub in the event that:

•
the First Effective Time has not occurred on or before 31 December 2021 (the "end date"), however, no party may terminate the Merger Agreement if the First Effective Time has not occurred by the end date if the Transaction has not been completed due, in whole or part, to a breach by such party of its representations and warranties or failure to perform its obligations under the Merger Agreement;

•
a legal restraint that enjoins, restrains, prevents or prohibits Completion becomes final and unappealable, unless the legal restraint is due, whole or in part, to such party's failures to perform its obligations under the Merger Agreement, including its obligations to use its reasonable best efforts to complete the Transaction and the other transactions contemplated by the Merger Agreement as promptly as practicable (as described above in "—Efforts to Complete the Transaction");

•	the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting;

•	the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting;

•
the other party breaches or fails to perform any of its covenants or agreements in the Merger Agreement, or if the other party's representations or warranties fail to be true and correct, in either case, such that the applicable conditions to the terminating party's obligations to complete the Transaction would not then be satisfied and such breach is not reasonably capable of being cured by the end date or, if reasonably capable of being cured, has not been cured within 30 days after giving written notice to the other party of such breach, except that no party may terminate the Merger Agreement for this reason if such party is then in material breach of any covenant or agreement in the Merger Agreement or if such party's representations or warranties are not true and correct such that the applicable conditions to the other party's obligations to complete the Transaction would not then be satisfied;

•
prior to obtaining the approval of the other party's shareholders required to complete the Transaction, the board or boards, as applicable, of the other party effects or effect an adverse recommendation change (as described above in "—Recommendation of the Grubhub Board" and "—Recommendation of the Just Eat Takeaway.com Boards"); or

•
prior to obtaining approval of the party's stockholders or shareholders required to complete the Transaction, in order to enter into an alternative acquisition agreement (as described above in "—Recommendation of the Grubhub Board" and "—Recommendation of the Just Eat Takeaway.com Boards").

If the Merger Agreement is terminated, the Merger Agreement will become null and void, without any liability or obligation on the part of any party, except in the case of fraud or a willful and material breach of the Merger Agreement (subject to certain limitations), and except that certain provisions of the Merger Agreement, including those relating to confidentiality, fees and expenses (including termination fees), effect of termination and certain other general provisions, will survive termination of the Merger Agreement.

Expenses and Termination Fees

Except as described below, each party will pay all fees and expenses incurred by it in connection with the Merger Agreement and the transactions contemplated by the Merger Agreement.

If the Merger Agreement is terminated, Just Eat Takeaway.com will be entitled to receive a termination fee of $144 million from Grubhub in the event that:

•	Grubhub terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;

•
the Grubhub Board, or any committee thereof, effects a Grubhub adverse recommendation change prior to obtaining the Grubhub Stockholder Approval and Just Eat Takeaway.com terminates the Merger Agreement as a result of such change in recommendation; or

•
(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Grubhub Stockholder Approval is not obtained at the Grubhub Stockholder Meeting or Grubhub breached its obligations under the Merger Agreement, (2) prior to such stockholder vote (in the case of a termination due to the failure to obtain the Grubhub Stockholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Grubhub takeover proposal that contemplates acquiring a majority of the capital stock or assets of Grubhub was made known to Grubhub or the Grubhub Board or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Grubhub takeover proposal has been publicly disclosed) prior to the Grubhub Stockholder Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Grubhub completes or enters into a definitive agreement with respect to and subsequently completes, any Grubhub takeover proposal of such type.

If the Merger Agreement is terminated, Grubhub will be entitled to receive a termination fee of $144 million from Just Eat Takeaway.com in the event that:

•	Just Eat Takeaway.com terminates the Merger Agreement in order to enter into a definitive agreement providing for a superior proposal;

•
the Management Board or Supervisory Board, or any committee thereof, effects an adverse recommendation change prior to obtaining Just Eat Takeaway.com Shareholder Approval and Grubhub terminates the Merger Agreement as a result of such change in recommendation; or

•
(1) the Merger Agreement is terminated because the Transaction has not occurred by the end date, the Just Eat Takeaway.com Shareholder Approval is not obtained at the Extraordinary General Meeting or Just Eat Takeaway.com breached its obligations under the Merger Agreement, (2) prior to such shareholder vote (in the case of a termination due to the failure to obtain Just Eat Takeaway.com Shareholder Approval) or termination (in all other cases) and after the date of the Merger Agreement, a Just Eat Takeaway.com takeover proposal that contemplates acquiring a majority of the capital stock or assets of Just Eat Takeaway.com was made known to Just Eat Takeaway.com or the Just Eat Takeaway.com Boards or was publicly disclosed and has not been abandoned or withdrawn (which abandonment or withdrawal shall be public if such Just Eat Takeaway.com takeover proposal has been publicly disclosed) prior to the Extraordinary General Meeting or termination of the Merger Agreement and (3) within 12 months after such termination, Just Eat Takeaway.com completes or enters into a definitive agreement with respect to and subsequently completes, any Just Eat Takeaway.com takeover proposal of such type.

Amendments and Waivers

Amendment. The Merger Agreement may be amended by the parties at any time before or after receipt of the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval. However, after the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval have been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.

Waiver. At any time prior to the First Effective Time, any party may (1) waive any inaccuracies in the representations and warranties of any other party contained in the Merger Agreement, (2) extend the time for the performance of the obligations or other acts of the other parties contained in the Merger Agreement, (3) waive compliance by the other parties with any of the agreements contained in the Merger Agreement or (4) except as otherwise provided, waive the satisfaction of any of the conditions to such party's obligation to effect the Transaction contained in the Merger Agreement. However, after the Just Eat Takeaway.com Shareholder Approval or the Grubhub Stockholder Approval has been received, no amendment may be made that would require further approval by such shareholders or stockholders under applicable law or that reduces the merger consideration or adversely affects Grubhub Stockholders, without the approval of such shareholders or stockholders.

No Third-Party Beneficiaries

The Merger Agreement is not intended to confer any rights or remedies upon any person other than (1) the parties thereto and (2) if the First Effective Time occurs, (a) the rights of Grubhub Stockholders, holders of Grubhub Options and holders of Grubhub RSUs to receive the merger consideration and (b) as described above in "—Indemnification and Insurance", the indemnified parties.

Enforcement

Just Eat Takeaway.com and Grubhub have agreed in the Merger Agreement that irreparable damage would occur and that monetary damages, even if available, would not be an adequate remedy in the event that any of the provisions of the Merger Agreement are not performed in accordance with their specific terms or are otherwise breached. Just Eat Takeaway.com and Grubhub have agreed that, prior to the termination of the Merger Agreement, they will be entitled to an injunction or injunctions to prevent breaches or threatened breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Transaction, including the right of a party to cause the other parties to complete the Transaction and other transactions contemplated by the Merger Agreement, in addition to any other remedy to which they are entitled at law or in equity. Just Eat Takeaway.com and Grubhub have further agreed not to assert that a remedy of specific performance is unenforceable, invalid, contrary to law or inequitable for any reason. No party is required to prove damages or obtain a bond as a condition to obtaining specific performance as a remedy.

Governing Law

The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of laws that would cause the application of the laws of any jurisdiction other than the State of Delaware, except any provision which expressly relates to the fiduciary duties of directors which arise under the laws of the Netherlands which are governed by, and construed in accordance with the laws of the Netherlands. Just Eat Takeaway.com and Grubhub have submitted to the exclusive jurisdiction of the Delaware Court of Chancery or, to the extent that court declines to accept jurisdiction over a particular matter, any federal court located in Delaware, in the event any dispute among the parties to the Merger Agreement arises out of the Merger Agreement or the transactions contemplated by the Merger Agreement.

Merger Agreement Amendments

On 4 September 2020, Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II entered into an amendment agreement to the Merger Agreement (the "First Merger Agreement Amendment") extending the end date from 10 June 2021 to 31 December 2021 in order to provide additional certainty for the parties regarding the timing of the necessary steps to Completion, including the registration of the New Just Eat Takeaway.com Shares and New Just Eat Takeaway.com ADSs under the Securities Act.

On 12 March 2021, Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II entered into a second amendment agreement to the Merger Agreement (the "Second Merger Agreement Amendment"). The Second Merger Agreement Amendment provides that each New Just Eat Takeaway.com ADS issued pursuant to the Merger Agreement will represent one-fifth of a New Just Eat Takeaway.com Share and effects certain related mechanical changes to the Merger Agreement. The Second Merger Agreement Amendment does not affect the exchange ratio used to calculate the merger consideration to which Grubhub's stockholders are entitled under the Merger Agreement.

THE VOTING AND SUPPORT AGREEMENT

The following summarizes the material provisions of the voting and support agreement dated 10 June 2020 and made between Jitse Groen and Grubhub (the "Voting and Support Agreement"). This summary does not purport to be complete and may not contain all of the information about the Voting and Support Agreement that is important to you. The rights and obligations contained in the Voting and Support Agreement are governed by the express terms and conditions of the Voting and Support Agreement and not by this summary or any other information contained in this Prospectus.

Concurrently with the execution of the Merger Agreement on 10 June 2020, as inducement for Grubhub to enter into the Merger Agreement, Grubhub entered into the Voting and Support Agreement with Jitse Groen, the CEO of Just Eat Takeaway.com and a Just Eat Takeaway.com Shareholder (via his personal holding company, Gribhold B.V.).

Pursuant to the Voting and Support Agreement, Mr. Groen agreed during the term of the Voting and Support Agreement to, among other things, upon the terms and subject to the conditions therein, vote or cause to be voted all of his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares:

•
in favor of (1) the resolution to pursue the transactions contemplated by the Merger Agreement under Section 2:107a BW, the resolution to delegate authority to the Management Board to issue the New Just Eat Takeaway.com Shares and the resolution to approve the terms of the Merger Agreement, (2) the board nominations and (3) approval of the delegation of authority to exclude or limit pre-emptive rights in relation to the issuance of the New Just Eat Takeaway.com Shares;

•
in favor of, at the request of Grubhub, any other matter submitted by Just Eat Takeaway.com related to the transactions contemplated by the Merger Agreement (with the Just Eat Takeaway.com Boards recommending that Just Eat Takeaway.com Shareholders vote to approve such matter);

•
against any Just Eat Takeaway.com takeover proposal or any agreement providing for any Just Eat Takeaway.com takeover proposal or any other matter submitted for shareholder approval at the Extraordinary General Meeting related to a Just Eat Takeaway.com takeover proposal;

•
against any proposal, action or agreement that would reasonably be expected to (1) prevent or nullify any provision of the Voting and Support Agreement, (2) result in a material breach of any covenant, representation, warranty or any other obligation or agreement contained in the Merger Agreement or the Voting and Support Agreement, (3) result in any Condition not being satisfied or (4) prevent or materially delay, frustrate or impede the approval, implementation or consummation of any of the transactions contemplated by the Merger Agreement, or any of the documentation or transactions included in, contemplated by, or in connection with, the Merger Agreement or the Voting and Support Agreement.

Mr. Groen has also agreed, subject to certain exceptions, not to sell or otherwise transfer his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares.

The Voting and Support Agreement will terminate upon the earliest of (1) the mutual written agreement of each party, (2) immediately following Completion, (3) the termination of the Merger Agreement in accordance with its terms, (4) the Just Eat Takeaway.com Boards changing their recommendations related to the transactions contemplated by the Merger Agreement adverse to Grubhub and (5) such time that the Merger Agreement is amended without the written consent of Mr. Groen in a manner that increases the merger consideration or is adverse to Mr. Groen relative to other Just Eat Takeaway.com Shareholders.

As at the Latest Practicable Date, Mr. Groen's holding of Just Eat Takeaway.com Shares comprised approximately 10.29% of Just Eat Takeaway.com's total issued share capital, all of which is held indirectly.

CAPITALIZATION AND INDEBTEDNESS

The tables below set forth the Just Eat Takeaway.com Group's consolidated capitalization and indebtedness as of 31 March 2021 on an actual basis and on an adjusted basis to reflect the impact on the Just Eat Takeaway.com Group's consolidated capitalization and indebtedness of (i) the issue of the New Just Eat Takeaway.com Shares and (ii) the costs expected to be incurred by the Just Eat Takeaway.com Group in connection with the Transaction. The following tables do not otherwise reflect the impact of the Transaction on the consolidated balance sheet of the Just Eat Takeaway.com Group. For a full analysis of the impact of the Transaction on the consolidated balance sheet of the Just Eat Takeaway.com Group, please see "Unaudited Pro Forma Consolidated Financial Information".

All of the information in the following tables has been extracted from the unaudited accounting records of the Just Eat Takeaway.com Group as of and for the three-month period ended 31 March 2021 and the Unaudited Pro Forma Consolidated Financial Information (as defined in the "Unaudited Pro Forma Consolidated Financial Information" section of this Prospectus), except as otherwise noted. These tables should be read in conjunction with the consolidated financial statements of the Just Eat Takeaway.com Group for the year ended 31 December 2020 and the notes thereto incorporated by reference in this Prospectus, "Unaudited Pro Forma Consolidated Financial Information" and "Operating and Financial Review of the Just Eat Takeaway.com Group". See "Description of Just Eat Takeaway.com Shares" for information concerning the Just Eat Takeaway.com Group's share capital.

Capitalization

	As of 31 March 2021
	Just Eat Takeaway.com Group (unaudited)	Just Eat Takeaway.com Group as adjusted for the Transaction (unaudited) (4)(5)
€m
Total current debt (including current portion of non-current debt)	33	33
Guaranteed	-	-
Secured	-	-
Unguaranteed/unsecured(1)	33	33

Total non-current debt (excluding current portion of non-current debt)	1,512	1,512
Guaranteed	-	-
Secured	-	-
Unguaranteed/unsecured (2)	1,512	1,512

Shareholders' equity	9,188	15,242
Share capital	6	9	(4a)
Legal reserves(3)	381	381
Other reserves(3)	8,801	14,852	(4b)

Total capitalization	10,733	16,787

(1)
Current unguaranteed/unsecured debt comprises Lease liabilities due within one year and Current borrowings, consisting of amounts outstanding on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021, each as defined in the "Risk Factors" section of this Prospectus. The Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 constitute direct, unconditional, unsubordinated and unsecured obligations of the Just Eat Takeaway.com Group. Further information on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 is provided in Notes 22 and 32 of the 2020 Just Eat Takeaway.com Consolidated Financial Statements, incorporated by reference into this Prospectus.

(2)
Non-current unguaranteed/unsecured debt comprises Lease liabilities due after one year and Non-current borrowings, consisting of amounts outstanding on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021, each as defined in the "Risk Factors" section of this Prospectus. The Convertible Bonds 2019, the Convertible Bonds

2020 and the Convertible Bonds 2021 constitute direct, unconditional, unsubordinated and unsecured obligations of Just Eat Takeaway.com. Further information on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 is provided in Notes 22 and 32 of the 2020 Just Eat Takeaway.com Consolidated Financial Statements, incorporated by reference into this Prospectus.

(3)	Legal Reserves and Other Reserves do not include accumulated deficits.

(4)
Under the terms of the Transaction, each Grubhub Share will be converted into the right to receive New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares. This results in the issuance of up to 66,080,380 New Just Eat Takeaway.com Shares, based on Grubhub's fully diluted shares outstanding as of 20 April 2021, calculated in accordance with the treasury stock method. This represents a preliminary purchase consideration of €6,085 million based on the closing market price of Just Eat Takeaway.com Shares on Euronext Amsterdam on 20 April 2021, which was €92.08.

a.
The adjustment to share capital of €3 million consists of the issuance of up to 66,080,380 New Just Eat Takeaway.com Shares (with a nominal value €0.04), based on Grubhub’s fully diluted shares outstanding on 20 April 2021, calculated in accordance with the treasury stock method.

b.
The adjustment to Other reserves of €6,051 million consists of the surplus consideration on the issuance of the New Just Eat Takeaway.com Shares of €6,082 million less €31 million transaction costs related to the issuance to be paid by Just Eat Takeaway.com and capitalized as Other reserves.

(5)
The Just Eat Takeaway.com Group's total capitalization in the table above does not include adjustments to incorporate Grubhub's current and non-current debt which will be acquired in the Transaction. As at 31 December 2020, calculated on an IFRS basis and under Just Eat Takeaway.com's accounting policies, these amounts comprised:

a.	Current unguaranteed/unsecured debt comprising Grubhub's Lease liabilities due within one year of €15 million.

b.
Non-current guaranteed debt comprising the non-current portion of amounts outstanding of €402 million under the Grubhub Senior Notes. The Grubhub Senior Notes are guaranteed on a senior unsecured basis by Grubhub.

c.	Non-current unguaranteed/unsecured debt comprising Grubhub's Lease liabilities due after one year of €84 million.

There has been no material change to the Just Eat Takeaway.com Group's total capitalization since 31 March 2021.

Indebtedness

	As of 31 March 2021
	Just Eat Takeaway.com Group (unaudited)	Just Eat Takeaway.com Group as adjusted for the Transaction (unaudited) (5)(6)
€m
A. Cash	1,543	1,540
B. Cash equivalents	-	-
C. Trading Securities	-	-
D. Liquidity (A+B+C)	1,543	1,540

E. Current Financial Receivable	-	-

F. Current Bank debt	-	-
G. Current portion of non-current debt (1)	12	12
H. Other current financial debt (2)	21	21

I. Current financial debt (F+G+H)	33	33

J. Net current financial indebtedness (I-E-D)	(1,510)	(1,507)

K. Non-current banks loans	-	-
L. Bonds issued (3)	1,447	1,447
M. Other non-current loans (4)	65	65

N. Non-current financial indebtedness (K+L+M)	1,512	1,512

O. Net financial indebtedness (J+N)	2	5

(1)
Current portion of non-current debt comprises the Current borrowings, consisting of amounts outstanding on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021, each as defined in the "Risk Factors" section of this Prospectus. Further information on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 is provided in Notes 22 and 32 of the 2020 Just Eat Takeaway.com Consolidated Financial Statements, incorporated by reference into this Prospectus.

(2)	Other current financial debt comprises Lease liabilities due within one year.

(3)
Bonds issued comprises Non-current borrowings, consisting of amounts outstanding on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021, each as defined in the "Risk Factors" section of this Prospectus. Further information on the Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021 is provided in Notes 22 and 32 of the 2020 Just Eat Takeaway.com Consolidated Financial Statements, incorporated by reference into this Prospectus.

(4)	Other non-current loans comprise Lease liabilities due after one year.

(5)
The adjustment to Cash represents costs relating to the Transaction which will be paid by the Just Eat Takeaway.com Group totaling €67 million, of which €35 million has been expensed and €29 million has been prepaid and recorded as under Other current assets as at 31 March 2021, resulting in an adjustment to Cash of €3 million.

(6)
The Just Eat Takeaway.com Group's indebtedness in the table above does not include adjustments to include Grubhub's net financial indebtedness which will be acquired in the Transaction. As at 31 December 2020, calculated on an IFRS basis and under Just Eat Takeaway.com's accounting policies, these amounts comprised:

a.	Cash of €239 million.

b.	Other current financial debt comprising of Lease liabilities due within one year of €15 million.

c.
Bonds issued comprised of an aggregate principal amount of €402 million of the Grubhub Senior Notes issued and outstanding as of 31 December 2020. The Grubhub Senior Notes are guaranteed on a senior unsecured basis by Grubhub.

d.	Other non-current loans comprising Grubhub's Lease liabilities due after one year of €84 million.

As of 31 March 2021, the Just Eat Takeaway.com Group has no indirect indebtedness and no contingent indebtedness, other than:

•
Lease arrangements - Just Eat Takeaway.com applies the short-term lease recognition exemption to its short-term leases (i.e., <1 year). Expected future commitments totaled €16 million as at 31 March 2021.

•
Commitments for expenditure - Just Eat Takeaway.com has commitments for expenditure as at 31 March 2021 for an amount of €137 million mainly related to marketing and sponsoring contracts, IT contracts and excluding leasehold improvements.

•
Lease commitments - At 31 March 2021, Just Eat Takeaway.com has entered into new lease arrangements for offices in Berlin, Amsterdam, Sydney and Madrid that had not commenced as at that date. The lease payments amount to €8 million, €5 million, €4 million and €2 million annually, with initial lease terms of 10 years, 5 years, 5 years and 10 years, respectively.

There has been no material change to the Just Eat Takeaway.com Group's net indebtedness since 31 March 2021.

OPERATING AND FINANCIAL REVIEW OF THE JUST EAT TAKEAWAY.COM GROUP

The following is a discussion and analysis of the Just Eat Takeaway.com Group's results of operations and financial condition as at and for the years ended 31 December 2020, 2019 and 2018 (the "periods under review"). Except where otherwise noted, the discussion of the Just Eat Takeaway.com Group's results of operations is based on the financial information extracted from the Just Eat Takeaway.com Consolidated Financial Statements. Pro forma financial information relating to the combined financial information of the Just Eat Takeaway.com Group, the Grubhub Group, and Just Eat Limited (formerly Just Eat plc) and its subsidiaries from time to time (the "Just Eat Group") is set forth in the chapter entitled "Unaudited Pro Forma Consolidated Financial Information" of this Prospectus. This discussion should also be read in conjunction with the information relating to the business of the Just Eat Takeaway.com Group included in the "Important Information—Presentation of Financial and Other Information" and "—What is the key financial information regarding the issuer?" sections of this Prospectus.

The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, certain key performance indicators (each a "KPI" and, together, the "KPIs") in this section are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group giving effect to the Just Eat Acquisition as of a certain date in order to provide comparable information for the periods under review. Any information regarding KPIs that is presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group is explicitly identified as such. All other information regarding KPIs presented in this section consists of the Just Eat Takeaway.com Group's actual results. Furthermore, due to the scale of the Just Eat Group and the resulting impact of its consolidation into the Just Eat Takeaway.com Group on the financial results of the Just Eat Takeaway.com Group during the year ended 31 December 2020, the comparative discussion of the financial results of the Just Eat Takeaway.com Group for the year ended 31 December 2020 and the year ended 31 December 2019 may be of limited use in assessing the performance of the business year-over-year.

The discussion in this chapter contains forward-looking statements that reflect the Just Eat Takeaway.com Group's plans, estimates and beliefs and involve risks and uncertainties. The Just Eat Takeaway.com Group's actual results could differ materially from those discussed in these forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this Prospectus, particularly in the "Risk Factors" and "—Forward-Looking Statements" sections of this Prospectus.

The following discussion of the Just Eat Takeaway.com Group's results of operations also makes reference to certain non-IFRS financial measures. Prospective investors should bear in mind that these non-IFRS financial measures are not financial measures defined in accordance with IFRS, may not be comparable to other similarly titled measures of other companies, may have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Just Eat Takeaway.com Group's operating results as reported under IFRS. See "—Presentation of Financial and Other Information—Key Non-IFRS financial measures".

The financial information and related discussion and analysis contained in this section are presented in euro unless specified otherwise, and many of the amounts and percentages have been rounded for convenience of presentation.

Overview

The Just Eat Takeaway.com Group generates revenue primarily through the Orders placed on its platform. This revenue is derived principally from commissions charged to restaurants based on a percentage of the GMV of a particular Order, and, to a lesser extent, delivery fees charged to the consumer for delivery services provided by the Just Eat Takeaway.com Group's own logistical food delivery services for Orders from restaurants that do not deliver themselves ("Delivery"), payment services fees charged to restaurants for processing online payments and other revenue streams such as restaurant promoted placement, subscription, and merchandise revenue.

The Just Eat Takeaway.com Group believes that the Just Eat Takeaway.com Group benefits from powerful network effects, which enhances the value of its platform for both consumers and restaurants, and as such, positively impacts its performance. An increase in the number of Active Consumers (as defined below in "—Key Performance Indicators") on the platform drives the number of Orders, as (i) new consumers bring new Orders to the platform and (ii) the Just Eat Takeaway.com Group's experience suggests that the frequency of ordering from returning consumers generally increases over time. More Orders result in more GMV being generated over the Just Eat Takeaway.com Group's platforms, which in turn attracts more restaurants seeking to benefit from the enhanced business opportunity. Restaurant supply growth is also a function of the Just Eat Takeaway.com Group's investment in its sales teams, which improves the Just Eat Takeaway.com Group's capacity to acquire new restaurants, and ability to offer Delivery to those restaurants that do not deliver themselves. The growing number of restaurants on its platforms enhances and diversifies the offering, in turn attracting more consumers. The data gathered from Orders placed on the platform further enable the Just Eat Takeaway.com Group to enhance its offering to restaurants and consumers. The data also enables greater personalization and targeted consumer relation management to consumers to optimize Orders per Returning Active Consumer (as defined below in "—Key Performance Indicators"), and opportunities for restaurants to acquire Orders, for example through targeted promotion to the Just Eat Takeaway.com Group's consumers.

The self-reinforcing nature of these network effects not only helps the Just Eat Takeaway.com Group to grow its GMV but also to sustain its position and to improve its ability to produce positive adjusted EBITDA within segments where it is able to attain clear leadership based on GMV. As an increasing number of Orders are generated by a predictable base of existing consumers and considering relatively stable platform costs, a clear leader is able to achieve operational leverage, typically including lower marketing costs per Order (calculated as marketing expenditures divided by number of Orders), and therefore higher operating margins than competitors with lower GMV.

The Just Eat Takeaway.com Group has invested in establishing and expanding its Delivery services, enhancing the network effects through combining its marketplace with a targeted roll-out of Delivery to create hybrid marketplaces. This strategy recognizes the Just Eat Takeaway.com Group's belief that the winning model in online food delivery will be the one which gives consumers the broadest choice and the best experience. Having established market-leading positions in terms of GMV in its largest markets, the Just Eat Takeaway.com Group is successfully building a meaningful and highly complementary Delivery offering for those restaurants – including global quick service restaurant chains – that do not have their own delivery capability. This has driven the creation of a hybrid marketplace model that the Just Eat Takeaway.com Group believes is well placed to retain, enhance or gain leading positions.

While initiatives such as investing in marketing and expanding the Delivery offering, depending on their nature and timing, impact the Just Eat Takeaway.com Group's costs and financial results, the Just Eat Takeaway.com Group considers it important to continue to invest to drive the significant long-term value creation opportunity and believes that these strategic initiatives will capitalize on the strengths of its hybrid marketplace and will serve to: (a) further develop or grow its market positions; (b) offer consumers the broadest choice across meal occasions thereby enhancing the Just Eat Takeaway.com Group's consumer growth and retention, Orders per Returning Active Consumer and Delivery economics at scale; and (c) drive long-term revenue growth and profit.

Key Performance Indicators

The Just Eat Takeaway.com Group's management uses certain KPIs to analyze the Just Eat Takeaway.com Group's business and financial performance and help develop long-term strategic plans. These KPIs are not included in the Just Eat Takeaway.com Consolidated Financial Statements and have not been audited or otherwise reviewed by independent auditors, consultants or experts. The Just Eat Takeaway.com Group's KPIs are defined as follows:

•
Restaurants. The total number of restaurants listed on the Just Eat Takeaway.com Group's platforms as at a particular date. The Just Eat Takeaway.com Group believes the total number of restaurants is a useful measure for investors because growth in the number of restaurants on the Just Eat Takeaway.com Group's platforms enhances and diversifies the offering to consumers, in turn attracting more consumers, and, as such, promotes network effects and positively impacts performance. The Just Eat Takeaway.com Group's management uses the total number of restaurants listed on the Just Eat Takeaway.com Group's platforms internally to evaluate market position and penetration, and to assess the value proposition to consumers.

•
Active Consumers. Unique consumer accounts (identified by a unique email address) from which at least one Order has been placed on the Just Eat Takeaway.com Group's platforms in the preceding 12 months. Some individual consumers may have more than one account and therefore count as more than one Active Consumer if they used multiple email addresses to order food. Similarly, it is possible that multiple consumers may use the same email address, in which case such consumers would only be counted as a single Active Consumer. The Just Eat Takeaway.com Group believes, however, that it is unlikely that there is a significant number of individual consumers with multiple accounts, each of which is active. The Just Eat Takeaway.com Group believes Active Consumers is a useful measure for investors because it indicates the Just Eat Takeaway.com Group's market position and level of penetration in a particular market, and allows investors to assess the level of engagement with the Just Eat Takeaway.com Group's platforms based on growth in Active Consumers. The Just Eat Takeaway.com Group's management uses Active Consumers, as a key revenue driver, to evaluate operating performance and as a valuable measure of the size of its engaged base of consumers.

•
Orders. The number of Orders by consumers that were processed through the Just Eat Takeaway.com Group's websites and mobile applications (that is, excluding orders processed through third party websites). The Just Eat Takeaway.com Group believes the number of Orders is a useful measure for investors because revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, is generated from Orders, growth of which leads to greater GMV and therefore greater commissions. The Just Eat Takeaway.com Group's management uses Orders to assess performance, including across segments or periods, while controlling for changes in commission rates.

•
Delivery Share. Delivery Share is calculated as a percentage equal to (i) the number of Orders for Delivery by the Just Eat Takeaway.com Group ("Delivery Orders") in a particular period divided by (ii) the total number of Orders in such period. Delivery Orders have fundamentally different unit economics to Orders which are delivered by the restaurants themselves, so the Just Eat Takeaway.com Group believes Delivery Share is a useful measure for investors as it provides insight into one of the main drivers of adjusted EBITDA margin in each market.

•
Orders per Returning Active Consumer. Orders per Returning Active Consumer is calculated as the number of Orders by a Returning Active Consumer during the period divided by the average number of Returning Active Consumers (where "Returning Active Consumer" is defined as Active Consumers who have ordered more than once in the preceding 12 months) during the period. The Just Eat Takeaway.com Group believes the number of Orders per Returning Active Consumer is a useful measure for investors because growth of such Orders reflects continued user activation and engagement and may lead to reduced marketing costs per Order. The Just Eat Takeaway.com Group's management uses Orders per Returning Active Consumer to assess consumer retention and engagement, and to implement supply- or demand-based initiatives to continuously improve this metric and generate more Orders.

•
Average Order Value. Average Order Value represents GMV divided by the number of Orders in a particular period. The Just Eat Takeaway.com Group believes Average Order Value is a useful measure for investors because it gives insight into structural differences in the cost of food between markets, which impacts revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, as it is based on the GMV of merchandise (food) sold via Orders. The Just Eat Takeaway.com Group's management uses Average Order Value primarily for forecasting purposes.

•
Gross Merchandise Value (GMV). GMV consists of total value of merchandise (food) sold via Orders in a particular period. GMV includes commissionable value and therefore does not include service or Delivery fees charged by the Just Eat Takeaway.com Group, nor does it include tips which the Just Eat Takeaway.com Group collects on behalf of couriers. The Just Eat Takeaway.com Group believes GMV is a useful measure for investors because revenue from commissions, the primary source of revenue for the Just Eat Takeaway.com Group, is based on the GMV of merchandise (food) sold via Orders and the Just Eat Takeaway.com Group's management uses GMV to assess performance, including across segments or periods, while controlling for changes in commission rates.

Key Factors Affecting Results of Operations

Growth in Number of Orders and Delivery Share

The number of Orders placed and processed through the Just Eat Takeaway.com Group's platforms has a direct impact on its financial performance. The Just Eat Takeaway.com Group believes that the number of Orders, which are placed and processed in a particular market, is largely driven by network effects and brand awareness and preference among consumers in its markets, as well as a secular trend of food ordering gradually shifting from offline channels to online channels, which is a common feature across all markets. The Just Eat Takeaway.com Group has continued to invest significantly in marketing in the periods under review, which has been designed to enhance brand awareness and preference, so as to establish and maintain its market-leading positions based on GMV in its largest markets and thereby enhance network effects. See "—Key Factors Affecting Results of Operations—Marketing Expenditure". Orders are also driven by restaurant supply, which includes the growth in restaurant supply from offering Delivery services for restaurants that do not deliver themselves.

Network effects have led to, and have been enhanced by, increases in the numbers of restaurants and Active Consumers in the periods under review. In addition, the number of restaurants and Active Consumers has increased due to the acquisitions of Just Eat and the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany (the "Acquired German Businesses") (see "—Key Factors Affecting Results of Operations—Acquisitions and Divestitures"). The Just Eat Takeaway.com Group had approximately 244,000 restaurants and 60 million Active Consumers as at 31 December 2020 on a combined basis, as compared with approximately 173,000 restaurants and 48 million Active Consumers as at 31 December 2019 and approximately 138,000 restaurants and 40 million Active Consumers as at 31 December 2018. The restaurant estate increased due to the network effects mentioned above and the investments in sales staff as well as the Delivery option, thereby creating a larger and wider offering for the consumer. Although the growth rate of new consumers naturally varies to some extent, the Just Eat Takeaway.com Group has consistently increased the number of Active Consumers. These comprise consumers who were already ordering from earlier cohorts as well as new customers, which was strengthened by the increase in Returning Active Consumers in recent years.

In addition, the impact of the number of Orders on the financial performance of the Just Eat Takeaway.com Group is further affected by Delivery Share as Delivery Orders carry a significantly higher commission rate than those delivered by the restaurants and/or include consumer Delivery charges.

The following tables present the number of Orders and Delivery Share for the periods indicated:

	Combined(1)			Actual
in millions	Year ended 31 December			Year ended 31 December
Total Orders	2020	2019	2018	2020	2019		2018
United Kingdom	179	133	123	141	NA	(3)	NA	(3)
Germany(4)	112	69	33	112	69		33
Canada	86	48	31	69	NA	(3)	NA	(3)
The Netherlands	49	38	33	49	38		33
Rest of the World(5)	162	125	91	139	52		28
Total Orders	588	413	310	510	159		94

	Combined(1)				Actual
in millions	Year ended 31 December				Year ended 31 December
Delivery Share (%)	2020	2019	2018		2020	2019	2018
United Kingdom	15%	8%	U/A	(2)	17%	NA (3)	NA	(3)
Germany(4)	7%	5%	U/A	(2)	7%	6%	U/A	(2)
Canada	100%	100%	U/A	(2)	100%	NA (3)	NA	(3)
The Netherlands	8%	5%	U/A	(2)	8%	5%	U/A	(2)
Rest of the World(5)	20%	9%	U/A	(2)	21%	6%	U/A	(2)
Total	26%	18%	12%		30%	5%	NA

(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, these figures are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2018 to provide comparable information for the periods presented. The actual results of the Just Eat Group for the periods prior to the completion of the Just Eat Acquisition have been added to the actual results of the Just Eat Takeaway.com Group for such periods. These figures do not adjust for any acquisitions during the periods presented other than the Just Eat Acquisition.

(2)
Delivery Share information with respect to the year ended 31 December 2018 is not available at the segment level or on a combined basis, in accordance with note (1) above, because such metric was formally implemented to track the business and financial performance of the Just Eat Takeaway.com Group after the end of such period.

(3)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2019 and 2018.

(4)
The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019. These figures do not reflect the operations or results of the Acquired German Businesses prior to 1 April 2019.

(5)	See "—Segmental Just Eat Takeaway.com Group Results of Operations" for information regarding the markets comprising the Rest of the World during the periods under review.

The Just Eat Takeaway.com Group has experienced significant and sustained growth in the number of Orders in each of its largest markets. This reflects both significant organic growth in the number of Orders in the periods under review, which Just Eat Takeaway.com attributes largely to the Just Eat Takeaway.com Group's consumer proposition, the acquisition by Just Eat Takeaway.com of the Acquired German Businesses for a total consideration of €1.2 billion consisting of cash and Just Eat Takeaway.com Shares (the "German Businesses Acquisition") and the Just Eat Acquisition. To track the growth and stability of its consumer base, the Just Eat Takeaway.com Group monitors the number of Orders generated by consumer cohorts (consumers grouped by the calendar period in which they each first placed an Order with the Just Eat Takeaway.com Group) over time. The increase in the number of Orders in existing markets reflects the Just Eat Takeaway.com Group's success in adding Orders from new consumers to Orders from existing consumers that have exhibited predictability in terms of Order frequency. Growth in the number of Orders in Germany and certain countries in the Rest of the World also reflects, in addition to organic growth, the impact of acquisitions during the periods under review. See "—Key Factors Affecting Results of Operations—Acquisitions and Divestitures". Orders in the United Kingdom and Canada in the year ended 31 December 2020 reflect the Just Eat Acquisition and consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020. On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, Orders per Returning Active Consumer increased to 15.2 in the year ended 31 December 2020 as compared with 13.2 in the year ended 31 December 2019 and 11.4 in the year ended 31 December 2018, evidencing Returning Active Consumers ordering more often per year.

GMV and Average Order Value

As the Just Eat Takeaway.com Group's commissions are typically a percentage of GMV of a particular Order, Order value size is a significant factor affecting results of operations. Average Order Value is largely a function of general economic conditions and other factors specific to each market, which are, in large part, outside of the Just Eat Takeaway.com Group's control.

The following tables present GMV and Average Order Value (GMV divided by the number of Orders) for the periods indicated:

	Combined(1)			Actual
in billions	Year ended 31 December			Year ended 31 December
GMV (€)(2)	2020	2019	2018	2020	2019		2018
United Kingdom	4.0	2.8	2.5	3.1	NA	(3)	NA	(3)
Germany(4)	2.5	1.5	0.7	2.5	1.5		0.7
Canada	1.7	1.0	0.6	1.1	NA	(3)	NA	(3)
The Netherlands	1.2	0.8	0.7	1.2	0.8		0.7
Rest of the World(5)	3.5	2.5	1.9	3.1	0.7		0.4
Total	12.9	8.6	6.4	11	3.0		1.8

(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, these figures are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2018 to provide comparable information for the periods presented. These figures do not adjust for any acquisitions during the periods presented other than the Just Eat Acquisition.

(2)
Transactions in currencies other than euro are initially recognized at the rates of exchange prevailing at the dates of the transactions and, at the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

(3)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019 and during the six-month period ended 30 June 2019.

(4)
The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019. These figures do not reflect the operations or results of the Acquired German Businesses prior to 1 April 2019.

(5)	See "—Segmental Just Eat Takeaway.com Group Results of Operations" for information regarding the markets comprising the Rest of the World during the periods under review.

	Combined(1)			Actual
	Year ended 31 December			Year ended 31 December
Average Order Value (€)(2)	2020	2019	2018	2020	2019		2018
United Kingdom	22.34	21.36	20.63	22.28	NA	(3)	NA	(3)
Germany(4)	22.67	20.90	20.39	22.67	20.90		20.39
Canada	20.37	20.22	20.50	20.38	NA	(3)	NA	(3)
The Netherlands	23.54	21.42	20.61	23.54	21.42		20.61
Rest of the World(5)	21.55	19.82	21.09	21.54	14.99		15.65
Average Order Value(6)	22.00	20.69	20.72	22.08	19.10		19.02

(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. Due to the scale of the Just Eat Group, these figures are presented on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2018 to provide comparable information for the periods presented. These figures do not adjust for any acquisitions during the periods presented other than the Just Eat Acquisition.

(2)
Transactions in currencies other than euro are initially recognized at the rates of exchange prevailing at the dates of the transactions and, at the end of each reporting period, monetary items denominated in foreign currencies are retranslated at the rates prevailing at that date.

(3)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2019 and 2018.

(4)
The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019. These figures do not reflect the operations or results of the Acquired German Businesses prior to 1 April 2019.

(5)	See "—Segmental Just Eat Takeaway.com Group Results of Operations" for information regarding the markets comprising the Rest of the World during the periods under review.

(6)	Weighted average, calculated as total GMV during the applicable period divided by the total number of Orders during such period.

There are significant variations in the Average Order Value across markets. For example, certain markets in the Rest of the World, such as Poland, have significantly lower Average Order Value as compared with other markets, largely reflecting the lower relative cost of food, while other markets in this segment, such as Switzerland, have a higher Average Order Value reflecting the higher cost of food in Switzerland generally. The Just Eat Takeaway.com Group's overall Average Order Value is impacted by the relative growth of higher Average Order Value markets against lower Average Order Value markets and the addition of higher Average Order Value or lower Average Order Value markets through acquisitions.

Commissions, Delivery Fees and Other Revenue

The Just Eat Takeaway.com Group's results of operations are dependent upon the commissions, Delivery fees charged to consumers and other revenue that it receives, which includes online payment services fees, promoted placement fees and sales of merchandise. The following table presents commission revenue, consumer Delivery fee revenue and other revenue for the periods indicated:

€ in millions	Year ended 31 December
	2020	2019		2018
Commission revenue	1,654	372		210
Consumer Delivery fees	231	—	(1)	—	(1)
Other revenue	157	44		22
Revenue	2,042	416		232

(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have consumer Delivery fee revenue during the years ended 31 December 2019 and 2018.

Commissions

Commission revenue is earned through contracts with restaurants and through arrangements entered into with consumers via the Just Eat Takeaway.com Group's ordering platforms. Commission revenue primarily includes commission fees charged for order facilitation services and for providing Delivery services for restaurants that do not deliver themselves and is typically a percentage of the GMV per Order charged to restaurants on a per Order basis. The Just Eat Takeaway.com Group sets standard commission rates for each of its markets. The Just Eat Takeaway.com Group periodically assesses the commission rates that it charges in each country and determines whether the rate needs to be maintained or updated. The Just Eat Takeaway.com Group occasionally increases its commission rates to reflect continuous improvements in its value proposition for restaurants, including its investments in marketing and technology, merchandise and other restaurant services, and its expanding network of both consumers and restaurants. Commission revenue is also impacted by changes to average commission rates due to the changes in the proportion of Delivery Orders (i.e., changes in Delivery Share), which Orders carry a significantly higher commission rate than those delivered by the restaurants.

Commission revenue is net of vouchers. Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers' use of the Just Eat Takeaway.com Group's platforms. Discount vouchers are recognized as a reduction to revenue when the voucher is redeemed by the consumer. Customer care vouchers are given where there is an unsatisfactory consumer experience. Customer care vouchers are recognized as a reduction to revenue when the voucher is awarded as they relate to past orders and therefore a liability is recognized on issuance of the voucher.

Consumer Delivery Fees

Consumer Delivery fee revenue represents Delivery fees charged to the consumer in connection with Orders when the Just Eat Takeaway.com Group is responsible for providing the food delivery. Delivery fees are charged to consumers as a fixed amount per Order, but the Delivery fee charged to consumers per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers.

Other Revenue

The Just Eat Takeaway.com Group also generates other revenue in the form of online payment services fees, promoted placement fees (whereby restaurants are charged a fee in order to appear higher up in search results on the Just Eat Takeaway.com Group's applications) and sales of merchandise.

Other revenue accounted for 8% and 11% of total revenue for the years ended 31 December 2020 and 2019, respectively. Other revenue accounted for a lower percentage of the Just Eat Takeaway.com Group's revenue in the year ended 31 December 2020 as compared to the year ended 31 December 2019 mainly due to the effect of the partial period impact of the Just Eat Acquisition in the year ended 31 December 2020 on consumer Delivery fee revenue, resulting in other revenue accounting for a lower percentage of the Just Eat Takeaway.com Group's revenue in spite of overall growth in other revenue period-over-period.

Development of Logistical Food Delivery Services

In recent years, the Just Eat Takeaway.com Group has made substantial investments in its own Delivery businesses and further grown its Delivery businesses through the Just Eat Acquisition generally and the Just Eat Group business in Canada in particular, where almost all Orders are Delivery Orders. The Just Eat Takeaway.com Group believes that investing in a hybrid business model, through which it offers its own food delivery services in select cities in tandem with its marketplace model, is the most attractive strategy to continue to grow the Just Eat Takeaway.com Group's business while remaining focused on achieving overall profitability.

On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 January 2018, Orders where the Just Eat Takeaway.com Group provided Delivery represented 26%, 18% and 12% of the Just Eat Takeaway.com Group's total Orders in the years ended 31 December 2020, 2019 and 2018, respectively. The increase in the percentage representing Delivery Orders of the Just Eat Takeaway.com Group's total Orders is due primarily to the growth in Canada, which is the Just Eat Takeaway.com Group's third-largest market in terms of Orders, almost all of which are Delivery Orders, and the continued expansion of Delivery across various markets, including the introduction of Scoober in the UK and France. On a combined basis reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, the Just Eat Takeaway.com Group also experienced an increase in Delivery Orders as a percentage of total Orders in each of the United Kingdom, Germany, the Netherlands and the Rest of the World in the year ended 31 December 2020 as compared to the years ended 31 December 2019 and 2018. The development of Delivery has helped to broaden the Just Eat Takeaway.com Group's restaurant offering in the cities in which it has been established, allowing consumers a greater selection of cuisines from which to choose. The Just Eat Takeaway.com Group also believes that the development of the Just Eat Takeaway.com Group's Delivery networks has increased its visibility in larger cities, which contributes to increased brand awareness. In certain continental European markets, the Just Eat Takeaway.com Group considers that the way in which it employs its couriers (all couriers directly employed by the Just Eat Takeaway.com Group are fully insured by it) has helped to establish the Just Eat Takeaway.com Group as a positive example of a marketplace company and has positively impacted brand awareness and preference in such markets.

The development of Delivery in the periods under review has impacted the Just Eat Takeaway.com Group's order fulfillment costs, which consist of courier costs and order processing costs, between periods, as the Delivery business model structurally results in higher total order fulfillment cost levels, due primarily to the cost of couriers, compared with a marketplace business model. In addition to increasing order fulfillment costs, the Just Eat Takeaway.com Group has added support and management staff, largely to support the growth of Delivery.

Marketing Expenditure

Marketing expenditure can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, search engine optimization and affiliate marketing (rewarding third parties for referrals to the Just Eat Takeaway.com Group's platform) and (ii) brand marketing, such as television and radio campaigns, and outdoor advertising (billboards).

Performance marketing spend generates costs for every Order generated. However, as brand awareness and preference increases as a result of such marketing investments, and particularly when clear leadership has been attained, the Just Eat Takeaway.com Group is able to generate a greater proportion of Orders from existing consumers, with respect to whom performance marketing costs are limited, which may lead to lower costs per Order. The Just Eat Takeaway.com Group typically sees a correlation between the cost of performance marketing (pay-per-click/pay-per-Order) per Order and its position relative to competitors in a market, with greater costs incurred per Order in those markets in which the competitive landscape is more fragmented and where the Just Eat Takeaway.com Group has not yet emerged as the clear leader.

The Just Eat Takeaway.com Group believes that brand awareness and preference are important drivers of performance in terms of overall consumer interaction, Orders, GMV and the number of restaurants that participate on the Just Eat Takeaway.com Group's platform. Brand awareness encourages new consumers to use the platform and brand preference drives existing consumers to increase the frequency of their Orders, which together generate higher GMV and, in turn, attracts new restaurants to the platform. Importantly, the Just Eat Takeaway.com Group's experience suggests that higher brand awareness and preference results, over time, in an increasing amount of direct traffic (that is, traffic without the assistance of search engine marketing, search engine optimization or affiliate marketing) to its platform, resulting in Orders. As direct traffic does not incur performance marketing expenses, a higher proportion of direct traffic to the Just Eat Takeaway.com Group's platforms leads to lower marketing spend on a per Order basis. Importantly, this trend is positively impacted by the increasing adoption and use of mobile applications. The level of brand marketing that the Just Eat Takeaway.com Group engages in is determined based on strategic goals with respect to presence and visibility in a particular market and global brand awareness and preference.

The Just Eat Takeaway.com Group has continued to invest significantly in marketing initiatives during the periods under review in order to enhance its brand awareness and preference and optimize its performance marketing. The intent of these initiatives is to establish and maintain its leading positions and thereby enhance network effects and maintain consumer growth. The Just Eat Takeaway.com Group's strategy is to continue to invest in brand marketing, to the extent feasible, in order to drive Orders and drive down marketing costs per Order in the long-term.

Acquisitions and Divestitures

The Just Eat Takeaway.com Group has made a number of acquisitions, the most recent of which were the acquisitions of Just Eat and the Acquired German Businesses, which have impacted its results of operations (and the comparability of such results between periods), principally by expanding its geographical footprint and by strengthening its operations in certain of its markets. In general, the Just Eat Takeaway.com Group's results of operations could be impacted by the acquisitions that it makes and financing options that it avails in relation thereto, as well as by the Just Eat Takeaway.com Group's decision to enter new markets or enhance its position in an existing market, primarily because such initiatives may require integrating the acquired business with its other operations and, in certain cases, invest significantly to build relevant market positions.

In September 2018, the Just Eat Takeaway.com Group acquired 10bis.co.il Ltd ("10bis"), an Israeli online food marketplace, for an aggregate consideration of €122 million. The acquisition of 10bis was financed by means of a €150 million bridge facility granted by ABN AMRO and ING Bank N.V., which was fully repaid from the proceeds of the issuance effected at 22 January 2019 of 8.35 million new Just Eat Takeaway.com Shares representing approximately 19% of Just Eat Takeaway.com's outstanding share capital (before the capital increase), raising €430 million through an accelerated bookbuild offering at an issue price of €51.50 per new Just Eat Takeaway.com Share and issuance of the Convertible Bonds 2019. The financial results associated with 10bis have been consolidated with those of the Just Eat Takeaway.com Group since the date of acquisition.

On 1 April 2019, Just Eat Takeaway.com acquired the Acquired German Businesses for a total consideration of €1,204 million, in cash and new Just Eat Takeaway.com Shares. The Just Eat Takeaway.com Group believes that Germany has the potential to be one of the largest markets worldwide, despite relatively low penetration currently when compared, for instance, to the Netherlands. The Just Eat Takeaway.com Group expects that more years of investment will be required for its market penetration in Germany to reach the market penetration levels of the Netherlands and beyond. The financial results of the Acquired German Businesses are consolidated with those of the Just Eat Takeaway.com Group from 1 April 2019, the date of completion of the acquisition.

On 31 January 2020, the Just Eat Acquisition was declared wholly unconditional, for an aggregate consideration of €7,430 million in the form of new Just Eat Takeaway.com Shares, and on 15 April 2020, following the lifting of a hold separate order issued by the CMA on 30 January 2020 that prohibited integration of the businesses, the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The primary reasons for the Just Eat Acquisition were to create one of the largest food delivery companies in the world, with scale, strategic vision and industry-leading capabilities, to acquire leading positions in attractive markets and a diversified geographic presence, to expand the product offering and to create significant value through economies of scale.

Industry Trends

The Just Eat Takeaway.com Group's operations and financial results have been and will continue to be affected by various secular trends including evolving consumer lifestyles shifting food consumption towards delivery and pick-up, consumer behavior shifting toward online and mobile devices and wider availability of food delivery options.

The net impact of the COVID-19 pandemic on the Just Eat Takeaway.com Group's business to date has been a favorable shift in consumer behavior, including an increase in online food ordering in the Just Eat Takeaway.com Group's key operational segments. When the first wave of the COVID-19 pandemic started gathering pace in the Just Eat Takeaway.com Group's markets, the Just Eat Takeaway.com Group committed to support its restaurants, couriers and people. In particular, the Just Eat Takeaway.com Group launched commission rebate packages to support its restaurant partners and communities worth approximately €59 million worldwide, including committing €1 million to provide free meals via Takeaway Pay (as defined below) to hospital workers in Germany, the Netherlands, Belgium, Poland and Austria and delivering over two million meals to National Health Service workers in the UK, saving such workers over €3.3 million (or over £3 million) through a National Health Service discount scheme. Following lockdowns related to COVID-19, changes in consumer ordering habits saw higher Average Order Values in all reportable segments and increasing adoption of online payments as the preferred method of payment.

Changes in these factors could adversely restrict or otherwise affect the Just Eat Takeaway.com Group's business. Please refer to "Information about Just Eat Takeaway.com" for a fuller description of the industry, the competitive environment and the key laws and regulations to which the Just Eat Takeaway.com Group's operations are subject.

Evolving Lifestyles Drive Consumers to Shift Food Consumption Towards Delivery and Pick-Up

In recent years, food delivery (excluding pick-up sales by the consumer) and pick-up (excluding home delivery) has been growing faster than the overall food industry (food purchased for consumption at home or in restaurants) and the eating out (including restaurants, bars and catering services) industry in the United Kingdom, Germany, Canada, the Netherlands, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland (the "Active Markets"). This growth has primarily been driven by changing consumer lifestyles characterized by a greater number of dual income families, longer working hours and busier daily routines and higher disposable incomes, which often result in less time to cook at home or to eat out and in consumers having the means to afford "outsourcing" their cooking, and has been further accelerated due to a shift of consumer behavior with the COVID-19 pandemic. The Just Eat Takeaway.com Group offers an attractive alternative for consumers, providing convenience, quality of service and a wide variety of on-demand dining options.

Consumer Behavior Shifting Towards Ordering Online and Mobile Devices

The shift in consumer behavior towards ordering food for delivery or pick-up through an online channel has increased substantially during the past decade as a result of the increasing adoption of e-commerce as well as smartphone and mobile device penetration. This is demonstrated by the increase over time in the percentage of Orders made through Just Eat Takeaway.com's mobile application, from 53% for the year ended 31 December 2019 to 64% in the year ended 31 December 2020. As a result, an increasing proportion of the population in Active Markets is expected to have access to online food delivery marketplaces such as that operated by the Just Eat Takeaway.com Group. The online channel shift experienced in the ordering of food for delivery or pick-up has followed a similar trend to the increase in e-commerce penetration and is expected to continue to be a strong driver of growth in all of the Just Eat Takeaway.com Group's Active Markets.

The Just Eat Takeaway.com Group believes that there continues to be a significant number of restaurants and consumers that are not currently engaged in online food delivery in the United Kingdom, Germany, Canada and the Netherlands. Although the Netherlands is the Just Eat Takeaway.com Group's most developed market by market penetration, the Just Eat Takeaway.com Group believes that a significant portion of the food delivery orders in that country were still placed offline (by phone) in 2020.

Wider Availability of Food Delivery Options

In the markets in which the Just Eat Takeaway.com Group operates, trends are also being affected by continued expansion of supply, and in particular the availability of popular branded restaurants and quick service restaurant chains on food delivery platforms. This is increasing consumer choice and increasing the number of food occasions which can be addressed by the Just Eat Takeaway.com Group.

Seasonality

The Just Eat Takeaway.com Group's Orders are subject to seasonal fluctuations on a weekly, monthly and annual basis, with ordering activity typically greater in the first and fourth quarters of each financial year when consumers are more likely to order food for delivery because of unfavorable weather conditions and shorter daylight hours in the Northern hemisphere. Similarly, Orders tend to be lower in drier and warmer months when daylight hours are longer and a larger number of consumers opt to dine out or cook at home. The Just Eat Takeaway.com Group generally witnesses lower ordering activity in the third quarter, for example, when consumers are more likely to opt to dine out. However, the impact of seasonality may be diminished by the overall growth of Orders in the periods under review. Furthermore, the Just Eat Takeaway.com Group believes that the COVID-19 pandemic had a more significant impact on consumer behavior and ordering patterns than the impact of seasonality on the Just Eat Takeaway.com Group's business in 2020, as factors that impact seasonal increases in ordering, including less in-restaurant dining and less time spent outside the home, were persistent throughout the year. To the extent performance is impacted by seasonality, the Just Eat Takeaway.com Group's results of operations in any interim period may not be directly comparable to a different interim period and the Just Eat Takeaway.com Group's performance in any one interim period may not be an accurate indicator of the Just Eat Takeaway.com Group's future performance in any annual period.

Other factors which may impact ordinary activity in a given period include the number of weekends and holidays in such period as well as the schedule of major sporting and other cultural events, particularly should the Just Eat Takeaway.com Group be a sponsor of such an event.

Foreign Currency

During the periods under review, the Just Eat Takeaway.com Group earned its revenue in multiple currencies with foreign currency earnings (non-euro denominated currencies) including but not limited to: the Swiss Franc (as from April 2020), Polish Zloty, Israeli Shekel (as from October 2018), the Australian dollar (as from April 2020), the Danish Krone (as from April 2020), the Canadian dollar (as from April 2020) and the British pound sterling (as from April 2020). To the extent that the Just Eat Takeaway.com Group's revenue increases in markets whose functional currency is not the euro, this will increase the portion of its revenue and costs that are not earned in euro. Movements in foreign exchange rates between the euro and such other functional currencies may materially impact the Just Eat Takeaway.com Group's results of operations, either due to transactional (receipt of revenue or incurrence of costs in a currency other than euro) or translational (translation of foreign currency values into euro for the presentation of financial results) effects, particularly following the Just Eat Acquisition and in the future if the Transaction is completed and any further growth plans of the Just Eat Takeaway.com Group materialize. The Just Eat Takeaway.com Group does not manage translational foreign currency with foreign exchange contracts or other hedging instruments.

Inflation

Inflation typically increases Average Order Value, which in turn increases commission revenues. As a result, inflation has a limited effect on the Just Eat Takeaway.com Group's business, results of operations or financial condition.

Impairment Charges

The Just Eat Takeaway.com Group has completed several acquisitions during the periods under review (see "—Key Factors Affecting Results of Operations—Acquisitions and Divestitures"), and such transactions have resulted in the recognition of a significant amount of goodwill and other intangible assets, which largely arises from the excess of the purchase price over the fair value of the identifiable assets and liabilities acquired. The carrying amount of goodwill at 31 December 2020 was €4,616 million, which mainly relates to goodwill arising from the Just Eat Acquisition and the German Businesses Acquisition. The carrying amount of intangible assets other than goodwill at 31 December 2020 was €3,206 million, which also primarily arises from Just Eat Acquisition and the German Businesses Acquisition.

The carrying amounts of the assets of the Just Eat Takeaway.com Group are reviewed at each reporting date to determine whether there is any indication of impairment. If an indication of impairment exists, then the recoverable amount of the asset is estimated. Goodwill is tested annually for impairment and whenever an impairment trigger is otherwise identified. For intangible assets other than goodwill, an impairment test is carried out on the intangible asset where there is an indication of impairment during the year. The application of impairment tests involves significant management judgment, including the identification of cash generating units, assigning assets and liabilities to cash generating units, assigning goodwill to cash generating units, and determining the fair value of each reporting unit. The judgment in estimating the fair value of cash generating units includes estimating future cash flows, determining appropriate discount rates and making other assumptions. See Note 2 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements. Any impairment losses that arise are recognized in the Just Eat Takeaway.com Group's statement of profit or loss and other comprehensive income or loss. Due to the high carrying value of goodwill and other intangible assets, any impairment related to either of them could have a significant impact on the Just Eat Takeaway.com Group's financial results in any period in which such impairment is required to be recognized.

Description of Key Line Items in the Consolidated Statement of Profit or Loss and Other Comprehensive Income or Loss

Revenue

The Just Eat Takeaway.com Group's largest source of revenue consists of commission revenue. The Just Eat Takeaway.com Group also generates revenue in the form of Delivery fees charged to the consumer and other revenue, which includes online payment services fees, promoted placement fees and sales of merchandise.

Commission revenue is earned through contracts with restaurants and through arrangements entered into with consumers via the Just Eat Takeaway.com Group's ordering platforms. Commission revenue primarily arises from commission fees charged for order facilitation services, including those commissions from restaurants where the Just Eat Takeaway.com Group also provides Delivery services. Commission revenue is net of vouchers. Discount vouchers are offered to a limited number of consumers to acquire, re-engage, or generally increase consumers' use of the Just Eat Takeaway.com Group's platforms. Discount vouchers are recognized as a reduction to revenue when the voucher is redeemed by the consumer. Customer care vouchers are given where there is an unsatisfactory consumer experience. Customer care vouchers are recognized as a reduction to revenue when the voucher is awarded as they relate to past orders and therefore a liability is recognized on issuance of the voucher.

Consumer Delivery fee revenue is earned from consumers where the Just Eat Takeaway.com Group is responsible for Delivery. Delivery fees are charged to consumers on a per Order basis. There was no consumer Delivery fee revenue in 2018 and 2019 because Delivery fees charged to consumers were first introduced in 2020.

Revenue also includes limited amounts of other revenue, including online payment services fees, promoted placement fees (whereby restaurants are charged a fee in order to appear higher up in search results on the Just Eat Takeaway.com Group's applications) and sales of merchandise (including items sold like jackets, restaurant equipment, packaging and banners).

Courier Costs and Order Processing Costs

Courier costs and Order processing costs together comprise Order fulfillment costs. Courier costs relate to the delivery and dispatching staff wages and salaries, social security charges and pension premium contributions and temporary staff expenses related to costs of employing couriers through agencies. Order processing costs include fees charged by external online payment service providers to process online payments for consumers on behalf of the restaurant, Order management costs for transmitting Orders from consumers to restaurants, the cost of merchandise sold and other Delivery expenses.

Staff Costs

Staff costs consist of directly attributable costs of staff, Managing Directors and Supervisory Directors (excluding employed couriers, which are included in courier costs), social security charges, pension premium contributions, share-based payments and temporary staff expenses.

Other Operating Expenses

Other operating expenses comprise marketing expenses and other operating expenses.

Marketing Expenses

Marketing expenses can primarily be distinguished as relating to (i) performance marketing (or pay-per-click/pay-per-Order) which directly generates traffic and Orders, such as search engine marketing, search engine optimization and affiliate marketing (rewarding third parties for referrals to the Just Eat Takeaway.com Group's platform) and (ii) brand marketing, such as television and radio campaigns, and outdoor advertising (billboards). For accounting purposes, expenses for vouchers, which are distributed to existing consumers, potential new consumers, restaurants and via partner campaigns in order to promote the platform, do not constitute marketing expenses and are deducted from commission revenue.

Other Operating Expenses

Other operating expenses include expenses that are directly attributable to neither courier costs, order processing costs or staff costs nor the financing of the Just Eat Takeaway.com Group, and includes housing and legal expenses, professional services fees in relation to acquisitions and integrations, other staff-related costs and certain IT-related expenses.

Depreciation and Amortization Expenses

Depreciation is based on the estimated useful life and calculated as a fixed percentage of cost, taking into account any residual value. Depreciation is recognized from the date an asset comes into use.

Amortization is recognized on a straight-line basis over the assets' estimated useful lives. The estimated useful life and amortization method are reviewed at the end of each reporting period, with the effect of any change in estimates being accounted for on a prospective basis.

Share of Results of Associates and Joint Ventures

An associate is an entity over which the Just Eat Takeaway.com Group has significant influence. Significant influence is where the Just Eat Takeaway.com Group has the power to participate in the financial and operating policy decisions of the investee, but do not control or has joint control over those decisions. A joint venture is an entity where the Just Eat Takeaway.com Group holds control jointly with a third party.

Other Gains and Losses

On 15 February 2019, the Just Eat Takeaway.com Group sold its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Seoul-based online food delivery marketplace Baedal Minjok. Gain from the joint venture disposal amounted to €6 million. As consideration, Just Eat Takeaway.com acquired 0.24% in Woowa Brothers Corp.

Finance Income and Finance Expense

Interest income and expenses and other finance cost are recognized using the effective interest method. Finance expenses include interest on debt instruments and lease liabilities, foreign exchange differences and other sources of finance costs and interest expense. Finance expenses are accounted for on an accrual basis.

Key Non-IFRS Financial Measures

Certain parts of this Prospectus contain non-IFRS financial measures and ratios. These are not recognized measures of financial performance or liquidity under IFRS. They are presented as the Just Eat Takeaway.com Group believes that they and similar measures are used in the industry in which the Just Eat Takeaway.com Group operates as a means of evaluating a company's operating performance and liquidity. However, the non-IFRS financial measures presented herein may not be comparable to other similarly titled measures of other companies and are not measurements under IFRS or other generally accepted accounting principles. Accordingly, undue reliance should not be placed on the non-IFRS financial measures contained in this Prospectus and they should not be considered as a substitute for operating profit or loss, profit for the year, cash flow or other financial measures computed in accordance with IFRS. Although certain of these data have been extracted or derived from the Just Eat Takeaway.com Consolidated Financial Statements, these data have not been audited or reviewed by the Just Eat Takeaway.com Group's independent auditors.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA, as used by the Just Eat Takeaway.com Group, is defined as profit or loss for the period before depreciation and amortization, finance income and expense, share-based payments, share of results of associates and joint ventures, acquisition and integration related expenses and income tax expense and other gains and losses, and, when presented at the segment level, which represents the Just Eat Takeaway.com Group's measure of segment performance under IFRS 8, Operating Segments, also excludes Head Office costs, which are not allocated to the segments. The Just Eat Takeaway.com Group believes adjusted EBITDA is a useful measure for investors as it is the main measure used by its CODM to assess the performance of the business and segments and to allocate resources. Adjusted EBITDA is used internally for forecasting and budgeting and measuring its operating performance because it excludes depreciation, amortization, finance income and expenses, share-based payments, share of results of associates and joint ventures, acquisition and integration related expenses, income tax expense and other gains or losses, which do not reflect the day-to-day commercial performance of the business and, as a result, enables assessment of the underlying operational performance per segment and effectiveness of the strategy applied and the Just Eat Takeaway.com Group believes it enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole. Adjusted EBITDA is derived from the Just Eat Takeaway.com Consolidated Financial Statements, however, it is not a measure calculated in accordance with IFRS and may not be comparable to similar measures presented by other companies. Adjusted EBITDA has limitations as a financial measure, should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. Accordingly, adjusted EBITDA should not be considered as an alternative to profit or loss for the period. See "—Presentation of Financial and Other Information" for a discussion regarding limitations of the use of such measure. See "—Results of Operations" for a reconciliation of the measure for the Just Eat Takeaway.com Group to loss for the period as measured pursuant to IFRS.

Adjusted EBITDA margin, as used by the Just Eat Takeaway.com Group, is defined as adjusted EBITDA as a percentage of revenue (as defined in the statement of profit or loss and other comprehensive income or loss) for the relevant period. The Just Eat Takeaway.com Group believes adjusted EBITDA margin is a useful measure for investors as it is used by the Just Eat Takeaway.com Group and its CODM, together with adjusted EBITDA, to assess the underlying operational performance of the businesses, adjusting for non-cash and non-operating items. Adjusted EBITDA margin is used internally for purposes of forecasting, budgeting and measuring its operating performance because it excludes items that are either non-cash, relate to the Just Eat Takeaway.com Group's investments in associates and joint ventures and gains or losses on disposal, or do not reflect the day-to-day commercial performance of the business and, as a result, provides a measure of the underlying performance of the business and the Just Eat Takeaway.com Group believes adjusted EBITDA margin enhances the comparability of profit or loss across segments and across periods for the Just Eat Takeaway.com Group as a whole while controlling for variance in revenue across such segments or periods. Adjusted EBITDA margin has limitations as a financial measure (including the limitations identified with respect to adjusted EBITDA), should be considered as supplemental in nature, and is not meant as a substitute for the related financial information prepared in accordance with IFRS. See "Presentation of Financial and Other Information—Non-IFRS Measures" for a discussion regarding limitations of the use of such measure.

Results of Operations

The discussion of the Just Eat Takeaway.com Group's consolidated results from operations is based on its historical results. The financial data discussed in this section for the years ended 31 December 2020, 2019 and 2018 have been prepared in accordance with IFRS. The discussion should be read in conjunction with "Information about Just Eat Takeaway.com" and "—What is the key financial information regarding the issuer?".

The following table summarizes the Just Eat Takeaway.com Group's consolidated statement of profit or loss and other comprehensive income or loss for the periods indicated:

	Year Ended 31 December			2019 to 2020		2018 to 2019
in millions €	2020	2019	2018	% change		% change
Revenue	2,042	416	232	391%		79%
Courier costs	(712)	(70)	(22)	n.m.		226%
Order processing costs	(193)	(41)	(22)	368%		85%
Staff costs	(464)	(112)	(56)	313%		101%
Other operating expenses	(608)	(233)	(159)	161%		47%
Depreciation and amortization expense	(172)	(38)	(8)	360%		373%
Operating loss	(107)	(78)	(34)	37%		130%
Share of results of associates and joint ventures	(16)	—	(0)	n.m.		n.m.
Finance income	3	0	0	n.m.		n.m.
Finance expense	(29)	(16)	(1)	80%		n.m.
Other gains and losses	2	6	—	(60)%		n.m.
Loss before income tax	(147)	(88)	(35)	67%		149%
Income tax (expense) / benefit	(4)	(27)	21	(85	) %	228%
Loss for the period	(151)	(115)	(14)	31%		n.m.
Other comprehensive income / (loss)	(34)	12	(0)	(383)%		n.m.
Total comprehensive loss for the period	(185)	(103)	(14)	84%		n.m.

The following tables set forth adjusted EBITDA for the Just Eat Takeaway.com Group and a reconciliation to profit or loss for the period, as well as a calculation of net margin and adjusted EBITDA margin, for the periods presented below. Please refer to "—Key Non-IFRS Financial Measures—Adjusted EBITDA and Adjusted EBITDA Margin" for more information.

	Year ended 31 December
in millions €	2020	2019	2018

Loss for the period	(151)	(115)	(14)
Income tax expense (benefit)	4	27	(21)
Loss before income tax	(147)	(88)	(35)
Add back items not included in adjusted EBITDA:
Share-based payments	23	3	3
Finance income	(3)	(0)	-
Finance expense	29	16	1
Share of results of associates and joint ventures	16	-	-
Other gains and losses(1)	(2)	(6)	-
Share of loss joint ventures	-	-	0
Depreciation and amortization expenses	172	38	8
Acquisition related transaction and integration costs	102	49	12
Adjusted EBITDA	191	12	(11)

(1)
On 15 February 2019, Just Eat Takeaway.com sold its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Korean market leader Seoul-based online food delivery marketplace Baedal Minjok.

	Year ended 31 December
in millions €	2020	2019	2018
Revenue	2,042	416	232
Loss for the period	(151)	(115)	(14)
Net margin (%)	(7)%	(28)%	(6)%

	Year ended 31 December
in millions €	2020	2019	2018
Revenue	2,042	416	232
Adjusted EBITDA	191	12	(11)
Adjusted EBITDA margin (%)	9%	3%	(5)%

2020 Compared with 2019

Revenue

	Year Ended 31 December
in millions €	2020	2019
Revenue:
Commission revenue	1,654	372
Consumer Delivery fees	231	NA	(1)
Other revenue	157	44
Revenue	2,042	416

(1) The Just Eat Takeaway.com Group did not have any consumer Delivery fee revenue for the year ended 31 December 2019 or the year ended 31 December 2018 because Delivery fees were first introduced in 2020.

Revenue increased by 391% to €2,042 million in 2020 from €416 million in 2019. This increase was driven by factors primarily resulting from, or related to, the partial period impact of the Just Eat Acquisition in 2020, including growth in total Orders, which increased 42% to 588 million for the year ended 31 December 2020 as compared to the year ended 31 December 2019. The increase in revenue was also driven by the Just Eat Takeaway.com Group's implementation of Delivery fees charged to the consumer in 2020, which were not a source of revenue for the Just Eat Takeaway.com Group in the year ended 31 December 2019 and reached €231 million in 2020, compared with zero in 2019, accounting for 11% of revenue in the year ended 31 December 2020. The revenue increase rate exceeded Order growth of 42%, mainly driven by a higher Delivery Share, which increased from 18% to 26% and the implementation of Delivery fees charged to the consumer, which were not a source of revenue for the Just Eat Takeaway.com Group in the year ended 31 December 2019.

Commission revenue was €1,654 million in 2020, representing 81% of total revenue and was 345% higher than in 2019. Commission revenue for the year ended 31 December 2020 grew at a faster pace than Order growth of 42% for the year ended 31 December 2020 in part due to an increase in Delivery Share from 18% to 26%, which Delivery Orders typically carry a significantly higher commission rate than those delivered by the restaurants. Commission revenue is net of vouchers. In order to promote the platform, the Just Eat Takeaway.com Group distributes discount vouchers to a limited number of consumers to acquire, re-engage or generally increase consumers' use of the Just Eat Takeaway.com Group's platforms. Customer care vouchers are given where there is an unsatisfactory consumer experience. Discount vouchers used by consumers and customer care vouchers offered to consumers in 2020 amount to €61 million (2019: €11 million; 2018: €8 million), which is recognized as a deduction of revenue. In 2020, the Just Eat Takeaway.com Group committed to support its restaurants, couriers and people as the COVID-19 pandemic continued to impact communities across the world. In particular, the Just Eat Takeaway.com Group launched a range of packages to support its restaurant partners and communities, the total value of which reached €59 million.

Consumer Delivery fee revenue for the year ended 31 December 2020 was €231 million, comprising 11% of total revenue in 2020. The Just Eat Takeaway.com Group did not have any consumer Delivery fee revenue for the year ended 31 December 2019 because Delivery fees charged to consumers were first introduced in 2020.

Other revenue grew by 257% in 2020, reaching €157 million compared with €44 million in 2019, driven primarily by the partial period impact of the Just Eat Acquisition in 2020, as well as increased demand for restaurant promoted placements and strong growth in online payment revenue as more consumers adopted online payment methods.

Courier Costs and Order Processing Costs

	Year ended 31 December
in millions €	2020	2019
Courier costs	712	70
Order processing costs	193	41
Total Order fulfillment costs	905	111

Total Order fulfilment costs were €905 million in 2020, which was 715% higher than €111 million in 2019, primarily driven by the partial period impact of the Just Eat Acquisition in 2020, as well as strong Order growth driving order processing cost and the increase in courier costs due to expansion of Delivery services. Courier costs, which also include all salary and staff expenses of the employed couriers, were €712 million in 2020, which was 917% higher than in 2019 and represented 79% total Order fulfilment costs in 2020 as compared to 63% in 2019, reflecting the continued expansion of Delivery services, including as a result of the Just Eat Acquisition.

Order processing costs were €193 million in 2020, which was 368 % higher than in 2019. Although this increase was driven primarily by the partial period impact of the Just Eat Acquisition in 2020, this increase is higher than Order growth. The comparative growth of order processing costs relative to the growth of Orders was driven by growth in the share of online payments.

Staff Costs

	Year ended 31 December
in millions €	2020	2019
Staff costs:
Wages and salaries	313	83
Social charges and premiums	43	13
Pension premium contributions	13	2
Share-based payments	23	3
Temporary staff expenses	72	11
Total staff costs	464	112

Staff costs were €464 million in 2020, representing a 313 % increase compared with 2019. This increase period-over-period is primarily the result of the partial period impact of the Just Eat Acquisition in 2020 as well as continuing investments in the Just Eat Takeaway.com Group's organization to execute on its growth strategy and acquisitions (the Just Eat Acquisition in 2020 and the German Businesses Acquisition in 2019). Increases in staff were primarily in information technology and product functions where the Just Eat Takeaway.com Group more than tripled full-time equivalent employees ("FTEs") on a year-over-year basis, as well as operational functions, with its customer service and logistics staff increasing from an average of 2,493 FTEs in 2019 to an average of 5,789 FTEs in 2020 in order to be able to support strong Order growth. The Just Eat Takeaway.com Group's staff, excluding employed couriers, increased to an average of 6,158 FTEs over 2020 from an average of 2,054 FTEs over 2019. Temporary staff expenses were €72 million in 2020, representing a 555% increase compared with temporary staff expenses of €11 million in 2019, most of which costs relate to customer service and operations. Share-based payments were €23 million in 2020 compared with €3 million in 2019, primarily driven by the Just Eat Acquisition in 2020. Historically, a number of share-based compensation plans were in place at Just Eat. Following the Just Eat Acquisition, several Just Eat schemes ended and several schemes were rolled-over into new Just Eat Takeaway.com Group schemes with eligible employees joining the schemes and any unvested options transferring to or being replaced by the new schemes in full. Share-based payments includes the LTIP for the Management Board as well as the various share and share option plans for employees.

Other Operating Expenses

	Year ended 31 December
in millions €	2020	2019
Marketing expenses:	369	143
Other operating expenses:	239	90
Total other operating expenses	608	233

Marketing expenses

Marketing expenses increased by 158% to €369 million in 2020 compared with €143 million in 2019. This increase was primarily driven by the partial period impact of the Just Eat Acquisition in 2020, but was also the result of significant investment in the Just Eat Takeaway.com Group's brands in the second half of 2020, particularly in the legacy Just Eat markets. However, marketing expenses decreased as a percentage of revenue to 18% in 2020, compared to 34% in 2019. In addition, from mid-March until May of 2020, marketing investments were significantly lower than the budgeted marketing investments for such portion of 2020 due to (i) uncertainty about the impact of the COVID-19 pandemic on consumer behavior and (ii) the lower relevance of outdoor advertising due to the COVID-19 pandemic. In addition, the UEFA Euro 2020 football tournament was postponed to 2021, resulting in the Just Eat Takeaway.com Group's sponsorship costs for the tournament being deferred.

Other Operating Expenses

Other operating expenses, collectively, increased 166% in 2020 to €239 million compared with €90 million in 2019. This included an increase in housing expenses of 150% in 2020 to €10 million, which expenses include short-term office rentals, service charges for long-term rental contracts, utilities, maintenance, insurance and non-capitalized furnishings. The increase in other operating expenses was mainly driven by the Just Eat Acquisition and additional cost due to acquisitions and integration-related activities of €103 million (2019: €50 million), increased professional services fees of €78 million (2019: €54 million) and additional recruitment and other staff-related expenses, which increased to €36 million (2019: €17 million), to support the Just Eat Takeaway.com Group's organizational expansion and the growth of its Delivery business.

Depreciation and Amortization

Depreciation and amortization expenses increased to €172 million in 2020 from €38 million in 2019. This material increase related primarily to the amortization of intangible assets recognized as part of the Just Eat Acquisition.

Finance Income and Finance Expense

Finance income was €3 million and finance expense increased to €29 million in 2020, from €16 million in 2019. This increase in costs was mainly caused by the interest expenses on the Convertible Bonds 2020.

Share of Results of Associates and Joint Ventures

The share of results of associates and joint ventures in 2020 was a loss of €16 million compared with zero in 2019. The losses relate to the Just Eat Takeaway.com Group's share of losses in iFood and ECAC, which interests were acquired as a result of the Just Eat Acquisition.

Income Tax Expense

The net income tax expense of €4 million in 2020 (2019: €27 million) relates primarily to the taxable results of non-Dutch entities resulting in a current tax expense of €27 million (2019: €9 million). A deferred tax benefit of €23 million (2019: €18 million deferred tax expense) relates to temporary differences in amortization of intangible assets, the recognition of losses and an offsetting of taxable profits with tax losses in Germany, Poland, the UK and Canada and temporary differences in amortization of intangible assets.

Loss for the Period

As a result of the factors described above, Just Eat Takeaway.com realized a net loss after tax of €151 million in 2020 as compared to a net loss after tax of €115 million in 2019.

Other Comprehensive Loss for the Period

The other comprehensive loss for the period of €34 million (2019: income of €12 million) consists of a fair value gain on investment in equity instruments of €323 million and foreign currency translation loss related to foreign operation of €357 million. The fair value gain on the investment relates to the change in value of shares during the period between the date that the Just Eat Acquisition was declared wholly unconditional (31 January 2020) and the "control" date, being the date of consolidation of the Just Eat Group into the Just Eat Takeaway.com Group (15 April 2020).

2019 Compared with 2018

Revenue

	Year Ended 31 December
in millions €	2019		2018
Revenue:
Commission revenue	372		210
Consumer Delivery fees	NA	(1)	NA	(1)
Other revenue	44		22
Revenue	416		232

(1) The Just Eat Takeaway.com Group did not have any consumer Delivery fee revenue for the year ended 31 December 2019 or the year ended 31 December 2018 because Delivery fees charged to consumers were first introduced in 2020.

Revenue increased by 79% to €416 million in 2019 from €232 million in 2018. This increase was driven by a number of factors including: the German Businesses Acquisition, which contributed to a 113% increase in Orders in Germany to 69 million for the year ended 31 December 2019 as compared to the year ended 31 December 2018; the full year effect of 2018 acquisitions; organic growth in Orders, which contributed to an increase in total Orders for the Just Eat Takeaway.com Group of 70% to 159 million for the year ended 31 December 2019 as compared to the year ended 31 December 2018; and higher average commission rates in Germany, the Netherlands, Belgium, Austria, Poland and Israel. The revenue increase rate exceeded GMV growth of 70%, mainly driven by a higher Delivery Share, which increased from 12% to 18%; a higher average commission rate of 12.6% as compared to 12.1% in 2018; and an increase in other revenue mainly driven by the improved promoted placement service.

Commission revenue was €372 million in 2019, representing 89% of total revenues and was 77% higher than in 2018. Commission revenue for the year ended 31 December 2019 grew at a faster pace than Order growth of 70% for the year ended 31 December 2019 in part due to an increase in Delivery Share from 12% to 18%. Commission revenue is net of vouchers. In order to promote the platform, the Just Eat Takeaway.com Group distributes vouchers to existing consumers, potential new consumers, restaurants, and via partner campaigns. Vouchers amounted to €11 million in 2019 and €8 million in 2018.

The Just Eat Takeaway.com Group did not have any consumer Delivery fee revenue for the year ended 31 December 2019 or the year ended 31 December 2018 because Delivery fees charged to consumers were first introduced in 2020.

Other revenue grew by 96% in 2019, reaching €44 million, driven primarily by growth in online payment services fees, sold merchandise and promoted placement fees charged to restaurants.

Courier Costs and Order Processing Costs

	Year ended 31 December
in millions €	2019	2018
Courier costs	70	22
Order processing costs	41	22
Total order fulfillment costs	111	44

Courier costs were €70 million in 2019, which was 226 % higher than in 2018. This increase was primarily driven by the expansion of Delivery services.

Order processing costs were €41 million in 2019, which was 85 % higher than in 2018. This increase is higher than Order growth and was driven by a growing share of online payments and increased restaurant device costs driven by the onboarding of new restaurants.

Staff Costs

	Year ended 31 December
in millions €	2019	2018
Staff costs:
Wages and salaries	83	40
Social charges and premiums	13	7
Pension premium contributions	2	1
Share-based payments	3	3
Temporary staff expenses	11	5
Total staff costs	112	56

Staff costs were €112 million in 2019, representing a 101 % increase compared with 2018. This increase is the result of the continuing investments in the Just Eat Takeaway.com Group's organization to execute on its growth strategy and acquisitions (the German Businesses Acquisition in 2019 and acquisitions in Israel, Bulgaria and Romania in 2018). Staff-related investments were primarily in information technology and product functions where the Just Eat Takeaway.com Group almost doubled FTEs on a year-over-year basis, as well as operational functions, with a large increase in its customer service staff to be able to support strong Order growth. Over the course of 2019, Delivery operations staff (which does not include employed couriers) more than doubled to support its expansion. The Just Eat Takeaway.com Group's staff, excluding employed couriers, increased to 2,054 FTEs as of 31 December 2019 from 1,432 FTEs as of 31 December 2018. Temporary staff expenses were €11 million in 2019, representing a 123% increase compared with temporary staff expenses of €5 million in 2018. This increase was the result of investment in the expansion of information technology and human resources support in the Head Office, as well as the addition of resources to the customer service team in Germany driven by the German Businesses Acquisition.

Other Operating Expenses

	Year ended 31 December
in millions €	2019	2018
Marketing expenses:	143	120
Other operating expenses:	90	39
Total other operating expenses	233	159

Marketing Expenses

Marketing expenses increased by 19% to €143 million in 2019 compared with €120 million in 2018. This increase was the result of, among other things, expansion efforts in certain markets, and increased performance marketing expenses in connection with the overall growth of the Just Eat Takeaway.com Group's business, but was substantially lower than the Just Eat Takeaway.com Group's Order and revenue growth, reflecting the improved market position in Germany following the German Businesses Acquisition, the effectiveness of its marketing investments, the strength of the Just Eat Takeaway.com Group's brand and the recurring nature of consumer behavior. Marketing expenses as a percentage of revenue and on a per-Order basis improved in all segments in 2019.

Other Operating Expenses

All other operating expenses, collectively, increased 131 % in 2019 to €90 million compared with €39 million in 2018. This increase was mainly driven by additional cost due to acquisitions, including legal and professional services expenses, and additional recruitment and other staff-related costs to support the Just Eat Takeaway.com Group's organizational expansion and the growth of its restaurant delivery services.

Depreciation and Amortization

Depreciation and amortization expenses increased to €38 million in 2019 from €8 million in 2018. This increase related primarily to the amortization of intangible assets recognized as the result of acquisitions in Germany and Israel, the impact of the application of IFRS 16, which causes the capitalization of leased assets such as offices and cars, and the depreciation on physical assets such as offices and information technology-related assets.

Finance Income and Finance Costs

Finance income and costs on a net basis increased to €16 million in costs in 2019 from €1 million in costs in 2018. This increase in costs was mainly caused by the interest expenses on the Convertible Bonds 2019.

Share of Results of Associates and Joint Ventures

As of 31 December 2019, Just Eat Takeaway.com had no share in any joint ventures. On 15 February 2019, the Just Eat Takeaway.com Group divested its stake of 66% in Takeaway.com Asia B.V. to Woowa Brothers Corp., operators of the Seoul-based online food delivery marketplace Baedal Minjok. Gain from the joint venture disposal amounted to €6 million. In return for the Just Eat Takeaway.com Group's part of the purchase price it acquired 0.24% in Woowa Brothers Corp. Takeaway.com Asia B.V. was accounted for as a joint venture using the equity method of accounting given that joint control existed in terms of decision-making. Just Eat Takeaway.com's share of loss in the joint venture was €0.2 million in 2018.

Income Tax Expense

Current tax expense increased to €9 million in 2019 compared with €8 million in 2018. In 2019, the Just Eat Takeaway.com Group recognized a deferred tax expense amounting to €18 million compared with a €29 million deferred tax benefit in 2018. As a result, total income tax expense recognized directly in profit or loss was €27 million in 2019.

Following integration of the Just Eat Takeaway.com Group's operations in 2019, the non-Dutch entities and branches reported a profit overall, which partly was offset with losses carried forward. The unused tax losses of the Just Eat Takeaway.com Group (for which no deferred tax asset had been recognized) originated before 2019, in the amount of €78 million, may be carried forward for nine consecutive years, and the unused tax losses arising from 2019, amounting to €97 million, may be carried forward for six consecutive years. The unused tax losses of yd. Yourdelivery GmbH, Takeaway Express GmbH and Takeaway.com Belgium BVBA have no statutory expiration. Of the unused tax losses of Sto2 Sp. z o.o. that originated in 2016, 50% will expire in 2022 and of those tax losses that originated in 2017, 50% will expire in 2023. The other unused tax losses relate to the unused tax losses of Hello Hungry AD in Bulgaria and Hellohungry SA in Romania. In Bulgaria, tax losses can be carried forward and set off against taxable income over the five years following the year in which they were incurred, and in Romania, unused tax losses can be carried forward for seven consecutive years. 10bis reported a tax loss in 2019. This loss can be carried forward and set-off without time limit. No unused tax losses will expire in 2020.

Loss for the Period

As a result of the factors described above, Just Eat Takeaway.com realized a net loss after tax of €115 million in 2019 as compared to a net loss after tax of €14 million in 2018.

Segmental Just Eat Takeaway.com Group Results of Operations

The Just Eat Takeaway.com Group is organized and managed on the basis of its operating segments and by certain other geographical regions. Operating segments that do not meet certain quantitative thresholds are combined into a single category representing all other segments. See Note 10 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

The Just Eat Takeaway.com Group adheres to a "One Company, One Brand, One IT Platform" strategy, meaning the business should operate across the same technology platform as far as possible and local brands adopt a similar style and logo to create a single global brand identity and allow leverage of central marketing campaigns. The Just Eat Takeaway.com Group has begun the process of integrating Just Eat. To optimize operational efficiency and reduce the number of technology platforms being maintained, the legacy Just Eat territories in continental Europe will migrate to the legacy Takeaway.com technology platform, with the Swiss, French, Danish and Norwegian businesses having been migrated already. All material legacy Just Eat brands have now adopted the Takeaway.com logo and style to support creating the global brand identity.

The Just Eat Takeaway.com Group has four reportable segments: United Kingdom, Germany, Canada and the Netherlands. All other operating segments are included together in the Rest of the World. The Just Eat Takeaway.com Group has non-controlling interests in businesses in Brazil (iFood) and Mexico (El Cocinero a

Cuerda SL ("ECAC")). iFood is classified as an associate for accounting purposes, while its participation in ECAC is classified as a joint venture, therefore neither business is consolidated. ECAC operations ceased on 4 December 2020 and, as at 31 December 2020, the business has been closed down. As the Just Eat Takeaway.com Group's operating segments serve only external consumers, there is no inter-segment revenue.

Operating segments that do not meet certain quantitative thresholds are combined into a single category representing all other segments, the Rest of the World. The Rest of the World comprises: Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland. With respect to the periods under review, (i) the Just Eat Takeaway.com Group did not have operations in Australia, Canada, Denmark, Ireland, Italy, New Zealand, Norway, Spain and the United Kingdom during the years ended 31 December 2018 and 2019, being prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020, (ii) the Just Eat Takeaway.com Group did not have operations in France during the year ended 31 December 2019, such period being after the Just Eat Takeaway.com Group previously discontinued operations in France in February 2018 and prior to consolidation of the Just Eat Group into the Just Eat Takeaway.com Group from 15 April 2020 and (iii) as a result of acquisitions, the Just Eat Takeaway.com Group entered Israel in September 2018 and Bulgaria and Romania in February 2018.

Until 31 December 2019, Head Office was allocated to the segments. Beginning in the year ended 31 December 2020, Head Office is no longer allocated to the segments. The segment data presented in the Prospectus for the years ended 31 December 2019 and 2018 have been recast accordingly. Head Office relates to non-allocated expenses and includes all central operating expenses such as staff costs and operating expenses for global support teams like legal, finance, business intelligence, human resources, the Management Board and the Supervisory Board. Not included in Head Office are costs of global IT and product functions, which are allocated to countries and therefore included in segment adjusted EBITDA.

The following table sets forth a breakdown of the revenue, adjusted EBITDA and adjusted EBITDA margin by geographic region for the periods indicated.

	Year ended 31 December			Year ended 31 December
in millions €	2020	2019	(% change)	2019	2018	(% change)
United Kingdom(1)
Revenue	576	NA	NA	NA	NA	NA
Adjusted EBITDA	143	NA	NA	NA	NA	NA
- Adjusted EBITDA margin	25%

Germany(2)
Revenue	374	205	82%	205	83	147%
Adjusted EBITDA	128	19	>500%	19	(24)	181%
- Adjusted EBITDA margin	34%	9%	25pp	9%	(29)%	38pp

Canada(1)
Revenue	404	NA	NA	NA	NA	NA
Adjusted EBITDA	42	NA	NA	NA	NA	NA
- Adjusted EBITDA margin	10%	NA	NA	NA	NA	NA

The Netherlands
Revenue	174	119	47%	119	96	23%
Adjusted EBITDA	76	64	20%	64	59	9%
- Adjusted EBITDA margin	44%	54%	(10)pp	54%	61%	(7)pp

Rest of the World(3)
Revenue	514	92	460%	92	53	73%
Adjusted EBITDA	(58)	(25)	(138)%	(25)	(12)	(114)%
- Adjusted EBITDA margin	(11)%	(27)%	16pp	(27)%	(22)%	(5)pp

Head Office
Adjusted EBITDA	(140)	(46)	(202%)	(46)	(34)	(36)%

Total
Revenue	2,042	416	391%	416	232	79%
Adjusted EBITDA	191	12	>500%	12	(11)	202%

(1)
The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019.

(2)	The Acquired German Businesses were consolidated into the Just Eat Takeaway.com Group from 1 April 2019.
(3)	See "—Segmental Just Eat Takeaway.com Group Results of Operations" for information regarding the markets comprising the Rest of the World during the periods under review.

2020 Compared with 2019

Germany

Orders processed in Germany grew by 62% to 112 million for the year ended 31 December 2020 from 69 million for the year ended 31 December 2019. The increase in Orders was driven by the full-period impact of the Acquired German Businesses in 2020 and organic growth, which may have been accelerated by the COVID-19 pandemic. GMV grew by 75% to €2.5 billion for the year ended 31 December 2020 from €1.5 billion for the year ended 31 December 2019, primarily driven by the growth in Orders, as well as higher Average Order Values following COVID-19 lockdowns, which drove more families and households to use Lieferando.de, the Just Eat Takeaway.com Group's brand in Germany.

Revenue in Germany increased by 82% to €374 million for the year ended 31 December 2020 from €205 million for the year ended 31 December 2019, driven by the full-period impact of the Acquired German Businesses in 2020 and organic growth in Orders, as well as higher Average Order Values following COVID-19 lockdowns. Revenue growth in Germany outpaced the increase in Orders period-over-period as a result of the increase in Average Order Value to €22.67 (2019: €20.90), an increase in Delivery Share and the introduction in Germany in 2020 of Delivery fees charged to consumers, as well as the launch of TopRank, a new promoted placement system, to give restaurants the option to increase orders through the platform, which increased other revenue in Germany during the year.

Adjusted EBITDA improved to €128 million for the year ended 31 December 2020 from €19 million for the year ended 31 December 2019, primarily driven by continued increases in scale and organic growth in GMV, with Active Consumers producing over €2.5 billion in GMV in Germany through the Just Eat Takeaway.com Group's platforms in 2020, an increase of 75% compared with the previous year's GMV.

The Netherlands

In the Netherlands, the Just Eat Takeaway.com Group processed 49 million Orders in the year ended 31 December 2020, representing a growth rate of 30% compared with the year ended 31 December 2019. Driven by higher Average Order Values of €23.54 (2019: €21.42) and an increase in Delivery Share, GMV grew by 43% during the period, outperforming Order growth by 13 percentage-points.

Revenue in the Netherlands grew by 47% to €174 million in the year ended 31 December 2020, from €119 million in the year ended 31 December 2019. This increase was primarily driven by Order growth of 30%, a higher share of Delivery Orders and GMV growth of 43%. Delivery fees charged to the consumer were also introduced in the Netherlands in 2020 and stay-at-home measures introduced due to the COVID-19 pandemic led to an increase in Average Order Value. Adjusted EBITDA increased to €76 million in the year ended 31 December 2020, compared with €64 million in the year ended 31 December 2019.

United Kingdom

The Just Eat Takeaway.com Group had no United Kingdom operations in 2019 or until 15 April 2020 when the CMA's hold separate order was lifted and the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The figures are presented on the basis of the Just Eat Group's consolidation into the Just Eat Takeaway.com Group beginning 15 April 2020.

In the United Kingdom, the Just Eat Takeaway.com Group processed 141 million Orders from 15 April 2020 to 31 December 2020 and revenue in the United Kingdom was €576 million from 15 April 2020 to 31 December 2020. To support restaurants and healthcare workers during the COVID-19 outbreak, following the Just Eat Group's consolidation into the Just Eat Takeaway.com Group beginning 15 April 2020, approximately €12 million was provided in temporary commission relief directed to restaurants and health service vouchers provided to healthcare workers. Consistent with the Just Eat Takeaway.com Group's other markets, the Average Order Value in the United Kingdom during the period was elevated compared with the year ended 31 December 2019 on a combined basis, reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, as a result of COVID-19 lockdowns.

For the period from 15 April 2020 to 31 December 2020, adjusted EBITDA was €143 million and the adjusted EBITDA margin was 25%.

Canada

The Just Eat Takeaway.com Group had no Canadian operations in 2019 or until 15 April 2020 when the CMA's hold separate order was lifted and the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. The figures are presented on the basis of the Just Eat Group's consolidation into the Just Eat Takeaway.com Group beginning 15 April 2020.

In Canada, the Just Eat Takeaway.com Group processed 69 million Orders from 15 April 2020 to 31 December 2020 and revenue in Canada was €404 million from 15 April 2020 to 31 December 2020. Consistent with the Just Eat Takeaway.com Group's other markets, the Average Order Value in Canada during the period was elevated compared with the year ended 31 December 2019 on a combined basis, reflecting results as if the Just Eat Acquisition had been completed on 1 January 2019, as a result of COVID-19 lockdowns.

For the period from 15 April 2020 to 31 December 2020, adjusted EBITDA was €42 million and the adjusted EBITDA margin was 10%.

Rest of the World

Rest of the World comprises Austria, Belgium, Bulgaria, Israel, Luxembourg, Poland, Portugal, Romania and Switzerland and, since 15 April 2020, also Australia, Denmark, France, Ireland, Italy, New Zealand, Norway and Spain. Across the Rest of the World, the Just Eat Takeaway.com Group processed 139 million Orders in the year ended 31 December 2020, an increase of 162% compared with 52 million Orders in the year ended 31 December 2019. The increase was primarily a result of the partial period impact of the Just Eat Acquisition in the year ended 31 December 2020.

Revenue in the Rest of the World grew by 460% to €514 million in the year ended 31 December 2020, from €92 million in the year ended 31 December 2019. This increase was primarily driven by the impact of the Just Eat Acquisition, but also was impacted by increases in consumer Delivery fee revenue and online payment services revenue. Adjusted EBITDA decreased to €(58) million in the year ended 31 December 2020, compared with €(25) million in the year ended 31 December 2019. Switzerland, Ireland, Belgium and Poland each improved their adjusted EBITDA year-over-year as a result of Order growth, which was offset by investment into other markets, including investments in expanding Delivery choice and coverage, driving increased Delivery Share, and significant investment in marketing. This resulted in an adjusted EBITDA margin of (11)% in the year ended 31 December 2020.

2019 Compared with 2018

Germany

Revenue increased by 147% to €205 million for the year ended 31 December 2019 from €83 million in the year ended 31 December 2018, driven by strong organic growth of the Lieferando.de brand, as well as the successful integration of the Acquired German Businesses. Revenue growth exceeded Order growth, mainly driven by an increase of the Just Eat Takeaway.com Group's standard commission rate by 1% and an expansion of the Delivery market share. The proportion of Orders which were paid for online increased from 46% in the year ended 31 December 2018 to 55% in the year ended 31 December 2019.

Adjusted EBITDA improved to €19 million compared to €(24) million in the year ended 31 December 2018, driven primarily by improved marketing efficiency through integration of the Acquired German Businesses, demonstrating the scalable nature of the business.

The Netherlands

Revenue increased by 23% to €119 million in the year ended 31 December 2019 from €96 million in the year ended 31 December 2018. Revenue grew faster than Orders as a result of an increase in the average Order size, driven by an increase in the Dutch value added tax rate and an increased Delivery market share. In addition, the proportion of Orders paid for online grew from 78% in the year ended 31 December 2018 to 82% in the year ended 31 December 2019. The increase in online payments drove growth in online payment services revenue to €7 million for the year ended 31 December 2019, an increase of 12% compared to the year ended 31 December 2018. Other revenue increased by 63% to €4 million in the year ended 31 December 2019 from €2 million in the year ended 31 December 2018, mainly due to growth in sold merchandise.

Adjusted EBITDA increased to €64 million in 2019 compared to €59 million in 2018 reflecting increased operational leverage as the Just Eat Takeaway.com Group delivered more to its network of consumers and restaurants. The decline in adjusted EBITDA margin was primarily a result of increased investments in Delivery, which has structurally higher fulfillment cost levels, as well as costs that were incurred in connection with the addition of support and management staff (relating to the growth of the Just Eat Takeaway.com Group's business generally).

United Kingdom

The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom during the years ended 31 December 2018 and 2019.

Canada

The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in Canada during the years ended 31 December 2018 and 2019.

Rest of the World

Revenue in the Rest of the World grew by 73% to €92 million in the year ended 31 December 2019 from €53 million in the year ended 31 December 2018, including the full year effect of businesses acquired in Israel, Romania, Bulgaria and Switzerland in 2018. The substantial growth in revenue reflected growth in Orders, which increased by 24 million, or 82%, in the year ended 31 December 2019 from the year ended 31 December 2018, and a slight increase in average commission rates. The 2019 average commission rate was mainly impacted by a 1% commission increase in Poland, with the impact of the increasing Delivery market share partly offset by the full year effect of 2018 acquisitions. The Average Order Value for the segment was slightly lower than in the year ended 31 December 2018, driven by the mix effect of a larger proportion of Orders coming from Poland and Israel, which have lower Average Order Values than Western European countries.

Adjusted EBITDA fell to €(25) million in the year ended 31 December 2019 compared to €(12) million in the year ended 31 December 2018, largely driven by the full year effect of acquisitions made in 2018 (Israel, Romania, Bulgaria and Switzerland) and by continuing investments in these high potential and under-penetrated markets. The Adjusted EBITDA margin declined by 5 percentage points to (27%).

Liquidity and Capital Resources

The Just Eat Takeaway.com Group's principal source of liquidity during the periods under review was cash generated from Orders, as well as proceeds from a January 2019 €430 million equity offering, an April 2020 €400 million equity offering, the issuance of the Convertible Bonds 2019 and the Convertible Bonds 2020 and drawing on the Just Eat Facility (defined below).

The Just Eat Takeaway.com Group's liquidity requirements arise primarily from the need to fund marketing expenses, meet working capital requirements and administrative expenses and to finance acquisitions. The Just Eat Takeaway.com Group has capacity under a contingent facility and an overdraft facility, pursuant to which it can draw cash in order to fund its working capital requirements if required. Changes in working capital can vary in the short term (as payments from restaurants are received on a daily basis, while the Just Eat Takeaway.com Group pays restaurants on a weekly basis), but changes in working capital are generally insignificant over the course of a particular year. Operating working capital is structurally negative, due to the difference between the restaurant and consumer payment cycles.

The Just Eat Takeaway.com Group manages its capital to ensure that entities in the Just Eat Takeaway.com Group will be able to continue as going concerns while maximizing the return to stakeholders through the optimization of the debt and equity balance. The Just Eat Takeaway.com Group believes that its existing cash, cash equivalents and available liquidity will be sufficient to meet its present working capital requirements. The capital structure of Just Eat Takeaway.com consists of net debt (borrowings, as disclosed in Note 22, after deducting available cash and cash equivalents as disclosed in Note 19, each to the 2020 Just Eat Takeaway.com Consolidated Financial Statements and shareholders' equity (comprising issued ordinary share capital, share premium, reserves and accumulated deficits as disclosed in Note 20 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

Indebtedness

The following table sets forth the Just Eat Takeaway.com Group's long- and short-term borrowings as of the dates indicated. Borrowings are recognized initially at fair value, net of transaction costs incurred. Subsequently, amounts are stated at amortized cost with the difference being recognized in the statement of profit or loss over the term of the borrowings using the effective interest rate method. See Note 22 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements for a description of each debt instrument.

			31 December(1)
€ in millions	Maturity Date	Interest Rate	2020(1)	2019	2018
Convertible Bonds 2019 (2,500 bonds at €100,000 par value)	January 2024	2.25%	235	228	—
Convertible Bonds 2020 (3,000 bonds at €100,000 par value)	April 2026	1.25%	248	—	—
Takeaway.com Revolving Credit Facility(2)	NA	NA	—	15	—
Just Eat Facility(3)	March 2025	LIBOR + 0.75% to 1.35%	—	—	—
Bridge Facility(4)			—	—	150
Total Borrowings(5)			483	243	150

(1)	Balance sheet data for the years ended 31 December 2020, 2019 and 2018 has been derived from the Just Eat Takeaway.com Group's consolidated financial statements.

(2)	Terminated in April 2020.

(3)
At 31 December 2019, Just Eat had access to a committed £350 million revolving credit facility, expiring in November 2023. On 9 March 2020, the facility was amended and extended. The facility level was increased to two tranches , one of £267.5 million and one of €307.6 million, and the term extended to 9 March 2025. The facility also includes an option to increase the commitments under the facility by a further £200 million (subject to bank credit committee approval) and an option to extend the facility by two further years (subject to bank credit committee approval). Following the Just Eat Acquisition there was a mechanism to add obligors from the wider Just Eat Takeaway.com Group to the facility. All approvals from the banks were given at the time of the amendments, subject to know-your-customer verifications and the acceding companies meeting the conditions pursuant to the revolving credit facility.

(4)	Repaid in full in January 2019.

(5)
The Convertible Bonds 2021, consisting of €600 million aggregate principal amount of Tranche A Convertible Bonds and €500 million aggregate principal amount of Tranche B Convertible Bonds, were issued on 9 February 2021.

The Management Board periodically reviews the capital structure of Just Eat Takeaway.com. As part of this review, the Management Board considers the cost of capital and the risks associated with each class of capital.

The Just Eat Takeaway.com Group's activities are exposed to a number of financial risks. The Just Eat Takeaway.com Group seeks to minimize the effects of market risk, credit risk and liquidity risk based on charters and policies. U.S. dollar exposure arises on the forecast payment of invoices to U.S. dollar-denominated suppliers. As the Just Eat Takeaway.com Group does not currently have U.S. dollar revenues, forward foreign exchange contracts with maturities up to one year are used to manage these exposures. The Just Eat Takeaway.com Group does not enter into derivative financial instruments for speculative purposes.

The Just Eat Takeaway.com Group entered into forward contracts totaling $30 million and £29 million during 2020 to hedge highly probable forecasted U.S. dollar-denominated operating costs and the cash flows of an intercompany loan denominated in Canadian dollars, respectively. The forward contracts have maturity dates ranging between 4 January 2021 and 1 September 2021. The forward contracts are valued based on level 1 inputs according to the fair value hierarchy and the mark-to-market value at 31 December 2020 is a liability of €2 million. The derivative assets and liabilities meet the offsetting criteria in IAS 32. Consequently, the gross derivative liability is set off against the gross derivative asset, resulting in the presentation of a net derivative liability in the statement of financial position. This amount is included within Other liabilities. The Just Eat Takeaway.com Group does not apply hedge accounting.

Convertible Bonds 2019

On 25 January 2019, Just Eat Takeaway.com issued the Convertible Bonds 2019 at 100% of their nominal value. The Convertible Bonds 2019 carry an interest rate of 2.25% payable semi-annually in arrears in equal instalments on 25 January and 25 July each year, commencing on 25 July 2019, and have a minimum denomination of €100,000 each. The initial conversion price of the Convertible Bonds 2019 was set at €69.525, representing a conversion premium of 35% above the price of a Just Eat Takeaway.com Share on the pricing date. The Convertible Bonds 2019 are convertible into 3,595,828 Just Eat Takeaway.com Shares, which is a rate of 1,438 Just Eat Takeaway.com Shares for every Convertible Bond 2019; unconverted Convertible Bonds 2019 become repayable on demand.

Just Eat Takeaway.com has the option to redeem all, but not a portion, of the Convertible Bonds 2019 at their principal amount plus any accrued interest from 9 February 2022, should the value of a Just Eat Takeaway.com Share exceed 130% of the conversion price over a certain period.

Convertible Bonds 2020

On 30 April 2020, Just Eat Takeaway.com issued the Convertible Bonds 2020 at 100% of their nominal value. The Convertible Bonds 2020 have an interest rate of 1.25% payable semi-annually in arrears in equal installments on 30 April and 30 October each year, commencing on 30 October 2020. The Convertible Bonds 2020 have a maturity of six years and a minimum denomination of €100,000 each. The set factor conversion price of the Convertible Bonds 2020 was set at €121.80, representing a conversion premium of 40% above the price of a Just Eat Takeaway.com Share on the pricing date. The Convertible Bonds 2020 are convertible into 2,463,054 Just Eat Takeaway.com Shares, which is a rate of 821 Just Eat Takeaway.com Shares for every Convertible Bond 2020; unconverted Convertible Bonds 2020 become repayable on demand.

Just Eat Takeaway.com has the option to redeem all, but not a portion, of the Convertible Bonds 2020 at their principal amount plus any accrued interest from 15 May 2023, should the value of a Just Eat Takeaway.com Share exceed 150% of the conversion price over a certain period, and from 15 May 2024, should the value of a Just Eat Takeaway.com Share exceed 130% of the conversion price over a certain period. At early redemption notice bondholders have the option to convert the Convertible Bonds 2020 into Just Eat Takeaway.com Shares.

Takeaway.com Revolving Credit Facility

On 26 October 2019, Just Eat Takeaway.com entered into a loan agreement for a €60 million revolving credit facility, which was subsequently amended in January 2020 to increase the amount that could be borrowed to up to €120 million (the "Takeaway.com Revolving Credit Facility"). The Takeaway.com Revolving Credit Facility was terminated in full in April 2020.

Just Eat Revolving Credit Facility

On 2 November 2017, Just Eat entered into a multi-currency revolving loan facility (as amended and restated on 9 March 2020, the "Just Eat Facility"), consisting of tranches of £267.5 million and €307.6 million, respectively, and subject to an option to increase the commitments under the facility by a further £200 million with lender consent. The borrowers under the Just Eat Facility are Just Eat and Just Eat Holding Limited, and such borrowers and certain subsidiaries of Just Eat Takeaway.com guarantee the obligations under the Just Eat Facility. Loans under the Just Eat Facility bear interest at a rate of LIBOR (or in the case of loans in euro or Canadian dollars, EURIBOR or CIDOR), plus a margin ranging from 0.75% to 1.35% based on Just Eat's Leverage Ratio (defined below). Pursuant to the Just Eat Facility, a commitment fee equal to 35% of the applicable margin per annum on the lenders' undrawn commitments and a utilization fee ranging between 0.10% and 0.40%, depending on the balance drawn under the Just Eat Facility, also apply. Availability of amounts under the Just Eat Facility is subject to compliance with financial covenants, tested semi-annually. The covenants require that (i) the ratio of total net debt to "Adjusted EBITDA" (as such term is defined in the Just Eat Facility) for Just Eat shall not exceed 3.0:1 (the "Leverage Ratio"), subject to certain exceptions; and (ii) the ratio of "Adjusted EBITDA" (as such term is defined in the Just Eat Facility) to net finance charges for Just Eat shall not be less than 4.0:1. The Just Eat Facility matures on 9 March 2025 but includes an extension option for two additional years with lender consent. As of 31 December 2020, Just Eat was in compliance with the financial covenants under the Just Eat Facility.

Cash Flow

The following table presents certain consolidated cash flow data for the Just Eat Takeaway.com Group for the periods indicated:

	Year ended 31 December
in millions €	2020	2019	2018
Net cash generated by / (used in) operating activities	177	(64)	(3)
Net cash generated by / (used in) investing activities	15	(497)	(130)
Net cash generated by financing activities	292	520	133
Net increase / (decrease) in cash and cash equivalents	484	(41)	0
Effects of exchange rate changes of cash held in foreign currencies	(5)	1	—
Total net increase / (decrease) in cash and cash equivalents	479	(40)	0

Cash Flows from Operating Activities

Cash payments to employees and suppliers are recognized as cash flows from operating activities. Cash flows from operating activities also include costs of business acquisition and divestment related costs, spending on provisions, and income taxes paid on operating activities.

Net cash generated by operating activities amounted to €177 million in the year ended 31 December 2020, compared with net cash used in operating activities of €64 million in the year ended 31 December 2019 and net cash used in operating activities of €3 million in 2018. The change in 2020 from 2019 was mainly driven by the Just Eat Acquisition, partially offset by higher interest paid of €14 million (2019: €7 million) and income taxes paid of €33 million (2019: €3 million). The change in 2019 from 2018 was mainly driven by the impact of the German Businesses Acquisition due to opening balances for restaurant payables and staff related expenses, additional expenses related to the Just Eat Acquisition in 2019, interest paid and timing of pay-out amounts due to restaurants.

Cash Flows from Investing Activities

Cash flows from investing activities are those arising from capital expenditure and disposal, additions and disposals of loans carried at amortized cost, additions and disposals of joint ventures and equity investments, and from the acquisition of business combinations. Cash and cash equivalents available at the time of acquisition or sale are deducted from the related payments or proceeds.

Net cash generated by investing activities was €15 million in the year ended 31 December 2020, an increase of €512 million compared with the year ended 31 December 2019, which included €113 million in cash acquired in relation to the Just Eat Acquisition in 2020 (2019: €490 million consideration paid in relation to the German Businesses Acquisition net of cash acquired). Net cash used in investing activities in 2019 was €497 million, compared to €130 million in 2018, which development was primarily driven by the cash paid to acquire the Acquired German Businesses.

Cash Flows from Financing Activities

Cash flows from financing activities comprise the cash receipts of the exercise of share options, and payments for issued shares, debt instruments, and short-term financing.

Net cash generated by financing activities was €292 million in the year ended 31 December 2020, compared with €520 million in the year ended 31 December 2019 and €133 million in the year ended 31 December 2018. The main drivers in 2020 were (i) proceeds from the issuance of new shares through an accelerated equity offering of shares of €400 million, (ii) the issuance of the 2020 convertible bonds of €300 million and (iii) the net repayment on revolving credit facilities of €359 million, consisting of €344 million repaid on the Just Eat Facility and €15 million repaid on the Takeaway.com Revolving Credit Facility. The financing activities in the year ended 31 December 2019 primarily consisted of, and the year-over-year increase from 2018 was driven by, the Convertible Bonds 2019 with a face value of €250 million, the drawdown on the Takeaway.com Revolving Credit Facility of €15 million, proceeds of €418 million from the accelerated bookbuild offering, and repayment of €150 million of the bridge facility which was raised in connection with the 10bis acquisition, with transaction costs constituting the majority of additional amounts of cash used in financing activities.

Cash and Cash Equivalents

	Year ended 31 December
€ in millions	2020	2019	2018
Cash and cash equivalents excluding Stichting Derdengelden	488	32	78
Cash balances held by Stichting Derdengelden(1)	41	18	12
Total Cash and Cash Equivalents	529	50	90

(1) Stichting Derdengelden Takeaway.com ("SD"), a foundation, collects the entire value of Orders paid by consumers through third party payment service providers for Orders made in several of the legacy Takeaway.com countries. The cash balances held by SD represent amounts due to restaurants (food value net of Just Eat Takeaway.com Group charges), consumers (refunds) and the Just Eat Takeaway.com Group (commissions, other charges and VAT). Each week, Takeaway.com Payments BV, a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com, calculates the amount due to each party and instructs SD to distribute the payable amounts. SD acts as a trustee, hence the cash balances are restricted.

Cash and cash equivalents are stated at face value and comprise cash balances, deposits held on call with banks, and other short-term highly liquid investments (maturity less than 3 months from acquisition date) that are readily convertible to a known amount of cash and subject to an insignificant risk of changes in value.

As of 31 December 2020, the Just Eat Takeaway.com Group had issued bank guarantees amounting to €2 million (2019: €1 million), and had issued letters of credit amounting to €7 million (2019: nil). Cash and cash equivalents are not restricted in relation to cross-border cash movements or repatriation due to tax complications. The amount of impairment allowance as at 31 December 2020 was nil (2019: nil, 2018: nil).

The Just Eat Takeaway.com Group collects receivables (i.e., payments from consumers) from payment service providers and passes these amounts on to financial institutions (for, among other things, payment to the restaurants listed on its portal). In certain jurisdictions, SD acts as trustee. Cash balances held by SD are restricted.

Capital Expenditure

The Just Eat Takeaway.com Group owns property and equipment, leasehold improvements and other equipment, which are presented in the financial statements at cost less accumulated depreciation and accumulated impairment losses (if any). Depreciation is recognized to write off the cost of an item of property and equipment, less any residual value, over its estimated useful life using a straight-line depreciation method. It is calculated as a fixed percentage of cost and is recognized from the date an asset is available for use.

Investment in property and equipment increased by 238% to €27 million for the year ended 31 December 2020 from €8 million for the year ended 31 December 2019 (31 December 2018: €4 million), in each case, related primarily to office equipment. At 31 December 2020, the contractual commitments entered into by the Just Eat Takeaway.com Group on leasehold improvements amount to €3 million in 2020 (2019: €1 million).

Research and Development

The Just Eat Takeaway.com Group dedicates resources to improve the consumer experience and enhance its offering to restaurants. Internally developed websites, apps and other software are capitalized to the extent that incremental costs can be separately identified, the product is technically feasible, expenditure can be measured reliably, and sufficient resources are available to complete the project. Where these conditions are not met the amounts are expensed as incurred. The Just Eat Takeaway.com Group capitalized development costs of €13 million during 2020. No research and development expenditures were capitalized during 2019 or 2018.

Litigation and Settlements

As discussed in Note 30 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements, various legal proceedings or claims are pending or may be instituted against the Just Eat Takeaway.com Group. See Note 30 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements and "Information about Just Eat Takeaway.com—Legal and Arbitration Proceedings".

Governmental Activity

The Just Eat Takeaway.com Group is subject to regulation by government officials. For more information about risks related to regulation, see "Information about Just Eat Takeaway.com—Regulatory".

Off-Balance Sheet Arrangements

The Just Eat Takeaway.com Group uses customary off-balance sheet arrangements, such as short-term and low value leases and guarantees, to finance its business. None of these arrangements has had or is likely to have a material effect on the Just Eat Takeaway.com Group's results of operations, financial condition or liquidity. See Note 29 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

Summary of Contractual Commitments

The Just Eat Takeaway.com Group's contractual obligations as of 31 December 2020 were as follows:

	Total	Less than 1 Year	1-5 Years	Thereafter
Long-term Debt Obligations(1)	590	9	581	0
Just Eat Facility	0	0	0	0
Lease Obligations(2)	108	24	63	21
Purchase Obligations(3)	20	19	1	0
Other Long-Term Liabilities(4)	80	4	32	44
Total Cash Obligations(5)	798	56	677	65

(1)
For more information about the Just Eat Takeaway.com Group's long-term debt, see Note 22 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements. The undiscounted cash flows represented both interest and principal cash flows. The nominal amount of the Convertible Bonds may be converted into Just Eat Takeaway.com Shares.

(2)	Lease obligations represent estimated payments primarily related to real estate, delivery bikes and vehicles. See Notes 26 and 29 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.
(3)	Purchase obligations relate primarily to media contracts, sponsorship and IT contracts and exclude leasehold improvements.
(4)
At 31 December 2020, the Just Eat Takeaway.com Group had a lease contract for a new Berlin office that has not yet commenced. The property is currently under construction and is expected to be available in July or August 2021. The lease payments amount to €8 million annually, with a duration of 10 years.

(5)	Total cash obligations are based on future payments contractually or otherwise committed to by 31 December 2020 and related to leases, purchases and debt.

Quantitative and Qualitative Disclosures about Market Risk

Information on the Just Eat Takeaway.com Group's financial risk management and treasury policies can be found in Note 25 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

Interest Rate Risk

The Just Eat Takeaway.com Group is exposed to interest rate risk due to existing borrowings at both fixed and floating interest rates. The risk is managed by the Management Board by maintaining an acceptable mix between fixed and floating rate borrowings. For the periods under review, Just Eat Takeaway.com obtained only one debt instrument with a floating rate of interest, the Takeaway.com Revolving Credit Facility, which was terminated in April 2020. As a result of the Just Eat Acquisition, certain subsidiaries of Just Eat Takeaway.com are borrowers under one debt instrument with a floating rate of interest, the Just Eat Facility. See Note 25 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements for further discussion of interest rate risk.

As of 31 December 2020, the Just Eat Takeaway.com Group had no outstanding drawings subject to a floating interest rate pursuant to the Just Eat Facility. The Just Eat Takeaway.com Group is exposed to interest rate risk on any variable-rate debt drawn under the Just Eat Facility, as a result of which fluctuations in interest rates can impact the Just Eat Takeaway.com Group's consolidated financial statements and a rising interest rate environment would increase the amount of interest paid on debt drawn under the Just Eat Facility. A hypothetical 100 basis point increase in interest rates would have resulted in an insignificant increase in the Just Eat Takeaway.com Group's interest expense for the year ended 31 December 2020.

Foreign Exchange Risk

Foreign exchange risk is the risk to earnings or capital arising from movement of foreign exchange rates. The Just Eat Takeaway.com Group undertakes transactions denominated in foreign currencies and therefore currency fluctuations may impact the Just Eat Takeaway.com Group's financial results.

The Just Eat Takeaway.com Group is mainly exposed to changes in foreign currency fluctuations of the Australian dollar, the Canadian dollar, the Danish Krone, the Swiss franc, the British pound sterling, the Bulgarian Lev, the Romanian Leu, the Israeli New Shekel, the Polish Zloty and the U.S. dollar. The Just Eat Takeaway.com Group is also exposed to changes in foreign currency fluctuations of the euro. While the euro is the Just Eat Takeaway.com Group's reporting currency, the carrying amounts of the euro are relevant in relation to exposure to the exchange rate fluctuations of the euro within subsidiaries which have other functional currencies. Of these exposures, the Just Eat Takeaway.com Group considers its exposure to the euro, the Canadian dollar, the British pound sterling, the U.S. dollar and the Danish Krone to be material. The carrying amounts of the Just Eat Takeaway.com Group's foreign currency assets and liabilities in such foreign currencies are as follows:

(€ in millions)	Assets 31 December 2020	Liabilities 31 December 2020
Euro	52	56
Canadian dollars	36	15
British pound sterling	26	44
U.S. dollars	13	6
Danish Krone	1	26

A sensitivity analysis was performed to determine the impact on Just Eat Takeaway.com's loss and equity of a 5% change in the relevant foreign currency exchange rates, with all other variables held constant. The analysis included only outstanding foreign currency denominated monetary assets and liabilities (i.e. those monetary assets and liabilities denominated in a currency that differs from the Just Eat Takeaway.com entities' functional currencies). The percentage used (5%) is the sensitivity rate used when reporting foreign currency risk internally to key management personnel and represents management's assessment of the reasonably possible change in foreign exchange rates. It was concluded that a reasonably possible change in the relevant foreign currency exchange rates would have a small impact on Just Eat Takeaway.com's loss and equity. See Note 25 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements for further discussion of foreign currency risk.

Credit Risk

Credit risk is the risk that a customer or other counterparty will default on its contractual obligations resulting in financial loss to the Just Eat Takeaway.com Group. In the event the Just Eat Takeaway.com Group decides to assume more credit risk through asset concentrations or adoption of new credit standards in conjunction with untested business lines, it will properly evaluate the impact this action will have on its liquidity.

The Just Eat Takeaway.com Group structures the levels of credit risk it undertakes by placing limits on the amount of risk accepted in relation to one borrower, or groups of borrowers and industry segments. Such risks are monitored on a revolving basis and are subject to frequent review. The Management Board periodically discusses the level of credit exposure from restaurants and corporate accounts at its meetings. The Just Eat Takeaway.com Group usually collects trade receivables within seven days.

Note 25 to the 2020 Just Eat Takeaway.com Group's consolidated financial statements details the Just Eat Takeaway.com Group's exposure to credit risk and the measurement bases used to determine expected credit losses for trade receivables.

The Just Eat Takeaway.com Group has two sublease contracts of office facilities in Germany with payments in advance. These contracts were added as part of the acquisition of the Acquired German Businesses. Since recognition, the credit risk of net investment in the leases has not changed as all lease payments were received in a timely manner.

Trade receivables consist of a large number of unrelated restaurants in various geographical areas. The Just Eat Takeaway.com Group's credit risk is reduced by its business model which allows it to offset payables to restaurants against receivables. The Just Eat Takeaway.com Group does not have significant credit risk exposure to any single counterparty. Concentration of credit risk to any counterparty did not exceed 5% of gross monetary assets at any time during 2020 (2019: did not exceed 5%).

The credit risk on liquid funds is limited because the counterparties are financial institutions with strong credit-ratings assigned by international credit-rating agencies.

Liquidity Risk

Liquidity risk to earnings or capital arises from a possible scenario that the Just Eat Takeaway.com Group might not be able to meet its obligations when they come due, without incurring unacceptable losses.

Liquidity risk includes the inability to manage unplanned decreases or changes in funding sources. Liquidity risk also arises from a failure to recognize or address changes in the market conditions that affect the ability to liquidate assets quickly and with minimal loss in value.

As of 31 December 2020, the aggregate principal amount of the outstanding Convertible Bonds 2019 was €250 million, the aggregate principal amount of the outstanding Convertible Bonds 2020 was €300 million and there were no outstanding borrowings under the Just Eat Facility. The Just Eat Takeaway.com Group is exposed to interest rate risk on any variable-rate debt drawn under the Just Eat Facility, as a result of which fluctuations in interest rates can impact the Just Eat Takeaway.com Group's consolidated financial statements and a rising interest rate environment would increase the amount of interest paid on debt drawn under the Just Eat Facility. A hypothetical 100 basis point increase in interest rates would have resulted in an insignificant increase in the Just Eat Takeaway.com Group's interest expense for the year ended 31 December 2020. For fixed-rate debt, changes in interest rates generally affect the fair value of the debt instruments, but not the Just Eat Takeaway.com Group's earnings or cash flows. Changes in fair value of the debt instruments should not have a significant impact on the Just Eat Takeaway.com Group's fixed-rate debt unless the Just Eat Takeaway.com Group's becomes required or elects to refinance or repurchase such debt.

Ultimate responsibility for liquidity risk management rests with the Management Board, which has established an approach for the management of the Just Eat Takeaway.com Group's short-, medium- and long-term funding and liquidity requirements. The Just Eat Takeaway.com Group manages liquidity risk by maintaining adequate reserves, by continuously monitoring cash flows, and by matching the maturity profiles of financial assets and liabilities.

For further information on the repayment structure of the Just Eat Takeaway.com Group's financial assets and debt, see Note 25 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

Impact of COVID-19

Since March 2020, the Just Eat Takeaway.com Group has been managing the impact of the COVID-19 pandemic on its business and monitoring its impact on the wider industry and the broader economy. While the Just Eat Takeaway.com Group saw trends towards increasing Orders and the increasing adoption of online payments as the preferred method of payment of its consumers accelerate due to a shift of consumer behavior with the COVID-19 pandemic, the pandemic has, in some jurisdictions, had a potentially adverse impact on partner restaurants, largely due to mandatory stay-at-home orders and restrictions on in-restaurant dining, which have contributed to changes in consumer behavior. As a result, some categories of restaurants in some geographies temporarily paused operations or limited their operations to take-out and delivery. The sustainability of the Just Eat Takeaway.com Group's consumer, restaurant and Delivery network remains of utmost importance and the Just Eat Takeaway.com Group provided temporary commission relief in the United Kingdom and Canada. The UK temporary commission relief consisted of a one-third reduction in commissions to independent restaurants for a period during March and April, which reduced commissions received by the Just Eat Takeaway.com Group on impacted Orders by £12.3 million. The Canadian temporary commission relief consisted of a rebate of 25% of commissions during March and April, which reduced commissions received by the Just Eat Takeaway.com Group on impacted Orders by Cdn$ 24 million. Through these and a range of other packages to support its restaurant partners and communities, the Just Eat Takeaway.com Group provided support worth approximately €59 million worldwide during 2020 in response to the COVID-19 pandemic, and the Just Eat Takeaway.com Group may apply similar measures to support its restaurant partners in the future.

The Just Eat Takeaway.com Group believes that it is well positioned for long-term growth and the net impact of the pandemic has been positive, however, the Just Eat Takeaway.com Group cannot reasonably estimate the duration or severity of the economic impact to consumers and restaurants of the restrictions on daily life to limit the spread of COVID-19, or the ultimate impact on the Just Eat Takeaway.com Group's operations and liquidity. In spite of the performance of the Just Eat Takeaway.com Group during the year ended 31 December 2020, the Just Eat Takeaway.com Group continues to actively monitor potential risks to or restraints on the business as a result of the COVID-19 pandemic. The COVID-19 pandemic has resulted, and may continue to result, in significant disruption of global financial markets, reducing the Just Eat Takeaway.com Group's ability to access capital, which could in the future negatively affect its liquidity, including its ability to repay amounts outstanding under the Just Eat Facility or the Convertible Bonds when due. The Just Eat Takeaway.com Group will continue to actively monitor the situation and may take actions as may be required by government authorities, or that the Just Eat Takeaway.com Group determines are in the best interests the company. See "Risk Factors—Risks Relating to the Business of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group—Public health issues such as a major pandemic or epidemic, including the long-term continuation or escalation of the COVID-19 outbreak, may have an adverse impact on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's business" for further discussion.

Critical Accounting Policies and Estimates

The preparation of the consolidated financial statements in conformity with IFRS requires the Management Board to make judgments, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, revenues, expenses and the disclosure of contingent assets and liabilities. The application of accounting policies requires judgments that impact the amounts recognized. In general, the judgments, estimates and assumptions are based on market information, knowledge, historical experience and other factors that the Management Board believes to be reasonable under the circumstances. The recognized amounts are based on factors which by default are associated with uncertainties. Actual results may differ from those estimates and may result in material adjustments in the next financial year(s). The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods. For further information on all of the Just Eat Takeaway.com Group's significant judgments, accounting policies, estimates and assumptions, see Note 2 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

The most significant estimates and judgments are:

Principal versus agent revenue recognition

Judgment is required in evaluating whether the Just Eat Takeaway.com Group is the principal or an agent in transactions with its customers. The evaluation is based on whether the Just Eat Takeaway.com Group controls the goods or services provided to the customer and therefore is the principal in the transaction and presents revenue on a gross basis, or arranges for other parties to provide the service to the customer and therefore is an agent in the transaction and presents revenue on a net basis.

The Management Board has determined that, for marketplace services, the Just Eat Takeaway.com Group is an agent as consumers use the Just Eat Takeaway.com Group platform to choose a restaurant's distinct offerings and place an order for them, with fulfilment of the food order always remaining the responsibility and within the control of the restaurant. The Just Eat Takeaway.com Group does not pre-purchase or otherwise obtain control of the restaurant's goods or services prior to their transfer to the consumer.

In addition to marketplace services, the Just Eat Takeaway.com Group includes the option of delivery services in contracting with restaurants. If the Just Eat Takeaway.com Group contracts with a restaurant for the Just Eat Takeaway.com Group to provide delivery services, the Management Board has determined that the delivery service is controlled by the Just Eat Takeaway.com Group because (i) the Just Eat Takeaway.com Group has the responsibility for performing the delivery service, including but not limited to, identifying and directing the couriers to perform the delivery services, thereby controlling the service before it is transferred to the consumer; (ii) the Just Eat Takeaway.com Group remains at all times primarily responsible to its customers for delivering the food to the consumer; and (iii) the Just Eat Takeaway.com Group has sole discretion in setting the transaction price, hours of operation and boundaries for the delivery services (as well as the other key terms) and the sole ability to decline the provision of services for delivery.

The majority of the Just Eat Takeaway.com Group's revenue is recognized when the transaction is completed, i.e., when the order is delivered to the consumer and it is probable that the Just Eat Takeaway.com Group will collect the related consideration, that being on delivery of food to a consumer. The Just Eat Takeaway.com Group typically receives the fees within a short period of time following completion of the transaction. Commission revenue is recorded on a net basis as the Just Eat Takeaway.com Group has concluded that it is acting as an agent. Fees for delivery services charged to the consumer are recognized in revenue, with the cost incurred in providing the delivery services and processing transactions included in order fulfilment costs, as the Just Eat Takeaway.com Group has concluded that it is acting as the principal where the Just Eat Takeaway.com Group controls the delivery service.

Taxation

As a result of the geographical spread of the Just Eat Takeaway.com Group's operations and the varied, increasingly complex nature of local and global tax law, there are some transactions for which the ultimate tax determination is uncertain during the ordinary course of business. Resolving tax issues can take several years and is not always within the Just Eat Takeaway.com Group's control.

For each Just Eat Takeaway.com Group entity, the current income tax expense is calculated and (material) differences between the accounting and tax base are determined, resulting in deferred tax assets or liabilities. These calculations may deviate from the final tax assessments, which will be received in future periods.

In determining the amount of current and deferred tax, the impact of uncertain tax positions and whether additional taxes and interest may be due are taken into account. The Just Eat Takeaway.com Group believes that its accruals for tax liabilities are adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience. A provision is recognized for those matters for which the tax determination is uncertain, but it is considered probable that the relevant tax authority will not accept the tax treatment under tax law. The provisions are measured at the best estimate of the amount expected to become payable. A change in estimate of the likelihood of a future outflow and/or in the expected amount to be settled would be recognized in the period in which the change occurs. This requires the application of judgment as to the ultimate outcome, which can change over time depending on facts and circumstances. Judgments mainly relate to transfer pricing, including inter-company financing, expenditure deductible for tax purposes and restructuring of the assets in order to align the tax and legal structure with the business model of the Just Eat Takeaway.com Group. A deferred tax asset is recognized to the extent that it is probable that sufficient and suitable future taxable profit will be available against which the deductible temporary differences and unused tax losses can be utilized. Relevant tax law is considered to determine the availability of the losses to offset against the taxable profits in the future. Recognition of deferred tax assets therefore involves judgment regarding the future financial performance of the entities for which the deferred tax asset has been recognized and is therefore inherently uncertain.

Liabilities in respect of uncertain tax positions, if these would occur, are measured based on interpretation of country-specific tax law and assigning probabilities to the possible likely outcomes and range of taxes payable in order to ascertain a weighted average probable liability. In-house tax experts, external tax experts and previous experience are used to help assess the tax risks when determining and recognizing such liabilities. See Note 9 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements for details of the tax losses recognized.

Capitalized development costs

The continual enhancement of the Just Eat Takeaway.com Group's platforms is a key strategy to achieve the Just Eat Takeaway.com Group's goals, as the Just Eat Takeaway.com Group operates in a competitive environment, with well-funded and innovative competitors. Failure to maintain the pace of change and technology development would lead to a reduction in economic returns. The Just Eat Takeaway.com Group continues to invest in the functionality of its products and to improve the experience for all of its users and there is judgment in how to account for this subsequent expenditure on its existing intangible assets.

Judgment is required in evaluating whether subsequent development expenditure is to be capitalized as an internally generated intangible asset or expensed as incurred. The key elements of judgment are whether the development project will generate incremental probable future economic benefit and which projects result in substantial improvements that increase the functionality of the asset. Economic benefit is determined as either an increase in revenues or reduction in costs. Only those projects that are a substantial improvement and that result in direct and incremental economic benefit will be capitalized.

Some development expenditure is required to maintain the performance of the Just Eat Takeaway.com Group's marketplace and to ensure that the Just Eat Takeaway.com Group's consumers continue to have a positive experience. However, in the Management Board's judgment, these projects do not directly result in incremental economic benefit and therefore have been expensed. Expenditures that result in a new or substantially improved product and directly result in additional probable future economic benefit for the Just Eat Takeaway.com Group are capitalized and amortized on a straight-line basis over the estimated useful life. See Note 13 to the Just Eat Takeaway.com Group's consolidated financial statements for further details.

Impairment of Goodwill

Determining whether goodwill is impaired requires an estimation of the value in use of the cash generating units ("CGUs") to which goodwill has been allocated. The value in use calculation requires the Managing Directors to estimate the future cash flows expected to arise from the CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise. The key sources of estimation uncertainty in the assessment of goodwill impairment are the assumptions around order growth rates, the weighted average cost of capital and the reduction in driver costs per order (the primary direct cost per order). Should the actual performance be worse than assumptions made relating to order growth and cost reductions, or if future outlook changes over time, there is a significant risk of a material adjustment to goodwill within the next 12 months. Changes in the competitive or regulatory environment or changes in technology could result in significant changes to order growth and costs per order. For example, a new competitor may enter a market, or labor regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated. See Note 12 to the Just Eat Takeaway.com Group's consolidated financial statements for further details on the carrying amounts and impairment analyses performed.

Impairment of Intangible Assets Other Than Goodwill

Intangible assets other than goodwill are impaired if the carrying value exceeds the recoverable amount (i.e., the higher of fair value less costs of disposal and value in use). An impairment test is carried out on the intangible asset or CGU where there is an indication of impairment during the year. In such cases, the Managing Directors determine the value in use by estimating the future cash flows expected to arise from the asset or CGU and a suitable discount rate in order to calculate present value. Where the actual future cash flows are less than expected, a material impairment loss may arise.

Changes in the competitive or regulatory environment or changes in technology could result in significant changes to future cash flows expected to arise from the asset or CGU and the suitable discount rate. For example, a new competitor may enter a market, or labor regulations may change. Such risks are actively monitored and factored into future cash flow estimates when known or anticipated. See Note 13 to the Just Eat Takeaway.com Group's consolidated financial statements for further details on the carrying amounts and impairment analyses performed.

Useful Lives of Other Intangible Assets

The useful lives of intangible assets other than goodwill are determined based on best practice within the Just Eat Takeaway.com Group and are in line with common market practice. The Just Eat Takeaway.com Group reviews the remaining useful lives of its other intangible assets annually. The uncertainty included in this estimate is that the useful lives are estimated longer than the actual useful lives of the intangible assets, which could possibly result in accelerated amortization in future years and/or impairments at the end of the actual useful lives of the related intangible assets.

Provisions and Contingencies

In determining the likelihood and timing of potential cash out flows, the Just Eat Takeaway.com Group needs to make estimates. For claims and litigation, the assessment is based on internal and external legal assistance and established precedents. For contingencies, the Just Eat Takeaway.com Group is required to exercise significant judgment to determine whether the risk of loss is possible but not probable. Contingencies involve inherent uncertainties including, but not limited to, court rulings and negotiations between affected parties.

Recent Accounting Pronouncements

Certain new accounting standards and interpretations have been issued but are not yet effective for the year ended 31 December 2020 and have not been early adopted:

•	Adoption of IFRS 17 Insurance contracts;

•	Amendments to IAS 37 Onerous Contracts – Cost of fulfilling a contract;

•	Amendments to IAS 16 Proceeds before Intended Use;

•	Amendments to IFRS 3 Reference to the Conceptual Framework;

•	Amendments to IAS 1 Classification of Liabilities as Current or Non-current;

•	Amendments to IFRS 10 and IAS 28 Sale or Contribution of Assets between an Investor and its Associate or Joint Venture;

•
Annual Improvements to IFRS Standards 2018-2020 Cycle: Amendments to IFRS 1 First-time Adoption of International Financial Reporting Standards, IFRS 9 Financial Instruments, IFRS 16 Leases, and IAS 41 Agriculture;

•	Amendments to IFRS 4 Insurance contracts - deferral of IFRS 9; and

•	Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 Interest rate benchmark reform - phase 2.

None of the accounting standards issued but not yet effective is expected to have a significant impact on the Just Eat Takeaway.com Group's consolidated financial statements.

Information Incorporated by Reference

This Prospectus incorporates by reference the Just Eat Takeaway.com trading update for the three months ended 31 March 2021. In addition, the table below sets outs sections of the Just Eat Limited 2019 Annual Report and Accounts, which contains information on Just Eat Limited's operating and financial review for the year ended 2019 (and comparison with the prior period), which are incorporated by reference in this Prospectus. The Just Eat Limited 2019 Annual Report and Accounts relates to the Just Eat Group prior to the Just Eat Acquisition.

Topic	Just Eat Limited 2019 Annual Report and Accounts
Operating and Financial Review	pp. 3-5 ("Strategic Performance Review"), pp. 90-95 ("Alternative performance measures")

OPERATING AND FINANCIAL REVIEW OF THE GRUBHUB GROUP

The following discussion and analysis should be read in conjunction with the rest of this Prospectus, including the Grubhub Consolidated Financial Statements, including the notes thereto and the auditor's report thereon, which are incorporated by reference in this Prospectus.

Except as otherwise stated, this operating and financial review is based on the Grubhub Consolidated Financial Statements, which have been prepared in accordance with U.S. GAAP. For a discussion of the presentation of the Grubhub Group's historical financial information included in this Prospectus, see "Important Information―Presentation of Financial and Other Information".

The following discussion makes reference to certain financial measures not prepared in accordance with U.S. GAAP. Prospective investors should bear in mind that these financial measures are not financial measures defined in accordance with U.S. GAAP, may not be comparable to other similarly titled measures of other companies, may have limitations as analytical tools and should not be considered in isolation or as a substitute for analysis of the Grubhub Group's operating results as reported under U.S. GAAP. See "—Non-GAAP Financial Measure".

The following discussion also contains forward-looking statements that involve risks and uncertainties. The future results of the Grubhub Group could differ materially from those discussed below. Factors that could cause or contribute to such differences include, without limitation, those discussed in particular in the chapters entitled "Risk Factors" and "Information about Grubhub" and elsewhere in this Prospectus. See "Important Information―Forward-Looking Statements" for a discussion of the risks and uncertainties related to those statements.

Material Factors Affecting Results of Operations

Global Pandemic. Since March 2020, the Grubhub Group has been monitoring the impact of the COVID-19 pandemic on its business and monitoring its impact on the wider industry and the broader economy. The pandemic has had a significant, adverse impact on the Grubhub Group's restaurant partners, largely due to restrictions on in-restaurant dining, which have contributed to changes in diner behavior.

While the Grubhub Group initially experienced somewhat reduced order volume at the onset of the pandemic during the first quarter of 2020, the Grubhub Group saw significantly improved trends in the subsequent quarters as new diners and new restaurants joined its platform and existing diners increased ordering as a substitute for in-restaurant dining. These factors contributed to significant increases in Active Diners, Daily Average Grubs and Gross Food Sales (each as defined below) on a year-over-year basis.

However, the sustainability of the Grubhub Group's restaurant, driver and diner network remains paramount. Therefore, since the onset of the pandemic, the Grubhub Group has sought out ways to support its restaurants and drivers, including through investments in programs designed to drive more business to its restaurant partners such as promotions, reduced diner fees and product improvements. The Grubhub Group also supported its drivers by investing in personal protection kits and higher pay and bonuses. The Grubhub Group may continue to invest in such programs while the COVID-19 pandemic persists. In addition, governments in certain of the markets where the Grubhub Group operates introduced temporary emergency orders or legislation limiting the commission that the Grubhub Group can charge its restaurant partners during the pandemic in order to aid the restaurant sector. The Grubhub Group believes that it will emerge from these events well positioned for long-term growth, however, it cannot reasonably estimate the duration or severity of the economic impact to diners and restaurants of the restrictions on daily life to curb the spread of COVID-19, or the ultimate impact on the Grubhub Group's operations and liquidity. It will continue to actively monitor the situation and may take further actions as may be required by federal, state or local or authorities, or that it determines are in the best interests of its network of restaurants, drivers, diners and employees.

Results of Operations

In 2020, the Grubhub Group continued its strong growth trajectory, generating 39% revenue growth and continued growth across all key business metrics as compared to 2019. At the same time, the Grubhub Group provided significant support to its restaurant partners in response to the COVID-19 pandemic in the form of reduced commissions and fees and marketing and promotional support. Additionally, the Grubhub Group made meaningful progress on its restaurant network and diner loyalty initiatives in 2020, including launching its GH+ subscription program and expanding its network to more than 265,000 partnered restaurants.

Compared to 2019, its revenues increased by $507.8 million, or 39%, to $1.8 billion for the year ended 31 December 2020. The increase was primarily related to a 26% increase in Daily Average Grubs and a 16% higher average order size. Daily Average Grubs increased to 622,700 during the year ended 31 December 2020 from 492,300 during 2019 driven by improved diner retention and frequency as well as significant growth in Active Diners, which increased from 22.6 million to 31.4 million year-over-year. The growth in Active Diners and Daily Average Grubs was primarily as a result of increased product and brand awareness by diners largely driven by accelerated adoption of online food ordering as a result of COVID-19, marketing efforts and word-of-mouth referrals, better restaurant choices for diners in its markets and technology and product improvements. The higher average order size was primarily driven by changing diner behavior as a result of COVID-19 including family or group orders. The increase in revenues was partially offset by a 120 basis point decrease in its average revenue capture rate of Gross Food Sales. The decrease in its average revenue capture rate was primarily driven by restaurant support programs including temporary COVID-19 related fee caps, funding coupons and lower restaurant and diner facing fees, which reduced revenue.

The Grubhub Group's net loss increased by $137.3 million to $155.9 million or $1.69 per diluted share during the year ended 31 December 2020 compared to 2019. The increase was primarily driven by significant restaurant support and driver safety spending in response to COVID-19 including reduced commissions and fees, marketing and promotional support and bonuses and personal protective equipment for the Grubhub Group's drivers. Additionally, compensation expense, payment processing costs and certain other expenses increased as a result of organic growth in the business and order volume. The Grubhub Group also incurred additional legal settlement costs and merger and restructuring expenses in 2020.

Key Business Metrics

To analyze its business performance, determine financial forecasts and help develop long-term strategic plans, the Grubhub Group reviews key business metrics which include transactions placed on the platform where the Grubhub Group provides marketing services to generate orders. The platform excludes transactions where the Grubhub Group exclusively provides technology or fulfillment services. The following key business metrics are reviewed:

Active Diners

The Grubhub Group counts Active Diners as the number of unique diner accounts from which an order has been placed in the past twelve months through its platform. Diner accounts from which an order has been placed on one of its websites or one of its mobile applications are included in its Active Diner metrics. Active Diners is an important metric for the Grubhub Group because the number of diners using its platform is a key revenue driver and a valuable measure of the size of its engaged diner community. Some of its diners could have more than one account if they were to set up multiple accounts using a different email address for each account. As a result, it is possible that its Active Diners metric may count certain diners more than once during any given period.

Daily Average Grubs

The Grubhub Group counts Daily Average Grubs as the number of orders placed on its platform divided by the number of days for a given period. Daily Average Grubs is an important metric because the number of orders processed on its platform is a key revenue driver and, in conjunction with the number of Active Diners, a valuable measure of diner activity on its platform for a given period.

Gross Food Sales

The Grubhub Group calculates Gross Food Sales as the total value of food, beverages, taxes, prepaid gratuities, and any diner-paid fees processed through its platform. The Grubhub Group includes all revenue generating orders placed on its platform in this metric. Gross Food Sales is an important metric because the total volume of food sales transacted through its platform is a key revenue driver. Because the Grubhub Group acts as an agent of the merchant in the transaction, revenues are recognized on a net basis for its commissions from the transaction, which are a percentage of the total Gross Food Sales for such transaction.

The Grubhub Group's key business metrics are as follows for the periods presented:

	Year Ended 31 December,			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
Active Diners	31,417,000	22,621,000	17,688,000	39%	28%
Daily Average Grubs	622,700	492,300	435,900	26%	13%
Gross Food Sales (in millions)	$8,668.9	$5,913.6	$5,056.8	47%	17%

The Grubhub Group experienced growth across all of its key business metrics, Active Diners, Daily Average Grubs and Gross Food Sales, during the periods presented. The Grubhub Group experienced growth across all of its key business metrics during the year ended 31 December 2020 as compared to the prior year primarily as a result of increased product and brand awareness by diners largely driven by accelerated adoption of online food ordering due to COVID-19, marketing efforts and word-of-mouth referrals, better restaurant choices for diners in its markets and technology and product improvements. COVID-19 impacted all of its key business metrics as a result of changing diner behaviors. Gross Food Sales increased disproportionately to Daily Average

Grubs due to higher average order size, which was primarily a result of changing diner behavior as a result of COVID-19. Additionally, the Grubhub Group's investment in programs to support restaurants during the COVID-19 pandemic including funding coupons, lower diner facing fees and increased advertising during the year ended 31 December 2020 drove incremental Daily Average Grubs and Gross Food Sales.

No Significant Change

There has been no significant change in the financial performance or financial position of the Grubhub Group since 31 March 2021, being the latest date at which historical financial information for the Grubhub Group has been published.

Description of Key Line Items in the Consolidated Statement Profit or Loss

Revenues

The Grubhub Group generates revenues primarily when diners place an order on its platform through its mobile applications, its websites, or through third-party websites that incorporate its API or one of its listed phone numbers. Restaurant partners pay the Grubhub Group a commission, typically a percentage of the transaction on orders that are processed through its platform. Most of the restaurant partners on the platform can choose their level of commission rate, at or above the base rate. A restaurant can choose to pay a higher rate which affects its prominence and exposure to diners on the platform. Additionally, restaurant partners that use the Grubhub Group's delivery services pay an additional commission for the use of those services. The Grubhub Group may also charge fees directly to the diner.

For most orders, diners use a credit card to pay the Grubhub Group for their meal when the order is placed. For these transactions, the Grubhub Group collects the total amount of the diner's order net of payment processing fees from the payment processor and remits the net proceeds to the restaurant less commissions and other fees. The Grubhub Group generally accumulates funds and remits the net proceeds to the restaurant partners on at least a monthly basis. Non-partnered restaurants are paid at the time of the order. The Grubhub Group also deducts commissions for other transactions that go through its platform, such as cash transactions for restaurants in its network, from the aggregate proceeds received.

The Grubhub Group periodically provides incentive offers to restaurants and diners to use its platform. These promotions are generally cash credits to be applied against purchases. These incentive offers are recorded as reductions in revenues, generally on the date the corresponding revenue is recorded.

The Grubhub Group also generates revenue from fees paid by diners for GH+, its subscription product. GH+ subscribers receive unlimited deliveries with $0 delivery fee on qualifying orders from GH+ restaurants.

The Grubhub Group also derives some revenues from mobile application development professional services and access to the respective order ahead platforms and related tools and services.

The Grubhub Group generates a small amount of revenues directly from companies that participate in its corporate ordering program and by selling advertising on its allmenus.com website.

The Grubhub Group does not anticipate that corporate fees, advertising, professional services or fees to access order ahead platforms and tools will generate a significant portion of its revenues in the foreseeable future.

Costs and Expenses

Operations and Support

Operations and support expenses consist of salaries and benefits, stock-based compensation expense and bonuses for salaried employees and payments to independent contractors engaged in customer care, operations and restaurant delivery services. Operations and support expenses also include payment processing costs for diner orders, costs of uploading and maintaining restaurant menu content, communications costs related to orders, facilities costs allocated on a headcount basis and other expenses related to operating and maintaining an independent delivery network.

Sales and Marketing

Sales and marketing expenses contain advertising expenses including search engine marketing, television, online display, media and other programs. Sales and marketing expenses also consist of salaries, commissions, benefits, stock-based compensation expense and bonuses for restaurant sales, restaurant sales support, corporate and campus program customer sales and marketing employees, payments to contractors and facilities costs allocated on a headcount basis.

Technology (exclusive of amortization)

Technology (exclusive of amortization) expenses consist of salaries and benefits, stock-based compensation expense and bonuses for salaried employees and payments to contractors engaged in the design, development, maintenance and testing of the Grubhub Group's platform, including its websites, mobile applications and other products. Technology expenses also include facilities costs allocated on a headcount basis but do not include amortization of capitalized website and software development costs.

General and Administrative

General and administrative expenses consist of salaries, benefits, stock-based compensation expense and bonuses for executive, finance, accounting, legal, human resources and administrative support. General and administrative expenses also include legal, accounting, other third-party professional services, other miscellaneous expenses and facilities costs allocated on a headcount basis.

Depreciation and Amortization

Depreciation and amortization expenses primarily consist of amortization of acquired intangibles and depreciation of computer equipment, furniture and fixtures, leasehold improvements and capitalized website and software development costs.

Income Tax (Benefit) Expense

Income tax (benefit) expense consists of federal and state income taxes in the United States and income taxes in certain foreign jurisdictions, deferred income taxes reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, excess tax benefits or deficiencies from stock-based compensation and net operating loss carryforwards.

Comparison Results of Operations for the Years Ended 31 December 2020, 31 December 2019 and 31 December 2018

The following tables set forth the Grubhub Group's results of operations for the periods presented in dollars and as a percentage of its revenues:

	Year Ended 31 December
	2020		2019		2018
	Amount	%of revenue	Amount	%of revenue	Amount	%of revenue
		(in thousands, except percentages)
Revenues	$1,819,982	100%	$1,312,151	100%	$1,007,257	100%
Cost and expenses:
Operations and support	1,169,126	64%	675,471	51%	454,321	45%
Sales and marketing	402,503	22%	310,299	24%	214,290	21%
Technology (exclusive of amortization)	122,949	7%	115,297	9%	82,278	8%
General and administrative	132,553	7%	101,918	8%	85,465	8%
Depreciation and amortization	141,821	8%	115,449	9%	85,940	9%
Total costs and expenses(a)	1,968,952	108%	1,318,434	100%	922,294	92%
Income (loss) from operations	(148,970)	nm	(6,283)	nm	84,963	8%
Interest expense – net	27,988	2%	20,493	2%	3,530	0%
Income (loss) before provision for income taxes	(176,958))	nm	(26,776)	nm	81,433	8%
Income tax (benefit) expense	(21,097)	nm	(8,210)	nm	2,952	0%
Net income (loss) attributable to common stockholders	$(155,861)	nm	(18,566)	nm	$78,481	8%
NON-GAAP FINANCIAL MEASURES:
Adjusted EBITDA(b)	$109,311	6%	$186,150	14%	$233,742	23%

(1)	Totals of percentage of revenues may not foot due to rounding

(2)	For an explanation of Adjusted EBITDA as a measure of the Grubhub Group's operating performance and a reconciliation to net earnings, see "Non-GAAP Financial Measure-Adjusted EBITDA" below.

The following is a discussion of the Grubhub Group's results of operations for the year ended 31 December 2020 compared to 2019 and for the year ended 31 December 2019 compared to 2018.

Revenues

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Revenue	$1,819,982	$1,312,151	$1,007,257	39%	30%

2020 compared to 2019

Revenues increased by $507.8 million, or 39%, for the year ended 31 December 2020 compared to 2019. The increase was primarily related to a 26% increase in Daily Average Grubs and a 16% higher average order size. Daily Average Grubs increased to 622,700 during the year ended 31 December 2020 from 492,300 during 2019 driven by improved diner retention and frequency as well as significant growth in Active Diners, which increased from 22.6 million to 31.4 million year-over-year. The growth in Active Diners and Daily Average Grubs was primarily as a result of increased product and brand awareness by diners largely driven by accelerated adoption of online food ordering due to COVID-19, marketing efforts and word-of-mouth referrals, better restaurant choices for diners in the Grubhub Group's markets and technology and product improvements. The higher average order size was primarily driven by changing diner behavior as a result of COVID-19, including family or group orders. The increase in revenues was partially offset by a 120 basis point decrease in the Grubhub Group's average revenue capture rate of Gross Food Sales. The decrease in the Grubhub Group's average revenue capture rate was primarily driven by restaurant support programs, including temporary COVID-19 related fee caps, funding coupons and lower restaurant and diner facing fees which reduced revenue.

2019 compared to 2018

Revenues increased by $304.9 million, or 30%, for the year ended 31 December 2019 compared to 2018. The increase was primarily related to significant growth in Active Diners, which increased from 17.7 million to 22.6 million at the end of each year, driving an increase in Daily Average Grubs to 492,300 during the year ended 31 December 2019 from 435,900 Daily Average Grubs during 2018. The growth in Active Diners and Daily Average Grubs was due primarily to increased product and brand awareness largely as a result of marketing efforts and word-of-mouth referrals, better restaurant choices for diners in the Grubhub Group's markets, and technology and product improvements to drive more orders. In addition, revenue increased during the year ended 31 December 2019 compared to 2018 due to an increase in average commission rates as a result of a higher proportion of orders fulfilled through the Grubhub Group's delivery services as well as restaurant partners electing increased prominence on the platform, the inclusion of results from acquisitions, and higher average order size.

Operations and Support

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Operations and support	$1,169,126	$675,471	$454,321	73%	49%
Percentage of revenues	64%	51%	45%

2020 compared to 2019

Operations and support expense increased by $493.7 million, or 73%, for the year ended 31 December 2020 compared to 2019. This increase was primarily attributable to a 110% increase in expenses related to delivering orders as well as expenses incurred to support the 47% growth in Gross Food Sales including payment processing costs, customer care and operations personnel costs and other platform infrastructure expenses. Delivery expenses increased disproportionally with revenue growth during the year ended 31 December 2020 compared to the prior year due the increase in Grubhub-delivered orders in proportion to total orders as well as incremental expenses for personal protection equipment kits, higher pay and bonuses for drivers in response to COVID-19.

2019 compared to 2018

Operations and support expense increased by $221.2 million, or 49%, for the year ended 31 December 2019 compared to 2018. This increase was primarily attributable to expenses incurred to support the 17% growth in Gross Food Sales and the related increase in order volume including expenses related to delivering orders, the inclusion of results from recent acquisitions, payment processing costs and customer care and operations personnel costs. Delivery expenses increased disproportionally with revenue growth during the year ended 31 December 2019 compared to the prior year due to organic growth of the Grubhub Group's delivery orders and the expansion of the delivery network in general.

Sales and Marketing

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Sales and marketing	$402,503	$310,299	$214,290	30%	45%
Percentage of revenues	22%	24%	21%

2020 compared to 2019

Sales and marketing expense increased by $92.2 million, or 30%, for the year ended 31 December 2020 compared to 2019. The increase was primarily attributable to an increase of $70.2 million in the Grubhub Group's advertising campaigns across various media channels including incremental spend to support restaurants in response to COVID-19, as well as an increase in salaries, commissions and stock-based compensation expense due to a 26% growth in the Grubhub Group's sales and marketing teams and the expansion of its restaurant network. Sales and marketing expense as a percentage of revenue decreased from 24% during the year ended 31 December 2019 to 22% during the same period in 2020.

2019 compared to 2018

Sales and marketing expense increased by $96.0 million, or 45%, for the year ended 31 December 2019 compared to 2018. The increase was primarily attributable to an increase of $66.8 million in the Grubhub Group's advertising campaigns across various media channels, as well as an increase in salaries, commissions and stock-based compensation expense due to the 38% growth in its sales and marketing teams.

Technology (exclusive of amortization)

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Technology (exclusive of amortization)	$122,949	$115,297	$82,278	7%	40%
Percentage of revenues	7%	9%	8%

2020 compared to 2019

Technology expense increased by $7.7 million, or 7%, for the year ended 31 December 2020 compared to 2019. The increase was primarily attributable to the 8% growth in the Grubhub Group's technology team to support the growth and development of its platform. Technology team expenses, including related salaries, stock-based compensation expense, and payroll taxes, increased as a result of organic growth.

2019 compared to 2018

Technology expense increased by $33.0 million, or 40%, for the year ended 31 December 2019 compared to 2018. The increase was primarily attributable to the 40% growth in the Grubhub Group's technology team to support the growth and development of the platform. Technology team expenses, including related salaries and stock-based compensation expense, increased as a result of organic growth and the impact of acquisitions.

General and Administrative

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
General and administrative	$132,553	$101,918	$85,465	30%	19%
Percentage of revenues	7%	8%	8%

2020 compared to 2019

General and administrative expense increased by $30.6 million, or 30%, for the year ended 31 December 2020 compared to 2019. The increase was primarily attributable to a $12.5 million legal settlement accrual recorded during the year ended 31 December 2020 (see Part II, Item 8, Note 10, Commitments and Contingencies, to the Grubhub Group's consolidated financial statements in the Annual Report on Form 10-K for additional details), as well as a $9.4 million increase in merger and acquisition expenses primarily related to the Transaction, a $6.9 million increase in restructuring costs primarily related to the closure of certain offices and certain miscellaneous expenses to support the growth of its business.

2019 compared to 2018

General and administrative expense increased by $16.5 million, or 19%, for the year ended 31 December 2019 compared to 2018. The increase was primarily attributable to the inclusion of results of operations from recent acquisitions as well an increase in a number of miscellaneous expenses required to support growth in the business. The increase was partially offset by a decrease in transaction expenses related to acquisitions incurred during the year ended 31 December 2018.

Depreciation and Amortization

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Depreciation and amortization	$141,821	$115,449	$85,940	23%	34%
Percentage of revenues	8%	9%	9%

2020 compared to 2019

Depreciation and amortization expense increased by $26.4 million, or 23%, for the year ended 31 December 2020 compared to 2019. The increase was primarily attributable to the increase in capital spending on internally developed software, restaurant facing technology and digital assets to support the growth of the business, partially offset by certain acquired intangible assets becoming fully amortized.

2019 compared to 2018

Depreciation and amortization expense increased by $29.5 million, or 34%, for the year ended 31 December 2019 compared to 2018. The increase was primarily attributable to the increase in capital spending on internally developed software, restaurant facing technology, office equipment and leasehold improvements to support the growth of the Grubhub Group's business, as well as amortization of intangible assets acquired in recent acquisitions. The increase was partially offset by certain intangible assets that became fully amortized in 2019.

Interest Expense – net

	Year Ended 31 December			% Change
	2020	2019	2018	2019 to 2020	2018 to 2019
	(in thousands)
Interest expense - net	$27,988	$20,493	$3,530	37%	nm
Percentage of revenues	2%	2%	0%

2020 compared to 2019

Net interest expense increased by $7.5 million for the year ended 31 December 2020 compared to 2019. The increase was primarily attributable to the increase in the average outstanding borrowings of long-term debt during 2020, primarily as a result of the issuance of $500.0 million of the Grubhub Senior Notes in June 2019 and $175.0 million in outstanding revolving loans drawn on the credit facility in March 2020 and repaid in May 2020. Additionally, interest income decreased in 2020 as a result of lower interest rates in 2020. The increase was partially offset by the aggregate write-off of $1.9 million of unamortized debt issuance costs during the year ended 31 December 2019 as a result of the extinguishment of the Grubhub Group's term loan portion of the credit facility in June 2019 and amendment of its existing credit agreement in February 2019.

2019 compared to 2018

Net interest expense increased by $17.0 million for the year ended 31 December 2019 compared to 2018. The increase was attributable to the increase in outstanding borrowings of long-term debt in the year ended 31 December 2019 primarily as a result of the issuance of $500.0 million of the Grubhub Senior Notes. Interest expense for the year ended 31 December 2019 also included the aggregate write-off of $1.9 million of unamortized debt issuance costs as a result of the extinguishment of the Grubhub Group's term loan portion of the credit facility in June of 2019 and amendment of its existing credit agreement in February of 2019.

Income Tax (Benefit) Expense

	Year Ended 31 December
	2020		2019		2018
	(in thousands)
Income tax (benefit) expense	$(21,097)		$(8,210)		$2,952
Percentage of revenues	(1	) %	(1	) %	0%

2020 compared to 2019

Income tax benefit increased by $12.9 million to a benefit of $21.1 million for the year ended 31 December 2020 compared to 2019. The increase in income tax benefit was primarily due to the increase in loss before provision for income taxes due to the factors described above, a $9.7 million benefit related to net operating losses that can now be carried back as a result of the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") enacted in March 2020 and a $5.6 million benefit related to foreign tax restructuring. The benefit was partially offset by a $46.0 million increase in the Grubhub Group's valuation allowance recognized during the year ended 31 December 2020. See Part II, Item 8, Note 13, Income Taxes, to the Grubhub Group's consolidated financial statements in the Annual Report on Form 10-K for additional details. The Grubhub Group anticipates the potential for increased periodic volatility in future effective tax rates as a result of discrete excess tax benefits (deficiencies) from stock-based compensation.

2019 compared to 2018

Income tax expense decreased by $11.2 million to a benefit of $8.2 million for the year ended 31 December 2019 compared to 2018. The decrease was primarily due to the loss before provision for income taxes generated in the year ended 31 December 2019 due to the factors described above, partially offset by a $16.0 million decrease in discrete excess tax benefits from stock-based compensation during the year ended 31 December 2019 as compared to 2018. See Part II, Item 8, Note 12, Income Taxes, to the Grubhub Group's consolidated financial statements in the Annual Report on Form 10-K for further details.

Non-GAAP Financial Measure

Adjusted EBITDA

Adjusted EBITDA is a financial measure that is not calculated in accordance with U.S. GAAP. The Grubhub Group defines adjusted EBITDA as net income (loss) adjusted to exclude acquisition and restructuring costs, non-recurring legal costs, income taxes, net interest expense, depreciation and amortization and stock-based compensation expense. A reconciliation of adjusted EBITDA to net income (loss), the most directly comparable financial measure calculated and presented in accordance with U.S. GAAP, is provided below. Adjusted EBITDA should not be considered as an alternative to net income (loss) or any other measure of financial performance calculated and presented in accordance with U.S. GAAP. The Grubhub Group's adjusted EBITDA may not be comparable to similarly titled measures of other organizations because other organizations may not calculate adjusted EBITDA in the same manner.

The Grubhub Group believes adjusted EBITDA is an important measure upon which management assesses the Grubhub Group's operating performance. The Grubhub Group uses adjusted EBITDA as a key performance measure because Grubhub management believes it facilitates operating performance comparisons from period to period by excluding potential differences primarily caused by variations in capital structures, tax positions, the impact of acquisitions and restructuring, the impact of depreciation and amortization expense on the Grubhub Group's fixed assets and the impact of stock-based compensation expense. Because adjusted EBITDA facilitates internal comparisons of the Grubhub Group's historical operating performance on a more consistent basis, the Grubhub Group also uses adjusted EBITDA for business planning purposes, in evaluating business opportunities and determining incentive compensation for certain employees. In addition, Grubhub management believes adjusted EBITDA and similar measures are widely used by investors, securities analysts, ratings agencies and other parties in evaluating companies in the industry as a measure of financial performance and debt-service capabilities.

The Grubhub Group's use of adjusted EBITDA has limitations as an analytical tool, and investors should not consider it in isolation or as a substitute for analysis of the Grubhub Group's results as reported under U.S. GAAP. Some of these limitations are:

•	adjusted EBITDA does not reflect the Grubhub Group's cash expenditures for capital equipment or other contractual commitments;

•
although depreciation and amortization are non-cash charges, the assets being depreciated and amortized may have to be replaced in the future, and adjusted EBITDA does not reflect capital expenditure requirements for such replacements;

•	adjusted EBITDA does not reflect changes in, or cash requirements for, the Grubhub Group's working capital needs; and

•	other companies, including companies in the same industry, may calculate adjusted EBITDA differently, which reduces its usefulness as a comparative measure.

In evaluating adjusted EBITDA as presented by the Grubhub Group, investors should be aware that in the future the Grubhub Group will incur expenses similar to some of the adjustments used in the calculation of adjusted EBITDA. The presentation of adjusted EBITDA should not be construed as indicating that the Grubhub Group's future results will be unaffected by these expenses or by any unusual or non-recurring items. When evaluating the Grubhub Group's performance, investors should consider adjusted EBITDA alongside other financial performance measures, including net income (loss) and other U.S. GAAP results.

The following table sets forth adjusted EBITDA and a reconciliation to net income (loss) for each of the periods presented below:

	Year Ended 31 December
	2020	2019	2018
	(in thousands)
Net income (loss)	$(155,861)	$(18,566)	$78,481
Income taxes	(21,097)	(8,210)	2,952
Interest expense, net	27,988	20,493	3,530
Depreciation and amortization	141,821	115,449	85,940
EBITDA	(7,149)	109,166	170,903
Merger, acquisition, restructuring and certain legal costs(1)	31,975	4,105	7,578
Stock-based compensation(2)	84,485	72,879	55,261
Adjusted EBITDA	$109,311	$186,150	$233,742

(1) Merger, acquisition and restructuring costs include transaction and integration-related costs associated with acquisition and restructuring initiatives. The Grubhub Group recorded a $12.5 million in legal settlement costs during the year ended 31 December 2020 (see Part II, Item 8, Note 10, Commitments and Contingencies, to the Grubhub Group's consolidated financial statements in the Annual Report on Form 10-K for additional details). Legal costs included above are not expected to be recurring.
(2) Stock-based compensation for the years ended 31 December 2020, 2019 and 2018 included $2.1 million, $1.6 million and $4.8 million, respectively, of expense related to the accelerated vesting of equity awards to certain terminated acquired employees.

Material Investments

There were no acquisitions of businesses during the years ended 31 December 2020 and 2019.

The Grubhub Group paid $10.0 million in cash for the acquisition of certain restaurant and diner network assets during the year ended 31 December 2019. In October 2018, the Grubhub Group completed the acquisition of substantially all of the restaurant and diner network assets of OrderUp for $18.5 million, of which $11.8 million was paid in cash at closing, $6.4 million was paid in 2019 and the remaining $0.3 million was paid in the first quarter of 2020.

On 7 November 2018, the Grubhub Group acquired Tapingo and on 13 September 2018, the Grubhub Group acquired LevelUp. The Grubhub Group paid an aggregate of $518.5 million in cash to acquire LevelUp and Tapingo, net of cash acquired of $7.5 million and non-cash consideration of $3.0 million.

Liquidity and Capital Resources

As of 31 December 2020, the Grubhub Group had cash and cash equivalents of $360.2 million consisting of cash, money market funds, commercial paper and U.S. and non-U.S.-issued corporate debt securities with original maturities of three months or less and short-term investments of $53.1 million consisting of commercial paper and other short-term corporate debt securities with original maturities greater than three months, but less than one year. The Grubhub Group generates a significant amount of cash flows from operations and has additional availability under its credit facility.

As of 31 December 2020, cash and cash equivalents of $360.2 million included $9.8 million held in the accounts of the Grubhub Group's U.K. subsidiary, Seamless Europe, Ltd. The Grubhub Group plans to repatriate the cash from its U.K. subsidiary to the U.S. in the future and the Grubhub Group estimates no additional tax liability as there are no applicable withholding taxes for the repatriation of unremitted earnings of the U.K. subsidiary.

For most orders on the Grubhub platform, diners use a credit card to pay for their meal when the order is placed. For these transactions, the Grubhub Group collects the total amount of the diner's order net of payment processing fees from the payment processor and remits the net proceeds to the restaurant less commission and other fees. Outstanding credit card receivables are generally settled with the payment processors within one to four business days. The Grubhub Group generally accumulates funds and remits the net proceeds to the restaurant partners on at least a monthly basis. Restaurant partners have different contractual arrangements regarding payment frequency. They may be paid bi-weekly, weekly, monthly or, in some cases, more frequently when requested by the restaurant. The Grubhub Group generally holds accumulated funds prior to remittance to the restaurants in a non-interest bearing operating bank account that is used to fund daily operations, including the liability to the restaurants. However, the Grubhub Group is not restricted from earning investment income on these funds under its restaurant contract terms and has made short-term investments of proceeds in excess of its restaurant liability as described above. Non-partnered restaurants are paid at the time of the order.

Seasonal fluctuations in the Grubhub Group's business may also affect the timing of cash flows. In metropolitan markets, the Grubhub Group generally experiences a relative increase in diner activity from September to April and a relative decrease in diner activity from May to August. In addition, the Grubhub Group benefits from increased order volume in its campus markets when school is in session and experiences a decrease in order volume when school is not in session, during summer breaks and other vacation periods. However, COVID-19 mitigated the impact of seasonality on the Grubhub Group's business in 2020, as the dynamics that typically drive seasonal increases in ordering, including more time at home and less in-restaurant dining, were persistent throughout the year. The Grubhub Group believes the foregoing impact of COVID-19 is temporary. Diner activity can also be impacted by colder or more inclement weather, which typically increases order volume, and warmer or sunny weather, which typically decreases order volume. These changes in diner activity and order volume have a direct impact on operating cash flows. While the Grubhub Group expects this seasonal cash flow pattern to continue, changes in the Grubhub Group's business model could affect the timing or seasonal nature of its cash flows.

On 10 June 2019, the Grubhub Group's wholly-owned subsidiary, Grubhub Holdings Inc., issued the Grubhub Senior Notes. Interest is payable on the Grubhub Senior Notes semi-annually on January and July of each year, beginning on 1 January 2020. The first interest payment of $15.4 million was made in December 2019. During the year ended 31 December 2020, the Grubhub Group paid $27.5 million in interest on the Grubhub Senior Notes. Future interest payments due on the Grubhub Senior Notes through July 2027 total $178.8 million, including $13.8 million due within twelve months of 31 December 2020.

On 6 February 2019, the Grubhub Group entered into an amended and restated credit agreement (the "Credit Agreement") which provides, among other things, for aggregate revolving loans up to $225 million. In addition to the revolving loans available under the Credit Agreement, the Grubhub Group may also incur up to $250 million of incremental revolving or term loans pursuant to the terms and conditions of the Credit Agreement. The credit facility under the Credit Agreement will be available until 5 February 2024. On 8 May 2020, the Grubhub Group entered into Amendment No. 1 to its Credit Agreement.

As of 31 December 2020, outstanding debt consisted of $500.0 million in Grubhub Senior Notes. In March 2020, the Grubhub Group borrowed $175.0 million of revolving loans under the Credit Agreement as a precautionary measure in order to increase its cash position and preserve financial flexibility in light of uncertainty in the global markets resulting from the COVID-19 outbreak. The Grubhub Group subsequently repaid the borrowings of $175.0 million in revolving loans on 5 May 2020. Following the revolving loan repayment, the undrawn portion of the revolving loan under the Credit Agreement of $225.0 million less $6.0 million of outstanding letters of credit issued under the Credit Agreement provided for additional capacity of $219.0 million available to the Grubhub Group under the Credit Agreement as of 31 December 2020 that may be used for general corporate purposes.

The agreements governing the Grubhub Group's senior debt contain customary covenants that, among other things, may restrict its ability and the ability of certain of its subsidiaries to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate. In addition, the Grubhub Group's Credit Agreement requires it to satisfy certain financial covenants. These covenants are subject to a number of important exceptions and qualifications and also include customary events of default. Non-compliance with one or more of the covenants and restrictions could result in any amounts outstanding under the debt facilities becoming immediately due and payable. The Grubhub Group was in compliance with the financial covenants of its debt facilities as of 31 December 2020. The Grubhub Group expects to remain in compliance for the foreseeable future.

On 22 January 2016, Grubhub's Board of Directors approved a program (the "Repurchase Program") that authorizes the repurchase of up to $100 million of its common stock exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase. The Repurchase Program was announced on 25 January 2016. Repurchased stock may be retired or held as treasury shares. The repurchase authorizations do not obligate the Grubhub Group to acquire any particular amount of common stock or adopt any particular method of repurchase and may be modified, suspended or terminated at any time at management's discretion, however, pursuant to the terms of the Merger Agreement, and subject to certain limited exceptions, the Grubhub Group may not repurchase its common stock. Repurchased and retired shares will result in an immediate reduction of the outstanding shares used to calculate the weighted-average common shares outstanding for basic and diluted net income per share at the time of the transaction. The Grubhub Group did not repurchase any of its common stock during the years ended 31 December 2020, 2019 and 2018 pursuant to the Repurchase Program, and does not expect to repurchase any of its common stock prior to the consummation of the Transaction or earlier termination of the Merger Agreement. Since inception of the program, the Grubhub Group repurchased and retired 724,473 shares of its common stock at a weighted-average share price of $20.37, or an aggregate of $14.8 million.

The Grubhub Group has offices located in Chicago, Illinois, New York, New York and Boston, Massachusetts, as well as smaller offices throughout the U.S. and in Israel as a result of both recent acquisitions and organic growth, with various lease terms through May 2030. The office lease for the Grubhub Group's headquarters in Chicago, Illinois expires in March 2028. The terms of the lease agreements provide for rental payments that increase on an annual basis. The Grubhub Group recognizes rent expense on a straight-line basis over the lease period. The Grubhub Group does not have any material finance lease obligations as of 31 December 2020 and all of its material property, equipment and software have been purchased with cash. The Grubhub Group has no material long-term purchase obligations outstanding with any vendors or third parties. The contractual commitments of the Grubhub Group's operating leases are associated with agreements that are enforceable and legally binding. As of 31 December 2020, the total cash payments due under the Grubhub Group's operating lease obligations over a weighted average remaining lease term of 8.1 years was $148.6 million, which does not include obligations under contracts that the Grubhub Group can cancel without a significant penalty or its option to exercise early termination rights or the payment of related early termination fees. Minimum lease payments of $19.8 million are due within twelve months of 31 December 2020.

The Grubhub Group also accrued management bonuses as of 31 December 2020, included in accrued payroll on its consolidated balance sheets, which were paid in the first quarter of 2021.

Cash Flows

The following table sets forth certain cash flow information for the periods presented:

	Year Ended 31 December
	2020	2019	2018
	(in thousands)
Net cash provided by operating activities	$134,994	$182,622	$225,527
Net cash used in investing activities	(124,747)	(148,417)	(594,004
Net cash provided by (used in) financing activities	(27,271)	129,267	346,685

The following information discusses its cash flows for the years ended 31 December 2020, 2019 and 2018.

Cash Flows from Operating Activities

For the year ended 31 December 2020, net cash provided by operating activities was $135.0 million compared to $182.6 million in 2019. The decrease in cash flows from operations was driven by a $101.1 million decrease in net income excluding non-cash expenses, partially offset by changes in operating assets and liabilities. During the years ended 31 December 2020 and 2019, significant changes in the Grubhub Group's operating assets and liabilities resulted from the following:

•
an increase in accrued expenses of $91.6 million during the year ended 31 December 2020, primarily related to increases in diner gift card liabilities, accrued advertising costs and taxes payable compared to an increase of $25.2 million during the year ended 31 December 2019;

•
an increase in income tax receivable of $18.5 million during the year ended 31 December 2020 primarily due to an increase in net operating losses, including a $9.7 million net operating loss carryback benefit resulting from the CARES Act enacted in March 2020, compared to a decrease of $6.0 million during the year ended 31 December 2019;

•
a decrease in accounts receivable of $6.9 million during the year ended 31 December 2020 compared to an increase of $11.6 million for the year ended 31 December 2019 primarily due to the timing of the receipt of processor payments to the Grubhub Group at year-end and a decrease in corporate receivables as a result of the impact of COVID-19 on corporate ordering; and

•
an increase in prepaid expenses and other assets of $22.6 million during the year ended 31 December 2020 primarily due to an increase in deferred sales commissions and prepaid advertising and software services compared to an increase of $13.9 million during the year ended 31 December 2019.

For the year ended 31 December 2019, net cash provided by operating activities was $182.6 million, driven primarily by net income adjusted for non-cash expenses of $170.6 million as well as changes in operating assets and liabilities. Increases in operating cash flows from changes in operating assets and liabilities primarily resulted from an increase in accrued expenses of $25.2 million primarily related to increases in diner gift card liabilities and accrued sales tax, advertising and other operating costs and a decrease in income tax receivable of $6.0 million due to refunds received during the year ended 31 December 2019. These were partially offset by decreases in operating cash flows from changes in operating assets and liabilities primarily resulting from a $13.9 million increase in prepaid expenses and other assets primarily due to an increase in deferred sales commissions and an $11.6 million increase in accounts receivable due to the timing of the receipt of processor payments at year-end.

For the year ended 31 December 2018, net cash provided by operating activities was $225.5 million, driven primarily by net income adjusted for non-cash expenses of $227.0 million. Decreases in operating cash flows from changes in operating assets and liabilities primarily resulted from an increase in prepaid expenses and other assets of $16.3 million primarily related to the deferral of contract acquisition costs and an increase in prepaid advertising and software services, and an increase in accounts receivable of $6.1 million due to the timing of the receipt of processor payments at year-end. These were largely offset by increases in operating cash flows from changes in operating assets and liabilities primarily resulting from an increase in accounts payable of $11.2 million due to the timing of payments and an increase in bills payable to support growth of the business and an increase in accrued expenses of $8.2 million primarily related to an increase in accrued credit card processing fees and payroll costs.

Cash Flows Used In Investing Activities

The Grubhub Group's primary investing activities during the periods presented consisted primarily of the purchase of property and equipment and the development of the Grubhub platform to support the growth of the business, purchases of and proceeds from maturities of short-term investments and acquisitions of businesses and other intangible assets.

For the year ended 31 December 2020, net cash used in investing activities was $124.7 million compared to $148.4 million in 2019. The decrease in net cash used in investing activities was primarily due to the $31.1 million increase in proceeds from the maturity of investments, net of purchases, as well as a $9.5 million decrease in acquisitions of other intangible assets. This change was partially offset by an $8.7 million increase in the development of the Grubhub platform and an increase in the purchases of property and equipment of $7.8 million.

For the year ended 31 December 2019, net cash used in investing activities was $148.4 million compared to $594.0 million in 2018. The decrease in net cash used in investing activities was primarily due to the acquisitions of LevelUp and Tapingo of $518.0 million during the year ended 31 December 2018. The decrease was partially offset by an increase in purchases of investments of $28.8 million, an increase in the development of the Grubhub platform of $17.3 million, a decrease in proceeds from the maturity of investments of $15.8 million, and an increase in the purchases of property and equipment of $12.1 million in 2019.

For the year ended 31 December 2018, net cash used in investing activities was $594.0 million compared to $337.0 million in 2017. The increase in net cash used in investing activities was primarily due to an increase in acquisitions of businesses of $184.6 million, a decrease in proceeds from maturity of investments of $148.8 million and an increase in purchases of property and equipment of $24.1 million, partially offset by a $97.6 million decrease in the purchases of short-term investments and a $13.3 million decrease in the acquisition of intangible assets.

Cash Flows Used In Financing Activities

The Grubhub Group's financing activities during the periods presented consisted primarily of the issuance of long-term debt, repayments of borrowings under the Credit Agreement, taxes paid related to the net settlement of stock-based compensation awards and the issuance of common stock.

For the year ended 31 December 2020, net cash used in financing activities was $27.3 million compared to net cash provided by financing activities of $129.3 million for the year ended 31 December 2019. The decrease in net cash provided by financing activities was primarily related to a decrease in the issuance of long-term debt, net of payments, of $157.7 million and an increase in taxes paid related to the net settlement of stock-based compensation awards of $10.9 million, partially offset by a $9.0 million decrease in payments for debt issuance costs.

For the year ended 31 December 2019, net cash provided by financing activities was $129.3 million compared to $346.7 million for the year ended 31 December 2018. The decrease in net cash provided by financing activities was primarily related to the issuance of common stock of $200.0 million in 2018, an increase in repayments of long-term debt, net of proceeds, of $10.4 million, a decrease in proceeds from exercises of stock options of $9.7 million and debt issuance costs of $9.1 million in 2019, partially offset by a decrease in taxes paid related to the net settlement of stock-based compensation awards of $11.8 million as compared to 2018.

For the year ended 31 December 2018, net cash provided by financing activities was $346.7 million compared to $178.1 million for the year ended 31 December 2017. The increase in net cash provided by financing activities was primarily related to $200.0 million in proceeds received from the issuance of Grubhub common stock to Yum Restaurant Services Group, LLC and $22.0 million in additional proceeds received from borrowings under the credit facility in 2018. These increases were partially offset by the increase in repayments of borrowings under the Grubhub credit facility of $28.1 million during the year ended 31 December 2018 and an increase of $25.0 million in taxes paid related to the net share settlement of stock-based compensation awards compared to 2017.

Information Incorporated by Reference

This Prospectus incorporates by reference pages 1-26 (Financial Information and Other Information) of the Grubhub first quarter 2021 report on Form 10-Q.

INFORMATION ABOUT JUST EAT TAKEAWAY.COM

Overview

The Just Eat Takeaway.com Group is a leading global online food delivery marketplace outside of China in terms of GMV, connecting millions of consumers in the United Kingdom, Germany, Canada, the Netherlands and the "Rest of World", composed of Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland, with approximately 244,000 local restaurants through its websites and apps. Its network benefits both restaurants and consumers, driving continued growth.

The Just Eat Takeaway.com Group derives its revenue principally from commissions charged to restaurants based on the GMV of the food ordered through its marketplace and, to a lesser extent, from Delivery fees charged to consumers, online payment services fees from restaurants and other services that the Just Eat Takeaway.com Group provides to participating restaurants. The Just Eat Takeaway.com Group's marketplace business model relies on participating restaurants delivering food themselves, with the Just Eat Takeaway.com Group's platforms serving as a source of Orders for participating restaurants and facilitating online payment processes. In the year ended 31 December 2020, the Just Eat Takeaway.com Group processed 588 million Orders on the basis of combined results of the Just Eat Group and the Just Eat Takeaway.com Group as if the Just Eat Acquisition had been completed on 1 January 2020.

Historically, independent restaurants were dependent on local marketing, primarily through the distribution of flyers and paper menus, which limited their reach. The Just Eat Takeaway.com Group expands options for these restaurants, offering access to a wider consumer-base and providing publicity at a relatively low cost, which results in an increase in Orders for these restaurants. In addition, the Just Eat Takeaway.com Group provides its own Delivery. This service has expanded rapidly following its launch in 2016, creating the current hybrid model of the marketplace enhanced by the targeted offering of Delivery that the Just Eat Takeaway.com Group believes is well placed to retain, enhance or gain market-leading positions.

The Just Eat Takeaway.com Group's focus is on delivering a superior consumer experience and clear benefits to restaurants on its marketplace, thereby promoting network effects that enhance the value of the marketplace for both consumers and restaurants. Its marketplace connects consumers and restaurants by enabling consumers using mobile devices and personal computers to browse, select, order and pay for food through an easy-to-use interface that is designed to offer a high-quality user experience.

The Just Eat Takeaway.com Group benefits from network effects as the number of consumers and restaurants on its marketplace has grown continuously. As the number of consumers increases, more Orders and higher GMV are generated, attracting more restaurants to its marketplace, which enhances and diversifies the offering, in turn attracting more consumers. The self-reinforcing nature of these network effects not only benefits consumers and restaurants but also helps the Just Eat Takeaway.com Group to sustain its strong position and ultimately enhances its ability to produce positive segment adjusted EBITDA.

During the year ended 31 December 2020, the Just Eat Takeaway.com Group had an average of 8,955 FTEs, of which almost 3,000 represent the FTEs of the Just Eat Takeaway.com Group's employed couriers. FTEs are calculated by dividing the contracted weekly hours of an employee by the standard weekly hours for such employee's country of employment. Employees are individuals with whom the Just Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) couriers employed through agreements with third party agencies, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants.

The Just Eat Takeaway.com Group has over time made a number of acquisitions that have enhanced its position (see "—Key Factors Affecting Results of Operations—Acquisitions and Divestitures").

History, Development and Highlights

The Just Eat Takeaway.com Group's operations commenced in 2000 when the founder and CEO, Jitse Groen, launched one of the world's first online food delivery marketplaces, www.thuisbezorgd.nl, in the Netherlands. The rapid dissemination and adoption of broadband internet services in the Netherlands in 2003 was an important driver of the growth of the business. By 2007, the Just Eat Takeaway.com Group was connecting restaurants and consumers of logistical food delivery services in over 40 cities in the Netherlands. The Just Eat Takeaway.com Group has demonstrated strong organic growth throughout its history.

From 2007, the Just Eat Takeaway.com Group began to expand into new geographical markets through organic growth of its then-existing services, entering online food delivery in Belgium and Germany in that year, followed by additional markets including Austria (2008) and Switzerland (2014). In 2012, the Just Eat Takeaway.com Group engaged in its first external equity fundraising round primarily in order to finance this continued growth and strengthen its activities in the Netherlands and Belgium.

In 2016, the Just Eat Takeaway.com Group started offering Delivery in select cities in strategic markets to target those restaurants that do not currently offer their own logistical food delivery services.

Continued Growth through Material Acquisitions

The Just Eat Takeaway.com Group believes that mergers and acquisitions can be utilized to accelerate its strategic goals where it is able to acquire businesses which are leading platforms, where the target business enhances current market positions or where the target business enhances the Just Eat Takeaway.com Group's overall consumer or restaurant proposition. The Just Eat Takeaway.com Group further believes in rapid integration of its acquired businesses and their operations within the Just Eat Takeaway.com Group organization, implementing the "One Company, One Brand, One IT Platform" strategy. When making acquisitions, the Just Eat Takeaway.com Group has also sought to retain local management. For example, in the case of the acquisition of Lieferando.de in 2014, the Just Eat Takeaway.com Group succeeded in retaining Jörg Gerbig, the founder of Lieferando.de, as a member of the Just Eat Takeaway.com Group's senior management as the COO of Just Eat Takeaway.com.

The Just Eat Takeaway.com Group uses acquisitions to expand geographically or enhance the Just Eat Takeaway.com Group's offering. For example, in 2018, Just Eat Takeaway.com acquired 10bis, the leading online food marketplace in Israel in terms of GMV with advanced technology and expertise in the corporate market, acquired Foodarena, a Swiss food delivery marketplace, and acquired BGmenu in Bulgaria and Oliviera in Romania, with total consideration of €133 million paid for all acquisitions in 2018. The 10bis acquisition facilitated both the acquisition of an Israeli leader in terms of GMV and the technology which formed the basis of Takeaway Pay (as defined below), which was incorporated into the Just Eat Takeaway.com Group's platform.

Acquisition activity has also facilitated expansion of the scale of the Just Eat Takeaway.com Group's business, in particular the acquisition of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany, from Delivery Hero in 2019 and the combination with Just Eat in 2020. These transactions supported the strategic aims both in individual markets and by acquiring or enhancing positions in certain of the world's largest markets in food delivery, which can be used to further support investment across the Just Eat Takeaway.com Group. In April 2019, Just Eat Takeaway.com completed the German Businesses Acquisition. Following the "One Company, One Brand, One IT Platform" strategy, the Just Eat Takeaway.com Group migrated the websites operating under the names Lieferheld, Pizza.de, and Foodora.de within three weeks to Lieferando.de, which it believes is a record in the industry for a platform migration of such size. This ensured that all new consumers in Germany would have a single consumer experience. The German Businesses Acquisition consolidated the leading position in Germany and led to a substantial increase in adjusted EBITDA for the Germany segment, driven primarily by marketing synergies. Just Eat Takeaway.com also divested its interest in Takeaway.com Asia B.V. to Woowa Brothers Corp. in 2019 in exchange for a 0.24% stake in Woowa Brothers Corp.

Takeaway.com N.V. acquired Just Eat plc (another European food delivery business) in 2020, for a total consideration of €7.4 billion. The all-share combination between Just Eat plc and Takeaway.com N.V. became effective on 31 January 2020 and, with effect from completion of the Just Eat Acquisition, Takeaway.com N.V. was renamed Just Eat Takeaway.com N.V. Subsequently on 15 April 2020, following the lifting of a hold separate order issued by the CMA on 30 January 2020 that prohibited integration of the businesses, the Just Eat Group was consolidated into the Just Eat Takeaway.com Group. As a result of the Just Eat Acquisition, the Just Eat Takeaway.com Group has leading positions based on GMV in three of the world's largest markets for online food delivery: the UK, Germany and the Netherlands.

The Just Eat Group operated in complementary geographic regions, with the Just Eat Acquisition bringing enhanced scale and geographical diversification to the Just Eat Takeaway.com Group. The increased resources following the Just Eat Acquisition allow the Just Eat Takeaway.com Group to invest more efficiently and effectively in markets to capture additional growth opportunities, maintain its competitiveness, strengthen leading positions and create sustainable shareholder value. Following the Just Eat Acquisition, the Just Eat Takeaway.com Group has greater flexibility to target investments in key markets in a fast-evolving sector with well-capitalized competition. Enhanced scale and leading positions enable the Just Eat Takeaway.com Group to leverage best practices from the Just Eat Group and the legacy Takeaway.com businesses to create the broadest possible offering to both restaurant partners and consumers. By pooling knowledge and best practices from across the legacy Takeaway.com businesses and the acquired Just Eat Group business, the Just Eat Takeaway.com Group is able to draw on its global employee base to realize growth opportunities and address evolving market challenges.

Following the lifting of the CMA's hold separate order regarding the Just Eat Acquisition on 15 April 2020, the Just Eat Takeaway.com Group has made substantial progress with the integration of the Just Eat Group business, following its "One Company, One Brand, One IT Platform" strategy. The organizational structure of the integrated group has been established with executive and senior management roles aligned across the whole Just Eat Takeaway.com Group and an operating model structure put in place across all markets. Just Eat Takeaway.com's management believes the Just Eat Group brands, despite their recent growth, have seen underinvestment in recent years. To strengthen, expand or recapture leading positions throughout the territories in which the Just Eat Group business has historically operated, the Just Eat Takeaway.com Group has embarked on an aggressive investment program and will invest significantly in the United Kingdom, Canada, Australia, Italy, Spain, France and several other markets in which the Just Eat Group business has historically operated. As of the date of this Prospectus, Just Eat Takeaway.com has made significant progress with the integration of the Just Eat business. The organizational structure of the integrated group has been established with executive and senior management roles aligned across the whole of Just Eat Takeaway.com, creating a combined head office, and an operating model structure put in place across all markets. To benefit from global brand recognition, all Just Eat Group brands have adopted the Just Eat Takeaway.com logo and brand identity. Therefore all material steps necessary for the integration of the Just Eat Group with the Just Eat Takeaway.com Group have been completed except for the migration of certain Just Eat Group continental European businesses from legacy Just Eat Group platforms to the Just Eat Takeaway.com Group's continental European IT platform. Reflecting the "One IT Platform" strategy, the Swiss, French, Danish and Norwegian businesses have been successfully migrated to the Just Eat Takeaway.com Group's continental European platform, and other legacy Just Eat continental European markets are expected to follow in 2021. Just Eat Takeaway.com therefore anticipates that, by the time of Completion, the process of integrating the Just Eat Group into the Just Eat Takeaway.com Group will be substantially progressed.

Corporate Information

Just Eat Takeaway.com carried out its initial public offering in September 2016, listing and trading on Euronext Amsterdam since such time under the trading symbol "TKWY" and is currently included in the AEX index. In connection with the Just Eat Acquisition, Just Eat Takeaway.com previously announced its intention to apply for delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting to become effective as soon as possible under applicable Dutch law and the rules, regulations and announcements of Euronext Amsterdam N.V. However, in light of the enlarged and more globalized investor base that Just Eat Takeaway.com will have following Completion, Just Eat Takeaway.com is conducting a review to determine the optimal listing venues for its long term future and intends to delay any decision on the structure of its listing venues whilst it completes this review. Therefore, Just Eat Takeaway.com no longer intends to delist the Just Eat Takeaway.com Shares from Euronext Amsterdam as soon as possible, and Just Eat Takeaway.com will remain listed on Euronext Amsterdam until a further decision has been made.

Since 3 February 2020, Just Eat Takeaway.com Shares are also admitted to the premium listing segment of the UK Official List and to trading on the London Stock Exchange's main market for listed securities under the trading symbol "JET." The UK Official List is the definitive record of whether a company's securities are officially listed in the UK, with each entry showing, among other things, the security listed, its issuer and the security's listing category. Under the Listing Rules, there are two principal forms of listing available for the equity shares of commercial companies traded on the London Stock Exchange's main market for listed securities: (i) the 'standard' segment; and (ii) the 'premium' segment, designed to offer shareholders additional rights and protections. For example, companies with a premium listing are required to comply with certain provisions relating to 'significant' and 'related party' transactions, as well as more extensive requirements relating to the content of circulars issued to shareholders. For this reason, only companies with a premium listing are eligible for inclusion in the FTSE UK Index Series.

Just Eat Takeaway.com was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on 30 December 2005 and operates under the laws of the Netherlands. Just Eat Takeaway.com was converted to a public limited liability company (naamloze vennootschap) on 3 October 2016. The seat of Just Eat Takeaway.com is in Amsterdam, the Netherlands, and its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. Just Eat Takeaway.com's telephone number is +31 (0)20 210 7000 and its website is https://justeattakeaway.com. Just Eat Takeaway.com is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95. The current business address of Just Eat Takeaway.com's agent for service of process and authorized representative in the United States for the Registration Statement, Puglisi & Associates, is 850 Library Avenue, Suite 204, Newark, Delaware 19711. The web address of Just Eat Takeaway.com has been included as an inactive textual reference only. With the exception of the documents incorporated by reference in this Prospectus, Just Eat Takeaway.com's website and the information contained therein or connected thereto do not form a part of and are not incorporated by reference into the Prospectus.

Capital Expenditures

The Just Eat Takeaway.com Group owns property and equipment, including right of use assets, leasehold improvements and other equipment. The Just Eat Takeaway.com Group's current capital expenditures primarily relate to the routine acquisition of property and equipment, which is financed from operating cash flows. Investment in property and equipment was €27 million, €8 million and €4 million for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, respectively, in each case, related primarily to office equipment for the use in the Just Eat Takeaway.com Group's various leased office spaces. See "Operating and

Financial Review of the Just Eat Takeaway.com Group" for further discussion and "Information about Just Eat Takeaway.com—Property, Plant and Equipment" for a list of material leased office spaces.

Strategy

Based on its experience and behavioral knowledge, the Just Eat Takeaway.com Group believes that online food delivery is a "winner takes most" industry, benefitting from favorable network effects where restaurant supply, consumer acquisition and order growth are mutually reinforcing and provide a tailwind to the established market leader. In order to achieve its goals of being the clear and sustainable market leader in each of its markets, the Just Eat Takeaway.com Group focuses on a set of strategic priorities:

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Maintain and expand leadership position: The Just Eat Takeaway.com Group believes that online food delivery is a "winner takes most" industry where the leaders in each market will continue to benefit from tailwinds to growth through favorable network effects. Therefore, it believes continued investments in leading positions are critical to long-term growth.

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Offer the widest and most convenient choice of restaurants: The Just Eat Takeaway.com Group believes that offering the best choice of restaurants is critical in building an attractive consumer proposition and driving consumer acquisition and retention. The Just Eat Takeaway.com Group continues to invest in its local restaurant salesforces to attract new restaurants to its platform, seeking to sign up all categories of cuisines and restaurant types. The Just Eat Takeaway.com Group is also investing in expanding its own Delivery services, which expands the addressable market and enables it to offer the broadest restaurant selection to consumers.

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Grow consumer base through leading top-of-mind brand awareness and loyalty: The Just Eat Takeaway.com Group believes that being the most recognized food delivery brand in a market drives the acquisition of new consumers and the reorder rates of returning consumers, as the purchase decision is often impulsive and consumers are more likely to use a brand which is immediately top-of-mind. The Just Eat Takeaway.com Group also strives to form an integral part of its consumers' daily lives, and invests in loyalty mechanisms and consumer relationship management to drive reorder rates. High brand awareness and loyalty also increase direct traffic to the Just Eat Takeaway.com Group's websites and mobile applications, thereby reducing marketing costs per order over time.

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Enhance end-to-end consumer experience through technology, consumer service and price leadership: The Just Eat Takeaway.com Group constantly seeks to improve its consumer proposition by enhancing its technology platform and product user experience, optimizing its fulfilment operations and Delivery services, and continually improving its consumer service. The Just Eat Takeaway.com Group also aims to provide sustainable consumer price leadership in every market, in order to remove any barriers to ordering. The Just Eat Takeaway.com Group believes these ongoing efforts to improve the consumer experience drive greater acquisition and order frequency.

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Enhance restaurant value through integrated solutions and services to support their operations: The Just Eat Takeaway.com Group enables restaurant partners to optimize their daily operations and grow their businesses through point-of-sale integrated tools and services, and is continuing to invest in developing full end-to-end solutions to allow restaurants to drive further value from partnering with the Just Eat Takeaway.com Group.

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"One Company, One Brand, One IT Platform": The Just Eat Takeaway.com Group strongly believes in its "One Company, One Brand, One IT Platform" approach as the most efficient and effective way to operate an online food delivery business. This is reflected in the Just Eat Takeaway.com Group's optimized organizational structure, focus on a single global brand identity and drive towards a consolidated technology platform.

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Invest for sustainable growth and profitability, both organically and through disciplined acquisitions: The Just Eat Takeaway.com Group seeks to generate sustainable profits for its shareholders over the long term, including through launching and scaling new opportunities which enhance its proposition to consumers and restaurants, and the continuous evaluation of strategic opportunities (including acquisitions, divestments and merger opportunities). Strategically beneficial mergers and acquisitions could include acquiring new, or enhancing existing, market leading positions, accessing new areas of growth and enhancing its capability set and/or consumer proposition.

Brands

The Just Eat Takeaway.com Group has a single global brand identity and runs a single brand in each country in which it operates, as it believes this is the most efficient and effective approach to reach consumers. The Just Eat Takeaway.com Group is able to concentrate all marketing efforts around a single brand with only a limited organization; and it is effective because it can offer the broadest possible restaurant and cuisine selection to consumers—meaning the Just Eat Takeaway.com Group can appeal to the entire market, rather than to specific segments. Each local restaurant has its own "brand strength" in the local area, making the Just Eat Takeaway.com Group offering "hyper-local," with each restaurant also benefiting from the efforts of the entire marketing operation.

Products and Services

The following is a list of the Just Eat Takeaway.com Group's primary products and services. The Just Eat Takeaway.com Group derives its revenue principally from commissions charged to restaurants based on the GMV of the food ordered through its online marketplace and, to a lesser extent, from Delivery fees charged to consumers, online payment services fees from restaurants and other services that the Just Eat Takeaway.com Group provides to participating restaurants.

Just Eat Takeaway.com Group Websites and Apps

The Just Eat Takeaway.com Group offers an online marketplace where supply and demand for food delivery and food ordering meet. Consumers can use the Just Eat Takeaway.com Group's mobile applications or access the Just Eat Takeaway.com Group's websites in order to view restaurants that deliver to the area where they are located and to order food online using an interface that is easy to use and intuitive and that guides the consumer through restaurant and menu options. Restaurant options for a particular location are algorithmically ranked and presented according to the consumer's search and a number of factors designed to achieve particular operational outcomes, including promoted placements, whereby restaurants pay a fee in order to appear higher up in search results.

Consumers can typically choose to make payments online on the Just Eat Takeaway.com Group's marketplace or in cash to the courier who delivers the meal. The Just Eat Takeaway.com Group facilitates Online Payments. Once consumers have placed an order, they can choose to follow the status of the Order via the Just Eat Takeaway.com Group's order tracking system that sends push notifications to the consumer's mobile phone, including that the Order has been placed, when the Order is confirmed by the restaurant (including an expected delivery time), that the Order is being prepared and when the driver of the Order is en route to the consumer when ordering food from a participating restaurant.

Delivery Services

Delivery fuels the network effects by further expanding the offering to consumers and restaurants. By providing Delivery to a select number of restaurants and chains, the Just Eat Takeaway.com Group is able to offer an even broader selection of cuisines and can also add popular branded restaurants such as McDonald's, Burger King, KFC and Starbucks in certain markets. These additions enhance the ability to acquire new consumers and encourage existing consumers to order more often. Furthermore, the Just Eat Takeaway.com Group's couriers create a highly visible presence on the streets. Restaurants that use Delivery are integrated within the existing online food delivery marketplace, consistent with the "One Company, One Brand, One IT Platform" approach. Just Eat Takeaway.com believes that its hybrid model, which offers Delivery in select locations in tandem with the core marketplace model, is the most effective strategy to continue to grow its business while remaining focused on achieving overall profitability.

Following the Just Eat Acquisition, the Just Eat Takeaway.com Group's markets are able to deploy best-in-class Delivery capabilities via both employment and independent courier models. The legacy Takeaway.com delivery service model, known as "Scoober," consists of couriers employed through agreements with third-party agencies and directly employed couriers who are provided with branded equipment and e-bikes in most cities, creating high visibility for the brand. The legacy Just Eat markets currently typically utilize the technology and operational expertise developed by the Just Eat Takeaway.com Group's Canadian business, Skip. The highly efficient and scalable operational model developed by Skip engages independent contractors as couriers and enabled the business to achieve leading positions in Canada (based on GMV) and achieve positive underlying EBITDA in Canada during the year ended 31 December 2019, one of the first Delivery-focused businesses in the sector to do so. The Just Eat Takeaway.com Group anticipates that the employment-based Scoober model will be the primary model used in continental Europe, including legacy Just Eat markets, due to regulatory requirements and the operational efficiency achieved with a single European platform, and launched Scoober with employed couriers in the UK and France in 2020. Other markets may draw upon both operational models to optimize operational outcomes and goals, including being able to utilize the Scoober employment model in the event of regulatory changes, and some markets also still use third-party delivery companies where the Just Eat Takeaway.com Group has not yet implemented a proprietary model. The Just Eat Takeaway.com Group also anticipates that, following Completion, the independent contractor model, where independent contractors are engaged directly as delivery drivers, will at least initially be the primary model used in the United States.

Corporate Services

The Just Eat Takeaway.com Group offers business-to-business services allowing corporate consumers to order food to their offices, and which can include providing employees with meal benefit plans, encouraging employees to order their lunch or dinner with the Just Eat Takeaway.com Group's partner restaurants. The corporate consumer can assign budgets to employees to order food through the Just Eat Takeaway.com platform and set certain limitations on use. Employees can then order food within the approved budget, which is paid for or subsidized by the employer. Corporate services removes complicated expense processes, with employees able to order on account, and can be integrated with human resources and accounting systems. Corporate services in the UK are provided by the City Pantry brand, which is a leading UK business-to-business catering marketplace, and in Israel by the 10bis brand, the local leader in corporate services in terms of GMV. Corporate services provided under the Takeaway brand ("Takeaway Pay") are currently available in eleven markets, including Switzerland, France and Romania, and are expected to be expanded to additional markets over time.

Restaurant Software & Services

Restaurants typically receive Orders made by consumers via the Just Eat Takeaway.com Group's platforms through proprietary integrated tablet/printer devices or the restaurant's own tablet. The Just Eat Takeaway.com Group's proprietary devices not only transmit Orders but also provide tools for managing the restaurant, including the ability to set promotions or to adjust paid placement, facilitating efficient restaurant engagement. For branded restaurant groups, the Just Eat Takeaway.com Group also drives value through seamlessly integrating its orders into the restaurant group's point-of-sale systems to optimize the restaurant's operational efficiency, in particular through the extensive point-of-sale system integrations developed and deployed by its subsidiary Flyt Limited (formerly named Flypay Limited).

Commissions, Delivery Fees and Other Revenue

The Just Eat Takeaway.com Group generates revenue primarily through the Orders placed on its platforms. This revenue is derived principally from commissions charged to restaurants based on a percentage of GMV of a particular Order, and, to a lesser extent, from Delivery fees charged to the consumer for Delivery services, payment service fees charged to restaurants for processing online payments and other revenue streams such as restaurant promoted placement, subscription, and merchandise revenue.

Commissions

The Just Eat Takeaway.com Group receives commissions on every Order. Commissions are typically a percentage of the GMV per Order and are charged to restaurants on a per Order basis. The Just Eat Takeaway.com Group sets standard commission rates for each of its markets, although actual commission rates charged to particular restaurants in each market vary to some extent due to volume discounts which are provided in certain cases, such as to larger restaurant chains that provide significant Order volumes. The Just Eat Takeaway.com Group periodically assesses the commission rates that it charges in each country and determines whether the rate needs to be maintained or updated. The Just Eat Takeaway.com Group occasionally increases its commission rates to reflect continuous improvements in its value proposition for restaurants, including its investments in marketing and technology, merchandise and other restaurant services, and its expanding network of both consumers and restaurants. Revenue from commissions is, and average commission rates are, also affected by the growing proportion of Orders delivered through Delivery, which carries a significantly higher commission rate than those delivered by the restaurant.

Consumer Delivery Fees

Consumer Delivery fee revenue represents Delivery fees charged to the consumer in connection with Delivery Orders. The Delivery fee charged to consumers per Delivery Order varies depending on the market and also dynamically within markets based on a variety of operational and strategic drivers. Within markets, operational drivers broadly aim to balance Order demand and Delivery fee charged to consumers per Delivery Order with courier supply and costs, as a result of which proportionately higher Delivery fees may be charged to consumers at peak times or during inclement weather, which typically increases Order demand and reduces courier supply. Strategic drivers aim to align the Delivery fees charged to consumers per Delivery Order with Just Eat Takeaway.com's strategic aims in a given market, such as price leadership, and the impact of such variables therefore varies by market as a result of the applicable strategic aims.

Other Revenue

The Just Eat Takeaway.com Group also generates other revenue mainly in the form of online payment services fees, restaurant promoted placements (whereby restaurants are charged a fee in order to appear in a more optimal position in search results on the Just Eat Takeaway.com Group's applications) and sales of merchandise (including items sold like jackets, restaurant equipment, packaging and banners). Payment services revenue is earned from consumers or restaurants that are charged a payment services fee by Just Eat Takeaway.com for processing online payments.

Technology

The Just Eat Takeaway.com Group offers a simple and efficient way for consumers to order their favorite food whenever and wherever they like through its websites and apps. The Just Eat Takeaway.com Group digitizes the entire food ordering experience for consumers, restaurants, corporate consumers and its back office and couriers. The Just Eat Takeaway.com Group believes that speed, choice of restaurants and ease of use are the most important factors impacting the user experience for consumers and focuses on guiding consumers to find whatever they are looking for and giving them the tools to make their whole food ordering experience better. The Just Eat Takeaway.com Group does this by digitizing the entire food ordering experience for consumers, including checkout and the after-ordering experience, and optimizing the search function on the Just Eat Takeaway.com Group's website and apps. Digitizing the user experience from a restaurant, back office and driver point of view are important in creating a positive experience for all users. The Just Eat Takeaway.com Group offers multiple digitized products, like its order management software and restaurant portals, to help restaurants manage and optimize their operations. Back office products are continuously being improved to make the Just Eat Takeaway.com Group's operations scalable, compliant and more efficient. Product and business innovations like Delivery and corporate services enable consumers to order with any restaurant, anywhere at any time and create additional business for new and existing restaurants.

Marketing

The Just Eat Takeaway.com Group focuses on connecting as many consumers to as many restaurants as possible. While the Just Eat Takeaway.com Group's technology platform enables the connection, marketing continues to be focused on making the actual connections. The Just Eat Takeaway.com Group continues to focus on its strategy for scalable marketing to drive growth and accelerate efficiencies at the same time across its markets. The Just Eat Takeaway.com Group's marketing strategy prioritizes brand awareness, retention and user frequency, consumer acquisition through performance and restaurant partner services.

Brand Awareness

The Just Eat Takeaway.com Group believes that brand awareness and preference are important drivers of performance in terms of overall consumer interaction, Orders, GMV and the number of restaurants that participate on the Just Eat Takeaway.com Group's platform. The Just Eat Takeaway.com Group focuses on top-of-mind brand awareness and preference through consistent investment in the key branding channels, including television, online, outdoor and last-mile / courier visibility, in order to drive top-of-mind awareness and brand preference. In 2020, the Just Eat Takeaway.com Group was able to drive brand preference through an increase in its top-of-mind awareness in the majority of the countries in which it then operated and, in its core markets of the UK, Germany and the Netherlands, top-of-mind awareness reached over half of all people in each of these markets. The Just Eat Takeaway.com Group has also invested in preparing a holistic and long term vision for the Just Eat Takeaway.com Group's brand proposition, developing clear guidelines on the key benefits, character and visual identity of the brand and seeking to portray a consistent brand image across all functions.

Retention and User Frequency

The Just Eat Takeaway.com Group also focuses marketing efforts on improving retention and user frequency through campaigns seeking to engage consumers, consumer incentives (such as its loyalty shop supported by external partners) and its stamp card program (supported by restaurant partners) and loyalty program (available in certain markets), and partnerships with restaurant chains, such as McDonald's, brands such as Leon, Tortilla and Chipotle, and coffee chains, such as Starbucks and Costa, adding to the Just Eat Takeaway.com Group's growing restaurant supply. The Just Eat Takeaway.com Group has established a dedicated retention team and automation technology and in 2020 saw a strong increase in consumer Order frequency and decrease in churn rates across markets, trends which were already evident in 2019 and were accelerated by the increase in demand resulting from the COVID-19 pandemic.

Consumer Acquisition through Performance Marketing

The Just Eat Takeaway.com Group seeks to improve consumer acquisition through performance marketing (or pay-per-click/pay-per-Order) campaigns, such as search engine marketing, search engine optimization and app campaigns, which directly generate traffic and Orders. The Just Eat Takeaway.com Group also applies consumer-centric automation and utilizes an increasingly app-focused marketing mix to seek to drive more efficient consumer acquisition and brand-building going forward in its markets.

Restaurant Partner Services

The Just Eat Takeaway.com Group believes its relationship with its connected restaurants is critical, as the restaurants' success is closely linked to its own. Through its Partner Services department, the Just Eat Takeaway.com Group seeks to maximize results for partner restaurants and drive visibility of its own brand. By supporting restaurant owners with relevant and actionable insights and creating brand awareness with innovative campaigns and promotional materials, the Just Eat Takeaway.com Group aims to develop an ecosystem in which all parties benefit. In order to build stronger relationships with restaurant partners and promote their long-term success, the Just Eat Takeaway.com Group continues to expand resources provided through its Partner Services department, including account management and advisory services to assist restaurant partners with maximizing their value from use of the Just Eat Takeaway.com Group's platforms, negotiating pricing for food and non-food merchandise and disposables with trusted third-party suppliers, arranging logistics and boosting awareness with effective marketing campaigns.

Operations

The operations functions of the Just Eat Takeaway.com Group primarily comprise sales, consumer services and courier operations for Delivery.

The Just Eat Takeaway.com Group's sales activities are aimed at attracting new restaurants to its platform, seeking to sign up all categories of cuisines and restaurant types in order to drive incremental Orders on the Just Eat Takeaway.com Group's platforms. The Just Eat Takeaway.com Group employs local sales teams in each of the countries in which the Just Eat Takeaway.com Group operates. Sales teams are responsible for research on restaurants that deliver food or that may be a candidate for the Just Eat Takeaway.com Group's Delivery services, contact with candidate restaurants and liaising with restaurants that initiate contact with the Just Eat Takeaway.com Group. The Just Eat Takeaway.com Group's sales teams also operate in close cooperation with its consumer services teams and inform restaurants of, and offers them access to, the Just Eat Takeaway.com Group's products and services. Following the Just Eat Acquisition and the expansion of Delivery services, Just Eat Takeaway.com also provides central management of global relationships with large branded restaurant groups in order to leverage its international presence and scale.

The Just Eat Takeaway.com Group operates various consumer service functions across its numerous geographical markets. The consumer service team's responsibilities cover engagement with consumers and restaurants and can be divided into four operational areas: order process management, data management (such as menus and prices), restaurant support and restaurant relationship management.

Courier operations providing Delivery services complement the marketplace business by expanding the addressable population of restaurants to include restaurants that do not have their own delivery capabilities and enable the Just Eat Takeaway.com Group to offer an even broader selection of cuisines as well as popular branded restaurants such as McDonald's, Burger King, KFC and Starbucks. The Just Eat Takeaway.com Group deploys best-in-class delivery capabilities via both employment and independent courier models. The legacy Takeaway.com delivery service model, known as "Scoober," consists of couriers employed through agreements with third-party agencies and directly employed couriers who are provided with branded equipment and e-bikes in most cities, creating high visibility for the brand. The legacy Just Eat markets currently typically utilize the technology and operational expertise developed by the Just Eat Takeaway.com Group's Canadian business, Skip. Other markets may draw upon both operational models to optimize operational outcomes and goals, including being able to utilize the Scoober employment model in the event of regulatory changes, and some markets also still use third-party delivery companies where the Just Eat Takeaway.com Group has not yet implemented a proprietary model.

Reportable Segments

Following the Just Eat Acquisition, the Just Eat Takeaway.com Group has four reportable segments: United Kingdom, Germany, Canada and the Netherlands. All other operating segments are included together in the Rest of the World. The Just Eat Takeaway.com Group has non-controlling interests in businesses in Brazil (iFood) and Mexico (ECAC). iFood is classified as an associate for accounting purposes, while the Just Eat Takeaway.com Group's participation in ECAC is classified as a joint venture, therefore neither business is consolidated, and their results are recognized as a single line item below operating results. ECAC operations ceased on 4 December 2020 and, as at 31 December 2020, the business has been closed down. As the Just Eat Takeaway.com Group's operating segments serve only external consumers, there is no inter-segment revenue. Revenue and adjusted EBITDA by segment for the year ended 31 December 2020, the year ended 31 December 2019 and the year ended 31 December 2018 are presented in the tables below:

Revenue by Segment (€ in millions)
Segment	Year Ended 31 December 2020	% of total	Year Ended 31 December 2019	% of total	Year Ended 31 December 2018	% of total
United Kingdom	€576	28%	NA(1)	NA(1)	NA(1)	NA(1)
Germany	€374	18%	€205	49%	€83	36%
Canada	€404	20%	NA(1)	NA(1)	NA(1)	NA(1)
The Netherlands	€174	9%	€119	29%	€96	41%
Rest of World(2)	€514	25%	€92	22%	€53	23%
Total	€2,042	100%	€416	100%	€232	100%

Adjusted EBITDA (€ in millions)
Segment	Year Ended 31 December 2020	% of total	Year Ended 31 December 2019	% of total	Year Ended 31 December 2018	% of total
United Kingdom	€143	75%	NA(1)	NA(1)	NA(1)	NA(1)
Germany	€128	67%	€19	158%	€(24)	218%
Canada	€42	22%	NA(1)	NA(1)	NA(1)	NA(1)
The Netherlands	€76	40%	€64	533%	€ 59	(536)%
Rest of World(2)	€(58)	(30)%	€(25)	(208)%	€(12)	109%
Head Office	€(140)	(73)%	€(46)	(383)%	€(34)	309%
Total	€191	100%	€12	100%	€(11)	100%

(1) The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019.
(2) See "Operating and Financial Review of the Just Eat Takeaway.com Group—Segmental Just Eat Takeaway.com Group Results of Operations" for information regarding the markets comprising the Rest of the World during the periods under review.

Until 31 December 2019, Head Office was allocated to the segments. Beginning in the year ended 31 December 2020, Head Office is no longer allocated to the segments. The segment data presented in the Prospectus for the years ended 31 December 2019 and 2018 have been recast accordingly. Head Office relates to non-allocated expenses and includes all central operating expenses such as staff costs and project expenses for global support teams like legal, finance, business intelligence, human resources, the Management Board and the Supervisory Board. Not included in Head Office are costs of global IT and product functions, which are allocated to countries and therefore included in segment adjusted EBITDA.

Property, Plant and Equipment

The following table provides an overview of the Just Eat Takeaway.com Group's material leased office spaces as of the Latest Practicable Date. The Just Eat Takeaway.com Group does not own material properties.

Location	Size	Owned / leased
Amsterdam, the Netherlands	4,000m2	Leased
Amsterdam, the Netherlands (from July 2021)	14,416m2	Leased
Enschede, the Netherlands	7,614m2	Leased
Berlin, Germany (from June 2021)	18,445m2	Leased
Berlin, Germany (until June 2021)	4,378m2	Leased
Berlin, Germany (until February 2026)	3,303 m2	Leased
Tel Aviv, Israel	2,055m2	Leased
Wroclaw, Poland (until 2021)	1,451m2	Leased
Wroclaw, Poland (from 2021)	3,176m2	Leased
Brussels, Belgium	1,142m2	Leased
Sofia, Bulgaria	1,332m2	Leased
Bucharest, Romania	1,578m2	Leased
London, UK City Pantry	883m2	Leased
London, UK Flyt	369m2	Leased
London, UK FPH	3,903m2	Leased
Borehamwood, UK	2,092m2	Leased
Bristol, UK	1,672m2	Leased
Tel Aviv, Israel Practi	554m2	Leased
Dublin, Ireland	409m2	Leased
Zurich, Switzerland	506m2	Leased
Paris, France	2,641m2	Leased
Milan, Italy	1,188m2	Leased
Madrid, Spain	1,085m2	Leased
Calgary, Canada (from June 2021)	587m2	Leased
Toronto, Canada	947m2	Leased
Winnipeg, Canada	9,000m2	Leased
Saskatoon, Canada	545m2	Leased
Sydney, Australia (until July 2021)	967m2	Leased
Sydney, Australia (from July 2021)	5,074m2	Leased
Copenhagen, Denmark	1,225m2	Leased
Oslo, Norway	181m2	Leased

The Just Eat Takeaway.com Group leases 845 square meters of office space in Braunschweig, Germany, which are sub-let. The Just Eat Takeaway.com Group has entered into an agreement relating to the lease of 14,416 square meters in Amsterdam, The Netherlands which new lease begins on 1 July 2021 and will replace the current main Amsterdam office lease, which current lease will expire on 30 June 2022. The lease term is for an initial period of five years with extension options available. The Just Eat Takeaway.com Group intends to complete its move into the new leased space by the end of 2021, and is in the process of evaluating the future use of the leased space under the current Amsterdam office lease.

In addition to the new office in Amsterdam, as of February 2021 the Just Eat Takeaway.com Group had also entered into a new lease agreement for office space in Sydney that has not yet commenced, with an initial lease term of 10 years. In Berlin, the Just Eat Takeaway.com Group intends to move to a new space as per July 2021 and it is currently in the process of evaluating the future use of the leased space under the lease which runs until February 2026.

Seasonality

The Just Eat Takeaway.com Group's Orders are subject to seasonal fluctuations on a weekly, monthly and annual basis, with ordering activity typically greater in the first and fourth quarter of each financial year when consumers are more likely to order food for delivery because of unfavorable weather conditions and shorter daylight hours in the Northern hemisphere. Similarly, Orders tend to be lower in drier and warmer months when daylight hours are longer and a larger number of consumers opt to dine out or cook at home. The Just Eat Takeaway.com Group generally witnesses lower ordering activity in the third quarter, for example, when consumers are more likely to opt to dine out. However, the impact of seasonality may be diminished by the overall growth of Orders in the periods under review. Furthermore, the Just Eat Takeaway.com Group believes that the COVID-19 pandemic had a more significant impact on consumer behavior and ordering patterns than the impact of seasonality on the Just Eat Takeaway.com Group's business in 2020, as factors that impact seasonal increases in ordering, including less in-restaurant dining and less time spent outside the home, were persistent throughout the year. To the extent performance is impacted by seasonality, the Just Eat Takeaway.com Group's results of operations in any interim period may not be directly comparable to a different interim period and the Just Eat Takeaway.com Group's performance in any one interim period may not be an accurate indicator of the Just Eat Takeaway.com Group's future performance in any annual period.

Other factors which may impact ordinary activity in a given period include the number of weekends and holidays in such period as well as the schedule of major sporting and other cultural events, particularly should the Just Eat Takeaway.com Group be a sponsor of such an event.

Intellectual Property

The Just Eat Takeaway.com Group owns a comprehensive portfolio of trademarks and domain names to protect its brands in all markets in which it operates. As of 31 December 2020, the Just Eat Takeaway.com Group had more than 240 trademarks registered worldwide, including JustEatTakeaway.com, Just-eat.co.uk for the United Kingdom, Thuisbezorgd.nl for the Netherlands, Lieferando.de for Germany and Austria, Pyszne.pl for Poland, תן ביס for Israel, Scoober, Food Tracker (the IT system that allows restaurants to continuously update consumers on the status of their order in all stages (from the receipt and confirmation of an order, through the preparation of the meal, until the order's transportation and delivery)) and various trademarks related to "house" logos used by the Just Eat Takeaway.com Group's brands and businesses throughout the European continent. The Just Eat Takeaway.com Group may pursue additional trademark registrations in the future to the extent this is beneficial to its operations. The Just Eat Takeaway.com Group employs third parties to manage its trademark portfolio. Furthermore, the Just Eat Takeaway.com Group has obtained domain names specific to the various markets in which it operates, as the domain name serves as the Just Eat Takeaway.com Group's brand in that market. In addition to its most important domain names, the Just Eat Takeaway.com Group owns domain names that can be employed for websites of participating restaurants and domain names containing specific word combinations relating to the ordering of food.

The Just Eat Takeaway.com Group enters into confidentiality agreements with its employees, consultants, contractors and business partners who are given access to confidential information. Further, employees and certain contractors who contribute to the development of material intellectual property on the Just Eat Takeaway.com Group's behalf are also subject to invention assignment and/or license agreements, as appropriate. The Just Eat Takeaway.com Group further controls the use of its proprietary technology and intellectual property by engaging trademark watch services, fraud watch services as well as through its general websites and product-specific terms of use and policies.

Human Capital

During the year ended 31 December 2020, the Just Eat Takeaway.com Group had an average of 8,955 FTEs, of which almost 3,000 represent the FTEs of employed couriers. Full-time employee equivalents are calculated by dividing the contracted weekly hours of an employee by the standard weekly hours for such employee's country of employment. Employees are individuals with whom the Just Eat Takeaway.com Group has an employment agreement and includes employees with a part-time employment agreement. Employees exclude the following: (i) workers whose costs are recharged to the Just Eat Takeaway.com Group, (ii) couriers employed through agreements with third-party agencies, (iii) freelancers (including contractors and self-employed persons) and (iv) consultants. The table below provides an overview of the average total numbers of employees of the Just Eat Takeaway.com Group for the years ending on the dates specified below, subdivided per segment and measured in FTEs (excluding associates and joint ventures).

Segment	31 December 2020	31 December 2019	31 December 2018
United Kingdom	445	NA(1)	NA(1)
Germany	2,482	1,643	567
Canada	1,624	NA(1)	NA(1)
Netherlands	331	214	159
Rest of World	2,591	1,067	625
Head Office	1,482	574	280
Total	8,955	3,498	1,631

(1) The Just Eat Group was consolidated into the Just Eat Takeaway.com Group from 15 April 2020. The Just Eat Takeaway.com Group did not have operations in the United Kingdom or Canada during the years ended 31 December 2018 and 2019.

Following completion of the Just Eat Acquisition, the Just Eat Takeaway.com Group has sought to refine and advance a set of core values for the combined organization which explain who the Just Eat Takeaway.com Group is, what it stands for and the behaviors it expects to see from its leaders and people. The Just Eat Takeaway.com Group aims to build and maintain an engaged and motivated staff and ensure diversity of culture and an inclusive workplace.

The Just Eat Takeaway.com Group believes that engaged and motivated staff are vital to continuously improving service to consumers, restaurants and other commercial partners, and ultimately strengthening business results. Employees who feel valued and engaged, and who understand and support the Just Eat Takeaway.com Group's strategy, are more motivated and committed. To maintain high employee engagement, the Just Eat Takeaway.com Group uses a mix of face-to-face events and experiences and online channels, including (i) building a cohesive learning and development framework, (ii) monthly all-staff meetings which include updates from the Management Board, presentations from other senior managers and others on key business initiatives and live question and answer sessions, (iii) while integrating the Just Eat Group, establishing volunteer integration teams in the Netherlands and the UK to provide feedback on ways to continue to improve cultural integration and (iv) during the ongoing COVID-19 pandemic, implementing a number of employee health and wellbeing initiatives to support teams with remote working. The Just Eat Takeaway.com Group also believes that a key to making employees feel motivated and engaged is ensuring that the right people are in the right jobs with the right reward. Therefore, in 2020 the Just Eat Takeaway.com Group created a new global reward strategy which includes a global job family framework, enabling the Just Eat Takeaway.com Group to make fair comparisons across all jobs in its talent pools, and a reward framework which together aim to reward all employees consistently based on their role and responsibilities in their local market. These frameworks are expected to be launched to employees in 2021.

The Just Eat Takeaway.com Group also believes that diversity of culture and building an inclusive place to work empowers the company to create new, innovative products for its consumers and continue to lead in its markets. As such, the Just Eat Takeaway.com Group is building a global Diversity & Inclusion team which will be responsible for defining a Diversity & Inclusion strategy that will strengthen its commitment to building a fairer and more inclusive place to work for all of its employees. Initiatives started in either the former Just Eat or Takeaway.com organizations have also been continued, including training for hiring managers and diverse interview panels that aim to reduce bias in the recruitment process.

With the continued growth of the Just Eat Takeaway.com Group's business, the Just Eat Takeaway.com Group continues to face a significant need to recruit talented individuals in all of its markets and its talent acquisition team has adapted quickly to respond to this level of expansion by, for example, introducing new online selection tools that will support its recruitment processes throughout the coming years. The Just Eat Takeaway.com Group also continues to invest heavily in the Scoober logistics network and expand it internationally, with Scoober available in 139 cities across 12 markets (as per 31 December 2020). In the first quarter of 2021, the roll-out of Scoober has been accelerated throughout Europe, including expanded London coverage and a Birmingham roll-out in the UK, and expansion to Lyon, Bordeaux and Toulouse in France. The Just Eat Takeaway.com Group firmly believes that providing couriers with employment contracts, hourly wages and social security is in the best interests of its couriers and its business and expects to hire more than 50,000 couriers annually on a continuous basis, providing diverse employment opportunities – from flexible and part-time to full-time work.

Legal and Arbitration Proceedings

Subject to the matters disclosed in this section entitled "Legal and Arbitration Proceedings", there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of Just Eat Takeaway.com and/or the Just Eat Takeaway.com Group.

Earn-Out Payments Dispute

In December 2011, Just Eat Holding Limited acquired 50% of the share capital of FBA Invest SaS ("FBAI"), which owns 100% of the share capital of Eat On Line SA, which now trades as "Just Eat" in France. At the time of acquiring the shareholding, Just Eat entered into a joint venture agreement with the other shareholders, which contained two call options.

In June 2014, Just Eat exercised its call option and acquired an additional 30% of the shares in FBAI, taking its total shareholding to 80%.

In June 2017, Just Eat was due to acquire the remaining 20% of the shares in FBAI in accordance with the provisions of the joint venture agreement, with the purchase price for the additional shares to be calculated in accordance with a pre-determined range of prices set out therein.

However, in October 2016, Sébastien Forest, the minority shareholder of FBAI, filed a claim in France petitioning for the undertaking to sell the balance of the shares to be declared null and void. The hearing took place in March and the court ruled in April 2021 that the undertaking to sell the balance of the shares is null and void, leaving Forest as a minority shareholder of the company. As the matter stands, Just Eat is under no obligation to purchase the remaining shares for any amount or at all, and Mr. Forest is under no obligation to sell them. It remains open to Just Eat to appeal the Court's ruling and/or to negotiate a mutually agreeable price to purchase Mr. Forest's shares.

"Gig Economy" Matters

From time to time, the Just Eat Takeaway.com Group is involved in various other legal proceedings arising in the ordinary course of business, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors.

In July 2018, a courier on the Skip network filed a putative class action in Manitoba alleging that all couriers providing services on the Skip network in Canada are employees and not independent contractors. The relevant court has not yet determined if the claim will be accepted as a class action and, if so, which couriers would be included in any such class.

An arbitration clause exists within the Skip courier agreement which, if enforceable, could exclude the majority of the class in favor of arbitration, thereby significantly reducing the size of any class action and the related risks. While it is difficult to assess the merits or potential quantum with certainty, the current assessment is that a successful claim against the Just Eat Takeaway.com Group is not probable. No provision has currently been recorded. Given the uncertain nature of the relevant events and liabilities, it is not practicable to provide information on the estimate of the financial effect, if any, or timing.

In Italy, Just-Eat Italy received orders from the public prosecutor and labor, social security and public insurance inspectors on 24 February 2021 that state that couriers engaged by Just-Eat Italy should be considered "workers", known in Italy as 'co.co.co.', instead of independent contractors. In connection thereto, Just-Eat Italy was ordered to pay salaries and apply working conditions in line with applicable laws and regulations for co.co.co. in the logistics sector. On 1 April 2021, Just-Eat Italy received a further order with the calculation of the social security contributions for said couriers amounting in total to EUR 11m, including fines for late payment. The Just Eat Takeaway.com Group continues to evaluate its approach towards, and any potential objections to, the orders. The Just Eat Takeaway.com Group's business plans in Italy include discontinuation of delivery with independent contractors and the roll-out of an employed courier delivery model. In this context, in the first quarter of 2021, the Just Eat Takeaway.com Group signed a collective bargaining agreement with the largest unions for the employment of its couriers. Given the uncertain nature of the relevant events and liabilities, however, it is not practicable to provide further information on the estimate of the financial effect, if any, or timing going forward.

In Australia, Just Eat Takeaway.com’s subsidiary Menulog received a position paper from the ATO on 11 September 2019 stating that the couriers engaged by Menulog should be considered employees rather than independent contractors. Menulog has challenged this based on the legislation and recent case law. In April 2021, the ATO provided Menulog with a draft decision paper in which it reiterated its previous decision and stipulates that the guidance should be applied retrospectively. Menulog continues to evaluate its approach towards, and any potential objections to, the draft decision paper.

EU State Aid

In October 2017, the EC announced it was conducting a state aid investigation into the Group Financing Exemption contained within the UK's CFC legislation. The Group Financing Exemption (contained within Chapter 9 of Part 9A of the Taxation (International and Other Provisions) Act 2010) was introduced in 2013 when the UK CFC rules were revised.

The effect of the UK CFC rules is broadly to levy a UK tax charge on certain types of profit generated by low-taxed non-UK subsidiaries of UK companies. In order to address issues which arise as a result of the fungibility of money within a multinational group – in particular, the need to trace the exact source or history of a group's finance arrangements and the extent to which they are borne by the UK – the Group Financing Exemption partially (75%) or fully exempted from the UK CFC charge financing income (e.g. interest payments received from loans) received by a non-UK subsidiary from another non-UK group company, even if such income was derived from 'UK activities'. The EC's investigation considered whether the application of the Group Financing

Exemption in circumstances where income was derived from UK activities was justified and, if not, whether it constituted state aid under EU rules.

On 20 August 2019, the EC published its final decision in the Official Journal following the conclusion of its investigation. The EC found that the exercise required to assess to what extent financing income of a company derives from UK activities is not particularly burdensome or complex. On that basis, the EC held that the Group Financing Exemption granted a selective advantage to certain multinational companies. The EC concluded that the Group Financing Exemption was an aid scheme and amounted to illegal state aid under Article 107 of the Treaty on the Functioning of the European Union, to the extent that it exempted financing income derived from UK activities.

Conversely, the EC observed that the Group Financing Exemption was justified when the loans granted by the CFC entity were financed with 'UK-connected capital' and there were no UK activities involved in generating non-trading finance profits. This is because the Group Financing Exemption was necessary to avoid a complex and disproportionately burdensome intra-group tracing exercise to assess the exact percentage of profits funded with UK-connected capital.

Following the decision, the EC ordered the UK to recover in full the CFC charge that would have applied if no claim under the Group Financing Exemption had been made, to the extent the profits were attributable to those qualifying loan relationships which involved UK activities.

The Just Eat Takeaway.com Group believes the EC came to the wrong conclusion following its investigation and has applied to the General Court of the European Union (the "GCEU") to annul the decision. The UK government, along with a number of other affected companies, has submitted similar annulment applications.

Similar to other UK-based international companies, the Just Eat Takeaway.com Group may be impacted by the final outcome of this investigation, potentially with previously-exempt finance flows becoming subject to the UK's CFC legislation and therefore UK tax, in addition to its relevant affiliates being subject to applicable tax legislation in their own tax jurisdictions. The Just Eat Takeaway.com Group is continuing to work with its advisors to assess the EC's decision on its position as guidance is released from Her Majesty's Revenue and Customs ("HMRC") and other sources. While there is considerable uncertainty with regard to both the annulment process and any corresponding liability assessed by HMRC, the maximum potential cash exposure has been calculated to be €17 million plus interest (€19 million including interest), should the EC's decision be upheld. The Just Eat Takeaway.com Group has appealed this decision on a number of grounds and continues to engage with HMRC on the matter.

The Just Eat Takeaway.com Group believes the EC's decision to be without merit, however in line with IFRS 3, the Just Eat Takeaway.com Group assumed a contingent liability of €3 million, in its opening balance sheet for this matter. The UK government is required to commence collection proceedings and a new law has been enacted with effect from 17 December 2020 to empower HMRC to do this. However, the new law is a charging mechanism only and not an arbitration on the merits of the ongoing litigation. If the state aid decision is annulled, then any amounts paid will be returned to the Just Eat Takeaway.com Group following this final determination.

Due to the newly enacted legislation, HMRC issued a charging notice for €14 million on 1 February 2021 and this was paid on 26 February 2021. This is a collection mechanism only and does not alter the ongoing merits of the case which is subject to ongoing litigation.

Danish Tax Authority Dispute

In 2012, the Just Eat transfer pricing arrangements were updated, in line with the OECD Transfer Pricing Guidelines, to reflect the commercial and economic reality of its headquarters being established in the UK, whereas previously Just Eat was headquartered in Denmark. An APA was submitted to the Danish and UK competent authorities to obtain certainty over the position taken. Subsequently, the Danish Tax Authority opened a local transfer pricing audit into the periods covered by the APA and in January 2018 issued a formal notice of assessment from their findings, making a claim that the taxable income for fiscal year 2013 should be increased in relation to intellectual property income, equaling an additional tax payment of £126 million, including penalties and interest (which have continued to accrue since then).

The Just Eat Takeaway.com Group strongly disagrees with the claim made by the Danish Tax Authority and has appealed the assessment through the MAP process between the HMRC and the Danish Tax Authority. During the MAP, the two tax authorities enter into discussions with the intention of resolving the transfer pricing dispute. Just Eat's case was formally accepted into the MAP in April 2018. Under the MAP, the tax authorities have two years to reach a resolution. As a resolution has not been reached, the Just Eat Takeaway.com Group is able to refer the case to an independent arbitration panel which will consider the facts and reach its own conclusion. As the tax authorities appear to be making progress regarding Just Eat's case, the Just Eat Takeaway.com Group has not yet requested that the matter be referred to arbitration but reserves the right to do so should the tax authorities not make progress with the matter in a reasonable timeframe. The Just Eat Takeaway.com Group expects the outcome to be a full elimination of the potential double taxation. Such an outcome may result in a reallocation of income between the UK and Denmark with different tax rates applying over a different period, with net interest charges.

The Just Eat Takeaway.com Group has made significant payments on account to the Danish Tax Authority, which in no way reflects the Just Eat Takeaway.com Group's position or the expected outcome, but as a means of mitigating against interest charges applied on the final agreed tax payment. As at 31 December 2020, the balance sheet includes both an asset and a liability in respect of uncertain tax positions, representing the Just Eat Takeaway.com Group's best estimate of the expected outcome of the MAP between HMRC and the Danish Tax Authority, as well as other uncertain tax positions.

Delivery Hero Arbitration

Just Eat Takeaway.com and Delivery Hero S.E. ("Delivery Hero") are engaged in arbitration with the International Chamber of Commerce in respect of the standstill undertaking under the Relationship Agreement (as defined in "—Material Contracts—Delivery Hero Relationship Agreement"). As communicated in Just Eat Takeaway.com's press release dated 2 March 2020, Just Eat Takeaway.com believes Delivery Hero failed to comply with this undertaking by entering into the forward share purchase and equity collar transaction it announced on 12 February 2020, leading to the initiation of arbitration proceedings by Just Eat Takeaway.com. Just Eat Takeaway.com believes Delivery Hero's failure to comply with its standstill undertaking constitutes a breach of the Relationship Agreement. Just Eat Takeaway.com is of the opinion that Delivery Hero has breached the standstill undertaking in the Relationship Agreement on several occasions by effecting transactions in financial instruments in respect of Just Eat Takeaway.com Shares during the standstill period. These breaches occurred when Delivery Hero entered into three equity collar transactions on 4 April 2019, 12 February 2020 and 16 June 2020, each of which Delivery Hero announced via press release.

While Delivery Hero claims that these transactions are exempted from the standstill undertaking, Just Eat Takeaway.com believes that each of these transactions effected an increase in Delivery Hero's shareholding in Just Eat Takeaway.com and is therefore in breach of the standstill undertaking. The arbitration is still pending.

Regulatory

Payment Services

All Online Payments for food in all EEA countries (other than Bulgaria and Romania) in which the Just Eat Takeaway.com Group has historically operated prior to the Just Eat Acquisition are facilitated by Takeaway.com Payments B.V., a Dutch incorporated 100% subsidiary of Just Eat Takeaway.com. Takeaway.com Payments B.V. collects the full GMV with respect to all Orders paid for through Online Payments on behalf of restaurants (which are held in the name of a third-party fund foundation (Stichting Derdengelden Takeaway.com)) and, once a week, pays each restaurant the aggregate amounts of order revenue placed and paid for online minus the commission and refunds to consumers due to the Just Eat Takeaway.com Group. The Online Payments process facilitated by Takeaway.com Payments B.V. allows consumers to choose from several payment methods when checking out their Order (such as payment by credit card or through Apple Pay or PayPal). Depending on the payment method selected, different parties will be involved in the processing of the payment, and, in certain cases, Takeaway.com Payments B.V. will itself process the payment without any third-party involvement. Whether Takeaway.com Payments B.V. requires third-party assistance to process a payment depends on its participation in a specific payment scheme. This activity qualifies in the Netherlands as the "execution of payment transactions," which is a payment service in accordance with Annex I of PSD II. Payment services are services that are regulated under PSD II, which has been implemented in the Netherlands in the FMSA. Consequently, Takeaway.com Payments B.V. has obtained a license as a payment institution from the DNB, which license it has passported to be able to offer payment services in all relevant countries in the EEA except for Bulgaria and Romania.

Takeaway.com Payments B.V., as a licensed payment institution, is supervised by DNB and is required to comply with rules applicable to payment institutions. Pursuant to one of these rules, each person is required to obtain a declaration of no objection from DNB before it can hold, acquire or increase a qualifying holding in a payment institution, or exercise any voting power in connection with such holding. A direct or indirect participation in a payment institution is a qualifying holding when it represents 10% or more of the shares and/or voting rights in the payment institution. This means that acquiring a holding of 10% or more of the shares and/or voting rights in the Just Eat Takeaway.com Group requires a declaration of no objection from DNB. In addition, obtaining rights to appoint the majority of the managing board or other means of providing significant influence over the management of the payment institution also falls within the scope of a "qualifying holding." Changes to a qualifying holding that result in exceeding below-mentioned thresholds also require a declaration of no objection from DNB. In addition, Takeaway.com Payments B.V. must as soon as possible notify DNB if a shareholder's qualifying holding in Takeaway.com Payments B.V. exceeds 20%, 30% or 50%, or falls below 10%, 20%, 30% or 50%.

In all EEA markets in which Just Eat has historically operated, other than France, the Just Eat Takeaway.com Group relies on the commercial agents exemption under PSD II. The French Prudential Supervision and

Resolution Authority has granted a specific license exemption to Just Eat, therefore reliance on the commercial agents exemption is not required. In the UK, the Just Eat Takeaway.com Group relies on the commercial agents exemption under the Payment Services Regulations 2017 (SI 2017/752). When a consumer places an Order via the Just Eat Takeaway.com Group's platform, payments are processed by Adyen N.V. and other processors. Under the current merchant services agreements in force, the applicable subsidiary of Just Eat Takeaway.com that is a party thereto is a merchant. Takeaway.com Payments B.V. uses Adyen N.V. as a processor to process payments made with VISA/Mastercard (i.e., through a credit card), Bancontact, Apple Pay, Google Pay, GiroPay, and EPS. For instance, if a consumer uses a VISA credit card to pay for an order, Adyen N.V. receives the funds and transfers these funds to Takeaway.com Payments B.V., which transfers the funds minus commission to the restaurants.

The Just Eat Takeaway.com Group is obliged to comply with the Payment Card Industry Data Security Standards as it has entered into contracts with credit card merchant acquirers. The Payment Card Industry Data Security Standards were created to help businesses process card payments securely and reduce card fraud through enforcing tight controls surrounding the storage, transmission and processing of cardholder data that businesses handle.

Privacy and Data Protection

The Just Eat Takeaway.com Group processes personal data as part of its business. Consumers provide the Just Eat Takeaway.com Group with personal information, such as their name, address, email address and telephone number, in order for their order to be processed. Because the Just Eat Takeaway.com Group processes personal data of EU data subjects, the Just Eat Takeaway.com Group is subject to EU GDPR and is regulated by the Dutch Autoriteit Persoonsgegevens. The EU GDPR contains, among other things, high accountability standards for the Just Eat Takeaway.com Group, strict requirements to provide information notices to individuals, data protection impact assessments when data processing is likely to result in a high risk to the rights and freedoms of natural persons, rules on international data transfers, outsourcing, and maintaining an internal register and mandatory notification of data security breaches.

The Just Eat Takeaway.com Group is also subject to any national laws implementing the EU GDPR and to any national data protection and privacy laws applicable in non-EU member states, such as the Australian Privacy Act 1988, the Mexican Federal Law for the Protection of Personal Data in the Possession of Private Parties, New Zealand's Privacy Act 1993 and the Swiss Federal Data Protection Act 1992.

In the UK specifically, the EU GDPR was onshored into UK law on 31 December 2020 by the EUWA, subject to certain changes to ensure that the onshored legislation operates effectively in the UK, including the changes made by the Data Protection, Privacy and Electronic Communications (Amendments etc) (EU Exit) Regulations 2019 (SI 2019/419), as amended (the "DP Brexit Regulations") (the "UK GDPR"). The DP Brexit Regulations also amended the Data Protection Act 2018, which deals with certain data processing issues not covered by the UK GDPR and seeks to ensure the alignment of the UK and EU data protection regimes post-Brexit. Although the Data Protection Act 2018 (as amended) already allows personal data to be transferred freely from the UK to EEA member states (among other countries), the EC has not yet confirmed that the UK offers an adequate level of data protection for the purposes of the EU's GDPR regime. As an interim solution, the TCA agreed on 24 December 2020 allows for transfers of personal data from EU member states (and any other EEA member states that opt in) to the UK to continue seamlessly until the end of June 2021. Although the process for the UK obtaining an adequacy decision from the EU is well under way (with a draft decision published), there is no guarantee that such a decision will be granted and, consequently, there could be restrictions on the transfer of personal data from the EEA to the UK in the future. The Information Commissioner's Office is the competent authority for enforcement of the Data Protection Act 2018 and the UK GDPR, among other regulations, in the UK.

Canada provides federal and provincial privacy laws regarding privacy protection. Pursuant to Canadian federal law, the Canadian business is subject to the Personal Information Protection and Electronic Documents Act, regulated by the Privacy Commissioner of Canada. Provincial laws include the Personal Information Protection Act, regulated by the Privacy Commissioner of Alberta, the Act Respecting the Protection of Personal Information in the Private Sector, regulated by Commission d'accès à l'information du Québec (Quebec), and the Personal Information Protection Act, regulated by the Information and Privacy Commissioner for British Columbia.

The Just Eat Takeaway.com Group is also subject to Directive 2002/58/EC as amended by Directive 2009/136/EC (the "ePrivacy Directive") in the EU countries in which it operates, which has been implemented by national implementing laws by EU member states (and the UK, prior to Brexit). The ePrivacy Directive regulates online targeting of consumers, processing of traffic and location data, and unsolicited commercial communications.

The Just Eat Takeaway.com Group aims for a uniform approach with regard to privacy and data protection across all European markets with room for exceptions if local laws require so and to the extent allowed for by the EU GDPR. The Just Eat Takeaway.com Group has written internal data protection policies, to organize its privacy and data protection compliance. Also, with regard to marketing, the Just Eat Takeaway.com Group aims for a harmonized approach. For its activities, the Just Eat Takeaway.com Group processes personal data, for which it must observe the applicable data protection and privacy rules, including, if applicable, the rules of the EU GDPR. The Just Eat Takeaway.com Group sends out digital newsletters based on postal code to consumers who have opted in for this service. The Just Eat Takeaway.com Group retargets consumers after visiting its platform, and tracks consumers cross-platform based on, for example, email addresses. The Just Eat Takeaway.com Group makes use of display advertising by targeting potential consumers in certain categories. The Just Eat Takeaway.com Group makes use of the data of third party platforms (such as Google or Facebook) and uses its own data for such targeting. The Just Eat Takeaway.com Group believes that such retargeting, tracking and display advertising is in compliance with the EU GDPR and the ePrivacy Directive. The Just Eat Takeaway.com Group does not purchase data from third parties, nor does it sell or plan to sell data to third parties. Pursuant to the EU GDPR, the Just Eat Takeaway.com Group ensures that consumers and any other natural persons whose rights are governed by the EU GDPR can exercise their right of access, right to object and right to rectify any inaccuracies in their personal data, as well as the right to data portability, the right to restrict processing (as long as these are possible due to legal obligations), the right to file a complaint with the competent data protection authority under the EU GDPR and the right to be forgotten.

Cyber Security

On 17 October 2018, the Dutch Parliament adopted the Security of Network and Information Systems Act (Wet beveiliging netwerk- en informatiesystemen, the "Wbni"). The Wbni implements Directive (EU) 2016/1148 (the EU Network and Information Security Directive). The Wbni requires the mandatory notification of serious security breaches in the key information communication and technology systems, provides rules on processing of personal data related to cyber security incidents and contains cyber security compliance requirements, such as baseline security requirements. The Wbni entered into force as of 9 November 2018 and applies to the Just Eat Takeaway.com Group in its capacity as an online marketplace operating in the Netherlands. The Radiocommunications Agency Netherlands (Agentschap Telecom) is responsible for enforcing the Wbni in the Netherlands in respect of digital infrastructure.

Food Information Regulation

Regulation (EU) 1169/2011 on the provision of food information to consumers (the "EU Food Information Regulation") and the EU Food Information Regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK Food Information Regulation") contain general principles, requirements and responsibilities in respect of the provision of food information to consumers. Pursuant to the EU Food Information Regulation and the UK Food Information Regulation, a "food business operator" – under whose name or business name food is marketed – is responsible for the food information associated with it. A "food business operator" is the natural or legal person responsible for ensuring that the requirements of food law are met within the food business under their control. It is currently unclear under the EU Food Information Regulation and/or the UK Food Information Regulation how many entities within the Just Eat Takeaway.com Group are or will be required to register as a food business operator responsible for food information. It is also unclear, if any entity in the Just Eat Takeaway.com Group were to be required to register as a food business operator, what specific obligations would apply to it as it would not be involved in the manufacture or packaging of food. It is possible that responsibility for providing correct food information lies exclusively with the restaurants that source the food. In any event, the Just Eat Takeaway.com Group has to rely on the restaurant to provide correct and up-to-date food information. Even if the Just Eat Takeaway.com Group is not responsible for food information under the EU Food Information Regulation or the UK Food Information Regulation, it may still be subject to an obligation to refrain from supplying food in cases where it is, or should be, aware of non-compliance with the applicable food information law and requirements of relevant national provisions. Finally, providing incorrect food information may, depending on the circumstances, qualify as an unfair commercial practice. The competent authority for enforcement of the EU Food Information Regulation in the Netherlands is the Netherlands Food and Consumer Product Authority (Nederlandse Voedsel- en Warenautoriteit).

In Germany, some case law indicates that an online food delivery platform, such as the Just Eat Takeaway.com Group's, qualifies as a food business operator for the purpose of the EU Food Information Regulation. The Just Eat Takeaway.com Group has therefore been establishing a system that automatically identifies and presents to consumers in Germany the ingredients of the meals offered on its platform, as required by the EU Food Information Regulation. When food information is supplied by platform restaurants, the automatically generated information is superseded by the information provided by such restaurant. While the Just Eat Takeaway.com Group believes that the results of the system are satisfactory, the system is not flawless, and there remains a chance that incorrect food information may be published. The Just Eat Takeaway.com Group is therefore currently contacting all German restaurants for the latest food information and manually correcting ingredients. In France, the Just Eat Takeaway.com Group has implemented a sign-off functionality for restaurants to allow them to validate the generated information. In Bulgaria, a new food law indicates that an online food delivery platform, such as the Just Eat Takeaway.com Group's, is required to register as a food business operator. As yet it is unclear what specific obligations will apply to the Just Eat Takeaway.com Group as it is not involved in the manufacture or packaging of food.

"Gig Economy" Regulation

Government regulation of the "gig economy" (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs), which may be applicable to the Just Eat Takeaway.com Group in certain markets, has evolved considerably over the past few years and continues to do so. The Just Eat Takeaway.com Group, in certain of the historical Just Eat markets (the UK, Canada, Ireland, Italy, New Zealand and Australia), has adopted an independent contractor model where it engages independent contractors directly as delivery drivers, such that its delivery drivers are not employees of the Just Eat Takeaway.com Group. Due to uncertainties in the interpretation of regulation in this area, as well as constant legislative evolution, the online food delivery industry has been subject to scrutiny. See "Risk Factors—Legal and Regulatory Risks " for further discussion of risks related to government regulation of, and judicial intervention in, the "gig economy".

Organizational Structure

Just Eat Takeaway.com is the holding company of the Just Eat Takeaway.com Group. Set forth below is a table containing information on the principal subsidiaries and associates of Just Eat Takeaway.com as of 31 December 2020.

Company name	Country of incorporation	% holding
Subsidiary undertakings
Takeaway.com Group B.V.	The Netherlands	100
• Takeaway.com Central Core B.V.	The Netherlands	100
• Hello Hungry EAD	Bulgaria	100
• HH Delivery BG EOOD	Bulgaria	100
• BG Menu EOOD	Bulgaria	100
• HelloHungry Delivery S.R.L.	Romania	100
• Hello Hungry S.A.	Romania	100
• Takeaway.com European Operations B.V.	The Netherlands	100
• Takeaway.com European Operations B.V. Belgium branch	Belgium	Branch
• Takeaway.com European Operations Austria branch	Austria	Branch
• Takeaway.com European Operations Portugal branch	Portugal	Branch
• Takeaway.com European Operations Switzerland branch	Switzerland	Branch
• Foodarena AG in liquidation	Switzerland	100
• sto2 sp. z.o.o.	Poland	100
• Takeaway.com Belgium Bvba	Belgium	100
• eat.ch GmbH	Switzerland	100
• Takeaway.com Express Netherlands B.V.	The Netherlands	100
• Takeaway.com Express Italy S.r.l.	Italy	100
• Takeaway.com Express France SAS	France	100
• Takeaway.com Express Denmark ApS	Denmark	100
• Takeaway.com Express UK Limited	United Kingdom	100
• Takeaway Express Spain S.L.	Spain	100
• Takeaway.com Express Poland Sp. z.o.o.	Poland	100
• Biscuit Holdings Israel Ltd.	Israel	100
• 10bis.co.il Ltd	Israel	100
• Scoober Tel Aviv Ltd	Israel	100
• Online Ordering Ltd.	Israel	100
• yd.yourdelivery GmbH	Germany	100
• Takeaway Express GmbH	Germany	100
• Takeaway.com Payments B.V.	The Netherlands	100
Checkers Merger Sub I, Inc	USA	100
Checkers Merger Sub II, Inc	USA	100
Just Eat Limited	United Kingdom	100
• Just Eat Holding Limited	United Kingdom	100
• Just Eat Northern Holdings Limited	United Kingdom	100
• Just Eat Denmark Holding ApS	Denmark	100
• Just Eat.dk ApS	Denmark	100
• Just Eat Host A/S	Denmark	100
• Just Eat.co.uk Limited	United Kingdom	100
• Hungryhouse Holdings Limited	United Kingdom	100
• hungryhouse GmbH	Germany	100
• Flyt Limited	United Kingdom	100

• Flyt USA Inc	USA	100
• Simbambili Ltd	Israel	100
• Practi Technologies Ltd	United Kingdom	100
• Just Eat.no AS	Norway	100
• City Pantry Ltd	United Kingdom	100
• FBA Invest SAS	France	80
• Eat On Line SA	France	80
• Just-Eat Italy S.r.l.	Italy	100
• Just-Eat.lu SarL	Luxembourg	100
• Just-Eat Spain S.L.	Spain	100
• Canary Delivery Company S.L.	Spain	100
• Skipthedishes Restaurant Services Inc.	Canada	100
• Just-Eat Ireland Limited	Ireland	100
• Just Eat Central Holdings Limited	United Kingdom	100
• Eatcity Limited	Ireland	100
• Just Eat (Acquisitions) Holding Limited	United Kingdom	100
• Just Eat (Acquisitions) Pty Limited	Australia	100
• Menulog Group Limited	Australia	100
• Eat Now Services Pty Limited	Australia	100
• Menulog Pty Limited	Australia	100
• Menulog Limited	New Zealand	100
Joint ventures
El Cocinero a Cuerda S.L.	Spain	67
Associates
iFood Holdings B.V.	The Netherlands	33
IF-JE Holdings B.V.	The Netherlands	33

The Just Eat Takeaway.com Group controls Stichting Derdengelden Takeaway.com and as a consequence the foundation is consolidated. No equity interest is held in the foundation.

Associates and Joint Ventures

The Just Eat Takeaway.com Group owns a 33% stake in iFood, the leading hybrid marketplace for takeaway food delivery in Brazil based on GMV. The Just Eat Takeaway.com Group also owns, directly and indirectly (through its ownership stake in iFood), 67% of a joint venture with iFood in Mexico, ECAC. The Just Eat Takeaway.com Group has board representation for both iFood as well as ECAC and is an active participant in the strategic decision-making process. iFood is the market leader in Brazil based on GMV and, during the year ended 31 December 2020, processed 478 million orders (2019: 239 million orders). The Just Eat Takeaway.com Group made equity payments of €44 million to iFood and €11 million to ECAC during the year ended 31 December 2020, in each case to fund the ongoing business operations of each entity, while maintaining its percentage shareholding in each entity. ECAC operations ceased on 4 December 2020 and, as at 31 December 2020, the business has been closed down and no remaining commitments have been made relating to the Just Eat Takeaway.com Group's interest in this joint venture.

Related Party Transactions

During the year ended 31 December 2020, the year ended 31 December 2019 and the year ended 31 December 2018, the Just Eat Takeaway.com Group entered into the following related party transactions:

Year Ended 31 December 2020

During the year ended 31 December 2020, Just Eat Takeaway.com made equity payments of €55 million comprised of €44 million to iFood and €11 million to ECAC, in each case to fund the ongoing business operations of each entity, while maintaining its percentage shareholding in each entity.

Year Ended 31 December 2019

During the year ended 31 December 2019, a €1.7 million loan to a related party, Takeaway.com Asia B.V., was fully repaid in connection with the divestiture of Takeaway.com Asia B.V.

Year Ended 31 December 2018

During the year ended 31 December 2018, a €1.7 million loan was extended to a related party, Takeaway.com Asia B.V., by members of the Just Eat Takeaway.com Group.

Material Contracts

Delivery Hero Relationship Agreement

As part of the acquisition by Just Eat Takeaway.com (at that time named Takeaway.com N.V.) and Takeaway.com Group B.V. of the German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operate the Pizza.de, Lieferheld and foodora brands in Germany (considering that certain intellectual property rights and IT of Delivery Hero were not transferred, but rather licensed during a transitional period), Just Eat Takeaway.com and Delivery Hero have entered into a relationship agreement for a period ending on the later of (i) seven years after completion of the German Businesses Acquisition on 1 April 2019 (the "German Businesses Completion") and (ii) the date on which Delivery Hero no longer holds any Just Eat Takeaway.com Shares (the "Relationship Agreement").

Certain key terms and conditions of the Relationship Agreement are described below.

i.
Pursuant to the Relationship Agreement, following the German Businesses Completion, Delivery Hero had the right to designate one person for appointment to the Supervisory Board (provided that such person is independent), who would be a member of the audit committee of the Supervisory Board (if installed). The right to designate a person for appointment to the Supervisory Board expired on the date that Delivery Hero held less than 9.99% of Just Eat Takeaway.com's issued and outstanding share capital, and the designated Supervisory Board director had an obligation to resign as of the first General Meeting that was convened thereafter.

ii.
In addition, the parties have agreed to a standstill period of four years following the German Businesses Completion, during which time Delivery Hero and its subsidiaries, with certain exceptions (including a right to prevent dilution of Delivery Hero's shareholding in Just Eat Takeaway.com after any dilution in connection with (re)financing the cash consideration of the German Businesses Acquisition), shall, in particular, not directly or indirectly in any way effect or cause to effect any increases in their shareholding in Just Eat Takeaway.com through any financial instruments or related derivative securities.

iii.
During the standstill period, Delivery Hero and its subsidiaries may sell, transfer and otherwise dispose of any Just Eat Takeaway.com financial instruments held by them, but may not make such a disposal to certain restricted parties active in the online food delivery industry.

iv.
During the standstill period and up to three years after that period, Delivery Hero may only vote up to a limited number of shares in respect of any proposal relating to (i) mergers, acquisitions, divestments, or sales or purchases of any assets, including the financing thereof, (ii) any proposal pursuant to Section 2:107a BW and (iii) any issue of Just Eat Takeaway.com financial instruments (or any exclusion or amendment of any pre-emptive rights in relation thereto) by Just Eat Takeaway.com or its affiliates if such issue (a) relates to an item under (i), or (b) is required by the financial position of Just Eat Takeaway.com. In case of a conflict of interest on such matters, Delivery Hero may not vote at all. If Delivery Hero has announced a public offer for Just Eat Takeaway.com in accordance with the following two paragraphs of this section, or if Delivery Hero has declared an offer in accordance with the last paragraph of this section unconditional, the voting restrictions set out in this paragraph cease to be effective.

v.
If, during the standstill period, a recommended public offer for Just Eat Takeaway.com is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for Just Eat Takeaway.com. If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vi.
If, during the standstill period, an unsolicited public offer for Just Eat Takeaway.com is announced, Delivery Hero may submit a proposal to the Supervisory Board to make a public offer for Just Eat Takeaway.com if it is allowed to do so by the Supervisory Board (in its sole discretion, acting in good faith and in compliance with its fiduciary duties). If the Supervisory Board determines that the proposal is superior, it will allow Delivery Hero to make such superior offer within 10 business days thereafter.

vii.
After the standstill period, Delivery Hero (i) may only make a public offer for Just Eat Takeaway.com if such offer at least contains, as a condition precedent to declaring such offer unconditional (gestand doen), which condition may only be waived by Delivery Hero with the prior approval of the Supervisory Board, a minimum acceptance level threshold of at least 67%, and (ii) may not trigger any applicable obligation to make a mandatory offer pursuant to article 5:70 of the FMSA for all shares in Just Eat Takeaway.com.

The Just Eat Takeaway.com Group is currently in arbitration proceedings with Delivery Hero in connection with the Relationship Agreement. See "—Legal and Arbitration Proceedings—Delivery Hero Arbitration".

Convertible Bonds 2019

Just Eat Takeaway.com issued the Convertible Bonds 2019 on 25 January 2019. The principal terms of the Convertible Bonds 2019 are as follows:

i.	the Convertible Bonds 2019 bear interest at the rate of 2.25% per annum payable semi-annually in arrear in equal installments on 25 January and 25 July of each year;

ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond 2019 shall be redeemed at its principal amount together with accrued and unpaid interest on 25 January 2024 (the "2019 Bonds Maturity Date");

iii.
the Convertible Bonds 2019 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
2019 Bondholders have the right to convert their Convertible Bonds 2019 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2019 Bonds Maturity Date; or (ii) if the Convertible Bonds 2019 are called for redemption prior to the 2019 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2019 is €69.525, representing an initial conversion premium of 35% above the price of a Just Eat Takeaway.com Share on the pricing date;

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of more than 5% compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions. The Transaction does not constitute a change of control event or a merger event under the terms of the 2019 Convertible Bonds;

vii.
the Convertible Bonds 2019 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2019 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:

o	at the option of Just Eat Takeaway.com, on or after 9 February 2022 if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2019 originally issued;

o
following occurrence of a change of control of Just Eat Takeaway.com, each 2019 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2019 held by that 2019 Bondholder; and

o
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2019 as a result of any change in tax law, subject to the right of 2019 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2019 being redeemed; and

ix.	the Convertible Bonds 2019 are governed by, and contributed in accordance with, Dutch law.

Convertible Bonds 2020

Just Eat Takeaway.com issued the Convertible Bonds 2020 on 30 April 2020. The principal terms of the Convertible Bonds 2020 are as follows:

i.	the Convertible Bonds 2020 bear interest at the rate of 1.25% per annum payable semi-annually in arrear in equal installments on 30 April and 30 October of each year;

ii.
unless previously redeemed, converted or purchased and cancelled, each Convertible Bond 2020 shall be redeemed at its principal amount together with accrued and unpaid interest on 30 April 2026 (the "2020 Bonds Maturity Date");

iii.
the Convertible Bonds 2020 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Convertible Bonds 2020 (each a "2020 Bondholder") have the right to convert their Convertible Bonds 2020 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the 2020 Bonds Maturity Date; or (ii) if the Convertible Bonds 2020 are called for redemption prior to the 2020 Bonds Maturity Date, the seventh business day prior the redemption date;

v.	the initial conversion price of the Convertible Bonds 2020 is €121.80, representing an initial conversion premium of 40% above the price of a Just Eat Takeaway.com Share on the pricing date;

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of more than 5% compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions. The Transaction does not constitute a change of control event or a merger event under the terms of the 2020 Convertible Bonds;

vii.
the Convertible Bonds 2020 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Convertible Bonds 2020 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:

o
at the option of Just Eat Takeaway.com, on or after 15 May 2023 and up to but excluding 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 150% of the conversion price over a certain period;

o	at the option of Just Eat Takeaway.com, on or after 15 May 2024, if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Convertible Bonds 2020 originally issued;

o
following occurrence of a change of control of Just Eat Takeaway.com, each 2020 Bondholder has the right to require Just Eat Takeaway.com to redeem the Convertible Bonds 2020 held by that 2020 Bondholder; and

o
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Convertible Bonds 2020 as a result of any change in tax law, subject to the right of 2020 Bondholders to elect to receive interest net of tax instead of their Convertible Bonds 2020 being redeemed; and

ix.	the Convertible Bonds 2020 are governed by, and contributed in accordance with, Dutch law.

Tranche A Convertible Bonds 2021

Just Eat Takeaway.com issued the Tranche A Convertible Bonds 2021 on 9 February 2021. The principal terms of the Tranche A Convertible Bonds 2021 are as follows:

i.	the Tranche A Convertible Bonds 2021 do not bear interest;

ii.	unless previously redeemed, converted or purchased and cancelled, each Tranche A Convertible Bond 2021 shall be redeemed at its principal amount on 9 August 2025 (the "Tranche A Maturity Date");

iii.
the Tranche A Convertible Bonds 2021 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Tranche A Convertible Bonds 2021 (each, a "Tranche A 2021 Bondholder") have the right to convert their Tranche A Convertible Bonds 2021 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the Tranche A Maturity Date; or (ii) if the Tranche A Convertible Bonds 2021 are called for redemption prior to the Tranche A Maturity Date, the seventh business day prior to the redemption date;

v.
the initial conversion price of the Tranche A Convertible Bonds 2021 is €135.58, representing an initial conversion premium of 45% above the price of a Just Eat Takeaway.com Share in the simultaneous placement of existing Just Eat Takeaway.com Shares on behalf of certain subscribers of the Convertible Bonds 2021 on the pricing date (the "Concurrent Delta Placement");

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of more than 5% compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions;

vii.
the Tranche A Convertible Bonds 2021 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Tranche A Convertible Bonds 2021 are redeemable at their principal amount in the following circumstances:

o	at the option of Just Eat Takeaway.com, on or after 24 August 2023, if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Tranche A Convertible Bonds 2021 originally issued; and

o
following occurrence of a change of control of Just Eat Takeaway.com, each Tranche A 2021 Bondholder has the right to require Just Eat Takeaway.com to redeem the Tranche A Convertible Bonds 2021 held by that Tranche A 2021 Bondholder; and

ix.	the Tranche A Convertible Bonds 2021 are governed by, and contributed in accordance with, Dutch law.

Tranche B Convertible Bonds 2021

Just Eat Takeaway.com issued the Tranche B Convertible Bonds 2021 on 9 February 2021. The principal terms of the Tranche B Convertible Bonds 2021 are as follows:

i.	the Tranche B Convertible Bonds bear interest at the rate of 0.625% per annum payable semi-annually in arrear in equal installments on 9 February and 9 August of each year;

ii.
unless previously redeemed, converted or purchased and cancelled, each Tranche B Convertible Bond 2021 shall be redeemed at its principal amount together with accrued and unpaid interest on 9 February 2028 (the "Tranche B Maturity Date");

iii.
the Tranche B Convertible Bonds 2021 constitute direct, unconditional, unsubordinated and (subject to the negative pledge) unsecured obligations of Just Eat Takeaway.com, ranking pari passu and without preference among themselves and at least equally with all other unsecured and unsubordinated obligations of Just Eat Takeaway.com;

iv.
holders of the Tranche B Convertible Bonds 2021 (each, a "Tranche B 2021 Bondholder") have the right to convert their Tranche B Convertible Bonds 2021 into Just Eat Takeaway.com Shares at any time before: (i) the seventh business day prior to the Tranche B Maturity Date; or (ii) if the Tranche B Convertible Bonds 2021 are called for redemption prior to the Tranche B Maturity Date the seventh business day prior to the redemption date;

v.
the initial conversion price of the Tranche B Convertible Bonds 2021 is €144.93, representing an initial conversion premium of 55% above the price of a Just Eat Takeaway.com Share in the Concurrent Delta Placement;

vi.
the conversion price will be adjusted on the occurrence of certain events, including a change of control of Just Eat Takeaway.com, a merger event or other corporate actions, such as the sale of Just Eat Takeaway.com Shares at a discount of more than 5% compared to market price at the time of sale, stock splits or consolidations, and certain dividends and distributions;

vii.
the Tranche B Convertible Bonds 2021 contain customary capital markets negative pledge and event of default provisions, including non-payment, failure to issue or transfer and deliver Just Eat Takeaway.com Shares upon conversion, breach of undertakings, cross default, certain insolvency events, illegality or cessation of business;

viii.	the Tranche B Convertible Bonds 2021 are redeemable at their principal amount together with accrued and unpaid interest in the following circumstances:

o
at the option of Just Eat Takeaway.com, on or after 24 February 2025 and up to but excluding 24 February 2026, if the value of a Just Eat Takeaway.com Share exceeds 150% of the conversion price over a certain period;

o	at the option of Just Eat Takeaway.com, on or after 24 February 2026, if the value of a Just Eat Takeaway.com Share exceeds 130% of the conversion price over a certain period;

o
at the option of Just Eat Takeaway.com, if conversion rights have been exercised and/or purchases (and corresponding cancellations) and/or redemptions effected in respect of 85% or more in principal amount of the Tranche B Convertible Bonds 2020 originally issued;

o
following occurrence of a change of control of Just Eat Takeaway.com, each Tranche B 2021 Bondholder has the right to require Just Eat Takeaway.com to redeem the Tranche B Convertible Bonds 2021 held by that Tranche B 2021 Bondholder; and

o
at the option of Just Eat Takeaway.com, if Just Eat Takeaway.com has or will become obliged to pay additional amounts in respect of payments of interest on the Tranche B Convertible Bonds 2021 as a result of any change in tax law, subject to the right of Tranche B 2021 Bondholders to elect to receive interest net of tax instead of their Tranche B Convertible Bonds 2021 being redeemed; and

ix.	the Tranche B Convertible Bonds 2021 are governed by, and contributed in accordance with, Dutch law.

Just Eat Revolving Credit Facility

On 2 November 2017, Just Eat entered into the Just Eat Facility, consisting of tranches of £267.5 million and €307.6 million, respectively, and subject to an option to increase the commitments under the facility by a further £200 million. The borrowers under the Just Eat Facility are Just Eat, Just Eat Holding Limited and Takeaway.com Group B.V., and such borrowers and certain subsidiaries of Just Eat Takeaway.com guarantee the borrowers' obligations under the Just Eat Facility. The principal terms of the Just Eat Facility are as follows:

i.
loans under the Just Eat Facility bear interest at a rate of LIBOR (or in the case of loans in euro or Canadian dollars, EURIBOR or CIDOR), plus a margin ranging from 0.75% to 1.35% based on Just Eat's Leverage Ratio;

ii.	a commitment fee equal to 35% of the applicable margin per annum on the lenders' undrawn commitments;

iii.	a utilization fee ranging between 0.10% and 0.40%, depending on the balance drawn under the Just Eat Facility, applies;

iv.	availability of amounts under the Just Eat Facility is subject to compliance with financial covenants, tested semi-annually. The covenants require that:

o	the ratio of total net debt to "Adjusted EBITDA" (as such term is defined in the Just Eat Facility) for Just Eat shall not exceed the Leverage Ratio, subject to certain exceptions; and

o	the ratio of "Adjusted EBITDA" (as such term is defined in the Just Eat Facility) to net finance charges for Just Eat shall not be less than 4.0:1;

v.
upon either a change of control of Just Eat or Just Eat Takeaway.com ceasing to trade on at least one of Euronext Amsterdam and the London Stock Exchange, lenders shall not be obligated to fund any further utilizations of the Just Eat Facility and, upon notice to the agent, lenders may cancel their respective commitments under the Just Eat Facility and declare their participation in any outstanding loans, together with accrued interest and all other amounts accrued or outstanding, immediately due and payable;

vi.
the Just Eat Facility contains a customary negative pledge and event of default provisions including non-payment, failure to satisfy the financial covenants, breach of other obligations, cross default, certain insolvency events, illegality, cessation of business or material adverse change;

vii.
in the event that, among other things, the administrator of LIBOR publicly announces that it has ceased or will cease to provide LIBOR permanently or indefinitely, the supervisor of the administrator of LIBOR publicly announces that LIBOR has been or will be permanently or indefinitely discontinued or, in the opinion of the Majority Lenders (as defined in the Just Eat Facility) and Just Eat Takeaway.com, LIBOR is otherwise no longer appropriate for the purposes of calculating interest under the Just Eat Facility, the Just Eat Facility may be amended with the consent of the agent (acting on the instructions of the Majority Lenders) and Just Eat Takeaway.com to provide for use of a replacement benchmark rate in place of LIBOR. Such replacement benchmark rate shall be a rate which is (a) formally designated, nominated or recommended as the replacement benchmark rate for LIBOR by the administrator of LIBOR or any relevant central bank, regulator or other supervisory authority, (b) in the opinion of the Majority Lenders and Just Eat Takeaway.com, generally accepted in the relevant syndicated loan markets as the appropriate successor to LIBOR or (c) in the opinion of the Majority Lenders and Just Eat Takeaway.com is an appropriate successor to LIBOR;

viii.	the Just Eat Facility matures on 9 March 2025; and

ix.	the Just Eat Facility is governed by English law.

INFORMATION ABOUT GRUBHUB

Overview

Grubhub Inc. is the parent company of the Grubhub Group, a leading online and mobile platform for restaurant pick-up and delivery orders in the United States, which Grubhub refers to collectively as takeout. Grubhub connects more than 300,000 restaurants, of which more than 280,000 are partnered, with hungry diners in thousands of cities across the United States and is focused on transforming the takeout experience. For restaurants, Grubhub believes that it generates higher margin takeout orders at full menu prices. The Grubhub platform empowers diners with a "direct line" into the kitchen, avoiding the inefficiencies, inaccuracies and frustrations associated with paper menus and phone orders. In many markets, Grubhub also provides delivery services to restaurants on its platform that do not have their own delivery operations. As of 31 March 2021, Grubhub was providing delivery services in more than 460 core-based statistical areas, including some of the largest across the United States.

Grubhub was founded in 2004 and, on August 8, 2013, expanded through the merger (the "Seamless Merger") of Grubhub with Seamless Holdings Corporation ("Seamless Holdings") and Seamless North America, LLC (together with Seamless Holdings, "Seamless"), which enabled Grubhub to expand its marketplace, connecting diners in the geographies it serves with more restaurants, and also to eliminate duplicative expenses and take advantage of a complementary geographic footprint. Grubhub's growth strategy has continued to include the pursuit of expansion opportunities in existing and new markets, as well as in core and adjacent categories, through strategic acquisitions and partnerships. Grubhub's recent acquisitions include its 2017 acquisitions of Eat24, LLC, a provider of online and mobile food-ordering services for U.S. restaurants, and substantially all assets and certain specified liabilities of A&D Network Solutions, Inc. and Dashed, Inc., a food-ordering company headquartered in Boston, and its 2018 acquisitions of Tapingo Ltd., a platform for campus food ordering with direct integration into college meal plans and point of sale systems, SCVNGR, Inc. d/b/a LevelUp, a provider of mobile diner engagement and payment solutions for national and regional restaurant brands, and OrderUp, Inc., an online mobile food-ordering company.

Grubhub's primary products and services include access to its platform through mobile applications and websites; a corporate program that helps businesses address inefficiencies in food ordering and associated billing; delivery services offered to restaurants in many of its markets; Grubhub for Restaurants, a responsive web application that allows restaurants to electronically receive and display orders and facilitates order management; technology and fulfillment services including order transmission, customer relationship management tools such as loyalty programs, fully integrated online and in-store ordering solutions, customer support, and functional analytics; point of sale integrations for restaurants and turnkey website and mobile application design and hosting services for restaurants in its network. In addition, in 2020, Grubhub launched a subscription program for diners, GH+. GH+ subscribers receive unlimited deliveries with $0 delivery fee on qualifying orders from GH+ restaurants.

Grubhub was incorporated in the state of Delaware on 20 May 2013, and its common stock is listed on the NYSE under the trading symbol "GRUB". Grubhub's principal executive offices are located at 111 W. Washington Street, Suite 2100, Chicago, Illinois, and its telephone number is (877) 585-7878. Grubhub's website is www.grubhub.com. Grubhub's website and the information contained therein or connected thereto are not incorporated by reference into this Prospectus.

Organizational Structure

Grubhub is the ultimate holding company of the Grubhub Group and a corporation incorporated under the laws of the state of Delaware. Grubhub is headquartered in Chicago, Illinois, the United States. Grubhub's common stock is listed on the NYSE under the trading symbol "GRUB".

Set forth below is a table containing information on the subsidiaries of Grubhub as of 31 March 2021.

Entity	Jurisdiction of Incorporation or Organization	Type and Percentage Interest Held and Name of Holder	Other Holders
Grubhub Holdings	Delaware	100% of common stock held by Grubhub Inc.	None.
KMLee Investments Inc	Delaware	100% of common stock held by Grubhub Holdings	None.
Thresher Logistics LLC	Texas	100% of membership interests held by KMLee Investments Inc.	None.
Bite Commissary LLC	Texas	100% of membership interests held by KMLee Investments Inc.	None.
LAbite.com, Inc.	California	100% of common stock held by Grubhub Holdings	None.
KFCC Consulting, LLC	Nevada	100% of membership interests held by LAbite.com, Inc.	None.
KFCO LLC	California	100% of membership interests held by LAbite.com, Inc.	None.
MealPort USA LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
MealPort DEN, LLC	Colorado	100% of membership interests held by MealPort USA LLC	None.
MealPort PDX, LLC	Oregon	100% of membership interests held by MealPort USA LLC	None.
MealPort SAN LLC	California	100% of membership interests held by MealPort USA LLC	None.
MealPort EUG LLC	Oregon	100% of membership interests held by MealPort USA LLC	None.
MealPort ABQ, LLC	New Mexico	100% of membership interests held by MealPort USA LLC	None.
MealPort ELP, LLC	Texas	100% of membership interests held by MealPort USA LLC	None.
MealPort LAS LLC	Nevada	100% of membership interests held by MealPort USA LLC	None.
Restaurants on the Run, LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
DiningIn LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
Homecooked Factory LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
Slick City Media, Inc.	New York	100% of common stock held by Grubhub Holdings	None.
Seamless Europe, Ltd.	United Kingdom	100% of ordinary shares held by Grubhub Holdings	None.
Grubhub Canada Ltd.	Canada	100% of shares held by Seamless Europe, Ltd.	None.
Foodler Acquisition LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
Foodler LLC	Delaware	100% of membership interests held by Foodler Acquisition LLC	None.
Eat24, LLC	Delaware	100% of membership interests held by Grubhub Holdings	None.
SCVNGR, Inc.	Delaware	100% of common stock held by Grubhub Holdings	None.
LevelUp (UK) Limited	United Kingdom	100% of ordinary shares held by SCVNGR, Inc.	None.
LevelUp Consulting, LLC	Delaware	100% of membership interests held by SCVNGR, Inc.	None.

Grubhub Campus, Inc.	Delaware	100% of common stock held by Grubhub Holdings	None.
Tapingo Ltd.	Israel	100% of ordinary shares held by Grubhub Holdings	None.

Intellectual Property

The Grubhub Group protects its intellectual property through a combination of trademarks, trade dress, domain name registrations, copyrights, trade secrets and patents applications, as well as contractual provisions and restrictions on access to and use of proprietary information.

As of 31 December 2020, the Grubhub Group owned 53 trademarks registered in the United States and 27 (including WIPO marks and additional UK trademarks due to Brexit) registered abroad, including: "Grubhub," "Seamless," "MenuPages," "Tapingo," and "LevelUp". The Grubhub Group has also filed nine other trademark applications that are currently pending in the United States. The Grubhub Group may pursue additional trademark registrations to the extent management believes it will be beneficial and cost-effective.

As of 31 December 2020, the Grubhub Group had 34 patents issued in the United States, two of which are scheduled to expire in 2022, one of which is scheduled to expire in 2029, one of which is scheduled to expire in 2030, five of which are scheduled to expire in 2032, eight of which are scheduled to expire in 2033, four of which are scheduled to expire in 2034, four of which are scheduled to expire in 2035, two of which are scheduled to expire in 2036, four of which are scheduled to expire in 2037, and three of which are scheduled to expire in 2038. The Grubhub Group also had 13 patent applications pending in the United States as of 31 December 2020, which seek to cover proprietary inventions relevant to the Grubhub Group's products and services. The Grubhub Group may pursue additional patent protection to the extent management believes it will be beneficial and cost effective.

The Grubhub Group is the registered holder of a variety of domestic and international domain names that include the terms "Grubhub," "Seamless," "Allmenus," "MenuPages," "DiningIn," "LevelUp," "Tapingo," "ROTR," "Delivered Dish" and certain other trademarks and similar variations of such terms.

In addition to the protection provided by the Grubhub Group's intellectual property rights, the Grubhub Group enters into confidentiality agreements with its employees, consultants, contractors and business partners who are given access to confidential information. Further, employees and contractors who contribute to the development of material intellectual property on the Grubhub Group's behalf are also subject to invention assignment and/or license agreements, as appropriate. The Grubhub Group further controls the use of its proprietary technology and intellectual property by engaging trademark watch services, as well as through its general websites and product-specific terms of use and policies.

Information Technology

The Grubhub Group generally develops additional features for its platform in-house, focusing on quick release cycles and constant improvement.

Grubhub's web and mobile properties are either stored on secure remote servers and software networks through a public cloud provider or are hosted by a third-party provider of hosting services. The Grubhub Group's primary third-party hosting service provider is located in Illinois. The platform includes a variety of encryption, antivirus, firewall and patch-management technology to protect and maintain systems and computer hardware across the business. The Grubhub Group relies on third-party off-the-shelf technology as well as internally developed and proprietary products and systems to ensure rapid, high-quality customer care, software development, website integration, updates and maintenance. The Grubhub Group leverages off-the-shelf hardware and software platforms in order to build and customize its hardware-based products, such as tablets installed with the Grubhub for Restaurants application.

Employees

As of 31 December 2020, the Grubhub Group had approximately 2,871 FTEs primarily located in the United States. None of the Grubhub Group's employees is represented by a labor union with respect to his or her employment with Grubhub.

The table below provides an overview of the total numbers of employees of the Grubhub Group as of the dates specified below, subdivided per segment and measured in FTEs:

Segment	31 December 2020	31 December 2019	31 December 2018
United States	2,820	2,696	2,658
United Kingdom	4	8	12
Israel	47	51	28

Total	2,871	2,755	2,698

Legal and Arbitration Proceedings

Subject to the matters disclosed in this section entitled "Legal and Arbitration Proceedings", there are no governmental, legal or arbitration proceedings (including any such proceedings which are pending or threatened of which Just Eat Takeaway.com is aware), during a period covering at least the previous 12 months which may have, or have had in the recent past, significant effects on the financial position or profitability of Grubhub and/or the Grubhub Group.

Ameranth patent infringement action

In August 2011, Ameranth, Inc. ("Ameranth") filed a patent infringement action against a number of defendants, including Grubhub Holdings, in the U.S. District Court for the Southern District of California, Case No. 3:11-cv-1810. Ameranth subsequently initiated additional actions for infringement of a related patent, including separate actions against Grubhub Holdings, Case No. 3:12-cv-739, and Seamless North America, LLC, Case No. 3:12-cv-737, which were consolidated along with approximately 40 other cases Ameranth filed in the same district. Grubhub has not recorded an accrual related to this lawsuit as of 31 December 2020, as it does not believe a material loss is probable; however, in the event of an adverse court judgment, Grubhub could be required to pay damages to Ameranth. It is not possible to quantify the amount at this stage.

In September 2018, the district court granted summary judgment (on another defendant's motion) of unpatentability on the sole remaining patent and vacated the 3 December 2018 jury trial date for the claims against Grubhub Holdings and Seamless North America, LLC. In October 2018, the district court entered final judgment on all claims in the case in which summary judgment was granted, and then stayed the remaining cases (including the cases against Grubhub Holdings and Seamless North America, LLC). Ameranth then appealed this decision to the U.S. Court of Appeals for the Federal Circuit. In November 2019, the Federal Circuit affirmed the district court's findings of unpatentability in all material respects, and remanded certain dependent claims to the district court. In June 2020, Ameranth filed a petition for a Writ of Certiorari with the Supreme Court of the United States, which the Court subsequently denied in October 2020. Grubhub believes this case lacks merit and that it has strong defenses to all of the infringement claims. Grubhub intends to defend the suit vigorously.

Stockholder suit

On 20 November 2019, a purported stockholder of Grubhub filed a putative class action complaint against Grubhub, CEO Matthew Maloney, and President and CFO Adam DeWitt in the United States District Court for the Northern District of Illinois, Case No. 19 Civ. 7665. The complaint, which was amended on 24 July 2020, asserts violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and Rule 10b-5 promulgated thereunder, based on its allegation that the defendants made false and misleading statements about Grubhub's growth, competitive landscape, and strategy. The complaint seeks unspecified compensatory damages and attorneys' fees, among other relief. Grubhub filed a motion to dismiss the complaint, which is now fully briefed before the court. The defendants believe that the lawsuit is without merit and that a material loss is not probable. However, given the early stage of the proceedings, a reasonable estimate of the amount of any possible loss or range of loss cannot be made at this time.

Labor and employment claims

In addition to the matters described above, from time to time, Grubhub is involved in various other legal proceedings arising from the normal course of business activities, including labor and employment claims, some of which relate to the alleged misclassification of independent contractors. Grubhub currently has a number of pending putative class actions, Private Attorney General Act lawsuits and arbitrations alleging the misclassification of independent contractors. Legislation in this area continues to evolve, and therefore, Grubhub expects to continue to receive an increased number of misclassification claims. Nonetheless, Grubhub believes that its approach to classification is supported by the law and intends to continue to defend itself vigorously in these matters. Grubhub does not believe any of the foregoing claims will have a material impact on its consolidated financial statements. However, there is no assurance that any claim will not be combined into a collective or class action. During the year ended 31 December 2020, Grubhub recorded a $12.5 million accrual related to the settlement of certain of these matters.

Regulatory

"Gig economy"

Grubhub is subject to government regulation of the "gig economy" (a labor market characterized by the prevalence of short-term missions or freelance work as opposed to permanent jobs), which has evolved considerably over the past few years and continues to do so. For example, on 1 January 2020, California Assembly Bill 5 (AB5) came into effect, which codified a test to determine whether a worker is an employee or independent contractor under California law. However, in December 2020, a California ballot initiative went into effect to supersede AB5. Specifically, Prop 22 exempts app-based workers, including delivery drivers, from being classified as employees and provides for certain minimum compensation levels, as well as certain other requirements. Other states where the Grubhub Group operates may consider legislation similar to Prop 22, and therefore this area of regulation continues to evolve.

The status of food delivery drivers as independent contractors, rather than employees, has been challenged in the U.S. courts in recent years and will likely continue to be challenged. For example, the Grubhub Group is involved, or may become involved, in legal proceedings and investigations that claim that members of its delivery network whom for all purposes it treats as independent contractors (including in relation to employment tax and employee benefits) should instead be treated as employees. In addition, U.S. legislative, judicial or regulatory (including tax) authorities may introduce proposals or assert interpretations of existing rules and regulations that would mandate the reclassification of independent contractors as employees. Such reclassification could give rise to various liabilities and additional costs, including exposure under U.S. federal, state and local tax laws, and workers' compensation, unemployment benefits, labor, and employment laws, as well as potential liability for penalties and interest.

Internet and e-commerce

Grubhub is subject to general business regulations and laws as well as federal and state regulations and laws specifically governing the internet and e-commerce. Existing and future laws and regulations may cover, among other things, sweepstakes, taxation, tariffs, pricing, content, copyrights, distribution, electronic contracts and other communications, consumer protection, broadband residential internet access and the characteristics and quality of services. It is not clear how existing laws governing issues such as property ownership, sales, use and other taxes, libel and personal privacy apply to the internet and e-commerce.

U.S. and foreign laws

Grubhub is subject to a variety of laws in the United States, including laws regarding data retention, online credit card payments, privacy, data protection, distribution of user-generated content, consumer protection, tax and securities laws, which are frequently evolving and developing. The scope and interpretation of the laws that are or may be applicable to Grubhub are often uncertain and may be conflicting.

In addition, Grubhub may be subject to foreign data protection, privacy, and other laws and regulations, including without limitation the General Data Protection Regulation, which can be more restrictive than those in the United States and could impact Grubhub's ability to transfer, process and/or receive transnational data. The regulatory framework for privacy and security issues is evolving and may remain in flux for some period of time. It is also likely that if Grubhub's business grows and evolves and its products are used in a greater number of geographies, Grubhub will become subject to laws and regulations in additional jurisdictions. It is difficult to predict how existing laws will be applied to Grubhub's business and the new laws to which Grubhub may become subject.

Laws and regulations affecting public companies

As a public company, Grubhub is currently subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002, the Dodd-Frank Wall Street Reform and Consumer Protection Act and the listing requirements of the NYSE, and other applicable securities rules and regulations.

Fee caps, etc.

In response to COVID-19, several U.S. jurisdictions have implemented, or are considering implementing, temporary fee caps and similar measures that have, and could continue to, negatively impact the Grubhub Group's financial results.

Material Contracts

Leases

The Grubhub Group has offices located in Chicago, Illinois, New York, New York and Boston, Massachusetts, as well as smaller offices throughout the U.S. and Israel as a result of both recent acquisitions and organic growth, with various lease terms through May 2030. The office lease for its headquarters in Chicago, Illinois expires in March 2028. The terms of the lease agreements provide for rental payments that increase on an annual basis. The Grubhub Group recognizes rent expense on a straight-line basis over the lease period. The Grubhub Group does not have any material finance lease obligations as of 31 December 2020 and all of its material property, equipment and software have been purchased with cash. The Grubhub Group has no material long-term purchase obligations outstanding with any vendors or third parties.

Merger Agreement

A description of the principal terms of the Merger Agreement is set out in "The Merger Agreement".

Credit Agreement

On 6 February 2019, Grubhub's wholly-owned subsidiary, Grubhub Holdings, entered into the Credit Agreement as the borrower thereunder. The Credit Agreement provides, among other things, for aggregate revolving loans up to $225 million and provided for term loans in an aggregate principal amount of $325 million. The $325 million term loan portion of the Credit Agreement was extinguished on 10 June 2019. In addition to the $225 million aggregate revolving commitments under the Credit Agreement, of which $219.0 million was undrawn and available as of 31 December 2020, Grubhub Holdings may incur up to $250 million of incremental revolving or term loans pursuant to the terms and conditions of the Credit Agreement. The revolving credit facility under the Credit Agreement will be available to Grubhub Holdings until 5 February 2024. The Credit Agreement amended and restated Grubhub's prior $350 million credit facility, which was due to expire on 9 October 2022.

Under the Credit Agreement, borrowings bear interest, at Grubhub Holdings' option, based on LIBOR or an alternate base rate plus a margin. In the case of LIBOR loans the margin ranges between 1.125% and 1.750% and, in the case of alternate base rate loans, between 0.125% and 0.75%, in each case, based upon Grubhub's consolidated senior secured net leverage ratio. Grubhub Holdings is also required to pay a commitment fee on the undrawn portion available under the revolving loan facility of between 0.150% and 0.275% per annum, based upon Grubhub's consolidated senior secured net leverage ratio. Grubhub's consolidated senior secured net leverage ratio means, as of the last day of any fiscal quarter, the ratio of (i) Grubhub's consolidated total secured debt, less unrestricted cash and cash equivalents up to a maximum of $100 million; to (ii) Grubhub's consolidated EBITDA for the trailing 12-month period.

The obligations under the Credit Agreement and the guarantees are secured by a lien on substantially all of the tangible and intangible property of Grubhub and its domestic subsidiaries that are guarantors, and by a pledge of all of the equity interests of Grubhub's domestic subsidiaries, including Grubhub Holdings, subject to certain customary exceptions, including (i) where such guarantee or pledge would be prohibited or limited by applicable law or contractual restriction; (ii) where, in the reasonable judgment of Grubhub Holdings and the lenders, the burden of providing such guarantee or pledge would outweigh the benefits thereof; and (iii) the exclusion of certain immaterial subsidiaries of Grubhub.

The Credit Agreement contains customary covenants that, among other things, require Grubhub to satisfy certain financial covenants, which financial covenants are tested on a trailing 12-month basis on the last day of each fiscal quarter. These covenants require Grubhub to maintain: (i) a consolidated interest coverage ratio of at least 2.50 to 1.00; (ii) a consolidated total net leverage ratio of no greater than 4.00 to 1.00 (or, for the four consecutive quarters immediately following a material acquisition by Grubhub, no greater than 4.25 to 1.00); and (iii) a consolidated senior secured net leverage ratio of no greater than 3.25 to 1.00 (or, for the four consecutive fiscal quarters following a material acquisition by Grubhub, no greater than 3.50 to 1.00). Grubhub was in compliance with the fiscal covenants as of the Latest Practicable Date. These financial covenants, as well as the other covenants under the Credit Agreement, may restrict Grubhub's ability to incur additional debt, pay dividends and make distributions, make certain investments and acquisitions, create liens, transfer and sell material assets and merge or consolidate.

On 8 May 2020, Grubhub and Grubhub Holdings entered into Amendment No. 1 to its Credit Agreement. The amendment amends the Credit Agreement by, among other things, (i) permitting Grubhub to net out unrestricted cash and cash equivalents in excess of $175.0 million against the consolidated total net leverage ratio in any quarter through and including 31 March 2021; (ii) modifying the definition of consolidated EBITDA to permit the Grubhub Group to add back cash costs and expenses associated with litigations, claims, proceedings or investigations, up to a maximum aggregate amount (together with addbacks for restructuring and integration expenses, addbacks related to non-recurring costs, extraordinary expenses and pro forma adjustments attributable to certain acquisitions and addbacks for certain litigation and legal settlement costs) of 25% of consolidated EBITDA after giving effect to such addbacks; and (iii) modifying the definitions of adjusted Eurodollar rate and alternate base rate to establish minimum rates of 0.75% and 1.75%, respectively.

Indenture

On 10 June 2019, Grubhub's wholly-owned subsidiary, Grubhub Holdings, issued the Grubhub Senior Notes in a private placement exempt from the registration requirements of the Securities Act. Interest is payable on the Grubhub Senior Notes semi-annually on January and July of each year, beginning on 1 January 2020. The first interest payment of $15.4 million was made in December 2019, and during the year ended 31 December 2020, the Grubhub Group paid $27.5 million in interest on the Grubhub Senior Notes. The net proceeds from the sale of the Grubhub Senior Notes were $494.4 million after deducting the initial purchasers' discount and offering expenses. Grubhub used $323.0 million of the proceeds from the Grubhub Senior Notes offering to prepay and extinguish the term loan facility portion of Grubhub's existing credit facility and $17.3 million to pay down the outstanding balance of the revolving loan under the existing credit facility. The remaining proceeds have been used for general corporate purposes.

The Grubhub Senior Notes were issued pursuant to an indenture, dated 10 June 2019 (the "Indenture"), among Grubhub Holdings, the guarantors party thereto and Wilmington Trust, National Association, as trustee. Grubhub has the option to redeem all or a portion of the Grubhub Senior Notes at any time on or after 1 July 2022 by paying 100.0% of the principal amount of the Grubhub Senior Notes plus a declining premium, plus accrued and unpaid interest up to (but excluding) the redemption date. The premium declines from 2.750% during the 12 months on and after 1 July 2022, to 1.833% during the 12 months on and after 1 July 2023, to 0.917% during the 12 months on and after 1 July 2024, and to zero on and after 1 July 2025. Grubhub may also redeem all or any portion of the Grubhub Senior Notes at any time prior to 1 July 2022, at a price equal to 100.0% of the aggregate principal amount thereof plus a make-whole premium set forth in the Indenture and accrued and unpaid interest, if any. In addition, before 1 July 2022, Grubhub may redeem up to 40% of the aggregate principal amount of the Grubhub Senior Notes with the net proceeds of certain equity offerings at a redemption price of 105.5% of the principal amount plus accrued and unpaid interest, if any, provided that certain conditions are met. In the event (i) a change of control occurs and (ii) there is an accompanying ratings event during the applicable ratings decline period, Grubhub will be required to make an offer to purchase the Grubhub Senior Notes at a price equal to 101.0% of their principal amount, plus accrued and unpaid interest. A ratings event means a downgrade by one or more gradations (including gradations within ratings categories as well as between categories), or withdrawal of the rating of the Grubhub Senior Notes, by any of Fitch Ratings, Inc., Moody's Investor Service, Inc. or Standard & Poor's Rating Services (or, if no rating is publicly available, by a qualified substitute agency permitted under the Indenture), so long as the applicable rating agency or agencies has put forth a statement to the effect that such downgrade is attributable in whole or in part to the applicable change of control, provided that the Grubhub Senior Notes do not have an investment grade status from any one of the rating agencies at such time. The ratings decline period means the period beginning on the earlier of (x) the consummation of the change of control or (y) the first public notice of the intention by Grubhub to effect a change of control, and ending 60 days following the consummation of such change of control (subject to extension so long as the rating of the Grubhub Senior Notes is under publicly announced consideration for a possible downgrade by any of the rating agencies).

The Grubhub Senior Notes are guaranteed on a senior unsecured basis by Grubhub and each of its existing and future wholly owned domestic restricted subsidiaries that guarantees the credit facility or that guarantees certain of its other indebtedness or indebtedness of a guarantor.

The Indenture contains customary covenants that, among other things, restrict the ability of Grubhub and certain of its subsidiaries to incur additional debt or issue preferred shares; create liens on certain assets to secure debt; and consolidate, merge, sell or otherwise dispose of all or substantially all of Grubhub's assets. These covenants are subject to a number of exceptions and qualifications, including that (i) the Indenture does not contain a covenant restricting Grubhub's ability to sell assets or issue capital stock in its subsidiaries (other than in the case of a sale of all or substantially all of its assets) or to pay dividends and make other distributions on, or redeem or repurchase, capital stock, or to make investments; and (ii) most of the covenants will not apply during any period in which the Grubhub Senior Notes are rated investment grade by two of Fitch Ratings, Inc., Moody's Investor Service, Inc. and Standard & Poor's Rating Services.

The Indenture also contains customary events of default including, without limitation, (i) Grubhub's failure to pay interest on the Grubhub Senior Notes when due; (ii) Grubhub's failure to pay principal or premium, if any, on the Grubhub Senior Notes when due; (iii) Grubhub's failure to comply with any agreement or obligation in the Indenture; (iv) Grubhub's default under certain other debt instruments, resulting in the acceleration of at least $50 million of indebtedness or more; (v) Grubhub's failure to pay certain judgments in excess of $50 million; (vi) the guarantees under the Indenture ceasing to be in effect, and (vii) the occurrence of certain bankruptcy and insolvency events, in each case subject to applicable notice and cure periods.

Trend Information regarding the Grubhub Group

Impact of COVID-19

Since March 2020, the Grubhub Group has been monitoring the impact of the COVID-19 pandemic on its business and monitoring its impact on the wider industry and the broader economy. The pandemic has had a significant, adverse impact on the Grubhub Group's restaurant partners, largely due to restrictions on in-restaurant dining, which has contributed to changes in diner behavior.

While the Grubhub Group initially experienced somewhat reduced order volume at the onset of the pandemic during the first quarter of 2020, the Grubhub Group saw significantly improved trends in subsequent quarters as new diners and new restaurants joined its platform as a substitute for in-restaurant dining. These factors contributed to significant increases in Active Diners, Daily Average Grubs and Gross Food Sales on a year-over-year basis. For example, in the first quarter of 2021, the Grubhub Group generated 745,700 Daily Average Grubs (+44% year-over-year), resulting in $2.6 billion in Gross Food Sales (+60% year-over-year), and ended the quarter with 33 million Active Diners (+38% year-over-year).

However, since the onset of the pandemic, the Grubhub Group has sought out ways to support its restaurants and drivers, including through investments in programs designed to drive more business to its restaurant partners including promotions, reduced fees and product improvements, as well as providing personal protection kits, and offering higher pay and bonuses to drivers. In addition, governments in certain of the markets where the Grubhub Group operates introduced temporary emergency orders or legislation limiting the commission that the Grubhub Group can charge its restaurant partners during the pandemic in order to aid the restaurant sector. The temporary emergency orders or legislation limiting the commission that the Grubhub Group can charge its restaurant partners during the pandemic has reduced the average return generated by each order. For example, in the first quarter of 2021, the Grubhub Group generated negative adjusted EBITDA per order of $(0.14). Without the impact from the temporary fee caps, adjusted EBITDA per order would have been approximately $0.80 per order.

Related Party Transactions

The information contained in the sections on Related Party Transactions included in Grubhub's Annual Report on Form 10-K for the year ended 31 December 2020, Grubhub's Annual Report on Form 10-K for the year ended 31 December 2019 and Grubhub's Annual Report on Form 10-K for the year ended 31 December 2018, incorporated by reference in this Prospectus (see "Information Incorporated by Reference—Information Relating to Grubhub") is correct as at the Latest Practicable Date.

Information Incorporated by Reference

Topic	Grubhub 2020 Annual Report	Grubhub 2019 Annual Report	Grubhub 2018 Annual Report
Related Party Transactions	p. 74 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")	p. 76 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")	p. 77 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")
Strategy	pp. 4-6 ("Growth Strategy", "The Grubhub Solution", "Challenges")	pp. 4–8 ("Growth Strategy", "The Grubhub Solution", "Challenges")	pp. 4 – 8 ("Growth Strategy", "The Grubhub Solution", "Challenges")
Products and Services, Customer Care, Geographic Markets, Sales and Marketing	pp. 6–8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")	pp. 4–8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")	pp. 4-8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")

PROFIT FORECASTS NO LONGER VALID

Long-range unaudited financial projections relating to the adjusted EBITDA of the standalone Grubhub Group for fiscal years 2021 through 2024 and the standalone Just Eat Takeaway.com Group for fiscal years 2021 through 2029 (together, the "Projections"), disregarding the financial projections for the fiscal year 2020 which have since been superseded by actual results for such period, have been disclosed in the proxy statement/prospectus forming part of the Registration Statement filed with the SEC. The Projections have been prepared by, and are the responsibility of, Grubhub.

Although the Projections were not intended to be profit forecasts under the applicable prospectus rules at the time they were prepared by Grubhub, the Company has been informed that the Projections constitute profit forecasts and, as a result, this Prospectus is required to include a statement on the Projections and an explanation of why the Projections are no longer valid.

In the view of Just Eat Takeaway.com, the Projections are no longer valid

The Managing Directors and the Supervisory Directors consider that the Projections are no longer valid and should be disregarded for the following principal reasons:

The Projections do not take into account certain recent market and industry developments

The Projections were originally prepared during the course of April and May 2020, in the early stages of the COVID-19 pandemic and well before the duration and severity of the pandemic (and related governmental restrictions and changes in diner behavior) could have been fully anticipated or quantified. As a result, the Projections do not fully take into account the impact of COVID-19 on the businesses of the Just Eat Takeaway.com Group and the Grubhub Group in the periods presented. See "Operating and Financial Review of the Just Eat Takeaway.com Group—Key Factors Affecting Results of Operations—Industry Trends" and "Operating and Financial Review of the Grubhub Group―Material Factors Affecting Results of Operations" for a discussion of the impact of the COVID-19 pandemic on the Just Eat Takeaway.com Group and the Grubhub Group, respectively.

In addition, the competitive landscape in which the Just Eat Takeaway.com Group and the Grubhub Group operate and, following Completion, the Enlarged Group will operate has changed since the Projections were originally prepared, and is likely to change further over time. For example, there has been notable consolidation in the online food delivery market in the U.S., with the Uber Eats segment of Uber Technologies, Inc. acquiring Postmates, Inc. in December 2020. Moreover, some of the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's competitors have recently completed their initial public offerings. This includes the IPO of DoorDash, Inc. in December 2020 and the recent IPO of Deliveroo Holdings plc in March 2021. The Projections do not take into account the impact of such transactions (nor other similar transactions which may be effected in the future) on the Just Eat Takeaway.com Group's, the Grubhub Group's and, following Completion, the Enlarged Group's ability to compete in certain markets and the consequent effect on their respective results of operations (including adjusted EBITDA).

The Projections do not account for the impact of the Transaction

The Projections do not give effect to the Transaction or any changes to the respective operations or strategy of the Grubhub Group or the Just Eat Takeaway.com Group that may be implemented after the consummation of the Transaction, including any potential benefits to be realized as a result of the Transaction, or to any costs incurred in connection with the Transaction. Furthermore, the Projections do not take into account the effect of any failure of the Transaction to be consummated and should not be viewed as relevant or continuing in that context (or any other context).

The principal changes expected to affect the financial results of the Just Eat Takeaway.com Group, the Grubhub Group and, following Completion, the Enlarged Group during the remainder of the current financial year and beyond are summarized below:

•
Enhanced scale. The enhanced scale and leading positions of the Enlarged Group will provide an opportunity to leverage best practices from Just Eat Takeaway.com and Grubhub and create the broadest possible offering to both restaurant partners and consumers.

•
Just Eat Takeaway.com's capital structure. The Projections relating to the Just Eat Takeaway.com Group assume that no equity issuances will occur during the relevant fiscal years other than in connection with share-based compensation. Contrary to that assumption, Just Eat Takeaway.com will issue up to 66,940,392 New Just Eat Takeaway.com Shares in connection with the Transaction. In addition, on 9 February 2021, Just Eat Takeaway.com issued the Convertible Bonds 2021. Consequently, Just Eat

Takeaway.com's capital and funding structure is, and will be following Completion, considerably different to that assumed in the Projections.

•
Grubhub's capital and organizational structure. In connection with the Transaction, the separate corporate existence of Grubhub will cease and the Grubhub Group's capital and funding structure following Completion will be considerably different to that assumed in the Projections.

•
Equity incentive expense. On Completion, some of the Grubhub equity awards will vest immediately as a result of change of control provisions triggered by the Transaction and there will therefore be no further ongoing share-based compensation expense in respect of these vested awards. Further awards under Just Eat Takeaway.com's share schemes may be made to Grubhub employees in the future and the expense relating to these awards may be significantly different to the assumptions relating to the Just Eat Takeaway.com Group's previous equity incentive arrangements.

The information used to prepare the Projections becomes progressively less reliable over time

The Projections cover multiple years and, as a result of intervening factors not taken into account at the time of their preparation (including those outlined above), such information by its nature becomes progressively less reliable with each successive year. The financial projections for the fiscal year 2020 disclosed in the proxy statement/prospectus forming part of the Registration Statement diverged from the actual adjusted EBITDA reported by the Just Eat Takeaway.com Group and the Grubhub Group for fiscal year 2020 and actual results may continue to differ materially (and will differ materially if the Transaction is completed) from the Projections.

UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

Part I: Unaudited pro forma consolidated financial information

The unaudited pro forma balance sheet and unaudited pro forma statement of profit or loss of the Enlarged Group set out in this Part I (Unaudited pro forma consolidated financial information) (the ''Unaudited Pro Forma Consolidated Financial Information'') has been prepared on the basis of the notes set out below to illustrate the effect of the Transaction on (i) the consolidated balance sheet of the Just Eat Takeaway.com Group as if the Transaction had taken place on 31 December 2020; and (ii) the effect of the Transaction on the consolidated statement of profit or loss of the Just Eat Takeaway.com Group as if the Transaction had taken place on 1 January 2020.

In addition, on 15 April 2020, Takeaway.com completed the acquisition of Just Eat Limited. Such financial information in relation to the Just Eat Group for the period 1 January 2020 to 15 April 2020 has also been included in the unaudited pro forma consolidated statement of profit or loss for the year ended 31 December 2020 in this Prospectus to provide a more detailed illustration of the impact of the Just Eat Acquisition. There is no adjustment to the unaudited pro forma consolidated balance sheet as at 31 December 2020 related to this acquisition as the Just Eat Group has been consolidated by Just Eat Takeaway.com as of 15 April 2020 and hence are already reflected in the Just Eat Takeaway.com Group's consolidated financial statements for the year ended 31 December 2020. The initial purchase price accounting for the Just Eat Acquisition has been provisionally determined in the Just Eat Takeaway.com Group's consolidated financial statements for the year ended 31 December 2020. The provisional purchase price allocation is based on an estimation of the identifiable assets acquired and liabilities assumed. The measurement period ended on 14 April 2021 and measurement period adjustments will be retrospectively recorded in the Just Eat Takeaway.com Group's consolidated financial statements for the year ended 31 December 2021 as if the accounting was completed as at the acquisition date. Certain updates made in relation to the measurement period for the Just Eat Acquisition and events identified between the time the Just Eat Takeaway.com Consolidated Financial Statements were authorised for issue and the time the consolidated financial statements included in the Registration Statement were authorised for issue are not considered in this Unaudited Pro Forma Consolidated Financial Information, including certain additional costs related to the Just Eat Group before and after the acquisition date.

The Unaudited Pro Forma Consolidated Financial Information has been compiled on a basis consistent with the accounting policies adopted by Just Eat Takeaway.com in preparing its consolidated financial statements for the year ended 31 December 2020, and prepared on the basis of the notes set out below and in accordance with items 1 to 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980 and items 1 to 3 of Annex 20 of Commission Delegated Regulation (EU) 2019/980 as it forms part of UK domestic law by virtue of the EUWA.

The Unaudited Pro Forma Consolidated Financial Information has been prepared for illustrative purposes only and, because of its nature, addresses a hypothetical situation. It does not purport to represent what the Enlarged Group's financial position or results actually would have been if the Transaction and the Just Eat Acquisition had been completed on the dates indicated. Actual results may differ materially from the assumptions made for the purposes of the Unaudited Pro Forma Consolidated Financial Information.

The Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3, Business Combinations (referred to as "IFRS 3"), under which the consideration is allocated to assets acquired and liabilities assumed based on their estimated fair values as of the date of completion of the Transaction, with Just Eat Takeaway.com identified as the accounting acquirer. Under this method, assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value. The actual fair values will be determined upon the consummation of the Transaction and may vary from preliminary estimates, and these differences could be material.

Just Eat Takeaway.com Shareholders should read the whole of this Prospectus and not rely solely on the summarized financial information contained in this chapter of this Prospectus.

In addition to the matters noted above, the Unaudited Pro Forma Consolidated Financial Information does not reflect the effect of anticipated synergies and efficiencies associated with the Transaction.

Unaudited Pro Forma Balance Sheet as at 31 December 2020

		Adjustments
	Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited pro forma Enlarged Group
	As at 31 December 2020	As at 31 December 2020
€ m	Note 1	Note 2	Note 3
Assets
Non-current assets
Goodwill	4,616	831	2,912	8,359
Other intangible assets	3,206	454	2,686	6,346
Property and equipment	47	71	-	118
Right-of-use assets	77	66	44	187
Investments in associates and joint ventures	1,575	-	-	1,575
Deferred tax assets	-	-	21	21
Other non-current assets	12	40	-	52
Total non-current assets	9,533	1,462	5,663	16,658
Current assets
Trade and other receivables	162	91	-	253
Other current assets	100	62	(22)	140
Current tax assets	17	18	-	35
Inventories	14	2	-	16
Cash and cash equivalents	529	293	-	822
Total current assets	822	466	(22)	1,266
Total assets	10,355	1,928	5,641	17,924

Shareholders’ equity
Ordinary share capital	6	-	3	9
Share premium	8,801	723	5,328	14,852
Legal reserves	76	348	(348)	76
Other reserves	(384)	66	(119)	(437)
Total shareholders' equity	8,499	1,137	4,864	14,500
Non-controlling interest	5	-	-	5
Total equity	8,504	1,137	4,864	14,505
Liabilities
Non-current liabilities
Borrowings	474	402	-	876
Deferred tax liabilities	550	14	707	1,271
Lease liability	66	84	8	158
Other non-current liabilities	2	1	-	3
Total non-current liabilities	1,092	501	715	2,308
Current liabilities
Borrowings	9	-	-	9
Lease liability	21	15	-	36
Provisions	7	-	-	7
Trade and other liabilities	685	268	62	1,015
Current tax liabilities	37	7	-	44
Total current liabilities	759	290	62	1,111
Total liabilities	1,851	791	777	3,419
Total equity and liabilities	10,355	1,928	5,641	17,924

1.	The Just Eat Takeaway.com Group's balance sheet as at 31 December 2020 has been extracted, without material adjustment, from the Just Eat Takeaway.com Group's consolidated financial statements for the year ended 31 December 2020, which are incorporated by reference into this Prospectus.

2.
The Grubhub Group's balance sheet as at 31 December 2020 has been extracted from the Grubhub Group's consolidated balance sheet as at 31 December 2020 included in the Grubhub Group's published financial information as of and for the year ended 31 December 2020, which is incorporated by reference into this Prospectus, as adjusted to the Just Eat Takeaway.com Group's accounting policies and presentation. A reconciliation of the Grubhub Group's consolidated balance sheet as at 31 December 2020 to the Just Eat Takeaway.com Group's accounting policies and presentation is presented below:

	Reclassifications and U.S. GAAP to IFRS Adjustments
Grubhub Group balance sheet line items	Grubhub Group balance sheet line items as at 31 December 2020	Just Eat Takeaway.com Group balance sheet line items	Grubhub Group balance sheet as at 31 December 2020 under the Just Eat Takeaway.com Group's balance sheet presentation	Notes		IFRS adjustments	Notes		Grubhub Group balance sheet as at 31 December 2020 under the Just Eat Takeaway.com Group's balance sheet presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group's presentation currency
	(Note 2a)		(Note 2b)			(Note 2c)				(Note 2d)
	$ m		$ m			$ m			$ m	€ m
		Assets
Goodwill	1,008	Goodwill	1,008			14	2c(iv)		1,022	831
Acquired intangible assets, net of amortization	456	Other intangible assets	561	2b(i	)	(2)	2c(ii)		559	454
Property and equipment, net of depreciation and amortization	216	Property and equipment	111	2b(i	)	(23)	2c(iv), 2c(v)		88	71
Operating lease right-of-use asset	88	Right-of-use assets	88			(7)	2c(i	)	81	66
Other assets	49	Other non-current assets	49			-			49	40
Deferred tax assets, non-current	-	Deferred tax assets	-			-	2c(i), 2c(ii), 2c(vi)		-	-
		Total non-current assets	1,817			(18)			1,799	1,462
Accounts receivable less allowances for doubtful accounts	112	Trade and other receivables	112			-			112	91
Prepaid expenses and other current assets	25

Short-term investments	53
	78	Other current assets	76	2b(ii)	-			76	62
Income tax receivable	22	Current tax assets	22		-			22	18
		Inventories	2	2b(ii)	-			2	2
Cash and cash equivalents	360	Cash and cash equivalents	360		-			360	293
		Total current assets	572		-			572	466
Total assets	2,389	Total assets	2,389		(18)			2,371	1,928

Stockholders' equity		Shareholders' equity
Common stock	-	Ordinary share capital	-		-			-	-
Preferred Stock	-	Share premium	889	2b(iv)	-			889	723
Additional paid-in capital	1,243
Accumulated other comprehensive loss	(1)	Legal reserves	353	2b(iv)	75	2c(ii)		428	348
Retained earnings	175	Other reserves	175		(93)	2c(i), 2c(ii), 2c(iii), 2c(iv), 2c(v), 2c(vi)		82	66
Total stockholders' equity	1,417	Total shareholders' equity	1,417		(18)			1,399	1,137

		Liabilities
Long-term debt	494	Borrowings	494		-			494	402
Deferred taxes, non-current	18	Deferred tax liabilities	18		-	2c(v	)	18	14
Noncurrent operating lease liability	103	Lease liability	103		-			103	84
Other accruals	1	Other non-current liabilities	1		-			1	1
		Total non-current liabilities	616		-			616	501
Current operating lease liability	18	Lease liability	18		-			18	15
Accounts payable	20
Restaurant food liability	142
Accrued payroll	27
Other accruals	149
	338	Trade and other liabilities	330	2b(iii)	-	2c(iv)		330	268
		Current tax liabilities	8	2b(iii)	-			8	7
		Total current liabilities	356		-			356	290

Total liabilities	972	Total liabilities	972	-	972	791

Total Equity and liabilities	2,389	Total shareholders' equity and liabilities	2,389	(18)	2,371	1,928

Notes:

a.
The Grubhub Group balance sheet line items are extracted, without material adjustment, from the Grubhub Group's consolidated balance sheet as at 31 December 2020 included in the Grubhub Group's published financial information as of and for the year ended 31 December 2020, which is incorporated by reference into this Prospectus.

b.	This reflects the Grubhub Group's consolidated balance sheet as at 31 December 2020 re-presented to conform to the Just Eat Takeaway.com Group's line item presentation format.

i.
Under its U.S. GAAP accounting policy, the Grubhub Group's Property and equipment, net of depreciation and amortization includes $105 million of software costs which has been reclassified to Other Intangible assets in accordance with the Just Eat Takeaway.com Group's IFRS balance sheet presentation.

ii.
Under its U.S. GAAP accounting policy, the Grubhub Group's Short-term investments of $53 million, and $25 million of Prepaid expenses and other current assets are presented separately. An amount of $76 million has been reclassified to Other current assets and $2 million has been reclassified to Inventories in accordance with the Just Eat Takeaway.com Group's IFRS balance sheet presentation.

iii.
Under its U.S. GAAP accounting policy, the Grubhub Group's Other accruals of $149 million, Accrued payroll of $27 million, Restaurant food liability of $142 million and Accounts payable of $20 million are presented separately. An amount of $330 million has been reclassified to Trade and other liabilities and $8 million has been reclassified to Current tax liabilities in accordance with the Just Eat Takeaway.com Group's IFRS balance sheet presentation.

iv.
Under its U.S. GAAP accounting policy, the Grubhub Group presents share premium and reserves associated with equity settled awards as Additional paid-in-capital. These amounts have been reclassified and presented separately as Share premium and Legal reserves in accordance with the Just Eat Takeaway.com Group's IFRS balance sheet presentation. Additionally, under U.S. GAAP, the Grubhub Group presents gains and losses on translation of foreign subsidiaries as Accumulated other comprehensive loss. This amount has been reclassified to Legal reserves in accordance with the Just Eat Takeaway.com Group's IFRS balance sheet presentation.

c.	Certain IFRS adjustments and reclassifications were made to reflect the difference in accounting policy under the Just Eat Takeaway.com Group's IFRS accounting policies, as opposed to U.S. GAAP.

i.
Leases - Under U.S. GAAP, leases are classified as either finance or operating at lease commencement if specified criteria have been met, whereas after the adoption of IFRS 16 Leases, IFRS does not distinguish between operating and finance leases. Rather, IFRS applies a single recognition and measurement model to all leases, which is similar to the treatment of finance leases under U.S. GAAP after the adoption of ASC 842 Leases with effect from 1 January 2019. All of the Grubhub Group's leases have been classified as operating under its U.S. GAAP accounting policy, where the lease liability is measured as the present value of the remaining lease payments and the right-of-use asset is re-measured as the amount of the lease liability adjusted for any lease incentives, prepaid/ accrued rents, initial direct costs, or impairment. This treatment results in the recognition of rent expense on a straight-line basis over the lease term. The adjustment represents the reversal of Other operating expense of $19 million for the year ended 31 December 2020 recognized under U.S. GAAP and the recognition of $14 million increases in depreciation on the right-of-use assets and $6 million increases in Finance expense on the lease liabilities for the year ended 31 December 2020 under IFRS. These adjustments also resulted in a reduction to the right-of-use asset of $3 million as at 31 December 2020 related to re-measurements.

Additionally, the Just Eat Takeaway.com Group adopted IFRS 16 using the modified retrospective method, under which the cumulative effect of initial application was recognized in Other reserves as at 1 January 2019. The associated right-of-use assets were re-measured on a retrospective basis as if the new rules had always been applied. The Grubhub Group has re-measured the right-of-use assets as at 1 January 2019 using the transition approach adopted by the Just Eat Takeaway.com Group, which resulted in an adjustment to the right-of-use assets of $7 million with an offset to retained earnings. No differences were identified prior to the adoption of IFRS 16 and ASC 842.

During the year ended 31 December 2020, the Grubhub Group also recognized as impairment loss under U.S. GAAP of $6 million related to leased office spaces that were closed due to reduced use. Because of differences in the carrying value of the right-of-use assets for these leases, the impairment loss was reduced by $3 million under IFRS with a corresponding increase in right-of-use assets. The reduction was recorded to Depreciation and amortization.

ii.
Under its U.S. GAAP accounting policy, the Grubhub Group has valued its graded vesting awards with service-only conditions as a single award and has recorded the share-based compensation expense for these awards using a straight-line method over the vesting period for the entire award. IFRS requires that each tranche of a graded vesting award with service-only conditions be valued as a separate award and that the share-based compensation expense be recorded using a straight-line basis over the respective vesting period for each separately vesting portion of the award.

These changes resulted in an increase to share based compensation within Staff costs of $13 million for the year ended 31 December 2020. Additionally, a portion of the costs were capitalized as software development. The impact of these capitalized costs resulted in a decrease to Other intangible assets of $2 million as of 31 December 2020 and a decrease to Depreciation and amortization of $0.1 million for the year ended 31 December 2020. In total, the cumulative impact related to these adjustments also resulted in an increase of $75 million to Legal reserves as of 31 December 2020.

iii.
Under its U.S. GAAP accounting policy, the Grubhub Group elected to capitalize certain advertising costs. The costs were expensed when the related advertising took place. These costs are required to be expensed as incurred under IFRS. Adjustments have been made to reverse capitalized amounts at each balance sheet date and recognize the costs as other operating expense in the period incurred. These adjustments resulted in a decrease to Other operating expenses of $1 million for the year ended 31 December 2020.

iv.
In conjunction with the 2017 acquisition of Eat24 and 2018 acquisitions of Tapingo and LevelUp, the Grubhub Group granted replacement share-based payment awards with graded vesting features to employees of the acquired businesses. Under U.S. GAAP, the Grubhub Group determined the value of the shares and the allocation between consideration transferred and post-combination service expense consistent with the policy described in note 2c(ii) above. Adjustments have been made on a retrospective basis to the purchase price allocations and post-combination expense to reflect the impact of the graded vesting awards under the Just Eat Takeaway.com Group's IFRS accounting policy. In addition, an adjustment was recorded to remove the value of tablet devices acquired as part of the Eat24 acquisition from the businesses' balance sheet as of the acquisition date to align the Grubhub Group's policy with that of the Just Eat Takeaway.com Group's IFRS accounting policy. There were also measurement period adjustments recognized for liabilities assumed in the Tapingo and LevelUp acquisitions that collectively totaled $0.2 million. In total, these adjustments resulted in an increase to goodwill of $14 million, an increase to equity of $13 million and a reduction to Property and equipment of $1 million.

v.
Under its U.S. GAAP accounting policy, the Grubhub Group has elected to capitalize the cost of restaurant facing technology devices, such as tablets that are distributed to restaurants for purposes of order fulfilment. The Just Eat Takeaway.com Group has elected to expense the costs for these devices as incurred under its IFRS accounting policies. Adjustments have been made to reverse capitalized amounts and related depreciation for these devices and recognize the costs as Order processing costs in the period incurred. These adjustments resulted in a reduction to property and equipment of $22 million as of 31 December 2020. The increase to Order processing costs was $28 million, and the reduction to Depreciation and amortization expenses was $17 million for the year ended 31 December 2020. The net impact to equity of these adjustments was a reduction of $15 million.

vi.
Item (vi) reflects the tax impact of the accounting adjustments set out above. The income tax impacts of the adjustments are calculated using an estimated blended statutory tax rate of 27.8% for the period ended 31 December 2020.

d.	The Grubhub financial information has been converted from US$ to € using the closing exchange rate of US$1:€0.8131 as of 31 December 2020.

3.	The adjustments arising as a result of the Transaction are set out below:

a.	Preliminary purchase consideration

The Unaudited Pro Forma Consolidated Financial Information has been prepared on the basis that the Transaction will be accounted for as a business combination using the acquisition method of accounting in conformity with IFRS 3. Under this method, the assets acquired and liabilities assumed have been recorded based on preliminary estimates of fair value and limited information available.

The total preliminary purchase consideration as of 20 April 2021 amounts to €6,085 million, and has been calculated as follows:

Estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered to Grubhub Stockholders as of 20 April 2021:
Estimated number of Grubhub Shares outstanding (Note 3a(i))		98,480,447
Exchange ratio		0.671
Total estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered		66,080,380

Preliminary purchase consideration (in millions of euro, unless otherwise stated):
Estimated number of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs to be delivered	66,080,380
Multiplied by market price of each Just Eat Takeaway.com Share on 20 April 2021 (Note 3a(ii)) (euro per share)	92.08
Fair value of Just Eat Takeaway.com Shares underlying the New Just Eat Takeaway.com ADSs be issued in exchange of Grubhub Shares		6,085
Total preliminary purchase consideration		6,085

Notes:

i.
Represents Grubhub's fully diluted outstanding shares as of 20 April 2021, calculated in accordance with the treasury stock method. The final number of shares to be used for calculating the consideration will be determined at Completion and will reflect the additional number of shares which will be issued as a result of share awards vesting in the period up to Completion.

ii.
To determine the preliminary purchase consideration, based on the market price of Just Eat Takeaway.com Shares, the closing price of 20 April 2021 on Euronext Amsterdam has been used, which was €92.08.

The preliminary purchase consideration reflected in the Unaudited Pro Forma Consolidated Financial Information does not purport to represent what the actual consideration transferred will be when the Transaction is completed. The fair value of the Just Eat Takeaway.com Shares delivered as part of the consideration transferred will be measured, at the Closing Date, based on the number of Grubhub Shares outstanding multiplied by the exchange ratio of 0.6710 and the then-current market price of Just Eat Takeaway.com Shares. This requirement will likely result in a per share equity component different from the €92.08 closing price of Just Eat Takeaway.com Shares on 20 April 2021 that is assumed in the Unaudited Pro Forma Consolidated Financial Information, and that difference may be material.

b.	Preliminary purchase consideration allocation

Under the acquisition method of accounting, the preliminary purchase consideration is allocated to the Grubhub Group's assets and liabilities based on their estimated fair values. The preliminary allocation included in the Unaudited Pro Forma Consolidated Financial Information below has been developed based on preliminary estimates of fair value using the historical financial statements of the Grubhub Group as of 31 December 2020 and is therefore subject to change.

The preliminary allocation of the purchase consideration as of 20 April 2021 is estimated as follows:

(€ million)
Total preliminary purchase consideration (Note 3a)		6,085
Allocation of preliminary purchase consideration:
Estimated fair value of assets acquired:
Other intangible assets:
Brand names	500		3b(i	)
Consumer lists	2,360		3b(i	)
Technology platforms	180		3b(i	)
Restaurant databases	100		3b(i	)
Other intangible assets - total		3,140
Right-of-use assets		110	3b(ii)
Other assets		577	3b(iii)
Total estimated fair values of liabilities assumed:
Lease liabilities:		(107)	3b(ii)
Other liabilities:		(678)	3b(iii)
Deferred taxes - net		(700)	3b(iv)
Residual goodwill		3,743
Elimination of Grubhub historical goodwill at 31 December 2020		(831)
Goodwill adjustment		2,912

The table below represents a preliminary allocation of the preliminary estimated consideration to the Grubhub Group's tangible and intangible assets to be acquired and liabilities to be assumed based on Just Eat Takeaway.com's preliminary estimate of their respective fair values as of 31 December 2020:

€ million	Grubhub Group balance sheet as at 31 December 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS adjustments	Preliminary fair value adjustments	Grubhub Group balance sheet as at 31 December 2020 under the Just Eat Takeaway.com Group’s balance sheet presentation and after IFRS and preliminary fair value adjustments
Assets
Non-current assets
Goodwill	831	2,912	3,743
Other intangible assets	454	2,686	3,140
Property and equipment	71	-	71
Right-of-use assets	66	44	110
Investments in associates and joint ventures	-	-	-
Deferred tax assets	-	21	21
Other non-current assets	40	-	40
Total non-current assets	1,462	5,663	7,125
Trade and other receivables	91	-	91
Other current assets	62	-	62
Current tax assets	18	-	18
Inventories	2	-	2
Cash and cash equivalents	293	-	293
Total current assets	466	-	466
Total assets	1,928	5,663	7,591
Liabilities
Non-current liabilities
Borrowings	402	-	402
Deferred tax liabilities	14	707	721
Lease liability	84	8	92
Other non-current liabilities	1	-	1
Total non-current liabilities	501	715	1,216
Current liabilities
Borrowings	-	-	-
Lease liability	15	-	15
Trade and other liabilities	268	-	268
Current tax liabilities	7	-	7
Total current liabilities	290	-	290
Total liabilities	791	715	1,506
Net assets	1,137	4,948	6,085

Notes:

i.
The assessment of the preliminary fair value of the intangible assets were allocated on a similar basis to recent relevant transactions performed by the Just Eat Takeaway.com Group. The assumptions used by the Just Eat Takeaway.com Group to arrive at the estimated fair value of the identifiable intangible assets were derived primarily from publicly available information, including market transactions of varying degrees of comparability. However, a detailed analysis has not been completed and the final determination of fair value may differ from these estimates.

ii.
The carrying value of lease liabilities has been increased by €8 million to measure the Grubhub Group's leases at the present value of the remaining lease payments as if the acquired leases were new leases as of the date of Completion. The carrying value of right-of-use assets has been increased by €44 million to measure the right-of-use assets at the same amount as the corresponding lease liability, adjusted to reflect favorable or unfavorable terms of the lease when compared with market terms.

iii.
Except as noted, the carrying values of the Grubhub Group's assets and liabilities are considered to approximate their fair values for purposes of the Unaudited Pro Forma Consolidated Financial Information.

iv.
The adjustment to deferred tax liabilities of €707 million related to the estimated fair value of Other intangible assets (€3,140 million) and adjustment to Right-of-use assets (€44 million), calculated using an estimated blended statutory rate of 27.8%, resulting in a total deferred tax liability of €770 million, offset by €63 million already recorded on the Grubhub Group's balance sheet. The adjustment to deferred tax assets of €21 million represents the recognition of additional deferred tax assets on Grubhub Group's net operating losses related to federal tax of €19 million and an adjustment to deferred tax of €2 million related to the estimated fair value adjustments to lease liabilities of €8 million, calculated using an estimated blended statutory rate of 27.8%. See Note 10 to the Unaudited Pro Forma Statement of Profit or Loss for a description of the tax rate used.

c.
Just Eat Takeaway.com and Grubhub expect to incur the following non-recurring costs of the Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Transaction:

(€ million)
Total Transaction costs of:
Just Eat Takeaway.com		67
Grubhub		57
Total Transaction costs		124
	Share premium	Statement of profit or loss
	As at 31 December 2020	Year ended 31 December 2020
Amounts recognized in historical periods	-	40
Adjustment recorded in the pro forma	31	53
Pro forma adjusted transaction costs	31	93

An adjustment has been made to reflect Transaction costs within the pro forma statement of profit or loss for the year ended 31 December 2020. Transaction costs of €31 million are reflected as an adjustment to Share premium in the pro forma balance sheet in accordance with IFRS 3. In addition, adjustments have been presented in the pro forma balance sheet as at 31 December 2020 as an increase to Trade and other liabilities of €62 million, a reduction to Other current assets of €22 million and a corresponding reduction to Other reserves of €53 million to represent the estimated total Transaction costs yet to be incurred as of 31 December 2020. These amounts have not been tax effected as the tax deductibility of these items has not been determined.

Just Eat Takeaway.com and Just Eat Limited do not expect to incur significant additional transaction costs for the Just Eat Acquisition in the period following 31 December 2020, therefore no additional adjustment has been recorded in the pro forma Balance Sheet as of 31 December 2020.

d.	The estimated impact to total shareholders' equity as at 31 December 2020 is summarized as follows:

	Transaction Accounting Adjustments
(€ million)	Eliminate Grubhub Group historical equity	Issuance of Just Eat Takeaway.com Shares		Estimated Transaction costs	Total Transaction Accounting Adjustments
Note Ref.	2	3(a	)	3(c )
Ordinary share capital	-	3		-	3
Share premium	(723)	6,082		(31)	5,328
Legal reserves	(348)	-		-	(348)
Other reserves	(66)	-		(53)	(119)
Total shareholders’ equity	(1,137)	6,085		(84)	4,864

4.	No adjustment has been made to reflect the trading results of the Just Eat Takeaway.com Group or the Grubhub Group since 31 December 2020.

Unaudited Pro Forma Statement of Profit or Loss for the year ended 31 December 2020

		Adjustments			Adjustments
	Just Eat Takeaway.com Group	Just Eat Group	Just Eat Acquisition Transaction Accounting Adjustments	Unaudited pro forma Just Eat Takeaway.com Group	Grubhub Group	Grubhub Group Transaction Accounting Adjustments	Unaudited pro forma Enlarged Group
	Year ended 31 December 2020	Period 1 January 2020 to 15 April 2020			Year ended 31 December 2020
€m (except per share data)	Note 1	Note 2	Note 3		Note 4	Note 5
Revenue	2,042	359	-	2,401	1,596	-	3,997
Courier costs	(712)	(115)	-	(827)	(638)	-	(1,465)
Order processing costs	(193)	(40)	-	(233)	(253)	-	(486)
Staff costs	(464)	(83)	-	(547)	(300)	-	(847)
Other operating expenses	(608)	(172)	-	(780)	(429)	(53)	(1,262)
Depreciation and amortization	(172)	(22)	(26)	(220)	(119)	(64)	(403)
Operating loss	(107)	(73)	(26)	(206)	(143)	(117)	(466)
Share of results of associates and joint ventures	(16)	(26)	-	(42)	-	-	(42)
Finance income	3	-	-	3	2	-	5
Finance expense	(29)	(5)	-	(34)	(32)	-	(66)
Other gains and losses	2	-	-	2	-	-	2
Loss before income tax	(147)	(104)	(26)	(277)	(173)	(117)	(567)
Income tax (expense) / benefit	(4)	(6)	5	(5)	(5)	18	8
Loss for the period	(151)	(110)	(21)	(282)	(178)	(99)	(559)
1.
The statement of profit or loss of the Just Eat Takeaway.com Group for the year ended 31 December 2020 has been extracted from the Just Eat Takeaway.com Group's consolidated financial statements for the year ended 31 December 2020, which are incorporated by reference into this Prospectus.

2.
The statement of profit or loss of the Just Eat Group for the period 1 January 2020 to 15 April 2020 has been derived from the Just Eat Group's unaudited accounting records, and has been translated from British pound sterling into euro at £1:€1.1399 being the average historical exchange rate for the six-month period ended 30 June 2020.

3.
This adjustment consists of the increase in annualized amortization of €26 million for the period 1 January 2020 to 15 April 2020 relating to the provisional purchase price allocation for to the Just Eat Acquisition.

Takeaway.com and Just Eat Limited incurred the following non-recurring costs of the Just Eat Acquisition, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Just Eat Acquisition:

(€ million)
Total transaction costs of:
Just Eat Takeaway.com			99
Just Eat			85
Total transaction costs			184
	Share premium	Statement of profit or loss
	As at 31 December 2020	Year ended 31 December 2020	Year ended 31 December 2019
Amounts recognized in historical periods:	24	114	46
Adjustment recorded in the pro forma	-	-	-
Pro forma adjusted transaction costs	24	114	46

All amounts have been expensed in the period that they were incurred, and no adjustment is recorded in the pro forma statement of profit or loss for the year ended 31 December 2020.

The pro forma adjustments to Depreciation and amortization expense for the period 1 January 2020 to 15 April 2020 related to the Just Eat Acquisition is calculated as follows:

(€ million)	Amortization for period 1 January 2020 to 15 April 2020
Period 1 January 2020 to 15 April 2020 and Annual amortization of acquired identifiable intangible assets	48
Less historical amortization expense	(22)
Adjustments to Depreciation and amortization expense	26

The adjustment to income tax (expense) / benefit for the increase in amortization was €5 million recorded at the statutory tax rate for the United Kingdom described in note 10 below. This adjustment has a continuing impact on the Enlarged Group.

4.
The statement of profit or loss of the Grubhub Group for the year ended 31 December 2020 has been extracted from the Grubhub Group's consolidated statement of operations for the year ended 31 December 2020 included in the Grubhub Group's consolidated financial statements as of and for the year ended 31 December 2020, which is incorporated by reference into this Prospectus, as adjusted to the Just Eat Takeaway.com Group's accounting policies and presentation. A reconciliation of the Grubhub Group's consolidated statement of operations to the Just Eat Takeaway.com Group's accounting policies and presentation is presented below:

	Reclassifications and U.S. GAAP to IFRS Adjustments
Grubhub Group statement of operations sheet line items	Grubhub Group statement of operations line items for the year ended 31 December 2020	Just Eat Takeaway.com Group statement of profit or loss line items	Grubhub Group statement of operations for the year ended 31 December 2020 under the Just Eat Takeaway. com Group's statement of profit or loss presentation	Notes		IFRS adjustments	Notes		Grubhub Group statement of operations for the year ended 31 December 2020 under the Just Eat Takeaway.com Group's statement of profit or loss presentation and after IFRS adjustments	Translated into the Just Eat Takeaway.com Group 's presentation currency
	(Note 4a)		(Note 4b)			(Note 4c)				(Note 4d)
	$ m		$ m			$ m			$ m	€ m
Revenues	1,820	Revenue	1,820			-			1,820	1,596
		Courier costs	(728)	4b(i	)	-			(728)	(638)
		Order processing costs	(261)	4b(ii)		(28)	2c(v	)	(289)	(253)
Costs and expenses:
Operations and support	(1,169)
Sales and marketing	(402)
Technology (exclusive of amortization)	(123)
General and administrative	(133)
		Staff costs	(329)	4b(iii)		(13)	2c(ii)		(342)	(300)
		Other operating expenses	(509)	4b(iv)		20	2c(i), 2c(iii)		(489)	(429)
Depreciation and amortization	(142)	Depreciation and amortization	(142)			6	2c(i), 2c(ii), 2c(v)		(136)	(119)
Total costs and expenses	(1,969)
Loss from operations	(149)	Operating loss	(149)			(15)			(164)	(143)
		Finance income	2	4b(v	)	-			2	2
Interest expense - net	(28)	Finance expense	(30)	4b(v	)	(6)	2c(i	)	(36)	(32)
Loss before provision for income taxes	(177)
Income tax (expense) / benefit	21	Income tax (expense) / benefit	21			(27)	2c(ii), 2c(vi)		(6)	(5)
Net loss attributable to common stockholders	(156)	Loss for the period	(156)			(48)			(204)	(178)

Notes

a.
The Grubhub Group consolidated statement of operations line items are extracted, without material adjustment, from the Grubhub Group's consolidated statement of operations for the year ended 31 December 2020 included in the Grubhub Group's published financial information as of and for the year ended 31 December 2020, which is incorporated by reference into this Prospectus.

b.	This reflects Grubhub Group's consolidated statement of operations for the year ended 31 December 2020 re-presented to conform to the Just Eat Takeaway.com Group's line item presentation format.

i.
The Grubhub Group's Operations and support balance includes $728 million which has been reclassified to the Courier costs statement of profit or loss line in accordance with the Just Eat Takeaway.com Group's IFRS presentation.

ii.
The Grubhub Group's Operations and support balance includes $258 million and its Sales and marketing balance includes $3 million which have been reclassified to the Order processing costs statement of profit or loss line in accordance with the Just Eat Takeaway.com Group's IFRS presentation.

iii.
The Grubhub Group's Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $73 million and $92 million, $112 million, and $52 million, respectively, that have been reclassified to the Staff costs statement of profit or loss line in accordance with the Just Eat Takeaway.com Group's IFRS presentation.

iv.
The Grubhub Group's Operations and support balance, Sales and marketing balance, Technology balance, and General and administrative balance includes $110 million, $307 million, $11 million, and $81 million, respectively, that have been reclassified to the Other operating expenses statement of profit or loss line in accordance with the Just Eat Takeaway.com Group's IFRS presentation.

v.
The Grubhub Group's Interest expense-net balance includes $2 million of interest income which has been presented as Finance income in accordance with the Just Eat Takeaway.com Group's IFRS presentation. The remaining amount of the Grubhub Group's Interest expense-net balance of $30 million has been presented as Finance expense in accordance with the Just Eat Takeaway.com Group's IFRS presentation.

c.
Certain IFRS adjustments and reclassifications were made to reflect the difference in accounting policy and presentation under the Just Eat Takeaway.com Group's IFRS accounting policies, as opposed to U.S. GAAP. These adjustments have been discussed in note 2c of the pro forma balance sheet.

d.	The Grubhub Group financial information has been converted from US$ to € using the average rate for the year ended 31 December 2020 of US$1:€0.8768.

5.
This adjustment consists of the costs related to the Transaction, which are estimated to amount to €53 million and the increase in annualized amortization of €64 million for the year ended 31 December 2020, relating to the preliminary purchase price allocation for the Transaction.

Just Eat Takeaway.com and Grubhub expect to incur the following non-recurring costs of the Transaction, such as investment banking fees, legal fees, accounting fees, valuation fees, and other expenses directly associated with the Transaction:

(€ million)
Total Transaction costs of:
Just Eat Takeaway.com		67
Grubhub		57
Total Transaction costs		124
	Share premium	Statement of profit or loss
	As at 31 December 2020	Year ended 31 December 2020
Amounts recognized in historical periods	-	40
Adjustment recorded in the pro forma	31	53
Pro forma adjusted transaction costs	31	93

The total costs related to the Transaction are estimated to amount to €124 million. Transaction costs of €40 million incurred in connection with the Transaction have been recorded as an expense in the year ended 31 December 2020. Transaction costs of €31 million are reflected as an adjustment to

Share premium in the pro forma balance sheet in accordance with IFRS 3. The adjustment recorded to Other operating expenses in the pro forma statement of profit or loss relates to the remaining total transaction costs of €53 million yet to be incurred by Just Eat Takeaway.com and Grubhub. This adjustment does not have a continuing impact on the Enlarged Group.

These amounts have not been tax effected as the tax deductibility of these items has not been determined.

The pro forma adjustments to Depreciation and amortization expense for the year ended 31 December 2020 related to the Transaction is calculated as follows:

	Pro forma adjusted carrying value	Weighted- Average Estimated Useful life	Annual amortization
	(€ m)	(in years)	(€ m)
Fair value of assets acquired:
Brand names	500	20	25
Consumer lists	2,360	30	79
Technology platforms	180	5	36
Restaurant databases	100	10	10
Right-of-use assets	110	8	14
Total fair value of assets acquired:	3,250	Depreciation and amortization expenses	164
		Less historical Depreciation and amortization expense	(100)
		Adjustments to Depreciation and amortization expense	64

The adjustment to income tax (expense) / benefit for the increase in amortization was €18 million recorded at the statutory tax rate for the U.S. described in note 10 below. This adjustment has a continuing impact on the Enlarged Group.

6.
The unaudited pro forma statement of profit or loss does not reflect the final fair value adjustments which will be recorded to acquired assets and liabilities as a result of the Transaction. Upon completion of the purchase price allocation exercise, which will be finalized after completion of the Transaction, additional depreciation of property, plant and equipment and amortization of Intangible assets, amongst other things, may be required in the Enlarged Group's financial statements.

7.	No adjustment has been made to reflect the trading results of the Just Eat Takeaway.com Group or the Grubhub Group since 31 December 2020.

8.	No adjustment has been made to reflect the effect of any synergies and efficiencies or the related costs of achieving synergies that may result from the Transaction or the Just Eat Acquisition.

9.
With the exception of consolidating the future trading results of the Just Eat Group and the Grubhub Group into the Group and the incremental increase in Depreciation and amortization and related tax effect, the aforementioned adjustments to the statement of profit or loss are not expected to have a continuing impact on the Enlarged Group.

10.
The estimated income tax impacts of the pre-tax adjustments are calculated using a statutory rate of 19% in the United Kingdom, and a blended statutory rate of 25% in the Netherlands and 28% in the United States, which is based on preliminary assumptions related to the jurisdictions in which the income (expense) adjustments will be recorded. The blended statutory rate of the Enlarged Group following the Transaction could be significantly different depending on post-Transaction activities and the geographical mix of profit or loss before taxes.

Part II: Auditor's letter

Deloitte Accountants B.V. Gustav Mahlerlaan 2970 1081 LA Amsterdam P.O. Box 58110 1040 HC Amsterdam Netherlands Tel: +31 (0)88 288 2888 Fax: +31 (0)88 288 9737 www.deloitte.nl

To: the Management Board of Just Eat Takeaway.com N.V.

Our opinion

We have examined the compilation of the unaudited pro forma consolidated financial information of Just Eat Takeaway.com N.V. (the "Company") based in Amsterdam, included in section ‘The Unaudited Pro Forma Consolidated Financial Information’ of the prospectus dated 12 May 2021 of the Company for the admission to trading and listing of new ordinary shares on Euronext Amsterdam and the London Stock Exchange.
In our opinion:

•	the unaudited pro forma consolidated financial information has been properly compiled based on the applicable criteria; and

•	such basis is consistent with the accounting policies of the Company as described in the notes to the financial statements of the Company for the period ended 31 December 2020.

The unaudited pro forma consolidated financial information comprises the Unaudited Pro Forma Balance Sheet as at 31 December 2020, the Unaudited Pro Forma Statement of Profit or Loss for the year ended 31 December 2020 and related notes.

Basis for our opinion

We conducted our examination in accordance with Dutch law, including the Dutch Standard 3420, ‘Assurance-opdrachten om te rapporteren over het opstellen van pro forma financiële informatie die in een prospectus is opgenomen‘ (Assurance Engagements to Report on the Compilation of Pro Forma Financial Information Included in a Prospectus). This engagement is aimed to obtain reasonable assurance about whether management compiled the pro forma financial information, in all material aspects, based on the applicable criteria. Our responsibilities under this standard are further described in the section ‘Our responsibilities for the examination of the compilation of the pro forma financial information’.

We are independent of Just Eat Takeaway.com N.V. in accordance with the ‘Verordening inzake de onafhankelijkheid van accountants bij assurance-opdrachten’ (ViO, Code of Ethics for Professional Accountants, a regulation with respect to independence) and other relevant independence requirements in The Netherlands. Furthermore we have complied with the ‘Verordening gedrags- en beroepsregels accountants’ (VGBA, Dutch Code of Ethics).

We believe that the assurance evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Applicable criteria

For this engagement, the following criteria apply:
•
Annex 20 of the Commission Delegated Regulation (EU) 2019/980 for the listing at Euronext Amsterdam and the Commission Delegated Regulation (EC) No 2019/980 as it forms part of UK domestic law by virtue of the EUWA for the listing at the London Stock Exchange to the proper compilation of the pro forma financial information and the consistency of accounting policies; and

•
the assumptions made and disclosed by management in the basis of preparation of the unaudited pro forma consolidated financial information, as set out in Part I of the unaudited pro forma consolidated financial information.

Relevant matters relating to the scope of our examination

The unadjusted historical financial information of Just Eat Takeaway.com N.V. has been derived from the audited financial statements of the Company for the year ended 31 December 2020. For purposes of this engagement, we are not responsible for updating or reissuing any reports or opinions on any historical financial information used in compiling the unaudited pro forma consolidated financial information, nor have we, in the course of this engagement, performed an audit or review of the financial information used in compiling the unaudited pro forma consolidated financial information.

The purpose of the unaudited pro forma consolidated financial information included in a prospectus is solely to illustrate the impact of the all-share combination of the Company with Grubhub Inc. (the “Transaction”) and the acquisition by the Company of Just Eat plc on 31 January 2020 (the “Just Eat Acquisition”) on unadjusted financial information of the Company as if the Transaction and the Just Eat Acquisition had been undertaken at an earlier date selected for purposes of the illustration. Accordingly, we do not provide any assurance that the actual outcome of the Transaction and Just Eat Acquisition at 1 January 2020 for the Unaudited Pro Forma Statement of Profit or Loss for the year ended 31 December 2020 and at 31 December 2020 for the Unaudited Pro Forma Balance Sheet as at 31 December 2020 would have been as presented. Our opinion is not modified in respect of these matters.

Restriction on use

The unaudited pro forma consolidated financial information is prepared for the purpose of inclusion in the Prospectus. As a result, the unaudited pro forma consolidated financial information may not be suitable for another purpose. This report is required by the Commission Delegated Regulation (EC) No 2019/980 for the listing at Euronext Amsterdam and the Commission Delegated Regulation (EC) No 2019/980 as it forms part of UK domestic law by virtue of the EUWA for the listing at the London Stock Exchange and is given for the purpose of complying with that Delegated Regulation and included in the Prospectus for no other purpose.

Responsibilities of the Management Board and for the pro forma financial information

The Management Board is responsible for preparing the unaudited pro forma consolidated financial information in accordance with the applicable criteria. Furthermore management is responsible for such internal control as it determines is necessary to enable the compilation of the unaudited pro forma consolidated financial information that is free from material misstatement, whether due to fraud or error.

Our responsibilities for the examination of the compilation of the pro forma financial information

Our responsibility is to plan and perform our examination in a manner that allows us to obtain sufficient and appropriate assurance evidence for our opinion.

Our examination has been performed with a high, but not absolute, level of assurance, which means we may not detect all material errors and fraud.

We apply the ‘Nadere voorschriften kwaliteitssystemen’ (NVKS, regulations for quality management systems) and accordingly maintain a comprehensive system of quality control including documented policies and procedures regarding compliance with ethical requirements, professional standards and applicable legal and regulatory requirements.

Our examination included among others:

•
identifying and assessing the risks of material misstatement in the compilation of the unaudited pro forma consolidated financial information, whether due to errors or fraud, designing and performing assurance procedures responsive to those risks, and obtaining assurance-evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from errors, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control;

•
obtaining an understanding of internal control relevant to the examination in order to design assurance procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control;

•
assessing whether the criteria applied by management in the compilation of the unaudited pro forma consolidated financial information provide a reasonable basis for presenting the significant effects directly attributable to the Transaction and Just Eat Acquisition, and to obtain sufficient and appropriate assurance-evidence about whether:

o	the related pro forma adjustments give appropriate effect to those criteria; and
o	the pro forma financial information reflects the proper application of those adjustments to the unadjusted financial information;

•
evaluating the procedures undertaken by the Company in compiling the unaudited pro forma consolidated financial information and evaluating the consistency of the unaudited pro forma consolidated financial information with the accounting policies of the Company as described in the notes to the financial statements of the Company for the period ended 31 December 2020;

•	evaluating the overall presentation of the unaudited pro forma consolidated financial information.

Declaration

For the purposes of Annex 1 item 1.2 of the Prospectus Delegated Regulation as it forms part of UK domestic law by virtue of the EUWA, we are responsible for this report as part of the Prospectus and declare that to the best of our knowledge, the information contained in this report is, in accordance with the facts and that the report makes no omission likely to affect its import.

Amsterdam, 12 May 2021,

Deloitte Accountants B.V.

Signed on the original: Anton Sandler

DESCRIPTION OF JUST EAT TAKEAWAY.COM SHARES

The following is a summary of the material terms of (1) the Just Eat Takeaway.com Shares as set forth in the Articles; and (2) the BW insofar as it applies to the Just Eat Takeaway.com Shares. This overview does not reflect the obligations imposed by the Listing Rules or the Disclosure Guidance and Transparency Rules as a result of a listing on the premium listing segment of the UK Official List or any temporary COVID-19 related rules or regulation. Please note that this is only a summary and may not contain all of the information relevant to you. Accordingly, you should read the more detailed provisions of the Articles, a copy of which is incorporated by reference herein.

General

The Company was incorporated as a private limited liability company (besloten vennootschap met beperkte aansprakelijkheid) on 30 December 2005 and operates under the laws of the Netherlands. The Company was converted to a public limited liability company (naamloze vennootschap) on 3 October 2016. The seat of the Company is in Amsterdam, the Netherlands, and its address is Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands. The Company's telephone number is +31 (0)20 210 7000, and its website is www.justeattakeaway.com. The Company is registered in the Commercial Register of the Chamber of Commerce (Handelsregister van de Kamer van Koophandel) under number 08142836 and its legal entity identifier is 724500FVZIBSSQ7SHI95.

Just Eat Takeaway.com Shares are listed on Euronext Amsterdam under the trading symbol "TKWY" and admitted to trading on the London Stock Exchange's main market for listed securities under the trading symbol "JET". The Just Eat Takeaway.com Shares are ordinary shares in the share capital of the Company with a nominal value €0.04 each. The ISIN of the Just Eat Takeaway.com Shares is NL0012015705. Following Completion, the New Just Eat Takeaway.com ADSs will be listed on Nasdaq under the trading symbol "GRUB". Each New Just Eat Takeaway.com ADS represents the right to receive, and to exercise the beneficial ownership interests in, one-fifth of one New Just Eat Takeaway.com Share that is on deposit with the Depositary Bank and/or the Custodian.

Corporate Purpose

Pursuant to article 2.2 of the Articles, Just Eat Takeaway.com's objects are:

•	to incorporate, participate in and conduct the management of other companies and enterprises;

•	to render administrative, technical, financial, economic or managerial services to other companies, persons and enterprises;

•	to acquire, dispose of, manage and utilize real property, personal property and other goods, including patents, trademark rights, licenses, permits and other industrial property rights;

•
to borrow, to lend and to raise funds, including the issue of bonds, promissory notes or other securities or evidence of indebtedness and to enter into agreements in connection with aforementioned activities; and

•	to grant guarantees, to bind Just Eat Takeaway.com and to pledge its assets for obligations of Just Eat Takeaway.com, group companies and third parties,

the foregoing whether or not in collaboration with third parties and inclusive of the performance and promotion of all activities which directly and indirectly relate to those objects, all this in the broadest sense of the words.

Just Eat Takeaway.com's Share Capital

Authorized Share Capital

The Articles provide for one class of shares, ordinary shares. The authorized share capital of Just Eat Takeaway.com amounts to EUR 16,000,000 and is divided into 400,000,000 ordinary shares, each with a nominal value of EUR 0.04.

Issued Share Capital

As of close of business on the Latest Practicable Date, there were 148,821,575 Just Eat Takeaway.com Shares issued and outstanding (and no Just Eat Takeaway.com Shares issued and held by Just Eat Takeaway.com in treasury). All issued Just Eat Takeaway.com Shares are fully paid-up.

Net asset value

The net asset value (total assets minus total liabilities) per Just Eat Takeaway.com Share as of 31 December 2020 was €57.17.

All issued Just Eat Takeaway.com Shares have been created under the laws of the Netherlands.

History of share capital

For a description of the history of the share capital of Just Eat Takeaway.com, see "Annual Report 2018―Note 20―Capital and reserves", "Annual Report 2019―Note 19―Capital and reserves" and "Annual Report 2020―Note 20―Equity" as incorporated by reference in this Prospectus.

In addition, in the period between 1 January 2021 and the Latest Practicable Date: 62,772 Just Eat Takeaway.com Shares were issued (as a result of the exercise of options and/or vesting of conditional shares under employee share option plans).

In addition, Just Eat Takeaway.com has issued the Convertible Bonds 2019 on 25 January 2019, the Convertible Bonds 2020 on 30 April 2020 and the Convertible Bonds 2021 on 9 February 2021.

Option rights on shares

For a description of the option rights on Just Eat Takeaway.com Shares, see "Note 20—Equity" of the 2020 Annual Report as incorporated by reference in this Prospectus.

Issue of shares

Just Eat Takeaway.com Shares are issued pursuant to a resolution of the Management Board that has been approved by the Supervisory Board, provided that the Management Board has been authorized to do so by a resolution of the General Meeting for a specific period not exceeding five years.

If and insofar the Management Board is not authorized, as referred to in the above paragraph, the General Meeting is entitled to resolve to issue Just Eat Takeaway.com Shares upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board.

Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Management Board has been authorized to, until 14 August 2021 and subject to approval of the Supervisory Board, resolve on the issue of (i) up to 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) for general corporate purposes, (ii) up to a further 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) in connection with or on the occasion of mergers, acquisitions and/or strategic alliances and (iii) up to a further 7,204,479 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) in connection with one or more incentive plans for the Managing Directors, senior management and/or other employees. In addition, pursuant to a resolution adopted by the General Meeting on 7 October 2020, in order to enable Just Eat Takeaway.com to issue Just Eat Takeaway.com Shares or grant rights to acquire Just Eat Takeaway.com Shares in connection with the Transaction (including to satisfy any obligations pursuant to the Transaction in respect of employee stock option plans), the Management Board has been authorized to, for a period of 18 months as from 7 October 2020 and subject to approval of the Supervisory Board, resolve on the issue of up to 233,297,041 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) (the latter authorization, the "New Just Eat Takeaway.com Shares Authorization").

Pre-emptive Rights

Upon the issuance of Just Eat Takeaway.com Shares, each Just Eat Takeaway.com Shareholder has a right to acquire newly issued Just Eat Takeaway.com Shares, in proportion to the aggregate nominal value of his or her Just Eat Takeaway.com Shares, it being understood that this pre-emptive right shall not apply to: (a) Just Eat Takeaway.com Shares that are issued to employees of Just Eat Takeaway.com or employees of a group company of Just Eat Takeaway.com and (b) Just Eat Takeaway.com Shares that are issued that are paid for in kind. Just Eat Takeaway.com Shareholders shall also have a pre-emptive right in respect of the grant of rights to subscribe for Just Eat Takeaway.com Shares, but not in respect of Just Eat Takeaway.com Shares that are issued to a person exercising a right to subscribe for Just Eat Takeaway.com Shares previously granted. The sale of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com is subject to similar pre-emptive rights as an issue of new Just Eat Takeaway.com Shares.

Pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The Management Board is authorized to resolve, subject to the approval of the Supervisory Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been designated by the General Meeting, for a maximum period of five years.

Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Management Board has been authorized to, until 14 August 2021 and subject to approval of the Supervisory Board, limit or exclude pre-emptive rights (i) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares for general purposes up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020 and, further, (ii) in relation to any issue of Just Eat Takeaway.com Shares and/or grant of rights to acquire Just Eat Takeaway.com Shares in connection with or on the occasion of mergers, acquisitions and/or strategic alliances up to a maximum of 14,408,958 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares), representing 10% of the total share capital of Just Eat Takeaway.com in issue as at 1 April 2020. In addition, pursuant to a resolution adopted by the General Meeting on 7 October 2020 and in connection with the Transaction, the Management Board has been authorized to, for a period of 18 months as from 7 October 2020 and subject to approval of the Supervisory Board, limit or exclude pre-emptive rights in relation to any issue of Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares) pursuant to the New Just Eat Takeaway.com Shares Authorization.

Transfer of Just Eat Takeaway.com Shares

Just Eat Takeaway.com Shares can be transferred by a deed executed for that purpose and, save in the event that Just Eat Takeaway.com itself is a party to the transaction, written acknowledgement by Just Eat Takeaway.com of the transfer. Service of notice of the transfer deed or of a certified notarial copy or extract of that deed on Just Eat Takeaway.com is the equivalent of acknowledgement as stated in this paragraph.

The transfer of rights a Just Eat Takeaway.com Shareholder holds with regard to Just Eat Takeaway.com Shares included in a giro depot (girodepot) or collective depot (verzameldepot) (both as referred to in the Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer) (the "Wge")) must take place in accordance with the provisions of the Wge.

There are no restrictions on the transferability of Just Eat Takeaway.com Shares in the Articles.

Form of Just Eat Takeaway.com Shares; Shareholders' Register

Just Eat Takeaway.com Shares are issued in registered form (op naam) only. No share certificates (aandeelbewijzen) are or may be issued for Just Eat Takeaway.com Shares.

If requested, the Management Board will provide a Just Eat Takeaway.com Shareholder, usufructuary or pledgee of Just Eat Takeaway.com Shares with an extract from the register relating to his or her title to a Just Eat Takeaway.com Share free of charge. If the Just Eat Takeaway.com Shares are encumbered with a right of usufruct (vruchtgebruik) or pledge (pandrecht), the extract will state to whom the rights referred to in Sections 2:88 and 2:89 BW will fall to. The shareholders' register is kept by the Management Board.

Just Eat Takeaway.com's shareholders' register records the names and addresses of the Just Eat Takeaway.com Shareholders, the number of Just Eat Takeaway.com Shares held, the date on which the Just Eat Takeaway.com Shares were acquired, the date of acknowledgement and/or service upon the Company of the instrument of transfer, the amount paid on each Just Eat Takeaway.com Share and the date of registration in the shareholders' register. In addition, each transfer or passing of ownership is registered in the shareholders' register. The shareholders' register also includes the names and addresses of natural persons and legal entities with a right of pledge (pandrecht) or a right of usufruct (vruchtgebruik) on those Just Eat Takeaway.com Shares.

For shares as referred to in the Wge, including the Just Eat Takeaway.com Shares, which belong to (i) a collective depot (verzameldepot) as referred to in that Act, of which shares form part, as being kept by an intermediary as referred to in the Wge or (ii) a giro depot (girodepot) as referred to in the Wge, of which shares form part, as being kept by a central institute as referred to in the Wge, in case of the Just Eat Takeaway.com Shares, Euroclear Nederland, the name and address of the intermediary or the central institute shall be entered in the shareholders' register, stating the date on which those shares became part of such collective depot or giro depot, the date of acknowledgement by or giving of notice to, as well as the paid-up amount on each share.

Repurchase of Just Eat Takeaway.com Shares

Just Eat Takeaway.com is permitted to acquire fully paid-up shares in its own capital at any time if no consideration is paid therefor.

Furthermore, subject to certain provisions of Dutch law and the Articles, Just Eat Takeaway.com is permitted to repurchase fully paid-up shares in its own share capital if (i) the portion of Just Eat Takeaway.com's equity that exceeds the aggregate of the paid-up and called-up part of the share capital and the reserves that must be maintained pursuant to Dutch law or the Articles is at least equal to the aggregate purchase price paid in the repurchase and (ii) the aggregate nominal value of the Just Eat Takeaway.com Shares to be acquired, and of any Just Eat Takeaway.com Shares already held, by Just Eat Takeaway.com and its subsidiaries does not exceed one-half of Just Eat Takeaway.com's issued capital.

Just Eat Takeaway.com may acquire Just Eat Takeaway.com Shares if and to the extent the General Meeting has authorized the Management Board for this purpose and with due observance of applicable statutory provisions. The authorization will only be valid for a specific period not exceeding 18 months. The resolution of the Management Board to acquire fully paid-up Just Eat Takeaway.com Shares is subject to the approval of the Supervisory Board.

The above referred authorization of the General Meeting is not required if Just Eat Takeaway.com acquires Just Eat Takeaway.com Shares for the purpose of transferring those shares under an applicable employee stock purchase plan, to employees of Just Eat Takeaway.com or a group company of Just Eat Takeaway.com, provided those shares are quoted on the official list of any stock exchange.

Pursuant to a resolution adopted by the General Meeting on 14 May 2020, the Management Board may cause Just Eat Takeaway.com to repurchase a number of Just Eat Takeaway.com Shares up to a maximum of 10% of the total share capital of Just Eat Takeaway.com in issue (excluding Just Eat Takeaway.com Shares held in treasury) at the date of any such repurchase, and provided that Just Eat Takeaway.com and its subsidiaries will not hold more than 10% of the issued share capital of Just Eat Takeaway.com, either through purchase on a stock exchange or otherwise.

The authorization will only be valid for a specific period not exceeding 18 months, ending on 14 November 2021. The resolution of the Management Board to acquire fully-paid up Just Eat Takeaway.com Shares is subject to the approval of the Supervisory Board. The minimum price, excluding expenses, which Just Eat Takeaway.com may pay for each share to be repurchased shall be the nominal value of the shares (being EUR 0.04 per Just Eat Takeaway.com Share); the maximum price, excluding expenses, which Just Eat Takeaway.com may pay for each share to be repurchased shall be the higher of (i) an amount equal to 5% above the market value for Just Eat Takeaway.com Shares for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) the higher of the price of the last independent trade and the highest current independent purchase bid at the time on the trading venue on which the purchase is carried out.

Capital Reduction

The General Meeting, upon proposal of the Management Board, which proposal has been approved by the Supervisory Board, may resolve to reduce the issued share capital by reducing the nominal value of the Just Eat Takeaway.com Shares through an amendment to the Articles or by canceling Just Eat Takeaway.com Shares. Only Just Eat Takeaway.com Shares held by Just Eat Takeaway.com can be cancelled.

Dividends and other distributions

General

Distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the adoption of the annual accounts from which it appears that they are permitted, entirely without prejudice to any of the other provisions of the Articles.

Just Eat Takeaway.com may make distributions on Just Eat Takeaway.com Shares only to the extent that the Just Eat Takeaway.com Shareholders' equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

The Management Board may determine, with the approval of the Supervisory Board, that all or part of the profit shall be added to the reserves.

The profit remaining after application of the immediately preceding above paragraph shall be at the disposal of the General Meeting. The General Meeting may resolve to carry it to the reserves or to distribute it among the holders of Just Eat Takeaway.com Shares.

Interim dividends may be declared as provided in the Articles and may be distributed provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that Just Eat Takeaway.com Shareholders' equity exceeds, by an amount at least equal to the amount of the interim dividend, the sum of the paid-up and called-up part of the capital and the reserves which must be maintained by Dutch law.

Subject to the other provisions of the Articles, the General Meeting may, on a proposal made by the Management Board which proposal is approved by the Supervisory Board, resolve to make distributions to the holders of Just Eat Takeaway.com Shares to the debit of one or several reserves which Just Eat Takeaway.com is not prohibited from distributing by virtue of Dutch law.

The tax legislation of a shareholder's state of residence for tax purposes or other relevant jurisdictions and of the Netherlands may have an impact on the income received from the Just Eat Takeaway.com Shares.

Dividend History

Just Eat Takeaway.com has never declared or distributed dividends to Just Eat Takeaway.com Shareholders.

Manner and Time of Dividend Payments

Payment of any dividend in cash will in principle be made in euro. According to the Articles, Management Board may determine that distributions on Just Eat Takeaway.com Shares may be made payable in another currency. Any dividends that are paid to Just Eat Takeaway.com Shareholders through Euroclear Nederland, having its offices at Herengracht 459-469, 1017 BS Amsterdam, the Netherlands, or through CREST (in respect of holders of Just Eat Takeaway.com CDIs) will be automatically credited to the relevant Just Eat Takeaway.com

Shareholders' accounts without the need for the Just Eat Takeaway.com Shareholders to present documentation proving their ownership of the Just Eat Takeaway.com Shares.

Payment of dividends on the Just Eat Takeaway.com Shares in registered form (not held through Euroclear Nederland, but directly) will be made directly to the relevant Just Eat Takeaway.com Shareholder using the information contained in the shareholders' register and records of Just Eat Takeaway.com.

According to the Articles, dividends shall be payable no later than 30 days after the date on which they have been declared, unless the Management Board determines another date.

Dividend Policy

Just Eat Takeaway.com intends to retain any future distributable profits to expand the growth and development of Just Eat Takeaway.com's business and, therefore, does not anticipate paying any dividends to Just Eat Takeaway.com Shareholders in the foreseeable future.

Uncollected Dividends

A claim for any declared dividend and other distributions lapses five years and one day after the date on which those dividends or distributions became payable. Any dividend or distribution that is not collected within this period will be considered to have been forfeited to Just Eat Takeaway.com and shall be added to the reserves.

General Meeting

A General Meeting will be held at least once a year, no later than in June of each year. General Meetings are held in the Netherlands, in Amsterdam, Utrecht, Enschede or Haarlemmermeer.

Notice of a General Meeting will be given at least 42 days before the date of the meeting. The record date for a General Meeting will be the 28th day prior to the date of the meeting.

Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 3% of Just Eat Takeaway.com's issued share capital will be entitled to, subject to Dutch corporate law, include items on the agenda of any General Meeting. The request must be received by Just Eat Takeaway.com at the latest 60 days before the date of the General Meeting.

Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 10% of Just Eat Takeaway.com's issued share capital may request the Management Board or Supervisory Board to convene an extraordinary general meeting. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the applicants wish to be discussed. If neither the Management Board nor the Supervisory Board has taken the necessary measures so that the General Meeting could be held within the statutory term, which given Just Eat Takeaway.com's current listings is 8 weeks after such request, the applicants may convene a General Meeting themselves in case authorized so by the preliminary relief judge (voorzieningenrechter) upon their request.

Voting rights and Quorum

Each Just Eat Takeaway.com Share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes will be regarded as not having been cast.

No votes may be cast at a General Meeting in respect of the Just Eat Takeaway.com Shares that are held by Just Eat Takeaway.com or any of its subsidiaries.

The voting right attached to Just Eat Takeaway.com Shares encumbered with a right of pledge or right of usufruct will vest in the Just Eat Takeaway.com Shareholder, unless at the creation of the pledge or right of usufruct the voting right was granted to the pledgee or the holder of the right of usufruct, respectively.

Resolutions proposed at General Meetings are adopted by an absolute majority of the votes cast without a quorum requirement being applicable, unless provided otherwise by law or the Articles.

Amendment of the Articles

The Articles may be amended by the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The specific right in the Articles of Gribhold B.V. to make a binding nomination for one Supervisory Director cannot be amended without the prior written consent of Gribhold B.V. until the date such right has lapsed.

If a proposal to amend the Articles is to be made at a General Meeting, the notice convening the General Meeting will state so. A copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at Just Eat Takeaway.com's office for inspection by, and will be made available free of charge to, the Just Eat Takeaway.com Shareholders and the persons having the rights conferred by Dutch law upon holders of depositary receipts issued with a company's cooperation for shares in its capital, from the date on which notice of the General Meeting is given until the conclusion of the General Meeting.

Major Transactions and Dissolution

Resolutions of the Management Board regarding significant changes in the identity or nature of Just Eat Takeaway.com or its business must be approved by the Supervisory Board and the General Meeting. Significant changes in the identity or nature of Just Eat Takeaway.com or its business include in any event:

(i)	transferring the business enterprise or practically the entire business enterprise to a third party;

(ii)
concluding or cancelling any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and

(iii)
acquiring or disposing of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of Just Eat Takeaway.com, by Just Eat Takeaway.com or any of its subsidiaries.

The resolution to dissolve Just Eat Takeaway.com may only be adopted by the General Meeting upon a proposal of the Management Board, which proposal has been approved by the Supervisory Board. On the dissolution of Just Eat Takeaway.com, the liquidation shall be carried out by the Management Board under the supervision of the Supervisory Board, unless otherwise resolved by the General Meeting.

The balance remaining after satisfaction of the Company's debts shall be, in accordance with the provisions of Section 2:23b BW, for the benefit of the Just Eat Takeaway.com Shareholders in proportion to the nominal value amount of Just Eat Takeaway.com Shares held by each of them.

Exchange Controls and other Provisions relating to non-Dutch Shareholders

Under Dutch law, subject to the 1977 Sanction Act (Sanctiewet 1977) or otherwise by international sanctions, there are no exchange control restrictions on investments in, or payments on, Just Eat Takeaway.com Shares (except as to cash amounts). There are no special restrictions in the Articles or Dutch law that limit the right of Just Eat Takeaway.com Shareholders, who are not citizens or residents of the Netherlands, to hold or vote on Just Eat Takeaway.com Shares.

Information Incorporated by Reference

The table below sets outs sections of the 2020 Annual Report, 2019 Annual Report and 2018 Annual Report which contain information regarding Just Eat Takeaway.com's history of share capital, which are incorporated by reference in this Prospectus.

Topic	2020 Annual Report	2019 Annual Report	2018 Annual Report
History of Share Capital	pp. 217-219 ("Note 20 – Equity")	pp. 177-180 ("Note 19 –Capital and reserves")	pp. 153-163 ("Note 20 –Capital and reserves")
Options rights on shares	pp. 217-219 ("Note 20 – Equity")	pp. 177-180 ("Note 19 –Capital and reserves")	pp. 153-163 ("Note 20 –Capital and reserves")

COMPARISON OF SHAREHOLDER RIGHTS

Just Eat Takeaway.com is a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands. Grubhub is a Delaware corporation, subject to Delaware law, including the provisions of the DGCL. If the mergers are completed, each Grubhub Share will automatically be converted into the right to receive the merger consideration, consisting of a number of New Just Eat Takeaway.com ADSs representing 0.6710 of a New Just Eat Takeaway.com Share. As a result, Grubhub Stockholders who become Just Eat Takeaway.com Shareholders will have their rights as shareholders governed by, among other things, the laws of the Netherlands and the Articles, which differ from Delaware law and the Grubhub certificate of incorporation and the Grubhub bylaws.

Set forth below are the material differences between the rights of a Just Eat Takeaway.com Shareholder under the Articles and the BW, on the one hand, and the rights of a Grubhub Stockholder under the Grubhub certificate of incorporation, the Grubhub bylaws and the DGCL, on the other hand. This overview also includes a limited description of certain provisions of the Listing Rules and the Disclosure Guidance and Transparency Rules for informational purposes only, but does not purport to be a complete summary of the Listing Rules or the Disclosure Guidance and Transparency Rules. This overview does not reflect any temporary COVID-19 related rules or regulations.

The following summary does not, other than a limited description of certain provisions of the Listing Rules and the Disclosure Guidance and Transparency Rules as mentioned above, reflect any rules that may apply to Just Eat Takeaway.com or Grubhub based on their respective shares' listing venue in connection with the matters discussed, nor certain agreements unless expressly stated. As such, the rules of Nasdaq, Euronext Amsterdam and the London Stock Exchange are generally not reflected.

This summary does not purport to be a complete summary of all those differences, or a complete description of the specific provisions referred to in this summary. The identification of specific differences is not intended to indicate that other equally significant or more significant differences do not exist.

Just Eat Takeaway.com	Grubhub

Authorized Capital

The authorized share capital of Just Eat Takeaway.com amounts to 16,000,000 euro, divided into 400,000,000 ordinary shares, nominal value 0.04 euro.
Common Stock. Grubhub is authorized to issue up to 500,000,000 shares of common stock, par value $0.0001 per share.

Preferred Stock. Grubhub is authorized to issue up to 25,000,000 shares of undesignated preferred stock, par value $0.0001 per share.

The Grubhub certificate of incorporation empowers the Grubhub Board, or any authorized committee thereof, to issue one or more series of undesignated preferred stock and establish or change from time to time the number of shares of each such series and to fix the designations, powers, preferences and other rights of the shares of each series and any qualifications, limitations and restrictions thereof. As of the record date, Grubhub does not have any preferred stock issued and outstanding.

Size, Classification and Term of Board of Directors

Pursuant to the Articles, Just Eat Takeaway.com has a two-tier governance system consisting of the Management Board and Supervisory Board.

Under Dutch law, the Management Board is collectively responsible for the management and the strategy, policy and operations of the company. The Supervisory Board is responsible for supervising the conduct of and providing advice to the management board and for supervising the business generally. Furthermore, each member of the Management

The Grubhub certificate of incorporation and bylaws provide that only the Grubhub Board may fix the number of directors by resolution of the Grubhub Board. There are currently nine directors on the Grubhub Board. The Grubhub certificate of incorporation and bylaws do not provide for a minimum or maximum number of directors.

Board and the Supervisory Board has a duty to act in the corporate interest of the company and the business connected with it. Under Dutch law, the corporate interest extends to the interests of all corporate stakeholders, such as shareholders, creditors, employees, customers and suppliers. The duty to act in the corporate interest of the company also applies in the event of a proposed sale or break-up of the company, whereby the circumstances generally dictate how such duty is to be applied.

Pursuant to the Articles, the Management Board consists of two or more members. The Supervisory Board consists of at least three members. The Supervisory Board determines the exact number of Managing Directors and Supervisory Directors. The Supervisory Directors must be natural persons.

Managing Directors and Supervisory Directors are appointed for a term up to, at the latest, the end of the annual General Meeting of Just Eat Takeaway.com held in the calendar year following the calendar year of appointment, or, in case a Managing Director or Supervisory Director is appointed upon a binding nomination, the term set out in such nomination. In each case, in no instance shall the term of appointment of a Managing Director or Supervisory Director end for as long as such resignation would result in no Managing Directors or Supervisory Directors, respectively, being in office.

The members of the Grubhub Board are divided into three staggered classes, each serving for three-year terms.

Directors elected to succeed those directors whose terms expire shall be elected for a term of office to expire at the third succeeding annual meeting of stockholders after their election.

Notwithstanding the foregoing, the directors elected to each class shall hold office until their successors are duly elected and qualified or until their earlier resignation, death or removal.

Nomination and Election of Directors

The Articles provide that the Managing Directors are appointed by the General Meeting upon a binding nomination of the Supervisory Board.

If no nomination has been made by the Supervisory Board within sixty days after it has been requested to do so by the Management Board, this must be stated in the notice of the General Meeting at which the appointment shall be considered and the Management Board will make a non-binding nomination. If no nomination has been made by the Management Board, this must be stated in the notice of the General Meeting at which the appointment shall be considered and the General Meeting may appoint a Managing Director at its discretion by an absolute majority of the votes cast.

The Supervisory Directors are appointed by the General Meeting upon a binding nomination of the Supervisory Board, provided that one Supervisory Director shall be appointed upon a binding nomination by Gribhold B.V. until the date it becomes public information by means of the AFM register that Gribhold B.V. holds less than 10% of the issued Just Eat Takeaway.com Shares.

Notwithstanding the foregoing, the General Meeting may, at all times, by a resolution adopted by at least an absolute majority of the votes cast, such majority representing more than one-third of the issued share capital of Just Eat Takeaway.com, overrule a binding nomination. If the General Meeting overrules a binding nomination, a new General Meeting shall be convened and the party who made the initial binding nomination shall make a new binding nomination. In case a binding nomination is not overruled due to a majority of votes being cast against appointment,

The Grubhub bylaws provide that director nominations may only be brought before a meeting of stockholders either (i) by or at the direction of the Grubhub Board or (ii) in the case of an annual meeting or a special meeting at which the Grubhub Board has determined that directors will be elected, by a stockholder of record at the time of giving the stockholder's notice who is entitled to vote at the meeting and who has provided timely notice of their proposal in writing to Grubhub's corporate secretary and has otherwise complied with the notice procedures that are provided in the Grubhub bylaws.

The Grubhub bylaws provide that directors be elected at a meeting of stockholders where a majority of the shares entitled to vote are present in person or by proxy, by a plurality of the votes properly cast. The Grubhub bylaws provide that directors be elected at a meeting of stockholders where a majority of the shares entitled to vote are present in person or by proxy, by a plurality of the votes properly cast.

such majority representing no more than one-third of the issued share capital of Just Eat Takeaway.com, no second meeting as referred to in Section 2:120(3) BW will be convened.

Removal of Directors

Pursuant to the Articles, the Supervisory Board may propose to the General Meeting the suspension or dismissal of a Managing Director or Supervisory Director.

If the suspension or dismissal of a Managing Director or Supervisory Director was proposed to the General Meeting by the Supervisory Board, the resolution is adopted by an absolute majority of the votes cast without a quorum required. In all other cases, the General Meeting may only suspend or dismiss a Managing Director or Supervisory Director with an absolute majority of the votes cast, such majority representing more than one-third of the issued share capital.

The Supervisory Board may also at all times suspend but not dismiss a Managing Director.

The Articles provide that a General Meeting must be held within three months after a suspension of a Managing Director or Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months for Managing Directors and two months for Supervisory Directors, taking into account the majority and quorum requirements described above. The suspended Managing Director and Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Managing Director or Supervisory Director, the suspension will terminate after the suspension period has expired.

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation provides that a director may only be removed from office for cause by the affirmative vote of the holders of 75% or more of the outstanding shares of capital stock then entitled to vote at an election of directors. Written notice of any proposed removal and the alleged grounds thereof must be sent to the director whose removal is to be considered at least 45 days prior to the annual or special meeting at which the removal is to be considered.

Vacancies on the Board of Directors

The Articles provide that if one or more Managing Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Managing Directors, the remaining Managing Directors will temporarily be in charge of the management of Just Eat Takeaway.com, without prejudice to the right of the Supervisory Board to appoint a temporary Managing Director to replace the Managing Director concerned.

If all Managing Directors are prevented from acting or there are vacancies for all Managing Directors, the Supervisory Board will temporarily be in charge of the management of Just Eat Takeaway.com; the Supervisory Board will be authorized to designate one or more temporary Managing Directors.

If one or more Supervisory Directors are prevented from acting, or in the case of a vacancy or vacancies for one or more Supervisory Directors, the remaining Supervisory Directors will temporarily be in charge of the supervision, without prejudice to the right of the General Meeting to appoint a temporary Supervisory

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation provides that all vacancies in the Grubhub Board (including by reason of an increase in the size of the Grubhub Board) are to be filled solely by vote of a majority of the remaining directors then in office, even if less than a quorum. Any director appointed by reason of a vacancy shall hold office for the remainder of the term of the class of director in which the vacancy occurred.

Director to replace the Supervisory Director concerned.
Voting Rights — Generally

The Articles provide that each Just Eat Takeaway.com Share confers the right to cast one vote at the General Meeting. Blank votes and invalid votes will be regarded as not having been cast.

No votes may be cast at the General Meeting in respect of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com or any of its subsidiaries.

The voting right attached to Just Eat Takeaway.com Shares encumbered with a right of pledge or right of usufruct will vest in the Just Eat Takeaway.com Shareholder, unless at the creation of the pledge or right of usufruct the voting right was granted to the pledgee or the holder of the right of usufruct, respectively.

Common Stock: Subject to the rights, powers and preferences of the undesignated preferred stock or as otherwise provided by law or in the Grubhub certificate of incorporation, the Grubhub certificate of incorporation and bylaws grant Grubhub Stockholders the exclusive right to vote for the election of directors and on all other matters requiring stockholder action. All matters other than the election of directors are determined by a majority of the votes properly cast for and against such matter, unless otherwise specified by the Grubhub certificate of incorporation or bylaws, Delaware law or the rules or regulations of an exchange upon which the securities of Grubhub are listed. Each Grubhub Stockholder is entitled to one vote per share on all matters brought before the Grubhub Stockholders.

Undesignated Preferred Stock: No undesignated preferred stock has been issued to date. The Grubhub certificate of incorporation grants the Grubhub Board the power to set or change the voting powers, preferences and the relative, participating, optional or other special rights of the shares of each series of undesignated preferred stock and any qualifications, limitations and restrictions for each series of undesignated preferred stock once issued.

Shareholder / Stockholder Quorum

Pursuant to Dutch law, resolutions proposed at General Meetings are adopted by an absolute majority of the votes cast without a quorum requirement being applicable, unless Dutch law or the Articles provide otherwise.

A majority of the shares entitled to vote, present in person or represented by proxy, shall constitute a quorum at any meeting of stockholders. If less than a quorum is present at a meeting, the holders of voting stock representing a majority of the voting power present at the meeting or the presiding officer may adjourn the meeting from time to time, and the meeting may be held as adjourned without further notice, other than an announcement at the meeting at which the adjournment is taken of the hour, date and place, if any, to which the meeting is adjourned and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting. If, however, the adjournment is for more than thirty (30) days from the meeting date, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting shall be given to each stockholder of record entitled to vote thereat and each stockholder who, by law or under the certificate of incorporation or bylaws of Grubhub is entitled to such notice.

At such adjourned meeting at which a quorum is present, any business may be transacted which might have been transacted at the meeting as originally noticed. The stockholders present at a duly constituted meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

Shareholder / Stockholder Action by Written Consent

The Articles provide that Just Eat Takeaway.com Shareholders (as well as holders of a right of usufruct and holders of a right of pledge with voting rights) may also adopt any resolutions which they may adopt at a General Meeting without holding a meeting, provided that the resolution is adopted in writing by the unanimous vote of all Just Eat Takeaway.com Shareholders (as well as holders of a right of usufruct and holders of a right of pledge with voting rights). Resolutions cannot be adopted outside a meeting if registered depositary receipts for Just Eat Takeaway.com Shares have been issued with Just Eat Takeaway.com's cooperation.

The Grubhub certificate of incorporation provides that actions by stockholders must be effected at a duly called annual or special meeting of stockholders and may not be taken or effected by a written consent of stockholders in lieu thereof.

Amendment of Just Eat Takeaway.com's Articles and Grubhub's Certificate of Incorporation and Bylaws

The Articles may be amended by the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The specific right in the Articles of Gribhold B.V. to make a binding nomination for one Supervisory Director cannot be amended without the prior written consent of Gribhold B.V. until the date on which such right has lapsed.

Pursuant to Dutch law, the notice convening a General Meeting must state when a proposal to amend the Articles is to be made to the General Meeting and a copy of the proposal, including the verbatim text thereof, shall be deposited and kept available at Just Eat Takeaway.com's office for inspection (free of charge) by the Just Eat Takeaway.com Shareholders and the persons having the rights conferred by Dutch law upon holders of depositary receipts issued with a company's cooperation for shares in its capital, until the conclusion of the General Meeting.

From the day of deposit until the day of the General Meeting, a Just Eat Takeaway.com Shareholder shall, on application, be provided with a copy of the proposal free of charge.

Any amendment of the Articles shall be laid down in a notarial deed.

Under the Listing Rules, a circular to shareholders about proposed amendments to the Articles must include an explanation of the effect of the proposed amendments and either the full terms of the proposed amendments, or a statement that the full terms will be available for inspection: (i) from the date of sending the circular until the close of the General Meeting at a place in or near the City of London (or such other place as the FCA may determine); and (ii) at the place of the General Meeting for at least 15 minutes before and during the meeting.

Certificate of Incorporation

Amendments to the Grubhub certificate of incorporation must be approved by the holders of at least a majority of the outstanding shares entitled to vote on the amendment, and if applicable, by the holders of at least a majority of the outstanding shares of each class entitled to vote on the amendment as a class at a duly constituted meeting of stockholders called expressly for such purpose. The Grubhub certificate of incorporation further provides that any amendment or repeal of Article V (Stockholder Action), Article VI (Directors), Article VII (Limitation of Liability), Article VIII (Exclusive Jurisdiction of Delaware Law), Article IX (Amendment of Bylaws), Article X (Amendment of Certificate of Incorporation), Article XI (Business Combinations) must be approved by the affirmative vote of the holders of not less than 75% of the outstanding shares entitled to vote on the amendment, and if applicable, the holders of not less than 75% of the outstanding shares of each class entitled to vote on the amendment as a class.

Bylaws

Any amendment or repeal, in whole or in part, of the Grubhub bylaws, or the adoption of new bylaws must be approved by either (i) the affirmative vote of a majority of the directors then in office or (ii) the affirmative vote of the holders of 75% of the outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class; provided, that if the Grubhub Board recommends that stockholders approve such amendment or repeal, only the affirmative vote of the holders of a majority of outstanding shares of capital stock entitled to vote on such amendment or repeal, voting together as a single class, is required.

Advance Notice Requirements for Stockholder / Shareholder Proposals

Pursuant to the Articles and Dutch law, notice of a General Meeting must be given by the Management Board or Supervisory Board with due observance of	Pursuant to the Grubhub bylaws, notice of annual meetings or special meetings will be given not less a notice period of at least 42 days prior to the date of the General Meeting.

Just Eat Takeaway.com Shareholders (individually or collectively) representing at least 3% of Just Eat Takeaway.com's issued share capital will be entitled to, subject to general Dutch corporate law, include items on the agenda of any General Meeting. Pursuant to Dutch law, the request must be reasoned and must be received by Just Eat Takeaway.com at the latest 60 days before the date of the General Meeting.

than 10 nor more than 60 days before the annual meeting or special meeting.

The Grubhub bylaws provide that in general, to bring a matter before an annual meeting or to nominate a candidate for director, a Grubhub Stockholder must give notice of the proposed matter or nomination not less than 90 days and not more than 120 days prior to the first anniversary of the preceding year's annual meeting or, in the case of nominations of directors at a special meeting called by the Grubhub Board for such purpose, no later than 90 days prior to the scheduled date of such special meeting or 10 days after the public announcement of the date of the special meeting. In the event that the date of the annual meeting is more than 30 days before or more than 60 days after such anniversary date, or if no annual meeting was held in the previous year, notice must be delivered no later than 90 days prior to the scheduled date of such annual meeting or 10 days after the day on which public announcement of the date of the annual meeting is made. Grubhub Stockholders are obligated to update and supplement notices given in respect of matters to be brought before an annual meeting.

The Grubhub Stockholder's notice shall set forth: (i) as to each person whom the Grubhub Stockholder proposes to nominate, all information relating to such person that would be required to be disclosed in solicitation of proxies for election, pursuant to Regulation 14A under the Exchange Act, or as to any other business, a brief description of the business desired to be brought before the meeting, the reasons for conducting such business at the meeting and any material interest of the proposing person, (ii) information on the Grubhub Stockholder giving the notice and any other persons involved in the proposal, (iii) a description of all agreements by and among the Grubhub Stockholder proposing the action and any other person pertaining to the nomination or business proposed to be brought before the meeting and (iv) a statement whether or not the Grubhub Stockholder giving the notice will deliver a proxy statement and form of proxy to holders of, in the case of a business proposal, at least the percentage of voting power of all the shares of capital stock of Grubhub required under applicable law to approve the proposal or, in the case of a nomination or nominations, at least the percentage of voting power of all the shares of capital stock of Grubhub reasonably believed by such Grubhub Stockholder to be sufficient to elect the nominee or nominees.

Right to Call a Special Meeting of Shareholders / Stockholders

An extraordinary general meeting of Just Eat Takeaway.com will, subject to the below, be convened by the Management Board or Supervisory Board.

Dutch law provides that Just Eat Takeaway.com Shareholders (individually or collectively) representing at least one-tenth of Just Eat Takeaway.com's issued share capital (which includes, for the purposes of this action, holders of depository receipts for shares issued in collaboration

Subject to the rights, powers and preferences of the undesignated preferred stock, the Grubhub certificate of incorporation and bylaws provide that a special meeting of the stockholders may only be called by resolution of the Grubhub Board approved by the affirmative vote of a majority of the directors then in office.

with Just Eat Takeaway.com) may request the Management Board or Supervisory Board to convene an extraordinary general meeting of Just Eat Takeaway.com. Such request must be made in writing (which requirement is also fulfilled if the request is recorded electronically) and set out in detail the subjects which the applicants wish to be discussed.

If neither the Management Board nor Supervisory Board has taken the necessary measures so that the General Meeting could be held within the statutory term, which given Just Eat Takeaway.com's current listings is currently 8 weeks after such request, the applicants may convene a General Meeting themselves in case authorized so by the provisional relief judge (voorzieningenrechter) upon their request. After hearing or summoning Just Eat Takeaway.com to appear in court the judge can grant the relief. The judge shall determine the formal procedure and the period to convene the General Meeting. The judge may also appoint someone who will be charged to lead the General Meeting.

Indemnification and Advancement of Expenses; Director and Officer Liability

Unless Dutch law provides otherwise, each current and former Managing Director and Supervisory Director will be reimbursed for (a) the reasonable costs of conducting a defense against claims based on acts or failures to act in the exercise of their duties or any other duties currently or previously performed by them at the request of Just Eat Takeaway.com, (b) any damages or fines payable by them as a result of an act or failure to act as referred to under (a), and (c) the reasonable costs of appearing in other legal proceedings or investigations in which they are involved as current or former Managing Directors or Supervisory Directors, with the exception of proceedings primarily aimed at pursuing a claim on their own behalf.

There shall be no entitlement to reimbursement, as referred to above, if and to the extent that: (a) a Dutch court or, in the event of arbitration, an arbitrator has established in a final and conclusive decision that the act or failure to act of the person concerned can be characterized as willful (opzettelijk) or grossly negligent (grove schuld) misconduct, unless Dutch law provides otherwise or this would, in view of the circumstances of the case, be unacceptable according to standards of reasonableness and fairness; or (b) the costs or financial loss of the person concerned are covered by insurance and the insurer has paid out the costs or financial loss. Just Eat Takeaway.com and certain of its subsidiaries have entered into indemnification agreements with Managing Directors and Supervisory Directors and officers. Just Eat Takeaway.com has purchased directors' and officers' liability insurance for the Managing Directors and Supervisory Directors and certain other officers, substantially in line with that purchased by similarly situated companies conducting business in the same sector.

The Grubhub certificate of incorporation provides that no Grubhub director shall be personally liable to Grubhub or its stockholders for monetary damages for breach of his or her fiduciary duty as a director, except for liability (a) for any breach of the director's duty of loyalty to Grubhub or its stockholders, (b) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (c) under Section 174 of the DGCL (relating to unlawful payment of dividends or unlawful stock purchase or redemption) or (d) for any transaction from which the director derived an improper personal benefit. If the DGCL is amended after the effective date of the Grubhub certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a Grubhub director shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

The Grubhub bylaws provide that Grubhub will indemnify and hold harmless each director and officer of Grubhub to the fullest extent permitted by the DGCL, including against any and all expenses and liabilities that are incurred or paid by directors or officers in connection with any proceeding or any claim in which such director or officer is, or is threatened to be made, a party by reason of such director or officer's corporate status, so long as the director or officer acted in good faith and in a manner reasonably believed to be in or not opposed to the best interest of Grubhub and, with respect to any criminal proceeding, had no reasonable cause to believe the conduct was unlawful, provided that, in the case of any derivative actions brought on behalf of Grubhub, no indemnification shall be made in respect of any proceeding or any claim, issue or matter as to which such director or officer shall have been finally adjudged by a court of competent jurisdiction to be liable to Grubhub (unless, and only to the extent, the court in which such proceeding was brought shall determine upon application that such director or officer is fairly and reasonably entitled to such indemnification). Notwithstanding the foregoing, Grubhub shall indemnify any director or officer seeking indemnification in connection with a proceeding initiated by such director or officer only if such proceeding was authorized in advance by the Grubhub Board, unless such proceeding was brought to enforce such director's or officer's rights to indemnification or advancement of expenses under the Grubhub bylaws.

If the DGCL is amended after the effective date of the Grubhub bylaws to permit Grubhub to provide broader indemnification rights, then Grubhub shall indemnify and hold harmless each director and officer of Grubhub to fullest extent authorized by the DGCL as so amended.

The Grubhub bylaws further provide that Grubhub shall advance expenses incurred by a Grubhub director, and may advance expenses incurred by a Grubhub officer, in connection with any proceeding in which such director or officer, as applicable, is involved by reason of fact that such indemnitee is or was a director or officer, as applicable, of Grubhub, but only upon receipt of an undertaking by the indemnitee to repay all amounts so advanced if it should be ultimately determined that the indemnitee is not entitled to indemnification for such expenses.

Appraisal and Dissenters' Rights

Dutch law only provides appraisal rights in the context of a cross-border merger within the European Economic Area: to the extent that the acquiring company in a cross-border merger is organized under the laws of another member state of the European Economic Area, a shareholder of a Dutch company that will disappear in such merger who has voted against the cross-border merger may file a claim with the Dutch company for compensation instead of receiving shares in the share capital of the acquiring company.

No such rights will be available to Just Eat Takeaway.com Shareholders in connection with the Transaction.

Under Section 262 of the DGCL a stockholder of a Delaware corporation generally has appraisal rights in connection with certain mergers or consolidations in which the corporation is participating, subject to specified procedural requirements. The DGCL does not confer appraisal rights, however, if the corporation's stock is either (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders. Even if a corporation's stock meets these requirements, the DGCL still provides appraisal rights if stockholders of the corporation are required to accept for their stock in certain mergers or consolidations anything other than:

•      shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

•     shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

•      cash in lieu of fractional shares or fractional depository receipts described in the foregoing; or

•      any combination of the foregoing.

In accordance with the DGCL, no appraisal rights are available to Grubhub Stockholders in connection with the Transaction.

Squeeze-out Proceedings

Pursuant to Dutch law, a Just Eat Takeaway.com Shareholder who for his or her own account contributes at least 95% of Just Eat Takeaway.com's issued share capital may initiate proceedings against the minority Just Eat Takeaway.com Shareholders jointly for the transfer of their Just Eat Takeaway.com Shares to that majority shareholder. The proceedings will be conducted before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each minority shareholder in accordance with Dutch law. If the Enterprise Chamber grants the claim for a squeeze-out, it will determine the price to be paid for the Just Eat Takeaway.com Shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the Just Eat Takeaway.com Shares.

Under Section 253 of the DGCL, in a process known as a "short form" merger, a corporation that owns at least 90% of the outstanding shares of each class of stock of another corporation may either merge the other corporation into itself and assume all of its obligations or merge itself into the other corporation without stockholder approval by executing, acknowledging and filing with the Secretary of State of the State of Delaware a certificate of such ownership and merger setting forth a copy of the resolution of its board authorizing such merger. If the parent corporation is a Delaware corporation that is not the surviving corporation, the merger also must be approved by a majority of the outstanding stock of the parent corporation entitled to vote thereon. If the parent corporation does not own all of the stock of the subsidiary corporation immediately prior to the merger, the minority stockholders of the subsidiary corporation party to the merger may have appraisal rights as set forth in Section 262 of the DGCL.

Dividends

The Articles provide that distributions of profit, meaning the net earnings after taxes shown by the adopted annual accounts, shall be made after the adoption of the annual accounts by the General Meeting from which it appears that they are permitted.

Under Dutch law, Just Eat Takeaway.com may make distributions on Just Eat Takeaway.com Shares only to the extent that the Just Eat Takeaway.com Shareholders' equity exceeds the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

Interim dividends may be declared as provided in the Articles and may be distributed provided that an interim statement of assets and liabilities drawn up in accordance with the statutory requirements shows that Just Eat Takeaway.com Shareholders' equity exceeds, by an amount at least equal to the amount of the interim dividend, the sum of the paid-up and called-up part of the capital and the reserves which must be maintained under Dutch law.

Pursuant to the Articles, the Management Board may determine, with the approval of the Supervisory Board, that all or part of the profit shall be added to the reserves of the company. The allocation of profits accrued in a financial year remaining after the determination of the amount of the profits to be added to the reserves, as referred to above, shall be determined by the General Meeting.

The Grubhub certificate of incorporation provides that dividends may be declared and paid or set aside for payment upon Grubhub Shares out of any assets or funds legally available for the payment of dividends. Dividends may only be declared by the Grubhub Board or an authorized committee thereof.

Under Section 170 of the DGCL, the directors of a Delaware corporation may declare and pay dividends out of its surplus or, if there is no surplus, out of its net profits for the fiscal year as long as the amount of capital of the corporation after the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having preference upon the distribution of assets.

Required Shareholder / Stockholder Votes for Certain Transactions

Pursuant to the Articles and Dutch law, the approval of the Supervisory Board and the General Meeting is required for resolutions of the Management Board regarding a significant change in the identity or nature
Under Section 251 of the DGCL, certain fundamental changes, such as, inter alia, amendments to the certificate of incorporation or a merger (in which the number of shares of of Just Eat Takeaway.com or its business enterprise, including in any event to:

(i)   transfer the business enterprise or practically the entire business enterprise to a third party;

(ii)  conclude or cancel any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and

(iii) acquire or dispose of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of Just Eat Takeaway.com, by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary.

In addition, the Listing Rules set out requirements for Just Eat Takeaway.com Shareholders to approve: (i) certain larger "significant" transactions which exceed certain "class test" ratios (commonly referred to as "Class 1 transactions"); (ii) certain indemnity and break fee arrangements; and (iii) certain larger "related party" transactions – see "Related Party Transactions" below. Companies with a premium listing on the UK Official List must also comply with the requirements of Listing Rule 10.5 (Class 1 requirements) in relation to a "reverse takeover."

common stock of a Delaware corporation issued in connection with the merger exceeds 20% of its stock outstanding immediately prior to the effective date of the merger) must be approved by the affirmative vote of the holders of a majority of the outstanding stock present in person or represented by proxy and entitled to vote on the matter.

Under Section 271 of the DGCL, a sale, lease or exchange of all or substantially all of a Delaware corporation's assets must be approved by the affirmative vote of the holders of a majority of the outstanding stock present in person or represented by proxy and entitled to vote on the matter.

Antitakeover Statutes and Certain Certificate of Incorporation Provisions

Dutch law does not generally prohibit a publicly held Dutch company from engaging in a business combination with a person or group owning 15% or more of the shares of such Dutch company. However, see "Related Party Transactions" below.

Section 203 of the DGCL generally prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder unless:

•     prior to such transaction, the corporation's board of directors approved either the business combination or the transaction in which the stockholder became an interested stockholder;

•    upon completion of such transaction, the interested stockholder owns at least 85% of the outstanding voting stock (with certain exclusions); or

•     at the time or after the person became an interested stockholder, the business combination was approved by the corporation's board of directors and authorized by a vote of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

A "business combination" includes mergers, asset sales, stock sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is defined as an entity or person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) beneficially owning 15% or more of the outstanding voting stock of the corporation, based on voting power, and any entity or person affiliated with or controlling or controlled by such an entity or person.

A Delaware corporation may opt out of Section 203. Grubhub has not so opted.

Issuance of Shares

Pursuant to the Articles, Just Eat Takeaway.com Shares are issued pursuant to a resolution of the Management Board that has been approved by the Supervisory Board, provided that the Management Board has been authorized to do so by a resolution of the General Meeting for a specific period not exceeding five years.

If and insofar as the Management Board is not authorized, as referred to above, the General Meeting is entitled to resolve to issue Just Eat Takeaway.com Shares upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board.

Among other things, the Listing Rules contain a set of obligations applicable to Just Eat Takeaway.com related to particular equity transactions. In particular, they set out the requirements relating to rights issues, placings and other offers of securities, including a restriction when making an open offer or placing or issuing shares out of treasury that prohibits applying a discount of more than 10% to the middle market price of such shares at the time of announcement of the securities offering (unless shareholder approval has been obtained).

The DGCL provides that the Grubhub Board may issue additional shares of Grubhub capital stock up to the amount authorized in its certificate of incorporation, from time to time, to any person and for such consideration as the Grubhub Board may determine without the requirement of further action by Grubhub Stockholders, except as required by the rules and regulations of the NYSE.

Pursuant to the DGCL, the resolution authorizing the issuance of capital stock may provide that the stock be issued in one or more transactions, in such numbers and at such times as set forth in the resolution. The Grubhub Board may also determine the amount of consideration for which shares may be issued by setting a minimum amount or approving a formula by which such shares may be issued.

Pre-emptive Rights

The Articles provide that, upon the issuance of Just Eat Takeaway.com Shares, each Just Eat Takeaway.com Shareholder has a right to acquire newly issued Just Eat Takeaway.com Shares in proportion to the aggregate nominal value of his or her Just Eat Takeaway.com Shares, it being understood that this pre-emptive right shall not apply to: (a) Just Eat Takeaway.com Shares that are issued to employees of Just Eat Takeaway.com or employees of a group company of Just Eat Takeaway.com and (b) Just Eat Takeaway.com Shares that are issued that are paid for in kind. Just Eat Takeaway.com Shareholders shall also have a pre-emptive right in respect of the grant of rights to subscribe for Just Eat Takeaway.com Shares, but not to Just Eat Takeaway.com Shares which are issued to a person exercising a right to subscribe for Just Eat Takeaway.com Shares previously granted. The sale of Just Eat Takeaway.com Shares held by Just Eat Takeaway.com is subject to similar pre-emptive rights.

Pursuant to the Articles, pre-emptive rights may be limited or excluded by a resolution of the General Meeting upon the proposal of the Management Board, which proposal has been approved by the Supervisory Board. The Management Board is authorized to resolve, subject to the approval of the Supervisory

There are no provisions in the Grubhub certificate of incorporation or bylaws that grant pre-emptive rights to Grubhub Stockholders.

Board, on the limitation or exclusion of the pre-emptive right if and to the extent the Management Board has been designated by the General Meeting, for a maximum period of five years.

Just Eat Takeaway.com Shareholders are also entitled to the benefit of pre-emptive rights as provided for under the Listing Rules. The pre-emptive provisions of the Listing Rules provide that a listed company proposing to issue equity securities (or sell treasury shares that are equity shares) for cash must first offer those equity securities in proportion to their existing holdings to: (i) existing holders of that class of equity shares (other than the listed company itself by virtue of it holding treasury shares); and (ii) holders of other equity shares of the listed company who are entitled to be offered them. These provisions do not apply to Just Eat Takeaway.com in certain circumstances, including where a disapplication of statutory pre-emptive rights has been authorized by Just Eat Takeaway.com Shareholders in accordance with the Listing Rules and the issue of equity securities (or sale of treasury shares that are equity shares) by Just Eat Takeaway.com is within the terms of that authority.

A circular sent to shareholders in relation to a disapplication of the pre-emptive provisions of the Listing Rules must include: (i) a statement of the maximum amount of equity securities which that disapplication will cover; and (ii) if there is a general disapplication for equity securities for cash made otherwise than to existing shareholders in proportion to their existing holdings, the percentage which the amount generally disapplied represents of the total equity share capital in issue as at the latest practicable date before publication of the circular.

Repurchase of Shares

The Articles provide that Just Eat Takeaway.com may acquire Just Eat Takeaway.com Shares if and to the extent the General Meeting has authorized the Management Board for this purpose and with due observance of applicable statutory provisions. Pursuant to Dutch law, the authorization will only be valid for a specific period not exceeding 18 months. The resolution of the Management Board to acquire fully paid-up Just Eat Takeaway.com Shares is subject to the approval of the Supervisory Board.

The above referred authorization of the General Meeting is not required if Just Eat Takeaway.com acquires fully paid-up Just Eat Takeaway.com Shares (i) for no consideration or (ii) for the purpose of transferring those shares under an applicable employee stock purchase plan, to employees of Just Eat Takeaway.com or a group company of Just Eat Takeaway.com, provided those shares are quoted on the official list of any stock exchange.

The Listing Rules require, among other things, that purchases of 15% or more of any class of Just Eat Takeaway.com's share capital (excluding any treasury shares) pursuant to a general authority by the Just Eat Takeaway.com Shareholders must be by way of a tender offer to all shareholders of that class. In addition, where Just Eat Takeaway.com proposes to purchase Just Eat Takeaway.com Shares from a related party (whether directly or through

Under the DGCL, a corporation may not purchase or redeem its own shares of capital stock for cash or other property when the capital of the corporation is impaired or when such purchase or redemption would cause any impairment of the capital of the corporation, except as it relates to a note, debenture or other obligation of a corporation given by it as consideration for its acquisition by purchase, redemption or exchange of its shares of stock if at the time such note, debenture or obligation was delivered by the corporation its capital was not then impaired or did not thereby become impaired.

intermediaries), it must comply with its obligations under Chapter 11 of the Listing Rules (see "Related Party Transactions" below), unless: (i) a tender offer is made to all holders of the class of securities; or (ii) in the case of a market purchase pursuant to a general authority granted by Just Eat Takeaway.com Shareholders, it is made without prior understanding, arrangement or agreement between Just Eat Takeaway.com and any related party.

Fiduciary Duties

Under Dutch law:

•    a management board as a collective is responsible for the management, strategy, policy and operations. A management board manages the day-to-day business and operations and implements the strategy;

•     a supervisory board carries out the supervision of the policies of the management board and of the general course of the company's affairs and its business enterprise. The supervisory board supports the management board with advice;

•      in fulfilling their tasks, managing and supervisory directors are guided by interests of the company and its business enterprise; and

•     the corporate interests extend to the interests of all stakeholders, such as shareholders, creditors, employees, consumers and suppliers.

Under Delaware law:

•      Directors and officers must act in good faith, with due care, and in the best interest of the corporation and all of its stockholders.

•      Directors and officers must refrain from self-dealing, usurping corporate opportunities and receiving improper personal benefits.

•      Decisions made by directors and officers on an informed basis, in good faith and in the honest belief that the action was taken in the best interest of the corporation and its stockholders will be protected by the "business judgment rule."

Exclusive Forum

Not applicable.
The Grubhub certificate of incorporation provides that, unless Grubhub consents in writing to an alternative forum, the Court of Chancery of the State of Delaware is the sole and exclusive forum for any derivative actions brought on behalf of Grubhub, any claims for breach of fiduciary duty owed by a director, officer or employee of Grubhub, any claims arising pursuant to the DGCL, the Grubhub certificate of incorporation or the Grubhub bylaws and any claims against Grubhub governed by the internal affairs doctrine.

Corporate Opportunity

Under Dutch law, the corporate opportunity doctrine is not explicitly identified as such, but Dutch courts have ruled in various judgments that managing directors and supervisory directors taking for themselves a business opportunity that could benefit the corporation and that falls within the scope of the ordinary business of the corporation may under circumstances be held liable for mismanagement.

Under Delaware law, a corporate director or officer may not take a business opportunity for such director's or officer's own if: (i) the corporation is financially able to exploit the opportunity; (ii) the opportunity is within the corporation's line of business; (iii) the corporation has an interest or expectancy in the opportunity; and (iv) by taking the opportunity for such director's or officer's own, the corporate fiduciary will thereby be placed in a position inimical to such director's or officer's duties to the corporation.

Corporate Governance

Just Eat Takeaway.com is a public limited liability company under Dutch law. The rights of Just Eat Takeaway.com Shareholders are governed by Dutch and EU law, the Listing Rules,	The Grubhub certificate of incorporation, as amended from time to time, Grubhub's bylaws, and the DGCL govern the rights of Grubhub Stockholders.

the Disclosure Guidance and Transparency Rules and the Articles. The DCGC applies to Just Eat Takeaway.com, and Just Eat Takeaway.com applies the UK Corporate Governance Code as far as practicable.

Rights of Inspection

Under Dutch law, the Management Board and the Supervisory Board are required to provide the General Meeting with all information it requests, unless this would be contrary to Just Eat Takeaway.com's overriding interest.

Pursuant to Dutch law, each Just Eat Takeaway.com Shareholder may inspect: (i) the annual accounts of Just Eat Takeaway.com that are submitted to the General Meeting, (ii) the annual report of Just Eat Takeaway.com, (iii) a copy of any proposal to amend the Articles at the same time as the notice for the General Meeting referring to such proposals is published, (iv) the register of shareholders with regard to the Just Eat Takeaway.com Shares and (v) the record of resolutions adopted at the General Meetings of Just Eat Takeaway.com.

Each Just Eat Takeaway.com Shareholder may request a copy of or extract from the documents in (i), (ii), (iii), (iv) and (v) above, and each holder of Just Eat Takeaway.com Shares in registered form will be provided upon its request with written evidence of the content of the register of shareholders with regard to Just Eat Takeaway.com Shares registered in its name.

Under Section 220 of the DGCL, a stockholder or the stockholder's agent has a right to inspect the corporation's stock ledger, a list of all of its stockholders and its other books and records during the usual hours of business upon written demand stating the stockholder's purpose (which must be reasonably related to such person's interest as a stockholder). If the corporation refuses to permit such inspection or refuses to reply to the request within five business days of the demand, the stockholder may apply to the Delaware Court of Chancery for an order to compel such inspection.

The Grubhub bylaws provide that stockholder lists shall be made available for inspection at least 10 days prior to the date on which an annual or special meeting of stockholders is to be held.

Shareholder / Stockholder Suits
Under Dutch law, if a third party is liable to a Dutch public company, only the company can bring a civil action against that party. Individual shareholders do not have the right to bring an action on behalf of the company of which they are a shareholder. Only if the cause for the liability of a third party to the company also constitutes a wrongful act directly against a shareholder, does that shareholder have an individual action against such third party. Dutch law provides for the possibility to initiate such actions collectively. A foundation or association whose objective is to protect the rights of a group of persons having similar interests can commence a collective action.

If a director is liable to the company, for example, on the grounds of improper performance of his or her duties, only the company itself can bring a civil action against that director. Individual shareholders do not have the right to bring an action against the director on behalf of the company of which they are a shareholder.

Shareholders meeting certain thresholds and certain other stakeholders of the company can initiate inquiry proceedings with the Enterprise Chamber. Claimants may request an inquiry into the policy of the company and the conduct of its business. The Enterprise Chamber will only order an inquiry if a plaintiff can demonstrate that well-founded reasons exist to doubt the soundness of the policies of the company or the conduct of its business. The proceedings may only be initiated after the claimant has given the management board and supervisory board of the company advance

Pursuant to Delaware law, in any derivative suit instituted by a stockholder of a corporation, the complaint must aver that the plaintiff was a stockholder of the corporation at the time of the transaction of which the plaintiff complains or that such stockholder's stock thereafter devolved upon such stockholder by operation of law.

Pursuant to Delaware law, the complaint shall set forth with particularity the efforts of the plaintiff to obtain action by the board or the reasons for not making such effort.

Such action shall not be dismissed or compromised without the approval of the court.

In general, the stockholders must maintain stock ownership through the pendency of the derivative suit.

Under Delaware law, individual stockholders may have the ability to bring a class action on behalf of themselves or other similarly situated stockholders if they can show that the stockholders have suffered a direct injury that is distinct from any injury to the corporation, and if they satisfy the other requirements for a class action under applicable Delaware law. A stockholder class action, like an individual action, involves a claim that belongs directly to individual stockholders, instead of to the corporation, and typically is asserted by less than all of the injured written notice of its objections to the policy of the company or the conduct of the business. Ample time should be given to the company to examine the objections and to address the alleged issues stockholders as representatives of the group. All such class actions are governed by the Delaware chancery court by Rule 23(a) and 23(b) of the Court of Chancery rules and by Rule 23 of the Federal Rules of Civil Procedure, and by the case law interpreting those statutes.

Disclosure of Interests in Shares

Pursuant to the Dutch Financial Markets Supervision Act (Wet op het financieel toezicht), any person who, directly or indirectly, acquires or disposes of an actual or potential interest in the capital or voting rights of Just Eat Takeaway.com must immediately notify the AFM through the designated portal if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in Just Eat Takeaway.com reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the above mentioned thresholds as a result of a change in Just Eat Takeaway.com's total issued share capital or voting rights. Such notification must be made no later than the fourth trading day after the AFM has published Just Eat Takeaway.com's notification of the change in its issued share capital.

Managing Directors and Supervisory Directors need to notify their shareholdings upon appointment and each change in their shareholdings or the type of interest.

In addition, pursuant to the Disclosure Guidance and Transparency Rules and subject to certain exemptions, a person is required to disclose the percentage of his, her or its voting rights attributable to his, her or its holding of Just Eat Takeaway.com Shares (or deemed holding through his, her or its direct or indirect holding of related financial instruments) if the percentage of those voting rights reaches, exceeds or falls below certain thresholds pursuant to the Disclosure Guidance and Transparency Rules. The relevant thresholds for non-UK issuers are 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. The notification must be made to Just Eat Takeaway.com as soon as possible, but in any event no later than four trading days after the date on which the relevant person: (i) learns of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect; or (ii) is informed about events changing the breakdown of Just Eat Takeaway.com's voting rights.

Acquirers of Grubhub Shares are subject to disclosure requirements under Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder, which provide that any person who becomes the beneficial owner of more than 5% of the outstanding Grubhub Shares must, within 10 days after such acquisition and subject to certain exceptions, file a Schedule 13D with the SEC disclosing specified information, and send a copy of the Schedule 13D to Grubhub and to each securities exchange on which Grubhub Shares are traded. Amendments to Schedule 13D representing changes in co-ownership or intentions with respect to Grubhub must be filed promptly.

Grubhub is required by the rules of the SEC to disclose in the proxy statement relating to its annual meeting of stockholders the identity and number of shares of Grubhub voting securities beneficially owned by:

•      each of its directors;

•      its principal executive officer;

•      its principal financial officer;

•      each of its three most highly compensated executive officers other than its principal executive officer and its principal financial officer;
•      all of its directors and executive officers as a group; and

•      any beneficial owner of 5% or more of the Grubhub voting securities of which Grubhub is aware.

Related Party Transactions

Pursuant to Dutch law, material transactions with related parties entered into outside the ordinary course of business or on other than normal market terms, need to be approved by the supervisory board, and be publicly announced at the time that the transaction is entered into. Directors that are involved in the transaction with the related party cannot

The Grubhub certificate of incorporation provides that Grubhub shall be governed by Section 203 of the DGCL, which generally prohibits "interested stockholders" (stockholders holding 15% or more of the outstanding stock) from engaging in business combinations with a Delaware company participate in the decision-making. As long as not all of the directors are excluded on the basis that they are involved in the relevant transaction, no approval from the General Meeting is required.

In this context: a related party is interpreted in accordance with IFRS (IAS 24 (Related Party Disclosures)) and includes a party that has control or significant influence over the company or is a member of the company's key management personnel; and a transaction is considered material if information about the transaction would constitute inside information within the meaning of the EU Market Abuse Regulation (as defined below) and is concluded between the company and a related party (which for this purpose in any event includes one or more shareholders representing at least 10% of the issued share capital or a managing director or supervisory director of the company).

Certain transactions are not subject to the approval and disclosure provisions of Sections 2:167 through 2:170 BW (for example, transactions concluded between a company and its subsidiary). The supervisory board is required to establish an internal procedure to periodically assess whether transactions are concluded in the ordinary course of business and on normal market terms.

In addition, pursuant to Chapter 11 of the Listing Rules and subject to certain exceptions provided for therein, if Just Eat Takeaway.com (or any of its subsidiary undertakings) wishes to enter into a related party transaction, it must: (i) announce certain details of the proposed transaction; (ii) send an explanatory circular to Just Eat Takeaway.com Shareholders and obtain their prior approval in a General Meeting for the proposed transaction; and (iii) ensure that any agreement effecting the proposed transaction is conditional on that approval being obtained. Just Eat Takeaway.com must ensure that the related party does not (and takes all reasonable steps to ensure that its associates do not) vote on the relevant shareholder resolution. In this context, a related party transaction is, among other things, a transaction (other than a transaction entered into in the ordinary course of business) between a company whose shares are listed on the premium listing segment of the UK Official List and a "related party." The definition of "related party" includes: (i) a person who is (or was within the 12 months before the date of the transaction) a "substantial shareholder"; (ii) a person who is (or was within the 12 months before the date of the transaction) a director or shadow director of the company or of any other company which is its subsidiary undertaking or parent undertaking or a fellow subsidiary undertaking of its parent undertaking; (iii) any person who exercises significant influence over the company; and (iv) any associate of a person described in (i) to (iii) above.

Certain related party transactions are not subject to the requirements of companies under the Listing Rules to publish a circular and obtain shareholder approval (including, for example, smaller transactions where each of the relevant "class tests" is less than 5%, but one or more of them exceeds 0.25%).

for a period of time unless certain conditions are met.

The Grubhub Board has adopted a related party transaction policy governing the review, approval and ratification of transactions that involve related persons and potential conflicts of interest.

The definition of a related person includes Grubhub's officers, directors and director nominees, holders of more than 5% of a class of Grubhub's voting securities and immediate family members of any of the foregoing.

The policy requires approval in advance from the audit committee of the Grubhub Board (unless otherwise delegated by the audit committee to a sub-set of the Grubhub audit committee or the CEO and CFO acting collectively) for transactions or series or related transactions in which (1) Grubhub, or one of its subsidiaries, is or will be a participant, (2) the amount involved is expected to exceed $120,000 and (3) a related party has a direct or indirect material interest. A related party's interest in a transaction is presumed to be material unless it is clearly immaterial in nature or magnitude, or has been determined in accordance with Grubhub's policy to be immaterial.

Grubhub is required to disclose certain information regarding related party transactions in accordance with SEC rules.

Just Eat Takeaway.com must also comply with Chapter 7.3 (Corporate governance: related party transactions) of the Disclosure Guidance and Transparency Rules, subject to certain modifications. The FCA's guidance sets out how compliance with Chapter 11 of the Listing Rules, discussed above, satisfies the corresponding requirement of Chapter 7.3 of the Disclosure Guidance and Transparency Rules. In those instances where Chapter 7.3 of the Disclosure Guidance and Transparency Rules applies but Chapter 11 of the Listing Rules does not, Just Eat Takeaway.com would need to comply with Chapter 7.3 of the Disclosure Guidance and Transparency Rules, which sets out certain requirements when Just Eat Takeaway.com proposes to enter into a material related party transaction.

Reporting Requirements

Annually, within the period required by Dutch law, the Management Board shall prepare annual accounts, which include, inter alia, the Just Eat Takeaway.com only and consolidated annual accounts, together with the auditors' statement and the annual management report. The annual accounts are to be signed by all Managing Directors and Supervisory Directors. If the signature of one of more of them is lacking, this must be disclosed stating the reasons that any signature is lacking.

Just Eat Takeaway.com must also prepare and publish half-year financials and provides quarterly trading updates.

As a U.S. public company and a large accelerated filer under SEC rules, Grubhub must file with the SEC, among other reports and notices:

•      an Annual Report on Form 10-K within 60 days after the end of the fiscal year; and

•      a Quarterly Report on Form 10-Q within 40 days after the end of each fiscal quarter.

These reports are Grubhub's principal disclosure documents, and in addition to financial statements, these reports include details of Grubhub's business, its capitalization and recent transactions; management's discussion and analysis of Grubhub's financial condition and operating results; and officer certifications regarding disclosure controls and procedures, among other matters.
In addition, Grubhub must file with the SEC:

•    a proxy statement in connection with the annual stockholders meeting containing information regarding Grubhub's executive compensation and the holdings of Grubhub securities by Grubhub's directors, executive officers, and greater than 5% stockholders; and
•      Current Reports on Form 8-K within four business days of the occurrence of specified or other important corporate events.

The corporate events required to be disclosed on Form 8-K include, among other things:

•      entry into a material agreement;

•      unregistered sales of equity securities;

•      changes in control;

•      changes in the composition of the board of directors or executive officers; and

•       amendments to certificate of incorporation or bylaws.

Further, Grubhub's officers, directors and 10% stockholders are subject to the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Grubhub Shares.

Board Remuneration

Pursuant to the Articles, Just Eat Takeaway.com has a policy in respect of the remuneration of the Management Board and the Supervisory Board. The policies are adopted by the General Meeting upon proposals of the Supervisory Board.

The remuneration of the Managing Directors is determined by the Supervisory Board with due observance of the remuneration policy adopted by the General Meeting. The General Meeting determines the remuneration of Supervisory Directors.

A proposal with respect to remuneration schemes in the form of Just Eat Takeaway.com Shares or rights to Just Eat Takeaway.com Shares must be submitted by the Supervisory Board to the General Meeting for its approval. This proposal must set out at least the maximum number of Just Eat Takeaway.com Shares or rights to Just Eat Takeaway.com Shares to be granted to Managing Directors and the criteria for granting or amendment.

The Grubhub bylaws provide that directors' compensation shall be determined by a majority of the Grubhub Board or a designated committee of the Grubhub Board. Directors who are employees of Grubhub who receive compensation for their employment are not entitled to receive any salary or compensation for their services as directors.

MANAGEMENT AND CORPORATE GOVERNANCE OF JUST EAT TAKEAWAY.COM

This chapter summarizes information concerning the Management Board, the Supervisory Board and the Company's corporate governance. It is based on relevant provisions of Dutch law as in effect on the date of this Prospectus, the Articles, the Charter of the Management Board and the Charter of the Supervisory Board. This overview does not reflect any temporary COVID-19 related rules or regulation.

Pursuant to the Articles, Just Eat Takeaway.com has a two-tier governance system consisting of the Management Board and Supervisory Board. The Supervisory Board is responsible for supervising the conduct of and providing advice to the Management Board and for supervising the general affairs of the business and the general affairs of the Just Eat Takeaway.com Group, including the relations with Just Eat Takeaway.com Shareholders. The Management Board is collectively responsible for the management and the strategy, policy and operations of Just Eat Takeaway.com and, therefore, the Management Board manages the day-to-day business and operations and implements the strategy of the Just Eat Takeaway.com Group. Resolutions of the Management Board regarding a significant change in the identity or nature of Just Eat Takeaway.com or its business enterprise must be adopted by the Management Board and require the approval of the Supervisory Board and the General Meeting. A significant change in the identity or nature of Just Eat Takeaway.com or its business enterprise includes: (i) a transfer of the business enterprise or practically the entire business enterprise to a third party; (ii) the conclusion or cancellation of any long-lasting cooperation by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance to Just Eat Takeaway.com; and (iii) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts, by Just Eat Takeaway.com or a Just Eat Takeaway.com subsidiary. Pursuant to the Articles and/or the charter of the Management Board, the Management Board shall furthermore obtain the approval of the Supervisory Board for a number of resolutions which include, among others, (i) the operational and financial objectives of Just Eat Takeaway.com; (ii) the strategy designed to achieve those objectives; and (iii) the parameters to be applied in relation to the strategy, for example in respect of the financial ratios.

Management Board

Powers, responsibilities and functioning

The Management Board is collectively responsible for the management of the Company as well as the general affairs of the Just Eat Takeaway.com Group, subject to the supervision by the Supervisory Board. The Management Board's responsibilities include, among other things, defining and attaining the Company's objectives, determining the Company's strategy and risk management policy, and day-to-day management of the Company's operations. The Management Board also establishes a position on the relevance of long-term value creation for the Company and the Just Eat Takeaway.com Group, taking into account the relevant stakeholder interests. The Management Board may perform all acts necessary or useful for achieving the Company's objectives, with the exception of those acts that are prohibited by law or by the Articles. Pursuant to the Charter of the Management Board, the Management Board can divide its tasks among the Managing Directors, subject to the approval of the Supervisory Board. In performing their duties, the Managing Directors shall be guided by the interests of the Company and its business enterprise, taking into consideration the interests of the Just Eat Takeaway.com Group's stakeholders (which includes but is not limited to its consumers, its employees, its creditors and its shareholders).

The Management Board shall provide the Supervisory Board in good time with all information necessary for the exercise of the duties of the Supervisory Board. The Management Board is required to inform the Supervisory Board in writing of the main features of the strategic policy, the general and financial risks and the management and control systems of the Company, at least once per year. The Management Board must submit certain important decisions to the Supervisory Board and/or the General Meeting for approval, as described in more detail below.

The Management Board as a whole, as well as each Managing Director acting individually, are authorized to represent the Company. Pursuant to the Articles, the Management Board may appoint authorized representatives (procuratiehouders) that are authorized to represent the Company on a continuing basis within the limits of the specific delegated powers provided to them in the proxy.

Charter of the Management Board

Pursuant to the Articles, the Management Board may, subject to the approval of the Supervisory Board, adopt a Charter of the Management Board. The current Charter of the Management Board was adopted by the Management Board on 31 January 2020, approved by the Supervisory Board on 31 January 2020 and effective as of 31 January 2020. The Charter of the Management Board regulates internal matters concerning the functioning and internal organization of the Management Board. Subject to applicable law, the Articles and the

Supervisory Board's prior approval, the Management Board may make a one-off decision to refrain from applying the Charter of the Management Board.

Composition, appointment and removal

The Articles provide that the Management Board shall consist of two or more Managing Directors and that the Supervisory Board determines the exact number of Managing Directors. One of the Managing Directors shall be appointed as CEO and one of them as CFO. The Supervisory Board may grant other titles to other Managing Directors. As of the date of this Prospectus, the Management Board consists of three Managing Directors.

The General Meeting appoints the Managing Directors. If a Managing Director is to be appointed, the Supervisory Board shall make a binding nomination. The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If no nomination has been made by the Supervisory Board within 60 days after it has been requested to do so by the Management Board, this must be stated in the notice and the Management Board will make a non-binding nomination. If no nomination has been made by the Management Board, this must be stated in the notice as well and the General Meeting may appoint a Managing Director at its discretion.

The General Meeting may at all times overrule the binding nomination of the Supervisory Board, provided that such vote requires an absolute majority of the votes cast, representing more than one-third of the issued share capital of the Company. If the General Meeting overrules the binding nomination of the Supervisory Board, a new General Meeting will be convened and the Supervisory Board will make a new binding nomination. A second general meeting as referred to in Section 2:120(3) BW cannot be convened in respect hereof.

Pursuant to the Articles, the Supervisory Board may propose to the General Meeting to suspend or dismiss a Managing Director. In such event, the General Meeting may adopt the proposed resolution by an absolute majority of the votes cast without a quorum being required. In all other cases, the General Meeting may only suspend or dismiss a Managing Director with an absolute majority of the votes cast, representing more than one-third of the issued share capital of the Company. Pursuant to the Charter of the Supervisory Board, a proposal by the Supervisory Board to propose to dismiss a Managing Director requires a resolution adopted with a number of votes at least equal to two-thirds of the Supervisory Directors entitled to vote.

The Supervisory Board may at all times suspend (but not dismiss) a Managing Director. Pursuant to the Charter of the Supervisory Board, a resolution of the Supervisory Board to suspend a Managing Director may only be adopted with a number of votes at least equal to two-thirds of the Supervisory Directors entitled to vote. A General Meeting must be held within three months after a suspension of a Managing Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another three months, taking into account the majority and quorum requirements described above. The suspended Managing Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Managing Director, the suspension will cease after the period of suspension has expired.

Term of appointment

Pursuant to the Articles, a Managing Director is appointed for a term not exceeding a period that ends at the end of the annual General Meeting held in the calendar year following the calendar year of appointment, or, in case the appointment is made pursuant to a binding nomination, the term set out in such nomination. Pursuant to the Charter of the Supervisory Board and the Charter of the Management Board, the Supervisory Board and the Management Board may only make binding nominations for a term not exceeding a period that ends at the end of the annual General Meeting held in the calendar year following the calendar year of appointment. In each case, the term of appointment shall not end for as long the resignation would result in no Managing Director being in office. A Managing Director may be reappointed with due observance of the previous sentences of this paragraph.

Management Board meetings and decisions

The Management Board shall hold a meeting whenever one or more of its members has requested a meeting. Pursuant to the Charter of the Management Board, meetings of the Management Board are, in principle, held at the office of the Company in the Netherlands. According to the Charter of the Management Board, resolutions of the Management Board can only be adopted in a meeting at which at least half of the Managing Directors that are entitled to vote are present or represented. For the avoidance of doubt, any member of the Management Board with a direct or indirect personal conflict of interest (as specified in the Charter of the Management Board) with the Company, is not taken into account when establishing this quorum.

Pursuant to the Charter of the Management Board, the Managing Directors shall endeavour to achieve that Management Board resolutions are as much as possible adopted unanimously. Where unanimity cannot be reached and Dutch law, the Articles or the Charter of the Management Board do not prescribe a larger majority, resolutions of the Management Board are adopted by an absolute majority of the votes cast. Each Managing Director has one vote. In the event of a tie vote, if more than two Managing Directors are entitled to vote, the

CEO of the Company will have a casting vote. In other cases in the event of tie vote, the relevant resolution shall be adopted by the Supervisory Board.

Resolutions of the Management Board regarding a significant change in the identity or nature of the Company or its business enterprise require the approval of the Supervisory Board and the General Meeting. A significant change in the identity or nature of the Company or its business enterprise includes in any event: (i) a transfer of the business enterprise or practically the entire business enterprise to a third party; (ii) the conclusion or cancellation of any long-lasting (duurzame) cooperation by the Company or a Company Subsidiary with any other legal person or company or as a fully liable general partner of a limited partnership or a general partnership, provided that the cooperation or the cancellation of that cooperation is of essential importance (ingrijpende betekenis) to the Company; and (iii) the acquisition or disposal of a participating interest in the capital of a company with a value of at least one-third of the sum of the assets according to the consolidated balance sheet with explanatory notes to that balance sheet according to the last adopted annual accounts of the Company, by the Company or a Company Subsidiary.

Pursuant to the Articles and/or the Charter of the Management Board, the Management Board shall furthermore obtain the approval of the Supervisory Board for a number of resolutions which include, among others, (i) the operational and financial objectives of the Company; (ii) the strategy designed to achieve those objectives; (iii) the parameters to be applied in relation to the strategy, for example in respect of the financial ratios; (iv) the aspects of corporate social responsibility relevant to the activities of the Company; (v) to appoint or dismiss the Company's company secretary; (vi) on subjects where a Managing Director has a conflict of interest as referred to in the Charter of the Management Board; (vii) to appoint or dismiss the senior internal auditor; (viii) to approve the audit plan; (ix) to enter into a transaction with a legal entity or natural person holding at least 10% of the Company's shares; (x) on subjects where a Supervisory Director has a conflict of interest as referred to in the Charter of the Supervisory Board; (xi) to amend the Charter of the Management Board; (xii) the issue of, grant of, rights to subscribe for, or acquisition of shares in the capital of the Company; (xiii) the adoption of, material deviation from or material amendment of the strategy plan or the annual budget, (xiv) to the extent not covered by the strategy plan and/or annual budget, entering into credit facilities and/or loan agreements or obligations of any kind or nature, in each case if the relevant principal amount exceeds €25 million; (xv) a proposal to amend the Articles; (xvi) a proposal to dissolve the Company; (xvii) to the extent not covered by the strategy plan and/or annual budget, a proposal to file for bankruptcy or suspension of payments of the Company or any Company Subsidiary; and (xviii) to the extent not covered by the strategy plan and/or annual budget, the termination of the employment of a substantial number of employees of the group (within the meaning of Section 2:24b BW) of which the Company is the parent company at the same time or within a short period of time.

In addition, pursuant to the Articles, the Supervisory Board may determine that other specific resolutions of the Management Board, to be clearly defined in the Charter of the Management Board or in a resolution adopted by the Supervisory Board to that effect with a notification thereof to the Management Board, require the Supervisory Board's approval. Pursuant to the Charter of the Supervisory Board, such determination by the Supervisory Board requires a resolution adopted with a number of votes at least equal to two-thirds of the number of Supervisory Directors entitled to vote. The lack of approval of the General Meeting or of the Supervisory Board does not affect the authority of the Management Board or the Managing Directors to represent the Company.

Pursuant to the Articles and the Charter of the Management Board, resolutions of the Management Board can also be adopted without holding a meeting, provided those resolutions are adopted in writing or in a reproducible manner by electronic means of communication and all Managing Directors entitled to vote have consented to adopting the resolutions outside a meeting.

Conflict of interest

Dutch law provides that a managing director of a Dutch public limited liability company, such as the Company, may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal interest conflicting with the interests of the company and the business connected with it. Such a conflict of interest exists if due to a personal interest or such managing director's involvement with another interest not parallel to that of the company the managing director must be deemed unable to serve the interests of such company and the business connected with it with the required level of integrity and objectivity.

Pursuant to the Charter of the Management Board, the Managing Directors must be alert to conflicts of interest and may not (i) compete with the Company; (ii) demand or accept substantial gifts from the Company for themselves or their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree; (iii) provide unjustified advantages to third parties at the Company's expense; or (iv) take advantage of business opportunities that the Company is entitled to, for themselves or for their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.

Furthermore, pursuant to the Charter of the Management Board, each Managing Director shall immediately report any (potential) personal conflict of interest concerning a Managing Director to the chairperson of the

Supervisory Board and to the other Managing Directors and shall provide all information relevant to the conflict, including any relevant information concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. The Supervisory Board must determine whether a reported (potential) conflict of interest qualifies as a direct or indirect personal conflict of interest with the Company within the meaning of Section 2:129(6) BW, in which case the Managing Director who has a conflict of interest is not permitted to take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has such conflict of interest. Pursuant to the Charter of the Management Board, any transaction in which there is a conflict of interest with one or more Managing Directors must be concluded on terms at least customary in the sector concerned and disclosed in the Company's management report. Pursuant to the Charter of the Management Board, decisions to enter into transactions in which there are conflicts of interest with one or more Managing Directors require the approval of the Supervisory Board if they are of material significance to the Company or to the relevant Managing Directors.

If as a result of such conflict, no resolution can be adopted by the Management Board, the resolution concerned will be adopted by the Supervisory Board.

As a general rule, the existence of a (potential) conflict of interest does not affect the authority to represent the Company as described under "—Management Board, Powers, responsibilities and functioning" above.

Managing Directors

At the date of this Prospectus, the Management Board is composed of the following three Managing Directors:

Name	Date of birth	Position	Member as of	Current Term of Appointment

Jitse Groen	1978	CEO	2011	2020-2021
Brent Wissink	1967	CFO	2016	2020-2021
Jörg Gerbig	1981	COO	2016	2020-2021

Each Managing Director is nominated for re-election by Just Eat Takeaway.com’s annual general meeting for 2021, which is expected to be held on 12 May 2021, for a term ending at the annual general meeting held in 2022.

The Company's registered address, Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, serves as the business address for all Managing Directors.

CVs Managing Directors

Jitse Groen (CEO)

Jitse studied Business & IT at the University of Twente. He started his career during his studies when he launched a business in web development. In 2000, Jitse founded and launched Just Eat Takeaway.com (at that time named Thuisbezorgd.nl). Jitse is also a member of the advisory board of Suitsupply B.V. In addition, Jitse was a member of the supervisory board of Funda B.V. until May 2018 and a member of the advisory board of Hotel Booker B.V. until 2017. As CEO and chair of the Management Board, Jitse has responsibility for Corporate Strategy, Business Development, Marketing, Product and Technology.

Brent Wissink (CFO)

Brent joined Just Eat Takeaway.com as COO in 2011. He led the integration of Lieferando.de, Pyszne.pl and Food Express, before becoming CFO of Just Eat Takeaway.com in 2014. Prior to this, he was CFO of a fast-growing technology business (NedStat) and worked in venture capital (ABN AMRO, Mees Pierson). Brent graduated in 1992 from the Erasmus University of Rotterdam in Econometrics. Brent is also a member of the supervisory board of BloomOn International B.V. As CFO and member of the Management Board, Brent has responsibility for Finance, Business Intelligence, Investor Relations, Mergers & Acquisitions, Risk Management and Control, Human Resources and Legal Affairs.

Jörg Gerbig (COO)

Jörg founded Lieferando.de in 2009 and has driven its rapid growth since then. He joined Just Takeaway.com following the acquisition of Lieferando.de in 2014, where he became COO. He has been instrumental in integrating Just Eat Takeaway.com and Lieferando.de and in introducing the "One Company, One Brand and One IT Platform" approach across all operations. Jörg graduated in 2005 from the European Business School Oestrich-Winkel and has experience in M&A and equity capital markets at UBS Investment Bank in London and New York. As COO and member of the Management Board, Jörg has responsibility for Delivery, Sales and Customer Services.

Supervisory Board

Powers, responsibilities and functioning

The Supervisory Board supervises the conduct and policies of the Management Board and the general course of affairs of the Company and its business enterprise. In so doing, the Supervisory Board also focuses on the effectiveness of the Company's internal risk management and control systems and the integrity and quality of the financial reporting. The Supervisory Board also provides advice to the Management Board. In performing its duties, the Supervisory Directors are required to be guided by the interests of the Company and its business enterprise, taking into consideration the interests of the Just Eat Takeaway.com Group's stakeholders (which include but are not limited to its consumers, its employees, its creditors and its shareholders). The Supervisory Board supervises how the Management Board determines its position on the long-term value creation strategy and how the Management Board implements that strategy. The Supervisory Board will also observe the corporate social responsibility issues that are relevant to the Just Eat Takeaway.com Group. The Supervisory Board is responsible for the quality of its own performance. The Supervisory Board may at the expense of the Company, seek the advice that it deems desirable for the correct performance of its duties.

Pursuant to the Charter of the Supervisory Board, the Supervisory Board draws up a profile (profielschets) for its size and composition, taking into account the nature of the Company's business, the Supervisory Board's activities and the desired expertise and background of the Supervisory Directors. The Supervisory Board evaluates the profile annually. The profile is available on the Company's website www.justeattakeaway.com.

Charter of the Supervisory Board

Pursuant to the Articles, the Supervisory Board may adopt a Charter of the Supervisory Board. The current Charter of the Supervisory Board was adopted by the Supervisory Board on 31 January 2020 and effective as of 31 January 2020. The Charter of the Supervisory Board regulates internal matters concerning the functioning and internal organization of the Supervisory Board. Subject to applicable law and the Articles, the Supervisory Board may make a one-off decision to refrain from applying the Charter of the Supervisory Board.

Composition, appointment and removal

The Articles provide that the Supervisory Board shall consist of at least three Supervisory Directors, with the exact number of Supervisory Directors to be determined by the Supervisory Board. Only natural persons (not legal entities) may be appointed as Supervisory Director. As of the date of this Prospectus, the Supervisory Board consists of five Supervisory Directors.

The General Meeting appoints the Supervisory Directors upon a binding nomination by the Supervisory Board, provided that one Supervisory Director shall be appointed upon a binding nomination by Gribhold B.V. Gribhold B.V. has the authority to make such binding nomination until the date it becomes public information by means of the AFM Register (as defined in the Articles) that Gribhold B.V. holds less than 10% of the issued Just Eat Takeaway.com Shares.

The nomination must be included in the notice of the General Meeting at which the appointment will be considered. If no nomination has been made, this must be stated in the notice of the General Meeting and the General Meeting may appoint a Supervisory Director at its discretion.

The General Meeting may at all times overrule the binding nomination by an absolute majority of the votes cast, representing more than one-third of the issued share capital of the Company. If the General Meeting overrules the binding nomination, a new General Meeting will be convened and the party who made the initial binding nomination will make a new binding nomination. A second general meeting as referred to in Section 2:120(3) BW cannot be convened in respect hereof. The Supervisory Board may propose to the General Meeting to suspend or dismiss a Supervisory Director. If this is the case, the General Meeting may adopt the proposed resolution by an absolute majority of the votes cast without a quorum being required. In all other cases, the General Meeting may suspend or dismiss a Supervisory Director with an absolute majority of the votes cast, representing more than one-third of the issued share capital of the Company. Pursuant to the Charter of the Supervisory Board, a proposal by the Supervisory Board to propose to dismiss a Supervisory Director requires a resolution adopted with a number of votes at least equal to two-thirds of the number of Supervisory Directors entitled to vote.

A General Meeting must be held within three months after a suspension of a Supervisory Director has taken effect, in which meeting a resolution must be adopted to either terminate or extend the suspension for a maximum period of another two months, taking into account the majority and quorum requirements described above. The suspended Supervisory Director must be given the opportunity to account for his or her actions at that meeting. If neither such resolution is adopted nor the General Meeting has resolved to dismiss the Supervisory Director, the suspension will cease after the period of suspension has expired.

Term of appointment

Pursuant to the Articles, a Supervisory Director is appointed for a term not exceeding a period that ends at the end of the annual General Meeting held in the calendar year following the calendar year of appointment, or in case the appointment is made pursuant to a binding nomination made by the Supervisory Board, such period as set out in such nomination. Pursuant to the Charter of the Supervisory Board, the Supervisory Board may only make binding nominations for a term not exceeding a period that ends at the end of the annual General Meeting held in the calendar year following the calendar year of appointment. In each case, the term of appointment shall not end for as long the resignation would result in no Supervisory Director being in office. A Supervisory Director may be reappointed with due observance of the previous sentences of this paragraph.

Supervisory Board meetings and decisions

According to the Charter of the Supervisory Board, the Supervisory Board shall meet at least four times a year and, furthermore, whenever one or more Supervisory Directors or Managing Directors has requested a meeting. According to the Charter of the Supervisory Board, one or more Managing Directors will attend Supervisory Board meetings save for meetings on certain specific topics and unless the Supervisory Board decides otherwise and, according to the Articles, Managing Directors shall attend Supervisory Board Meetings if invited to do so. Pursuant to the Charter of the Supervisory Board, meetings of the Supervisory Board are generally held at the office of the Company, but may also be held elsewhere.

According to the Charter of the Supervisory Board, resolutions of the Supervisory Board can only be adopted in a meeting at which at least half of the Supervisory Directors entitled to vote are present or represented. For the avoidance of doubt, any member of the Supervisory Board with a direct or indirect personal conflict of interest (as specified in the Charter of the Supervisory Board) with the Company, is not taken into account when establishing this quorum.

According to the Charter of the Supervisory Board, the Supervisory Directors shall endeavour to achieve that resolutions are as much as possible adopted unanimously. Where unanimity cannot be reached and Dutch law, the Articles or the Charter of the Supervisory Board do not prescribe a larger majority, resolutions of the Supervisory Board are adopted by an absolute majority of the votes cast. Each Supervisory Director has one vote. In the event of a tie vote, the proposal shall be rejected. According to the Charter of the Supervisory Board, the following resolutions of the Supervisory Board may only be adopted with a number of votes at least equal to two-thirds of the number of the Supervisory Directors entitled to vote:

(i)	nominating a person to be appointed as a Managing Director or Supervisory Director and suspending any Managing Director;

(ii)	proposing the dismissal of one or more Managing Directors and/or Supervisory Directors;

(iii)	proposing the remuneration policy for the Management Board to the General Meeting and determining the remuneration of the Managing Directors;

(iv)	requiring any specific resolution of the Management Board to be approved by the Supervisory Board; and

(v)	making an amendment of the provision of the Supervisory Board Charter that sets out which resolutions are subject to a two-thirds majority requirement.

The Supervisory Board may also adopt resolutions outside a meeting, subject to the quorum and majority requirements discussed above, with due observance of the Charter of the Supervisory Board.

Conflict of interest

Similar to the rules that apply to Managing Directors as described above, Dutch law provides that a supervisory director of a Dutch public limited liability company, such as the Company, may not participate in the adoption of resolutions (including deliberations in respect of these) if he or she has a direct or indirect personal interest conflicting with the interests of the company and the business connected with it.

Pursuant to the Charter of the Supervisory Board, the Supervisory Directors must be alert to conflicts of interest and may not (i) compete with the Company; (ii) demand or accept substantial gifts from the Company for themselves or their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree; (iii) provide unjustified advantages to third parties at the Company's expense; or (iv) take advantage of business opportunities that the Company is entitled to, for themselves or for their spouse, registered partner or other life companion, foster child or relative by blood or marriage up to the second degree.

Furthermore, pursuant to the Charter of the Supervisory Board, each Supervisory Director (other than the chairperson) shall immediately report any (potential) personal conflict of interest concerning a Supervisory Director to the chairperson of the Supervisory Board and must provide him or her with all information relevant to the (potential) conflict, including any relevant information concerning his or her spouse, registered partner or other life companion, foster child and relatives by blood or marriage up to the second degree. In case the chairperson of the Supervisory Board has a (potential) personal conflict of interest he or she shall immediately report such potential conflict to the vice-chairperson of the Supervisory Board and shall provide all information relevant to the (potential) personal conflict of interest. If both the chairperson and the vice-chairperson of the Supervisory Board have a (potential) personal conflict of interest with respect to the same matter, they will report and provide information to one of the other Supervisory Directors. The Supervisory Board must, after having heard the relevant Supervisory Director and without that relevant Supervisory Director being present, determine whether a reported (potential) conflict of interest qualifies as a direct or indirect personal conflict of interest with the Company within the meaning of Section 2:140(5) BW, in which case the Supervisory Director who has a conflict of interest is not permitted to take part in any discussion or decision-making that involves a subject or transaction in relation to which he or she has such conflict of interest.

When all Supervisory Directors are conflicted, the General Meeting will resolve on the relevant proposal. Pursuant to the Charter of the Supervisory Board, all transactions in which there are conflicts of interests with Supervisory Directors will be agreed on terms that are customary in the sector concerned and disclosed in the Company's management report. Pursuant to the Charter of the Supervisory Board, decisions to enter into transactions in which there are conflicts of interest with Supervisory Directors that are of material significance to the Company and/or the relevant Supervisory Directors require the approval of the Supervisory Board.

Supervisory Directors

At the date of this Prospectus, the Supervisory Board is composed of the following five Supervisory Directors:

Name	Date of birth	Position	Member as of	Current Term of Appointment

Adriaan Nühn	1953	Chairperson	2016	2020-2021

Corinne Vigreux	1964	Vice-Chairperson	2016	2020-2021

Ron Teerlink	1961	Supervisory Director	2016	2020-2021

Gwyn Burr	1963	Supervisory Director	2020	2020-2021

Jambu Palaniappan	1987	Supervisory Director	2020	2020-2021

Each Supervisory Director is nominated for re-election by Just Eat Takeaway.com’s annual general meeting for 2021, which is expected to be held on 12 May 2021, for a term ending at the annual general meeting held in 2022.

The Company's registered address, Oosterdoksstraat 80, 1011 DK Amsterdam, the Netherlands, serves as the business address for all Supervisory Directors.

CVs Supervisory Directors

Adriaan Nühn (Chairperson)

Until 2008, Adriaan acted as CEO of Sara Lee International and chairperson of the executive board of Sara Lee/Douwe Egberts. Prior to that, he was president of Sara Lee's Coffee and Tea Division and Household and Body Division. He held various positions within Sara Lee/Douwe Egberts and, prior to that, within Proctor & Gamble/Richardson Vicks in Austria, Sweden, South Africa and Belgium. Adriaan holds an MBA from the University of Puget Sound in Washington, USA. Adriaan is currently chairperson of the supervisory board of Wereldhave N.V. (the Netherlands), chairperson of the supervisory board of Hunter Douglas N.V., a member of the supervisory board of Algrano A.G. (Switzerland). He was a member of the non-executive board of Sligro Food Group until April 2017, of Kuoni Reisen Holding AG Switzerland until April 2016, of Cloetta AB Sweden until April 2018, the World Wildlife Fund until December 2018, of the Stichting Administratiekantoor Unilever (the

Netherlands) until January 2020 and of Anglovaal Industries Ltd. (South Africa) until March 2020. Adriaan is also a member of the management board of the Stichting Walk Your Talk Foundation (the Netherlands).

Corinne Vigreux (Vice-Chairperson)

Corinne is a co-founder of TomTom N.V. (holding various board positions within the TomTom group), the navigation technologies company that continues to create cutting edge technologies that solve mobility problems and address the challenges of autonomous driving and smart cities. She holds a BBA from the ESSEC Business School in Paris. As one of the top-50 most inspirational women in European tech, Corinne champions women in the workforce and passionately advocates for improved social mobility through education. She is a member of the supervisory board of the Dutch National Opera & Ballet and member of the International Advisory Board of the Amsterdam Economic Board. Corinne was made Chevalier de la Legion d'Honneur in 2012 and knighted in the Royal Order of Orange-Nassau in 2016. Corinne also currently holds the following positions: board member of Stichting CCI Pays-Bas, chair of the supervisory board of Techleap.nl, board member of Stichting Cooks25, board member of Stichting Codam, board member of the Stichting Nationale Opera & Ballet Fonds.

Ron Teerlink (Supervisory Director)

Until 2013, Ron acted as chief administrative officer and member of the executive committee of the RBS Group. Before this, he was a member of the management board of ABN AMRO, and was chief operational officer from 2006 until 2010. Between 1990 and 2006, Ron held various positions within ABN AMRO and its subsidiaries. Ron was a member of the supervisory board of Equens SE from 2015 until 2016. Ron holds an MSc in economics from the Vrije Universiteit Amsterdam and a banking diploma from NIBE. Ron is currently chair of the supervisory board of Coöperatieve Rabobank U.A. Ron is chairman of the supervisory board (raad van toezicht) of Stichting Vrije Universiteit Amsterdam.

Gwyn Burr (Supervisory Director)

Gwyn was a non-executive director of Just Eat since March 2014 and a senior independent director since July 2019 until April 2020. She has also been a non-executive director of Hammerson plc since May 2012, and a senior independent director of Hammerson plc since January 2019. Between December 2014 and May 2018, Gwyn was a non-executive director of DFS limited and of Sainsbury's Bank plc between September 2006 and January 2020. She is a non-executive director of Taylor Wimpey plc, appointed in February 2018. Gwyn has been a member of the Metro A.G. supervisory board and nomination committee since December 2014. She is also member of the board of Ingleby Farms and Forests ApS. Gwyn holds a BSc (Hons) in Economics and History from the University of Bradford and has completed business programs at both Stanford and Harvard Business School.

Jambu Palaniappan (Supervisory Director)

Jambu was a non-executive director of Just Eat plc between 24 June 2019 and April 2020. He is also a director of Palaniappan Consulting Limited, appointed in January 2019, and Alltaster Limited, appointed in April 2019. He furthermore is a director of Deliverect N.V., a director of Culinar Oy and managing partner at OMERS Ventures. Jambu holds a BA in Public Policy and Economics from Vanderbilt University.

Supervisory Board Committees

The Supervisory Board has an Audit Committee and a (combined) Remuneration & Nomination Committee (each as defined below). Each of the committees has a preparatory and/or advisory role to the Supervisory Board. In accordance with the Charter of the Supervisory Board, the Supervisory Board has drawn up rules on each committee's responsibilities, composition and functioning. The committees consist of Supervisory Directors. They prepare the decision-making of the Supervisory Board and report their findings to the Supervisory Board, which is ultimately responsible for all decision-making.

Audit Committee

The duties of the audit committee of the Supervisory Board (the "Audit Committee") include (among other matters) to prepare the Supervisory Board's decision-making regarding the supervision of the integrity and quality of the Company's financial reporting and the effectiveness of the Company's internal risk management and control systems. The Audit Committee focusses on monitoring the Management Board in matters including the relations with internal and external auditors, the Company's funding, the application of information and communication technology by the Company and the Company's tax policy. The Audit Committee also recommends persons for the appointment as senior internal auditor, forms a position on how the internal audit function fulfils its responsibility and, if the Company does not have an internal audit department, recommends to the Supervisory Board whether adequate alternative measures have been taken. The Audit Committee also monitors the financial reporting process and draws up proposals to safeguard the integrity of this process, monitors the effectiveness of internal control systems, the internal audit function and risk management systems with regard to the Company's financial reporting, monitors the statutory audit of the annual accounts, assesses and monitors the independence of the external auditor or the audit firm of the Company and determines the selection process for the external auditor or audit firm of the Company.

As at the date of this Prospectus, the Audit Committee consists of three members: Adriaan Nühn, Ron Teerlink and Gwyn Burr.

The charter of the Audit Committee is included in the Charter of the Supervisory Board, which is published on the Company's website at www.justeattakeaway.com.

Remuneration & Nomination Committee

The Supervisory Board has a (combined) remuneration and nomination committee (the "Remuneration & Nomination Committee") which prepares the Supervisory Board's decision making regarding the drawing up of selection criteria and appointment procedures for Managing Directors and Supervisory Directors, the periodical assessment of the size and composition of the Management Board and the Supervisory Board, the making of proposals for a composition profile of the Supervisory Board, the periodical assessment of the performance of individual Managing Directors and Supervisory Directors and reporting this to the Supervisory Board, the drawing up of a plan for the succession of Managing Directors, Supervisory Directors, the supervision of the existence and quality of Management Board's plan for the succession of senior management, the proposal for appointment and reappointment of Managing Directors and Supervisory Directors, the supervision of the policy of the Management Board regarding the selection criteria and appointment procedures for senior management and drawing up of the Company's diversity policy for the composition of the Management Board and the Supervisory Board.

In addition, the Remuneration & Nomination Committee prepares the Supervisory Board's decision-making regarding the determination of the remuneration of individual Managing Directors. The Remuneration & Nomination Committee also submits a proposal to the Supervisory Board concerning the remuneration of Managing Directors.

As at the date of this Prospectus, the Remuneration & Nomination Committee consists of three members: Adriaan Nühn, Corinne Vigreux and Gwyn Burr.

The charter of the Remuneration & Nomination Committee is included in the Charter of the Supervisory Board, which is published on the Company's website www.justeattakeaway.com.

Maximum Number of Supervisory Positions of Managing Directors and Supervisory Directors

Since 1 January 2013, restrictions apply to the overall number of supervisory positions that a managing director or supervisory director (including a one-tier board) of a "large Dutch company" may hold. The term "large Dutch companies" applies to Dutch public limited liability companies and Dutch private limited liability companies, as well as Dutch foundations as referred to in Section 2:297a(1) BW, that at two consecutive balance sheet dates, without subsequent interruption on two consecutive balance date, meet at least two of the following three criteria: (i) the value of the company's/foundation's assets according to its balance sheet together with explanatory notes, on the basis of the purchase price or manufacturing costs exceeds €20 million; (ii) its net turnover in the applicable year exceeds €40 million; and (iii) its average number of employees in the applicable year is 250 or more.

Note that the terms "large Dutch companies" as defined in this paragraph and the "large company regime" (structuurregime) refer to different concepts. In accordance with Dutch law, a person cannot be appointed as a managing or executive director of a "large Dutch company" if he or she already is a supervisory director or non-executive director at more than two other "large Dutch companies" or if he or she is the chairperson of the supervisory board or one-tier board of another "large Dutch company." Pursuant to the Charter of the Management Board, having regard to both the position under Dutch law and applicable English law and regulation, a Managing Director shall not be permitted to hold more than one supervisory board or non-executive director position at another listed company or large company that is not part of the group (within the meaning of Section 2:24b BW) of which the Company is the parent company.

Also, a person cannot be appointed as a supervisory director or non-executive director of a "large Dutch company" if he or she already is a supervisory director or non-executive director at five or more other "large Dutch companies", whereby the position of chairperson of the supervisory board or one-tier board of another "large Dutch company" is counted twice. Pursuant to the Charter of the Supervisory Board, with due observance of the law regarding the limitation of positions in connection with the appointment, a Supervisory Director shall not be permitted to hold more than five supervisory board or non-executive director positions at other listed companies or large companies that is not part of the group (within the meaning of Section 2:24b BW) of which the Company is the parent company.

Pursuant to the Charter of the Management Board, positions outside the group (within the meaning of Section 2:24b BW) of which the Company is the parent company held by a Managing Director shall be notified to the Supervisory Board prior to the acceptance of such position, and the acceptance of membership of a supervisory board or non-executive committee requires the approval of the Supervisory Board. Other positions of Managing Directors are discussed at a Supervisory Board meeting at least annually.

The Company meets the criteria of a "large Dutch company"; all Managing Directors and Supervisory Directors comply with the above rules as at the date of this Prospectus.

Management Board Remuneration

In due observance of the Company's remuneration policy for the Management Board as revised and adopted at the annual general meeting of the Company held on 14 May 2020 ("2020 AGM"), the remuneration of the individual Managing Directors has been amended and has taken effect as of 1 January 2020.

The remuneration policy is aimed at attracting, motivating and retaining highly qualified Management Board members and rewarding them with a balanced and competitive remuneration package. The policy has been developed mindful of the external environment in which the Company operates, the requirements of the Dutch Corporate Governance Code, as well as the implementation of the Shareholder Rights Directive II in the Netherlands, considering scenario analyses, internal pay differentials and the (non-)financial performance indicators relevant to the long-term objectives of the Company, hereby focusing on sustainable results and alignment with the Company's strategy. To the extent practicable, the requirements of the UK Corporate Governance Code are also incorporated. The remuneration policy supports both short and long-term objectives, whereas the emphasis is on long-term value creation for the Company and its stakeholders. The remuneration policy is felt to be appropriate to support the long-term success of the Company while ensuring that it does not promote inappropriate risk taking. The Supervisory Board proposed to keep the design of the policy as simple and transparent as possible.

The fixed remuneration (on an annual basis) of the individual Managing Directors as included in the remuneration policy is set out in the following table:

	J. Groen	B. Wissink	J. Gerbig
€’000	CEO	CFO	COO	2020
Base fee	475	450	450	1,375
Pensions allowance	50	50	50	150
Benefits	31	22	1	54
Total remuneration	556	522	501	1,579

Pursuant to the remuneration policy, the remuneration of the Managing Directors consists of the following elements: (i) fixed annual base fee; (ii) benefits; (iii) pension; (iv) STI; (v) LTIP consisting of conditional performance shares; and (vi) shareholding guidelines.

Remuneration policy elements

Base fee

The base fee of the Managing Directors is a fixed-cash compensation paid monthly.

Benefits

The Managing Directors are entitled to customary fringe benefits, such as expense allowances, reimbursement of costs incurred and a company car.

Pension

The Managing Directors receive an annual cash allowance to participate in a pension scheme or obtain pension insurance and to obtain insurance for disability to work. The allowance amounts to €50,000 per year per Managing Director. No Managing Director participates in a collective pension scheme.

Short-term incentive (STI)

To motivate Managing Directors and incentivize delivery of performance over a one-year operating cycle, focusing on the short- or medium-term elements of the Just Eat Takeaway.com Group's strategic aims, the remuneration includes variable remuneration in the form of an STI, which will be delivered partly in cash and partly as a deferred award of Just Eat Takeaway.com Shares.

Any STI outcome achieved above 75% (at-target) of base fee will be delivered as a deferred award of Just Eat Takeaway.com Shares, with the period of deferral being three years with one-third of the amounts deferred vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further holding period of two years during which time awards may not normally be exercised or released, except to pay tax on vesting, but are no longer contingent on performance conditions nor future engagement.

Performance over each financial year is measured against stretching targets set by the Supervisory Board at the beginning of the year, based on the budget and taking into account the strategy aspirations. The maximum level of the STI outcome for a Managing Director is 150% of base fee per year.

General Overview of STI

The remuneration of the Managing Directors consists of a variable remuneration in the form of STI, which will be delivered partly in cash and partly as a deferred award of Just Eat Takeaway.com Shares if the STI outcome achieved is above 75% (at target) of the base salary. The STI outcome for the full financial year 2020 is above target.

Target	Relative Weight
Number of new consumers to exceed 18.6 million	25%
Number of active consumers to exceed 54.8 million	25%
Number of new orders per consumer to exceed 9.0 million	25%
Certain personal / non-financial measures related to integration of Just Eat and Takeaway.com	25%

Based on the STI outcome for 2020, the Supervisory Board – following the recommendation of the Remuneration & Nomination Committee – has resolved that a cash amount will be awarded with a value of 75% of the applicable base fee to each Managing Director. In addition, it was resolved that a deferred award of a number of Just Eat Takeaway.com Shares with a value of €338,000 for J. Groen and €320,000 for B. Wissink and J. Gerbig, respectively, will be made. The exact number of the deferred awards will be determined based on the five-day average closing price after Just Eat Takeaway.com’s annual general meeting for 2021, and with the period of deferral being three years with one-third of the deferred amounts vesting and being capable of release at each anniversary of the making of the deferred award. The vested awards will be subject to a further two-year holding period. As per the grant of the deferred awards, no further performance conditions nor future service conditions will apply.

Long-term incentive plan (LTIP)

To motivate and incentivize delivery of sustained performance over the long-term, and to promote alignment with shareholders' interests, the remuneration includes variable remuneration in the form of an LTIP. Awards under the LTIP may be granted in the form of conditional nil-cost options, awards or forfeitable shares which vest to the extent that performance conditions are satisfied over a period of at least three years.

Under the LTIP rules, vested awards may also be settled in cash (although this will typically be the case only if required to comply with non-Dutch and non-UK legal constraints). Vested awards for Managing Directors will be subject to a further holding period of two years during which time awards may not normally be exercised or released, except to pay tax on vesting, but are no longer contingent on performance conditions nor future engagement.

Performance is measured over a period of three financial years against stretching targets set at the beginning of the performance period. After three years, vesting is determined. The target award level is 100% of base fee for the CEO as well as for other Managing Directors. The number of conditionally granted shares is 100% of base fee divided by the share price average of the five-day period after the annual General Meeting. The formal limit under the LTIP allows vesting of 200% of the target level (excluding any dividend equivalent accruals).

General Overview of LTIPs

The remuneration of the Managing Directors consists of a variable remuneration in form of LTIP, which includes the annual grant of conditional performance options. The table below contains information on the number of conditional share options granted to each Managing Director under the LTIP 2018-2020, LTIP 2019-2021 and LTIP 2020-2023. In addition, the table provides further information about the applicable performance conditions per LTIP.

		The main conditions of share option plans							Information regarding the reported fiscal year
								Opening Balance	During the period				Closing balance
Name of Director, position	Specifications of LTIP	Performance Period	Award date	Vesting date	End of holding period	Exercise period	Strike price of the share (in €)	Share options awarded at the beginning of the year	Share options awarded	Market Value of share options awarded (in €)	Share options vested	Market value of share options vested (in €)	Share options subject to a perfor- mance condition	Share options awarded and unvested	Share options subject to a holding period
J. Groen – CEO	2018-2020	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	12,340	—	—	12,340	1,139,969	—	—	n.a.
	2019-2021	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	11,655	—	—	—	—	11,655	11,655	n.a.
	2020-2023	2020-2022	21-5-2020	21-5-2023	21-5-2025	22-5-2023 to 22-5-2033	0.00	—	4,917	472,819	—	—	4,917	4,917	—.
B. Wissink – CFO	2018-2020	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	10,798	—	—	10,798	997,519	—	—	n.a.
	2019-2021	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	10,198	—	—	—	—	10,198	10,198	n.a.
	2020-2023	2020-2022	21-5-2020	21-5-2023	21-5-2025	22-5-2023 to 22-5-2033	0.00	—	4,658	447,913	—	—	4,658	4,658	—.
J. Gerbig – COO	2018-2020	2018-2020	31-12-2017	31-12-2020	n.a.	1-1-2021 to 31-12-2027	49.06	10,027	—	—	10,027	926,294	—	—	n.a.
	2019-2021	2019-2021	31-12-2018	31-12-2021	n.a.	1-1-2022 to 31-12-2028	54.62	9,470	—	—	—	—	9,470	9,470	n.a.
	2020-2023	2020-2022	21-5-2020	21-5-2023	21-5-2025	22-5-2023 to 22-5-2033	0.00	—	4,658	447,913	—	—	4,658	4,658	—.

LTIP 2018-2020

The conditional performance options granted as of 31 December 2017 and vested on 31 December 2020 are referred to as the LTIP 2018-2020.

The targets set by the Supervisory Board in respect of the LTIP 2018-2020 were determined based on full-year order and revenue growth. The targets used for the vesting of the options granted under the LTIP 2018-2020 and their relative weight were as follows:

Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed Order growth after 2017	20%
Positive adjusted EBITDA margin for both Germany and the Just Eat Takeaway.com Group within 2 to 3 years after the IPO[1]	20%
The adjusted EBITDA for the Netherlands to continue to increase after 2016[2]	20%

1
The positive adjusted EBITDA margin for both Germany and the Just Eat Takeaway.com Group in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive).

2
Following the higher than expected growth of Scoober, also in the Netherlands, Just Eat Takeaway.com amended the medium-term objective for the Netherlands from "adjusted EBITDA margin for the Netherlands to continue to increase" to "adjusted EBITDA for the Netherlands to continue to increase".

Application of the LTIP 2018-2020 as of 31 December 2017 resulted in the granting to the Managing Directors of a total of 33,165 conditional performance options upon the adoption of Just Eat Takeaway.com's annual accounts 2017. The exercise price of the conditional performance options, once vested, is €49.06 (the average closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam on the last five trading days of 2017).

The number of conditional performance options granted to each Managing Director for the fiscal year 2017 are as follows:

	Maximum grant (in euro)	Maximum number of options
Jitse Groen – CEO	75% * € 400,000 = € 300,000	12,340
Brent Wissink – CFO	75% * € 350,000 = € 262,500	10,798
Jörg Gerbig – COO	75% * € 325,000 = € 243,750	10,027

These conditional performance options vested at 100% on 31 December 2020 based on the continued employment and the achievement of the targets set by the Supervisory Board. As of the Latest Practicable Date, no vested options under the LTIP 2018-2020 had been exercised.

LTIP 2019-2021

The conditional performance options granted as of 31 December 2018 and expected to vest on 31 December 2021 are referred to as the LTIP 2019-2021.

The targets set by the Supervisory Board are determined based on full-year Order and revenue growth. The conditional performance options will vest if the Just Eat Takeaway.com Group's business develops in accordance with and in the direction of the medium-term targets as communicated to the stock market.

The targets to be used for the vesting of the conditional performance options to be granted under the LTIP 2019-2021 and their relative weight are as follows:

Targets	Relative weight
Order growth to exceed 25% per annum in the medium-term	20%
> 30% CAGR over 2015 Actual-2018 Estimate	20%
Revenue growth to continue to exceed Order growth after 2016	20%
Positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com within 2 to 3 years after the IPO[1]	20%
The adjusted EBITDA for the Netherlands to continue to increase after 2016[2]	20%

1
The positive adjusted EBITDA margin for both Germany and Just Eat Takeaway.com in this context means monthly positive adjusted EBITDA margins (whether or not the full year adjusted EBITDA margins are positive).

2
Following the higher than expected growth of Scoober, also in the Netherlands, Just Eat Takeaway.com amended the medium-term objective for the Netherlands from "adjusted EBITDA margin for the Netherlands to continue to increase" to "adjusted EBITDA for the Netherlands to continue to increase".

Application of the LTIP 2019-2021 as of 31 December 2018 resulted in the granting to the Managing Directors of a total of 31,323 conditional performance options. These options were granted upon the adoption of Just Eat Takeaway.com's annual accounts 2018. The methodology for calculating the number of options granted is set forth in Note 6 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements. The exercise price of the conditional performance options, once vested, is €54.62 (the average closing price of Just Eat Takeaway.com Shares on Euronext Amsterdam on the last five trading days before 31 December 2018).

The maximum number of conditional performance options granted to each Managing Director for the fiscal year 2018 are as follows:

	Maximum grant (in euro)	Maximum number of options
Jitse Groen – CEO	75% * € 400,000 = € 300,000	11,655
Brent Wissink – CFO	75% * € 350,000 = € 262,500	10,198
Jörg Gerbig – COO	75% * € 325,000 = € 243,750	9,470

These conditional performance options will vest three years after the grant date depending on the continued employment and the achievement of the targets set by the Supervisory Board.

LTIP 2020-2022

The grant of conditional performance options referred to as LTIP 2020-2022 in the Annual Report 2019 has not been made due to the adoption of the revised remuneration policy for the Management Board as per the 2020 AGM.

LTIP 2020-2023

Conditional performance options granted as per 21 May 2020 and expected to vest on 21 May 2023 are referred to as the LTIP 2020-2023.

The targets set by the Supervisory Board are determined based on full-year revenue growth, relative TSR and a strategic target. The awards have been granted in the form of nil-cost conditional performance options, which will vest if Just Eat Takeaway.com's business develops in accordance with and in the direction of the medium-term targets as determined by the Supervisory Board.

The targets to be used for the vesting of the options granted under the LTIP 2020-2023 as well as the achieved performance respectively are considered competitively sensitive and will therefore be published in the annual report after the relevant performance period.

Application of the LTIP 2020-2023 as per 21 May 2020 resulted in the granting to the Managing Directors of a total of 14,233 awards. The number of awards is 100% of base fee divided by the share price average of the five-day period after the annual General Meeting.

Minimum vesting is 0% of the target award level and the formal limit under the LTIP 2020-2023 allows vesting of 200% of the target award level, excluding any dividend equivalent accruals.

Shareholding guidelines

To motivate and incentivize delivery of sustained performance over the long-term and to promote alignment with shareholders' interests, Managing Directors are expected to retain 50% of the Just Eat Takeaway.com Shares vesting under all share plans (after any disposals for the payment of applicable taxes) until such time as they hold a minimum of 400% of their base fee in Just Eat Takeaway.com Shares. Those who leave the Management Board will be required, for at least two years after their departure, to retain Just Eat Takeaway.com Shares at a level equal to the lower of 100% of their pre-cessation shareholding requirement or their actual shareholding on departure. In addition, the applicable holding periods under all share plans apply to all vested shares and continue post-'employment'. Once shareholding guidelines have been met, individuals are expected to retain these levels as a minimum. The Remuneration & Nomination Committee will review shareholdings annually in the context of the remuneration policy for the Management Board.

Adjustments to variable remuneration

Pursuant to Dutch law and the remuneration policy of the Management Board, the remuneration of managing directors may be reduced or managing directors may be obliged to repay (all or part of) their variable remuneration to the company if certain circumstances apply. Pursuant to the remuneration policy of the Management Board, in line with Dutch law and in line with the UK Corporate Governance Code, the variable remuneration may be reduced or recovered (in whole or in part) if certain circumstances apply, including malus (being the forfeiture of unvested awards) and test of reasonableness (being the power of the Supervisory Board to adjust the value downwards or upwards) if in the opinion of the Supervisory Board payment of the variable remuneration component would produce an, by standards of reasonableness and fairness, unacceptable result. In addition, the Company will have the authority under Dutch law to recover from a managing director any variable remuneration paid on the basis of incorrect financial or other data about reaching the targets or the occurrence of certain events on which the variable remuneration was dependent (claw back). The supervisory board may furthermore adjust the variable remuneration (to the extent that it is subject to reaching certain targets and the occurrence of certain events) to an appropriate level if payment of the variable remuneration were to be unacceptable according to the requirements of reasonableness and fairness.

In fiscal year 2020, no variable remuneration was reclaimed from any Managing Director.

Compensation Package's Compliance with Remuneration Policy

The remuneration granted to the individual Managing Directors in 2020 is compliant with the remuneration policy.

In 2020, no deviations from the procedure for the implementation of the remuneration policy for any Managing Director were made and no derogations itself have been applied.

Pay Ratios within the Just Eat Takeaway.com Group and Annual Change

The pay ratio from Just Eat Takeaway.com's CEO relative to the average pay of all employees employed by the Just Eat Takeaway.com Group was sixteen to one in 2020 (2019: sixteen to one). This ratio is based upon total staff cost per average FTE in the year. This calculation includes the full total compensation and benefits, such as pension schemes, and share-based payments, payable to the Just Eat Takeaway.com Group's CEO and employees.

The pay ratio was calculated in due observance of the recommendation of the monitoring committee corporate governance.

Although the Just Eat Takeaway.com Group expects this ratio to increase over time, driven by the growth of the number of couriers employed, it is considered important for the Just Eat Takeaway.com Group to continuously monitor the ratio between the highest and the average paid persons within Just Eat Takeaway.com.

	Annual change
Managing Director's remuneration	2016 vs 2015	2017 vs 2016	2018 vs 2017	2019 vs 2018	2020 vs 2019
J. Groen CEO	n.a.	10%	17%	23%	87%
B. Wissink CFO	n.a.	4%	17%	28%	89%
J. Gerbig COO	n.a.	3%	18%	35%	96%

Just Eat Takeaway.com performance
Revenue	n.a.	50%	42%	79%	391%
Adjusted EBITDA	n.a.	(51%)	59%	216%	1,454%
Orders	n.a.	38%	38%	70%	228%

Average remuneration on a full-time equivalent basis of employees
Employees of the Just Eat Takeaway.com Group	n.a.	3%	(19)%	23%	41%

The table above contains an overview over the past four years only as Just Eat Takeaway.com was not listed prior to October 2016.

Share Ownership

The number of Just Eat Takeaway.com Shares held by Managing Directors as of the Latest Practicable Date is set forth in the table below.

Name	Total Just Eat Takeaway.com Shares	Percentage of Just Eat Takeaway.com Shares

Jitse Groen	15,318,766	10.29%
Brent Wissink	115,581	0.08%
Jörg Gerbig	310,000	0.21%

Name	Award Date	Number of Just Eat Takeaway.com Options (at maximum)	Exercise Price (in €)	Expiration Date
Jitse Groen	31-12-2017	12,340	49.06	31-12-2027
	31-12-2018	11,655	54.62	31-12-2028
	21-05-2020	4,917	0.00	22-05-2033
Brent Wissink	31-12-2017	10,798	49.06	31-12-2027
	31-12-2018	10,198	54.62	31-12-2028
	21-05-2020	4,658	0.00	22-05-2033
Jörg Gerbig	31-12-2017	10,027	49.06	31-12-2027
	31-12-2018	9,470	54.62	31-12-2028
	21-05-2020	4,658	0.00	22-05-2033

Severance arrangements

Contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a non-voluntary termination of employment. In that situation, the severance package is equal to the sum of the six-month gross fixed base fee of the respective Managing Director. The contractual severance arrangements are compliant with the Dutch Corporate Governance Code. During fiscal year 2020, no severance payments were granted to the members of the Management Board and the Supervisory Board.

Payments by participating interests

During fiscal year 2020, no remuneration for members of the Management Board was made at the account of any participating interest of Just Eat Takeaway.com.

Remuneration for the Management Board in 2020

For an overview of the total remuneration for for the Management Board in 2020, see "—Total Remuneration 2020".

Supervisory Board Remuneration

The initial remuneration of the Supervisory Board was determined by the General Meeting, prior to the completion of the Company's initial public offering, on 3 October 2016. On 9 January 2020, the General Meeting resolved to approve a different remuneration structure in respect of the Supervisory Directors appointed therein. The appointment of Ms Burr and Mr Palaniappan became effective as of 31 January 2020 and the different remuneration applied until a remuneration policy for the Supervisory Board was adopted at the 2020 AGM. In due observance of the Company's remuneration policy for the Supervisory Board as adopted at the 2020 AGM, the remuneration of the individual Supervisory Directors has been amended and has taken effect as of the date following the 2020 AGM.

The main objective of the Supervisory Board remuneration policy is to attract and retain Supervisory Directors, taking into account the nature of the Company's business, the Supervisory Board's activities and the desired expertise, experience and independence of the Supervisory Directors, as set out in the profile of the Supervisory Board. The remuneration policy for the Supervisory Board aims to reward Supervisory Directors to utilize their expertise and experience to the maximum extent possible, to execute the responsibilities assigned to them including but not limited to the responsibilities imposed by the BW, the Articles, the Dutch Corporate Governance Code and (to the extent practicable) the UK Corporate Governance Code. The fees payable to the Supervisory Directors are determined by the Supervisory Board. The fees payable to the chairperson of the Supervisory Board are determined by the Remuneration & Nomination Committee. All fees will be subject to periodic review. Pursuant to the remuneration policy for the Supervisory Board, the remuneration of the Supervisory Directors consists of the following elements: (i) fixed fee and committee fee; (ii) a market supplement and (iii) travel fee.

Fixed fee and committee fee

The fixed fee for the chair of the Supervisory Board has been set at €95,000, for the vice-chairperson of the Supervisory Board at €70,000 and for each other Supervisory Director at €60,000. The committee fee for the chair of a committee has been set at €15,000 and for other committee members at €7,500.

Market supplement

In order to take into account fee level differences between the UK and the Netherlands, to accommodate onboarding from the Just Eat Group and legacy Takeaway.com within the Just Eat Takeaway.com Group and to reflect the additional complexity and time spent as a result of the context of being a Dutch incorporated company with a two tier board structure, listed in the Netherlands and the United Kingdom, a market supplement for the chairman of the Supervisory Board has been set at €25,000, for the vice-chairperson of the Supervisory Board at €20,000 and for other Supervisory Directors at €15,000.

Travel fee

Supervisory Directors living outside of the Netherlands also receive a travel fee to compensate for the additional time commitment due to travelling (when meetings are held outside their country of residence). The travel fee has been set at €2,000 for continental travel (per meeting) and at €4,000 for intercontinental travel (per meeting).

In addition, actual incurred costs are reimbursed. The remuneration for Supervisory Directors is not dependent on the results of the Company. The Company did not provide any loans, advances, guarantees, shares or options to its Supervisory Directors.

Share ownership

As of the date of this Prospectus, none of the current Supervisory Directors holds any Just Eat Takeaway.com Shares or options on Just Eat Takeaway.com Shares.

Remuneration for the Supervisory Board in 2020

For a description of the remuneration for the Supervisory Board in 2020 see " ―Total Remuneration 2020".

Pensions for the Supervisory Board

As of the date of this Prospectus, there are no amounts reserved or accrued by the Just Eat Takeaway.com Group to provide pension, benefit, retirement or similar benefits for current Supervisory Directors.

Total Remuneration 2020

The total remuneration actually due to the individual Managing Directors, as well as the individual Supervisory Directors for the fiscal year 2020, is set out below, compared to 2019. With regard to each Managing Director the table provides for the different components of their remuneration, taking into account the increase of the fixed remuneration of the individual Managing Directors upon adoption of the revised remuneration policy in fiscal year 2019 and a new remuneration policy as of 1 January 2020. For the Supervisory Directors the table takes into account the introduction of a remuneration policy for the Supervisory Board, effective as of 15 May 2020. The remuneration of the Management Board and Supervisory Board are recognized in the consolidated statement of profit or loss and other comprehensive loss during the year.

		Fixed remuneration			Variable remuneration
Name of Director, position	Reporting period	Base fee	Fees	Benefits	One-year variable	Multi-year variable	Extra- ordinary items	Pensions allowance	Total remun- eration	Proportion of fixed and variable remuneration
J. Groen – CEO	2020	475	—	31	478	310	—	50	1,344	41% / 59%
	2019	448	—	31	—	191	—	50	720	74% / 26%
B. Wissink – CFO	2020	450	—	22	454	278	—	50	1,254	42% / 58%
	2019	414	—	24	—	176	—	50	664	73% / 27%
J. Gerbig – COO	2020	450	—	1	454	265	—	50	1,220	41% / 59%
	2019	404	—	—	—	172	—	46	622	72% / 28%
A. Nühn – Chairman of the Supervisory Board	2020	99	16	—	—	—	—	—	115	100% / 0%
	2019	65	—	—	—	—	—	—	65	100% / 0%
C. Vigreux – Vice-Chairman of the Supervisory Board	2020	75	5	—	—	—	—	—	80	100% / 0%
	2019	50	—	—	—	—	—	—	50	100% / 0%
R. Teerlink – Supervisory Director	2020	66	9	—	—	—	—	—	75	100% / 0%
	2019	50	—	—	—	—	—	—	50	100% / 0%
G. Burr – Supervisory Director	2020	54	14	—	—	—	—	—	68	100% / 0%
	2019	—	—	—	—	—	—	—	—	—
J. Palaniappan –Supervisory Director	2020	53	—	—	—	—	—	—	53	100% / 0%
	2019	—	—	—	—	—	—	—	—	—
J. Reck – Supervisory Director	2020	7	—	—	—	—	—	—	7	100% / 0%
	2019	38	—	—	—	—	—	—	38	100% / 0%

Share Option and Share Plans

In 2020, Just Eat Takeaway.com maintained seven share and options plans for employees:

•	the Takeaway.com Employee Share Option Plan;

•	the "rolled over" Just Eat Deferred Share Bonus Plan 2018, Just Eat Sharesave Scheme, Just Eat Ireland Sharesave Scheme and Just Eat International Sharesave Scheme; and

•	the newly adopted Just Eat Takeaway.com Performance Share Plan and Just Eat Takeaway.com Restricted Share Plan (collectively, the "Employee Share Plans").

Pursuant to the Employee Share Plans and subject to their respective terms and conditions, certain employees of the Just Eat Takeaway.com Group are entitled to receive a number of STAK depository receipts and/or a number of rights to subscribe for STAK depository receipts. Generally, upon vesting of a grant and, where relevant, exercise of options under any of the Employee Share Plans, Just Eat Takeaway.com issues or transfers the relevant number of Just Eat Takeaway.com Shares or Just Eat Takeaway.com CDIs to STAK for the benefit of the relevant participants and STAK, in due observance of its articles of association and in accordance with its terms and conditions of administration, issues one STAK depositary receipt to the relevant eligible participant for each Just Eat Takeaway.com Share issued or Just Eat Takeaway.com CDI transferred to it for the benefit of such eligible participant. Based on STAK's terms and conditions, STAK exercises the voting rights attributable to the Just Eat Takeaway.com Shares and Just Eat Takeaway.com CDIs it holds and administers at its own discretion.

For additional information on the Employee Share Plans, see Note 6 to the 2020 Just Eat Takeaway.com Consolidated Financial Statements.

Insider Dealing Policy

The Company has an insider dealing policy, which is applied throughout Just Eat Takeaway.com. Everyone involved with Just Eat Takeaway.com is responsible for keeping inside information confidential. If a person is in possession of inside information, they should not deal in Just Eat Takeaway.com's securities (shares, CDIs, options or convertible bonds).

The Supervisory Board, the Management Board and senior executives (not being members of the Supervisory Board or Management Board), who have regular access to inside information relating directly or indirectly to Just Eat Takeaway.com and the power to take managerial decisions affecting the future developments and business prospects of Just Eat Takeaway.com (so-called PDMRs) may not deal in the Company's securities during a closed period, regardless of whether they possess inside information. The closed periods are:

•
the periods of two months prior to the publication of Just Eat Takeaway.com's annual financial statements and 30 calendar days prior to the publication of Just Eat Takeaway.com's semi-annual financial statements; and

•	the period of approximately three weeks prior to the publication of Just Eat Takeaway.com's interim trading updates.

In addition, a Just Eat Takeaway.com employee and certain third-party consultants may not deal in the Company's securities if they are included on an insider list, unless dispensation has been granted by the compliance officer.

The Management Board established a disclosure committee, which in 2020 consisted of the members of the Management Board, the Investor Relations manager and the company secretary. The disclosure committee's task is to establish and maintain disclosure controls and procedures in respect of inside information.

Employment, Service and Severance Agreements

As of the date of this Prospectus, the three Managing Directors each have a service agreement (overeenkomst van opdracht) with the Company. The terms and conditions of these service agreements are governed by Dutch law. The contractual severance arrangements of the Managing Directors provide for compensation for the loss of income resulting from a termination of the service agreement at the initiative of the Company. In that situation, the gross severance payment is equal to the sum of the six-month gross fixed base fee of the respective Managing Director.

The Supervisory Directors each have an agreement for their engagement with the Company, which are governed by Dutch law. These agreements do not contain any severance provisions.

Pension Schemes

The Just Eat Takeaway.com Group and, following the Transaction, the Enlarged Group operates various post-employment schemes, including defined contribution plans. The Just Eat Takeaway.com Group and, following the Transaction, the Enlarged Group offers defined contribution benefit plans for all qualifying employees, limiting the Just Eat Takeaway.com Group's and, following the Transaction, the Enlarged Group's legal obligation to the amount it agrees to contribute during the period of employment. The assets of the plan are held separately from those of the Just Eat Takeaway.com Group and, following the Transaction, the Enlarged Group in funds under the control of pension insurance companies and pension funds. The defined contribution benefit plans held by the Company's subsidiaries in other countries than the Netherlands are similar to those held in the Netherlands. A defined contribution plan is a pension scheme in which the employer has no legal or financial obligations besides paying pension contributions to the defined contribution plan.

Dutch Corporate Governance Code

The Dutch Corporate Governance Code applies to all Dutch companies listed on a regulated market or a comparable system. The Dutch Corporate Governance Code therefore applies to the Company. The Dutch Corporate Governance Code contains a number of principles and best practice provisions in respect of managing boards, supervisory boards, shareholders and the general meeting, long-term value creation, remuneration, disclosure, risk control and auditing.

The Company is required to disclose in its management report in its annual report whether or not it applies the provisions of the Dutch Corporate Governance Code and, if it does not apply those provisions, to explain the reasons why.

Compliance with the Dutch and UK corporate governance codes

As a company listed on both Euronext Amsterdam and the London Stock Exchange, Just Eat Takeaway.com operates with consideration of both the Dutch and UK corporate governance regimes. The Company's compliance with these regimes, as set out in the Dutch Corporate Governance Code and the UK Corporate Governance Code, is covered below.

Compliance with the Dutch Corporate Governance Code and the UK Corporate Governance Code

The Company acknowledges the importance of good governance. The Company agrees with the general approach and is committed to adhering to the best practices of the Dutch Corporate Governance Code as much as possible. The Company fully complies with the Dutch Corporate Governance Code, with the exception of the following provisions:

•
Best practice provision 4.3.3 of the Dutch Corporate Governance Code, which relates to the binding nature of a nomination for the appointment or dismissal of Managing Directors and Supervisory Directors, is not complied with. If the General Meeting overrules a binding nomination, the party who made the initial binding nomination can make a new binding nomination for the appointment or dismissal of Managing Directors or Supervisory Directors.

•
In 2020, the Company did not comply with best practice provision 4.1.8 of the Dutch Corporate Governance Code as not all Managing Directors and Supervisory Directors attended the general meetings at which votes were cast for their nomination. This was generally related to COVID-19 and restrictions by the Dutch government around the time of the relevant general meetings.

Just Eat Takeaway.com furthermore adheres to the principles of the UK Corporate Governance Code, the UK preemption rights principles and the principles of the UK City Code on Takeovers and Mergers (the "City Code"), in each case as far as practicable. The UK Corporate Governance Code assesses corporate governance from the angle of a company incorporated under UK law with a unitary board. Therefore, Just Eat Takeaway.com – being incorporated in the Netherlands and having a dual board structure – may as a matter of Dutch law be unable to strictly comply with all elements of the provisions of the UK Corporate Governance Code. In observance of these differences in jurisdiction, Just Eat Takeaway.com has concluded that its disclosure on the following provisions may not be in line with expectations under the UK Corporate Governance Code:

•
Provision 14: Just Eat Takeaway.com reports on the meetings of the Supervisory Board, its committees as well as individual attendance by the Supervisory Directors, but not on meetings of the Management Board.

•
Provision 23: The work of the Supervisory Board and its committees does not pertain to senior management. As such, the Remuneration & Nomination Committee does not report on the gender balance in this group of employees; the Management Board's commitment towards a diverse and inclusive workforce in 2020 is set out in the 2020 Annual Report;

•
Provision 27 and Provision 31: While the 2020 Annual Report does not include the term "fair, balanced and understandable" or a "viability statement", the Management Board makes confirmations and statements in the 2020 Annual Report to a similar effect, but in accordance with provision 1.4.3 of the Dutch Corporate Governance Code and article 5:25c (2)(c) of the FMSA.

INFORMATION INCORPORATED BY REFERENCE

Availability of Documents

At least for the validity of this Prospectus, this Prospectus as well as any supplement thereto, and any other documents which are incorporated by reference into this Prospectus, including the up to date Articles and the relevant auditors' reports, can be inspected and may be obtained in electronic form free of charge from the Company's website at www.justeattakeaway.com or by clicking on the relevant hyperlinks included under "—Documents Incorporated by Reference".

Documents Incorporated by Reference

The following documents are incorporated in this Prospectus by reference and, as such, form part of this Prospectus and can be found on www.justeattakeaway.com, as well as by clicking on the hyperlinks included in the bullets below:

•	the Articles;

•	the Just Eat Takeaway.com trading update for the three months ended 31 March 2021;

•	pages 155-242 and 253-263 of the 2020 Annual Report (the consolidated financial statements and independent auditor's report);

•	pages 127-202 and 206-213 of the 2019 Annual Report (the consolidated financial statements and independent auditor's report);

•	pages 114-177 and 181-186 of the 2018 Annual Report (the consolidated financial statements and independent auditor's report);

•
pages 3-5 ("Strategic Performance Review"), pages 36-87 and 33-35 (the financial statements and independent auditor's report) and pages 90-95 ("Alternative performance measures") of the Just Eat Limited 2019 Annual Report;

•	pages 94-133 and 86-93 (the financial statements and independent auditor's report) of the Just Eat Limited 2018 Annual Report;

•	pages 1-26 (Financial Information and Other Information) of the Grubhub first quarter 2021 report on Form 10-Q;

•
pages 4-8 ("Growth Strategy", "The Grubhub Solution", "Challenges", "Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing"), pages 40-70 (the financial statements, accompanying notes thereto and the report of independent registered public accounting firm) and page 74 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence") of the Grubhub 2020 Annual Report;

•
pages 4-8 ("Growth Strategy", "The Grubhub Solution", "Challenges", "Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing"), pages 40-71 (the financial statements, accompanying notes thereto and the report of independent registered public accounting firm) and page 76 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence") of the Grubhub 2019 Annual Report; and

•
pages 4-8 ("Growth Strategy", "The Grubhub Solution", "Challenges", "Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing"), pages 41-72 (the financial statements, accompanying notes thereto and the report of independent registered public accounting firm) and page 77 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence") of the Grubhub 2018 Annual Report.

In the context of the NL Admission, the UK Admission and the ADS Admission (together, the "Admission"), the parts of the Just Eat Takaway.com, Just Eat Limited and Grubhub Annual Reports which are not incorporated by reference are either not relevant for investors or are covered elsewhere in this Prospectus. To the extent that any document or information incorporated by reference incorporates any information by reference, either expressly or impliedly, such information will not form part of this Prospectus, except where such information or documents are stated within this Prospectus as specifically being incorporated by reference or where this Prospectus is specifically defined as including such information.

Any statement contained in a document that is deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained in this Prospectus (or in a later document, which is incorporated by reference into this Prospectus) modifies or supersedes such earlier statement (whether expressly, by implication, or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Information Relating to the Just Eat Takeaway.com Group

The historical financial information of the Just Eat Takeaway.com Group and the related auditor's reports are incorporated by reference in this Prospectus. The 2019 Annual Report and the 2018 Annual Report relate to the Just Eat Takeaway.com Group prior to the Just Eat Acquisition.

Topic	2020 Annual Report	2019 Annual Report	2018 Annual Report
Description of Just Eat Takeaway.com Shares
Options rights on shares	pp. 217-219 ("Note 20 – Equity")	pp. 177-180 ("Note 19 –Capital and reserves")	pp. 153-163 ("Note 20 –Capital and reserves")
History of Share Capital	pp. 217-219 ("Note 20 – Equity")	pp. 177-180 ("Note 19 –Capital and reserves")	pp. 153-163 ("Note 20 –Capital and reserves")
Historical Financial Information
Consolidated financial statements 2020	pp. 155-242 ("Financial statements")	-	-
Auditor's report on the consolidated financial statements 2020	pp. 253-263 ("Independent auditor's report")	-	-
Consolidated financial statements 2019	-	pp. 127-202 ("Financial statements")	-
Auditor's report on the consolidated financial statements 2019	-	pp. 206-213 ("Independent auditor's report")	-
Consolidated financial statements 2018	-	-	pp. 114-177 ("Financial statements")
Auditor's report on the consolidated financial statements 2018	-	-	pp. 181-186 ("Independent auditor's report")

Information Relating to the Just Eat Group

The historical financial information of the Just Eat Group and the related independent auditor's reports are incorporated by reference in this Prospectus. The Just Eat Limited 2019 Annual Report and Accounts and the Just Eat Limited 2018 Annual Report and Accounts relate to the Just Eat Group prior to the Just Eat Acquisition.

Topic	Just Eat Limited 2019 Annual Report and Accounts	Just Eat Limited 2018 Annual Report and Accounts
Operating and Financial Review
Operating and Financial Review	pp. 3-5 ("Strategic Performance Review"), pp. 90-95 ("Alternative performance measures")	-
Historical Financial Information
Consolidated financial statements 2019	pp. 36-87	-
Auditor's report on the consolidated financial statements 2019	pp. 33-35 ("Independent auditor's report")	-
Consolidated financial statements 2018	-	pp. 94-133 ("Financial Statements")
Auditor's report on the consolidated financial statements 2018	-	pp. 86-93 ("Independent auditor's report")

Information Relating to the Grubhub Group

The historical financial information of the Grubhub Group and the related auditor's reports are incorporated by reference in this Prospectus.

Topic	Grubhub 2020 Annual Report	Grubhub 2019 Annual Report	Grubhub 2018 Annual Report
Business
Strategy	pp. 4-6 ("Growth Strategy", "The Grubhub Solution", "Challenges")	pp. 4–8 ("Growth Strategy", "The Grubhub Solution", "Challenges")	pp. 4 – 8 ("Growth Strategy", "The Grubhub Solution", "Challenges")
Products and Services, Customer Care, Geographic Markets, Sales and Marketing	pp. 6–8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")	pp. 4–8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")	pp. 4-8 ("Products and Services", "Customer Care", "Geographic Markets", "Sales and Marketing")
Related Party Transactions
Related Party Transactions	p. 74 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")	p. 76 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")	p. 77 ("Item 13 – Certain Relationships and Related Party Transactions and Director Independence")
Historical Financial Information
Consolidated financial statements 2020	pp. 40-68 ("Financial statements and supplementary data")	-	-
Auditor's report on the consolidated financial statements 2020	pp. 69-70 ("Report of independent registered public accounting firm")	-	-
Consolidated financial statements 2019	-	pp. 40-69 ("Financial statements and supplementary data")	-
Auditor's report on the consolidated financial statements 2019	-	pp. 70-71 ("Report of independent registered public accounting firm")	-
Consolidated financial statements 2018	-	-	pp. 41-71 ("Financial statements and supplementary data");
Auditor's report on the consolidated financial statements 2018	-	-	p. 72 ("Report of independent registered public accounting firm")

No Incorporation of Website

The contents of the Company's or Grubhub's website, including any websites accessible from hyperlinks on the Company's or Grubhub's website, or any other websites referenced in this Prospectus, do not form part of and are not incorporated by reference in this Prospectus and have not been scrutinized or approved by the AFM or the FCA.

ADDITIONAL INFORMATION

The information incorporated by reference in this Prospectus (see "Information Incorporated by Reference"), among other subjects, contains information on the Just Eat Takeaway.com Group, the Grubhub Group and the Enlarged Group. This chapter contains information that should be read in conjunction with the information incorporated by reference in this Prospectus.

Proposed Directors of the Enlarged Group

Proposed Managing Directors

The following table lists the names, proposed and current positions of the proposed managing directors of the Enlarged Group ("Proposed Managing Directors"):

Name	Proposed Position in the Enlarged Group	Current Position within the Company or Grubhub
Jitse Groen	CEO	CEO of Just Eat Takeaway.com
Matthew Maloney	Managing Director	CEO of Grubhub
Brent Wissink	CFO	CFO of Just Eat Takeaway.com
Jörg Gerbig	COO	COO of Just Eat Takeaway.com

Jitse Groen (will assume the role of CEO of the Enlarged Group)

Jitse is currently the CEO of the Company and will assume the role of CEO of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Mathew Maloney (will assume the role of member of the Management Board of the Enlarged Group and will lead the Enlarged Group's business across North America)

Matthew has served as Grubhub's CEO and a member of Grubhub's board since 8 August 2013, the date of the Seamless Merger, and as Grubhub's President from August 2015 to January 2018. Prior to the Seamless Merger, Matthew served as CEO and a member of the board of directors of Grubhub Holdings, a company he co-founded in 2004. Matthew led Grubhub Holdings through five rounds of investment funding, the acquisition of DotMenu, the Seamless Merger and Grubhub's initial public offering in April 2014. Matthew currently serves as an advisory board member for The University of Chicago Booth School of Business Polsky Center for Entrepreneurship. He is a member of ChicagoNEXT, an organization dedicated to driving growth and opportunity in the Chicago business community. He also serves on the Board of Trustees of the Museum of Science and Industry in Chicago as well as on the board of 1871, a non-profit digital startup incubator. He served on the board of directors of Merge Healthcare Incorporated, a provider of enterprise imaging software solutions, from August 2012 until Merge Healthcare was acquired by IBM in October 2015. Matthew holds a B.A. from Michigan State University and an M.B.A. and MSCS from the University of Chicago.

Brent Wissink (will assume the role of CFO of the Enlarged Group)

Brent is currently the CFO of the Company and will assume the role of CFO of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Jörg Gerbig (will assume the role of COO of the Enlarged Group)

Jörg is currently the COO of the Company and will assume the role of COO of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Proposed Supervisory Directors

The following table lists the names, proposed and current positions of the proposed supervisory directors of the Enlarged Group (the "Proposed Supervisory Directors"):

Name	Proposed Position in the Enlarged Group	Current Position within the Company or Grubhub
Adriaan Nühn	Chairperson	Chairperson of the Supervisory Board
Corinne Vigreux	Vice-Chairperson	Vice-Chairperson of the Supervisory Board
Ron Teerlink	Supervisory Director	Supervisory Director of Just Eat Takeaway.com

Name	Proposed Position in the Enlarged Group	Current Position within the Company or Grubhub
Gwyn Burr	Supervisory Director	Supervisory Director of Just Eat Takeaway.com
Jambu Palaniappan	Supervisory Director	Supervisory Director of Just Eat Takeaway.com
David Fisher	Supervisory Director	Non-executive director of Grubhub
Lloyd Frink	Supervisory Director	Non-executive director of Grubhub

Adriaan Nühn (will assume the role of Chairperson of the Enlarged Group)

Adriaan is currently the Chairperson of the Company and will assume the role of Chairperson of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Corinne Vigreux (will assume the role of Vice-Chairperson of the Enlarged Group)

Corinne is currently the Vice-Chairperson of the Company and will assume the role of Vice-Chairperson of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Ron Teerlink (will assume the role of Supervisory Director of the Enlarged Group)

Ron is currently the Supervisory Director of the Company and will assume the role of Supervisory Director of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Gwyn Burr (will assume the role of Supervisory Director of the Enlarged Group)

Gwyn is currently Supervisory Director of the Company and will assume the role of Supervisory Director of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

Jambu Palaniappan (will assume the role of Supervisory Director of the Enlarged Group)

Jambu is currently the Supervisory Director of the Company and will assume the role of Supervisory Director of the Enlarged Group. See "Management and Corporate Governance of Just Eat Takeaway.com".

David Fisher (will assume the role of Supervisory Director of the Enlarged Group)

David has served as CEO and President of Enova International, Inc., a provider of online financial services, since January 2013, and as Chairman of Enova International, Inc. since November 2014. From September 2011 to March 2012, David served as CEO of optionsXpress Holdings, Inc., a retail online brokerage firm, and as Senior Vice President of Charles Schwab Corporation following its acquisition of optionsXpress Holdings, Inc. From October 2007 to September 2011, David served as CEO of optionsXpress Holdings, Inc., from March 2007 to October 2007, as its President, and, from August 2004 to March 2007, as its CFO. Prior to joining optionsXpress Holdings, Inc., David served as the CFO of Potbelly Sandwich Works from 2001 through 2004, of RBC Mortgage from 2000 through 2001 and of Prism Financial from December 1998 through January 2001. David has served on the Grubhub Board since 8 August 2013, the date of the business combination of Grubhub Holdings, Seamless Holdings Corporation and Seamless North America, LLC. From June 2012 until 8 August 2013, David served on the board of directors of Grubhub Holdings. David also previously served on the board of directors of Innerworkings, Inc., a global print management provider, through its sale in October 2020. He serves on the board of directors of FRISS, a provider of software solutions to insurance companies. Mr. Fisher also serves on the Board of Trustees of the Museum of Science and Industry in Chicago. Mr. Fisher holds a B.S. in Finance from the University of Illinois at Urbana-Champaign and a J.D. from Northwestern University School of Law.

Lloyd Frink (will assume the role of Supervisory Director of the Enlarged Group)

Lloyd is the co-founder of Zillow, Inc., an online real estate marketplace, which, upon Zillow's merger with Trulia, Inc. in February 2015, became a wholly-owned subsidiary of Zillow Group, Inc. Lloyd has served as President and a member of the board of directors of Zillow Group, Inc. (and, prior to the merger, Zillow, Inc.) since February 2005. In addition, he has served as Executive Chairman of the board of directors since February 2019, and before that, he served as Vice Chairman from March 2011 to February 2019. Lloyd previously served as Zillow, Inc.'s Vice President from December 2004 to February 2005, as its Treasurer from December 2009 to March 2011, and as its Chief Strategy Officer from September 2010 to March 2011. From 1999 to 2004, Lloyd was at Expedia, Inc., where he held many leadership positions, including Senior Vice President, Supplier Relations, in which position he managed the air, hotel, car, destination services, content, merchandising and partner marketing groups from 2003 to 2004. Lloyd has also served on the Grubhub Board since December 2013. Lloyd holds an A.B. in Economics from Stanford University.

Potential conflicts of interest and other information

There are no potential conflicts between the personal interests or other duties of Managing Directors or Supervisory Directors on the one hand and the interests of the Company on the other hand. There is no family relationship between any Managing Director or any Supervisory Director.

During the last five years, none of the Proposed Managing Directors or the Proposed Supervisory Directors: (i) has been convicted of fraudulent offenses; (ii) has served as a director or officer of any entity subject to bankruptcy proceedings, receivership or liquidation, or put into administration; or (iii) has been involved in or subject to any official public incrimination and/or sanctions by statutory or regulatory authorities (including designated professional bodies), or disqualification by a court from acting as a member of the administrative, management or supervisory body of an issuer, or from acting in the management or conduct of the affairs of any issuer.

Other than as set out in the Articles ("Supervisory Board: appointment, suspension and dismissal"), incorporated by reference in this Prospectus, there are no arrangements or understandings with major Just Eat Takeaway.com Shareholders, suppliers, customers or others pursuant to which any Managing Director or Supervisory Director was selected as a member of the Management Board or Supervisory Board.

The CEO of the Company, Jitse Groen, has agreed, subject to certain exceptions, not to sell or otherwise transfer his (directly or indirectly held or otherwise beneficially owned) Just Eat Takeaway.com Shares (see "The Voting and Support Agreement").

Interests material to the Transaction

Save as otherwise disclosed in "The Merger Agreement" and elsewhere in this Prospectus, there are no interests, including conflicts of interest, that are material to the Transaction.

Litigation relating to the Transaction

Since the announcement of the Merger Agreement on 10 June 2020, six complaints have been filed in the U.S. in connection with the Transaction (together the "Transaction Litigation"). The plaintiffs in the Transaction Litigation, who each purport to be stockholders of Grubhub, generally allege that Grubhub’s preliminary proxy statement filed with the SEC on 27 April 2021 omitted material information in connection with the Transaction. One plaintiff also alleges breaches of fiduciary duties by members of the Grubhub Board in relation to the sales process and potential conflicts of interest, and another alleges that the Merger Agreement’s "no solicitation" clause and "termination fee" are restrictive to Grubhub’s ability to consider other offers.

It is common in the United States for such claims to be filed in relation to acquisitions of a United States public company like the Transaction and Just Eat Takeaway.com and Grubhub believe the claims asserted in the Transaction Litigation are without merit. At this point, the quantum of the Transaction Litigation is not known and no reasonable estimation of the financial effect (if any) of the Transaction Litigation on Grubhub or the Enlarged Group can be made.

Remuneration

Supplementary remuneration for Matthew Maloney

Mr. Maloney will be issued replacement equity awards in respect of existing equity awards he holds in Grubhub at Completion in accordance with the terms of the Merger Agreement and the treatment of equity awards for all other employees of Grubhub.

Major Shareholders of Just Eat Takeaway.com

As at the Latest Practicable Date, according to the AFM register, the following Just Eat Takeaway.com Shareholders own 3% or more of the Company's share capital or voting rights. This table reflects filings with the AFM register of direct and indirect shareholdings, whether actually or potentially held, as of the Latest Practicable Date and does not, for the avoidance of doubt, convey a statement of Just Eat Takeaway.com's views as to whether or not any such shareholder is entitled to hold such shares.

	Amount of Share Capital Owned as at the Latest Practicable Date
	Number of Just Eat Takeaway.com Shares	Percentage of share capital	Percentage of voting rights
Morgan Stanley	25,433,913	17.1%	17.1%
Delivery Hero SE	15,728,500	10.6%	10.6%
Gribhold	15,304,796	10.3%	10.3%
Tiger Global Management	7,692,497	5.2%	5.2%
Cat Rock Capital Management	7,439,760	5.0%	5.0%
Capital Group	7,351,523	4.9%	5.2%
Blackrock	6,732,580	4.5%	5.3%
FIL Limited	5,056,910	3.4%	3.3%
Bank of America Corporation	5,006,364	3.4%	3.4%
Goldman Sachs Group	4,720,646	3.2%	3.2%
UBS Group AG	4,624,299	3.1%	3.1%
Standard Life Aberdeen Plc	4,449,821	3.0%	2.9%

The following table sets forth information with respect to the direct or indirect shareholdings of each person, which is expected to be notifiable under Dutch law and/or the Disclosure Guidance and Transparency Rules for its shareholding in the Company, immediately after Completion, in so far as it is known to the Company and based on the following assumptions: (i) such shareholders do not change between the Latest Practicable Date and Completion and (ii) no issue of Just Eat Takeaway.com Shares other than the issue of the New Just Eat Takeaway.com Shares occurs between the Latest Practicable Date and Completion.

	Amount of Share Capital Owned immediately following Completion
	Number of Just Eat Takeaway.com Shares	Percentage of share capital	Percentage of voting rights
Morgan Stanley	26,502,803	12.3%	12.3%
Delivery Hero SE	15,728,500	7.3%	7.3%
Gribhold	15,304,796	7.1%	7.1%
Blackrock	11,991,326	5.6%	6.1%
Caledonia	11,097,121	5.1%	5.1%
The Vanguard Group	9,443,990	4.4%	4.4%
Goldman Sachs Group	7,935,440	3.7%	3.7%
Tiger Global Management	7,692,497	3.6%	3.6%
Cat Rock Capital Management	7,439,760	3.4%	3.4%
Capital Group	7,351,523	3.4%	3.6%

Each Just Eat Takeaway.com Share gives the right to cast one vote at the General Meetings.

The Company is not aware of any arrangement that may, at a subsequent date, result in a change of control.

Annual Accounts and Semi-Annual Accounts

Annually, within four months after the end of the financial year, the Management Board must prepare the annual accounts and make them available for inspection by the Just Eat Takeaway.com Shareholders at the office of the Company and on the Company's website. The annual accounts must be accompanied by an independent auditor's statement, a management report and other information required under Dutch law. The Company's annual accounts must be signed by the Managing Directors and the Supervisory Directors. If the signature of one or more of them is lacking, this must be disclosed, stating the reasons that any signature is lacking.

The Company's annual accounts, the independent auditor's statement, the management report and the other information required under Dutch law must be made available to the Just Eat Takeaway.com Shareholders for review as from the day of the notice convening the annual General Meeting. The annual accounts must be adopted by the General Meeting. The Management Board must send the adopted annual accounts to the AFM within five days after adoption.

The Company must prepare and make publicly available a semi-annual financial report as soon as possible, but at the latest three months after the end of the first six months of the financial year. If the semi-annual financial report is audited or reviewed, the independent auditor's audit or review report, respectively, must be published together with the semi-annual financial report. If the semi-annual financial report is unaudited or unreviewed, it should state so.

Dutch Financial Reporting Supervision Act

On the basis of the Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving) (the "FRSA") the AFM supervises the application of financial reporting standards by, among others, companies whose seat is in the Netherlands and whose securities are listed on a regulated Dutch or foreign stock exchange, such as the Company.

Pursuant to the FRSA, the AFM has an independent right to (i) request an explanation from the Company regarding its application of the applicable financial reporting standards if, based on publicly known facts or circumstances, it has reason to doubt that the Company's financial reporting meets such standards and (ii)

recommend the Company to make available further explanations. If the Company does not comply with such a request or recommendation, the AFM may request that the enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam) (the "Enterprise Chamber") orders the Company to (i) provide an explanation of the way it has applied the applicable financial reporting standards to its financial reports or (ii) prepare its financial reports in accordance with the Enterprise Chamber's instructions.

Working Capital Statement

The working capital available to the Just Eat Takeaway.com Group is, in the opinion of the Company, sufficient for the Just Eat Takeaway.com Group's present requirements; that is for at least twelve months following the date of this Prospectus.

No Significant Change

No significant change in the financial performance or in the financial position of the Just Eat Takeaway.com Group has occurred since 31 December 2020, being the latest date at which historical financial information for the Just Eat Takeaway.com Group has been published, to the date of this Prospectus.

Estimated Expenses

The estimated expenses payable by the Company in connection with the Admission amount to approximately EUR 1.7 million.

Corporate Resolutions

At the Extraordinary General Meeting held on 7 October 2020, the General Meeting resolved, among other things, to (i) approve the Transaction and (ii) delegate to the Management Board, subject to certain limitations, (a) the right to issue the New Just Eat Takeaway.com Shares and (b) the right to exclude or limit pre-emptive rights (voorkeursrechten) in connection with the issue of the New Just Eat Takeaway.com Shares.

It is expected that the issue of the New Just Eat Takeaway.com Shares and the exclusion of the pre-emptive rights (voorkeursrechten), to the extent required, in respect thereof and the Admission will be duly authorized by resolutions of the Management Board and approved by a resolution of the Supervisory Board.

Regulation

Takeover Regulation

For so long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam, Dutch rules under the FMSA and in accordance with European Directive 2004/25/EC (the "Takeover Directive") governing obligations of shareholders when making a public takeover bid will apply and the AFM will have jurisdiction over any offer for the Company and, with effect from Completion, the Enlarged Group.

In connection with the Just Eat Acquisition, Just Eat Takeaway.com announced its intention to apply for delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam, such delisting to become effective as soon as possible under applicable Dutch law and the rules, regulations and announcements of Euronext Amsterdam N.V. In light of the enlarged and more globalized investor base that Just Eat Takeaway.com will have following Completion, and in the interests of both Just Eat Takeaway.com and the Just Eat Takeaway.com Shareholders, Just Eat Takeaway.com announced in its press release dated 12 January 2021 that it now intends to take a period of time in which to determine the optimal listing venues for its long-term future and that it therefore no longer intends to delist the Just Eat Takeaway.com Shares from Euronext Amsterdam as soon as possible and will remain listed on both Euronext Amsterdam and the London Stock Exchange until otherwise decided (see "Information about Just Eat Takeaway.com—Corporate Information").

In the event that Just Eat Takeaway.com decides to delist its shares from Euronext Amsterdam in the future, it is anticipated based on current legislation that the legal regime currently applicable to Just Eat Takeaway.com in the context of a takeover offer, including (but not limited to) the mandatory offer regulations as described below (see "Dutch Rules Governing Obligations of Just Eat Takeaway.com Shareholders to Make a Public Takeover Bid"), will no longer apply.

Although the City Code does not apply to any offers for the Just Eat Takeaway.com Group and, following Completion, will not apply to any offers for the Enlarged Group (including in the event of a delisting of the Just Eat Takeaway.com Shares from Euronext Amsterdam), the Just Eat Takeaway.com Group complies (and intends that, following Completion, the Enlarged Group will comply) with the principles of the City Code as far as practicable.

Dutch Rules Governing Obligations of Just Eat Takeaway.com Shareholders to Make a Public Takeover Bid

Pursuant to the FMSA, and in accordance with the Takeover Directive, any shareholder who (individually or jointly) directly or indirectly obtains control of a Dutch public company whose shares or depository receipts issued with cooperation of the company are admitted for trading on a regulated market, such as the Company at least as long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam, is required to make a public takeover bid for all issued and outstanding shares in that company's share capital. Such control is deemed present if a (natural or legal) person is able to exercise, alone or acting in concert, at least 30% of the voting rights in the general meeting of such listed company.

An exemption exists if such (natural or legal) person, alone or acting in concert, reduces its holding below 30% within 30 days of the acquisition of control provided that: (i) the reduction of such person's holding was not effected by a transfer of shares or depositary receipts to a person exempted under article 5:71(1) FMSA; and (ii) during this period such person, alone or acting in concert, did not exercise its voting rights.

In addition, it is prohibited to launch a public takeover bid for listed securities of a Dutch public company, whose shares or depository receipts issued with cooperation of the company are admitted for trading on a regulated market, such as the Company at least as long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam, unless an offer document has been approved by the AFM. Such public takeover bid may only be launched by way of publication of an approved offer document, unless a company makes an offer for its own shares. The Dutch public takeover bid rules are intended to ensure that in the event of a public takeover bid, among other things, sufficient information will be made available to the holders of the shares, that the holders of the shares will be treated equally, that there will be no abuse of inside information and that there will be a proper and timely offer period.

Squeeze-out Proceedings

Pursuant to Section 2:92a BW, a shareholder who for his or her own account contributes at least 95% of a Dutch public company's issued share capital may institute proceedings against such company's minority shareholders jointly for the transfer of their shares to him or her. The proceedings are held before the Enterprise Chamber and can be instituted by means of a writ of summons served upon each of the minority shareholders in accordance with the provisions of the Dutch Code of Civil Procedure (Wetboek van Burgerlijke Rechtsvordering). The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine the price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. Once the order to transfer becomes final before the Enterprise Chamber, the person acquiring the shares shall give written notice of the date and place of payment and the price to the holders of the shares to be acquired whose addresses are known to him or her. Unless the addresses of all of them are known to him or her, he or she is required to publish the same in a daily newspaper with nationwide circulation.

The offeror under a public takeover bid in respect of a Dutch public company whose shares or depository receipts issued with cooperation of the company are admitted for trading on a regulated market, such as the Company at least as long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam, is also entitled to start squeeze-out proceedings if, following the public takeover bid, the offeror contributes at least 95% of the outstanding share capital and represents at least 95% of the total voting rights. The claim of a takeover squeeze-out needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the offer. The Enterprise Chamber may grant the claim for squeeze-out in relation to all minority shareholders and will determine a reasonable price to be paid for the shares, if necessary after appointment of one or three experts who will offer an opinion to the Enterprise Chamber on the value of the shares of the minority shareholders. In principle, the offer price is considered a reasonable price if the public takeover bid was a mandatory takeover bid or, in case of a voluntary public takeover bid, if at least 90% of the shares to which the public takeover bid related were acquired.

Those minority shareholders that have not previously tendered their shares under a public takeover bid in respect of a Dutch public company whose shares or depository receipts issued with cooperation of the company are admitted for trading on a regulated market, such as the Company at least as long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam, are entitled to transfer their shares to the offeror, provided that the offeror has acquired at least 95% of the outstanding share capital and represents at least 95% of the total voting rights. With regard to price, the same procedure as for takeover squeeze-out proceedings initiated by an offeror applies. The claim also needs to be filed with the Enterprise Chamber within three months following the expiry of the acceptance period of the public takeover bid.

Obligations to Disclose Holdings under Dutch Law

Shareholders

As long as the Netherlands is the home member state (as defined in Directive 2004/109/EC, also known as the Transparency Directive) of the Company, Just Eat Takeaway.com Shareholders may be subject to notification obligations under the FMSA. Just Eat Takeaway.com Shareholders are advised to seek professional advice on these obligations.

Pursuant to the FMSA, any person who, directly or indirectly, acquires or disposes of an actual or potential interest in the capital or voting rights of the Company must notify the AFM without delay, if, as a result of such acquisition or disposal, the percentage of capital interest or voting rights held by such person in the Company reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%.

A notification requirement also applies if a person's capital interest or voting rights reaches, exceeds or falls below the abovementioned thresholds as a result of a change in the Company's total issued share capital or voting rights. Such notification has to be made no later than the fourth trading day after the AFM has published the Company's notification of the change in its issued share capital.

Under the FMSA, the Company is required to notify the AFM without delay of the changes in its share capital or voting rights, if its issued share capital or voting rights changes by 1% or more compared to the Company's previous notification. The Company must furthermore notify the AFM within eight days after each quarter, in the event its share capital or voting rights changed by less than 1% in that relevant quarter or since the Company's previous notification.

In addition, each person who is or ought to be aware that, as a result of the exchange of certain financial instruments, such as options for shares, his actual capital or voting interest in the Company, reaches, exceeds or falls below any of the following thresholds: 3%, 5%, 10%, 15%, 20%, 25%, 30%, 40%, 50%, 60%, 75% and 95%, vis-à-vis his most recent notification to the AFM, which change relates to the composition of the notification as a result of certain acts (for example, (i) the exchange of certain financial instruments for shares or depositary receipts for shares, (ii) the exchange of shares for depositary receipts for shares, or (iii) as a result of the exercise of rights pursuant to a contract for the acquisition of voting rights) must give notice to the AFM no later than the fourth trading day after he or she became or ought to be aware of this change.

The AFM keeps a public register of all notifications made pursuant to these disclosure obligations and publishes all notifications received by it. The shareholder notifications referred to in this section should be made electronically through the notification system of the AFM.

Controlled entities, within the meaning of the FMSA, do not have notification obligations under the FMSA, as their, direct and indirect, interests are attributed to their (ultimate) parent. Any person may qualify as a parent for purposes of the FMSA, including an individual. A person who has a 3% or larger interest in the Company's share capital or voting rights and who ceases to be a controlled entity for these purposes must immediately notify the AFM. As of that moment, all notification obligations under the FMSA will become applicable to the former controlled entity.

Apart from the attribution of interests of controlled entities to their ultimate parent, the following other interests must, among other things, be taken into account for the purpose of calculating the percentage of capital interest or voting rights: (i) shares and voting rights directly held (or acquired or disposed of) by any person; (ii) shares and voting rights held (or acquired or disposed of) by such person's controlled entity or by a third party for such person's account or by a third party with whom such person has concluded an oral or written voting agreement; (iii) voting rights acquired pursuant to an agreement providing for a temporary transfer of voting rights against a payment; (iv) shares which such person (directly or indirectly) or third party referred to above, may acquire pursuant to any option or other right to acquire shares; (v) shares which determine the value of certain cash settled financial instruments such as contracts for difference and total return swaps; (vi) shares that must be acquired upon exercise of a put option by a counterparty; and (vii) shares which are the subject of another contract creating an economic position similar to a direct or indirect holding in those shares.

For the purpose of calculating the percentage of capital interest or voting rights, the following instruments qualify as 'shares': (i) shares; (ii) depositary receipts for shares (or negotiable instruments similar to such receipts); (iii) negotiable instruments for acquiring the instruments under (i) or (ii) (such as convertible bonds); and (iv) options for acquiring the instruments under (i) or (ii).

The notification to the AFM should indicate whether the interest is held directly or indirectly, and whether the interest is an actual or a potential interest.

A holder of a right of pledge or usufruct in respect of shares or depositary receipts for shares can also be subject to the reporting obligations of the FMSA, if such person has, or acquires, the right to vote on the shares or, in the case of depositary receipts for shares, the underlying shares. If a pledgee or usufructuary acquires the voting rights on the shares or depositary receipts for shares, this may trigger a corresponding reporting obligation for the holder of the shares or depositary receipts for shares. Special rules apply with respect to the attribution of shares or depositary receipts for shares or voting rights that are part of the property of a partnership or other community of property.

Gross short positions in shares must also be notified to the AFM. For these gross short positions the same thresholds apply as for notifying an actual or potential interest in the capital and/or or voting rights of a Dutch listed company, as referred to above, and without any set-off against long positions.

In addition, pursuant to Regulation (EU) No 236/2012 of the European Parliament and of the Council of 14 March 2012 on short selling and certain aspects of credit default swaps, each person holding a net short position attaining 0.2% of the issued share capital of a Dutch listed company is required to notify such position to the AFM. Each subsequent increase of this position by 0.1% above 0.2% must also be notified. Each net short position equal to 0.5% of the issued share capital of a Dutch listed company and any subsequent increase of that position by 0.1% will be made public via the AFM short selling register. To calculate whether a natural person or legal person has a net short position, their short positions and long positions must be set-off. A short transaction in a share can only be contracted if a reasonable case can be made that the shares sold can actually be delivered, which requires confirmation of a third party that the shares have been located. The notification shall be made no later than 3:30 pm Central European Time on the following trading day.

Management

Pursuant to the FMSA, each Managing Director and each Supervisory Director must notify the AFM: (a) immediately following the initial admission to trading and listing of the Just Eat Takeaway.com Shares, of the number of Just Eat Takeaway.com Shares and options he or she holds and the number of votes he or she is entitled to cast in respect of the Company's issued share capital, and (b) subsequently of each change in the number of Just Eat Takeaway.com Shares or options he holds and of each change in the number of votes he is entitled to cast in respect of the Company's issued share capital, immediately after the relevant change. If a Managing Director or Supervisory Director has notified a change in shareholding to the AFM under the FMSA as described under "―Obligations to Disclose Holdings under Dutch Law―Shareholders " above, such notification is sufficient for purposes of the FMSA as described in this paragraph.

Certain important market abuse rules that apply to persons discharging managerial responsibilities in respect of the Company, as well as persons closely associated with them, are described under "―Market Abuse―Management" below.

Non-compliance

Non-compliance with the disclosure obligations set out in the paragraphs above is an economic offense (economisch delict) and may lead to the imposition of criminal prosecution, administrative fines, imprisonment or other sanctions. The AFM may impose administrative penalties or a cease-and-desist order under penalty for non-compliance. If criminal charges are pressed, the AFM is no longer allowed to impose administrative penalties and vice versa, the criminal prosecution is no longer allowed if administrative penalties have been imposed. Furthermore, a civil court can impose measures against any person who fails to notify or incorrectly notifies the AFM of matters required to be correctly notified. A claim requiring that such measures be imposed must be instituted by the Company and/or one or more Just Eat Takeaway.com Shareholders who alone or together with others represent(s) at least 3% of the issued share capital or are able to exercise at least 3% of the voting rights. The measures that the civil court may impose include:

•	an order requiring the person violating the disclosure obligations to make appropriate disclosure;

•	suspension of voting rights in respect of such person's shares for a period of up to three years as determined by the court;

•
voiding a resolution adopted by a General Meeting, if the court determines that the resolution would not have been adopted if the voting rights of the person who is obliged to notify had not been exercised, or suspension of a resolution until the court makes a decision about such voiding; and

•	an order to the person violating the disclosure obligations to refrain, during a period of up to five years as determined by the court, from acquiring the shares and/or voting rights in the shares.

Public registry

The AFM does not issue separate public announcements of these notifications. It does, however, keep a public register of all notifications under the FMSA on its website (www.afm.nl), which includes notifications that must be made by "persons discharging managerial responsibilities" (including members of the administrative, management or supervisory body) under Regulation (EU) No 596/2014 of the European Parliament and the Council and the regulations promulgated thereunder (the "EU Market Abuse Regulation"). Third parties can request to be notified automatically by e-mail of changes to the public register in relation to a particular company's shares or a particular notifying party.

Identity of Shareholders

The Company may, in accordance with Chapter 3A of the Dutch Securities Giro Transactions Act, request Euroclear Nederland, admitted institutions, intermediaries, institutions abroad, and managers of investment institutions, to provide certain information on the identity of its shareholders. Such request may only be made during a period of 60 days up to the day on which the General Meeting will be held. No information will be given on Just Eat Takeaway.com Shareholders with an interest of less than 0.5% of the issued share capital. A Just

Eat Takeaway.com Shareholder who, individually or together with other Just Eat Takeaway.com Shareholders, holds an interest of at least 10% of the issued share capital may request the Company to establish the identity of its shareholders. This request may only be made during a period of 60 days until (and not including) the 42nd day before the day on which a General Meeting will be held.

Obligations to Disclose Holdings under English Law

Following the end of the Brexit transition period on 31 December 2020, the requirements for the notification of major shareholdings set out in Chapter 5 of the Disclosure Guidance and Transparency Rules apply in addition to the obligations to disclose holdings under the Dutch legal framework as described above.

Pursuant to the Disclosure Guidance and Transparency Rules and subject to certain exemptions, a person is required to disclose the percentage of his, her or its voting rights attributable to his, her or its holding of Just Eat Takeaway.com Shares (or deemed holding through his, her or its direct or indirect holding of related financial instruments) if the percentage of those voting rights reaches, exceeds or falls below certain thresholds pursuant to the Disclosure Guidance and Transparency Rules. The relevant thresholds for non-UK issuers are 5%, 10%, 15%, 20%, 25%, 30%, 50% and 75%. The disclosure requirements apply to holdings of Just Eat Takeaway.com Shares and other instruments such as options, futures, swaps, forward rate agreements and any other derivative contracts that give the holder the right to acquire Just Eat Takeaway.com Shares with voting rights attached.

The notification must be made to the Company as soon as possible, but in any event no later than four trading days after the date on which the relevant person: (i) learns of the acquisition or disposal or of the possibility of exercising voting rights, or on which, having regard to the circumstances, should have learned of it, regardless of the date on which the acquisition, disposal or possibility of exercising voting rights takes effect; or (ii) is informed about events changing the breakdown of the Company's voting rights.

Any information disclosed to the Company in accordance with the notification provisions described above would be required to be made public by the Company as soon as possible and, in any event, by no later than the end of the third trading day following receipt of the information.

Related Party Transactions

Dutch law position

Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement (the "Shareholder Rights Directive II") establishes requirements in relation to the exercise of certain shareholder rights attached to voting shares in relation to general meetings of companies which have their registered office in an EU member state and the shares of which are admitted to trading on a regulated market situated or operating within an EU member state. In particular, such companies must comply with the rules of the jurisdiction where their registered office is located. The Shareholder Rights Directive II and its implementation in Dutch law as described below will apply to the Company for so long as the Just Eat Takeaway.com Shares remain listed on Euronext Amsterdam.

Sections 2:167 through 2:170 BW, which implement the provisions of the Shareholder Rights Directive II in respect of related party transactions in the Netherlands, provide that material transactions with related parties entered into outside the ordinary course of business or on other than normal market terms, need to be approved by the supervisory board, and be publicly announced at the time that the transaction is entered into. Directors that are involved in the transaction with the related party cannot participate in the decision-making. As long as not all of the directors are excluded on the basis that they are involved in the relevant transaction, no approval from the General Meeting is required. In this context: a related party is interpreted in accordance IFRS (IAS 24 (Related Party Disclosures)) and includes a party that has control or significant influence over the company or is a member of the company's key management personnel; and a transaction is considered material if information about the transaction would constitute inside information within the meaning of the EU Market Abuse Regulation and is concluded between the company and a related party (which for this purpose in any event includes one or more shareholders representing at least 10% of the issued share capital or a managing director or supervisory director of the company). Certain transactions are not subject to the approval and disclosure provisions of Sections 2:167 through 2:170 BW (for example, transactions concluded between a company and its subsidiary). The supervisory board is required to establish an internal procedure to periodically assess whether transactions are concluded in the ordinary course of business and on normal market terms.

UK law position

Pursuant to Chapter 11 of the Listing Rules, related party transactions to be entered into by the Company (or any of its subsidiary undertakings) are subject to (unless certain exemptions within Chapter 11 of the Listing Rules apply): (i) announcement or additional obligations (including the publication of a circular that is approved by the FCA to shareholders); and (ii) prior approval of the General Meeting.

A related party transaction is, among other things, a transaction (other than a transaction entered into in the ordinary course of business) between a company whose shares are listed on the premium listing segment of the

UK Official List and a "related party". The definition of "related party" includes: (i) a person who is (or was within the 12 months before the date of the transaction) a "substantial shareholder"; (ii) a person who is (or was within the 12 months before the date of the transaction) a director of the company or of any other company which is its subsidiary undertaking or parent undertaking or a fellow subsidiary undertaking of its parent undertaking; (iii) any person who exercises significant influence over the company; and (iv) any associate of a person described in (i) to (iii) above.

Certain related party transactions are not subject to the requirements of companies to publish a circular and obtain shareholder approval (including, for example, smaller transactions where each of the relevant "class tests" is less than 5%, but one or more of them exceeds 0.25%).

On 10 June 2019, an amendment was made to the Disclosure Guidance and Transparency Rules to implement the material related party transaction requirements of the Shareholder Rights Directive II. Although DTR 7.3 (which sets out the rules on material related party transactions) does not itself apply to overseas-incorporated companies, the FCA has extended the scope of its application (under Listing Rule 9.2.6CR) to certain non-UK incorporated listed companies. Before the end of the Brexit transition period on 31 December 2020, UK-premium listed companies that were already subject to requirements in another EEA state (as defined in the Listing Rules) that corresponded to DTR 7.3 were exempted from the DTR 7.3 requirements. The Company was able to benefit from this exemption as it is subject to the requirements of the Dutch bill on the promotion of the long-term involvement of shareholders (bevordering van de langetermijnbetrokkenheid van aandeelhouders). However, following the end of the Brexit transition period, this exemption no longer applies and the Company must therefore comply with DTR 7.3, subject to the modifications set out in Listing Rule 9.2.6DR (for example, non-UK companies are not required to obtain board approval of material related party transactions). The FCA's guidance sets out how compliance with Chapter 11 of the Listing Rules satisfies the corresponding DTR 7.3 requirement. In those instances where DTR 7.3 applies but Chapter 11 of the Listing Rules does not, the Company would need to comply with DTR 7.3.

Market Abuse

The rules on preventing market abuse set out in (i) the EU Market Abuse Regulation and (ii) the EU Market Abuse Regulation as it forms part of UK domestic law by virtue of the EUWA (the "UK Market Abuse Regulation") are applicable to the Company, the Managing Directors, other insiders and persons performing or conducting transactions in the Company's financial instruments. Certain important market abuse rules that are relevant for investors are described hereunder.

The Company is required to make inside information public. Pursuant to the EU Market Abuse Regulation and the UK Market Abuse Regulation, inside information is information of a precise nature, which has not been made public, relating, directly or indirectly, to the issuer or to one or more financial instruments, and which, if it were made public, would be likely to have a significant effect on the prices of those financial instruments or on the price of related derivative financial instruments. Unless an exception applies, the Company must without delay publish inside information which directly concerns the Company by means of a press release, and post and maintain it on its website for at least five years. The Company must also provide the AFM with this inside information at the time of publication.

It is prohibited for any person to make use of inside information by acquiring or disposing of, for its own account or for the account of a third party, directly or indirectly, financial instruments to which that information relates, as well as an attempt thereto (insider dealing). The use of inside information by cancelling or amending an order concerning a financial instrument also constitutes insider dealing. In addition, it is prohibited for any person to disclose inside information to anyone else (except where the disclosure is made strictly as part of the person's regular duty or function) or, whilst in possession of inside information, recommend or induce anyone to acquire or dispose of financial instruments to which the information relates. Furthermore, it is prohibited for any person to engage in or attempt to engage in market manipulation, for instance by conducting transactions which could lead to an incorrect or misleading signal of the supply of, the demand for or the price of a financial instrument.

Under the EU Market Abuse Regulation, the Company and any person acting on its behalf or on its account are each obliged to draw up an insider list of persons working for the Company and having, on a regular or incidental basis, knowledge of inside information. The Company and any person acting on its behalf or on its account are obliged to take all reasonable steps to ensure that any person on the insider list acknowledges in writing the legal and regulatory duties entailed and is aware of the sanctions applicable to insider dealing and unlawful disclosure of inside information. Under the UK Market Abuse Regulation, these obligations apply to the Company or any person acting on its behalf or on its account, however, they will apply to the Company and any person acting on the Company’s behalf or on its account from 29 June 2021 when amendments pursuant to the Financial Services Act 2021 (which received royal assent on 29 April 2021) come into force. Under the EU Market Abuse Regulation and the UK Market Abuse Regulation, the Company is obliged to update the insider list and provide the insider list to the AFM or the FCA (as applicable) upon its request. Under both the EU Market Abuse Regulation and UK Market Abuse Regulation, the Company remains fully responsible for compliance with these obligations, even if another person acting on behalf of or on the account of the Company, is requested to (under the EU Market Abuse Regulation) or assumes the task of (under the UK Market Abuse Regulation) drawing up and updating the Company’s insider list.

Management

Any Managing Director and Supervisory Director, as well as any other person discharging managerial responsibilities in respect of the Company who has regular access to inside information relating directly or indirectly to the Company and power to take managerial decisions affecting the future developments and business prospects of the Company, must notify the Company and the relevant competent authority by means of a standard form of any transactions conducted for his or her own account relating to the Just Eat Takeaway.com Shares or debt instruments of the Company or to derivatives or other financial instruments linked thereto.

In addition, pursuant to the EU Market Abuse Regulation and the UK Market Abuse Regulation, certain persons who are closely associated with Managing Directors, Supervisory Directors or any of the other persons as described above, are required to notify the Company and the relevant competent authority of any transactions conducted for their own account relating to the Just Eat Takeaway.com Shares or debt instruments of the Company or to derivatives or other financial instruments linked thereto. The EU Market Abuse Regulation and the UK Market Abuse Regulation cover, inter alia, the following categories of person: (i) a spouse or a partner considered to be equivalent to a spouse in accordance with national law; (ii) a dependent child in accordance with national law; (iii) a relative who has shared the same household for at least one year on the date of the transaction concerned; and (iv) a legal person, trust or partnership whose managerial responsibilities are discharged by a person referred to under (i) to (iii) above or by the relevant Managing Director, Supervisory Director or other person discharging the managerial responsibilities in respect of the Company as described above, among other things.

The notifications pursuant to the EU Market Abuse Regulation and the UK Market Abuse Regulation described above must be made to the Company and the relevant competent authority no later than the third business day following the relevant transaction date. Under certain circumstances, these notifications may be postponed until all transactions within a calendar year have reached a total amount of EUR 5,000 (calculated without netting). Any subsequent transaction must be notified as set forth above. Notwithstanding the foregoing, pursuant to the FMSA, the Managing Directors and the Supervisory Directors need to notify the AFM of each change in the number of Just Eat Takeaway.com Shares that they hold and of each change in the number of votes they are entitled to cast in respect of the Company's issued share capital, immediately after the relevant change.

A person discharging managerial responsibilities is not permitted to (directly or indirectly) conduct any transactions on its own account or for the account of a third party, relating to shares or debt instruments of the Company or other financial instruments linked thereto, during a closed period of 30 calendar days before the announcement of an interim financial report or an annual report of the Company.

LISTINGS AND SETTLEMENT

Expected Timetable of Principal Events

Announcement of the Transaction	10 June 2020
Convocation of Extraordinary General Meeting	25 August 2020
Extraordinary General Meeting to approve the Transaction and authorize the issue of Just Eat Takeaway.com Shares	14:00 CET on 7 October 2020
Publication of this Prospectus	12 May 2021
Effectiveness of the Form F-4	12 May 2021
Grubhub Stockholder Meeting to approve the Transaction	10 June 2021
Completion of the Transaction	H1 2021
Admission to listing and trading of New Just Eat Takeaway.com Shares on Euronext Amsterdam	H1 2021
Admission of New Just Eat Takeaway.com Shares to listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities	H1 2021
Admission of the New Just Eat Takeaway.com ADSs to listing and trading on Nasdaq	H1 2021

The NL Admission of the New Just Eat Takeaway.com Shares

The Just Eat Takeaway.com Shares are publicly traded on Euronext Amsterdam under the symbol "TKWY". The Just Eat Takeaway.com Shares trade in euro on Euronext Amsterdam. Application will be made to admit the New Just Eat Takeaway.com Shares to trading on Euronext Amsterdam. The New Just Eat Takeaway.com Shares are expected to be listed on Euronext Amsterdam on or around the date of Completion which, subject to the satisfaction or waiver of the Conditions, is expected to occur by the end of H1 2021. The New Just Eat Takeaway.com Shares will be delivered in book-entry form through the facilities of Euroclear Nederland, having its offices at Herengracht 459-469, 1017 BS Amsterdam, the Netherlands.

Listing and Paying Agent

ABN AMRO is acting as the Listing Agent with respect to the NL Admission of the New Just Eat Takeaway.com Shares on Euronext Amsterdam. ABN AMRO also acts as the paying agent for the Just Eat Takeaway.com Shares. The address of ABN AMRO is Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands.

The UK Admission of the New Just Eat Takeaway.com Shares

Application for the UK Admission

The Just Eat Takeaway.com Shares are publicly traded on the London Stock Exchange under the symbol "JET". The Just Eat Takeaway.com CDIs trade in British pound sterling on the London Stock Exchange. Application will be made to admit the New Just Eat Takeaway.com Shares to listing on the premium listing segment of the UK Official List and to trading on the London Stock Exchange's main market for listed securities. The New Just Eat Takeaway.com Shares are expected to be listed on the UK Official List and traded on the London Stock Exchange's main market for listed securities on or around the date of Completion which, subject to the satisfaction or waiver of the Conditions, is expected to occur by the end of H1 2021.

Sponsor

Merrill Lynch International is acting as the sponsor with respect to the UK Admission. The address of Merrill Lynch International is 2 King Edward Street, London EC1A 1HQ, United Kingdom.

Registrar

Euroclear UK acts as the registrar with respect to the Just Eat Takeaway.com CDIs. The address of Euroclear UK is 33 Cannon Street, London, EC4M 5SB, United Kingdom.

Corporate Sponsored Nominee

Equiniti Corporate Nominees Limited acts as nominee and bare trustee in respect of interests in Just Eat Takeaway.com Shares held through the UK corporate sponsored nominee facility established by Just Eat Takeaway.com in connection with the Just Eat Acquisition.

The ADS Admission

The Registration Statement has been filed with the SEC to register the New Just Eat Takeaway.com Shares under the Securities Act and the ADS Registration Statement has been filed with the SEC to register the New Just Eat Takeaway.com ADSs under the Securities Act. Application has been made for the New Just Eat Takeaway.com ADSs to be approved for listing on Nasdaq under the trading symbol "GRUB". The New Just Eat Takeaway.com ADSs are expected to be listed on Nasdaq upon Completion.

Depositary Bank & Custodian

Deutsche Bank Trust Company Americas is acting as the depositary bank with respect to the New Just Eat Takeaway.com ADSs. The principal office of Deutsche Bank Trust Company Americas is at 60 Wall Street, New York, NY 10005, United States of America. Deutsche Bank AG, Amsterdam Branch, is acting as custodian for the Depositary Bank in the Netherlands. The principal office of Deutsche Bank AG, Amsterdam Branch, is at DE Entree 195, 1101 HE, Amsterdam, the Netherlands.

Settlement

Background; Exchange agent and contribution in kind

Prior to the First Effective Time, Just Eat Takeaway.com shall designate an exchange agent (the "exchange agent") for the purpose of exchanging the initial surviving company stock for the merger consideration in accordance with the terms of the Merger Agreement (see also ''The Merger Agreement").

Immediately following the First Effective Time and prior to the Second Effective Time, and in accordance with the provisions of section 2:94b BW, Just Eat Takeaway.com shall cause the exchange agent to contribute to Just Eat Takeaway.com, for the account and benefit of the former Grubhub Stockholders, all of the issued and outstanding shares of initial surviving company stock that were issued to the exchange agent for the account and benefit of the former Grubhub Stockholders pursuant to the Merger Agreement as a contribution in kind (inbreng op aandelen anders dan in geld).

In consideration of this contribution in kind, immediately following the First Effective Time and prior to the Second Effective Time, Just Eat Takeaway.com shall, subject to section ''Listings and Settlement—Settlement—Settlement in respect of Just Eat Takeaway.com Shares or CDIs" below, (i) issue (uitgeven) and deliver (leveren) to the exchange agent for immediate delivery to the Depositary Bank, or its nominee, solely in its capacity as such, a number of validly issued, fully paid-up and non-assessable New Just Eat Takeaway.com Shares equal to the number of New Just Eat Takeaway.com Shares represented by the New Just Eat Takeaway.com ADSs issuable pursuant to the Merger Agreement and (ii) cause to be issued and delivered, upon delivery of the foregoing New Just Eat Takeaway.com Shares by the exchange agent to the Depositary Bank or its nominee, to the exchange agent for the account and benefit of the former holders of Grubhub Shares (A) receipts representing the New Just Eat Takeaway.com ADSs issuable pursuant to the Merger Agreement (or make appropriate alternative arrangements if uncertificated New Just Eat Takeaway.com ADSs represented by a book-entry will be issued) and (B) cash in an amount sufficient to make all requisite payments of cash in lieu of fractional shares and dividends or other distributions to which such holders are entitled, in each case without interest (subject to any applicable withholding tax).

Settlement in respect of New Just Eat Takeaway.com ADSs

Subject to Completion and in accordance with the terms of the Merger Agreement, Grubhub Stockholders will become holders of New Just Eat Takeaway.com ADSs or, if such holders elect to convert their New Just Eat Takeaway.com ADSs into New Just Eat Takeaway.com Shares, New Just Eat Takeaway.com Shares (see also ''Listings and Settlement—Settlement—Settlement in respect of Just Eat Takeaway.com Shares or CDIs'').

Upon Completion, the New Just Eat Takeaway.com Shares will be issued as fully paid-up and on identical terms as, and will rank pari passu with, the Just Eat Takewaway.com Shares in issue at the time that the New Just Eat Takeaway.com Shares are issued, including in respect of the right to receive and retain all dividends and other distributions (if any) declared, made or paid on the Just Eat Takeaway.com Shares after the First Effective Time.

As part of the Transaction, the New Just Eat Takeaway.com Shares to be issued pursuant to the Merger Agreement will be issued by Just Eat Takeaway.com, via its agent ABN AMRO, for inclusion in the Euroclear Nederland system in accordance with the Dutch Giro Securities Act. Euroclear Nederland will create book-entry interests, which will be credited, upon immediate delivery by the exchange agent, to the securities account of the Custodian.

Pursuant to a deposit agreement between Just Eat Takeaway.com and the Depositary Bank, effective as of or prior to the First Effective Time, the Depositary Bank will set up an ADR program, for the purpose of issuing the New Just Eat Takeaway.com ADSs issuable pursuant to the Merger Agreement to the Grubhub Stockholders (see also ''Listings and Settlement—Settlement—Background; Exchange agent and contribution in kind''). The deposit agreement sets out the terms on which the New Just Eat Takeaway.com ADSs are issued and held by the Depositary Bank. For more information regarding the rights attaching to the New Just Eat Takeaway.com

ADSs see also ''Risk Factors—The rights and responsibilities of a Just Eat Takeaway.com Shareholder are governed by Dutch law and will differ in some respects from the rights and obligations of shareholders under the laws of other jurisdictions.''.

Exchange Procedures

As soon as practicable after the First Effective Time (and in no event later than five Business Days after the First Effective Time), Just Eat Takeaway.com shall cause the exchange agent to mail to each holder of record of Grubhub Shares which were converted pursuant to the Merger Agreement into the merger consideration: (i) a letter of transmittal (which, in case of Grubhub Shares represented by certificates ("Certificates"), shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon delivery of the Certificates or affidavits of loss in lieu of the Certificates to the exchange agent) and (ii) instructions for use in effecting the surrender of the Certificates (or affidavits of loss in lieu of the Certificates) or Grubhub Shares held in book-entry form ("Book-Entry Shares") in exchange for the merger consideration).

Upon surrender of a Certificate (or affidavit of loss in lieu of the Certificate) or receipt of an "agent's message" by the exchange agent in the case of Book-Entry Shares to the exchange agent in accordance with the terms of the letter of transmittal duly executed, the holder of a Grubhub Share which was converted into the merger consideration shall be entitled to receive in exchange therefor, subject to any required withholding taxes, the merger consideration, together with (x) cash in lieu of any fractional New Just Eat Takeaway.com ADSs to which such holder is entitled and (y) any dividends or other distributions to which such holder is entitled, in each case without interest (subject to any applicable withholding tax), for each Grubhub Share surrendered, and any Certificates surrendered shall forthwith be cancelled.

The New Just Eat Takeaway.com ADSs to be delivered as merger consideration shall be eligible for settlement through The Depository Trust Company ("DTC") and issued in uncertificated book-entry form through the procedures of DTC, unless a physical New Just Eat Takeaway.com ADS is requested or otherwise required by applicable law, in which case Just Eat Takeaway.com shall cause the exchange agent to promptly send such receipt representing such New Just Eat Takeaway.com ADSs to such holder. If payment of the merger consideration is to be made to a person other than the person in whose name the surrendered Certificate or Book-Entry Share in exchange therefor is registered, it shall be a condition of payment that (i) the person requesting such exchange present proper evidence of transfer or shall otherwise be in proper form for transfer and (ii) the person requesting such payment shall have paid any transfer and other taxes required by reason of the payment of the merger consideration to a person other than the registered holder of such Certificate or Book- Entry Share surrendered or shall have established to the reasonable satisfaction of Just Eat Takeaway.com that such tax either has been paid or is not applicable.

Distributions with Respect to Unexchanged Just Eat Takeaway.com ADSs

All New Just Eat Takeaway.com ADSs (and the underlying New Just Eat Takeaway.com Shares) to be issued as the merger consideration shall be deemed issued and outstanding as of the First Effective Time; provided that no dividends or other distributions declared or made after the First Effective Time with respect to New Just Eat Takeaway.com Shares or Just Eat Takeaway.com ADSs with a record date after the First Effective Time will be paid to the holder of any unsurrendered Certificate or Book-Entry Share with respect to the New Just Eat Takeaway.com ADSs to be issued in exchange therefor, and no cash payment in lieu of any fractional shares will be paid to any such holder, until the holder of such Certificate or Book-Entry Share surrenders such Certificate or Book-Entry Share.

Subject to the effect of escheat, tax or other applicable laws, following surrender of any such Certificate or Book-Entry Share, the holder of the Certificate or Book-Entry Share representing whole New Just Eat Takeaway.com ADSs issued in exchange therefor will be paid, without interest (subject to any applicable withholding tax), (i) promptly, the amount of dividends or other distributions with a record date after the First Effective Time and theretofore paid with respect to such whole New Just Eat Takeaway.com ADS and (ii) at the appropriate payment date, the amount of dividends or other distributions, with a record date after the First Effective Time but prior to surrender and a payment date occurring after surrender, payable with respect to such whole New Just Eat Takeaway.com ADS.

Fractional ADSs

Grubhub Stockholders will not receive any fractional New Just Eat Takeaway.com ADSs in the mergers. Instead of fractional New Just Eat Takeaway.com ADSs, each Grubhub Stockholder who would otherwise be entitled to receive a fractional New Just Eat Takeaway.com ADS will be entitled, under the terms of the Merger Agreement, to receive a cash payment (rounded to the nearest cent, without interest and subject to any withholding tax) equal to the product obtained by multiplying (i) the fractional New Just Eat Takeaway.com ADS interest to which such Grubhub Stockholder would otherwise be entitled (rounded to three decimal places after converting each Grubhub Share to New Just Eat Takeaway.com ADSs representing 0.6710 Just Eat Takeaway.com Shares and after aggregating all fractional New Just Eat Takeaway.com ADS interests that would otherwise be received by such Grubhub Stockholder) by (ii) an amount equal to the volume-weighted average price of Just Eat

Takeaway.com Shares (as reported by Bloomberg) on the London Stock Exchange for the five trading days immediately prior to Completion.

Settlement in respect of Just Eat Takeaway.com Shares or CDIs

In accordance with the terms of the Merger Agreement, Just Eat Takeaway.com may, upon its reasonable determination, permit holders of Grubhub Shares to elect to receive a number of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) equal to the exchange ratio for each outstanding Grubhub Share in lieu of the New Just Eat Takeaway.com ADSs issuable as the merger consideration pursuant to the Merger Agreement.

In such case, the exchange agent shall not deliver such number of New Just Eat Takeaway.com Shares to the Depositary Bank or its nominee and (i) any and all Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) delivered to such holders of Grubhub Shares who have elected to receive Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) shall be deemed to be the merger consideration and (ii) with respect to any holders of Grubhub Shares who have elected to receive Just Eat Takeaway.com Shares, Just Eat Takeaway.com shall be deemed to have satisfied its obligations with respect to New Just Eat Takeaway.com ADSs through the registration, issuance, delivery and listing of Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs).

Settlement of Just Eat Takeaway.com Shares or Just Eat Takeaway.com CDIs, elected by Grubhub Stockholders to receive instead of New Just Eat Takeaway.com ADSs, will take place in the manner customary for these purposes and as further determined by Just Eat Takeaway.com, and will, among other matters, require that the electing holder of Grubhub Shares provides Just Eat Takeaway.com with the necessary details of its account to which such entitlements to Just Eat Takeaway.com Shares (or Just Eat Takeaway.com CDIs) may be transferred.

It is currently expected that Just Eat Takeaway.com will not permit holders of Grubhub Shares to elect to receive Just Eat Takeaway.com Shares or Just Eat Takeaway.com CDIs in exchange for outstanding Grubhub Shares.

Dilution

Subject to the Transaction becoming effective, up to 66,940,392 New Just Eat Takeaway.com Shares will be issued. This will result in Just Eat Takeaway.com's issued share capital increasing by approximately 45%, relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date. If the Transaction becomes effective, holders of existing Just Eat Takeaway.com Shares (who are not also Grubhub Stockholders) will suffer an immediate dilution as a result of the Transaction. Assuming that the maximum number of New Just Eat Takeaway.com Shares is issued to Grubhub Stockholders, each existing Just Eat Takeaway.com Shareholder (who is not also a Grubhub Stockholder) will be diluted by up to approximately 31%. If the Transaction becomes effective, Grubhub Stockholders will, immediately following Completion, hold approximately 31% of the Company's enlarged share capital (based on the fully diluted ordinary share capital of the Company (but excluding dilution from any conversion of the Convertible Bonds, which may be converted into, in aggregate, 13,934,536 Just Eat Takeaway.com Shares, such conversion increasing Just Eat Takeaway.com's issued share capital by approximately 9.4% relative to the number of existing Just Eat Takeaway.com Shares in issue as at the Latest Practicable Date) and the fully diluted share capital of Grubhub, in each case, as at the Latest Practicable Date).

AUDITORS, LEGAL ADVISORS AND CONSENTS

Independent Auditor of the Just Eat Takeaway.com Group

Deloitte, independent auditors, has audited the Just Eat Takeaway.com Consolidated Financial Statements and has issued unmodified independent auditor's reports thereon, which are incorporated by reference in this Prospectus. The address of Deloitte is Gustav Mahlerlaan 2970, 1081 LA Amsterdam, the Netherlands.

Deloitte has no interest in the Company. The auditors signing the independent auditor's reports on behalf of Deloitte are members of the Netherlands Institute of Chartered Accountants (Nederlandse Beroepsorganisatie van Accountants).

Independent Auditor of Just Eat

Deloitte LLP, independent auditor, has audited the Just Eat Consolidated Financial Statements and has issued unmodified independent auditor's reports thereon and includes an emphasis of matter in relation to the Danish tax assessment, which are incorporated by reference in this Prospectus. The address of Deloitte LLP as auditor to Just Eat is Hill House, 1 Little New Street, EC4A 3TR, United Kingdom.

Deloitte LLP has no interest in the Company. Deloitte LLP is registered to carry out audit work in the UK by the Institute of Chartered Accountants in England and Wales.

Independent Auditor of the Grubhub Group

Crowe, independent registered public accounting firm, has audited the Grubhub Consolidated Financial Statements and has issued unqualified auditor's reports thereon, which are incorporated by reference in this Prospectus. The address of Crowe is 1 Mid America Plaza, Oak Brook, Illinois 60181.

Crowe has no interest in the Grubhub Group. Crowe is an independent registered public accounting firm. The auditor signing the auditor's reports on behalf of Crowe is a member of the American Institute of Certified Public Accountants.

Legal Advisors

De Brauw Blackstone Westbroek N.V. is acting as legal advisor to Just Eat Takeaway.com as to Dutch law. The address of De Brauw Blackstone Westbroek N.V. is Claude Debussylaan 80, 1082 MD Amsterdam, The Netherlands.

Slaughter and May is acting as legal advisor to Just Eat Takeaway.com as to English law. The address of Slaughter and May is One Bunhill Row, London, EC1Y 8YY, United Kingdom.

Cravath, Swaine & Moore LLP is acting as legal advisor to Just Eat Takeaway.com as to U.S. law. The address of Cravath, Swaine & Moore LLP is Worldwide Plaza, 825 Eighth Avenue, New York, NY 10019.

Freshfields Bruckhaus Deringer LLP is acting as legal advisor to the Sponsor. The address of Freshfields Bruckhaus Deringer LLP is 100 Bishopsgate, London, EC2P 2SR, United Kingdom.

Consents

Deloitte has given and not withdrawn its written consent to the inclusion in this document of the report set out in "Unaudited Pro Forma Consolidated Financial Information—Part II: Auditor's letter" and has authorized the contents of that report for the purposes of Rule 5.3.2R(2)(f) of the Prospectus Regulation Rules, Annex I item 1.3 of Commission Delegated Regulation (EU) 2019/980 supplementing Regulation (EU) 2017/1129 and Annex I item 1.3 of Commission Delegated Regulation (EU) 2019/980 as it forms part of UK domestic law by virtue of the EUWA.

Crowe has given and not withdrawn its written consent to the inclusion of its reports incorporated by reference in this Prospectus.

The Financial Advisors and the Sponsor have given and not withdrawn their written consent to the publication of this Prospectus with the inclusion therein of the references to their names in the form and context in which each such reference appears.

DEFINITIONS

The following definitions are used in this Prospectus:

10bis	10bis.co.il Ltd
2018 Annual Report	The annual report of Just Eat Takeaway.com for FY 2018
2018 Just Eat Takeaway.com Consolidated Financial Statements
Consolidated financial information of Just Eat Takeaway.com as of and for the year ended 31 December 2018, which has been derived from the consolidated financial statements of the Just Eat Takeaway.com Group for the year ended 31 December 2018

2019 AGM	The annual general meeting of the Company held on 14 May 2019
2019 Annual Report	The annual report of Just Eat Takeaway.com for FY 2019
2019 Bondholder	A holder of Convertible Bonds 2019
2019 Bonds Maturity Date	25 January 2024
2019 Just Eat Takeaway.com Consolidated Financial Statements
Consolidated financial information of Just Eat Takeaway.com as of and for the year ended 31 December 2019, which has been derived from the consolidated financial statements of the Just Eat Takeaway.com Group for the year ended 31 December 2019

2020 AGM	The annual general meeting of the Company held on 14 May 2020
2020 Annual Report	The annual report of Just Eat Takeaway.com for FY 2020
2020 Bondholder	A holder of Convertible Bonds 2020
2020 Bonds Maturity Date	30 April 2026
2020 Just Eat Takeaway.com Consolidated Financial Statements
Consolidated financial information of Just Eat Takeaway.com as of and for the year ended 31 December 2020, which has been derived from the consolidated financial statements of the Just Eat Takeaway.com Group for the year ended 31 December 2020

AB 2149	California Assembly Bill 2149
AB5	California Assembly Bill 5
ABN AMRO	ABN AMRO Bank N.V. department Corporate Broking (HQ7212), Gustav Mahlerlaan 10, 1082 PP Amsterdam, the Netherlands
Acquired German Businesses	The German businesses of Delivery Hero, consisting of Delivery Hero Germany GmbH and Foodora GmbH, which operated the Lieferheld, Pizza.de and Foodora brands in Germany
Active Markets
The United Kingdom, Germany, Canada, the Netherlands, Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland

Admission	(i) NL Admission, (ii) UK Admission and (iii) ADS Admission
ADS Admission	Admission of the New Just Eat Takeaway.com ADSs to listing and trading on the Nasdaq
ADS Ratio	0.20
ADS Registration Statement	The registration statement on Form F-6 that Just Eat Takeaway.com filed with the SEC to register the New Just Eat Takeaway.com ADSs, representing the New

Just Eat Takeaway.com Shares to be issued to the Gruhub Stockholders as the merger consideration
AFM	The Dutch Authority for the Financial Markets (Autoriteit Financiële Markten)
Alternative Withholding Tax	The alternative dividend withholding tax proposed by the Dutch State Secretary for Finance in a proposal of law on 25 March 2021
Ameranth	Ameranth, Inc.
APA	Advanced Pricing Agreement
Articles	The articles of association of Just Eat Takeaway.com
Assumed Option	An option to purchase Just Eat Takeaway.com ADSs into which each Grubhub Option will be converted at the First Effective Time
Assumed RSU	A restricted stock unit of Just Eat Takeaway.com with respect to Just Eat Takeaway.com ADSs into which each Grubhub RSU will be converted at the First Effective Time
ATO	Australian Taxation Office
Audit Committee	The audit committee of the Supervisory Board
BofA Securities	Bank of America Europe DAC, Amsterdam Branch (formerly known as Bank of America Merrill Lynch International DAC, Amsterdam Branch)
Brexit	The UK's exit from the EU on 31 January 2020
Business Day
A day except a Saturday, a Sunday or other day on which the SEC or banks in any of the City of New York, United States, London, United Kingdom or Amsterdam, the Netherlands are authorized or required by law to be closed

BW	Dutch Civil Code
CARES Act	The Coronavirus Aid, Relief and Economic Security Act
CEO	Chief executive officer
CET	Central European Time
CFC	Controlled Foreign Company
CFIUS	The Committee on Foreign Investment in the United States of America
CFO	Chief financial officer
CGU	Cash generating unit
Charter of the Management Board	The rules of the Management Board governing its internal proceedings, providing for the division of its duties among the Managing Directors and setting out the adoption of resolutions
Charter of the Supervisory Board	The rules of the Supervisory Board governing its internal proceedings
Circular	The FCA-approved shareholder circular published by Just Eat Takeaway.com on 25 August 2020
City Code	The UK City Code on Takeovers and Mergers
CMA	The UK Competition and Markets Authority
CODM	Chief operating decision maker
Company Subsidiary	Each of the Company's subsidiaries within the meaning of article 2:24a BW
Completion	Completion of the Transaction pursuant to the Merger Agreement
Concurrent Delta Placement	The simultaneous placement of existing Just Eat Takeaway.com Shares on behalf of certain subscribers of the Convertible Bonds 2021 on the pricing date
Conditions	The conditions to Completion as set out in the Merger Agreement which are summarized in the "The Merger Agreement" section of this Prospectus
Convertible Bonds	The Convertible Bonds 2019, the Convertible Bonds 2020 and the Convertible Bonds 2021
Convertible Bonds 2019	The €250 million 2.25% convertible bonds due 2024 issued by Just Eat Takeaway.com on 25 January 2019
Convertible Bonds 2020	The €300 million 1.25% convertible bonds due 2026 issued by Just Eat Takeaway.com on 30 April 2020
Convertible Bonds 2021	The Tranche A Convertible Bonds 2021 together with the Tranche B Convertible Bonds 2021
COO	Chief operating officer
Credit Agreement	Grubhub Holdings' amended and restated credit agreement
CREST
The system for the paperless settlement of trades in securities and the holding of uncertificated securities operated by Euroclear UK in accordance with the Uncertificated Securities Regulations 2001 (SI 2001/3755), as amended from time to time

CREST Depository	CREST Depository Limited, a company incorporated in England and Wales with registered number 3133256
Crowe	Crowe LLP, independent registered public accounting firm
Custodian	Deutsche Bank AG, Amsterdam Branch
DDoS	Distributed denial-of-service
Delivery	Delivery services provided by the Just Eat Takeaway.com Group's own logistical food delivery services for Orders from restaurants that do not deliver themselves
Delivery Hero	Delivery Hero SE, a company incorporated in Germany whose shares are listed on the Prime Standard segment of the Frankfurt Stock Exchange
Delivery Orders	The number of Orders for Delivery by the Just Eat Takeaway.com Group
Deloitte	Deloitte Accountants B.V.
Depositary Bank	Deutsche Bank Trust Company Americas
DGCL	The General Corporation Law of the State of Delaware, United States of America
Disclosure Guidance and Transparency Rules or DTRs	The disclosure guidance and transparency rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook), as amended
DNB	De Nederlandsche Bank N.V.
EC	European Commission
ECAC	El Cocinero a Cuerda SL
EEA	The European Economic Area first established by the agreement signed at Oporto on 2 May 1992
Employee Share Plans
The Takeaway.com Employee Share Option Plan, the "rolled over" Just Eat Deferred Share Bonus Plan 2018, Just Eat Sharesave Scheme, Just Eat Ireland Sharesave Scheme and Just Eat International Sharesave Scheme, the newly adopted Just Eat Takeaway.com Performance Share Plan and the Just Eat Takeaway.com Restricted Share Plan

Enlarged Group	The Just Eat Takeaway.com Group as enlarged by the Transaction with effect from Completion

Enterprise Chamber	The enterprise chamber of the court of appeal in Amsterdam (Ondernemingskamer van het Gerechtshof te Amsterdam)
ePrivacy Directive	Directive 2002/58/EC as amended by Directive 2009/136/EC
EU	The European Union
EU Food Information Regulation	Regulation (EU) 1169/2011 on the provision of food information to consumers
EU General Data Protection Regulation or EU GDPR
Regulation (EU) 2016/679 of the European Parliament and of the Council of 27 April 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data

EU Market Abuse Regulation	Regulation (EU) No 596/2014 of the European Parliament and of the Council of 16 April 2014 on market abuse and the regulations promulgated thereunder
EU Prospectus Regulation
Regulation (EU) 2017/1129 of the European Parliament and Council of 14 June 2017 on the prospectus to be published when securities are offered to the public or admitted to trading on a regulated market, and repealing Directive 2003/71/EC

Euroclear UK	Euroclear UK & Ireland Limited, a company incorporated in England and Wales with registered number 02878738
Euronext Amsterdam	Euronext in Amsterdam, a regulated market operated by Euronext Amsterdam N.V.
EUWA	The European Union (Withdrawal) Act 2018, as amended
Exchange Act	The United States Securities and Exchange Act of 1934 (as amended)
Extraordinary General Meeting	The extraordinary general meeting of Just Eat Takeaway.com held on 7 October 2020
FBAI	FBA Invest SaS
FCA	The Financial Conduct Authority of the United Kingdom
FCA Handbook	The FCA's Handbook of Rules and Guidance, as amended from time to time
Final surviving company	Merger Sub II as the surviving company in the subsequent merger
Financial Advisors	Goldman Sachs International and BofA Securities
First Effective Time	The effective time of the initial merger
First Merger Agreement Amendment	The amendment to the Merger Agreement entered into by Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II on 4 September 2020
FMSA	The Dutch Financial Markets Supervision Act (Wet op het financieel toezicht)
Form F-4	The registration statement on Form F-4 filed with the SEC relating to the registration under the Securities Act of the New Just Eat Takeaway.com Shares
FRSA	Dutch Financial Reporting Supervision Act (Wet toezicht financiële verslaggeving)
FSMA	The Financial Services and Markets Act 2000, as amended
FTEs	Full-time equivalent employees
FTSE	Financial Times Stock Exchange Group
FY 2018	The financial year ended 31 December 2018
FY 2019	The financial year ended 31 December 2019
FY 2020	The financial year ended 31 December 2020

GCEU	The General Court of the European Union
General Meeting
The general meeting of Just Eat Takeaway.com (the corporate body) or the meeting in which shareholders and all other persons entitled to attend general meetings of Just Eat Takeaway.com assemble, as the context requires

German Businesses Acquisition	The acquisition by Just Eat Takeaway.com of the Acquired German Businesses, for a total consideration of €1.2 billion consisting of cash and Just Eat Takeaway.com Shares
German Businesses Completion	Seven years after completion of the German Businesses Acquisition on 1 April 2019
GMV	Gross merchandise value
Grubhub	Grubhub Inc., a Delaware corporation
Grubhub Consolidated Financial Statements
Consolidated financial information of the Grubhub Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018, which has been derived from the consolidated financial statements of the Grubhub Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018

Grubhub Holdings	Grubhub Holdings, Inc.
Grubhub Group	Grubhub and its subsidiaries from time to time
Grubhub Option	Each outstanding option that represents the right to acquire Grubhub Shares
Grubhub Recommendation	Grubhub's agreement, pursuant to the Merger Agreement, to recommend that Grubhub Stockholders adopt the Merger Agreement
Grubhub RSU	Each outstanding restricted stock unit with respect to Grubhub Shares
Grubhub Senior Notes	The $500.0 million Grubhub Group's 5.500% senior notes
Grubhub Shares	All shares of common stock, with a par value $0.0001 per share, in Grubhub issued and outstanding from time to time
Grubhub Stockholder	A holder of Grubhub Shares from time to time
Grubhub Stockholder Approval	The required vote of the Grubhub Stockholders in favor of the adoption of the Merger Agreement
Grubhub Stockholder Meeting	The meeting of Grubhub Stockholders to consider and vote upon the adoption of the Merger Agreement and such other matters as may be legally required, expected to be held on or around 10 June 2021
H1 2021	The six-month period ended 30 June 2021
HMRC	Her Majesty's Revenue and Customs
HSR Act	The Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended
IFRS	International Financial Reporting Standards as adopted by the EU
Indenture	The indenture, pursuant to which the Grubhub Senior Notes were issued, dated 10 June 2019, among Grubhub Holdings, the guarantors party thereto and Wilmington Trust, National Association, as trustee
Initial merger	The merger of Merger Sub I with and into Grubhub in accordance with the Merger Agreement
Initial surviving company	Grubhub as the surviving company in the initial merger
IPO	Initial public offering
ISIN	International securities identification number

Just-Eat Italy	Just-Eat Italy S.r.l.
Just Eat	Just Eat Limited (formerly Just Eat plc), a limited company incorporated in England and Wales with registered number 06947854
Just Eat Acquisition	The acquisition by the Company of the entire issued share capital of Just Eat plc, which became unconditional in all respects on 31 January 2020
Just Eat Consolidated Financial Statements	The consolidated financial statements of Just Eat for the year ended 31 December 2019
Just Eat Facility	The multi-currency revolving loan facility entered into by Just Eat on 2 November 2017, as amended and restated on 9 March 2020
Just Eat Group	Just Eat and its subsidiaries from time to time
Just Eat Limited 2019 Annual Report and Accounts	The annual report and accounts of Just Eat Limited for FY 2019
Just Eat Takeaway.com or the Company	Just Eat Takeaway.com N.V., a public company with limited liability (naamloze vennootschap) incorporated under the laws of the Netherlands
Just Eat Takeaway.com ADSs	American depositary shares representing Just Eat Takeaway.com Shares
Just Eat Takeaway.com Boards	The Management Board and the Supervisory Board together
Just Eat Takeaway.com CDIs	CREST depositary interests eligible for trading through CREST representing beneficial ownership interests in a number of Just Eat Takeaway.com Shares
Just Eat Takeaway.com Consolidated Financial Statements	The consolidated financial statements of the Just Eat Takeaway.com Group for the years ended 31 December 2020, 31 December 2019 and 31 December 2018
Just Eat Takeaway.com Group	Just Eat Takeaway.com and the Company Subsidiaries from time to time
Just Eat Takeaway.com Shareholder	A holder of Just Eat Takeaway.com Shares from time to time
Just Eat Takeaway.com Shareholder Approval	The required votes of the Just Eat Takeaway.com Shareholders in favor of the transaction proposals and the board nominations
Just Eat Takeaway.com Shares	The ordinary shares with a nominal value of €0.04 each in the share capital of Just Eat Takeaway.com from time to time
KPI	Key performance indicator
Latest Practicable Date	10 May 2021
Leverage Ratio	3.0:1
Listing and Paying Agent	ABN AMRO
Listing Rules	The listing rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook), as amended, governing, inter alia, the admission of securities to the UK Official List
London Stock Exchange	The London Stock Exchange plc or any recognized investment exchange for the purposes of the FMSA that may take over the functions of the London Stock Exchange plc
LTIP	Long-term incentive plan of the Company
Management Board	The management board of Just Eat Takeaway.com
Managing Director	A member of the Management Board
MAP	Mutual Agreement Process
Menulog	Menulog Pty. Ltd., a subsidiary of the Company

Merger Agreement
The agreement and plan of merger dated 10 June 2020 and made between Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II, providing for the acquisition by Just Eat Takeaway.com of all Grubhub Shares (as amended on 4 September 2020 and 12 March 2021)

mergers	The subsequent merger together with the initial merger
Merger Sub I	Checkers Merger Sub I, Inc., a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com
Merger Sub II	Checkers Merger Sub II, Inc., a Delaware corporation and a wholly-owned subsidiary of Just Eat Takeaway.com
Merrill Lynch or the Sponsor	Merrill Lynch International
Nasdaq	The Nasdaq Global Select Market
New Just Eat Takeaway.com ADSs	The American Depositary Shares representing Just Eat Takeaway.com Shares that are to be issued to Grubhub Stockholders in connection with the Transaction
New Just Eat Takeaway.com Shares	Newly issued ordinary shares in the share capital of Just Eat Takeaway.com with a nominal value of €0.04 each
New Just Eat Takeaway.com Shares Authorization
The authorization of the Management Board to, for a period of 18 months as from 7 October 2020 and subject to approval of the Supervisory Board, resolve on the issue of up to 233,297,041 Just Eat Takeaway.com Shares (or rights to acquire Just Eat Takeaway.com Shares)

NL Admission	Admission of the New Just Eat Takeaway.com Shares to listing and trading on Euronext Amsterdam
NYSE	The New York Stock Exchange
Online Payments	Payments by means of debit or credit card or other forms of cashless payment
Orders	Orders by consumers through the Just Eat Takeaway.com Group's websites and mobile applications (i.e., excluding orders processed through third party websites for its restaurant partners)
PCI	The Payment Card Industry
Periods under review	The years ended 31 December 2018, 2019 and 2020
PRA	The Prudential Regulation Authority
Projections
The long-range unaudited financial projections relating to the adjusted EBITDA of the standalone Grubhub Group for fiscal years 2021 through 2024 and the standalone Just Eat Takeaway.com Group for fiscal years 2021 through 2029 disclosed in the proxy statement/prospectus forming part of the Registration Statement filed with the SEC

Prop 22	Proposition 22
Proposed Managing Directors	The proposed managing directors of the Enlarged Group
Proposed Supervisory Directors	The proposed supervisory directors of the Enlarged Group
Prospectus	This prospectus dated 12 May 2021
Prospectus Regulation Rules	The prospectus regulation rules made by the FCA under Part VI of FSMA (as set out in the FCA Handbook), as amended
PSD II	Directive 2015/2366/EU on payment services

Registration Statement	The registration statement on Form F-4 that Just Eat Takeaway.com filed with the SEC in connection with the Transaction
Regular Dividend Withholding Tax	The Dutch dividend withholding tax under the Dutch Dividend Witholding Tax Act
Regulation (EU) 2019/1150	Regulation (EU) 2019/1150 of the European Parliament and of the Council of 20 June 2019 on promoting fairness and transparency for business users of online intermediation services
Relationship Agreement	The agreement described in the "Information about Just Eat Takeaway.com" section of this Prospectus
Remuneration & Nomination Committee	The combined remuneration and nomination committee of the Company
Remuneration Policy Supplement	A supplement to the Company's existing remuneration policy for the Management Board
Repurchase Program
Grubhub's program for the repurchase of up to $100 million of its common stock exclusive of any fees, commissions or other expenses relating to such repurchases through open market purchases or privately negotiated transactions at the prevailing market price at the time of purchase

Rest of World	Australia, Austria, Belgium, Bulgaria, Denmark, France, Ireland, Israel, Italy, Luxembourg, New Zealand, Norway, Poland, Portugal, Romania, Spain and Switzerland
RSUs	Restricted stock units
Seamless	Seamless North America, LLC together with Seamless Holdings
Seamless Holdings	Seamless Holdings Corporation
Seamless Merger	The business combination of Grubhub Holdings with Seamless
SEC	The United States Securities and Exchange Commission
Second Effective Time	The effective time of the subsequent merger
Second Merger Agreement Amendment	The amendment to the Merger Agreement entered into by Just Eat Takeaway.com, Grubhub, Merger Sub I and Merger Sub II on 12 March 2021
Securities Act	The United States Securities Act of 1933 (as amended)
SEO	Search engine optimization
Shareholder Rights Directive II	Directive (EU) 2017/828 of the European Parliament and of the Council of 17 May 2017 amending Directive 2007/36/EC as regards the encouragement of long-term shareholder engagement
Skip	SkipTheDishes
STAK	Stichting Administratiekantoor Takeaway.com
Standard	The Data Security Standard developed by the PCI Security Standards Council
STI	Short-term incentive, as an element of the Company's remuneration policy for the Management Board
subsequent merger	The merger of the initial surviving company with and into Merger Sub II in accordance with the Merger Agreement
Supervisory Board	The supervisory board of Just Eat Takeaway.com
Supervisory Director	A member of the Supervisory Board
Takeaway Pay	Corporate services provided under the Takeaway brand

Takeaway.com Revolving Credit Facility
The loan agreement for a €60 million revolving credit facility that Just Eat Takeaway.com entered into on 26 October 2019, which was subsequently amended in January 2020 to increase the amount that could be borrowed to up to €120 million

Takeover Directive	European Directive 2004/25/EC
TCA	The EU-UK Trade and Cooperation Agreement
The Netherlands	The part of the Kingdom of the Netherlands located in Europe
Tranche A 2021 Bondholder	A holder of Tranche A Convertible Bonds 2021
Tranche A Convertible Bonds 2021	The €600 million zero coupon convertible bonds due 2025 issued by Just Eat Takeaway.com on 9 February 2021
Tranche A Maturity Date	9 August 2025
Tranche B 2021 Bondholder	A holder of Tranche B Convertible Bonds 2021
Tranche B Convertible Bonds 2021	The €500 million 0.625% convertible bonds due 2028 issued by Just Eat Takeaway.com on 9 February 2021
Tranche B Maturity Date	9 February 2028
Transaction	The all-share combination of the Company with Grubhub Inc. in accordance with the Merger Agreement
Transaction Effects
Foreign exchange risk due to related gains and losses from the conversion into functional currency (the currency of the jurisdiction in which an operation operates) of any foreign currency denominated assets and liabilities

Transaction Litigation	Six complaints that have been filed in the U.S. in connection with the Transaction since the announcement of the Merger Agreement on 10 June 2020
UK Admission	Admission of the New Just Eat Takeaway.com Shares to listing on the UK Official List and to trading on the London Stock Exchange's main market for listed securities
UK Food Information Regulation	The EU Food Information Regulation as it forms part of UK domestic law by virtue of the EUWA
UK GDPR	The EU GDPR as it forms part of UK domestic law by virtue of the EUWA
UK Market Abuse Regulation	The EU Market Abuse Regulation as it forms part of UK domestic law by virtue of the EUWA
UK Official List	The Official List maintained by the FCA pursuant to FSMA
UK Prospectus Regulation	The EU Prospectus Regulation as it forms part of UK domestic law by virtue of the EUWA
Unaudited Pro Forma Consolidated Financial Information
The unaudited pro forma balance sheet and unaudited pro forma income statement of the Enlarged Group set out in "Unaudited Pro Forma Consolidated Financial Information—Part I: Unaudited pro forma consolidated financial information"

United Kingdom or UK	The United Kingdom of Great Britain and Northern Ireland
United States or U.S.	The United States of America
U.S. GAAP	U.S. Generally Accepted Accounting Principles
Voting and Support Agreement	The voting and support agreement dated 10 June 2020 and made between Jitse Groen and Grubhub
Wbni	The Security of Network and Information Systems Act (Wet beveiliging netwerk- en informatiesystemen)

Wge	The Dutch Act on Securities Transactions by Giro (Wet giraal effectenverkeer)